
11008154

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


Received SEC
OCT 19 2011
Washington, DC 20549

AMENDMENT NO. 3
TO

FORM 1-A /A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

ActivCare at Bressi Ranch, LLC

(Exact name of issuer as specified in its charter)

California

(State or other jurisdiction of incorporation or organization)

Income Property Group
c/o Health Care Group
9619 Chesapeake Drive
Suite 103
San Diego, California 92123
858-565-4424

(Name, address, including zip code, and telephone number, including area code, of issuer's principal executive office)

D. Kevin Moriarty
c/o Health Care Group
9619 Chesapeake Drive
Suite 103
San Diego, California 92123
858-565-4424

(Name, address, including zip code, and telephone number, including area code, of agent for service)

8050	45-2636068
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

{00057730.3 }

PART I
NOTIFICATION

Item 1. Significant Parties

(a) As a limited liability company, the issuer has a manager rather than directors. The issuer's manager is:

Name		Address
Income Property Group, a California corporation	Business:	9619 Chesapeake Drive Suite 103 San Diego, California 92123
	Residential:	Not applicable as the manager is an entity and not an individual.

(b) The issuer has no officers.

(c) Not applicable as the issuer is a limited liability company and has a manager rather than a general partner.

(d) The record owners of 5% or more of the membership interests of the issuer are:

Name		Address
Income Property Group, a California corporation (Sole member)	Business:	9619 Chesapeake Drive Suite 103 San Diego, California 92123
	Residential:	N/A as the record owner is an entity and not an individual

(e) The beneficial owners of greater than 5% of the membership interests of the issuer are:

Name		Address
W. Major Chance	Business:	9619 Chesapeake Drive Suite 103 San Diego, California 92123
	Residential:	7106 Country Club Drive La Jolla, California 92037

B. Renee Barnard	Business:	9619 Chesapeake Drive Suite 103 San Diego, California 92123
	Residential:	3514 Tealwater Court Katy, Texas 76205
D. Kevin Moriarty	Business:	9619 Chesapeake Drive Suite 103 San Diego, California 92123
	Residential:	P.O. Box 8695 Rancho Santa Fe, CA 92067
Todd A. Shetter	Business:	9619 Chesapeake Drive Suite 103 San Diego, California 92123
	Residential:	8536 Boothbay Place San Diego, California 92129

Each of Messrs. Chance, Moriarty and Shetter and Ms. Barnard owns 25% of the issued and outstanding stock of Income Property Group, so each of them is the beneficial owner of 25% of the outstanding membership interest of the issuer.

(f) The promoters of the issuer are:

Name		**Address**
Income Property Group, a California corporation	Business:	9619 Chesapeake Drive Suite 103 San Diego, California 92123
	Residential:	Not applicable as Income Property Group is an entity rather than an individual.
Health Care Group, a California corporation	Business:	9619 Chesapeake Drive Suite 103 San Diego, California 92123
	Residential:	Not applicable as Health Care Group is an entity rather than an individual.

(g) The affiliates of the issuer are:

Name		Address
Income Property Group, a California corporation	Business:	9619 Chesapeake Drive Suite 103 San Diego, California 92123
	Residential:	Not applicable as Income Property Group is an entity rather than an individual.
Health Care Group, a California corporation	Business:	9619 Chesapeake Drive Suite 103 San Diego, California 92123
	Residential:	Not applicable as Health Care Group is an entity rather than an individual.
Bressi Development LLC a California limited liability company	Business:	9619 Chesapeake Drive Suite 103 San Diego, California 92123
	Residential:	Not applicable as Bressi Development, LLC is an entity rather than an individual.
R.A.C. Bressi, LP a California limited partnership	Business:	9619 Chesapeake Drive Suite 103 San Diego, California 92123
	Residential:	Not applicable as R.A.C. Bressi, LP is an entity rather than an individual.
Bressi Holding, LLC a California limited liability company	Business:	9619 Chesapeake Drive Suite 103 San Diego, California 92123
	Residential:	Not applicable as Bressi Holding, LLC is an entity rather than an individual.

Principal Investors, LP a California limited partnership	Business:	9619 Chesapeake Drive Suite 103 San Diego, California 92123
	Residential:	Not applicable as Principal Investors, LP is an entity rather than an individual.
J-C La Jolla, Ltd. a California limited partnership	Business:	9619 Chesapeake Drive Suite 103 San Diego, California 92123
	Residential:	Not applicable as J-C La Jolla, Ltd. is an entity rather than an individual.
HCG Lending, LLC a California limited liability company	Business:	9619 Chesapeake Drive Suite 103 San Diego, California 92123
	Residential:	Not applicable as HCG Lending, LLC is an entity rather than an individual.
HCG Properties, LLC a California limited liability company	Business:	9619 Chesapeake Drive Suite 103 San Diego, California 92123
	Residential:	Not applicable as HCG Properties, LLC is an entity rather than an individual.
Major Grand Developments, LLC a California limited liability company	Business:	9619 Chesapeake Drive Suite 103 San Diego, California 92123
	Residential:	Not applicable as Major Grand Development, LLC is an entity rather than an individual.
Briercrest Development, L.P. a California limited partnership	Business:	9619 Chesapeake Drive Suite 103 San Diego, California 92123

	Residential:	Not applicable as Briercrest Development, L.P. is an entity rather than an individual.
Brittany House, LLC a California limited liability company	Business:	9619 Chesapeake Drive Suite 103 San Diego, California 92123
	Residential:	Not applicable as Brittany House, LLC is an entity rather than an individual.
Urban Financial Corporation, a California corporation	Business:	9619 Chesapeake Drive Suite 103 San Diego, California 92123
	Residential:	Not applicable as Urban Financial Corporation is an entity rather than an individual.
Chance Invest-Co LLC a California limited liability company	Business:	9619 Chesapeake Drive Suite 103 San Diego, California 92123
	Residential:	Not applicable as Chance Invest-Co LLC is an entity rather than an individual.
C-R Invest-Co LLC a California limited liability company	Business:	9619 Chesapeake Drive Suite 103 San Diego, California 92123
	Residential:	Not applicable as C-R Invest-Co LLC is an entity rather than an individual.
Coachella Desert Land Partners, LLC a California limited liability company	Business:	9619 Chesapeake Drive Suite 103 San Diego, California 92123
	Residential:	Not applicable as Coachella Desert Land Partners, LLC is an entity rather than an individual.

(h) Counsel to the issuer with respect to the proposed offering is:

Name		Address
Kaplan & Frank, PLC	Business:	7 East 2nd Street Richmond, Virginia 23224
	Residential:	Not applicable as Kaplan & Frank, PLC is an entity rather than an individual.

(i) The underwriter with respect to the proposed offering is:

Name		Address
Courtlandt Securities Corporation, a California corporation	Business:	3991 MacArthur Blvd. Suite 320 Newport Beach, California 92660
	Residential:	Not applicable as Courtlandt Securities Corporation is an entity rather than an individual.

(j) The underwriter's directors are:

Name		Address
Michael L. Cruz	Business:	3991 MacArthur Blvd. Suite 320 Newport Beach, California 92660
	Residential:	104 St. Joseph Long Beach, CA 90803

(k) The underwriter's officers are:

Name		Address
Michael L. Cruz Chief Executive Officer	Business:	3991 MacArthur Blvd. Suite 320 Newport Beach, California 92660

	Residential:	104 St. Joseph Long Beach, CA 90803
Steve M. Moore Chief Operating Officer	Business:	3991 MacArthur Blvd. Suite 320 Newport Beach, California 92660
	Residential:	5050 Birkdale Way San Jose, Ca 95138

(l) The underwriter has no general partners.

(m) Counsel to the underwriter is:

Name		**Address**
Jeffer, Mangels, Butler & Mitchell LLP	Business:	1900 Avenue of the Stars, Seventh Floor Los Angeles, California 90067
	Residential:	Not applicable as Jeffer, Mangels, Butler & Mitchell LLP is an entity rather than an individual.

Item 2. Application of Rule 262

(a) None of the persons identified in Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) Not applicable as none of the persons identified in Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

Item 3. Affiliate Sales

Not applicable as no part of the proposed offering involves the resale of securities by affiliates of the issuer.

Item 4. Jurisdictions in Which Securities are to be Offered

(a) The securities will be offered by the underwriter in the following states: California, Colorado, Illinois, and Minnesota. The securities will not be registered in California or Colorado and will be registered in Illinois and Minnesota. In California the securities will be offered pursuant to the exemption from registration found in Section 25102(n) of the California Corporations Code. In Colorado the securities will be offered pursuant to the exemption from registration found in Section 11-51-308(p) of the Colorado Securities Act.

(b) Not applicable as none of the securities will be offered by persons other than the underwriter, dealers or salesmen.

Item 5. Unregistered Securities Issued or Sold Within One Year

On June 8, 2011, the issuer was formed and issued a single Series B-3 Unit to Income Property Group as the issuer's initial member for no consideration. Income Property Group will be redeemed as of the closing date of this offering for no consideration.

The issuer relied on the private placement exemption found in Section 4(2) of the Securities Act of 1933 (the "Securities Act") for the issuance of its initial membership interest to Income Property Group. As Income Property Group is the founding member of the issuer, there was no public solicitation with respect to this initial issuance. Further, Income Property Group is the sole manager of the issuer and therefore controls the issuer's business decisions and has access to all information regarding the issuer.

None of the issuer's predecessors or affiliated issuers, including the issuer's proposed subsidiaries have issued or sold unregistered securities within the last year.

Pursuant to the reorganization agreement between the issuer, all of the members of Bressi Development, LLC and all of the limited partners of R.A.C. Bressi, LP, the issuer will exchange Class B membership interests in itself for all of the membership interests in Bressi Development and all of the limited partnership interests in RAC Bressi. The membership interests in Bressi Development and the limited partnership interests in RAC Bressi are unregistered securities.

W. Major Chance and D. Kevin Moriarty are the managers, the equivalent of directors for a limited liability company, for Bressi Development and Mr. Chance, Mr. Moriarty, B. Renee Barnard and Todd A. Shetter are all the members of the board of directors of Income Property Group, the sole general partner of RAC Bressi. Each of Messrs. Chance, Moriarty, and Shetter and Ms. Barnard is also a beneficial owner of membership interests in Bressi Development and limited partnership interests in RAC Bressi and will exchange all of his or her interests in our proposed subsidiaries for Class B membership interests in us. Mr. Chance will receive, beneficially, 263.31 Series B-1A Units, 168.69 Series B-1B Units, 104.13 Series B-2 and 625 Series B-3 Units, which form collectively 23.22% of our aggregate Class B membership interests. Mr. Moriarty will receive, beneficially, 98.38 Series B-1A Units, 29.19 Series B-1B Units, 104.13 Series B-2 Units and 625 Series B-3 Units, which form collectively 17.34% of our Class B membership interests. Mr. Shetter will receive, beneficially, 104.13 Series B-2 Units and 625 Series B-3 Units, collectively forming 14.58% of our aggregate Class B Membership Interests. Ms. Barnard will receive, beneficially, 12.06 Series B-1B Units, 104.13 Series B-2 Units and 625 Series B-3 Units, collectively forming 14.82% of our aggregate Class B membership interests. The respective amounts of our Class B membership interests to be issued in exchange for all the membership interests in Bressi Development and all the limited partnership interests in RAC Bressi were determined pursuant the negotiated agreement of the members of Bressi Development, the limited partners of RAC Bressi and the issuer.

The limited partners of RAC Bressi and the members of Bressi Development, including Messrs. Chance, Moriarty, and Shetter and Ms. Barnard have offered and intend to sell their respective interests in those entities to us pursuant to Section 4(1) of the Securities Act which exempts transactions by persons who are not issuers, underwriters or dealers from the registration requirements of Section 5 of the Securities Act.

The Class B membership interests in the issuer to be issued to the limited partners of RAC Bressi and the members of Bressi Development at the closing of the transactions contemplated by the reorganization agreement will not be registered under the Securities Act. The issuer has offered and intends to issue its Class B membership interests pursuant to Rule 506 of Regulation D promulgated by the Securities and Exchange Commission and Section 4(2) of the Securities Act. Our Class B membership interests were offered solely to the limited partners of RAC Bressi and the members of Bressi Development, each of whom with which the issuer has a preexisting relationship. Additionally, each of the acquiring limited partners or members is an accredited investor as defined in Rule 501 of Regulation D.

Item 6. Other Present or Proposed Offerings

The issuer has entered into a reorganization agreement with the members of Bressi Development, LLC and the limited partners of R.A.C. Bressi, LP, two of its affiliates, pursuant to which the issuer will issue Class B membership interests in itself to the members of Bressi Development and the limited partners of RAC Bressi in exchange for all of the membership interests in Bressi Development and all of the limited partnership interests in RAC Bressi. The reorganization agreement is attached as Exhibit 6(g) to this offering statement.

The Class B membership interests in the issuer to be issued to the limited partners of RAC Bressi and the members of Bressi Development at the closing of the transactions contemplated by the reorganization agreement will not be registered under the Securities Act. The issuer has offered and intends to issue its Class B membership interests pursuant to Rule 506 of Regulation D promulgated by the Securities and Exchange Commission and Section 4(2) of the Securities Act. Our Class B membership interests were offered solely to the limited partners of RAC Bressi and the members of Bressi Development, each of whom with which the issuer has a preexisting relationship. Additionally, each of the acquiring limited partners or members is an accredited investor as defined in Rule 501 of Regulation D.

The limited partners of RAC Bressi and the members of Bressi Development have offered and intend to sell their respective interests in those entities to us pursuant to Section 4(1) of the Securities Act which exempts transactions by persons who are not issuers, underwriters or dealers from the registration requirements of Section 5 of the Securities Act.

Item 7. Marketing Arrangements

(a) Not applicable. There is no arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold any underwriter or dealer responsible for the distribution of its participation.

(b) Not applicable. The underwriter does not intend to confirm sales to any accounts over which it exercises discretionary authority.

Item 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the Offering Statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its parents or subsidiaries as a promoter, underwriter, voting trustee, director, officer, or employee.

Item 9. Use of a Solicitation of Interest Document

No publication authorized by Rule 254 was used prior to the filing of this notification.

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

Preliminary Offering Circular
Subject to Completion, Dated October 18, 2011

ActivCare at Bressi Ranch, LLC
9619 Chesapeake Dr., Ste. 103
San Diego, CA 92123

Class A Units of Membership Interest
$5,000,000 Maximum Aggregate Offering Amount (5,000 Units)

ActivCare at Bressi Ranch, LLC, a California limited liability company is offering up to an aggregate of $5,000,000 of Class A units of its membership interests, or the Offered Units, in accordance with the terms described in this Offering Circular. The purchase price per Offered Unit is $1,000 and the minimum purchase requirement is twenty (20) Offered Units ($20,000). We must sell the total offering amount of 5,000 Offered Units ($5,000,000) before we may receive any proceeds from this offering. This offering shall terminate on January 31, 2012. Proceeds from this offering will be held in escrow with Comerica Bank, as escrow agent, until we have sold the entire offering amount. If we do not receive and accept subscriptions for the full offering amount prior to the offering termination date, January 31, 2012, the escrow agent will promptly refund subscribers' purchase prices, together with any interest accrued thereon. The Offered Units are being offered only in the states of California, Colorado, Illinois, and Minnesota and solely to persons who meet the suitability standards set forth herein. There is no public market for our Offered Units and we do not anticipate that one will develop. In addition, our Offered Units are subject to transfer restrictions contained in our operating agreement, which require that our manager, Income Property Group consent to any proposed transfer. *See* **"WHO MAY INVEST."** Purchasers of the Offered Units may be referred to herein as "Class A Members of our company" or "Class A Members."

An investment in the Offered Units is subject to several risks. Prospective investors should carefully review the RISK FACTORS beginning on page 15.

The economic, voting and other rights of purchasers of Offered Units are set forth in our operating agreement, in the form attached this Offering Circular as Appendix B2 and to which investors will become party upon the acceptance of their subscriptions and the release of the proceeds from this offering to us. Purchasers of Offered Units are entitled to certain preferences in the distribution of our operating cash flow and our net proceeds from capital transactions. **These preferences are not a guarantee of any return on an investment in us or the return of your invested capital, each of which depends on both our achievement of positive cash flow and our manager's discretion in declaring distributions**. Subject to the foregoing, purchasers will be entitled to a minimum, cumulative preferred return from operating cash flow of eight percent (8%) per annum on their unreturned capital contributions to us. If our manager elects to make distributions of our operating cash flow, such operating cash flow will initially be distributed such that our Class A Members receive the greater of (a) their accrued preferred return or (b) 50% of the total operating cash flow. Our other members, the Class B Members, who are further subdivided into several series of Class B Member, will receive and split the remaining operating cash flow as further described herein. Once our Class A Members have received an aggregate internal rate of return (calculated in accordance with the formula set forth in our operating agreement) of 12% on their aggregate capital contributions to us (whether from operating cash flow or proceeds of a capital transaction), all subsequent distributed operating cash flow shall be split 25% to the Class A Members and 75% to the Class B Members. If we engage in a capital transaction (such as a sale of our assets or a refinancing), the net proceeds of such a transaction will first be distributed to the Class A Members to return their capital contributions, then to the Class A Members until the Class A Members have received aggregate distributions (including prior distributions from operating cash flow and from prior capital transactions) resulting in a 12% internal rate of return on their aggregate capital contributions, and, finally, the remainder will be split 25% to the Class A Members and 75% to the Class B Members. *See* **"DESCRIPTION OF OFFERED SECURITIES."**

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

Preliminary Offering Circular
Subject to Completion, Dated October 18, 2011

ActivCare at Bressi Ranch, LLC
9619 Chesapeake Dr., Ste. 103
San Diego, CA 92123

Class A Units of Membership Interest
$5,000,000 Maximum Aggregate Offering Amount (5,000 Units)

ActivCare at Bressi Ranch, LLC, a California limited liability company is offering up to an aggregate of $5,000,000 of Class A units of its membership interests, or the Offered Units, in accordance with the terms described in this Offering Circular. The purchase price per Offered Unit is $1,000 and the minimum purchase requirement is twenty (20) Offered Units ($20,000). We must sell the total offering amount of 5,000 Offered Units ($5,000,000) before we may receive any proceeds from this offering. This offering shall terminate on January 31, 2012. Proceeds from this offering will be held in escrow with Comerica Bank, as escrow agent, until we have sold the entire offering amount. If we do not receive and accept subscriptions for the full offering amount prior to the offering termination date, January 31, 2012, the escrow agent will promptly refund subscribers' purchase prices, together with any interest accrued thereon. The Offered Units are being offered only in the states of California, Colorado, Illinois, and Minnesota and solely to persons who meet the suitability standards set forth herein. There is no public market for our Offered Units and we do not anticipate that one will develop. In addition, our Offered Units are subject to transfer restrictions contained in our operating agreement, which require that our manager, Income Property Group consent to any proposed transfer. *See* "**WHO MAY INVEST.**" Purchasers of the Offered Units may be referred to herein as "Class A Members of our company" or "Class A Members."

An investment in the Offered Units is subject to several risks. Prospective investors should carefully review the RISK FACTORS beginning on page 15.

The economic, voting and other rights of purchasers of Offered Units are set forth in our operating agreement, in the form attached this Offering Circular as Appendix B2 and to which investors will become party upon the acceptance of their subscriptions and the release of the proceeds from this offering to us. Purchasers of Offered Units are entitled to certain preferences in the distribution of our operating cash flow and our net proceeds from capital transactions. **These preferences are not a guarantee of any return on an investment in us or the return of your invested capital, each of which depends on both our achievement of positive cash flow and our manager's discretion in declaring distributions**. Subject to the foregoing, purchasers will be entitled to a minimum, cumulative preferred return from operating cash flow of eight percent (8%) per annum on their unreturned capital contributions to us. If our manager elects to make distributions of our operating cash flow, such operating cash flow will initially be distributed such that our Class A Members receive the greater of (a) their accrued preferred return or (b) 50% of the total operating cash flow. Our other members, the Class B Members, who are further subdivided into several series of Class B Member, will receive and split the remaining operating cash flow as further described herein. Once our Class A Members have received an aggregate internal rate of return (calculated in accordance with the formula set forth in our operating agreement) of 12% on their aggregate capital contributions to us (whether from operating cash flow or proceeds of a capital transaction), all subsequent distributed operating cash flow shall be split 25% to the Class A Members and 75% to the Class B Members. If we engage in a capital transaction (such as a sale of our assets or a refinancing), the net proceeds of such a transaction will first be distributed to the Class A Members to return their capital contributions, then to the Class A Members until the Class A Members have received aggregate distributions (including prior distributions from operating cash flow and from prior capital transactions) resulting in a 12% internal rate of return on their aggregate capital contributions, and, finally, the remainder will be split 25% to the Class A Members and 75% to the Class B Members. *See* "**DESCRIPTION OF OFFERED SECURITIES.**"

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE

WHO MAY INVEST

General

An investment in the Offered Units involves significant risk and is only suitable for persons who have adequate financial means, desire a relatively long-term investment and who will not need immediate liquidity from their investment. There is no public market for our Offered Units and we do not anticipate that one will develop, which means that it may be difficult for you to sell your Offered Units. This investment is not suitable for persons who require immediate liquidity or guaranteed income, who seek a short-term investment, or who cannot bear the loss of their entire investment.

In consideration of these factors, we have established suitability standards for purchasers of the Offered Units in this offering, and subsequent purchasers of our Offered Units from third parties to the extent required by state law. These suitability standards require that a purchaser of our Offered Units have, excluding the value of a purchaser's home, furnishings and automobiles, either:

a net worth of at least $250,000; or

a gross annual income of at least $70,000 and a net worth of at least $70,000.

In the case of sales to fiduciary accounts (such as an IRA, Keogh Plan, or pension or profit sharing plan), these suitability standards must be met by the beneficiary, the fiduciary account or by the person who directly or indirectly supplied the funds for the purchase of our Offered Units if that person is the fiduciary. In the case of gifts to minors, the suitability standards must be met by the custodian account or by the donor.

These suitability standards are intended to help ensure that, given the long-term nature of an investment in our Offered Units, our investment objectives and the relative illiquidity of the Offered Units, an investment in the Offered Units is an appropriate investment for those who become Class A Members.

Our operating agreement provides that in order to transfer a membership interest in us, a member must first give our manager, Income Property Group, at least 72 hours notice of the member's intent to assign its interest. Income Property Group must consent to the transfer before the member may transfer its membership interest to a third party, and Income Property Group may withhold such consent if the proposed transfer would violate any law, rule or regulation applicable to us or the membership interest to be transferred. With respect to our suitability standards, Income Property Group may withhold its consent to a proposed transfer if the proposed transferee resides in a state which requires the application of suitability standards to subsequent transferees of securities and such proposed transferee does not meet our suitability standards. Additionally, Income Property Group intends to withhold its consent if necessary to ensure our company remains within a safe harbor from treatment as a publicly traded partnership. *See* "**MATERIAL FEDERAL TAX CONSEQUENCES – Classification as a Partnership**."

California

We intend to qualify for an exemption from registration of the Offered Units in California pursuant to Section 25102(n) of the California Corporations Code. In connection with such exemption, all persons to whom we sell the Offered Units must be "qualified purchasers" as defined in Section 25102(n)(2) of the California Corporations Code. According to Section 25102(n)(2) of the California Corporations Code, "qualified purchasers" include the following.

(a) The trustee of an issuer which is a trust and the general partner of an issuer which is a partnership, who exercise managerial functions with respect to such entities, and any officer, director or general partner of a general partner of an issuer which is a partnership.

(b) Any person who occupies a position with the issuer, or with a general partner of an issuer which is a partnership, with duties and authority substantially similar to those of an executive officer of a corporation.

(c)

(1) Any relative, spouse or relative of the spouse of an otherwise qualified purchaser who has the same principal residence as the purchaser;

(2) any trust or estate in which an otherwise qualified purchaser and any of the persons related to such purchaser as specified in clause (1) or clause (3) collectively have more than 50% of the beneficial interest (excluding contingent interests); and

(3) any corporation or other organization of which an otherwise qualified purchaser and any of the persons related to such purchaser as specified in clause (1) or clause (2) collectively are beneficial owners of more than 50% of the equity securities (excluding director's qualifying shares) or equity interests. "Relative" means a person related by blood, marriage or adoption.

(d) Any individual who is a "promoter" of the issuer, as defined in Subsection (f) of Section 260.102.12 of the California Code of Regulations.

(e) Any person who purchases $150,000 or more of the securities offered in the transaction, provided each such purchaser meets either one of the following, or who the issuer reasonably believes comes within either of the following:

(1) Such person, or such person's professional advisor, has the capacity to protect such person's own interests in connection with the transaction, as provided in Section 25102(f)(2) of the California Corporations Code.

(2) The investment (including mandatory assessments) does not exceed 10% of such person's net worth or joint net worth with that person's spouse.

(f) A small business investment company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Company Act of 1958, and a business development company as defined in Section 2(a)(48) of the Investment Company Act of 1940, and a private business development company as defined in Section 202(a)(22) of the Investment Advisors Act of 1940.

(g) A person who comes within one of the categories of an "accredited investor" in Rule 501(a) of Regulation D adopted by the Securities and Exchange Commission, or SEC, under the Securities Act of 1933, or Securities Act.

(h) Any entity in which all of the equity owners are persons specified in Section 25102(i) of the California Corporations Code; Rule 260.102.10 of the California Code of Regulations; or subsections (a), (b), (c), (d), (f) and (g) above; or who are "officers, directors or affiliates of the issuer" as that term is used in Section 25102(f) of the Code.

(i) Any (1) bank, savings and loan association, trust company, insurance company, investment company registered under the Investment Company Act of 1940, pension or profit-sharing trust (other than a pension or profit-sharing trust of the issuer, a self-employed individual retirement plan, or individual retirement account), or other institutional investor or governmental agency or instrumentality that the commissioner may designate by rule, whether the purchaser is acting for itself or as trustee, or (2) any corporation with outstanding securities registered under Section 12 of the Securities Exchange Act of 1934 or any wholly owned subsidiary of the corporation that after the offer and sale will own directly or indirectly 100 percent of the outstanding capital stock of the issuer, provided the purchaser represents that it is purchasing for its own account (or for the trust account) for investment and not with a view to or for sale in connection with any distribution of the security.

(j) A pension or profit-sharing trust of the issuer, a self-employed individual retirement plan, or an individual retirement account, if the investment decisions made on behalf of the trust, plan, or account are made solely by persons who are qualified purchasers.

(k) An organization described in Section 501(c)(3) of the Internal Revenue Code, or the Code, corporation, Massachusetts or similar business trust, or partnership, each with total assets in excess of five million dollars ($5,000,000) according to its most recent audited financial statements.

(l) a natural person who, either individually or jointly with the person's spouse, (i) has a minimum net worth of two hundred fifty thousand dollars ($250,000) and had, during the immediately preceding tax year, gross income in excess of one hundred thousand dollars ($100,000) and reasonably expects gross income in excess of one hundred thousand dollars ($100,000) during the current tax year or (ii) has a minimum net worth of five hundred thousand dollars ($500,000). "Net worth" shall be determined exclusive of home, home furnishings, and automobiles. Other assets included in the computation of net worth may be valued at fair market value. Further, the amount of investment by any natural person may not exceed 10% of the net worth, as determined in accordance with the above, of such natural person.

If you are a resident of the state of California, you must be a qualified purchaser meeting the terms of at least one of (a) through (l) set forth above in order to purchase Offered Units in this offering. If you are a resident of the state of California, have received this Offering Circular and do not meet the terms of any of (a) through (l) above, then you may not purchase Offered Units in this offering and you must return this Offering Circular to us, keeping no copies thereof.

Broker-Dealer Requirements

Each of the participating broker-dealers, authorized registered representatives or any other person selling Offered Units on our behalf is required to:

- make every reasonable effort to determine that the purchase of Offered Units is a suitable and appropriate investment for each investor based on information provided by such investor to the broker-dealer, including such investor's age, investment objectives, income, net worth, financial situation and other investments held by such investor; and
- maintain, for at least six years, records of the information used to determine that an investment in our Offered Units is suitable and appropriate for each investor, and, with respect to investors hailing from the state of California, that such investors meet the definition of "qualified purchaser" as described above.

In making this determination, your participating broker-dealer, authorized registered representative or other person selling Offered Units on our behalf will, based on a review of the information provided by you, consider whether you:

- meet the minimum income and net worth standards established in your state, including without limitation, whether residents of the state of California meet the minimum income and net worth standards, or other applicable standards, necessary to meet the definition of "qualified purchaser" as set forth above;
- can reasonably benefit from an investment in our Offered Units based on your overall investment objectives and portfolio structure;
- are able to bear the economic risk of the investment based on your overall financial situation; and
- have an apparent understanding of:
  - the fundamental risks of an investment in the Offered Units;
  - the risk that you may lose your entire investment;
  - the lack of liquidity of the Offered Units;
  - the restrictions on transferability of the Offered Units;
  - the background and qualifications of our management; and
  - our business.

In addition, by signing your Purchaser Questionnaire and Subscription Agreement, you represent and warrant to us that you have received a copy of this Offering Circular and that you meet the net worth and annual gross income requirements described above and applicable in your state. These representations and warranties help us to ensure that you are fully informed about an investment in us and that we adhere to our suitability standards and meet the requirements of the exemption we are seeking from registration of the Offered Units under the California Corporations Code. In the event you or another Class A Member or a regulatory authority attempted to hold us liable because Class A Members did not receive copies of this Offering Circular or because we failed to adhere to each state's investor suitability requirements, we will assert these representations and warranties made by you in any proceeding in which such potential liability is disputed in an attempt to avoid any such liability. If you are a resident of the state of California, we further intend to rely on the representations made by you in your Subscription Agreement in determining whether you are a qualified purchaser for the purpose of meeting the requirement of the exemption from registration we are seeking under the California Corporations Code. By making these representations, you will not waive any rights that you may have under federal or state securities laws.

Restrictions Imposed by the USA PATRIOT Act and Related Acts

In accordance with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, the securities offered hereby may not be offered, sold, transferred or delivered, directly or indirectly, to any "unacceptable investor," which means anyone who is:

- a "designated national," "specially designated national," "specially designated terrorist," "specially designated global terrorist," "foreign terrorist organization," or "blocked person" within the definitions set forth in the Foreign Assets Control Regulations of the United States, or U.S., Treasury Department;

- acting on behalf of, or an entity owned or controlled by, any government against whom the U.S. maintains economic sanctions or embargoes under the Regulations of the U.S. Treasury Department;

- within the scope of Executive Order 13224 — Blocking Property and Prohibiting Transactions with Persons who Commit, Threaten to Commit, or Support Terrorism, effective September 24, 2001;

- a person or entity subject to additional restrictions imposed by any of the following statutes or regulations and executive orders issued thereunder: the Trading with the Enemy Act, the National Emergencies Act, the Antiterrorism and Effective Death Penalty Act of 1996, the International Emergency Economic Powers Act, the United Nations Participation Act, the International Security and Development Cooperation Act, the Nuclear Proliferation Prevention Act of 1994, the Foreign Narcotics Kingpin Designation Act, the Iran and Libya Sanctions Act of 1996, the Cuban Democracy Act, the Cuban Liberty and Democratic Solidarity Act and the Foreign Operations, Export Financing and Related Programs Appropriations Act or any other law of similar import as to any non-U.S. country, as each such act or law has been or may be amended, adjusted, modified or reviewed from time to time; or

- designated or blocked, associated or involved in terrorism, or subject to restrictions under laws, regulations, or executive orders as may apply in the future similar to those set forth above.

HOW TO SUBSCRIBE

Prospective investors who meet the suitability standards described above (and, if residing in California, are qualified purchasers) herein may subscribe for Offered Units as follows:

- Review this entire Offering Circular and any appendices, exhibits and supplements accompanying this Offering Circular.

- Complete the execution copy of the Purchaser Questionnaire and Subscription Agreement, or Subscription Agreement. A specimen copy of the Subscription Agreement is included in this Offering Circular as Appendix C.
- Deliver your completed and executed Subscription Agreement to our dealer manager at the address set forth in the Subscription Agreement.

- Deliver your check or wire transfer for the full purchase price of the Offered Units being subscribed for to Comerica Bank, our escrow agent.

- Your check should be made payable to "Comerica Bank, as Escrow Agent for ActivCare at Bressi Ranch, LLC." You may also deliver the purchase price of the Offered Units directly to Comerica Bank, our escrow agent, pursuant to wiring instructions included in the Subscription Agreement

By executing the Subscription Agreement and paying the total purchase price for the Offered Units subscribed for, each investor attests that he or she meets the minimum income and net worth standards we have established, and, in the case of an investor residing in the state of California, is a qualified purchaser as defined in Section 25102(n)(2) of the California Corporations Code.

Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription, in whole or in part. An approved custodian or trustee must process and forward to us subscriptions made through IRAs, Keogh plans, 401(k) plans and other tax-deferred plans. If we do not accept your subscription, our escrow agent promptly return your check without interest, or promptly refund any purchase price transferred via wire transfer. Any subscription application not accepted within thirty (30) days of receipt shall be deemed rejected. Accepted subscription amounts will be placed in an interest-bearing escrow account with Comerica Bank, as escrow agent, until subscriptions for the full offering amount have been received and accepted by us, at which time the escrow agent will release the proceeds, and any interest earned thereon, to our company which will use the proceeds for the purposes described in this Offering Circular.

If we do not receive and accept subscriptions for the full offering amount prior to the offering termination date, January 31, 2012, the escrow agent will promptly refund subscribers' purchase prices, together with any interest accrued thereon, following the termination of the offering.

See the "**WHO MAY INVEST**" and the "**PLAN OF DISTRIBUTION**" sections of this Offering Circular for additional details on how you can subscribe for Offered Units.

TABLE OF CONTENTS

Appendices – Please note that other than Appendix C all of the Appendices listed below are contained on CD-ROM enclosed with this Offering Circular. All Appendices have been filed with the SEC as exhibits to the Offering Statement of which this Offering Circular is a part.

between Bressi Development LLC and Mutual of Omaha Bank
Appendix D3B – Construction Deed of Trust with Assignment of Rents, Security Agreement and Fixture Filing by and among Bressi Development LLC, Chicago Title Company and Mutual of Omaha Bank.
Appendix D4 – Lease by and between Bressi Development LLC and R.A.C. Bressi, LP
Appendix D5 – Form of Fully Amended and Restated Operating Agreement of Bressi Development LLC
Appendix D6 – Form of Fully Amended and Restated Agreement of Limited Partnership of R.A.C. Bressi, LP
Appendix D7 – Reorganization Agreement between all the current members of Bressi Development LLC, all the current limited partners of R.A.C. Bressi, LP and us
Appendix D8 – Unsecured Promissory Note made by R.A.C. Bressi, LP in favor of William M. Chance, as Trustee under Declaration of Trust dated February 16, 1988, Trust No. 2, as amended, Daniel Kevin Moriarty, as Trustee of the Moriarty Cary Family Trust dated January 2, 1990, as amended, and Daniel A. Moriarty, as Trustee under Declaration of Trust dated April 26, 1988, as amended
Appendix E – Escrow Agreement by and between Comerica Bank and us
Appendix F1 – Opinion of Kaplan & Frank, PLC regarding legality of the Offered Units
Appendix F2 – Opinion of Kaplan & Frank, PLC regarding certain tax matters
Appendix G1 – Market Study of a Proposed Assisted Living Facility at the Southeast Corner of TownGarden Road and Cottage Drive, dated July 10, 2009
Appendix G2 – Appraisal of a Proposed Memory Care Facility at 6255 Nygaard St., Carlsbad, CA, dated February 8, 2010

SUMMARY OF THE OFFERING CIRCULAR

This summary of the Offering Circular highlights material information contained elsewhere in this Offering Circular. Because it is a summary, it may not contain all of the information that is important to your decision whether to invest in the Offered Units. To understand this offering fully, you should read the entire Offering Circular carefully, including the "Risk Factors" section. The use of the words "we," "us," "the Company," or "our" refers to ActivCare at Bressi Ranch, LLC and our two prospective subsidiaries, Bressi Development LLC, or Bressi Development and R.A.C. Bressi LP, or RAC Bressi, which we will acquire as of the closing of this offering, except where the context otherwise requires.

General

We were formed as a California limited liability company on June 8, 2011. We intend to provide investors in the Offered Units the potential for income and growth through the construction and operation of a 50-unit, 80-bed memory-care facility on a 2.5 acre parcel of land located at 6255 Nygaard Street, Carlsbad, California, as a part of the Bressi Ranch master-planned community. Our facility will be known as ActivCare at Bressi Ranch. We intend to own and operate ActivCare at Bressi Ranch through our prospective two subsidiaries, Bressi Development and RAC Bressi. We will acquire all of the membership interests in Bressi Development and all of the limited partnership interests in RAC Bressi contemporaneously with, or immediately prior to, the closing of this offering. Income Property Group, our company's manager, will be the general partner of RAC Bressi and the manager of Bressi Development with control over each of their operations (subject to the right of our members to consent to major decisions as contained in our operating agreement). *See* "**REORGANIZATION TRANSACTIONS**."

As the sole limited partner of RAC Bressi, we will have the following rights: (i) the right to transfer our limited partnership interest in RAC Bressi in whole or in part, subject to the consent of the general partner, (ii) the right to withdraw or resign as a partner with the consent of the general partner, (iii) the right to consent to the lending of money and transacting of business by any partner of RAC Bressi with the partnership, (iv) the right to remove the general partner for good cause subject to the affirmative vote of our members owning in excess of 75% of our aggregate outstanding percentage interests, (v) the right to indemnification for any claim, loss, liability or damage incurred by reason of an act performed or omitted to be performed by us in good faith on behalf of RAC Bressi, (vi) the right to distributions of cash from operations and net proceeds from capital transactions according to our percentage interest at times and in the manner as determined by the general partner, (vii) the right to inspect the books and records of RAC Bressi and to make copies thereof, (viii) the right to receive within ninety (90) days after the end of each fiscal year of RAC Bressi information sufficient to allow us to complete our state and federal tax returns, (ix) the right to dissolve RAC Bressi, and (x) the right to approve an appraiser to determine fair market value of the assets of RAC Bressi upon its dissolution. As the sole limited partner of RAC Bressi, we would be entitled to 99.99% of all cash from operations and net proceeds from capital transactions from RAC Bressi, subject only to Income Property Group's .01% general partnership interest, and subject to Income Property Group's discretion to make distributions as the general partner of RAC Bressi.

Bressi Development owns the land and improvements which will form our facility when completed, and RAC Bressi will own and control the operations of ActivCare at Bressi Ranch. Construction of ActivCare at Bressi Ranch has been completed as of October 14, 2011. We received our final building inspection as of October 14, 2011 and anticipate receiving a certificate of occupancy dated the same. We constructed ActivCare at Bressi Ranch using the proceeds of a construction loan in the original principal amount of $8,000,000.00 (which has an outstanding balance of $6,259,047.41 as of October 3, 2011, which will increase to $7,373,214.72 as of the date of funding of our most recent draw request, made on October 12, 2011), or our senior loan, made to Bressi Development by Mutual of Omaha Bank, or our senior lender. We expect to draw the remaining credit on our senior loan within the next 30 days to complete payment to Bycor General Contractors, our general contractor. *See* "**DESCRIPTION OF OUR BUSINESS**" and "**DESCRIPTION OF OUR PROPERTIES.**"

Our manager is Income Property Group, a California corporation formed in 1982. Income Property Group is responsible for the day-to-day management of our business and affairs. Our members, including Class A Members, have the right to vote on only certain major decisions. *See* "**MANAGEMENT – Income Property Group**" and "**DESCRIPTION OF OUR OPERATING AGREEMENT.**" Approval of the Class A Members holding a majority of the Offered Units, and approval of the members holding a majority of our aggregate membership interests, will be required before we may take any of the following actions:

(i) Making any amendment to our company's operating agreement or articles of organization;

(ii) Issuing any equity securities, or any security convertible into equity securities of our company, other than in connection with the offering or the reorganization transactions described herein;

(iii) Causing any of our subsidiaries, including RAC Bressi and Bressi Development, to issue equity securities other than in connection with the reorganization transactions described herein;

(iv) Merging or consolidating our company, RAC Bressi, Bressi Development or any other subsidiary we form with another entity;

(v) Any sale of all or substantially all of our company's assets, the sale of any subsidiary of our company (including RAC Bressi or Bressi Development), or the sale of all or substantially all of the assets of one or more of our subsidiaries;

(vi) Dissolving, liquidating or terminating our company.

RAC Bressi has entered into a management agreement with Health Care Group, a California corporation and an affiliate of our company and Income Property Group, to manage the day-to-day operations of our ActivCare at Bressi Ranch facility. Under the terms of our management agreement, Health Care Group shall be solely responsible for managing the operations of our ActivCare at Bressi Ranch facility. As the manager of our ActivCare at Bressi Ranch facility, Health Care Group will manage the facility on our behalf. As the owner of ActivCare at Bressi Ranch, we are responsible for the costs and expenses of operating the facility, but one of Health Care Group's duties as manager is to pay the operating costs and expenses on our behalf from the income generated by the facility; however, we will be responsible for any shortfalls if the income generated from operations is insufficient to pay the facility's operating costs and expenses. *See* "**DESCRIPTION OF OUR MANAGEMENT AGREEMENT**." Health Care Group will be paid a management fee for its services, which will be equal to the greater of (a) $18,000 per month, or (b) 5% of monthly gross revenues from operations. *See* "**DESCRIPTION OF OUR MANAGEMENT AGREEMENT**." Health Care Group is a California corporation and was formed in 1981 and through September 1, 2011, it managed nine (9) senior housing and care facilities offering approximately 1,946 accommodations. Seven of the facilities managed by Health Care Group were sold by affiliates of Health Care Group and were managed under a management agreement between Health Care Group and the third party purchaser. Health Care Group elected not to renew those management agreements and accordingly it ceased management activities at those sites in September 2011. In addition, in September 2011 Health Care Group elected hire a third party manager for its facility in Alabama and is no longer actively managing such facility. Health Care Group continues to manage one senior housing and care facility other than our facility, which facility includes ActivCare® programs and has accommodations for approximately 126 residents. Of the nine facilities, seven offered ActivCare®, Health Care Group's trademarked 24-hour care program for Alzheimer's residents; however, because ActivCare® is a trademarked program of Health Care Group, the facilities for which Health Care Group elected not to renew its management agreements will no longer be permitted to run the ActivCare® program. *See* "**MANAGEMENT – Health Care Group**" and "**DESCRIPTION OF OUR BUSINESS**" and "**DESCRIPTION OF OUR PROPERTY – ActivCare at Bressi Ranch**."

Our Company

Our company is a California limited liability company formed on June 8, 2011 pursuant to Articles of Organization filed with the California Secretary of State. Our Articles of Organization are enclosed on CD-ROM with this Offering Circular as Appendix B1. Purchasers of our Offered Units will become Class A Members in us. Investors' executed signature pages to their subscription agreements will also constitute their signatures to our Operating Agreement attached to this Offering Circular as Appendix B2. Our Operating Agreement governs the various rights and obligations of our members, including the Class A Members.

Purchasers of Offered Units will become Class A Members in us. Our remaining members are called Class B Members. Our Class B Members are further divided into Series B-1A, Series B-1B, Series B-2 and Series B-3 Members. As of the date of this Offering Circular, all of our Class B Members are persons who formerly had ownership interests in Bressi Development and RAC Bressi, our subsidiaries. Concurrently with the closing of this offering, we will acquire our Class B Members' membership interests in Bressi Development and their limited partnership interests in RAC Bressi pursuant to the issuance of the various Class B membership interests in us to the Class B Members. Our Class B Members have irrevocably committed to exchanging their membership interests in Bressi Development and limited partnership interests in RAC Bressi for Class B membership interests in us, contingent upon only our achievement of the total offering and the closing of this offering. We will refer to these equity exchange transactions in this Offering Circular as our "reorganization transactions." *See* "**REORGANIZATION TRANSACTIONS.**"

The following structure chart summarizes our company's structure as it will appear following our reorganization transactions:


Income Property Group(1)
"our manager"
Class A Members(2)
Class B Members(3)
Manager
General Partner
ActivCare at Bressi Ranch, LLC
"our company"
Bressi Development, LLC(4)
"Bressi Development"
Real Property
RAC Bressi, LP(5)
"RAC Bressi"
Operations
Health Care Group(6)
"Health Care Group"
Management
ActivCare at Bressi Ranch
Facility

(1) Following the closing of this offering and our reorganization transactions, Income Property Group will be our manager, the manager of Bressi Development, and the general partner of RAC Bressi. In such positions, Income Property Group will have sole control of the business and affairs of our company and our subsidiaries, subject only to the major decision rights of our members.
(2) Our Class A Members will be all of the purchasers of our Offered Units.
(3) Our Class B Members will be the persons receiving Class B membership interests in us pursuant to our reorganization transactions.
(4) We will own all of the outstanding membership interests in Bressi Development. Bressi Development owns all of the land and improvements forming our ActivCare at Bressi Ranch facility and is the borrower of our senior loan.
(5) We will own all of the outstanding limited partnership interests in RAC Bressi, and Income Property Group will own a .01% general partnership interest in RAC Bressi. RAC Bressi will own the operations of our ActivCare at Bressi Ranch facility, which it will lease from Bressi Development.
(6) Health Care Group, our affiliate, has entered into our management agreement with RAC Bressi to manage the operations of ActivCare at Bressi Ranch on behalf of RAC Bressi.

Securities Offered

The Offered Units are Class A units of membership interests in our company. The Offered Units are entitled to a preference in the distribution of both our operating cash flow and distributable net proceeds from capital transactions, and the Offered Units will continue to receive distributions from our operating cash flow after having reached their preferred return threshold. Class A Members will have the right to consent, via the vote of Class A Members holding a majority of our Offered Units in the aggregate, to certain major decisions, and will also have the right to remove Income Property Group as our manager for "cause" pursuant to a supermajority consent (75% of our Offered Units in the aggregate). Every purchaser of Offered Units will be required to become a member of our company and party to our company's operating agreement. *See* "**DESCRIPTION OF SECURITIES OFFERED – Description of Our Operating Agreement.**" Our operating agreement is attached as Appendix B2 to this Offering Circular.

Purchasers of Offered Units are entitled to certain preferences in the distribution of our operating cash flow and our net proceeds from capital transactions. **These preferences are not a guarantee of any return on an investment in us or the return of your invested capital, each of which depends on both our achievement of positive cash flow and our manager's discretion in declaring distributions**. Subject to the foregoing, purchasers will be entitled to a minimum, cumulative preferred return from operating cash flow of eight percent (8%) per annum on their unreturned capital contributions to us. If our manager elects to make distributions of our operating cash flow, such operating cash flow will initially be distributed such that our Class A Members receive the greater of (a) their accrued preferred return or (b) 50% of the total operating cash flow. Our other members, the Class B Members, who are further subdivided into several series of Class B Member, will receive and split the remaining operating cash flow as further described herein. Once our Class A Members have received an aggregate internal rate of return (calculated in accordance with the formula set forth in our operating agreement) of 12% on their aggregate capital contributions to us (whether from operating cash flow or proceeds of a capital transaction), all subsequent distributed operating cash flow shall be split 25% to the Class A Members and 75% to the Class B Members. If we engage in a capital transaction (such as a sale of our assets or a refinancing), the net proceeds of such a transaction will first be distributed to the Class A Members to return their capital contributions, then to the Class A Members until the Class A Members have received aggregate distributions (including prior distributions from operating cash flow and from prior capital transactions) resulting in a 12% internal rate of return on their aggregate capital contributions, and, finally, the remainder will be split 25% to the Class A Members and 75% to the Class B Members. *See* "**DESCRIPTION OF OFFERED SECURITIES.**"

Purchasers of Offered Units will become Class A Members in us. Our remaining members are called Class B Members. The aggregate numbers of authorized Class B Units is 5,000, as further subdivided into 625 authorized Series B-1A Units, 625 authorized Series B-1B Units, 1,250 authorized Series B-2 Units, and 2,500 authorized Series B-3 Units. As of the date of this Offering Circular, all of our Class B Members are anticipated to be persons who formerly had ownership interests in Bressi Development and RAC Bressi. Concurrently with the closing of this offering, we will acquire our Class B Members' membership interests in Bressi Development and their limited partnership interests in RAC Bressi pursuant to the issuance of the various Class B membership interests in us to the Class B Members. Our Class B Members have irrevocably committed to exchanging their membership interests in Bressi Development and limited partnership interests in RAC Bressi for Class B membership interests in us, contingent upon only our achievement of the total offering and the closing of this offering. We will refer to these equity exchange transactions in this Offering Circular as our "reorganization transactions." *See* "**REORGANIZATION TRANSACTIONS.**" Our Class B Members will have the right to vote on the following matters:

(i) Making any amendment to our company's operating agreement or articles of organization;
(ii) Issuing any equity securities, or any security convertible into equity securities of our company, other than in connection with the offering or the reorganization transactions described herein;
(iii) Causing any of our subsidiaries, including RAC Bressi and Bressi Development, to issue equity securities other than in connection with the reorganization transactions described herein;
(iv) Merging or consolidating our company, RAC Bressi, Bressi Development or any other subsidiary we form with another entity;
(v) Any sale of all or substantially all of our company's assets, the sale of any subsidiary of our company (including RAC Bressi or Bressi Development), or the sale of all or substantially all of the assets of one or more of our subsidiaries; and
(vi) Dissolving, liquidating or terminating our company.

Class B Members holding more than a 10% aggregate percentage interest shall also have the right to call meetings of the members. Our Class B Members also have the right to inspect our books and records for purposes reasonably related to their ownership interests, including tax or information returns, to participate in the election of our manager as part of a majority of the percentage interests required for such election, to participate in the removal of our manager for good cause as part of the percentage interests in excess of 75% of all percentage interests required for such election, to indemnification for losses, claims, costs, expenses or damages arising out of a Class B

Member acting in good faith on behalf of the Company, subject to exclusions for fraud, gross negligence and willful misconduct, to certain allocations of profits and losses pursuant to the terms of our Operating Agreement, to certain distributions of cash flow subject to the distribution rights of Class A Members and depending on series as further defined in our Operating Agreement, the right to assign their membership interests subject to the consent of the manager, which consent shall not be unreasonably withheld, to participate in any vote regarding our dissolution as part of a majority of the percentage interests required for such dissolution, and to participate in any amendment of our Operating Agreement as part of a majority of the percentage interests required for such amendment.

Taxation

Under applicable Treasury Regulations promulgated under the Internal Revenue Code of 1986, of the Code, an unincorporated association, such as a limited liability company, may elect to be taxed as a partnership or as a corporation. We intend to be taxed as a partnership. If we are treated as a partnership for federal income tax purposes, each member of our company, including the Class A Members, will be required to include in income his or her distributive share of our income, loss, deductions or credits without regard to whether he or she has received or will receive a distribution from us. If for any reason we are treated as a corporation, rather than a partnership, for federal income tax purposes, then we would be required to pay federal income tax at the corporate tax rates on our taxable income, thereby reducing the amount of cash available for distribution to you. Consequently, items of income, gain, loss, deductions or credits of us would not pass through to each of our members. In addition, each member would be treated as a stockholder for federal income tax purposes and any distribution by us to the members would be taxable to them as dividends, to the extent of current and accumulated earnings and profits, or treated as gain from the sale of their membership interests, to the extent such distributions exceed both current and accumulated earnings and profits of our company and each member's respective basis in their membership interests.

We would be taxed as a corporation if the Internal Revenue Service, or IRS, were to determine that we were a publicly traded partnership in any taxable year. A publicly traded partnership is one in which the interests in the partnership are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. An established securities market includes a securities exchange, as well as a regular over-the-counter market. We do not anticipate our membership interests being listed or traded on an established securities market. Additionally, pursuant to our operating agreement, our manager must consent to any transfer of our membership interests, and our manager intends to exercise this discretion to ensure that we remain within one of the "safe harbors" promulgated by the IRS and related to our membership interests being readily tradable on a secondary market of substantial equivalent thereof. *See* "**MATERIAL FEDERAL INCOME TAX CONSEQUENCES – Classification as a Partnership**."

Plan of Distribution

We are offering 5,000 Offered Units in this offering for $1,000.00 per Offered Unit. The minimum purchase in this offering is 20 Offered Units, for a minimum purchase price of $20,000; however, we can waive the minimum purchase requirement at our sole discretion. **Accepted subscriptions for the full offering amount must be received, accepted by us and deposited with Comerica Bank, our escrow agent before the proceeds of this offering will be released to us. If we have not received and accepted subscriptions for the full offering amount by January 31, 2012 then this offering will terminate and the escrow agent will promptly refund all purchase prices paid for Offered Units together with any interest accrued thereon.**

The offers and sales of our Offered Units will be made on a "best efforts" basis by broker-dealers who are members of FINRA. Courtlandt Securities Corporation, our dealer-manager, will receive selling commissions equal to 5.83% of the gross proceeds of the offering which it will re-allow and pay to participating broker-dealers, and a non-accountable due diligence ,marketing and expense reimbursement fee of 3.00% of the gross proceeds of the offering each of which it may re-allow and pay to participating broker-dealers who are members of the selling group. For acting as managing broker-dealer, our dealer-manager will receive a non-accountable dealer-manager fee of 1.17% of the gross proceeds of the offering and, each of which it may re-allow and pay any portion of thereof to the selling group members. Our dealer-manager will not be required to account for the spending of amounts comprising the dealer-manager fee and the non-accountable due diligence fee. Our dealer-manager may also sell Offered Units as part of the selling group, thereby becoming entitled to selling commissions. The total aggregate amount of commissions and expense reimbursements will not exceed 10.0% of the gross proceeds. *See* "**ESTIMATED USE OF PROCEEDS**."

Interest of Management and Related Parties

Our manager, Income Property Group, will not receive any remuneration for acting as our manager or as the manager of Bressi Development, and will receive only its .01% general partnership interest in RAC Bressi for acting as its general partner. Income Property Group's four beneficial shareholders, each owning 25% of our manager's outstanding shares, and the four members of its board of directors, are W. Major Chance, B. Renee Barnard, D. Kevin Moriarty and Todd A. Shetter. They are also all of the executive officers of Income Property Group. None of Messrs. Chance, Moriarty and Shetter, and Ms. Barnard, will receive any salary or benefits from us; however, each of them received Class C membership interests in Bressi Development and Class C limited partnership interests in RAC Bressi, in return for the services to be performed by them for such entities. As a part of our reorganization transactions, each of Messrs. Chance, Moriarty and Shetter, and Ms. Barnard, will exchange those interests for 625 Series B-3 membership interests in us, each. These Series B-3 membership interests are subject to vesting requirements as set forth in our operating agreement. *See* "**MANAGEMENT**." Our manager's officers and directors will also receive beneficial ownership of additional Class B membership interests in us, pursuant to our reorganization transactions, as set forth in the table contained in "**CAPITALIZATION AND SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS** – *Beneficial Ownership*" below. These additional Class B membership interests in us will be issued in exchange for Class A and Class B membership or limited partnership interests in Bressi Development or RAC Bressi, respectively, and will not be subject to the vesting requirements applicable to the Series B-3 membership interests. Collectively, our manager's officers and directors will beneficially own approximately 70% of our Class B membership interests upon the closing of this offering and our reorganization transactions.

Our prospective subsidiary, RAC Bressi, has entered into a management agreement with Health Care Group, an affiliate of us and our manager, pursuant to which Health Care Group will manage the operations of ActivCare at Bressi Ranch. Health Care Group will be paid a management fee for its services, which will be equal to the greater of (a) $18,000 per month, or (b) 5% of monthly gross revenues from operations. Messrs. Chance, Moriarty and Shetter, and Ms. Barnard, are the executive officers and directors of Health Care Group. Mr. Chance is the record and beneficial owner of 20% of the outstanding shares of Health Care Group and Mr. Moriarty is the record owner of 20% of the outstanding shares of Health Care Group, as the trustee of his parents' trust. The other shareholders of Health Care Group are not affiliates of our company.

Other than Messrs. Chance, Moriarty, and Shetter, and Ms. Barnard, our Class B Members will not be affiliates of us. Subject to our profitability and our manager's discretion in making distributions, our Class B Members will be entitled to the distributions of our operating cash flow or net proceeds from capital transactions as described in "**DESCRIPTION OF OFFERED SECURITIES – Distributions**" below.

As a requirement to obtaining our senior loan, in addition to Health Care Group, R.A.C. Bressi, the following senior loan guarantors were required to personally guaranty our senior loan by our senior lender: William M. Chance, an individual, William M. Chance, as Trustee under Trust Agreement dtd February 16, 1988, D. Kevin Moriarty, an individual, D. Kevin Moriarty, as Trustee under Trust Agreement dtd January 2, 1990, B. Renee Barnard, an individual, B. Renee Barnard, as Trustee of the Barnard Living Trust dtd April 13, 2000, Todd A. Shetter, an individual, Todd A. Shetter, as Trustee under Trust Agreement dtd October 1, 1999, Frank A. Virgadamo, an individual, Frank A. Virgadamo, as Trustee of the Virgadamo Family Trust dtd May 6, 1996, Karen L. McElliott, an individual, Jennifer M. Blake, as Trustee of Trust B under the Ronald J. McElliott and Karen L. McElliott 1984 Family Trust, dtd August 4, 1984 We intend to use approximately $1,210,000 of the net proceeds to increase the net worth of Bressi Development LLC. The desired effect of expanding the net worth of Bressi Development LLC is to reduce the exposure that Health Care Group, and our senior loan guarantors have as personal guarantors under the senior loan from Mutual of Omaha Bank. All of the above listed individuals and entities are related parties to us, and any use of the proceeds of this offering to reduce their exposure to their personal guarantees of our senior loan would benefit them.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "outlook," "seek," "anticipate," "estimate," "approximately," "believe," "could," "project," "predict," or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for distribution, cash flows, liquidity and prospects include, but are not limited to the factors referenced in this Offering Circular, including those set forth under the section captioned "**RISK FACTORS.**"

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this Offering Circular. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Offering Circular. The matters summarized under "**RISK FACTORS.**" and elsewhere in this Offering Circular could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this Offering Circular, whether as a result of new information, future events or otherwise.

RISK FACTORS

An investment in our Offered Units is highly speculative and is suitable only for persons who are able to evaluate the risks of the investment. An investment in our Offered Units should be made only by persons able to bear the risk of and to withstand the total loss of their investment. In addition to the factors set forth elsewhere in this Offering Circular and general investment risks, prospective purchasers should consider the following risks before making a decision to purchase our Offered Units.

General Risks of an Investment in Us

We have a limited operating history. Therefore, you may not be able to adequately evaluate our ability to achieve our investment objectives.

We were formed on June 8, 2011 and have no prior operating history. Bressi Development and RAC Bressi, which we will acquire concurrently with the closing of this offering, were formed in May 2010, and have only a limited operating history. ActivCare at Bressi Ranch is under construction and has not yet begun operations. For the foregoing reasons, we have no financial history upon which you may base an investment in us. As a result, an investment in our Offered Units may entail more risks than the securities of a company with a substantial operating history. You should consider our prospects in light of the risks, uncertainties and difficulties frequently encountered by companies like ours that do not have a substantial operating history, of which many may be beyond our control.

To be successful in this market, we, Income Property Group, our manager, and Health Care Group, who will manage our ActivCare at Bressi Ranch facility following its completion must, among other things:

- Successfully complete construction of ActivCare at Bressi Ranch in a timely and cost-efficient manner;
- Stabilize the occupancy of ActivCare at Bressi Ranch following its completion;
- attract, integrate, motivate and retain qualified personnel to manage our day-to-day operations, whether corporately, through Income Property Group, or through Health Care Group at our ActivCare at Bressi Ranch facility; and
- respond to competition both with respect to our ActivCare at Bressi Ranch facility and potential investors' investment in us.

We cannot guarantee that we will succeed in achieving these goals, and our failure to do so could cause you to lose all or a portion of your investment in our Offered Units

We are dependent on our management to achieve our objective, and our manager's, or Health Care Group's, loss of, or inability to obtain, key personnel could delay or hinder implementation of our investment strategies, which could adversely affect the value of your investment and our ability to make distributions.

Our success depends on the diligence, experience and skill of our manager and Health Care Group for the construction, financing and operation of our ActivCare at Bressi Ranch facility. In particular, we are dependent on the executive officers of our manager and Health Care Group, including without limitation W. Major Chance, the Chief Executive Officer and President of our manager and the Chief Executive Officer of Health Care Group, B. Renee Barnard, an Executive Vice President of our manager and President and Chief Financial Officer of Health Care Group, D. Kevin Moriarty, Executive Vice President – Construction, Secretary and Treasurer of our manager and Vice President-Development of Health Care Group, and Todd A. Shetter, Executive Vice President – Marketing of our manager and Chief Operating Officer of Health Care Group to perform their respective duties. Neither we, nor either of our manager or Health Care Group, have entered into an employment or other agreement with any of Mr. Chance, Ms. Barnard, Mr. Moriarty, Mr. Shetter, or other key personnel. The loss of Mr. Chance, Ms. Barnard, Mr. Moriarty, Mr. Shetter or any other key person could harm our business, financial condition, cash flow and results of operations. Furthermore, the loss of Mr. Chance or Mr. Moriarty will be an event of default under our senior loan following the execution of the anticipated loan modification agreement in respect of our senior lender's consent to our reorganization transactions. Any such event would likely result in a material adverse effect on your investment.

You will have only limited "major decision" rights regarding our management and it will be difficult to remove our manager, therefore, you will not have the ability to actively influence the day-to-day management of our business and affairs.

Our manager, Income Property Group, has sole power and authority over the management of our company, subject only to certain rights of our Class A Members and our membership as a whole to consent on certain major decisions. Furthermore, our manager may only be removed for "cause" by a vote of Class A Members holding 75% or more of the Offered Units or members holding 75% or more of our aggregate membership interests. Therefore, you will not have an active role in our company's management and it would likely be difficult to cause a change in our management. As a result, you will not have the ability to alter our management's path if you feel they have erred.

The removal or resignation of Income Property Group as our manager will result in an event of default under our senior loan, which could result in a foreclosure of our senior lender's security interest in our facility.

As a condition to granting its consent to our reorganization transactions, our senior lender is requiring us and our prospective subsidiaries to enter into a loan modification agreement, that, among other conditions, will include an event of default if Income Property Group resigns or is removed as our manager. This event of default will likely make it more difficult for us to change management while our senior loan is outstanding.

An investment in our Offered Units represents an investment solely in our ActivCare at Bressi Ranch facility, and, therefore, is not a diversified investment.

An investment in our Offered Units represents an investment in us, and through our prospective subsidiaries we will own only one asset, ActivCare at Bressi Ranch. Therefore, an investment in our Offered Units is not a diversified investment. Should ActivCare at Bressi Ranch perform poorly, this will adversely affect our revenue which, in turn, will adversely affect our ability to make distributions to you and may cause the loss of your investment in us.

There are limitations regarding pro forma financial statements and projections, which are based on assumptions and subject to uncertainty, and there can be no guarantee that the projected results will be achieved.

The pro forma financial statements found in Part F/S and other projections included in this Offering Circular have been prepared by our management and have not been reviewed by our independent accountants. Because both the pro forma financial statements and the other projections contained in this Offering Circular are based on a number of assumptions and are subject to significant uncertainties and contingencies, many of which are beyond our control, there are no assurances that the projections set forth on the pro forma financial statements and other projections contained within this Offering Circular will be realized and, as such, actual results may vary significantly from the projections. Our pro forma financial statements and other projections contained within this Offering Circular should not be regarded as a guarantee or representation that the projections described thereon will be achieved, nor should such projections be relied upon in purchasing the Offered Units.

Because we anticipate it will take between eighteen to twenty-four months after the completion of construction to stabilize ActivCare at Bressi Ranch and to begin to generate cash flow, investors will likely not receive distributions for approximately the first two years after the closing of this offering.

While the preferred return payable to purchasers of our Offered Units will accrue and will retain their payment preference when we generate enough cash to make distributions, it is unlikely that we will generate sufficient cash flow from operations to make distributions during the first two years following the closing of this offering. Therefore, you must view this as a long-term investment that will likely not generate immediate returns.

An investment in our Offered Units is a speculative investment, and, therefore, no assurance can be given that you will realize your investment objectives.

.No assurance can be given that investors will realize a return on their investments in us or that they will not lose their entire investment in our Offered Units. For this reason, each prospective subscriber for our Offered Units should carefully read this Offering Circular and all Appendices to this Offering Circular. **ALL SUCH PERSONS OR ENTITIES SHOULD CONSULT WITH THEIR ATTORNEY OR FINANCIAL ADVISOR PRIOR TO MAKING AN INVESTMENT.**

Risks Related to Our Financing

We are subject to additional costs from rising interest rates on our senior loan, which could reduce the amount of cash available for distributions to you.

The term of our senior loan is divided into two distinct periods: the construction period and the post-construction period. The interest rate for our senior loan during the construction period is the greater of (a) 5.25% and (b) the prime rate plus 2.25%, and the interest rate for the senior loan during the post-construction period is equal to the greater of (a) 5.75% and (b) the three-year Treasury Bond rate plus 4%. Accordingly, as of the date of this offering circular the interest rate on our senior loan was 5.50% because the prime rate as of the date of this offering circular is 3.25%. The interest rate on our senior loan for the post-construction period would be 5.75% if the three-year Treasury Bond rate as of the date of this offering circular (0.50%) is the rate of the three-year Treasury Bond on the earlier of August 1, 2012 or the date on which we achieve a debt service coverage ratio of 1.25 to 1 or more, which is the date by which the post-construction period of our senior loan must commence. The interest rate on our senior loan could increase if interest rates increase overall and could require that we pay more during the construction period or the post-construction period, or both. Such an increase could affect our cash flow and our ability to make distributions to you. There is no limit to the potential increase of the interest rate for our senior loan and our payments under our senior loan could increase dramatically during either the construction period or the post-construction period. As of October 3, 2011, the outstanding balance on our senior loan was equal to $6,259,047.41, and we requested another draw on our senior loan as of October 12, 2011 which will result in our outstanding balance becoming 7,373,214.72 as of the funding date. We will be required to make another interest payment on or before November 1, 2011. As we continue to draw from the funds made available under our senior loan, our interest costs will increase because the amount of principal that will be accruing interest will increase. We expect that if interest rates remain the same and the interest rate of our senior loan during our post-construction period is 5.75% then we will make a monthly payment of $50,328.51 of principal and interest (assuming that the full principal balance, $8,000,000.00, of our senior loan is outstanding at the commencement of the post-construction period). During our post-construction period our senior loan will amortize over a 25-year amortization schedule, and the amount of the monthly payments that are attributable to interest will range from $38,333.33 to $36,216.41 and the amount of monthly payments that are attributable to principal will range from $11,995.18 to $14,044.80. If interest rates increase we will make larger monthly payments in the aggregate, more interest overall and less principal during the post-construction period of our senior loan, which will result in our having to make a larger payment of principal at the maturity date of our senior loan and having less funds available for distributions during the post-construction period.

We will be forced to seek a sale or refinance of ActivCare at Bressi Ranch within six years after the commencement of the post-construction period of our senior loan, and if we are unable to sell or refinance our facility at such time, our senior lender could foreclose on ActivCare at Bressi Ranch.

The construction period extends from the making of our senior loan until the earlier of (a) August 1, 2012 or (b) the date upon which we first obtain a debt service coverage ratio of 1.25 to 1, or our senior loan conversion date. The post-construction period commences on the senior loan conversion date and continues until the maturity date, which is August 1, 2015. During the construction period, we will pay only the interest accrued on our senior loan, which sums will be paid from a reserve funded by proceeds from the senior loan. Only after the commencement of the post-construction period will we be required to make payments from cash receipts from operations and payments of principal and interest. However, the length of the post-construction period (three years, with a three-year extension right) is less than the amortization period for the principal payments (25 years); accordingly, there will be a substantial principal payment due on the maturity date of the senior loan. If interest rates remain constant during our post-construction period and the entire amount of our senior loan is outstanding as of the commencement of the post-construction period of our senior loan, then we expect that we will be required to make a principal payment of approximately $7,544,096.22 on the maturity date of our senior loan. Accordingly, we will be required to refinance or sell ActivCare at Bressi Ranch at or prior to the maturity date of the senior loan in order to make that payment. If we elect to prepay the senior loan prior to the maturity date, we will be subject to a prepayment fee equal to one percent of the prepayment amount. If we cannot refinance or sell ActivCare at Bressi Ranch prior to the maturity date of the senior loan, we will be in default and the senior lender would be entitled to foreclose on the property, or exercise the other remedies available to it under the terms of the senior loan, any of which would result in the company suffering a loss and may result in a total loss on your investment.

Ongoing disruptions of global financial markets may adversely affect our ability to refinance our senior loan.

The global financial markets have been undergoing pervasive and fundamental disruptions. The continuation or intensification of any such volatility may have an adverse impact on the availability of credit to businesses generally and could lead to a further weakening of the U.S. and global economies. The disruptions have caused the restriction of credit, including for real estate loan, which could adversely affect our ability to refinance our senior loan on or before it becomes due. If we are unable to refinance our senior loan on or before its maturity date, we may be forced to sell ActivCare at Bressi Ranch, and if we are unable to do so, our senior lender may foreclose on the property, or exercise its other remedies upon a default under our senior loan, any of which would have a material adverse effect on your investment in us and may cause the loss of your entire investment.

If we fail to comply with the covenants and restrictions in the senior loan, we may default under our obligations, which could result in our senior lender foreclosing on ActivCare at Bressi Ranch.

Under the terms of the senior loan, we have covenanted to perform certain actions; specifically, we must construct ActivCare at Bressi Ranch in compliance with the plans and specifications approved by the senior lender, we must maintain a debt service coverage ratio of 1.25 to 1 from and after the first anniversary of the commencement of our senior loan's post-construction period, and we may not incur two consecutive quarterly losses during the same period. Under the terms of our management agreement, we will rely on Health Care Group to operate and manage ActivCare at Bressi Ranch on our behalf. If we fail to comply with these or any of the other requirements of the senior loan, the senior lender may be entitled to withhold construction funding, (or if Health Care Group fails to operate ActivCare at Bressi Ranch in a manner that produces sufficient income) foreclose on the property, or exercise the other remedies available to it under the terms of the senior loan, any of which would result in the company suffering a loss and may result in a total loss on your investment.

The senior loan precludes the making of distributions to members without the consent of the senior lender if we fail to maintain a debt service coverage ratio 1.25 to 1, therefore you may not receive distributions until such time as we achieve and maintain the target debt service coverage ratio.

Under the terms of the senior loan documents, we may not make any distributions to members, except for distributions necessary to pay the applicable income taxes, without the prior consent of the senior lender if ActivCare at Bressi Ranch does not generate earnings before interest, taxes, depreciation and amortization, or EBITDA, equal to 125% of the monthly debt service payments under our senior loan. In such an event, we may not be able to make distributions to members as projected if the senior lender withholds their consent to the making of such distributions without risking a default under the terms of the senior loan.

A default under our senior loan may occur even if we make our payments timely and comply with all the requirements that relate to ActivCare at Bressi Ranch.

In connection with the senior loan, Health Care Group, RAC Bressi, our Class B Members and William M. Chance, Daniel K. Moriarty, B. Renee Barnard, Todd A. Shetter, Frank A. Virgadamo and Karen L. McElliott, or our senior loan guarantors, agreed to guaranty our obligations under the senior loan. *See* "**Description of Our Property – Description of Our Senior Loan.**" Further, the senior loan documents provide that if any of the foregoing default on separate obligations owed to the senior lender, then the senior lender will be entitled to declare a default under the terms of the senior loan, which would permit them to foreclose on the property and may result in a total loss of ActivCare at Bressi Ranch. As of the date of this Offering Circular none of our senior loan guarantors have outstanding obligations to our senior lender, other than RAC Bressi, which will become our subsidiary upon the closing of our reorganization transactions and will be controlled by our manager. However, we do not have and will not have control of the activities of our senior loan guarantors (other than RAC Bressi) and, in fact, several of our senior loan guarantors will be our directors and officers. Accordingly, if any of our senior loan guarantors obtain a loan from our senior lender and are unable to comply with its terms for any reason, including a change in their financial status or unexpected financial difficulties, then our senior lender will be able to declare our senior loan in default. We also may not receive advance notice of any defaults under obligations from such parties to our senior lender or be able to cure defaults on their behalf to avoid foreclosure. If any of the foregoing occurs, we will risk a total loss of ActivCare at Bressi Ranch due to the senior lender's foreclosure of the property.

Risks Related to Our Business

We will rely on Health Care Group to manage and operate ActivCare at Bressi Ranch, and if Health Care Group does not operate our facility profitably, then we will not have cash flow available to distribute to you

Our prospective subsidiary, RAC Bressi, has entered into a management agreement with Health Care Group to maintain and operate ActivCare at Bressi Ranch. The initial term of the management agreement is 10 years, and we will have limited recourse to terminate it during that initial term. See "**DESCRIPTION OF OUR BUSINESS – Description of the Management Agreement**". Unless Health Care Group acts in such a manner or fails to act in required manner so as to permit us to terminate the management agreement, we will be relying on them to operate ActivCare at Bressi Ranch profitably. If they fail to do so, then we may default under our financial performance obligations under the senior loan, and we may not be able to remove a poor-performing manager and hire a manager that might operate our facility in a more profitable manner. Health Care Group receives a management fee under the terms of the management agreement whether or not they produce a profit on our behalf, which could further adversely affect our performance.

The ActivCare® brand and program are the trademarked property of Health Care Group, therefore, if the our management agreement were terminated, we would no longer have the right to use such intellectual property in the operation of our facility.

If our management agreement with Health Care Group were to terminate, our license to use the ActivCare® name and brand would also terminate and we would likely no longer be able to call our facility ActivCare at Bressi Ranch. We would likely be forced to find a new third party operator to operate our facility. Finding such a new operator could be a lengthy process and could result in regulatory problems, resident attrition and other adverse affects for our business. If the management agreement is terminated, we will be required to utilize different techniques in the management and operation of our facility as well as different marketing materials, and we will not be able to use the ActivCare® name when we market the our facility to prospective residents. The loss of this license and our ability to use these materials would likely adversely impact our ability to operate and manage our facility in a profitable manner and pay distributions to you. Further, we may be reluctant to terminate the management agreement if Health Care Group underperforms as manager due to these possible side effects. . In such a case, our ability to pay distributions to you would be materially adversely affected and you could lose your entire investment in us.

We may be required to provide additional funds to pay for operating expenses of ActivCare at Bressi Ranch.

Under the terms of the management agreement, Health Care Group is to pay all operating expenses of our ActivCare at Bressi Ranch facility from the income that the facility generates. However, if the operating expenses exceed the amount of income generated by ActivCare at Bressi Ranch, then we, as the owner of the facility, will be obligated to make up the shortfall in funds, which may affect our overall performance and our ability to pay distributions to you.

We may not obtain or maintain the applicable licenses and permits and otherwise may fail to comply with applicable law, and in such case we may be subject to fines or be unable to operate, which would materially and adversely affect us and your investment.

As a provider of health care services, we will be required to be compliant with the federal and state laws and regulations governing health care providers as a residential care facility for the elderly. If we fail to obtain or maintain the appropriate licenses and permits, we will be unable to operate, which would materially and adversely affect us. Further, if we fail to otherwise comply with applicable law we may be subject to fines and other punishment, which would also materially and adversely affect us.

The current laws concerning health care may increase our costs of compliance or affect our ability to charge our intended rates.

Changes in regulation of healthcare, and in particular regulation of health insurance providers, or a transition to a government insured health system, could adversely impact the ability of healthcare institutions and professionals to continue to realize current revenue levels as a result of, amongst other causes, government restrictions on amounts charged, increased operating costs as a result of compliance or delays in reimbursement to our residents. While we do not rely directly on government programs for income, any changes in government health care programs may affect our ability to charge the fees we contemplate charging or to collect our fees from residents. Were such circumstances to become a reality, our operations could be affected adversely both administratively and financially. In such an event the ability to recognize appreciation on ActivCare at Bressi Ranch may be adversely affected, or a diminution of value could occur, as a result of rental market rates for health facilities decline on a broader scale. *See* **"DESCRIPTION OF OUR BUSINESS – Description of the Assisted Living Industry – *California Regulatory Overview.*"**

Healthcare operations are subject to litigation risks and increasing insurance costs, and if such anticipated costs arise, our ability to pay distributions to you will be adversely affected.

In several well publicized instances, private litigation by residents of senior living communities for negligence or alleged abuses has resulted in large damage awards against some operating companies in the senior living industry. The effect of this litigation and potential litigation has been to dramatically increase the costs of monitoring and reporting quality of care compliance incurred by companies operating facilities similar to ActivCare at Bressi Ranch. Workers compensation and employee health insurance costs have also increased in recent years. Medical liability insurance reform has become a topic of political debate and some states have enacted legislation to limit future liability awards. However, if such reforms are not generally adopted, insurance costs may continue to increase. If our insurance costs increase faster than projected it will likely adversely affect our operating cash flow and our ability to pay distributions to you.

Our primary business is the ownership and operation of ActivCare at Bressi Ranch, which subjects us to all the risks commonly associated with the ownership and operation of real property.

ActivCare at Bressi Ranch will be subject to the risks generally incident to the ownership of real property including the obligation to meet fixed and maturing obligations, changes in the national and local economic conditions, changes in the investment climate for real estate investments, changes in demand for or supply of competing property, changes in local market conditions and neighborhood characteristics, the availability and cost of mortgage funds, unanticipated holding costs, the availability and cost of necessary utilities and services, changes in real estate tax rates and other operating expenses, changes in governmental rules and fiscal policies, changes in zoning and other land use regulations, environmental controls, acts of God (which may result in uninsured losses) and other factors beyond our control. In recent years, the presence of hazardous substances or toxic waste has adversely impacted real estate values in affected areas of the country. Furthermore, there are significant risks imposed by changing governmental regulations, including but not limited to compliance with the Americans with Disabilities Act.

We will also be subject to the risks generally incident to the ownership of income-producing real property such as occupancy, operating expenses and rate schedules, which in turn may be adversely affected by general and local economic conditions, the supply of and demand for property of a similar type to ActivCare at Bressi Ranch, the financial condition of residents and potential residents, zoning laws, federal and local rent controls and real property tax rates. Certain expenditures associated with real estate equity investments are fixed (principally mortgage payments, if any, real estate taxes and maintenance costs) and are not necessarily decreased by events adversely affecting the our income. Our ability to meet its obligations will depend on factors such as these and no assurance of profitable operation of ActivCare at Bressi Ranch can be given. If we are unable to achieve profitable operations we will likely be unable to pay distributions to you and you may lose all or a part of your investment in us.

We face possible liability for environmental cleanup costs and damages for future or past contamination related to the real property we own, which could substantially increase our costs and reduce our liquidity and cash distributions to you.

Because we intend to own and operate real estate, we are subject to various federal, state and local environmental laws, ordinances and regulations. Under these laws, ordinances and regulations, a current or previous owner or operator of real estate may be liable for the cost of removal or remediation of hazardous or toxic substances on, under or in such property, and such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. We are not aware of any prior release of hazardous or toxic materials on our property, but there can be no assurance that there was not a prior release, nor can there be no assurances that there will be no future releases on, under or in such property. Further, there can be no assurances that a prior release or future release that occurred or occurs on an adjacent property will not affect our property. The costs of removal or remediation of any such release could be substantial. Environmental laws provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for release of and exposure to hazardous substances, including the release of asbestos-containing materials into the air, and third parties may seek recovery from owners or operators of real estate for personal injury or property damage associated with exposure to released hazardous substances. In addition, new or more stringent laws or stricter interpretations of existing laws could change the cost of compliance or liabilities and restrictions arising out of such laws. The cost of defending against these claims, complying with environmental regulatory requirements, conducting remediation of any contaminated property, or of paying personal injury claims could be substantial, which would reduce our liquidity and cash available for distribution to you. In addition, the presence of hazardous substances at ActivCare at Bressi Ranch or the failure to meet environmental regulatory requirements may materially impair our ability to use, lease or sell ActivCare at Bressi Ranch. Any such event would have a material adverse effect on us and our ability to pay distributions to you and may cause you to lose all or a part of your investment in us.

Our business will be subject to competition for residents, and if we are unable to successfully compete against our competitors, ActivCare at Bressi Ranch's performance will be adversely affected.

We expect there will be six primary competitors in our market for residents at assisted living facilities. *See* "**DESCRIPTION OF OUR BUSINESS – Primary Competitors.**" These competitors and other competing assisted living facilities may reduce demand for the units at ActivCare at Bressi Ranch, increase vacancy rates, decrease occupancy rates and impact the value and income of our facility. Competition from nearby assisted living facilities could make it more difficult to attract new residents and ultimately sell or refinance ActivCare at Bressi Ranch when the senior loan matures on a profitable basis. Further, the construction of future sites or redevelopment of existing elder care facilities may affect vacancy and leasing rates in the future, which may also affect our performance. There is no assurance that we will meet or exceed our intended leasing goals for ActivCare at Bressi Ranch or successfully compete in the San Diego, California market. Additionally, we anticipate that our highest rates will be higher than our competitors' highest rates and our competitors' lowest rates will be lower than our lowest rates, even though we will generally offer the same types of services to our residents. However, we intend to offer services at a flat rate, while our competitors utilize an a la carte service model. We believe that our flat rate for all services will be generally less expensive overall than the sum of our competitors' rates for similar services. However, there can be no assurances that we will be able to successfully compete with these competitors or future competitors, which may ultimately affect our overall performance. If we are unable to meet our goals with respect to leasing-up ActivCare at Bressi Ranch, or are unable to maintain occupancy once the facility is stabilized, distributions to you may be delayed or inhibited, and we may be unable to refinance our senior loan as intended, which could result in a loss of your investment.

We may become subject to uninsured losses, which would reduce the value of our assets by the amount of the uninsured loss, and may result in our inability to repair or reconstruct our facility.

There are types of losses relating to real estate, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, for which we generally do not intend to obtain insurance unless we are required to do so by a mortgage lender. If ActivCare at Bressi Ranch incurs a casualty loss that is not fully covered by insurance, the value of our assets will be reduced by any such uninsured loss. In addition, other than any reserves we may establish, we have no source of funding to repair or reconstruct ActivCare at Bressi Ranch after a catastrophic uninsured loss and we cannot assure you that any such sources of funding will be available to us for such purposes in the future. Therefore, uninsured losses would materially adversely affect our ability to pay distributions to you and could result in the loss of your entire investment. In cases where we are required by a mortgage lender to obtain casualty loss insurance for catastrophic events or terrorism, such insurance may not be available, or may not be available at a reasonable cost, which could inhibit our ability to refinance ActivCare at Bressi Ranch. Additionally, if we obtain such insurance, the costs associated with owning ActivCare at Bressi Ranch would increase and could have a material adverse effect on the net income from the property, and, thus, our ability to make distributions to you.

International, national and local economic factors may affect our ability to attract residents and charge our intended rates. If we are unable to charge our intended rates, we will not perform as projected in this Offering Circular.

We expect that residents will pay our fees from their personal assets and retirement funds (or have their guardians pay us from such funds), which are generally subject to investment and economic risk. In addition, the sale of a primary residence can constitute a large portion of a potential resident's personal assets and retirement funds. To the extent that the economy and the housing market in the greater San Diego area and on a national and international scale do not produce sufficient returns on behalf of our target demographic, we may not be able to attract residents and achieve our intended occupancy levels, or charge our intended rates, which would affect our overall performance.

Risks Related to the Offering and Lack of Liquidity

We do not anticipate a public market developing and the Offered Units are subject to transfer restrictions contained in our operating agreement; therefore, the Offered Units should be considered an illiquid investment.

We do not intend to list our Offered Units on any national securities exchange or include them for quotation through an inter-dealer quotation system of a registered national securities association. Our Offered Units constitute new issues of securities with no established trading market. Furthermore, it is not anticipated that there will be any regular secondary market following the completion of the offering of our Offered Units. Additionally, our operating agreement contains restrictions on the transfer of the Offered Units in order to ensure that we do not become a "publicly traded partnership" in the view of the IRS. Therefore, prospective investors should consider the Offered Units an illiquid investment. Accordingly, our Offered Units should be purchased for their projected returns only and not for any resale potential.

This is a fixed price offering and the fixed offering price may not accurately represent the current value of our assets at any particular time. Therefore, the purchase price you pay for Offered Units may not be supported by the value of our assets at the time of your purchase.

This is a fixed price offering, which means that the offering price for our Offered Units is fixed and will not vary based on the underlying value of our assets at any time. Our manager has arbitrarily determined the offering price in its sole discretion. The fixed offering price for our Offered Units has not been based on appraisals for any assets we own or may own nor do we intend to obtain such appraisals. Therefore, the fixed offering price established for our Offered Units may not be supported by the current value of our assets at any particular time.

If investors successfully seek rescission, we would face severe financial demands that we may not be able to meet.

Our Offered Units have not been registered under the Securities Act and are being offered in reliance upon the exemption provided by Section 3(b) of the Securities Act and Regulation A promulgated thereunder. The Offered Units have been registered under the "Blue Sky" or other state securities laws, and are being offered in reliance upon such registrations as provided by the securities laws of the states in which investors reside, and upon the exemption from registration in the state of California provided by Section 25102(n) of the California Corporations Code. We represent that this Offering Circular does not contain any untrue statements of material fact or omit to state any material fact necessary to make the statements made, in light of all the circumstances under which they are made, not misleading. However, if this representation is inaccurate with respect to a material fact, if this offering fails to qualify for exemption from registration under the federal securities laws pursuant to Regulation A, or if we fail to register the Offered Units or find an exemption under the securities laws of each state in which we offer the Offered Units, each investor may have the right to rescind his, her or its purchase of the Offered Units and to receive back from the Company his, her or its purchase price with interest. Such investors, however, may be unable to collect on any judgment, and the cost of obtaining such judgment may outweigh the benefits. If investors successfully seek rescission, we would face severe financial demands we may not be able to meet and it may adversely affect any nonrescinding investors.

Tax Risks

CIRCULAR 230 DISCLAIMER. THE ADVICE CONTAINED IN THIS OFFERING CIRCULAR IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY YOU, TO AVOID PENALTIES AND IS WRITTEN TO SUPPORT THE MARKETING OF THE SHARES. YOU SHOULD SEEK ADVICE REGARDING THE TAX IMPLICATIONS OF AN INVESTMENT IN OUR OFFERED UNITS FROM AN INDEPENDENT ADVISOR. (THE FOREGOING LEGEND HAS BEEN AFFIXED PURSUANT TO U.S. TREASURY REGULATIONS GOVERNING TAX PRACTICE.)

The Internal Revenue Service, or IRS, may audit our tax returns and in connection therewith, the tax returns of our members including you, which could result in the assessment of additional tax against you.

There is the possibility that we will be audited by the IRS. Any audit of our company could result in an adjustment of not only the our tax returns, but also an audit and adjustment of our members' personal tax returns with respect to items related to our company and not related to our company. An audit could result in the assessment of additional taxes against the members including you.

If we are taxed as corporation rather than a partnership under the tax rules for publicly traded partnerships, all of our income will be subject to an entity-level tax.

We intend operate, so that we qualify as a partnership, and not as an association or a publicly traded partnership taxable as a corporation, for U.S. federal income tax purposes. In general, if a partnership is "publicly traded" (as defined in the Internal Revenue Code of 1986, as amended, or the Code), it will be treated as a corporation for U.S. federal income tax purposes. A publicly traded partnership is one in which the interests in the partnership are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. An established securities market includes a securities exchange, as well as a regular over-the-counter market. We do not anticipate and have no plans as of the date of this Offering Circular for our securities to be traded on an established securities market. Pursuant to our operating agreement, our manager must consent to the transfer of a member's membership interest, and our manager only intends to do so if such transfer would not fall outside one of the safe harbors in the Treasury Regulations from being treated as a publicly traded partnership. If we were to be treated as a publicly traded partnership by the IRS, and could not otherwise satisfy an exemption from corporate taxation, we would be treated as a corporation for U.S. federal income tax purposes. In that event, items of income, gain, loss, deduction and credit would not pass through our members and such members would be treated for U.S. federal (and certain state and local) income tax purposes as shareholders in a corporation. We would be required to pay income tax at regular corporate rates on all of our income. In addition, we would likely be liable for state and local income and/or franchise taxes on all of our income. Distributions to our members would constitute ordinary dividend income taxable to such members to the extent of our earnings and profits, and these distributions would not be deductible by us. Thus, if we were treated as a corporation, such treatment would result in a material reduction in cash flow and after-tax returns for our members.

A member's federal income tax payable based on our taxable income and gain allocable to a member may exceed cash distributions to such member.

The taxable income and gains allocable to a member, if and when our operations become profitable, may exceed cash distributions to the member. We are under no obligation to distribute sufficient cash to you to cover any tax liability you may have on our taxable income allocable to you. To the extent that a member's tax liability arising from taxable income and gains allocated by us to such member exceed cash distributions from us to such member, such excess would result in net out-of-pocket tax payment by a member to the applicable taxing authority.

The IRS may challenge the allocations of taxable income, gain, loss, deductions and credits contained in our operating agreement resulting in the assessment of additional taxes against you.

Allocations of our taxable income, gain, loss, deductions and credits, and corresponding adjustments to our members' capital accounts are intended to be made in accordance with the applicable Treasury Regulations. There can be no assurance, however, that the IRS will not challenge the our allocations of taxable income, gain, loss, deductions and credits contained in our operating agreement, or that, if it does, such challenge will not be successful. If these allocations are successfully challenged, our members may be allocated different amounts of taxable income, gain, loss, deductions or credits than initially reported to them. Prior to making a decision to invest in our Offered Units, investors should carefully consider the potential for challenges by the IRS to any future amounts allocated to them. Any challenge of our allocations could result in the assessment of additional taxes against the members and out-of-pocket tax payments by members.

A sale or other taxable disposition of a Class Member's Offered Units may result in a taxable gain.

Upon the sale or other taxable disposition by a Class A Member of all or a portion of his or her Offered Units, such Class A Member will realize taxable income to the extent that his or her share (for federal income tax purposes) of our liabilities, together with the other consideration the member receives upon the sale of his or her Offered Units, exceeds the member's tax basis in such Offered Units. However, such sale may not result in cash proceeds sufficient to pay the tax obligations arising from such sale. As a result, Class A Members may be required to make out-of-pocket payments in connection with such a sale.

Federal tax laws are subject to change.

Investors should recognize that the present federal income tax treatment of limited liability companies may be modified by legislative, administrative or judicial action at any time and that any such action may affect investments previously made. Changes in the federal income tax laws have been proposed and made in the past. Further, the rules dealing with federal income taxation are constantly under review by the IRS, resulting in revisions of its regulations and revised interpretations of established concepts.

We will generate unrelated business taxable income, or UBTI.

We will generate UBTI from ActivCare at Bressi Ranch. Tax-exempt entities must consult their own tax counsel regarding the effect of any UBTI. **DUE TO THE LIKELY PRESENCE OF UBTI, AN INVESTMENT IN OUR OFFERED UNITS (I) SHOULD ONLY BE MADE BY AN INDIVIDUAL RETIREMENT ACCOUNT ("IRA") AFTER CAREFUL CONSIDERATION OF THE NEGATIVE TAX EFFECTS TO THE IRA AND THE REQUIREMENTS OF SUCH IRA RECOGNIZING UBTI TO PREPARE AND FILE CERTAIN TAX FORMS WITH THE IRS, AND (II) IS NOT APPROPRIATE FOR A CHARITABLE REMAINDER TRUST.** See "**MATERIAL FEDERAL INCOME TAX CONSEQUENCES - Investment By Qualified Plans and Individual Retirement Accounts.**"

DILUTION

None of our manager, its officers and directors, any of our promoters, or any of their respective affiliates have purchased or otherwise received Offered Units during the past three years, nor will any of them receive Offered Units in connection with this offering or our reorganization transactions unless by way of purchase through this offering at the public offering price. Messrs. Chance, Moriarty and Shetter, and Ms. Barnard, who are all of the executive officers and directors of Income Property Group, our manager, will receive approximately 70% of our Class B Units upon the closing of our reorganization transactions. The issuance of our Class B Units to the executive officers and directors of our manager, and to our other prospective Class B Members, will cause no economic dilution to our Offered Units.

Cash flow distributable to our Class A Members is distributed pro rata solely among the Class A Members. Further, any increase or decrease in the amount of Class B Units, of any series, outstanding will have no effect on the amount of distributable cash available to be divided by our Class A Members. *See* "**DESCRIPTION OF OFFERED SECURITIES – Distributions.**"

PLAN OF DISTRIBUTION

Offering Amount

We are offering 5,000 Offered Units in this offering for $1,000.00 per Offered Unit. The minimum purchase in this offering is 20 Offered Units, for a minimum purchase price of $20,000; however, we can waive the minimum purchase requirement at our sole discretion. **Accepted subscriptions for the full offering amount must be received, accepted by us and deposited with Comerica Bank, our escrow agent before the proceeds of this offering will be released to us.**

Marketing of Offered Units and Compensation of our Dealer Manager and Participating Broker-Dealers

The offers and sales of our Offered Units will be made on a "best efforts" basis by broker-dealers who are members of FINRA. Courtlandt Securities Corporation, our dealer-manager, will receive selling commissions equal to 5.83% of the gross proceeds of the offering, which it will pay to participating broker-dealers who are members of the selling group. For acting as managing broker-dealer, our dealer-manager will receive a non-accountable dealer-manager fee of 1.17% of the gross proceeds of the offering and will receive a non-accountable due diligence fee, marketing and expense reimbursement fee of 3.00% of the gross proceeds of the offering, each of which it may re-allow and pay any portion of thereof to the selling group members. Our dealer-manager will not be required to account for the spending of amounts comprising the dealer-manager fee and the non-accountable due diligence fee. Our dealer-manager may also sell Offered Units as part of the selling group, thereby becoming entitled to selling commissions. The aggregate amount of commissions and expense reimbursements to be paid to our dealer manager and the selling group will not exceed 10.0% of the gross proceeds. *See* "**ESTIMATED USE OF PROCEEDS.**"

Our company and our dealer-manager have entered into a managing broker dealer agreement, enclosed on CD-ROM with this Offering Circular as Appendix A for the sale of our Offered Units. Broker-Dealers desiring to become members of the selling group will be required to execute a participating dealer agreement with our dealer manager either before or after the date of this Offering Circular. The form of participating-dealer agreement is an exhibit to the form of managing broker-dealer agreement.

Offering Materials

This offering of our Offered Units is made exclusively by this Offering Circular, the Offering Statement of which it is part, and the appendices, exhibits and supplements thereto. In addition to this Offering Circular, we may utilize certain sales material in connection with the offering of our Offered Units, although only when accompanied by or preceded by the delivery of this Offering Circular (except in the case of offers made in the state of California pursuant to Section 25102(n) of the California Corporations Code). In certain jurisdictions, some or all of our sales material may not be permitted and if so, will not be used in those jurisdictions.

The offering of Offered Units is made only by means of this Offering Circular. Although the information contained in our supplemental sales material will not conflict with any of the information contained in this Offering Circular, the supplemental materials do not purport to be complete, and should not be considered a part of this Offering Circular or the Offering Statement of which this Offering Circular is a part.

Subscription Procedures for Offered Units

Prospective investors who meet the suitability standards described above (and, if residing in California, are qualified purchasers) herein may subscribe for Offered Units as follows:

- Review this entire Offering Circular and any exhibits and supplements accompanying this Offering Circular.
- Complete the execution copy of the Subscription. A specimen copy of the Subscription Agreement is included in this Offering Circular as Appendix C.
- Deliver your completed and executed Subscription Agreement to our dealer manager at the address set forth in the Subscription Agreement.
- Deliver your check or wire transfer for the full purchase price of the Offered Units being subscribed for to Comerica Bank, our escrow agent.
- Your check should be made payable to "Comerica Bank, as escrow agent for ActivCare at Bressi Ranch, LLC." You may also deliver the purchase price of the Offered Units directly to Comerica Bank, our escrow agent, pursuant to wiring instructions included in the Subscription Agreement.

By executing the Subscription Agreement and paying the total purchase price for the Offered Units subscribed for, each investor attests that he or she meets the minimum income and net worth standards we have established, and, in the case of an investor residing in the state of California, is a qualified purchaser as defined in Section 25102(n)(2) of the California Corporations Code.

Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription, in whole or in part. An approved custodian or trustee must process and forward to us subscriptions made through IRAs, Keogh plans, 401(k) plans and other tax-deferred plans. If we do not accept your subscription, we will promptly return your check without interest, or promptly refund any purchase price transferred via wire transfer. Any subscription application not accepted within thirty (30) days of receipt shall be deemed rejected.

Escrow Procedures

Accepted subscription payments will be placed in an interest-bearing escrow account with Comerica Bank, as escrow agent, until subscriptions for the full offering amount have been received and accepted, at which time the escrow agent will release the proceeds, and any interest earned thereon, to us to be used for the purposes described in this Offering. If we do not receive and accept subscriptions for the full offering amount from non-affiliates on or before January 31, 2012, this offering will be terminated and the escrow agent will promptly refund subscribers' purchase prices, together with any interest accrued thereon.

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ESTIMATED USE OF PROCEEDS

Net proceeds to our company from this offering are anticipated to be $4,365,000, following the payment of selling commissions, dealer manager fees and other offering costs. Set forth below is a table showing the estimated sources and uses of the proceeds from this offering, assuming this offering closes on December 31, 2011.

	Per Offered Unit		Total Offering	
	Dollar Amount	%	Dollar Amount	%
Gross Proceeds	$1,000	100%	$5,000,000	100%
Offering Expenses[1]	$27	2.7%	$135,000	2.7%
Selling Commissions & Fees[2]	$100	10.0%	$500,000	10.0%
Net Proceeds	$873	87.3%	$4,365,000	87.3%
Subordinated Debt Payoff[3]	$337	33.7%	$1,685,000	33.7%%
Intended Contribution to Bressi Development[4]	$242	24.2%	$1,210,000	24.2%
General Working Capital[5]	$294	29.4%	$1,470,000	29.4%
Total Use of Proceeds	$1,000	100.0%	$5,000,000	100.0%

[1] Offering expenses include legal, accounting, printing, advertising and other expenses of this offering.

[2] Our dealer manager will receive selling commissions of 5.83% of the offering proceeds, which it will re-allow and pay to participating broker-dealers, who sell Offered Units, and our dealer manager will also receive a non-accountable due diligence, marketing and expense reimbursement fee of 3.00% of the offering proceeds, which it may also re-allow and pay to the participating broker-dealers. In addition, our dealer manager will receive a dealer manager fee equal to 1.17% of the gross proceeds of the offering. Our dealer manager may re-allow and pay any portion of the dealer manager fee to participating broker-dealers who are members of the selling group.

[3] Approximately $1,685,000 of the net proceeds will be used to pay off the outstanding principal balance and accrued interest on the subordinated loan made to our prospective wholly-owned subsidiary, Bressi Development, by HCG Lending and Bressi Holding in August, 2010. The principal amount of the subordinated loan from HCG Lending and Bressi Holding, who are affiliates of our company, constitutes the purchase price paid by Bressi Development to purchase the land upon which ActivCare at Bressi Ranch is being constructed, as well as the products of certain pre-development work engaged in by Bressi Holding. Bressi Development paid approximately $835,200 for the land and $727,800 for the pre-development work. Bressi Holding's pre-development work included designing our facility (including engaging third party engineers and architects), permitting, arranging of financing, and the payment of various expenses (including taxes and other impositions) related to our facility. *See* **"DESCRIPTION OF OUR BUSINESS – Construction and Construction Financing."** The subordinated loan is secured by a second deed of trust on the real property comprising ActivCare at Bressi Ranch, and currently bears interest at the greater of (a) 5.25% or (b) the WSJ Prime Rate plus 2.25%. The payoff amount above is the approximate amount of principal and accrued interest that will be required to pay off our subordinated loan as of December 31, 2011, our targeted payoff date, however, this estimate may change based upon changing interests rates and the actual date of payoff. *See* **"INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS AND OTHER CONFLICTS OF INTEREST – Land Purchase and Subordinated Debt."**

[4] We intend to use approximately $1,210,000 of the net proceeds to increase the net worth of Bressi Development. The desired effect of expanding the net worth of Bressi Development is to reduce the exposure that Health Care Group, RAC Bressi, the Class B members, and certain other related individuals have as personal guarantors under the senior loan from Mutual of Omaha Bank. If the amount necessary to (i) pay off our subordinated loan or (ii) pay the expenses of this offering were to change, we would increase or decrease, as applicable, the amount of proceeds

available to increase the net worth of Bressi Development. We anticipate that the net proceeds contributed to Bressi Development will be retained by Bressi Development as a contingency reserve and we have no current plans to spend such funds.

[5] Approximately $1,470,000, will be used to establish a general working capital reserve for our company. We have projected an aggregate negative carry of approximately $1,470,000 associated with the marketing and fill-up of ActivCare at Bressi Ranch following the completion of construction. This negative carry amount reflects the projected aggregate amount by which ActivCare at Bressi Ranch's expenses (including marketing, staffing, administration and maintenance) are expected to exceed its revenues prior to achieving positive cash flow. We will pay such excess expenses out of the working capital reserve we will establish out of the net proceeds of this offering. William M. Chance, Daniel A. Moriarty and D. Kevin Moriarty, each of whom will beneficially own Class B Units in us following the closing of our reorganization transactions, and, in the case of William M. Chance and D. Kevin Moriarty, directors of our manager, made a loan of $600,000 on an unsecured basis and at an interest rate of 6% per annum, as of October 18, 2011, to RAC Bressi in order to fund our negative carry until the closing of this offering. This loan shall mature on the earlier of the date of the closing of this offering or January 31, 2012. We intend to repay the loan from Messrs. Moriarty, Moriarty and Chance from the general working capital reserve that will be established to fund the negative carry of ActivCare at Bressi Ranch. If this offering closes on December 31, 2011 the amount of interest that will accrue on this loan will be approximately $7,400. *See* "**INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS AND OTHER CONFLICTS OF INTEREST – Funding of Negative Carry.**"

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DESCRIPTION OF OUR BUSINESS

General

Our company was formed in June 8, 2011 to be the parent of Bressi Development and RAC Bressi. Bressi Development was formed on May 5, 2010 to develop, construct and own ActivCare at Bressi Ranch facility on 2.5 acres of land located in the Bressi Ranch master-planned community in Carlsbad, California. *See* "**DESCRIPTION OF OUR PROPERTY**." RAC Bressi was formed on May 25, 2010 to own the operations of ActivCare at Bressi Ranch upon its completion. ActivCare at Bressi Ranch is a 50-unit, and 80 accommodation (beds), senior assisted living facility specializing in the care of memory-affected seniors including those with Alzheimer's disease and dementia. *See* "**-Description of ActivCare**." For a detailed description of our ActivCare at Bressi Ranch facility see "**DESCRIPTION OF OUR PROPERTY – Description of ActivCare at Bressi Ranch**."

We have constructed ActivCare at Bressi Ranch using financing derived from a construction loan in the principal amount of $8,000,000 from Mutual of Omaha Bank (which has an outstanding balance of $6,259,047.41 as of September 28, 2011 and will have an outstanding balance of $7,373,214.72 as of the date of funding of our most recent draw request, made on October 12, 2011). *See* " – **Description of our Construction Financing**." Following stabilization of ActivCare at Bressi Ranch, we intend to seek to refinance the loan from Mutual of Omaha Bank with more permanent financing.

Our prospective subsidiary, Bressi Development, has leased our ActivCare at Bressi Ranch facility to our other prospective subsidiary, RAC Bressi. *See* "- **Description of the Lease**." Pursuant to this Lease, RAC Bressi will operate the facility and will pay rent to Bressi Development. RAC Bressi, has entered into a management agreement with Health Care Group, whereby Health Care Group shall manage the operations of the complete ActivCare at Bressi Ranch facility on RAC Bressi's behalf, and following our reorganization transactions, our ownership and operation of ActivCare at Bressi Ranch will be subject to this management agreement. *See* – "**Description of the Management Agreement.**"

Construction

Bressi Development completed construction of ActivCare at Bressi Ranch as of October 14, 2011, the date of Bressi Development's receipt of its final building inspection. Bressi Development purchased the land upon which ActivCare at Bressi Ranch is built from Bressi Holding on August 1, 2010 for $1,563,000 which it paid by issuing a promissory note to Bressi Holding and HCG Lending with original principal amount of $1,563,000, all of which is currently outstanding. *See* "**INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS – Land Purchase and Associated Loan**." Of this purchase price, $835,200 of the purchase price was allocated to the land and the remaining $727,800 was allocated to certain development costs for our facility paid by Bressi Holding and HCG Lending for which Bressi Development will receive the benefit. All of such costs are set forth in the table below. Approximately $1,500 of the costs paid by Bressi Holding and HCG Lending were not included in the amount of subordinated promissory note.

Development Cost Item		Cost
Design/Architect/Engineer Fees		$419,198
Permit Application and Diligence		$51,873
Site Work and Preparation for Construction		$11,405
Finance Fees		$10,037
Construction Interest		$1,477
Taxes and other impositions		$195,011
Insurance Premiums		$3,881
Legal Costs		$23,613
Marketing Costs		$962
Administrative Expenses		$11,801
TOTAL		$729,258

An artist's rendering of the completed ActivCare at Bressi Ranch facility and a photograph of the facility as of October 4, 2011 (approximately 98% completion) are set forth below.





We anticipate that the aggregate costs of construction and development will be $11,133,000, which includes the acquisition cost of the land. Although construction of ActivCare at Bressi Ranch is complete, non-construction costs, such as licensing and negative carry costs, remain subject to fluctuation. Bycor General Contractors, or our contractor, constructed our ActivCare at Bressi Ranch Facility pursuant to a construction contract with Bressi Development, our prospective subsidiary. Our contractor completed construction of our facility as of October 14, 2011, the date of our final building inspection, although we are awaiting our certificate of occupancy. Our contractor shall receive a stipulated sum of approximately $5,550,000.00 for the construction of ActivCare at Bressi Ranch, plus or minus any cost increases or decreases resulting from work changes approved by us for its services in connection with constructing the improvements. Approximately $550,000 remains to be paid to our contractor, which we anticipate paying with proceeds from our senior loan. Our contractor received prior payments as it reached construction milestones.

Set forth below is the aggregate development budget for the ActivCare at Bressi Ranch facility as of June 1, 2011. This budget sets forth our company's estimate of the aggregate funds necessary to complete the development of the facility through the achievement of stabilized occupancy. We have projected that it will take between 18 and 24 months for ActivCare at Bressi Ranch to reach a stabilized occupancy rate, which, for purposes of our projections, is 91.25% (as that is a lower occupancy rate than the rates reported for our competitors reported in a Market Study of a proposed 80-bed assisted living facility at Bressi Ranch, including 64 memory care beds and 16 mild cognitive impairment (MCI) beds, prepared by Valuation and Information Group dated July 10, 2009 and attached hereto as Appendix G1, or the market study). We have based our projection of the achievement of stabilized occupancy in 18-24 months on the information contained in the market study, which is more conservative than the timeline projected in the market study. The market study has indicated that it would take such a facility like ActivCare at Bressi Ranch approximately 3.2 months to reach stabilized occupancy (which the market study reported to be 95%) for its MCI beds and 12.9 months to reach stabilized occupancy for its memory care beds. We have assumed in our projections that it will take 12 months for our MCI beds to reach stabilized occupancy and 24 months for our memory care beds to reach stabilized occupancy, which is longer than the 3.2 months and 12.9 months projected in the market study. Further, the market study set our stabilized occupancy rate at 95%, which is more in line with our competitors, while we have assumed a lower stabilized occupancy rate of 91.25%. Therefore, we believe our projection of 18-24 months to reach an aggregate stabilized occupancy of 91.25% to be conservative.

Valuation and Information Group made certain assumptions related to the pre-leasing of our facility, our rates, our competition, and our target residents. Specifically, the market study assumed that 15% of the MCI beds and 15% of the memory care beds would be leased prior to our commencing operations. As of the date of this offering circular, there are 23 total reservations for beds at ActivCare at Bressi Ranch, with 14 (87.5%) of MCI beds and 9 (14.1%) of memory care beds are pre-leased. In addition, the market study made several assumptions, such as: house prices would remain relatively stable in our market area, prospective residents and actual residents would be able to earn interest income of 4% per annum on their retirement savings in order to help pay their costs of living at ActivCare at Bressi Ranch, and the rates we charge would be in line with the market rates charged by our competitors. In addition, the market study only considered competitors in our primary market area that were existing or in actual development at the time it was undertaken (and there were no other competitor facilities under actual development in our primary market area at that time). Management generally does not disagree with the assumptions made in the market study and believes them to be reasonable. However, we have projected achievement of stabilized occupancy more conservatively than the market study, in part, to account for potential variance in the assumptions made in the market study. No assurance can be given that we will achieve stabilized occupancy as projected. Any delay in achieving stabilized occupancy or any unexpected increase in the anticipated development costs set forth below will likely adversely affect our ability to make distributions to you and the value of your Offered Units. ***Additionally, the development budget set forth below is merely our company's best estimate of the costs of development, these costs are (i) subject to change and (ii) have not been reviewed by our independent accountants or any other independent third party.***

Date: **6/1/2011**

ACTIVCARE AT BRESSI RANCH DEVELOPMENT BUDGET

Design/Inspection/Testing/Reports		**$600,000**
Permits/Fees/Deposits		**$390,000**
General Contractor		
Site Work	**$1,081,000**	
General Conditions	**$350,000**	
Building Cost (39,500 sf @ $104 psf)	**$4,121,000**	

Subtotal General Contractor	**$5,552,000**	**$5,552,000**
Fixtures, Furnishing & Equipment		**$750,000**
Project Contingency		**$12,800**
Financing Fees - Construction/Mini -Perm		**160,000**
Construction Interest Reserve		**$230,000**
Property Taxes		**243,000**
Property Insurance/Bonds		**$44,000**
Legal/Organizational Costs		**$185,000**
Marketing		**$301,000**
Negative Carry[(1)]		**$1,470,000**
Construction G&A		**$260,000**
Land Purchase		**$835,200**
Accrued Interest on Subordinated Debt		**$100,000**
Total Development Cost		**$11,133,000**

(1) We use the term "negative carry" to mean the operating capital necessary to fund the operating cost (including debt service) of our facility until its operations reach a breakeven point.

Description of our Construction Financing

On August 1, 2010, we obtained a loan from Mutual of Omaha Bank, or our senior lender, in the principal amount of $8,000,000.00, which we refer to as our senior loan. Proceeds of our senior loan are being used to pay the costs of the construction of the project. Our senior loan is intended to cover the period of time that the project is under construction as well as approximately three years afterward. This type of financing is generally referred to as a construction loan with a mini-perm component. The mini-perm component reflects the automatic conversion of our construction loan into permanent financing, with a truncated term, hence, "mini-perm," following the completion of construction of our facility. Accordingly, there are two distinct periods of time with respect to our senior loan: the construction period and the post-construction period. The senior lender is secured by among other things a first-position lien on the property.

Interest Rate. The interest rate on our senior loan during the construction period is equal to the greater of (a) 5.25% per year or (b) the prime rate reported by the Wall Street Journal plus 2.25%. The interest rate on our senior loan during the post-construction period shall be equal to the greater of (a) 5.75% per year or (b) the interest rate on three-year United State Treasury Bonds plus 4.00%.

Loan Term. Our senior loan has a five-year term with one three-year extension period, which we have the option to exercise no later than 30 days prior to the maturity date but no earlier than 90 ninety days prior to the maturity date of the senior loan. The terms of the construction period runs from August 1, 2010 until the earlier of (a) August 1, 2012, and (b) the date on which we achieve a debt service coverage ratio of 1.25 to 1 or more. The term debt service coverage ratio is a ratio that compares our earnings before interest, taxes, depreciation and amortization on a monthly basis to the monthly payments required under our senior loan. The term of our post-construction period runs from the end of our construction period until August 1, 2015, subject to our extension right. We may elect to prepay our senior loan at any time in whole or in part; provided that we must also pay our senior lender a fee equal to one percent of the prepayment amount. During the construction period of our senior loan, we will only make payments of the accrued interest, but during the post-construction period of our senior loan, we will make payments of interest and principal, based on a twenty-five year amortization schedule, with the balance of the principal amount of the senior loan due on the maturity date.

Reserves and Construction Funding. The Lender required that certain accounts be funded at the closing of the senior loan including (i) $300,000 for construction interest reserve account, which the senior lender will use to make our interest payments during the construction period, and (ii) approximately $7,620,000 for the real estate loan account, which the senior lender will use to pay certain construction costs as we reach the construction benchmarks outlined in the senior loan documents.

Guarantees. Health Care Group, Messrs. Chance, Moriarty, Shetter, Virgadamo and Ms. Barnard and Ms. Blake as well as all of our prospective Class B Members have agreed to guaranty our obligations under the senior loan. A portion of the proceeds of this offering is intended to be used to increase the net worth of Bressi Development in order to reduce the exposure of our guarantors. In addition, Health Care Group and RAC Bressi have agreed to indemnify the lender with respect to the existence or release of hazardous substances on our property in violation of state or federal environmental laws.

Events of Default. Under the terms of the senior loan documents the following actions will constitute an event of default:

- We fail to make a payment within 10 days after the due date or on the maturity date;
- We fail to comply with the requirements of the senior loan documents and such failure continues for 30 days after notice from the lender;
- We or any of the guarantors of the senior loan become insolvent, or any of the foregoing dissolve, terminate or liquidate;
- If either the trustor of Mr. Chance's or Ms. McElliott's trust dies and the successor trustor does not execute a new guaranty in favor of the senior lender;
- If any of the information provided to the senior lender or if any representation or warranty given to the senior lender is false or misleading;
- The senior lender fails to have a first priority lien on the property;
- A lawsuit in excess of any insurance coverage where the amount claimed is greater than $250,000 is filed against us or any guarantor of the senior loan, or a judgment in the amount of $250,000 or greater is entered against either of the foregoing;
- If we, Health Care Group, RAC Bressi or any guarantor default on any other indebtedness owed to the senior lender;
- If we fail to maintain a debt service coverage ratio of 1.25 to 1 (calculated as EBITDA divided by our contractual debt service) at any time after the first anniversary of the commencement of the post-construction period;
- If we have a net quarterly loss for two consecutive quarters at any time after the first anniversary of the commencement of the post-construction period;
- We fail to construct the building in accordance with the time constraints set forth in the senior loan documents;
- We fail to comply with the terms of a construction draw request;
- If construction of the project is discontinued for five consecutive business days or more for any reason other than acts of God, labor disputes, strikes, lockouts, fire, earthquake, war, riots or other causes beyond our reasonable control; and
- If we default under the loan from Bressi Development and HCG Lending that was provided to assist with our acquisition of the property, which we refer to as our subordinated loan.

Transfer. Under the terms of the senior loan documents we may not transfer any direct or indirect interest in ourselves without providing notice to the senior lender or obtaining the lender's prior written consent (depending on the amount of the interest being transferred), but in no event are we permitted to transfer such an interest if it would result in a change in control over our management. Any other such transfer is in violation of the terms of the senior loan and is a default. We have obtained our senior lender's consent with respect to our reorganization transactions and the sale of the Offered Units.

Insurance. Prior to the date that we obtain a certificate of occupancy, we must maintain insurance coverage in an amount not less than $1,000,000 (single limit), $2,000,000 (annual aggregate), and umbrella coverage of not less than $10,000,000, as well as builder's all-risk insurance. After the date that we obtain a certificate of occupancy, we must maintain insurance coverage in an amount not less than $1,000,000 (single limit), $3,000,000 (annual aggregate), special cause or loss in the amount of the full insurable value of the replacement cost basis of the improvements, and worker's compensation insurance in accordance with applicable law. All insurance policies must be from a company with a rating of "A" VII or better by A.M. Best Co., name the senior lender as an additional insured, provide the senior lender 30 days' prior written notice to the non-renewal or cancellation of the policy, be evidenced by a certificate of insurance, and be in form and amount satisfactory to the senior lender.

In addition to the foregoing, we are obligated to comply with certain covenants and restrictions generally applicable to commercial construction loans, which include maintaining all proper permits and licenses to construct the premises and operate our business, operate our business solely as a healthcare facility, provide routine financial reports, not incur additional indebtedness, or (if we fail to maintain the appropriate debt service coverage ratio) pay dividends.

Plan for Permanent Financing

When our ActivCare at Bressi Ranch facility is generating earnings before interest, taxes, depreciation and amortization, or EBITDA, (net of capital expenditure reserves) resulting in a 1.5 debt service coverage ratio (the ratio of EBITDA, net of capital expenditure reserves, to the debt service on our senior loan) based on annualizing 6 months trailing EBITDA we intend to request that Mutual of Omaha Bank, our senior lender, agree to increase the amount we may borrow under our senior loan to approximately $11,763,000. ActivCare at Bressi Ranch's EBITDA equals the facility's gross revenues less its expenses, excluding its interest, tax, depreciation and amortization expenses. In connection with this requested increase in our senior loan amount, we intend to request that our senior lender permit us to disburse approximately $2,300,000 in proceeds of the increased senior loan to return a portion of the capital contributed to us by the purchasers in this offering.

Regardless of whether we are able to achieve the intended increase in our senior loan, we intend to apply to refinance our senior loan with a new loan which would be guaranteed by the Federal Housing Administration (FHA), a part of the U.S. Department of Housing and Urban Development (HUD). We may not close on a refinancing guaranteed by the FHA until 36 months following our receipt of a certificate of occupancy for ActivCare at Bressi Ranch, expected on approximately October 24, 2011. However, because the application process for an FHA guaranteed loan can take up to 24 months, we intend to begin the application process between the 24th and 36th month following our receipt of a certificate of occupancy.

We believe that refinancing our existing senior loan with an FHA guaranteed loan will enable us to gain more favorable terms on our senior debt, thereby reducing our debt service and enhancing our ability to make distributions to you.

Our objective in pursuing this financing strategy is to enable us to return the $5,000,000 of capital invested by investors in this offering in two installments, $2,300,000 in the third year following the closing of this offering and $2,700,000 in the fourth year following the closing of this offering. The first installment would be related to the increase of our senior loan, and the second installment would be related to the refinancing with an FHA guaranteed loan. However, there is no guarantee that we will be able to increase our senior loan or refinance with an FHA guaranteed loan, and, therefore, we cannot guarantee that we will return your capital contributions in the time period set forth below or at all.

The return of your capital would be pursuant to our operating agreement's requirements for the distribution of net proceeds from capital transactions. Our operating agreement obligates us to first use any net proceeds from a capital transaction (subject to our manager's right to retain reserves) to return the capital contributions of the purchasers of our Offered Units. Our Class A Members will be required to accept the return of their capital contributions; however, they will remain Class A Members and will retain their Offered Units. Following the return of some or all of our Class A Members' capital contributions, we will continue to distribute operating cash flow, if any, and subject to our manager's discretion to make distributions, pro rata to our Class A Members such that they receive the greater of (i) an 8% cumulative, non-compounding return on their unreturned capital contributions to us (which would be zero if we return the entirety of our Class A Members capital contributions) or (ii) 50% of our distributable operating cash flow, until such time as our Class A Members have received distributions (whether from operating cash flow or net proceeds from capital transactions) resulting in a 12% internal rate of return on their initial investments in us. Once our Class A Members have achieved a 12% internal rate of return, they will still receive, pro rata, 25% of any operating cash flow or net proceeds from capital transactions distributed by us. A return of capital will be applied first to reduce the tax basis of a Class A Member's Offered Units. Any amounts in excess of the tax basis generally will be taxable as a gain from the sale of a capital asset if the Offered Units are held by a Class A Member as a capital asset.

Summary of Operations over the Next Twelve Months

Our contractor completed construction of ActivCare at Bressi Ranch as of October 14, 2011 and Health Care Group has begun marketing our facility to prospective residents pursuant to our management agreement with it. Health Care Group anticipates using community outreach, referral development, prospective resident tours, phone calls to our prospective resident database and community events for prospective residents in order to achieve and maintain our projected occupancy levels. Health Care Group has already received reservations for 23 of the 80 beds to be located in our facility once it is completed.

Health Care Group will supervise admissions of residents to our facility. Because our residents range from moderately to severely cognitively impaired, an adult child, spouse or other legally appointed responsible party must serve as the decision maker when seeking a placement in our facility. This decision maker is also required to guaranty payment of our rates and fees with respect to the applicable resident. Before admitting a resident to an ActivCare® program, Health Care Group personnel go through a detailed process of assessing the prospective resident's care needs, and of disclosing to the resident's decisions maker the rates and other fees to be charged for the care of the prospective resident. Finally, Health Care Group and the resident's decision maker will execute an admission agreement which includes the terms of the residency and the fees for care.

We have projected that the amount by which our operating costs (including debt service) will exceed our revenues, prior to our reaching a breakeven point, will be approximately $1,470,000, which we term "negative carry" and we intend to set aside a working capital reserve from the proceeds of this offering in order to fund such negative carry. During the period from the completion of construction of ActivCare at Bressi Ranch through the closing of this offering we anticipate RAC Bressi will use the proceeds of a $600,000 loan from William M. Chance, Daniel A. Moriarty and D. Kevin Moriarty, each of whom will beneficially own Class B Units in us following the closing of our reorganization transactions, and, in the case of William M. Chance and D. Kevin Moriarty, are directors of our manager, to fund our negative carry. Assuming this offering closes on December 31, 2011, we have projected the maximum negative carry to be funded to be $464,000. Messrs. Chance, Moriarty and Moriarty made the loan to RAC Bressi as of October 18, 2011 and participate in the loan in the following percentages: William M. Chance – 42.13%, Daniel A. Moriarty – 42.1%, D. Kevin Moriarty – 15.74%. This loan is made on an unsecured basis and bears interest at 6% per annum. This loan will mature on the earlier of the date of the closing of this offering or January 31, 2012. Upon the closing of this offering, we intend to pay off the principal and all accrued interest the loan from Messrs. Chance, Moriarty and Moriarty from the general working capital reserve we will establish to fund the negative carry of ActivCare at Bressi Ranch. *See* "**ESTIMATED USE OF PROCEEDS**" and *see* ""**INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS AND OTHER CONFLICTS OF INTEREST – Funding of Negative Carry**."

Excluding the $600,000 loan from Messrs. Chance, Moriarty and Moriarty, we have projected that we will not need to raise additional funds in the next six months, or during the 18 to 24 months we have projected it will take Health Care Group to bring our facility to stabilized occupancy (91.25%).

We do not believe that we will have the ability to make distributions to our members during our first twelve months of operation because we do not anticipate achieving positive cash flow during such period. Additionally, prior to our being able to make distributions to you without our senior lender's consent, we must achieve and maintain a debt service coverage ratio of 1.25 to 1. *See* "**RISK FACTORS –** ***Risks Related to Our Financing –*** **The senior loan precludes the making of distributions to members without the consent of the senior lender if we fail to maintain a debt service coverage ratio of 1.25 to 1**." Our debt service coverage ratio is calculated on a quarterly basis and equals our earnings before interest, taxes, depreciation and amortization (EBITDA) for such quarter divided by the debt service on our senior loan for such quarter. Based on the current interest rate climate, including the Federal Reserve's recent pledge to keep interest rates at their current levels through mid-2013, we believe that we will not be paying interest at more than the floor rates on our construction loan which are 5.25% during the construction period and 5.75% during the post-construction period during approximately the next two years. This results in monthly payments of $35,000 during our senior loan's construction period and $50,328 during the post-construction period in which we will make payments of principal and interest on a 25-year amortization schedule. At $35,000 per month and a 1.25 debt service coverage ratio, our EBITDA would need to be $43,750. According to our projections of revenues and expenses we will achieve an EBITDA of $47,113 in the 16th month following the opening of our facility when 54 of our 80 beds are occupied, resulting in 67.5% occupancy. However, as soon as we reach a 1.25 to 1 debt service coverage ratio, our senior loan will enter the post-construction period which will result in our interest rate increasing to at least 5.75% and the commencement of the payment of principal based on a 25-year amortization schedule. These changes would increase our monthly debt service to $50,328 (assuming our interest rate remained at 5.75%), and we would require an EBITDA of $62,910 in order to achieve a debt service coverage ratio of 1.25. According to our projections, EBITDA of $62,910 would be achieved between the 17th and 18th months following our facility's opening. We project that we will have 57 residents as of our 17th month (71.25% occupied) and 59 residents as of our 18th month (73.75% occupied). Therefore, we anticipate that if we charge our anticipated rates and interest rates remain relatively stable that an occupancy rate of at least 71.5% will allow us to comply with our debt service coverage ratio requirements.

Description of the Lease

On or about August 1, 2010, Bressi Development entered into a lease with RAC Bressi wherein RAC Bressi leases from Bressi Development and Bressi Development leases to RAC Bressi the property and the to-be completed improvements. We have entered into this lease because the land and improvements forming our ActivCare at Bressi Ranch facility are owned by one of our prospective subsidiaries, Bressi Development, and operations are owned by our other prospective subsidiary, RAC Bressi. The ownership of the real property and the ownership of the operations are separate because Bressi Development is the borrower under our senior loan while RAC Bressi is not. We intend for the ownership of the real property to remain separate from the ownership of ActivCare at Bressi Ranch's operations because we expect that any lender with whom we would refinance our senior loan would require restrictions on distributions of the cash flow of its borrower (Bressi Development). Below is a description of the material terms of the lease.

***Lease Landlord*:**	Bressi Development LLC
***Lease Tenant*:**	R.A.C. Bressi, LP
***Leased Premises*:**	2.5 acres of land that consists of our property and the improvements to be constructed thereon.
***Ownership of Improvements*:**	During the term of the Lease and afterwards the improvements shall remain the property o the landlord, Bressi Development
***Term*:**	25 years from the commencement date
***Rent*:**	Rent shall commence being payable when the senior loan enters the post-construction period, and rent shall be equal to the monthly payments required under the terms of the senior loan and the subordinated loan, which we anticipate will be equal to $35,000 per month, if interest rates remain the same. Rent will increase if the monthly payments under our senior loan increase. If interest rates remain the same, when the post-construction period begins we expect our debt service, and therefore our rent, will equal $50,328 monthly. Our monthly payments under our senior loan will increase if interest rates increase and our rent payments will increase accordingly. *See* "**Description of Our Property – Description of Our Senior Loan**". The tenant shall also pay as additional rent all utilities, real estate taxes, personal property assessments, all insurance required by the senior loan.
***Renewal Option*:**	The Lease contains no Renewal Option for either the Landlord or the Tenant.
Construction:	Under the Lease, the landlord is required to construct the improvements to be built on the property in order to permit the tenant to operate our business.
***Repairs and Maintenance*:**	Tenant shall be solely responsibility for cleaning, repair and maintenance of the property and the improvements, including exterior walls, load bearing walls, roof and structural elements of the improvements.

Casualty and Eminent Domain: In the event of a casualty tenant is fully responsible for repairing and rebuilding the improvements. Rent under the Lease will not change or abate during any such rebuilding period. Tenant or landlord may terminate the Lease if the casualty occurs in the last three years of the Lease term or the costs of repair exceed 25% of the full replacement value of the improvements. Further in the event that insurance proceeds do not cover at least 80% of the rebuilding costs, either party may terminate the Lease. If any portion of the Property is taken by power of eminent domain, then the Lease shall terminate, and all proceeds from such taking shall be property of the landlord.

Estoppel Certificate: Each party shall execute an Estoppel Certificate within 5 days of a request by the other party.

Insurance: Tenant is responsible for maintaining insurance in compliance with the terms of the senior loan. The landlord shall be named as an additional insured.

Hazardous Materials: The landlord is responsible for any hazardous materials that may be found on the property, to the extent that the tenant is not responsible for such materials.

Defaults: The following shall constitute a default by the tenant under the Lease:

- The failure to pay when due any sums owed to the landlord under the Lease;
- The abandonment of the premises by the tenant;
- The failure of the tenant to do any of the actions required of it under the Lease;
- The tenant making an assignment for the benefit of creditors or the filing of a bankruptcy petition naming the tenant as a debtor, which petition is not dismissed within 60 days, the appointment of a receiver, or the judicial seizure of all or substantially all of the tenant's assets.

Description of the Management Agreement

We believe that it initially will be most cost effective to outsource the management and operation of ActivCare at Bressi Ranch to Health Care Group. Accordingly, our prospective subsidiary, RAC Bressi has entered into a management agreement with Health Care Group, which agreement is enclosed on CD-ROM with this Offering Circular as Appendix D1. *See* "**INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS AND OTHER CONFLICTS OF INTEREST – Management Agreement**." Pursuant to this agreement, we will be obligated to pay Health Care Group an annual fee equal to the greater of (a) $18,000 per month, or (b) 5.0% per month of the gross revenues from operations. The management fee is payable on the first of the month in advance, and to the extent that 5.0% of gross revenues from operations exceeds $18,000 for any given month, Health Care Group is paid the difference at the end of such month. The term of the management agreement will be for 10 years from the date ActivCare at Bressi Ranch is placed in service, and the management agreement shall be extended for one-year terms prior to the end of the current terms unless either party gives the other written notice within 90 days' prior to the end of such term.

During the term of the management agreement, Health Care Group will generally be responsible for operating ActivCare at Bressi Ranch on our behalf. Health Care Group shall solely be responsible for the following duties: the hiring and firing of the personnel necessary to operate and maintain the Facility, establishing the rates and charges for the services provided by ActivCare at Bressi Ranch, negotiate with tenants and prospective tenants with respect to occupancy, the facilities, and their payment of rent. Health Care Group's operation of ActivCare at Bressi Ranch must at all times substantially conform to an annual budget that they will provide, and we will approve. Health Care Group shall provide computer services to us at ActivCare at Bressi Ranch necessary for the operation of ActivCare at Bressi Ranch and shall maintain appropriate books and records on our behalf. Health Care Group shall also negotiate with and engage contractors and suppliers if any improvements are needed to be made to ActivCare at Bressi Ranch. However, Health Care Group shall be required to seek our prior consent before purchasing capital assets in excess of $10,000 at one time, or $25,000 during any calendar year that are not provided for in the approved annual budget. Finally, Health Care Group shall maintain insurance coverage in compliance with the terms of the senior loan. Health Care Group will pay on our behalf the operating expenses incurred in connection with their operation of ActivCare at Bressi Ranch. We shall be responsible to pay the operating expenses of ActivCare at Bressi Ranch if the funds from operations are insufficient to pay for all operating expenses. Messrs. Chance, Shetter and Moriarty and Ms. Barnard are the executive officers and directors of both Health Care Group and Income Property Group, our manager. Therefore, the same individuals will be making decisions for Health Care Group as will be making decisions for us.

Under the terms of the management agreement, we are granted a license by Health Care Group to use the ActivCare® name, brand and materials in connection with the ownership, advertising and operation of ActivCare at Bressi Ranch. Such materials include the memory care techniques, program manuals and related trademarks associated with the ActivCare® brand. Further, we are obligated to use these materials in connection with the management and operation of ActivCare at Bressi Ranch. Accordingly, if the management agreement is terminated for any reason, so too is our license to use these materials, and we will be required to develop and employ other methods in connection with the operation of our business, or seek another third party management company who can operate the former ActivCare at Bressi Ranch in a similar manner.

Health Care Group is required by the management agreement to utilize its standard, developed management techniques to provide a high standard of resident care and operating efficiency during the term of the management agreement. If Health Care Group fails to maintain the applicable government licenses or approvals for ActivCare at Bressi Ranch, or fails to perform its obligations under the management agreement, or fails to operate ActivCare at Bressi Ranch in compliance with the approved budget, we may terminate the management agreement "for cause" without waiting for the end of the current term.

Description of Health Care Group and its Services

We have engaged Health Care Group to operate ActivCare at Bressi Ranch on our behalf. Health Care Group was formed in 1981 and managed nine total senior housing and care communities through September 1, 2011, eight of which are located in California and one is located in Alabama. Health Care Group elected not to renew its management agreements relating to seven of the senior housing and care communities as of September 1, 2011 in order to focus on developing and managing freestanding memory care communities based on its ActivCare® program, such as ActivCare at Bressi Ranch. Health Care Group has further determined that it is in its best interests to cease management of the facility in Alabama in order to focus on operations in southern California. Following the expiration of the management agreements relating to the above described seven facilities, and the cessation of management of the Alabama facility, Health Care Group now operates only one facility excluding ours. The nine facilities that Health Care Group managed through September 1, 2011 contained 1,946 beds, and the facility (excluding ours) that Health Care Group currently manages contains 126 beds.

In 1988, Health Care Group sponsored and began management of its first stand-alone, purpose-built, Memory Care community (which become the model for ActivCare®), where Health Care Group developed its 24-hour residential services model to combine the benefits of day-time memory care facilities with 24-hour assisted living facilities. Health Care Group has been a leader in the memory-care and the assisted living industry in California, and has sponsored legislation (SB 481 and SB 732) regarding the licensure of secured perimeter memory care facilities.

Description of the Assisted Living Industry

Our company's business, the operation of ActivCare at Bressi Ranch, is a part of an industry known as the assisted living industry. The term "assisted living facility" generally refers to a facility that provides housing, supportive services, personalized assistance with activities of daily living and healthcare to its residents, and such facilities are usually licensed, certified or registered by the state in which they operate. Seniors who choose assisted living receive assistance customized to their needs and benefits that enrich their lives and promotes independence and wellbeing. Most assisted living facilities are required to maintain available staff at all times to meet both scheduled and unscheduled needs.

Demand

Across the United States, the elderly population is rapidly increasing, which has resulted in an expansion of the senior housing and long-term care industries. The U.S. Bureau of the Census estimates that between 1990 and 2050, the number of Americans aged 65 and older will more than double (from 31 million in 1990 to more than 79 million in 2050). Over the next five years the fastest growing age group is expected to be the 65+ population. In the United States, the proportion of the population made up of persons 65 years of age or older is projected to increase from 12.4% of the population in 2000 to 20.7% by 2050 because of the aging of the baby boom generation and increased longevity. The implications of this increase on the delivery and financing of healthcare will be profound, because elderly persons use healthcare services at a greater rate than younger persons. The larger number of elderly persons will also place greater pressure on the budget for the Medicare program and other government programs, such as Medicaid, which pays for about half the total costs of nursing home care.

The total projected expenditure for all services from the age of 65 years until death is $164,505. Of this amount, $105,342 is for Medicare plus cost sharing, $34,205 is for nursing home care not covered by Medicare, $11,428 is for home health care not covered by Medicare, $9,546 is for prescription drugs and $3,984 is for vision, dental care and durable medical equipment (see following table). Total expenditures from the age of 65 years until death rise substantially with longevity, from $31,181 for persons who die at the age of 65 years to over $200,000 for those who die at the age of 90 or older.

New Construction Activity

To meet this increase in demand for senior housing there has been an increase in construction of dwellings for individuals over the age of 65. The American Seniors Housing Association and the National Investment Center for the Seniors Housing and Care Industry identified a total of 2,035,303 existing units in the 100 largest metropolitan areas of the country, and of those, 41,040 senior apartments, assisted living units, independent living units, dementia care units and nursing care units are under construction. The 2009 report identified 420 new or expanding senior housing properties under construction containing 41,040 units/beds. These numbers reflect construction activity within freestanding, combined and continuing care retirement community properties.

The senior properties tracked include a small number of HUD Section 202 properties and other types of affordable properties, in addition to market rate rental senior apartments. The number of senior housing units under construction in 2009 (420) is less than was being constructed in 2008 (461) and lower than the survey's peak year (1998) in which 614 senior housing properties were reported to be under construction. Including the units in expansions to existing properties, senior apartments account for 27% of all senior housing units under construction. There are 12,656 new independent living units under construction in the 100 largest metropolitan areas. Including the units in expansions to existing properties, independent living units account for 31% of all senior housing units under construction. There are 7,793 new assisted living units under construction in the 100 largest metropolitan areas. Including the units in expansions to existing properties, assisted living units account for 19% of all senior housing units under construction. There are 2,810 new dementia care units under construction in the 100 largest metropolitan areas. Including the units in expansions to existing properties, dementia care units account for 7% of all senior housing units under construction. Data collected in 2009 reveals that independent living units represent 31% of the total national sample of seniors housing units under construction, followed by senior apartment units (27%), assisted living units (19%) and dementia care units (7%). The balance is comprised of nursing care units (16%).

California Regulatory Overview

The following summary describes material provisions of California law related to the operation of a senior assisted living facility in the state of California, but it is not an exhaustive or complete descriptions of California's laws related to the operation of a senior assisted living facility such as ActivCare at Bressi Ranch.

Because our company's ActivCare at Bressi Ranch facility will be located in the state of California, we will be required to comply with California state laws, regulations and licensing procedures regarding the ownership and operation of an assisted living facility. The Department of Social Services, Community Care Licensing Division licenses assisted living facilities and adult day care centers in California. Senior assisted living facilities, such as the anticipated ActivCare at Bressi Ranch Facility, are licensed as Residential Care Facilities for the Elderly ("RCFE"). Two new laws enhancing resident protection took effect in 2009. The first, Health and Safety (H&S) Code Section 1569.658 requires licensees annually to disclose rate increases from the previous three years of operations to prospective residents. The second, H&S Code Section 1569.695 requires licensees to establish plans for sheltering residents for up to 72 hours in the event of an emergency or disaster. In addition, the State of California does not offer its residents or those that provide senior living facilities any waivers or reimbursements that would allow the residents or providers to obtain reimbursements for the costs and expenses associated with residing in a facility like ActivCare at Bressi Ranch from federal or state health programs, such as Medicare or Medicaid. Accordingly, our residents will be solely responsible for paying their expenses in connection with residing at ActivCare at Bressi

Ranch.

An RCFE is a housing arrangement chosen voluntarily where 75% of the residents are 60 years of age or older and where varying levels of care and supervision are provided, as agreed to at the time of admission or as determined at subsequent times of reappraisal. Younger residents must have needs compatible with other residents. An admission agreement must be completed prior to a resident being accepted. The agreement must include available basic and optional services, service rates, payment provisions and refund conditions. Written notice must be given to a resident 60 days prior to any basic rate change. Admission agreements should also disclose:

- A comprehensive description of any items and services provided under a single fee;
- A description and schedule of all items and services not included in the single fee;
- A description of any preadmission fee (a licensee cannot require a preadmission fee from a recipient under the State Supplementary Program for the Aged, Blind and Disabled);
- An explanation for the use of third-party services;
- A comprehensive description of billing and payment policies and procedures;
- Conditions under which rates may be increased;
- Policy concerning family visits and refunds; and
- Conditions under which the agreement may be terminated.

The agreement should also include eviction policies and procedures and information about the facility's closure plan in the event of a closure.

Scope of Care

An RCFE may provide assistance with activities of daily living, observation and reassessment, postural support that can be released by the resident, and other types of care as well as other incidental medical services. These incidental medical services include administration of oxygen, catheter care, colostomy/ileostomy care, contractures, diabetes, enemas/suppositories, incontinence, injections, intermittent positive pressure breath machine, Stage I and II dermal ulcers and wound care. Health-related conditions specified in regulations can be cared for as long as the applicable RCFE regulations are followed and those procedures and services requiring a nurse or physical therapist are provided by the appropriately skilled professional. Terminally ill residents may remain in the facility and receive services from a hospice agency. The facility staff, however, is still prohibited from providing any care beyond that allowed within the parameters of the RCFE license.

There are several residential requirements that exist for the benefit of both the facility and the residents. Residents may not be admitted if they have active communicable tuberculosis; require 24-hour skilled nursing or intermediate care; have a mental disorder resulting in ongoing behavior that would upset the general resident group; would require a greater amount of care and supervision than the other residents; or cannot generally benefit from the program services available at the facility. Residents must be assessed prior to move-in, however, there is no standardized form required. Residents diagnosed by a physician as having dementia may be admitted if certain requirements are met, including an annual medical assessment, adequate supervision, enhanced physical plant safety requirements (including a secure perimeter) and an appropriate activity program. A 30-day notice may be issued by the facility for: nonpayment of the basic services within 10 days of the due date; failure to comply with the state or local law; failure to comply with general facility policies; the resident is no longer appropriate for the facility and level of care; or if there is change in the use of the facility. If evidence supports that a resident is a threat to himself or others, a three-day eviction notice may be granted.

Facility Requirements

The California regulations allow for private or semiprivate resident rooms, which must be of sufficient size to allow for easy passage of the resident and equipment. A maximum of two residents is allowed per resident room. Private and shared toilets, bathing and lavatory facilities are permitted. There must be at least one toilet and washbasin per six persons and one bathtub or shower for each 10 persons including residents, family and facility dwelling staff. Prior to being licensed, each facility must secure and maintain an appropriate facility fire clearance approved by the fire authority have jurisdiction.

For residents having dementia, use of egress alert devices, delayed egress and locked facility doors and perimeters are allowed if specified additional requirements are met. Delayed egress and locked doors/perimeters require special fire clearances, and are only allowed with approval from state regulators. Resident and/or responsible person consent is required prior to use of delayed egress devices or locked facility doors.

Staffing Requirements

In RCFEs caring for 16 or more residents, there must be awake night staff. In facilities with dementia residents, there must be an adequate number of direct care staff to support each resident's physical, social, emotional, safety and health care needs as identified at time of admission or reassessment. A site administrator must complete a 40-hour initial Certification Training Program from one of the department's approved training vendors and pass a written test. Nursing home administrators must complete 12 of the 40 hours in areas of laws and regulations, use and misuse of medication, and resident admission, retention and assessment procedures if they possess a valid Nursing Home Administrator license. Nursing home administrators with a current and valid administrator's license are exempt from taking the test administered by the department.

To administer a facility licensed for 16 or more residents, an administrator must have specified college or continuing education credits and must have at least one year's experience providing residential care to the elderly. All employees in facilities of 16 or more residents must complete 16 hours of initial training, including eight hours of shadowing training. Direct care staff must pass an exam and complete additional training per 12-month period. Facilities must retain documentation that proves a consultant pharmacist or nurse has reviewed the facility's medication program and procedures at least twice a year.

All staff who assist residents with personal activities of daily living must receive at least 10 hours of training within the first four weeks of employment and at least four hours annually thereafter. Staff providing direct care to residents must complete a first aid course by such agencies as the Red Cross and each RCFE shall provide training in recognizing and reporting elder and dependent adult abuse. Prior to admission of a resident with a restricted health condition, the licensee shall ensure that facility staff who will participate in meeting the resident's specialized care needs complete training provided by a licensed professional to meet those needs, which should include hands-on instruction in general procedures and resident-specific procedures.

Administrators must complete 40 hours of continuing education units every two years in areas related to any of the uniform core knowledge areas and must include eight hours in Alzheimer's disease and dementia training. Administrators that hold a current license are only required to complete 20 of the 40 hours of continuing education.

Regional Analysis

ActivCare at Bressi Ranch will be located in the city of Carlsbad in San Diego County, California. Situated in the northern portion of the county, Carlsbad is a coastal community recognized for its scenic location, low population density, city ordinances protecting sensitive wildlife habitats and for maintaining strict policies governing the amount of land within city limits available for development of any kind. Land is a premium and, thus, real estate is expensive even by southern California standards. The annual *Forbes Magazine*, which ranks the most expensive zip codes in the U.S., ranked Carlsbad zip codes as some of the most expensive in the nation. The city encompasses a total land area of 40.8 square miles with an estimated population density of 2,565 persons per square mile.

Between 2000 and 2009, the population in the U.S. grew 9.0% and is expected to grow 5.1% over the next five years. From 2000 to 2009, the population in San Diego County grew 8.9% and is expected to grow 6.0% over the next five years. During the same period, the population in Carlsbad grew 27.2% and is expected to grow 12.2% over the next five years. Over the next five years, the general population is projected to increase by 12,179 in Carlsbad and increase by 183,367 in San Diego County. *Source: Valuation and Information Group.*

Between 2000 and 2009, the 75 and older population in the U.S. grew 13.7% and is expected to grow 7.7% over the next five years. From 2000 to 2009, the 75 and older population in San Diego County grew 13.0% and is expected to grow 2.4% over the next five years. During the same period, the 75 and older population in Carlsbad grew 33.1% and is expected to grow 5.9% over the next five years. Over the next five years, the 75 and older population is projected to increase by 426 in Carlsbad and increase by 4,223 in San Diego County. *Source: Valuation and Information Group.*

Between 2000 and 2009, the 85 and older population in the U.S. grew 35.4% and is expected to grow 13.5% over the next five years. From 2000 to 2009, the 85 and older population in San Diego County grew 49.2% and is expected to grow 11.6% over the next five years. During the same period, the 85 and older population in

Carlsbad grew 88.4% and is expected to grow 19.7% over the next five years. Over the next five years, the 85 and older population is projected to increase by 419 in Carlsbad and increase by 6,296 in San Diego County. *Source: Valuation and Information Group.*

Between 2000 and 2009, the households in the U.S. grew 9.3% and are expected to grow 5.2% over the next five years. From 2000 to 2009, the number of households in San Diego County grew 8.4% and is expected to grow 5.9% over the next five years. During the same period, the number of households in Carlsbad grew 26.5% and is expected to grow 12.1% over the next five years. Over the next five years, the number of households is projected to increase by 4,828 in Carlsbad and increase by 63,252 in San Diego County. *Source: Valuation and Information Group.*

Between 2000 and 2009, the household size in the U.S. declined 0.3% and is expected to decline 0.1% over the next five years. From 2000 to 2009, the household size in San Diego County grew 0.5% and is expected to grow 0.1% over the next five years. During the same period, the household size in Carlsbad grew 0.6% and is expected to grow 0.1% over the next five years. *Source: Valuation and Information Group.*

Population is expected to increase in the city, county and nation over the next five years. The 75-plus population is expected to increase slightly in the city and county over the next five years. Average and median incomes are expected to increase in the city, county and nation over the next five years. Based upon the increase in the overall population in the city and county, the slight increase in the 75-plus population in the county, coupled with income gains, we believe demand for our assisted living services will increase. *Source: Valuation and Information Group.*

ActivCare at Bressi Ranch is located in a newly developed, growing planned community in the well-developed suburban community of Carlsbad. Its primary competitors will be located in Carlsbad and the neighboring cities of Vista, San Marcos and Encinitas. Based on a market analysis performed on behalf of our manager by Valuation & Information Group, residents of this north county area do not generally travel to urban San Diego in search of retirement living, nor does the reverse generally occur. Areas north and east of Carlsbad are sparsely populated for many miles. The area directly north of ActivCare at Bressi Ranch, which extends to the southern border of Oceanside, is undeveloped and mountainous. Therefore, the northern border of the primary market area, or PMA, from which ActivCare at Bressi Ranch is expected to draw most of its residents is defined as the southern edge of Oceanside due to the fact that residents must travel west or east around this mountainous area in order to access our area. The southern border of the PMA is defined as the southern edge of Carlsbad. The eastern border is Highway 78 and Rancho Santa Fe Road, which run along the north side of undeveloped mountainous terrain. The western border is the Pacific Ocean. The secondary market area, which is the area from which it is expected that we will draw the remainder of our residents, is considered to be the remainder of metropolitan San Diego.

Primary Competitors

Within the primary market area there are six operating competitors that offer assisted living/memory care services. The market study defines our primary market area as the area from which 70-90% of our intended residents will be drawn and describes it geographically as containing the towns of Carlsbad, Vista, San Marcos and Encinitas. The secondary market area is the area from which the remainder of the intended residents will be drawn, which the market study defines as the balance of the San Diego Metropolitan Area. Our primary competitors have, in the aggregate 545 beds, which as of the date of the market study, were 97.3% occupied. The specific memory-care beds offered by our competitors were 99.3% occupied. Our intended rates for services will generally be similar to those of our competitors; however, our highest rates will be higher than the highest rates charged by our competitors, and our lowest rates will also be higher than the lowest of our competitor's rates. However, we believe that because our rates are all-inclusive that overall our rates will be generally lower than the sum of the rates charged by our competitors for similar services. *Source: Valuation and Information Group.*

All of our competitors provide the same basic services that will be included in our basic rate. Specifically, these services include: meals, housekeeping, linen service, transportation services, utilities, maintenance, structured activities and social services. In addition, they all also provide medication management and all but one provide secured Alzheimer's housing. Like us, each competitor expects its residents to pay individually for their services, and none rely on social security, Medicare or Medicaid for reimbursement of their services. Our residents will be required to independently pay our rates and will not be entitled to rely on government assistance programs because the State of California does not offer its residents (or its senior living providers) waivers or reimbursements from federal or state health programs, such as Medicare or Medicaid. The main difference between us and our competitors (besides the ActivCare® specific program) is that we offer an all-inclusive plan, while our competitors generally offer only an a la carte rate structure. We believe that the all-inclusive rate structure is beneficial because it allows residents and their guardians to better budget for living expenses.

The market study indicated that the demand for assisted living/memory care facilities would increase over the next several years because the overall population was expected to increase during that timeframe and the percentage of the population that was over the age of 65 was also expected to increase, which we expect to result in an increase demand for assisted living/memory care facilities. *Source: Valuation and Information Group.*

DESCRIPTION OF OUR PROPERTY

General

The land upon which ActivCare at Bressi Ranch is constructed consists of a 2.5 acre unimproved parcel of land within a master-planned community known as "Bressi Ranch" located in Carlsbad, San Diego County, California, or the Property. The Property was acquired by Bressi Holding from a third-party seller in December of 2004 for $550,384.98. In October of 2008, Bressi Holding submitted project development plans to the City of Carlsbad, or the City, for a residential memory care facility to be constructed on the Property. The City approved a Conditional Use Permit for the project development plans in June of 2009. Construction of ActivCare at Bressi Ranch was completed as of October 14, 2011.

The Property is physically situated in the southwest quadrant of the intersection of Nygaard Street and Town Garden Road in Carlsbad, California. The Property is bound to the north by Town Garden Road and across from a condominium complex. To the northeast of the Property is the Bressi Village shopping center. The south of the Property is bound by Paradise Road, across which are single-family homes. The east of the Property is bound by Nygaard Street, across which is a park. To the west of the Property is Cottage Drive, across which are single-family homes.

A Phase I environmental assessment of the Property was prepared in July of 2009, or the 2009 Phase I, with respect to a proposed mortgage loan on the Property. The 2009 Phase I was conducted in accordance with ASTM Practice E 1527-05 and with portions of the U.S. Department of Housing and Urban Development Multifamily Accelerated Processing Guide, Chapter 9. The purpose of the study was to identify if any recognized environmental conditions, or REC's, existed at the Property, which means the preparer was looking to identify the presence or likely presence of any hazardous substances or petroleum products on the Property under conditions that indicate an existing release, a past release, or a material threat of a release of any hazardous substances or petroleum products into structures on the Property or into the ground, ground water or surface water of the Property. The 2009 Phase I report concluded that no evidence of REC's was identified at the Property. The only de minimis condition identified at the Property, meaning a condition which generally does not present a threat to human health or the environment and that generally would not be the subject of an environmental enforcement action, was a trench plate located at the southwest portion of the Property that was reportedly left behind from previous residential construction activity in the area. The report also noted that no evidence of the disposal of hazardous substances or petroleum products was observed on the Property.

Bressi Ranch is located approximately four miles east of downtown Carlsbad, California, and is a master-planned, mixed-use community featuring eight residential neighborhoods and approximately two million square feet of planned commercial and industrial space in campus-style office parks. Bressi Ranch also features 187 acres of dedicated natural open space in eight distinct parks. The area is served by the Carlsbad Unified School District and the private Pacific Ridge School. Bressi Ranch has a community center known as "The Village Club", which is a Monterey-Bay design containing an Olympic-sized lap swimming pool, a spa, a wading pool, outdoor fireplaces and barbeque areas, a kitchen area and event space. The community also features various restaurants and shopping in an area known as "Bressi Village".

ActivCare at Bressi Ranch

ActivCare at Bressi Ranch consists of a 50-unit, 80 accommodation (beds), single-story building containing 39,400 square feet, with residential accommodations for seniors requiring memory care services. The building has four wings with unique accommodations. One wing is designed to accommodate residents with mild cognitive impairment. These residents need a programmed environment but do not need a secured perimeter, as they do not have a propensity to wander. Two of the four wings are dedicated to the ActivCare® program, a proprietary care and activity program designed and owned by Health Care Group, for those residents with Alzheimer's disease and other dementia related disorders. These residents' cognitive issues have progressed to a level where they have a diagnosis of dementia and are in need of an enhanced program and a secured perimeter.

The fourth wing of the building is the ActivCare® Plus area, another proprietary care program designed by Health Care Group, which is dedicated to residents who have a diagnosis of dementia, and the progression of the disease has impacted their physical well-being. These residents have become transfer and wheelchair dependent, and the ActivCare® program is modified to meet their needs based upon their diminished physical capacity. Comprehensively, ActivCare at Bressi Ranch is designed to meet the needs of residents with Alzheimer's disease and other forms of dementia throughout the disease process, and the configuration of the building will allow Health Care Group to program each area to meet the changing needs of each resident. Services provided to all residents will include 24-hour care, three meals daily and snacks, assistance with bathing and dressing, medication supervision, housekeeping and laundry, transportation to medical appointments, planned daily activities, telephone and cable TV available in all rooms and an onsite barber/beauty salon.

The goals of the ActivCare® program are to provide its residents with comfort and a feeling of community, while providing the residents with the level of care they require, which is based on their level of cognitive functioning and impairment. The ActivCare® program is designed to provide compassionate care and promote self-esteem by providing residents with a structured, daily routine of therapeutic activity programs, which we believe (and research has demonstrated) restores feelings of usefulness and sociability to individuals that would otherwise become frustrated and withdrawn as their level of functioning deteriorates. The types of activities offered at ActivCare® include memory-exercising activities, creative workshops, and interactive indoor and outdoor pursuits. The ActivCare® program also involves social activities on a regular basis that involve family and friends of the residents.

ActivCare at Bressi Ranch will be licensed by the State of California as a Residential Care Facility for the Elderly, or RCFE, and all units in the building will be licensed to permit the delivery of non-ambulatory assisted living/memory care services along with an expanded plan of operation that addresses the level of care needed by residents with dementia that permits us to house residents with dementia. This licensure will permit residents to receive any level of memory care services, depending on their needs, without having to relocate within the building. Further, we will require of each potential resident, prior to admittance, a current physician's report as well as an assessment by a member of the manager's staff to assess the individual's level of functioning and help us tailor a program to suit that person's needs. We applied for licensure from the State of California on July 11, 2011 and the State of California Department of Social Services has schedule a licensing inspection for October 28, 2011. We have been in contact with the State of California concerning its review of our licensure application, and we have not received any indication that our licensure request will be denied.

We generally intend to enter into resident agreements providing individuals a room or a bed, in addition to other services, on a monthly basis, which resident agreements will automatically renew for an additional month unless the resident provides 30-days' notice prior to moving out. We expect residents to pay us directly for our services, and we will not bill a third-party (i.e., an insurance provider, or Medicare) for reimbursement. However, residents will be able to seek reimbursement independently, but they shall remain solely responsible for the payment of their bill.

Loans and other Encumbrances

Loans

Our Property is encumbered by the first position lien of our senior lender and by the second position lien of our subordinated lenders. *See* "**DESCRIPTION OF OUR BUSINESS – Construction and Construction Financing –** ***Description of our Senior Loan***" for a more detailed description of our senior loan and *see* "**INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS AND OTHER CONFLICTS OF INTEREST – Land Purchase and Subordinated Debt –** ***Description of our Senior Loan***" for a more detailed description of our subordinated loan. Our senior loan has a maximum principal amount of $8,000,000 with an outstanding balance of $6,259,047.41 as of October 3, 2011, which balance is expected to increase to $7,373,214.72 as of the date of funding of our most recent draw request made on October 12, 2011. Our senior loan will remain outstanding following the closing of this offering. Our subordinated loan had an original principal amount of $1,563,000 and is expected to be paid off, and our subordinated lenders' lien released, as of the closing of this offering. The anticipated payoff amount for our subordinated loan is $1,685,000 assuming this offering closes as of December 31, 2011.

Other encumbrances affecting our Property

Our Property is subject to various agreements, including easements and restrictive covenants entered into by us or by predecessors-in-interest which run with the land and continue to affect our property while we continue to own it and operate ActivCare at Bressi Ranch on it. These are agreements with which we must comply and ensure that Health Care Group complies with while it manages and operates ActivCare at Bressi Ranch on our behalf. The following are summaries of these agreements that we believe are most significant to Class A Members:

(a) Our Property lies within Community Facilities District No. 3 of the Carlsbad Unified School District and accordingly, we will pay a special assessment each year that is allocated to fund certain educational costs within the Carlsbad Unified School District.

(b) Our Property is subject to certain indemnity agreements in favor of the City of Carlsbad that relate to the development of our Property. Specifically, as the owner of our Property we have agreed to hold the City of Carlsbad harmless in connection with any claims that may arise with respect to water drainage or certain geological failures that may affect our Property.

(c) Our Property is subject to a declaration of covenants and restrictions that requires us to develop ActivCare at Bressi Ranch in conformance with the overall Bressi Ranch development guidelines. Further, we are required to complete construction within fifteen months of construction commencement. Upon issuance of a certificate of occupancy for ActivCare at Bressi Ranch we are entitled to have this encumbrance released from our Property. We have completed all requirements for receipt of a certificate of occupancy and the City of Carlsbad expects to complete processing the paper work for our certificate of occupancy by October 24, 2011.

(d) Our Property is subject to an option agreement in favor of Bressi Gardenlane, LLC, a Delaware limited liability company, which is the developer of the overall Bressi Ranch development. The option agreement would permit Bressi Gardenlane, LLC to acquire our Property in certain circumstances, but this agreement is terminated upon issuance of a certificate of occupancy for ActivCare at Bressi Ranch. We have completed all requirements for receipt of a certificate of occupancy and the City of Carlsbad expects to complete processing the paper work for our certificate of occupancy by October 24, 2011.

(e) Use of our Property is restricted by a Conditional Use Permit, which was issued by the City of Carlsbad, and a memorandum of which is recorded against the Property. Specifically, our use of our Property must comply with the conditional use permit, which permits us to use the Property as an assisted living facility.

(f) Our Property is subject to an agreement that requires that we use best management practices with respect to possible storm water runoff during our construction process to ensure that we do not contaminate the storm drains with construction debris.

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MANAGEMENT

Manager

Our company is a manager-managed limited liability company, therefore, we do not have a Board of Directors, or executive officers. Rather, our day-to-day affairs are controlled by our manager, Income Property Group. Income Property Group has the sole power to manage our company's day-to-day affairs and may bind our company to contracts. *See* "**DESCRIPTION OF SECURITIES OFFERING – Description of our Operating Agreement.**" Income Property Group unilaterally controls our management, subject to the rights of the Class A Members to consent, as a group, to certain major decisions, as more fully described below in "**- Major Decision Rights.**" Income Property Group does not receive compensation for acting as our manager. The business address of Income Property Group's offices is 9619 Chesapeake Drive, Suite 103, San Diego, California 92123. Income Property Group provides corporate management for other entities owning memory care facilities, similar to ActivCare at Bressi Ranch, but none of the facilities owned by entities for which our manager provides corporate management are expected to compete with ActivCare at Bressi Ranch for residents because they are located outside our target area for drawing our residents. In addition, Health Care Group currently manages one other senior living facility, which also uses the ActivCare® program, but this facility is not expected to compete with ActivCare at Bressi Ranch because it is located outside our target area for drawing our residents.

We will rely on the officers and directors of Income Property Group to manage our business. W. Major Chance, B. Renee Barnard, D. Kevin Moriarty and Todd A. Shetter are the executive officers and directors of Income Property Group and each of them beneficially owns 25% of the issued and outstanding stock of Income Property Group. The executive officers and directors of Income Property Group will not be paid any salary or benefits by us; however each of the four executive officers and directors of Income Property Group received Class C membership interests and Class C limited partnership interests in Bressi Development and RAC Bressi, as applicable, in return for the services to be performed by them for such entities.

Remuneration of Executive Officers and Directors of Income Property Group

Pursuant to the reorganization agreement we have entered into, the executive officers and directors of Income Property Group have agreed to exchange such Class C interests in our prospective subsidiaries for Series B-3 Units of membership interest in us. The Series B-3 Units to be received by the executive officers and directors of Income Property Group upon the closing of this offering and our reorganization transactions will remain subject to vesting requirements set forth in our operating agreement. Those vesting requirements provide that in the event that a Series B-3 Member is no longer providing services directly or indirectly to us (such as an executive officer or director of Income Property Group or Health Care Group), and such termination of services occurs before the "project stabilization date" (as hereinafter defined) for ActivCare at Bressi Ranch, the Series B-3 Units held by such member shall be forfeited and the percentage interests in our Series B-3 membership interests held by the other Series B-3 Members shall be adjusted proportionately. For purposes of the foregoing, (i) the "project stabilization date" shall be the date on which our ratio of (a) earnings before interest, taxes depreciation and amortization to (b) "debt service" equals or exceeds 1.25 to 1, and (ii) "debt service" shall mean our aggregate interest expense, and that of Bressi Development LLC and R.A.C. Bressi, LP plus the current portion of any long-term debt, bonds and capital leases of any of such companies, as determined for the 12-month period ending on the last day of the calendar month during which the applicable Series B-3 Member is no longer providing services directly or indirectly to us.

Name	Capacity	Remuneration
W. Major Chance[1]	Chief Executive Officer, President, and Director	625 Series B-3 Units
B. Renee Barnard[2]	Executive Vice President and Director	625 Series B-3 Units
D. Kevin Moriarty[3]	Executive Vice President – Construction, Secretary and Treasurer, and Director	625 Series B-3 Units
Todd A. Shetter[4]	Executive Vice President – Marketing and Director	625 Series B-3 Units

[1] Mr. Chance owns his Series B-3 Units as William M. Chance, Trustee under Declaration of Trust dated February 16, 1988, Trust No. 2, as amended.
[2] Ms. Barnard owns her Series B-3 Units as B. Renee Barnard, Trustee of the Barnard Living Trust dated April 13, 2000.
[3] Mr. Moriarty owns his Series B-3 Units as D. Kevin Moriarty, Trustee of the Moriarty Cary Family Trust dated January 2, 1990, as amended.

[4] Mr. Shetter owns his Series B-3 Units as Todd A. Shetter, Trustee of the Todd A. Shetter and Kristine Shetter Trust dated October 1, 1999.

Biographical Information

Biographical information regarding the officers and directors of Income Property Group is set forth below.

Name	Age	Position
W. Major Chance	65	Chief Executive Officer, President and Director
B. Renee Barnard	60	Executive Vice President and Director
D. Kevin Moriarty	49	Executive Vice President - Construction, Secretary and Treasurer, and Director
Todd A. Shetter	45	Executive Vice President – Marketing and Director

W. Major Chance serves as the Chairman of the Board of Directors and Chief Executive Officer of Health Care Group and as President, Chief Executive Officer and director of Income Property Group. He graduated from San Diego State University in 1969 with a degree in Finance and began work with Medical Growth Industries managing lending relationships and development expansion. In 1974 Mr. Chance created a partnership whose primary business was originating commercial loans as a mortgage banker/broker, which would evolve into Income Property Group in 1982. Through the balance of the 1970s Mr. Chance structured and managed the successful development of numerous retail, multi-family, office, industrial, and recreational projects. In 1982, he developed the 552-slip and 237-space Chula Vista Marina and RV Resort, in Chula Vista, CA, and still owns and manages it to this day.

In 1979, Mr. Chance acquired his first senior housing property, a skilled nursing facility in Orange County, CA, and soon thereafter formed Health Care Group to serve as its operator/manager. Throughout the 1980's and 1990's, Mr. Chance directed the expansion of Health Care Group's senior housing portfolio through the formation of various partnerships utilized to acquire and/or develop numerous projects, to include: Las Villas de Carlsbad Retirement Community in Carlsbad, CA; Las Villas del Norte Retirement Community in Escondido, CA; Rancho Vista Retirement Community in Vista, CA; Grossmont Gardens Retirement Community and ActivCare at La Mesa in La Mesa, CA; ActivCare at Point Loma in San Diego, CA; Mount Royal Towers Retirement Community in Birmingham, AL; Mountview Retirement Community in Montrose, CA; and ActivCare at Brittany House in Long Beach, CA. Through affiliated entities, Health Care Group also developed or acquired a significant number of other senior housing projects over that time that have subsequently been sold to other operators. These projects have covered the entire range of the senior housing spectrum, including free-standing skilled nursing facilities, independent and assisted living facilities, dementia-care facilities, as well as multi-level campuses containing all of the above levels of care.

Throughout the 36-year history of Income Property Group and Health Care Group, Mr. Chance has coordinated all the finance, development, and management activities of the company, focusing on the strategic direction of the company and maximizing the efficient implementation of the firm's available assets. In the late 1980's he recognized that the traditional nursing home was not the appropriate platform for caring for residents with dementia including Alzheimer's disease. He was instrumental in securing legislative and regulatory approval to allow an RCFE to have a secured perimeter and accept and retain residents with a dementia diagnosis. Mr. Chance has established and maintained all the significant lending relationships for the firm and has coordinated all of the company's financing activities, to include construction loans, permanent financing, and refinancing of its assets. Mr. Chance served on the board of the San Diego Alzheimer's Association from June 1989 to September 2002, and was its Chairman from 1992 to 1997. He was also one of the original board members of the California Assisted Living Association (CALA) from August 1997 to December 2006. He has also been a member of Young Presidents Organization/World Presidents Organization for the last 25 + years.

B. Renee Barnard serves as the President and Chief Financial Officer of Health Care Group and is a member of the Board of Directors. She is also an Executive Vice President and director of Income Property Group. Ms. Barnard graduated from Oklahoma State University in 1980 with a degree in Computer Science. She has over 20 years experience in senior housing and health care, and prior to her current role, she served as the Chief Operating Officer for Health Care Group for 10 years and is a licensed Nursing Home and Residential Care Facility Administrator. In Ms. Barnard's previous role she was one of the chief architects of the ActivCare® program development and served on the State of California Governor's Alzheimer's Advisory Board. As Past Chair she remains active in the Assisted Living Association of Alabama currently serving as Treasurer and Secretary. Ms. Barnard has been responsible for overseeing all aspects of the ongoing operation of the company's senior housing properties, including nursing, food service, resident care, marketing, maintenance, accounting, human resources, and information technologies.

D. Kevin Moriarty serves as the Vice President of Development of Health Care Group and is a member of its Board of Directors. He is also an Executive Vice President of Income Property Group and a member of its Board of Directors. Mr. Moriarty graduated from Arizona State University in 1985 with a degree in Construction Engineering and has over 25 years experience in the real estate and development industry. Since 1992, he has coordinated the development efforts for the company with the CEO, overseeing site selection, feasibility analysis, project configuration, conceptual design, governmental approvals, and construction document preparation and permitting. He is also responsible for the creation of project development budgets and schedules, selection and supervision of general contractors, and final project delivery. Mr. Moriarty also works extensively with the President and COO in the ongoing maintenance and capital improvement projects within the existing portfolio of the company, overseeing all significant remodeling, upgrades or physical plant modifications due to program changes. Mr. Moriarty is licensed in the State of California as a Real Estate Broker and a General Contractor.

Todd A. Shetter serves as the Chief Operating Officer of Health Care Group and is a member of its Board of Directors. He is also an Executive Vice President of Income Property Group and a member of its Board of Directors. Mr. Shetter graduated from Colorado State University in 1987 with a degree in Public Relations from the School of Journalism. He has over 20 years experience in the senior housing and health care industry, and prior to his current role, he served as the Vice President of Marketing for Health Care Group for over 10 years. He is a licensed Nursing Home and Residential Care Facility Administrator, and has successfully served as an Administrator/Executive Director at a number of multi-level retirement communities over the course of his career with Health Care Group. Mr. Shetter has served on the Board of Directors of Senior Community Centers of San Diego, and is a past Board Member of the George G. Glenner Alzheimer's Family Centers. Mr. Shetter is a board member of CALA and is the chair of CALA's Public Policy Committee. In his role as COO, Mr. Shetter is responsible for overseeing all aspects of the day-to-day operation of the company's senior housing communities, with a specific focus on their marketing efforts.

Major Decision Rights

Although Income Property Group, our manager, will have the sole authority to manage our business and to bind our company, the Class A Members, and our members as a whole, will have the right to consent to certain actions we term "major decisions." Approval of the Class A Members holding a majority of the Offered Units, and approval of the members holding a majority of our aggregate membership interests, will be required before we may take any of the following actions:

(i) Making any amendment to our company's operating agreement or articles of organization;
(ii) Issuing any equity securities, or any security convertible into equity securities of our company, other than in connection with the offering or the reorganization transactions described herein;
(iii) Causing any of our subsidiaries, including RAC Bressi and Bressi Development, to issue equity securities other than in connection with the reorganization transactions described herein;
(iv) Merging or consolidating our company, RAC Bressi, Bressi Development or any other subsidiary we form with another entity;
(v) Any sale of all or substantially all of our company's assets, the sale of any subsidiary of our company (including RAC Bressi or Bressi Development), or the sale of all or substantially all of the assets of one or more of our subsidiaries;
(vi) Dissolving, liquidating or terminating our company.

Fiduciary Duties and Indemnification

Our manager shall owe fiduciary duties to our company and our members in the manner prescribed in the Beverly-Killea Limited Liability Company Act and applicable case law. Our manager has agreed to use its commercially reasonable efforts to carry out the objectives and purposes of our company and to cause its affiliates to devote to such objectives and purposes such of their time, skill and attention during normal business hours as our manager deems necessary or desirable; provided, however, that nothing precludes our manager or any affiliate of our manager or any of their respective officers, directors, employees, members or trustees from acting, as a director, officer or employee of any corporation, a trustee of any trust, an executor or administrator of any estate, a member of any company or an administrative official of any other business entity, or from receiving any compensation or participating in any profits in connection with any of the foregoing, and neither our company nor any other member shall have any right to participate in any manner in any profits or income earned or derived by our manager or any affiliate thereof or any of their respective officers, directors, employees, members or trustees, from or in connection with the conduct of any such other business venture or activity. Our manager, any affiliate of our manager, or any shareholder, officer, director, employee, partner, member or any person owning an interest therein, may engage in or possess an interest in any other business or venture of any nature or description, whether or not competitive with Company including, but not limited to, the acquisition, syndication, ownership, financing, leasing, operation, maintenance, management, brokerage, construction, and development of property similar to the purpose of our company; and no member or other person or entity shall have any interest in such other business or venture by reason of its interest in our company.

Our manager shall have no liability to our company or to any member for any claims, costs, expenses, damages, or losses suffered by our company which arise out of any action or inaction of our manager if our manager meets the following standards: (i) our manager, in good faith, reasonably determined that such course of conduct or omission was in, or not opposed to, the best interests of our company, and (ii) such course of conduct did not constitute fraud, willful misconduct or gross negligence. Our manager shall not have any liability to our company or any member for any claims or losses due to circumstances beyond its control, such as the bankruptcy or insolvency of a bank, dealer, brokerage firm or an error by a third-party service provider (to the extent that our manager's failure to discover such error does not itself constitute gross negligence or willful misconduct). Our manager shall not have any liability whatsoever in respect of valuations provided to our manager by any reasonably qualified bank, dealer, broker or appraiser selected in good faith. These exculpation provisions in our operating agreement are intended to protect our manager from liability when exercising its business judgment regarding transactions we may enter into.

Insofar as the foregoing provisions permit indemnification or exculpation of our manager or other persons controlling us from liability arising under the Securities Act, we have been informed that in the opinion of the SEC this indemnification and exculpation is against public policy as expressed in the Securities Act and is therefore unenforceable.

Management of ActivCare at Bressi Ranch

Our prospective subsidiary, RAC Bressi, has contracted with Health Care Group to manage the day-to-day affairs of ActivCare at Bressi Ranch. Health Care Group will be compensated for managing ActivCare at Bressi Ranch pursuant to the terms of RAC Bressi's management agreement with Health Care Group. *See* "**DESCRIPTION OF OUR BUSINESS – Management Agreement.**" Health Care Group was founded by W. Major Chance in 1982 to serve as the operator and manager of senior assisted living facilities located primarily in southern California. Today, Health Care Group operates one senior assisted living facility which operates Health Care Group's trademarked ActivCare®, memory-care assisted living program. In September, 2011, Health Care Group ceased managing seven other senior assisted living facilities it had managed since 2006 and one other facility it had managed since 1990. Our company will rely on the executive officers and directors of Health Care Group to operate our ActivCare at Bressi Ranch facility. Biographical information regarding the officers and directors of Health Care Group is set forth below.

Name	Age	Position
W. Major Chance	66	Chief Executive Officer and Chairman of the Board of Directors
B. Renee Barnard	60	President, Chief Financial Officer and Director
D. Kevin Moriarty	49	Vice President - Development, and Director
Todd A. Shetter	46	Chief Operating Officer, and Director

Employment history, education and certain other information regarding W. Major Chance, B. Renee Barnard, D. Kevin Moriarty and Todd A. Shetter is set forth above. The executive officers and directors of Health Care Group will receive 625 Series B-3 Units in us, each, in exchange for the Class C interests in Bressi Development and RAC Bressi they will contribute to us pursuant to our reorganization transactions. They received the to-be-contributed Class C interests in return for services to our prospective subsidiaries and the Series B-3 Units in us to be issued them will be subject to vesting requirements contained in our operating agreement. *See* "-**Manager-*Remuneration of Executive Officers and Directors of Income Property Group.***"

Health Care Group has five shareholders. The table below sets forth the ownership of Health Care Group.

Name	Percentage Ownership of HealthCare Group Stock
W. Major Chance[1]	20%
D. Kevin Moriarty[2]	20%
Frank A. Virgadamo[3]	20%
Jack L. Rowe[4]	20%
Karen L. McElliott[5]	20%

[1] Mr. Chance owns his shares of Health Care Group as William M. Chance, Trustee under Declaration of Trust dated February 16, 1988, Trust No. 2, as amended.
[2] Mr. Moriarty owns his shares of Health Care Group as D. Kevin Moriarty, Trustee of the Daniel A. Moriarty and Lorraine K. Moriarty Family Trust dated April 26, 1988, as amended.
[3] Mr. Virgadamo owns his shares of Health Care Group as Frank A. Virgadamo, Trustee under the Virgadamo Family Trust dated May 6, 1996.
[4] Mr. Rowe owns his shares of Health Care Group as Jack L. Rowe, Trustee under the Jack and Barbara Rowe Family Trust dated April 21, 1988.
[5] Ms. McElliott owns her shares of Health Care Group as Karen L. McElliott, Trustee of non-exempt Trust C under the Ronald Joseph and Karen Lee McElliott 1984 Trust dated August 4, 1984, as amended.

Employees

Our company does not employ any part time or full time employees. Our manager's executive officers and directors will function as our management team. Health Care Group will provide all of the personnel necessary to run our ActivCare at Bressi Ranch facility pursuant to our management agreement.

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REORGANIZATION TRANSACTIONS

We anticipate closing certain reorganization transactions of our company contemporaneously with the closing of this offering, and contingent upon the closing of this offering. Pursuant to these reorganization transactions, the current members of Bressi Development and the current limited partners of RAC Bressi will transfer their respective membership interests and limited partnership interests to us in exchange for Class B membership interests in our company. The table set forth under "**CAPITALIZATION**" depicts the Class B membership interests that will be owned by each of our Class B Members immediately following the closing our reorganization transactions.

Prior to our reorganization transactions we will be a single-member limited liability company owned by Income Property Group, our manager. In connection with the closing of this offering and our reorganization transactions, Income Property Group's membership interest in us will be redeemed for no consideration and Income Property Group will cease to be a member of our company. We have entered into a reorganization agreement with all the members of Bressi Development and all the limited partners in RAC Bressi whereby they will contribute all of the membership interests in Bressi Development and all of the limited partnership interests in RAC Bressi to us. The reorganization agreement is enclosed on CD-ROM with this Offering Circular as Appendix D7. The closing of the exchanges of interests contemplated by the reorganization agreement is contingent upon our raising the total offering amount in this offering and closing thereon.

Additionally, our senior lender has the right to consent to the transfer of the membership interests in Bressi Development. Our senior lender has committed to grant its consent to our reorganization transactions pursuant to a commitment letter dated July 7, 2011. Our senior lender's consent is subject to the concurrent repayment of our subordinated lenders and the release of the lien of the second deed of trust on the property and improvements forming ActivCare at Bressi Ranch. We intend to use a portion of the proceeds of this offering to pay off our subordinated debt. The consent is further contingent on the execution of additional documentation, including a loan modification agreement in form and substance satisfactory to our senior lender, by Bressi Development and the guarantors of our senior loan to, among other things, (a) ratify and affirm the indemnifications and guarantees of the existing guarantors; (b) covenant that 100% of the net proceeds of this offering will be used in connection with ActivCare at Bressi Ranch or contributed to Bressi Development to be held on its balance sheet; (c) covenant that all net proceeds from the offering will be deposited into an account with our senior lender, on which our senior lender will receive a lien; (d) execution of a control agreement with respect to the account described in (c). We also anticipate that the additional loan documentation required with respect to our senior lender's consent to our reorganization transactions will require that it be an event of default under our senior loan if (i) Income Property Group resigns or is removed as our manager or (ii) either of W. Major Chance or D. Kevin Moriarty ceases to be an officer of Income Property Group. As of the date of this Offering Circular, we have not received drafts of the additional documentation, including the loan modification agreement, from our senior lender.

In order to induce the members of Bressi Development and the limited partners of RAC Bressi to enter into the reorganization agreement, we have covenanted, in the reorganization agreement, to contribute the remaining proceeds from this offering, after the payment of the line items "Offering Expenses," "Selling Commissions & Fees," "Subordinated Debt Payoff" and "General Working Capital" set forth under "**ESTIMATED USE OF PROCEEDS**" above, to Bressi Development in order to increase Bressi Development's net worth. Our prospective Class B Members have required such contribution as an inducement to enter the reorganization agreement in order to reduce their exposure as personal guarantors under the senior loan.

Following the closing of our reorganization transactions, we will hold all of the membership interests in Bressi Development and all of the limited partnership interests in RAC Bressi. This will entitle us to receive all of the profits and losses from Bressi Development and 99.99% of the profits and losses from RAC Bressi (subject to Income Property Group's .01% general partnership interest). Income Property Group, our company's manager, will be the general partner of RAC Bressi and the manager of Bressi Development with control over each of their operations; provided, that, certain actions it may take will be subject to our consent, which actions will include those actions which would require consent of the Class A Members, or our members as a whole, under our operating agreement.

CAPITALIZATION AND SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Our company has two classes of membership interests, Class A and Class B (which is further subdivided into four series of Class B Units): (i) Class A (denominated as the Offered Units, or Class A Units), of which there are 5,000 Class A Units authorized; (ii) Series B-1A (denominated as Series B-1A Units), of which there 625 Series B-1A Units authorized; (iii) Series B-1B (denominated as Series B-1B Units), of which there are 625 Series B-1B Units authorized; (iv) Series B-2 (denominated as Series B-2 Units), of which there are 1,250 Series B-2 Units authorized; and (v) Series B-3 (denominated as Series B-3 Units), of which there are 2500 Series B-3 Units authorized.

Capitalization

A table setting forth the projected aggregate ownership of each class of our membership interests following the closing of this offering and our reorganization transactions is set forth below. Prior to the closing of the offering and our reorganization transactions Income Property Group will be our sole member, owning one Series B-3 Unit which will be redeemed as of the closing of this Offering.

	Class A		Class B										TOTAL	
			Series B-1A		Series B-1B		Series B-2		Series B-3		Total Class B			
Owner	Number of Units	Percent Of Class	Number of Units	Percent of Series	Number of Units	Percent of Series	Number of Units	Percent of Series	Number of Units	Percent of Series	Number of Units	Percent of Class	Number of Units	Percent of Total Units
Investors	5000	100%											5000	50%
WMC Trust[1]			263.31	42.13%	39.94	6.39%	208.33	16.66%	625	25%	1136.58	22.73%	1136.58	11.37%
DAM Trust[2]			263.31	42.13%	39.94	6.39%					303.27	6.07%	303.25	3.03%
DKM Trust[3]			98.38	15.74%			208.33	16.66%	625	25%	931.71	18.63%	931.705	9.32%
Bressi Holding, LLC					328.38	52.54%					328.38	6.57%	328.38	3.28%
HCG Lending, LLC					216.75	34.68%					216.75	4.34%	216.75	2.17%
Barnard Trust[4]							208.33	16.66%	625	25%	833.33	16.66%	833.33	8.33%
Shetter Trust[5]							208.33	16.66%	625	25%	833.33	16.66%	833.33	8.33%
J. Blake Trustee McElliott Trust[6]							208.33	16.66%			208.33	4.17%	208.33	2.0833%
Virgadamo Trust[7]							208.33	16.66%			208.33	4.17%	208.33	2.0833%
TOTAL	5000	100%	625	100%	625	100%	1250	100%	2500	100%	5000	100%	10000	100%

(1) William M. Chance, Trustee under Declaration of Trust dated February 16, 1988, Trust No. 2, as amended. Address: 9619 Chesapeake Drive, Suite 103, San Diego, California 92123
(2) D. Kevin Moriarty, Trustee of the Daniel A. Moriarty and Lorraine K. Moriarty Declaration of Trust dated April 26, 1988 as amended. Address: 9619 Chesapeake Drive, Suite 103, San Diego, California 92123
(3) D. Kevin Moriarty, Trustee of the Moriarty Cary Family Trust dated January 2, 1990, as amended. Address: 9619 Chesapeake Drive, Suite 103, San Diego, California 92123
(4) B. Renee Barnard, Trustee of the Barnard Living Trust dated April 13, 2000. Address: 9619 Chesapeake Drive, Suite 103, San Diego, California 92123
(5) Todd A. Shetter, Trustee of the Todd A. Shetter and Kristine Shetter Trust dated October 1, 1999. Address: 9619Chesapeake Drive, Suite 103, San Diego, California 92123
(6) Jennifer M. Blake, Trustee of Trust B under the Ronald Joseph McElliott and Karen Lee McElliott 1984 Family Trust dated August 4, 1984. Address: 9619 Chesapeake Drive, Suite 103, San Diego, California 92123
(7) Frank A. Virgadamo, Trustee of the Virgadamo Family Trust dated May 6, 1996. Address: 9619 Chesapeake Drive, Suite 103, San Diego, California 92123

Beneficial Ownership

The following table sets forth the pro forma beneficial ownership of our membership interests by the executive officers and directors of our manager as will be in place following the closing of this offering and our reorganization transactions. Our manager, Income Property Group, was issued one Series B-3 Unit of our membership interest on June 8, 2011, our date of formation, and will be our sole member until the closing of this offering and our reorganization transactions at which time its initial membership interest will be redeemed. While it is not expected that the officers and directors of Income Property Group will purchase Offered Units, and no such purchases are reflected on the table below, they are permitted to do so. Our manager will have sole control over our affairs (subject to certain major decision rights), and therefore its executive officers and directors are fulfilling the functions our own executive officers and directors would fulfill, if we had any.

	Class A		Series B-1A		Series B-1B		Series B-2		Series B-3		Series B Total	
Name	Number of Units	Percent	Number of Units	Percent	Number of Units	Percent	Number of Units	Percent	Number of Units	Percent	Number of Units	Percent
W. Major Chance[1]			263.31	42.13%	168.69	26.99%	104.13	16.66%	625	25.00%	1161.13	23.22%
B. Renee Barnard[2]					12.06	1.93%	104.13	16.66%	625	25.00%	741.19	14.82%
D. Kevin Moriarty[3]			98.38	15.74%	29.19	4.67%	104.13	16.66%	625	25.00%	856.7	17.34%
Todd A. Shetter[4]							104.13	16.66%	625	25.00%	729.13	14.58%
All directors and executive officers as a group (4 persons)			361.69	57.87%	209.94	33.59%	416.5	66.64%	2500	100.00%	3488.15	69.96

(1) Mr. Chance will beneficially own the units set forth above as of the date of the closing of this offering and our reorganization under Declaration of Trust dated February 16, 1988, Trust No. 2, as amended and through interests owned by his trust in various other entities.

(2) Ms. Barnard will beneficially own the units set forth above as of the date of the closing of this offering and our reorganization transactions under the Barnard Living Trust dated April 13, 2000 and through interests owned by her trust in various other entities.

(3) Mr. Moriarty will beneficially own the units set forth above as of the date of the closing of this offering and our reorganization transactions under the Moriarty Cary Family Trust dated January 2, 1990, as amended and through interests owned by his trust in various other entities.

(4) Mr. Shetter will beneficially own the units set forth above as of the date of the closing of this offering and our reorganization transactions under the Todd A. Shetter and Kristine Shetter Trust dated October 1, 1999.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS AND OTHER CONFLICTS OF INTEREST

Management Agreement

RAC Bressi has entered into the management agreement, which is enclosed on CD-ROM with this Offering Circular as Appendix D1, with Health Care Group. Among other terms, the management agreement provides for a monthly management fee payable to Health Care Group equal to the greater of (a) $18,000 per month, or (b) 5.0% per month of the gross revenues from operations, and an initial term of ten years. Additionally, during the initial term, or any subsequent term, we may only terminate the management agreement for cause.

W. Major Chance beneficially owns 20% of the issued and outstanding stock of Health Care Group, and D. Kevin Moriarty owns 20% of the issued and outstanding stock of Health Care Group as trustee of his parents' trust. Messrs. Chance and Moriarty is each a member of the Board of Directors of Income Property Group, our manager, and are Income Property Group's Chief Executive Officer and Chairman of the Board of Directors, in the case of Mr. Chance, and Vice President - Development, in the case of Mr. Moriarty. Because of these relationships, the management agreement was not negotiated on an arms-length basis and may not reflect market rates. Additionally, Messrs. Chance and Moriarty each have a material financial interest in Health Care Group and will benefit from the management fees paid by us.

Distributions

Our manager's officers and directors are also Class B Members of our company. Because timing of distributions to the Class A Members will affect their internal rate of return on an investment in us and the sooner our Class A Members reach their 12% IRR threshold the sooner the Class B Members will begin to receive greater percentages of our cash flow, our manager will have a conflict of interest as to whether to retain positive cash flow generated early in our operation as reserves, or to distribute it to the Class A Members. Earlier distributions of cash flow to our Class A Members will cause them to reach their 12% internal rate of return threshold more quickly, and once our Class A Members have reached this threshold, our Class B Members will, collectively, receive 75% of our operating cash flow and 75% of our net proceeds from capital transactions, rather than 50% of our operating cash flow and none of our net proceeds from capital transactions prior to the Class A Members receiving aggregate distributions resulting in a 12% IRR.

Discretion of Distributions of Cash Flow of Subsidiaries

As the manager of Bressi Development and the general partner of RAC Bressi, Income Property Group, who is also our manager, will have discretion to make distributions of cash flow from our prospective subsidiaries to our company. Our company's only assets will be its membership interests in Bressi Development and its limited partnership interests in RAC Bressi. Therefore, if Income Property Group, in its capacity as the general partner or manager of our prospective subsidiaries, were to elect not to make distributions from our prospective subsidiaries to our company, then we would not have any operating cash flow or net proceeds from capital transactions available to distribute to you. However, we do not believe there exists any conflict of interest between Income Property Group, or its officers and directors, on the one hand, or us on the other that would cause Income Property Group to withhold distributions to us.

Land Purchase and Subordinated Debt

On or about August 1, 2010, our prospective subsidiary Bressi Development purchased the land upon which ActivCare at Bressi Ranch is being developed, along with certain site permits for development, from Bressi Holding for $1,563,000 which it paid pursuant to the issuance of a subordinated promissory note in the principal amount of $1,563,000 payable 52.53% to Bressi Holding and 47.47% to HCG Lending. This subordinated promissory note is partially payable to HCG Lending because HCG Lending had funded certain pre-development costs for Bressi Holding and in payment of such debt, Bressi Holding made HCG Lending a party to the subordinate promissory note from Bressi Development paying for the cost of the land and developments as of August 1, 2010. The current holders of our subordinated loan are: (i) Bressi Holding, 52.53%, (ii) HCG Lending, 34.67%, (iii) W. Major Chance, Trustee under Declaration of Trust dated February 16, 1988, Trust No.2, as amended, or the Chance Trust, 6.4%, and (iv) D. Kevin Moriarty, Trustee under Declaration of Trust dated April 26, 1988, as amended, or the Moriarty Trust, 6.4%. D. Kevin Moriarty's parents are the beneficiaries of the Moriarty Trust. The Chance Trust and the Moriarty Trust purchased their interests in our subordinated loan for a combined $200,000 on September 1, 2010.

Neither the sale of the property nor the terms of the subordinated loan were negotiated on an arms-length basis. Therefore, the interest rate and other terms of the subordinated loan may not have been as favorable to Bressi Development had they purchased the land and paid off Bressi Holding's debt to HCG Lending using financing from an unaffiliated third party. However, we believe that, based upon a valuation of the then vacant land upon which ActivCare at Bressi Ranch is being constructed, Bressi Development purchased this land from Bressi Holding at below market rates. Bressi Development's total purchase price for the land and pre-development work was $1,563,000, but Valuation & Information Group appraised the value of the vacant land at $2,940,000 as of January 27, 2010 in its appraisal of a proposed memory care facility at the site, dated February 8, 2010 and attached to this offering circular as Appendix G2.

We intend to pay off the outstanding principal amount and accrued interest on our subordinated loan with a portion of the proceeds of this offering. While the exact amount required to pay off our subordinated loan will vary in accordance with the date of payoff because it is currently accruing interest as described below, as of the date of this Offering Circular it is estimated our subordinated loan would cost approximately $1,685,000 to pay in full on December 31, 2011, our targeted date of repayment. *See "-**Description of our Subordinated Loan**."*

Description of our Subordinated Loan

Our subordinated loan was originally intended to be in existence for the period of time that the project is under construction as well as approximately three years afterward. The following description of our subordinated loan is of the full intended term of the loan, despite our intention to pay off the subordinated loan upon the closing of this offering.

As with our senior loan, our subordinated loan has two distinct periods of time associated with it: the construction period and the post-construction period. On September 1, 2010 HCG Lending assigned a 12.8% interest in the subordinated loan, or 6.4% each, to the Chance Trust and the Moriarty Trust. We refer to the Chance Trust, the Moriarty Trust, Bressi Holding and HCG Lending collectively as our subordinated lender. Our subordinated lender is secured by a second deed of trust encumbering the land and improvements comprising ActivCare at Bressi Ranch.

Interest Rate. The interest rate on our subordinated loan during the construction period is equal to the greater of (a) 5.25% per year or (b) the prime rate reported by the Wall Street Journal plus 2.25%. The interest rate on our subordinated loan during the post-construction period shall be equal to the greater of (a) 5.75% per year or (b) the interest rate on three-year United State Treasury Bonds plus 4.00%.

Loan Term. Our subordinated loan has a five-year term with one three-year extension period, which we have the option to exercise no later than 30 days prior to the maturity date but no earlier than 90 ninety days prior to the maturity date of the subordinated loan. The terms of the construction period runs from August 1, 2010 until the earlier of (a) August 1, 2012, and (b) the date on which we obtain a debt service coverage ratio of 1.25 to 1 or more. The term debt service coverage ratio is a ratio that compares our net income on a monthly basis to the monthly payments required under our subordinated loan. The term of our post-construction period runs from the end of our construction period until August 1, 2015, subject to our extension right. We may elect to prepay our subordinated loan at any time in whole or in part, and there is no prepayment penalty or fee. During the construction period of our subordinated loan, we are not obligated to make any payments, and all accrued interest will be added to the principal amount of the subordinated loan, and during the post-construction period of our subordinated loan, we will make payments of interest only, with the principal balance due on the maturity date.

Events of Default. Under the terms of the subordinated loan documents the following actions will constitute an event of default:

We fail to make a payment within three days after the due date or on the maturity date;

We fail to comply with the requirements of the subordinated loan documents and such failure continues for 30 days after notice from the lender;

There is a default under the senior loan;

We liquidate or dissolve;

There is a bankruptcy filing made against us and such filing is not released within 60 days of the date of filing; and

If we default on any other indebtedness owed to the subordinated lender.

Insurance. We must maintain fire insurance sufficient to cover any possible losses suffered by the subordinated lender.

In addition to the foregoing, we are obligated to comply with certain covenants and restrictions generally applicable to commercial junior mortgage loans.

Ownership and Control of Bressi Holding and HCG Lending

Bressi Holding

Bressi Holding is a member-managed limited liability company; however, the members have delegated most day-to-day management and decisions to Bressi Holding's President, D. Kevin Moriarty who is also an executive officer and director of Income Property Group, our manager. Notwithstanding such delegation, the members retain voting rights over certain decisions which they may make via majority or unanimous vote. The members of Bressi Holding, LLC are as follows: William M. Chance, Trustee under Trust Agreement dated February 16, 1988; D. Kevin Moriarty and Marilyn Cary Moriarty, Trustees of the Moriarty Cary Family Trust dated January 2, 1990, as amended; Kristen F. Frager and John D. Frager, Jr., Trustees of the Frager Revocable Family Trust dated August 21, 2003; Erin L. McPherson and Scott A. McPherson, Trustees of the McPherson Family Trust dated January 27, 1999; Jennifer M. Blake, Trustee of Trust B under the Ronald Joseph and Karen Lee McElliott 1984 Trust dated August 4, 1984, as amended; J-C La Jolla, Ltd., a California limited partnership; Frank A. Virgadamo, Trustee of the Virgadamo Family Trust dated May 6, 1996; B. Renee Barnard, Trustee of the Barnard Living Trust dated April 13, 2000. Bressi Holding, LLC is currently a member of Bressi Development, LLC and will be a Class B Member of our company upon the closing of our reorganization transactions.

HCG Lending

HCG Lending is a manager-managed limited liability company and Health Care Group is its sole manager. Health Care Group is controlled by its board of directors, comprised of W. Major Chance, D. Kevin Moriarty, B. Renee Barnard and Todd A. Shetter, who will each become Class B Members of us upon the closing of our reorganization transactions. As sole manager, Health Care Group, is solely responsible for the management of the business and affairs of HCG Lending, subject to the rights of HCG Lending's members to vote on certain actions which may be taken by majority vote. The members of HCG Lending, LLC are as follows: W. Major Chance, Trustee, or his successors in trust, under Declaration of Trust, dated February 16, 1988, Trust No. 2, as amended; Karen L. McElliott, Trustee of Trust A under the Ronald Joseph McElliott and Karen Lee McElliott 1984 Family Trust, dated August 4, 1984, as amended; D. Kevin Moriarty, Trustee under Declaration of Trust dated April 26, 1988, as amended; Frank A. Virgadamo, Trustee of Virgadamo Family Trust dated May 6, 1996; Jack L. Rowe, Trustee of the Jack and Barbara Rowe Family Trust dated April 21, 1988; B. Renee Barnard, Trustee of Barnard Living Trust dated April 13, 2000; and Health Care Group. A table of the ownership of Health Care Group's ownership is set forth above at "**MANAGEMENT - Management of ActivCare at Bressi Ranch**." HCG Lending, LLC is currently a member of Bressi Development, LLC and will be a Class B Member of our company upon the closing of our reorganization transactions.

Reorganization Transactions

Our reorganization transactions, including the reorganization agreement, the Class B membership interests, and the various rights, both economic and otherwise, associated with the same were not negotiated on an arms-length basis. Therefore, the value of the Class B membership interests to be received by the members of Bressi Development and the limited partners of RAC Bressi may exceed the fair market value of the respective membership and limited partnership interests being exchanged. Please *see* "**DESCRIPTION OF OFFERED SECURITIES – Distributions**" for a description of the economic rights associated with our Class B membership interests, please *see* "**DESCRIPTION OF OFFERED SECURITIES – Description of our Operating Agreement**" for a description of the other rights associated with our Class B membership interests, and please *see* "**CAPITALIZATION**" for the amounts and series of Class B membership interests our Class B members will receive upon the closing of the reorganization transactions.

Reduction of Exposure on Personal Guarantees

We intend to use approximately $1,210,000 of the net proceeds to increase the net worth of Bressi Development LLC. The desired effect of expanding the net worth of Bressi Development LLC is to reduce the exposure that Health Care Group, and our senior loan guarantors have as personal guarantors under the senior loan from Mutual of Omaha Bank. As a requirement to obtaining our senior loan, in addition to Health Care Group, R.A.C. Bressi, the following senior loan guarantors were required to personally guaranty our senior loan by our senior lender: William M. Chance, an individual, William M. Chance, as Trustee under Trust Agreement dtd February 16, 1988, D. Kevin Moriarty, an individual, D. Kevin Moriarty, as Trustee under Trust Agreement dtd January 2, 1990, B. Renee Barnard, an individual, B. Renee Barnard, as Trustee of the Barnard Living Trust dtd April 13, 2000, Todd A. Shetter, an individual, Todd A. Shetter, as Trustee under Trust Agreement dtd October 1, 1999, Frank A. Virgadamo, an individual, Frank A. Virgadamo, as Trustee of the Virgadamo Family Trust dtd May 6, 1996, Karen L. McElliott, an individual, Jennifer M. Blake, as Trustee of Trust B under the Ronald J. McElliott and Karen L. McElliott 1984 Family Trust, dtd August 4, 1984 *See* "**DESCRIPTION OF OUR BUSINESS – Construction and Construction Financing – *Description of our Senior Loan*** – *Guarantees*." All of these individuals and entities are related parties to us, and any use of the proceeds of this offering to reduce their exposure to their personal guarantees of our senior loan would benefit them. Messrs. Chance, Moriarty, Shetter and Ms. Barnard are the executive officers and directors of Income Property Group and Health Care Group and accordingly are responsible for managing and operating us and our business, and each of them will also beneficially own Class B membership interests in us following the closing of our reorganization transactions. Mr. Virgadamo and Ms. McElliott will beneficially own Class B membership interests in us following the closing of our reorganization transactions, and also beneficially own stock in Health Care Group, but none control or manage Health Care Group.

Obligations to Other Entities

Conflicts of interest will occur with respect to the obligations of Income Property Group, our manager, Health Care Group, the manager of ActivCare at Bressi Ranch, and their respective principals, officers, directors and affiliates, to our company and similar obligations to other entities. Moreover, our company will not have independent management, as it will rely on our manager for all management decisions and it will rely on Health Care Group to run ActivCare at Bressi Ranch on a day-to-day basis. Our manager, and its principals, officers and directors are involved in many other real property developments, both within and without the assisted-living space, which may compete for the time and resources of our manager and its principals, officers and directors. Additionally Health Care Group, the manager of ActivCare at Bressi Ranch, manages one other senior assisted living facility, which may compete for its time and resources and those of its principals, officers, directors and affiliates. Therefore, Income Property Group, our manager, Health Care Group, the manager of ActivCare at Bressi Ranch, and their respective principals, officers, directors and affiliates will have conflicts of interest in allocating management time, services and functions among our company and other existing companies and businesses, as well as the various companies or business entities with which they are currently engaged and others that may be organized in the future.

Under our operating agreement, Income Property Group is obligated to devote as much time as our manager as it deems to be reasonably required for the proper management of our company and its assets. Our manager believes that it has the capacity to discharge its responsibilities to our company notwithstanding participation in other present and future investment programs and projects.

Funding of Negative Carry

During the period from the completion of construction of ActivCare at Bressi Ranch through the closing of this offering we anticipate RAC Bressi will use the proceeds of a $600,000 loan from William M. Chance, Daniel A. Moriarty and D. Kevin Moriarty, each of whom will beneficially own Class B Units in us following the closing of our reorganization transactions, and, in the case of William M. Chance and D. Kevin Moriarty, are directors of our manager, to fund our negative carry. Assuming this offering closes on December 31, 2011, we have projected the maximum negative carry to be funded to be $464,000. Messrs. Chance, Moriarty and Moriarty made loan to RAC Bressi as of October 18, 2011 and will participate in the loan in the following percentages: William M. Chance – 42.13%, Daniel A. Moriarty – 42.1%, D. Kevin Moriarty – 15.74%. This loan is made on an unsecured basis and bears interest at 6% per annum. This loan will mature on the earlier of the date of the closing of this offering or January 31, 2012. Upon the closing of this offering, we intend to pay off the principal and all accrued interest on the loan from Messrs. Chance, Moriarty and Moriarty from the general working capital reserve we will establish to fund the negative carry of ActivCare at Bressi Ranch. *See* "**ESTIMATED USE OF PROCEEDS.**" The terms of this loan from Messrs. Chance, Moriarty and Moriarty were not negotiated on an arms-length basis and therefore may not be as favorable to us as a loan negotiated with a third party.

DESCRIPTION OF OFFERED SECURITIES

General

The Offered Units are Class A units of membership interests in our company. As preferred units, the Offered Units are entitled to a preference, as described below and elsewhere herein, in the distribution of both our operating cash flow and distributable net proceeds from capital transactions. **While Class A Members are entitled to a preferred return, it is merely a preference as to distributions and not a guaranteed return. The receipt of this preferred return is predicated on our company having sufficient cash flow, in the sole judgment of our manager, to make distributions. There is no guarantee that the Class A Members will receive any or all of their preferred return.**

The Offered Units are also participating units because owners of the Offered Units will continue to receive distributions from our operating cash flow and distributable net proceeds from capital transactions after having reached their preferred return threshold. Class A Members will have the right to consent, via majority vote of the Class A Members in the aggregate, to certain major decisions, and will also have the right to remove Income Property Group as our manager for "good cause" pursuant to a supermajority consent (75%).

Every purchaser of Offered Units will be required to become a member of our company and party to our company's operating agreement. Your executed subscription agreement will constitute your acceptance of the terms of our operating agreement and will act as your counterpart signature page to our operating agreement. *See* – **"Description of Our Operating Agreement"** below for a detailed summary of terms of our operating agreement. Our operating agreement is attached as Appendix B2 to this Offering Circular.

Distributions

No distributions to purchasers of our Offered Units are assured, nor is any return on, or of, a purchaser's investment guaranteed. Distributions are subject to our ability to generate positive cash flow, whether from operations or capital transactions. All distributions are further subject to the discretion of Income Property Group, as our manager, the manager of Bressi Development and the general partner of RAC Bressi. It is possible that we may have cash available for distribution, but our manager, whether by its control over us, or one of our subsidiaries, could determine that the reservation, and not distribution, of such cash by our company or one of our prospective subsidiaries would be in our best interest.

Operating Cash Flow

We define "operating cash flow" as total cash revenues generated by our company, less expenses, including debt service, management fees and other operating expenses, and less any amounts set aside as reserves by our manager, in its sole discretion. We define "capital transactions" as any sale, disposition, financing, or refinancing of all, or substantially all of our assets, or the assets of any of our subsidiaries, including RAC Bressi and Bressi Development. "Distributable net proceeds from capital transactions" are the gross proceeds from capital transactions, less the expenses of any such transaction (including without limitation the payoff of any liens on assets disposed of), and less reserves retained by us, in the sole discretion of our manager, for our use.

Our manager, in its sole discretion, may determine from time to time that we have received sufficient operating cash flow to make a distribution. If such a distribution is made, then the cash distributed shall be distributed in the following order and manner:

(A) Prior to our Class A Members receipt of aggregate distributions, whether from operating cash flow or distributable net proceeds from capital transaction, resulting in a 12% internal rate of return on their aggregate capital contributions to us in respect of the Offered Units, distributions of operating cash flow shall be made as follows:

(i) First, to our Class A Members, in pro rata in accordance with their percentage ownership of the Offered Units in an amount equal to the greater of (a) 50% of the operating cash flow made available for distribution by our manager or (b) an amount such that the Class A Members, in the aggregate, have received an 8% cumulative, non-compounding return per annum on their capital contributions to us; and

(ii) Then, to the Class B Members, in the aggregate, in an amount equal to the remaining distributable operating cash flow after the distributions to our Class A Members as set forth (i) above, which amount shall be further subdivided and distributed as follows:

(1) The first $70,000, annually, (a) 55.03% to the Series B-1 Members, who shall further subdivide and split such distribution between the Series B-1A Member, 44.81% and the Series B-1B Members, 55.19%, pro rata in accordance with their percentage ownership of the Series B-1B membership interests, and (b) 44.97% to the Series B-2 Members, in accordance with their percentage ownership of the Series B-2 membership interests; and

(2) The remainder to the Series B-3 Members in accordance with their percentage ownership of the Series B-3 membership interests;

(B) Following our Class A Members receipt of aggregate distributions, whether from operating cash flow or distributable net proceeds from capital transactions, resulting in a 12% internal rate of return on their aggregate capital contributions for the Offered Units, distributions of operating cash flow shall be made 25% to the Class A Members, in accordance with their percentage ownership of the Offered Units, and 75% to the Class B Members, which distributions shall be further subdivided and distributed amongst the various series of Class B Members as follows:

(i) The first $70,000, annually, (a) 55.03% to the Series B-1 Members, who shall further subdivide and split such distribution between the Series B-1A Member, 44.81% and the Series B-1B Members, 55.19%, pro rata in accordance with their percentage ownership of the Series B-1B membership interests, and (b) 44.97% to the Series B-2 Members, in accordance with their percentage ownership of the Series B-2 membership interests; and

(ii) The remainder to the Series B-3 Members in accordance with their percentage ownership of the Series B-3 membership interests.

Proceeds from Capital Transactions

Distributable net proceeds from capital transactions shall be distributed as follows:

(A) First to the Class A Members, in accordance with their percentage ownership of the Offered Units, until they have receive aggregate distributions from the net proceeds of capital transactions equal to their capital contributions to us;

(B) Second, to the Class A Members, in accordance with their percentage ownership of the Offered Units, until they have received aggregate distributions, whether from operating cash flow or distributable net proceeds from capital transaction, resulting in at least a 12% internal rate of return on their aggregate capital contributions to us;

(C) Third, following our Class A Members receipt of aggregate distributions, whether from operating cash flow or distributable net proceeds from capital transactions, resulting in a 12% IRR on their aggregate capital contributions for the Offered Units, distributions of distributable net proceeds from capital transactions shall be made 25% to the Class A Members, in accordance with their Percentage Interests in the Company's Class A Membership Interests, and 75% to the Class B Members, which distributions shall be further subdivided and distributed amongst the various series of Class B Members as follows:

(i) First, to the Series B-1 and Series B-2 Members, collectively, until they have received, in the aggregate, distributions from the net proceeds of capital transactions equaling $577,896, which distributions shall be further subdivided and distributed as follows:

(1) 55.03% to the Series B-1 Members, of which 44.81% to the Series B-1A Member and 55.91% to the Series B-1B Members, in accordance with their percentage ownership of the Series B-1B membership interests;

(2) 44.97% to the Series B-2 Members, in accordance with their percentage ownership of the Series B-2 membership interests;

(ii) Second, to the Series B-1and Series B-2 Members until they have collectively received distributions, whether from operating cash flow or distributable net proceeds from capital transactions, resulting in a 12% internal rate of return on Five Hundred Seventy-Seven Eight Hundred Ninety Six Dollars ($577,896), calculated from the date of the closing of this offering, which distributions shall be further subdivided and distributed, as follows:

(1) 55.03% to the Series B-1 Members, of which 44.81% to the Series B-1A Member and 55.91% to the Series B-1B Members, in accordance with their percentage ownership of the Series B-1B membership interests;

(2) 44.97% to the Series B-2 Members, in accordance with their percentage ownership of the Series B-2 membership interests;

(D) Fifth, the remainder to the Series B-3 Members, in accordance with their percentage ownership of the Series B-3 membership interest.

Limitations on distributions imposed by our senior loan

Under the terms of our senior loan, we are not permitted to make distributions of any kind if we fail to maintain a debt service coverage ratio of 1.25 to 1. Accordingly, if ActivCare at Bressi Ranch does not generate earnings before interest, taxes, depreciation and amortization, or EBITDA, equal to 125% of the monthly debt service payments under our senior loan, then we will not be permitted to make distributions to Class A Members. In such an event, we may not be able to make distributions to members without first obtaining the prior written consent of our senior lender without risking a default under the terms of the senior loan.

Liquidating Distributions

Upon the dissolution of our company, our manager will convert all of our property to cash, determine the final capital accounts of our members in accordance with the allocation provisions of our operating agreement, and then make the following distributions:

(A) all of our company's assets as necessary to satisfy all liabilities to creditors of our company (whether by payment or making reasonable provision for payment);

(B) all of our company's assets as necessary to satisfy all liabilities to creditors of our company who are members (whether by payment or the making of reasonable provision for payment); and

(C) pay and distribute the remainder of our company's assets among all the members in accordance with their capital accounts, as calculated after the application of the allocation provisions of our operating agreement such that the liquidating distributions are made in accordance with all the members' economic expectations pursuant to our provision for the distribution of operating cash flow and distributable net proceeds from capital transactions.

Basis for Distributions

Our company's ability to make, and our manager's decisions to make, distributions to our members will be based upon the consolidated operating results of our company and our prospective subsidiaries. Although our manager, in its capacity as general partner of RAC Bressi and manager of Bressi Development, has discretion over whether to make distributions to us, our manager does not intend, and has no reason to withhold distributions from our company, except as may be necessary to fund reserves for our subsidiaries as deemed appropriate by our manager or required by any financing arrangements we may enter into.

Internal Rate of Return

In this Offering Circular we use the term "internal rate of return" to mean, with respect to an investment in our Offered Units, the annual growth rate (also known as discount rate) on positive (distributions from us) and negative (contributions to us) cash flows related to an investment in us necessary to adjust for the time value of money in order to cause all such cash flows to equal your initial investment. When the purchasers of our Offered Units have received aggregate distributions from us and made aggregate contributions to us such that when the sum of the present values, as of the date of the closing of this offering, of all such distributions and contributions, calculated assuming an annual growth rate (discount rate) of 12%, equals zero, then our Class A Members shall have received cash flows from us such that they have reached the 12% internal rate of return threshold we refer to throughout this Offering Circular.

Restrictions on Transfer

Our Offered Units are subject to certain restrictions on transfer set forth in our operating agreement. Should a Class A Member desire to transfer his Offered Units, he must first give notice to our manager of his intent to do so, which notice includes the number of Offered Units proposed to be transferred and the identity of the proposed transferee (including the name and address of the proposed transferee). Our manager must then approve the transfer of the Offered Units, provided, that, our manager may not withhold its approval unless, in the opinion of the manager or its counsel, the proposed transfer of Offered Units would (i) violate any federal or state securities law, (ii) cause us to be treated as a "publicly traded partnership" by the IRS, or (iii) cause our assets to be considered "plan assets" as such term is defined in ERISA. *See* "**MATERIAL FEDERAL INCOME TAX CONSEQUENCES – Classification as a Partnership**" and "**ERISA CONSIDERATIONS**."

Description of Our Operating Agreement

The following summary describes material provisions of our operating agreement, but it is not a complete description of our operating agreement, a copy of our operating agreement is enclosed with this Offering Circular as Appendix B2.

Purpose

The purposes of our company are to (i) acquire, finance and otherwise dispose of membership interests in Bressi Development and limited partnership interests in RAC Bressi, (ii) operate the businesses for which those entities were established, to the extent we have management rights over Bressi Development or RAC Bressi, and (iii) engage in any other activities permitted under the Beverly-Killea Limited Liability Company Act, Cal. Corp. Code Section 17000, *et seq.*, as amended.

Management

Subject to our members rights to vote to consent to certain transactions as described below, the business and affairs of our company will be managed by, and all powers shall be exercised by our manager. Income Property Group is our initial manager. Unless our manager resigns or is removed, our members have no right to elect a new manager. Our manager may only be removed for "good cause" by the vote of either (i) members owning in excess of 75% of our aggregate outstanding membership interest or (ii) Class A Members owning in excess of 75% of our aggregate outstanding Offered Units. We define "good cause" as willful misfeasance, bad faith, gross negligence or reckless disregard by our manager in the performance of its duties, our manager's criminal conviction under federal or state securities law, or any other criminal wrong-doing of our manager.

Our manager, and any of its affiliates, officers and directors, will be indemnified by us and held harmless from liability to us or any member for any action or inaction as long as (i) such person determined, in good faith, that such action or inaction was in, or not opposed to, our best interests and (ii) such action or inaction did not constitute fraud, willful misconduct or gross negligence.

Our manager is required by our operating agreement to use its commercially reasonable efforts to carry out the objectives of our company, and to devote, and cause its affiliates to devote, such amounts of their time, skill and attention during normal business hours that our manager may deem necessary. However, our operating agreement does not prevent our manager or any of its affiliates, officers, directors, members, employees or trustees from engaging in other business activities, in which our company will have no right to participate.

We will reimburse our manager for all direct costs, fees and expenses incurred by our manager in connection with its management and operation of us. We will not reimburse our manager for such items as salaries and benefits of its employees, office space, or general overhead expenses.

Members' Voting Rights

The members as a whole, and the Class A Members as a group, will have the rights to consent to the transactions described above in "**MANAGEMENT – Major Decision Rights.**" In addition, our members may remove our manager for "good cause" (as defined above) by the vote of either (i) members owning in excess of 75% of our aggregate outstanding membership interest or (ii) Class A Members owning in excess of 75% of our aggregate outstanding Offered Units. In the event our manager is removed or resigns, a new manager may be elected by the members owning a majority of our aggregate outstanding membership interests.

Capital Contributions and Accounts

Capital Contributions

Our members capital contributions, number and class of units of membership interest held, and percentage interest in our company (by class and in total) will be reflected on Exhibit A to our operating agreement. If you purchase Offered Units in this offering, you will make a cash capital contribution of $1,000 per Offered Unit purchased and you will become a Class A Member of our company. Our Class B Members will contribute their interests in Bressi Development and RAC Bressi for Class B units concurrently with the closing of the purchase of Offered Units in this offering.

Capital Accounts

Each member's capital account will be maintained consistently with Section 1.704-1(b) of the regulations promulgated by the Department of the Treasury under the Code, or the regulations, and will be interpreted and applied in a manner consistent with such regulations.

Allocations

The allocation provisions in our operating agreement are designed to meet the alternative test for economic effect and contain a qualified income offset. This structure attempts to prevent any member from having a negative (debit) balance in his adjusted capital account (as defined in our operating agreement) and may result in the allocation of income to a member under a qualified income offset. Besides these allocation and other allocations for proper maintenance of capital accounts, the allocation of profits and losses in our operating agreement are designed to target the distributions contemplated for the members in their priorities.

Distributions

For a detailed description of the distribution provisions contained in our operating agreement, *see* "- **Distributions**" above.

Restrictions on Transfer

For a detailed description of the restrictions on the transfer of our membership interests contained in our operating agreement, *see* "**- Restrictions on Transfer**" above.

Amendment

Our operating agreement may be amended only upon the affirmative vote of the Class A Members holding a majority of the outstanding Offered Units and the affirmative vote of the Class B Members holding a majority of the outstanding Class B Units, collectively.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

THIS SECTION DISCUSSES THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES FOR AN INDIVIDUAL INVESTOR WHO IS A U.S. CITIZEN OR RESIDENT. MOREOVER, THIS SUMMARY DOES NOT DEAL WITH ALL TAX MATTERS THAT MAY BE RELEVANT TO YOU, AS A PARTICULAR PROSPECTIVE INVESTOR, IN LIGHT OF YOUR PERSONAL CIRCUMSTANCES. THE TAX CONSEQUENCES OF INVESTING IN THE OFFERED UNITS WILL NOT BE THE SAME FOR ALL INVESTORS. A CAREFUL ANALYSIS OF YOUR PARTICULAR TAX SITUATION IS REQUIRED TO EVALUATE THIS INVESTMENT PROPERLY. THEREFORE, WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR.

CIRCULAR 230 DISCLAIMER. THE ADVICE CONTAINED IN THIS OFFERING CIRCULAR IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY YOU, TO AVOID PENALTIES AND IS WRITTEN TO SUPPORT THE MARKETING OF OUR OFFERED UNITS. YOU SHOULD SEEK ADVICE REGARDING THE TAX IMPLICATIONS OF AN INVESTMENT IN OUR OFFERED UNITS FROM AN INDEPENDENT ADVISOR. (THE FOREGOING LEGEND HAS BEEN AFFIXED PURSUANT TO U.S. TREASURY REGULATIONS GOVERNING TAX PRACTICE.)

The following summary discusses the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Offered Units that may be relevant to you. Kaplan & Frank, PLC has acted as our tax counsel, has reviewed this summary, and is of the opinion we have been and will be treated, for U.S. federal income tax purposes, as a partnership and that the tax discussion contained herein is accurate in all material respects. You should be aware that Kaplan & Frank, PLC's opinion is based upon customary assumptions, is conditioned upon certain representations made by us as to factual matters (including representations regarding the conduct of our business), is not binding upon the IRS, or any court, and speaks as of the date issued. In addition, Kaplan & Frank, PLC's opinion is based on existing federal income tax law, which is subject to change either prospectively or retroactively.

The discussion contained herein is based upon the Internal Revenue Code of 1986, or the Code, as amended, rules and regulations published thereunder and published rulings and court decisions, as each exists on the date of this Offering Circular. This summary assumes our Offered Units will be held as capital assets for U.S. federal income tax purposes, which generally means property held for investment. The discussion could be significantly affected by statutory, regulatory or interpretive changes, including changes in the ruling policy of the Internal Revenue Service, or the IRS, or by future court decisions. Any of these changes may or may not be retroactively applied to transactions entered into or completed prior to the change. This discussion necessarily condenses or eliminates details that might adversely affect some prospective investors significantly as a consequence of specific factual circumstances affecting the investor. This summary is not intended to be a complete description of all of the U.S. federal income tax consequences to any particular member of the acquisition, ownership and disposition of our Offered Units because a member's personal circumstances may affect his or her particular tax consequences.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to members who are subject to special treatment under U.S. federal income tax laws. Tax treatment for other investors–such as trusts, corporations, tax-exempt organizations and employee benefit plans –are likely to differ significantly from the principal tax consequences outlined in this section. Those other investors should consult with their tax advisors. *See* "–**Investment by Employee Benefit Plans and Other Tax-Exempt Organizations**." State and local tax consequences may differ from the federal income tax consequences described below. *See* "–**State and Local Taxes**."

Classification as a Partnership

In order to be classified as a partnership for federal income tax purposes, our company must not be classified as a corporation under the Code or elect to be classified as a corporation under the Code. Our company is organized as a California limited liability company and intends to be classified as a partnership for federal income tax purposes. Under the applicable Treasury Regulations known as the Check-the-Box-Regulations, an unincorporated entity, such as a limited liability company, with at least two members may elect to be classified either as an association taxable as a corporation or a partnership. If such entity fails to make an election, it generally will be treated as a partnership for federal income tax purposes. We have not elected to be treated as an association taxable as a corporation under the Check-the-Box-Regulations, and, as such, shall be treated as a partnership for federal income tax purposes.

As a partnership for federal income tax purposes, each member of our company, including the Class A Members, will be required to include in income his or her distributive share of our income, gain, loss, deductions or credits without regard to whether he or she has received or will receive a distribution from us. See "-**Federal Income Taxation of Members.**" If for any reason in the future we are treated as a corporation, rather than a partnership, for federal income tax purposes, then we would be required to pay federal income tax at the corporate tax rates on our taxable income, thereby reducing the amount of cash available for distribution to our members. Consequently, items of income, gain, loss, deductions or credits of us would not pass through to each of our members. In addition, each member would be treated as a stockholder for federal income tax purposes and any distribution by us to the members would be taxable to them as dividends, to the extent of current and accumulated earnings and profits, or treated as gain from the sale of their membership interests, to the extent such distributions exceed both current and accumulated earnings and profits of our company and each member's respective basis in their membership interests.

Code Section 7704 provides that a "publicly traded partnership" may be treated as a corporation for federal income tax purposes. A publicly traded partnership is one in which the interests in the partnership are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. An established securities market includes a securities exchange, as well as a regular over-the-counter market. Treasury Regulations under Code Section 7704, known as the PTP Regulations, state that interests in a partnership are readily tradable on a secondary market or the substantial equivalent thereof if (1) interests in the entity are regularly quoted by any person making a market in the interests; (2) any person regularly makes available to the public bid or offer quotes and stands ready to effect buy or sell transactions at the quoted prices for itself or on behalf of others; (3) the holder of the interest has a readily available, regular and ongoing opportunity to sell the interest through a public means of obtaining or providing information; or (4) prospective buyers and sellers otherwise have the opportunity to buy, sell or exchange interests in the partnership in a time frame and with the regularity and continuity that is comparable to the foregoing. Further, in order to be a publicly traded partnership, the partnership must participate in the market or recognize the transfers made on the market. A partnership will be considered as participating in public trading where trading in its interests is in fact taking place and the partnership's governing documents impose no limitation on the holders' ability to readily transfer their interests. A partnership's right to refuse to recognize transfers is not a limitation unless the right is actually exercised.

The PTP Regulations provide several safe-harbors which a partnership may use in order to avoid its interests being considered as readily tradable on a secondary market or the substantial equivalent thereof. One of the safe-harbors which is available is the so-called "2.0% safe-harbor," which provides that interests in a partnership are not readily tradable on a secondary market or the substantial equivalent thereof if the sum of the percentage interests in partnership capital or profits that are sold or otherwise transferred during a tax year does not exceed 2.0% of the total interests in capital or profits. Another safe-harbor applies to transfers through a "qualified matching service" that do not exceed 10.0% of the total interests in capital and profits, reduced in certain cases by the percentage transferred outside the qualified matching service. The PTP Regulations impose significant limitations on qualified matching services including the requirements that a sale cannot be closed any sooner than 45 days after the interest was first listed for sale and that interest may not be listed for more than 120 days before being delisted for a period of at least 60 days.

Whether the Offered Units will become readily tradable on a secondary market or the substantial equivalent thereof cannot be predicted with certainty. While we do not anticipate a secondary market developing for the Offered Units, we have no control over an independent third person establishing a secondary market in our Offered Units. Our operating agreement requires that a member obtain the consent of our manager prior to any transfer of his or her membership interest. Our manager intends to exercise its discretion by withholding its consent to transfers that do not fall within the parameters of any safe harbor discussed above. Since we comply with the safe harbor provisions of the PTP Regulations, we should not be considered a publicly traded partnership.

In the event we fail to continue to qualify for one of the limited safe-harbors under the PTP Regulations then our company will be considered a publicly traded partnership for federal income tax purposes. If the our company is considered a publicly traded partnership for federal income tax purposes, we will be treated as a corporation for federal income tax purposes unless at least 90% of our gross income for each taxable year consists of "qualifying income." Qualifying income includes interest, dividends, real property rents, gain from the disposition of real property and income and gains from certain mineral and natural resource mining and production. While we will primarily be engaged in developing, owning, operating and selling ActivCare at Bressi Ranch, whose revenues are derived from rents paid for housing at the facility, which ordinarily would satisfy the "qualifying income" test set forth above, we can give no assurance that because of the services we provide to our residents the IRS would not construe all or part of the rents pay to us by our residents as services income, rather than rents from real property, and therefore would not satisfy the "qualifying income" test. Therefore, it is possible that we may not meet the 90% "qualifying income" test and would be taxed as a corporation under the provisions governing publicly traded partnerships if we were otherwise determined to be a publicly traded partnership.

If our company is considered a publicly traded partnership but not taxed for federal income tax purposes as a corporation due to our satisfying the "qualifying income" test set forth above, then our company and its members will be subject to additional federal income tax rules. Specifically, the net income from publicly traded partnerships that are not taxed as corporations will not be treated as passive income for purposes of the passive loss rules. Therefore, each of our members may not offset his share of the net income from us against his net losses from any other publicly traded partnership and/or his net losses from passive activities. Additionally, each member's share of the net losses of from us may not offset his other income but are instead suspended and carried forward. Our net losses if any, can be applied against our net income in the next tax year (or the next succeeding tax year in which the member has net income us). Upon a complete disposition (within the meaning of the passive loss rules) of a member's entire membership interest in us, any remaining suspended losses are allowed.

If we do not qualify, or fail to continue to qualify, for one of the limited safe-harbors under the PTP Regulations or the "qualifying income" test, then our company will be characterized as a publicly traded partnership and treated as a corporation for federal income tax purposes. If we were treated for federal income tax purposes as a corporation in any year, (i) we would be required to pay federal income taxes upon our taxable income; (ii) state and local income taxes could be imposed on us; (iii) our losses would not be reportable by the members on their personal income tax returns; (iv) any distributions would be taxable to a member as (a) ordinary income to the extent of current or accumulated earnings and profits, and (b) gain from the sale of a member's membership interest to the extent any distribution exceeded the earnings and profits and the tax basis of the membership interest; and (v) distributions would be classified as portfolio income which would not be available to offset passive activity losses. *See* "**–Limitation on Losses and Credits from Passive Activities.**" Also, a change in status from a partnership to a corporation could result in taxable income to each member. The amount of taxable income would equal his share of our liabilities over the adjusted basis of his shares. Any of the foregoing would substantially reduce the effective yield on an investment in our Offered Units.

Partnership Allocations

In general, a partner's distributive share of partnership income, gain, deduction or loss will be determined in accordance with the partnership agreement. However, if the allocations do not have substantial economic effect, the partner's distributive share will be determined in accordance with the partners' interests in the partnership. Therefore, a member's share of any item of our income, gain, loss, deductions, or credits is determined by our operating agreement unless the allocations do not have substantial economic effect. *See* "**DESCRIPTION OF THE SECURITIES OFFERED – Description of our Operating Agreement –** ***Allocations.***"

An allocation has economic effect under the Treasury Regulations if: (i) each partner's share of partnership items is reflected by an increase or decrease in the partner's capital account; (ii) liquidation proceeds are distributed in accordance with capital account balances; and (iii) any partner with a capital account deficit following the distribution of liquidation proceeds is required to restore such deficit. Even if a partner is not required to restore a deficit in his capital account, the allocations will still have economic effect if the partnership agreement contains a qualified income offset provision. A qualified income offset provision requires allocation of income or gain to a partner when a partner unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4)-(16) in an amount and manner sufficient to eliminate such deficit balance as quickly as possible.

The economic effect of a partnership's allocations also must be "substantial." Under Section 1.704-1(b)(2)(iii) of the Treasury Regulations, the economic effect of an allocation is substantial if there is a reasonable possibility that the allocation will affect substantially the dollar amounts to be received by the partners from the partnership, independent of tax consequences. Notwithstanding the foregoing, the economic effect is not substantial if, at the time that the allocation becomes part of the partnership agreement, (i) the after-tax economic consequences of at least one partner may, in present value terms, be enhanced compared to such consequences if the allocation were not contained in the partnership agreement, and (ii) there is a strong likelihood that the after-tax economic consequences of no partner will, in present value terms, be substantially diminished compared to such consequences if the allocations were not contained in the partnership agreement. The Treasury Regulations include a presumption that the book value of depreciable partnership property is presumed to be its fair market value, and adjustments to book value will be presumed to be matched by corresponding changes in fair market value.

It cannot be determined whether the economic effect of the allocations in our operating agreement is substantial because the individual tax situations of purchasers of the Offered Units are unknown; however, because the allocations do not vary from year to year or member to member, we believe that the allocations will be deemed to be substantial. However, no assurance can be given that the IRS will not disagree. If the IRS were successful in challenging our allocations, each member' share of tax loss could decrease or their share of taxable income could increase.

Federal Taxation of Our Members

As long as our company is treated as a partnership for federal income tax purposes, it will not be subject to any federal income taxes. Nonetheless, we will file federal partnership information tax returns for each calendar year.

Each member will be required to report on his own federal income tax return his share of our company's items of income, gain, loss, deduction or credit. A member will be subject to tax on his distributive share of our income whether or not any distribution is made to him.

Initially, a Class A Member's tax basis for his Offered Units will be equal to the price paid for the Offered Units. Each member will increase the tax basis for his Offered Units by (i) his allocable share of our taxable income, and (ii) any increase in his share of our liabilities, and will decrease the tax basis for his Offered Units by:

- his allocable share of our tax loss;
- the amount of any distributions; and
- any reduction in his share of our liabilities.

If the amount of a cash distribution to a member for any year exceeds the member's share of our taxable income for the year, the excess will constitute a return of capital. A return of capital will be applied first to reduce the tax basis of a Class A Member's Offered Units. Any amounts in excess of the tax basis generally will be taxable as a gain from the sale of a capital asset if the Offered Units are held by a Class A Member as a capital asset.

THE TAXATION OF MEMBERS OF A LIMITED LIABILITY COMPANY IS HIGHLY COMPLEX AND DEPENDENT ON EACH INDIVIDUAL MEMBERS TAX SITUATION. EACH PROSPECTIVE INVESTOR MUST CONSULT ITS OWN TAX ADVISER CONCERNING THE IMPACT OF THE TAX CONSEQUENCES OF AN INVESTMENT IN US ON HIS OR HER OWN PERSONAL FEDERAL INCOME TAX SITUATION.

Partnership Distributions

Due to potential timing differences between income recognition for federal income tax purposes and actual cash distributions, it is possible that a member may incur federal income tax liabilities in excess of actual cash distributions made prior to the date that the liability arises or that the tax is due. To the extent cash is available, the we intend to make distributions to the members (except to the extent such distributions would constitute a violation of the Beverly-Killea Limited Liability Company Act or other applicable law), and in an amount that is deemed by our manager to be sufficient, to allow the timely payment of the combined estimated federal and state income taxes of the members attributable to allocations of our income, gain, loss, and deduction to the members.

Limitation of Deductibility of Capital Losses

If you are an individual, any capital losses generated by us (or upon a disposition of our Offered Units) generally will be deductible only to the extent of your capital gains for the taxable year plus up to $3,000 of ordinary income ($1,500 in the case of a married individual filing a separate return). Excess capital losses may be carried forward by individuals indefinitely. If you are a corporation, any capital losses generated by us (or upon a disposition of shares) generally will be deductible to the extent of your capital gains for the taxable year. Corporations generally may carry capital losses back three years and forward five years. You should consult your tax advisors regarding the deductibility of capital losses.

Limitation on Losses and Credits from Passive Activities

Code Section 469 limits the amount of losses that individuals and certain other taxpayers may claim from an activity in which the taxpayer does not materially participate. Under this limitation, net losses from a passive activity may only be deducted against net income from passive activities. Passive activity losses may not be used to offset compensation income or other forms of active income. Also, passive activity losses may not be used to offset interest, dividends and other forms of portfolio income. On the other hand, passive activity income may be offset by passive losses from other rental activities or activities in which such taxpayer also does not materially participate. Additionally, in the event we are characterized as a publicly traded partnership taxable as a partnership pursuant to the "qualifying income" test described above, the passive loss rules will be subject to the modification. *See* "-**Classification as a Partnership**."

Most members should only be able to deduct their share of our passive activity losses to the extent they have passive income from other sources. Any excess passive activity losses should be suspended and carried forward indefinitely. Suspended passive activity losses may be used to offset passive activity income in future years. Suspended passive activity losses also may be claimed in full against all types of income if a member disposes of his entire interest in the activity in a fully taxable transaction to an unrelated person.

We may have portfolio income to the extent that we receive interest income earned from the investment of our working capital or other investment by us. Portfolio income is not considered as income from a passive activity. Therefore, members may be required to recognize taxable portfolio income and pay tax thereon in years in which they also are allocated passive losses which cannot be used by them.

Sale or Other Disposition of Our Property

Generally, any gain realized by our company on the sale of property held for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain recognized by us upon the disposition of a property acquired by us for cash will be allocated among the members in accordance with the allocation provisions of our operating agreement.

Each member's allocable share of any gain realized by us on the sale of any property held by us as inventory or other property held primarily for sale to customers in the ordinary course of our trade or business will be treated as ordinary income. We do not currently intend to acquire or hold or allow any property that represents inventory or other property held primarily for sale to customers in the ordinary course of our trade or business.

Transfers of Offered Units

In general, gain or loss is recognized on the sale or exchange of the Offered Units based on the difference between (i) the amount realized, which includes cash, the fair market value of other property received and the member's share of our liabilities, if any, with respect to the Offered Unit(s) transferred and (ii) the transferor's tax basis in the Offered Unit(s) transferred. The gain or loss recognized on a sale or exchange of Offered Units will generally be taxable as capital gain or loss, except that the gain may be characterized as unrecaptured Section 1250 gain or as ordinary income to the extent attributable to the transferring member's allocable share of certain ordinary income assets of our company. For tax years ending prior to 2013, with respect to individuals, gain that is taxable as long-term capital gain, and not subject to special rates, will generally be subject to a reduced maximum rate of fifteen percent (15%) for federal income tax purposes pursuant to the Tax Relief, Unemployment Insurance Reauthorization and Job Creation Act of 2010. In 2013, the reduced maximum rate will sunset without Congressional intervention and the capital gains rates on long-term capital rates not subject to special rates will increase to a maximum rate of twenty percent (20%) for federal income tax purposes with respect to individuals. Unrecaptured Section 1250 allocated to an individual will not be affected by the sunset provision discussed above and will be subject to a rate of twenty-five (25%) for federal income tax purposes absent Congressional action.

Our manager will allocate, in conformity with our operating agreement and relevant federal income tax rules, our items of income, gain, loss, deduction, and credit for the tax year of a transfer between the transferor and transferee. Members considering transfers are urged to consult their own tax advisors regarding the federal income tax consequences of such transfer.

Alternative Minimum Tax

In certain circumstances, individuals, corporations and other taxpayers may be subject to an alternative minimum tax in addition to regular tax. Your potential alternative minimum tax liability may be affected by reason of an investment in our Offered Units in determining the alternative minimum tax liability of a U.S. holder. The extent, if any, to which the alternative minimum tax applies will depend on your particular circumstances for each taxable year.

Liquidation of our Company

Our operating agreement provides that our assets will be sold upon our liquidation. The sale proceeds will be distributed pursuant to the terms of our operating agreement. Each member will realize his share of the gain or loss on the sale of our assets. In addition, each member will recognize gain or loss measured by the difference between the cash he receives in liquidation and the adjusted tax basis of his membership interest. The cash a member receives will include the cash constructively received as a result of relief of liabilities. Gain or loss recognized generally will constitute capital gain or loss. However, gain attributable to any property held by our company as inventory or other property held primarily for sale to customers in the ordinary course of our trade or business will be treated as ordinary income.

Investment by Employee Benefit Plans and Other Tax-Exempt Organizations; UBTI

Employee benefit plans, such as qualified pension and profit sharing plans, Keogh plans and IRAs are generally exempt from federal income tax. However, the amount of any unrelated business taxable income, or UBTI, less directly connected allowable deductions, that exceeds a specific deduction of $1,000 in any taxable year is subject to an unrelated business tax. Other charitable and tax-exempt organizations in addition to those listed above may also be subject to tax. UBTI includes gross income derived from a business not substantially related to the purpose which forms the basis for the entity's tax-exempt status, less the deductions allowed which are directly connected with the carrying on of the business. UBTI generally excludes dividends, interest and gains from the sale of property and all deductions directly connected with that income unless they are derived from debt-financed property. Our company will be engaged primarily in the business of developing, owning, operating and selling ActivCare at Bressi Ranch and any taxable income from such activities will constitute UBTI regardless of whether the facility is debt-financed.

We anticipate that a portion of the gain from the sale of ActivCare at Bressi Ranch also will be included in the unrelated business taxable income of a tax-exempt entity because we believe ActivCare at Bressi Ranch qualifies as a debt-financed property. Debt-financed property is defined as any property which is held to produce income and with respect to which there is acquisition indebtedness at any time during the taxable year. Acquisition indebtedness is defined as the unpaid amount of (i) indebtedness incurred by the organization in acquiring the property, (ii) indebtedness incurred before the acquisition of the property if the indebtedness would not have been incurred but for the acquisition, and (iii) indebtedness incurred after the acquisition of the property if the indebtedness would not have been incurred but for the acquisition and the incurrence of indebtedness was reasonably foreseeable at the time of the acquisition. A tax-exempt entity will be required to include as UBTI an amount that is equal to its share of the total gross income from the property multiplied by the average acquisition indebtedness associated with the property for the taxable year and divided by the average acquisition indebtedness associated with the property for the taxable year divided by the average adjusted basis for the property for the taxable year. Accordingly, prospective investors that are tax-exempt entities should consult their tax advisors concerning the possible federal, state and local income and other tax consequences resulting from an investment in us.

Notwithstanding the preceding, a charitable remainder trust that recognizes UBTI will be subject to an excise tax equal to 100% of that income. Any tax due should be paid directly from the tax-exempt entity. Payment of the tax by the beneficiary could have other adverse tax consequences.

ALL TAX-EXEMPT ENTITIES ARE URGED TO OBTAIN THE ADVICE OF A QUALIFIED TAX ADVISOR ON THE EFFECT OF AN INVESTMENT IN THE OFFERED UNITS.

Section 754 Election

Our manager likely will elect under Section 754 of the Code to adjust the tax basis in all or a portion of our assets in the event of a distribution of property to a holder or in the event of a transfer of an interest in us, including our Offered Units, by sale or exchange or as a result of the death of a holder. We would also be required to reduce the tax basis in our assets in connection with certain redemptions and dispositions of our membership interests. If we make an election under Section 754 of the Code, each of our members would have an initial tax basis in our assets that reflects the fair market value of our assets at the time of the purchase. Because our members are treated as having differing tax bases in our assets, a sale of an asset by us may cause our members to recognize different amounts of gain or loss or may cause some members to recognize a gain and others to recognize a loss. Depending on when a member purchases its membership interest and the fair market value of our assets at that time, the member may recognize gain for U.S. federal income tax purposes from the sale of certain of our assets even though the sale would cause us to recognize a loss for financial accounting purposes. An election under Section 754 of the Code, if made, can be revoked only with the consent of the IRS.

The calculations under Section 754 of the Code are complex. If we make an election under Section 754, to help reduce the complexity of those calculations and the resulting administrative costs to us, we will apply certain conventions in determining and allocating basis adjustments. It is possible that the IRS will successfully assert that the conventions we intend to use do not satisfy the technical requirements of the Code or Treasury Regulations and, thus, will require different basis adjustments to be made. Such different basis adjustments could adversely affect the manner in which our income, gain, loss, deduction and credit is allocated to certain of our members.

Tax Returns

We will file an information return on IRS Form 1065 and will provide information on Schedule K-1 to each member following the close of our tax year. We intend to use reasonable efforts to furnish to you tax information (including IRS Schedule K-1) as promptly as possible after the end of each taxable year, which describes your allocable share of our income, gain, loss, deduction and credit for the preceding taxable year. In preparing this information, we will use various accounting and reporting conventions to determine your allocable share of income, gain, loss, deduction and credit. If we are delayed in providing you with this information, it is possible that, in any taxable year, you will need to apply for extensions of time to file your tax returns. The IRS may successfully contend that certain of these reporting conventions are impermissible, which could result in an adjustment to your income or loss. If you are a non-U.S. holder, there can be no assurance that this information will meet your jurisdiction's tax compliance requirements.

It is possible that we may engage in transactions that subject us and, potentially, our members to other information reporting requirements with respect to an investment in us. You may be subject to substantial penalties if you fail to comply with such information reporting requirements. You should consult with your tax advisors regarding such information reporting requirements.

Nominee Reporting

Persons who hold our membership interests as nominees for another person are required to furnish to us (i) the name, address and taxpayer identification number of the beneficial owner and the nominee; (ii) whether the beneficial owner is (1) a person that is not a U.S. person, (2) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or (3) a tax-exempt entity; (iii) the amount and description of shares held, acquired or transferred for the beneficial owner; and (iv) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition costs for purchases, as well as the amount of net proceeds from sales. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Code for failure to report that information to us.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on shares they acquire, hold or transfer for their own account. The nominee is required to supply the beneficial owner of our membership interests with the information furnished to us.

Taxable Year

A partnership is required to have a tax year that is the same tax year as any partner, or group of partners, that owns a majority interest (more than 50%) in the partnership. Our taxable year is currently the calendar year. A partnership also is required to change its tax year every time a group of partners with a different tax year end acquires a majority interest, unless the partnership has been forced to change its tax year during the preceding two year period. In the event the majority interest in us changes to a group of members with a different tax year and we have not been forced to change our tax year during the preceding two year period, we would be required to change our tax year to the tax year of that group of members.

Treatment of Amounts Withheld

If we are required to withhold any U.S. tax on distributions made to any member, we will pay such withheld amount to the IRS. That payment, if made, will be treated as a distribution of cash to the member with respect to whom the payment was made and will reduce the amount of cash to which such member would otherwise be entitled.

Tax Shelter Regulations

In certain circumstances, a member who disposes of our membership interests resulting in the recognition by such member of significant losses in excess of certain threshold amounts may be obligated to disclose its participation in such transaction, or a "reportable transaction," in accordance with regulations governing tax shelters and other potentially tax-motivated transactions, or the "Tax Shelter Regulations." In addition, an investment in us may be considered a "reportable transaction" if, for example, we recognize certain significant losses in the future. You should consult with your tax advisors concerning any possible disclosure obligation under the Tax Shelter Regulations with respect to the disposition of your Offered Units or your allocable share of certain losses incurred by us.

Backup Withholding

We will be required in certain circumstances to backup withhold on certain payments paid to noncorporate members who do not furnish us with their correct taxpayer identification number (or, in the case of individuals, their social security number) and certain certifications, or who are otherwise subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld from payments made to you may be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

New Legislation or Administrative or Judicial Action

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process, the IRS and the Treasury, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations. No assurance can be given as to whether, or in what form, any proposals affecting us or our members will be enacted. The IRS pays close attention to the proper application of tax laws to partnerships. The present U.S. federal income tax treatment of an investment in our Offered Units may be modified by administrative, legislative or judicial interpretation at any time, and any such action may affect investments and commitments previously made. We and our members could be adversely affected by any such change in, or any new, tax law, regulation or interpretation.

State and Local Taxes

Our members may be subject to various state and local. taxes and tax filing requirements. You are urged to consult your tax advisors with respect to the state and local tax consequences of acquiring, owning and disposing of your Offered Units, including potential state tax filing requirements.

Audit of Tax Returns

The IRS could audit our tax information returns. Any audit could result in the audit of a member's tax return. An audit of a member's return could result in adjustments to items related to our company as well as items not related to us.

The Code treats a partnership as a separate entity for purposes of audit, settlement and judicial review. Thus, the IRS may audit and make a single determination of the propriety of a partnership's treatment of partnership tax items at the partnership level. In general, a partnership's tax matters partner represents the partnership and its partners in the event of an audit of the partnership's tax returns. Our manager is our tax matters partner. All partners are nevertheless entitled to participate in an audit and each partner may enter into a settlement agreement on his own behalf with the IRS.

If the IRS proposes any adjustments to the tax returns filed by us or a member, substantial legal and accounting expenses and deficiency interest and penalties may be incurred. We will not bear any expense that may be incurred by a member in connection with the adjustments or audit of the member's returns.

Our manager has the authority to conduct, on our behalf and on behalf of our members, all examinations by tax authorities relating to our company at our expense. A tax controversy could result in substantial legal and accounting expenses being charged to us, even if the outcome is favorable.

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ERISA CONSIDERATIONS

General

The following section sets forth certain consequences under ERISA and the Code, which a fiduciary of an "employee benefit plan" as defined in, and subject to the fiduciary responsibility provisions of, ERISA or of a "plan" as defined in and subject to Section 4975 of the Code who has investment discretion should consider before deciding to invest the plan's assets in us (such "employee benefit plans" and "plans" being referred to herein as "Benefit Plans," and such fiduciaries with investment discretion being referred to herein as "Plan Fiduciaries"). The following summary is not intended to be complete, but only to address certain questions under ERISA and the Code which are likely to be raised by the Plan Fiduciary's own counsel.

In general, the terms "employee benefit plan" as defined in ERISA and "plan" as defined in Section 4975 of the Code together refer to any plan or account of various types that provides retirement benefits or welfare benefits to an individual or to an employer's employees and their beneficiaries. Such plans and accounts include, but are not limited to, corporate pension and profit sharing plans, "simplified employee pension plans", Keogh plans for self-employed individuals (including members), individual retirement accounts described in Section 408 of the Code and medical benefit plans.

Each Plan Fiduciary must give appropriate consideration to the facts and circumstances that are relevant to an investment in us, including the role an investment in us plays in the Benefit Plan's investment portfolio. Each Plan Fiduciary, before deciding to invest in us, must be satisfied that investment in us is a prudent investment for the Benefit Plan, that the investments of the Benefit Plan, including the investment in us, are diversified so as to minimize the risks of large losses and that an investment in us complies with the documents of the Benefit Plan and related trust.

EACH PLAN FIDUCIARY CONSIDERING ACQUIRING OFFERED UNITS MUST CONSULT ITS OWN LEGAL AND TAX ADVISERS BEFORE DOING SO.

Restrictions on Investments by Benefit Plan Investors

ERISA and a regulation issued thereunder contain rules for determining when an investment by a Benefit Plan in a partnership will result in the underlying assets of the partnership being assets of the Benefit Plan for purposes of ERISA and Section 4975 of the Code (i.e., "plan assets"). Those rules provide that assets of a partnership will not be plan assets of a Benefit Plan which purchases an interest therein if the investment by all "benefit plan investors" is not "significant" or certain other exceptions apply. The term "benefit plan investors" includes all Plans (i.e., all "employee benefit plans" as defined in and subject to the fiduciary responsibility provisions or ERISA and all "plans" as defined in and subject to Section 4975 of the Code), and all entities that hold "plan assets" (each a "Plan Assets Entity") due to investments made in such entities by already described benefit plan investors. ERISA provides that a Benefit Plan is considered to hold plan assets only to the extent of the percentage of the Benefit Plan's equity interests held by benefit plan investors. In addition, all or a portion of an investment made by an insurance company using assets from its general account may be treated as a benefit plan investor. Investments by Benefit Plan Investors will be deemed not significant if benefit plan investors own, in the aggregate, less than 25% of the total value of each class of equity interests of the partnership (determined by not including the investments of persons with discretionary authority or control over the assets of such partnership, of any person who provides investment advice for a fee (direct or indirect) with respect to such assets, and affiliates of such persons; provided, however that under no circumstances are investments by benefit plan investors excluded from such calculation).

In order to avoid causing our assets to be "plan assets," our manager intends to restrict the aggregate investment by benefit plan investors to under 25% of the total value of each class of membership interests in us, as of any given time (not including the investments of any person who provides investment advice for a fee (direct or indirect) with respect to our assets, and any entity (other than a benefit plan investor) that is directly or indirectly through one or more intermediaries controlling, controlled by or under common control with any of such entities (including a company or other entity for which our manager is the managing member, general partner, investment advisor or provides investment advice), and each of the principals, officers and employees of any of the foregoing entities who has the power to exercise a controlling influence over the management or policies of such entity or of our company). Furthermore, because the 25% test is ongoing, additional investments by benefit plan investors may be restricted.

Ineligible Purchasers

In general, Offered Units may not be purchased with the assets of a Benefit Plan if our manager, any broker-dealer, any of their respective affiliates or any of their respective employees either: (a) has investment discretion with respect to the investment of such plan assets; (b) has authority or responsibility to give or regularly gives investment advice with respect to such plan assets, for a fee, and pursuant to an agreement or understanding that such advice will serve as a primary basis for investment decisions with respect to such plan assets and that such advice will be based on the particular investment needs of the Benefit Plan; or (c) is an employer maintaining or contributing to such Benefit Plan. A party that is described in clause (a) or (b) of the preceding sentence is a fiduciary under ERISA and the Code with respect to the Benefit Plan, and any such purchase might result in a "prohibited transaction" under ERISA and the Code.

Except as otherwise set forth, the foregoing statements regarding the consequences under ERISA and the Code of an investment in us are based on the provisions of the Code and ERISA as currently in effect, and the existing administrative and judicial interpretations thereunder. No assurance can be given that administrative, judicial, or legislative changes will not occur that may make the foregoing statements incorrect or incomplete.

ACCEPTANCE OF SUBSCRIPTIONS ON BEHALF OF PLANS IS IN NO RESPECT A REPRESENTATION BY OUR MANAGER OR ANY OTHER PARTY RELATED TO US THAT THIS INVESTMENT MEETS THE RELEVANT LEGAL REQUIREMENTS WITH RESPECT TO INVESTMENTS BY ANY PARTICULAR PLAN OR THAT THIS INVESTMENT IS APPROPRIATE FOR ANY PARTICULAR PLAN. THE PERSON WITH INVESTMENT DISCRETION SHOULD CONSULT WITH HIS OR HER ATTORNEY AND FINANCIAL ADVISERS AS TO THE PROPRIETY OF AN INVESTMENT IN US IN LIGHT OF THE CIRCUMSTANCES OF THE PARTICULAR PLAN.

REPORTS

We will furnish the following reports, statements, and tax information to each Class A Member:

No Membership Certificates. We will not issue membership certificates representing Offered Units purchased in this offering to the Class A Members. The number of Offered Units held by each Class A Member, and each Class A Member's percentage of the aggregate outstanding Offered Units, will be maintained by us as an exhibit to our operating agreement.

Notification of Closing. We will notify all investors whose subscriptions have been accepted for the purchase of the Offered Units of the closing of this offering and the release of the proceeds therefrom from escrow either (a) via email within 24-hours of the closing if you have provided us with an email address, which email will be followed by notification via United States mail or (b) via United States mail within five (5) business days if you did not provide an email address to us in your completed subscription agreement.

Operating Agreement. Within thirty (30) days of the closing of this offering and the release of its proceeds to us, we will transmit to each purchaser of Offered Units, via United States mail or other carrier, an executed copy of our operating agreement, including the completed exhibit showing the Class A Members, their number of Offered Units owned, and their percentage interest in the Offered Units. We will update such exhibit to our operating agreement to account for any Offered Units transferred or redeemed. A Class A Member may request an updated copy of the Class A Membership exhibit from us at any time.

Tax Information. Within 90 days after the end of each fiscal year, which is currently the calendar year, we will send to each Class A Member such tax information as shall be necessary for the preparation of federal income tax returns and state income and other tax returns with regard to the applicable jurisdictions.

INDEPENDENT AUDITORS

Our financial statements as of August 31, 2011 and for the period from our inception and RAC Bressi's and Bressi Development's financial statements as of December 31, 2010 and for the periods from their respective inceptions and appearing in Part F/S of this Offering Circular, have been audited by Lavine, Lofgren, Morris and Engelberg, LLP, independent certified public accountants, as set forth in their report thereon in Part F/S. Lavine, Lofgren, Morris and Engelberg has also reviewed the interim financial statements as of June 30, 2011 for RAC Bressi and Bressi Development appearing in Part F/S. Our pro forma financial statements as of June 30, 2011 and set forth in Part F/S showing the effects of our reorganization transactions and the closing of this offering as if they had occurred on June 30, 2011 have not been audited or reviewed by Lavine, Lofgren, Morris and Engelberg or any other independent accountant.

ADDITIONAL INFORMATION AND DOCUMENTS

We have filed with the SEC an Offering Statement under Regulation A of the 1933 Act with respect to the Offered Units. This Offering Circular does not contain all the information set forth in the Offering Statement and the exhibits and schedules thereto. For further information with respect to our company and the Offered Units, reference is hereby made to the exhibits and schedules thereto. The Offering Statement can be inspected without charge at the office of the SEC at Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20459 and copies may be obtained at prescribed rates from the Public Reference Section of the Commission in Washington, D.C. Further, if you would like a copy of any of the documents referred to in this Offering Circular as exhibits to the Offering Statement and not already included as Appendices to this Offering Circular, please contact us at:

ActivCare at Bressi Ranch, LLC
c/o Income Property Group
c/o Health Care Group
9619 Chesapeake Dr., Ste. 103
San Diego, CA 92123
Telephone: 858-565-4424
Fax: 858-565-1508
Email: JanetK@healthcaregrp.com
Attn: Janet Kruger

Index to Financial Statements

ACTIVCARE AT BRESSI RANCH, LLC

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

For the Period from Inception (June 8, 2011) to August 31, 2011



LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP | CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
B K R International

INDEPENDENT AUDITORS' REPORT

To the Member of
ActivCare at Bressi Ranch, LLC
San Diego, California

We have audited the accompanying balance sheet of ActivCare at Bressi Ranch, LLC (the "Company") as of August 31, 2011 and the related statements of operations and changes in member's equity and cash flows for the period from inception (June 8, 2011) to August 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ActivCare at Bressi Ranch, LLC as of August 31, 2011, and the results of its operations and its cash flows for the period from inception (June 8, 2011) to August 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

/s/ Lavine, Lofgren, Morris & Engelberg, LLP

La Jolla, California
September 23, 2011

ACTIVCARE AT BRESSI RANCH, LLC

Balance Sheet

August 31, 2011

There were no assets or liabilities as of the date above.

ACTIVCARE AT BRESSI RANCH, LLC

Statement of Operations and Changes in Member's Equity

For the Period from Inception (June 8, 2011) to August 31, 2011

There was no activity during this period.

ACTIVCARE AT BRESSI RANCH, LLC

Statement of Cash Flows

For the Period from Inception (June 8, 2011) to August 31, 2011

There was no activity during this period.

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

ActivCare at Bressi Ranch, LLC (the "Company") is a California limited liability company formed on June 8, 2011 for the purpose of obtaining all of the financial interest in a residential care facility for the elderly, known as ActivCare at Bressi Ranch, located in Carlsbad, California. The Company intends to file a Regulation A Offering Statement Under the Securities Act of 1933 (the "Offering") for the purpose of raising an estimated $4,365,000, net of estimated offering costs of $635,000. Concurrent with the Offering, the Company intends to acquire all of the membership interests in Bressi Development LLC and all of the limited partnership interests in R.A.C. Bressi, LP. Bressi Development LLC is currently constructing the residential care facility, which it owns, and R.A.C. Bressi, LP intends to operate the facility once construction is complete.

To the extent permitted by the California Corporations Code, members of the Company are not personally liable for the liabilities of the Company.

The initial member and the manager of the Company is Income Property Group. Pursuant to the Offering, the Company expects to have additional members and will redeem Income Property Group as a member at the closing of the Offering. See the Operating Agreement for a description of the allocations and distributions among the members. The shareholders of Income Property Group are also partners/members of R.A.C. Bressi, LP and Bressi Development LLC.

Income Taxes

The Company is treated as a partnership for income tax reporting purposes, rather than as an association taxable as a corporation. Any income and expense are allocated to individual partners who are then taxed based on their own tax situations. The tax returns and amounts of distributable income or loss of the Company are subject to examination by federal and state taxing authorities. If such examination results in a change in the Company's income tax status, a provision for income taxes may need to be recorded.

Subsequent Events

The Company has evaluated subsequent events through the date of the independent auditors' report, which is the date the financial statements were available to be issued.

ACTIVCARE AT BRESSI RANCH, LLC

Proforma Consolidated Balance Sheet

June 30, 2011 (Unaudited)

THE PRO FORMA BALANCE SHEET OF ACTIVCARE AT BRESSI RANCH, LLC WAS PREPARED BY OUR COMPANY AND WAS NEITHER AUDITED NOR REVIEWED BY LAVINE, LOFGREN, MORRIS AND ENGELBERG, LLP OR ANY OTHER INDEPENDENT ACCOUNTANT.

ActivCare at Bressi Ranch, LLC
Proforma Consolidated Balance Sheet
March 31, 2011 (Unaudited)

	ActivCare at Bressi Ranch, LLC (1)	Bressi Development LLC	R.A.C. Bressi, LP	Consolidated	Proforma Adjustments		Proforma
ASSETS							
Cash	$ -	$ 20,810	$ -	$ 20,810	$ 2,802,000		$2,822,810
Related party receivable	-	150	-	150	-		150
Construction in progress	-	4,330,156	-	4,330,156	-		4,330,156
Loan origination fees, net	-	127,098	-	127,098	-		127,098
Total assets	$ -	$ 4,478,214	$ -	$ 4,478,214	$ 2,802,000		$7,280,214
LIABILITIES AND MEMBERS'/PARTNERS' EQUITY (DEFICIT)							
Accounts payable	$ -	$ 314,933	$ -	$ 314,933	$ -		$ 314,933
Accrued interest	-	57,311	-	57,311	-		57,311
Related party notes payable	-	1,563,000	-	1,563,000	(1,563,000)	(3)	-
Note payable	-	2,634,100	-	2,634,100	-		2,634,100
Total liabilities	-	4,569,344	-	4,569,344	(1,563,000)		3,006,344
Members'/Partners' equity (deficit)	-	(91,130)	-	(91,130)	4,365,000	(2)	4,273,870
Total liabilities and members'/partners' equity (deficit)	$ -	$ 4,478,214	$ -	$ 4,478,214	$ 2,802,000		$7,280,214

Note: This consolidated proforma presentation gives rise to ActivCare at Bressi Ranch, LLC's Regulation A Offering as if it had occurred on March 31, 2011 and the concurrent acquisitions of Bressi Development LLC and R.A.C. Bressi, LP. All amounts on this consolidated proforma schedule are unaudited.

(1) ActivCare at Bressi Ranch, LLC was formed on June 8, 2011, which is subsequent to the date of this proforma consolidated balance sheet.

(2) These are the estimated net proceeds from the Regulation A Offering, net of estimated costs of $635,000.

(3) The related party notes payable are expeced to be paid off with the proceeds from the Regulation A Offering.

ACTIVCARE AT BRESSI RANCH, LLC

Proforma Consolidated Balance Sheet

June 30, 2011 (Unaudited)

THE PRO FORMA BALANCE SHEET OF ACTIVCARE AT BRESSI RANCH, LLC WAS PREPARED BY OUR COMPANY AND WAS NEITHER AUDITED NOR REVIEWED BY LAVINE, LOFGREN, MORRIS AND ENGELBERG, LLP OR ANY OTHER INDEPENDENT ACCOUNTANT.

	ActivCare at Bressi Ranch, LLC	Bressi Development LLC	R.A.C. Bressi, LP	Consolidated	Proforma Adjustments	Proforma
ASSETS						
Cash	$ -	$ 71,901	$ -	$ 71,901	$ 2,869,477	$ 2,941,378
Related party receivable	-	7,225	-	7,225	-	7,225
Construction in progress	-	5,627,221	-	5,627,221	-	5,627,221
Deferred offering costs	-	67,477	-	67,477	(67,477) (3)	-
Loan origination fees, net	-	119,766	-	119,766	-	119,766
Total assets	$ -	$ 5,893,590	$ -	$ 5,893,590	$ 2,802,000	$ 8,695,590
LIABILITIES AND MEMBERS'/PARTNERS' EQUITY (DEFICIT)						
Accounts payable	$ -	$ 505,186	$ -	$ 505,186	$ -	$ 505,186
Accrued interest	-	78,801	-	78,801	-	78,801
Related party notes payable	-	1,563,000	-	1,563,000	(1,563,000) (2)	-
Note payable	-	3,941,398	-	3,941,398	-	3,941,398
Total liabilities	-	6,088,385	-	6,088,385	(1,563,000)	4,525,385
Members'/Partners' equity (deficit)	-	(194,795)	-	(194,795)	4,365,000 (1)	4,170,205
Total liabilities and members'/partners' equity (deficit)	$ -	$ 5,893,590	$ -	$ 5,893,590	$ 2,802,000	$ 8,695,590

Note: This consolidated proforma presentation gives rise to ActivCare at Bressi Ranch, LLC's Regulation A Offering as if it had occurred on June 30, 2011 and the concurrent acquisitions of Bressi Development LLC and R.A.C. Bressi, LP. All amounts on this consolidated proforma schedule are unaudited.

(1) These are the estimated net proceeds from the Regulation A Offering, net of estimated costs of $635,000.

(2) The related party notes payable are expeced to be paid off with the proceeds from the Regulation A Offering.

(3) These deferred offering costs are included in the $635,000 estimate in note (1) above.

ACTIVCARE AT BRESSI RANCH, LLC

Pro Forma Statement of Operations
For The Six Months Ended June 30, 2011 (Unaudited)

THE PRO FORMA STATEMENT OF OPERATIONS OF ACTIVCARE AT BRESSI RANCH, LLC WAS PREPARED BY OUR COMPANY AND WAS NEITHER AUDITED NOR REVIEWED BY LAVINE, LOFGREN, MORRIS AND ENGELBERG, LLP OR ANY OTHER INDEPENDENT ACCOUNTANT.

	ActivCare at Bressi Ranch, LLC	Bressi Development LLC	R.A.C. Bressi, LP	Consolidated	Proforma Adjustments	Proforma
Expenses:						
Marketing and advertising	$ -	$ 93,061	$ -	$ 93,061	$ -	$ 93,061
General and adminstrative	-	15,558	-	15,558	-	15,558
Net loss	-	(108,619)	-	(108,619)	-	(108,619)

Note: This consolidated proforma presentation gives rise to ActivCare at Bressi Ranch, LLC's Regulation A Offering as if it had occurred on June 30, 2011 and the concurrent acquisitions of Bressi Development LLC and R.A.C. Bressi, LP. All amounts on this consolidated proforma schedule are unaudited.

BRESSI DEVELOPMENT LLC

FINANCIAL STATEMENTS, INDEPENDENT ACCOUNTANTS' REVIEW REPORT, AND INDEPENDENT AUDITORS' REPORT

For the Six Months Ended June 30, 2011 (Unaudited) and for the Period from Inception (May 5, 2010) to December 31, 2010



& ENGELBERG, LLP | PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
B K R International

Independent Accountants' Review Report

To the Members of
Bressi Development LLC
San Diego, California

We have reviewed the accompanying balance sheet of Bressi Development LLC (the "Company") as of June 30, 2011, and the related statements of operations and changes in members' deficit and cash flows for the six months then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

/s/ Lavine, Lofgren, Morris & Engelberg, LLP

La Jolla, California
September 23, 2011



& ENGELBERG, LLP | PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
B K R International

INDEPENDENT AUDITORS' REPORT

To the Members of
Bressi Development LLC
San Diego, California

We have audited the accompanying balance sheet of Bressi Development LLC (the "Company") as of December 31, 2010, and the related statements of operations and changes in members' deficit and cash flows for the period from inception (May 5, 2010) to December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bressi Development LLC as of December 31, 2010, and the results of its operations and its cash flows for the period from inception (May 5, 2010) to December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ Lavine, Lofgren, Morris & Engelberg, LLP

La Jolla, California
September 23, 2011

BRESSI DEVELOPMENT LLC

Balance Sheets
June 30, 2011 (Unaudited) and December 31, 2010

	June 30, 2011 (Unaudited)	December 31, 2010 (Audited)
ASSETS		
Cash	$ 71,901	$ 2,504
Related party receivable	7,225	-
Construction in progress	5,627,221	3,159,013
Deferred offering costs	67,477	-
Loan origination fees, net	119,766	134,431
Total assets	$ 5,893,590	$ 3,295,948
LIABILITIES AND MEMBERS' DEFICIT		
Accounts payable	$ 505,186	$ 119,524
Accrued interest	78,801	43,126
Related party notes payable	1,563,000	1,563,000
Note payable	3,941,398	1,656,474
Total liabilities	6,088,385	3,382,124
Members' deficit	(194,795)	(86,176)
Total liabilities and members' deficit	$ 5,893,590	$ 3,295,948

BRESSI DEVELOPMENT LLC

Statements of Operations and Changes in Members' Deficit
For the Six Months Ended June 30, 2011 (Unaudited) and for the Period from Inception (May 5, 2010) to December 31, 2010

	June 30, 2011 (Unaudited)	December 31, 2010 (Audited)
Expenses:		
Start-up and organization costs	$ -	$ 86,176
Marketing and advertising	93,061	-
General and administrative	15,558	-
Net loss	(108,619)	(86,176)
Members deficit, beginning of period	(86,176)	-
Members deficit, end of period	$ (194,795)	$ (86,176)

BRESSI DEVELOPMENT LLC

Statements of Cash Flows
For the Six Months Ended June 30, 2011 (Unaudited) and for the Period from Inception (May 5, 2010) to December 31, 2010

	June 30, 2011 (Unaudited)	December 31, 2010 (Audited)
Cash flows from operating activities:		
Net loss	$ (108,619)	$ (86,176)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Related party receivable	(7,225)	-
Accounts payable	385,662	119,524
Accrued interest	35,675	43,126
Net cash provided by operating activities	305,493	76,474
Cash flows from investing activities:		
Payments for construction in progress	(2,453,543)	(1,583,792)
Net cash used in investing activities	(2,453,543)	(1,583,792)
Cash flows from financing activities:		
Proceeds from issuance of note payable	2,284,924	1,656,474
Payment of loan fees	-	(146,652)
Payment of deferred offering costs	(67,477)	-
Net cash provided by financing activities	2,217,447	1,509,822
Net increase in cash	69,397	2,504
Cash, beginning of period	2,504	-
Cash, end of period	$ 71,901	$ 2,504
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 80,517	$ 13,765
Cash paid for income taxes	$ 1,600	$ -
Noncash investing and financing activity:		
Land acquired through issuance of related party notes payable	$ -	$ 1,563,000

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Bressi Development LLC (the "Company") is a California limited liability company formed on May 5, 2010 for the purposes of acquiring, developing, constructing, and maintaining property located in Carlsbad, California for a residential care facility for the elderly.

To the extent permitted by the California Corporations Code, members of the Company are not personally liable for the liabilities of the Company.

Distributions and Allocations

The Operating Agreement (the "Agreement"), as amended, defines the allocation of income, losses, and distributions among the members:

As to income, subject to certain exceptions as defined in the Agreement:

- First, to the members, in proportion to the cumulative net losses previously allocated;
- Thereafter, to the members, so that the income of each member at the end of the taxable year is equal to the amount such member is entitled to receive under the Agreement.

As to losses:

- First, to the members, in proportion to the cumulative net income previously allocated;
- Second, to the members, in accordance with their respective positive capital account balance until all the positive capital account balances have been reduced to zero;
- Thereafter, to the members, in accordance with their respective percentage interests.

As to distributions of cash available from operations (made at discretion of managers):

- 50% to the Class A members, 25% to the Class B members, and 25% to the Class C members, in proportion to their respective percentage interests by class.

As to distribution of net proceeds from a capital transaction:

- First, to the members, in proportion to their respective capital contributions, less any amounts so distributed to them previously;
- Thereafter, 50% to the Class A members, 25% to the Class B members, and 25% to the Class C members, in proportion to their respective percentage interests by class.

Pursuant to the construction note payable (Note 3), any distributions to the members requires the prior written approval of Mutual of Omaha Bank, except for distributions related to the payment of income taxes by the members relating to the activities of the Company, provided that after giving effect to such distributions, the Company has a debt to service coverage ratio of no less than 1.25 to 1.

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash

The Company maintains its cash account with a financial institution with its funds insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company's cash balances may exceed the FDIC insured limits at times. The Company has not experienced any losses in such amounts, and believes it is not exposed to any significant credit risk related to cash.

Construction in Progress

The Company follows authoritative guidance issued by the Financial Accounting Standards Board which establishes whether costs associated with acquiring, developing, constructing, selling, and renting real estate projects should be capitalized. Construction in progress is stated at cost, which includes the cost of construction and other direct costs attributable to the construction. As of June 30, 2011 (unaudited) and December 31, 2010, no provision for depreciation has been made as the related assets are not yet completed and placed in service.

Capitalized Interest

The Company capitalizes interest cost on borrowings incurred during the construction period and includes such amounts in construction in progress. As of June 30, 2011 and December 31, 2010, the Company has capitalized interest in the amount of $199,969 (unaudited) and $69,112, respectively, including amortization of loan origination fees.

Loan Origination Fees

Costs associated with the origination of loans are capitalized and amortized over the term of the related loan. During the construction period, the amortization of loan origination fees are added to construction in progress. Loan origination fees are presented net of accumulated amortization in the amount of $26,886 (unaudited) and $12,221 as of June 30, 2011 and December 31, 2010, respectively. As of December 31, 2010, the Company expects to incur loan fee amortization of approximately $29,000 per year from 2011 to 2014 and $19,000 in 2015.

Deferred Offering Costs

The Company defers costs directly associated with its offering of securities and will charge these costs against the gross proceeds of the offering upon completion. As of June 30, 2011, the Company has deferred offering costs of $67,477 (unaudited).

Income Taxes

The Company is treated as a partnership for income tax reporting purposes, rather than as an association taxable as a corporation. Accordingly, no provision or benefit related to income taxes related to the operations of the Company is included in the accompanying financial statements. The income and expense of the Company are allocated to individual members who are then taxed based on their own individual tax situations. The tax returns and amounts of distributable income or loss of the Company are subject to examination by federal and state taxing authorities. If such examination results in a change in the Company's income tax status, a provision for income taxes may need to be recorded.

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent Events

The Company has evaluated subsequent events through the date of the independent accountants' review and independent auditors' reports, which is the date the financial statements were available to be issued.

NOTE 2. CONSTRUCTION IN PROGRESS

Construction in progress consisted of the following as of:

	June 30, 2011 (Unaudited)	December 31, 2010 (Audited)
Land and site preparation	$ 1,563,000	$ 1,563,000
Development and other costs	4,064,221	1,596,013
	$ 5,627,221	$ 3,159,013

The estimated cost to complete the facility is approximately $3.6 million (unaudited) as of June 30, 2011, including furniture, fixtures, and equipment.

NOTE 3. CONSTRUCTION NOTE PAYABLE

On August 1, 2010, the Company entered into a non-revolving construction loan for up to $8,000,000 with Mutual of Omaha Bank to finance the construction and operation of the residential care facility. The loan is secured by the deed of trust for the property and is guaranteed by certain members of the Company as well as two related party entities. In addition, the Company has assigned all leases, rents, lease guaranties, and bankruptcy claims to Mutual of Omaha Bank.

The loan bears interest at the rate that is the greater of 5.25% or *The Wall Street Journal* Prime Rate (the "Prime Rate") plus 2.25% for the period beginning August 1, 2010 through the earlier of 24 months or the date on which the Company and R.A.C. Bressi, LP ("R.A.C."), a related party, first obtain a debt service coverage ratio of 1.25 (the "Conversion Date"). Commencing on the Conversion Date, interest shall accrue at the rate that is the greater of 5.75% or the 3-year treasury rate plus 4%. As of June 30, 2011 (unaudited) and December 31, 2010, the loan accrues interest at 5.5%. Interest only payments are due monthly commencing on the date of the note through the Conversion Date. Beginning in the month following the Conversion Date, principal and interest shall be payable in equal monthly installments based on a 25 year amortization schedule with a final payment of all remaining unpaid principal and interest due on August 1, 2015, subject to the Company's option to extend the term of the loan for an additional 3-year period.

Beginning on a date no later than 12 months following the Conversion Date, the loan requires compliance with certain financial covenants, including a minimum profit level and maintenance of a debt service coverage ratio.

NOTE 3. CONSTRUCTION NOTE PAYABLE (Continued)

Interest in the amount of $7,307 is included in accrued interest as of December 31, 2010. There was no accrued interest on the construction note payable as of June 30, 2011 (unaudited).

NOTE 4. RELATED PARTY TRANSACTIONS/AGREEMENTS

Notes Payable

On August 1, 2010, the Company acquired property to be used for development of a residential care facility from Bressi Holding, LLC ("Holding"), a member of the Company, through a promissory note in the amount of $1,563,000, of which $821,000 is due to Holding and $742,000 is due to HCG Lending, LLC ("HCG Lending"), also a member of the Company. On August 24, 2010, HCG Lending assigned $200,000 of its interest in the promissory note to the managing members of the Company in exchange for $200,000.

The note is secured by the property (subordinate to the bank – see Note 3) and accrues interest at the greater of 5.25% or the Prime Rate plus 2.25% for the period beginning August 1, 2010 through the Conversion Date. For the period from the Conversion Date to the maturity date, which is the earlier of (i) August 1, 2015, subject to the option to extend, (ii) the sale or transfer of the property, or (iii) the repayment of the bank construction loan, interest shall accrue at the greater of 5.75% or the 3-year treasury rate plus 4%. As of June 30, 2011 (unaudited) and December 31, 2010, the note accrues interest at 5.5%. Interest-only payments are due monthly beginning in the month following the Conversion Date. All principal and accrued interest shall be payable on the maturity date.

Interest in the amount of $78,801 (unaudited) and $35,819 is accrued as of June 30, 2011 and December 31, 2010, respectively.

Lease Agreement

On August 1, 2010, the Company entered into a lease agreement with R.A.C., the prospective tenant, where the Company will lease the residential care facility to R.A.C. for a period of 25 years. No rent will be collected for the period from August 1, 2010 through the Conversion Date. Commencing on the Conversion Date through August 1, 2015, rent shall be an amount equal to the contractual debt service on the construction note payable. Thereafter, the Company and R.A.C. will renegotiate the rent amount for the remaining term of the lease agreement.

Service Agreement

On August 1, 2010, the Company entered into a service agreement with Health Care Group ("HCG") whereby HCG will provide development services in connection with the Company's construction and development of the residential care facility for the elderly. The term of the service agreement commenced on August 1, 2010 and will terminate upon completion of construction, to be evidenced by the Company's receipt of a certificate of occupancy from the City of Carlsbad, California. Total fees to HCG will be $260,000. As of June 30, 2011 and December 31, 2010, included in construction in progress are fees paid to HCG in the amount of $200,000 (unaudited) and $80,000, respectively.

NOTE 4. RELATED PARTY TRANSACTIONS/AGREEMENTS (Continued)

Other Consideration to HCG

Pursuant to the amended operating agreement, and as consideration for certain guaranties made by HCG in connection with the construction note payable discussed in Note 3, upon the sale to a third party of the residential care facility, the Company, and/or R.A.C., agree to pay compensation to HCG in an amount to be agreed upon between the Company and HCG after good faith negotiations. In the event that the parties cannot agree upon such amount, then the Company, and/or R.A.C., shall pay 1% of the aggregate net consideration (after payment of commissions and other costs of sale) received by the Company to HCG.

R.A.C. BRESSI, LP

FINANCIAL STATEMENTS, INDEPENDENT ACCOUNTANTS' REVIEW REPORT, AND INDEPENDENT AUDITORS' REPORT

For the Six Months Ended June 30, 2011 (Unaudited) and for the Period from Inception (May 25, 2010) to December 31, 2010



LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP
CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
B K R International

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Partners of
R.A.C. Bressi, LP
San Diego, California

We have reviewed the accompanying balance sheet of R.A.C. Bressi, LP (the "Partnership") as of June 30, 2011, and the related statements of operations and changes in partners' capital and cash flows for the six months then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

/s/ Lavine, Lofgren, Morris & Engelberg, LLP

La Jolla, California
September 23, 2011



LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP | CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
BKR International

INDEPENDENT AUDITORS' REPORT

To the Partners of
R.A.C. Bressi, LP
San Diego, California

We have audited the accompanying balance sheet of R.A.C. Bressi, LP (the "Partnership") as of December 31, 2010, and the related statements of operations and changes in partners' capital and cash flows for the period from inception (May 25, 2010) to December 31, 2010. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R.A.C. Bressi, LP as of December 31, 2010, and the results of its operations and its cash flows for the period from inception (May 25, 2010) to December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ Lavine, Lofgren, Morris & Engelberg, LLP

La Jolla, California
September 23, 2011

R.A.C. BRESSI, LP

Balance Sheets
June 30, 2011 (Unaudited) and December 31, 2010

There were no assets or liabilities as of the dates above.

See independent accountants' review report, independent auditors' report, and accompanying notes to financial statements.

R.A.C. BRESSI, LP

Statements of Operations and Changes in Partners' Capital
For the Six Months Ended June 30, 2011 (Unaudited) and for the Period from Inception (May 25, 2010) to December 31, 2010

There was no activity during these periods.

R.A.C. BRESSI, LP

Statements of Cash Flows
For the Six Months Ended June 30, 2011 (Unaudited) and for the Period from Inception (May 25, 2010) to December 31, 2010

There was no activity during these periods.

NOTE 5. NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

R.A.C. Bressi, LP (the "Partnership" or "R.A.C.") is a California limited partnership formed on May 25, 2010 with Income Property Group, a California Corporation, as its general partner. The Partnership was formed to operate a Carlsbad, California residential care facility for the elderly. As of June 30, 2011, the Partnership has had no activity as the residential care facility is still under construction. The assets of the residential care facility are owned by Bressi Development LLC ("Development"), a related party.

The term of the Partnership shall end December 31, 2040, unless sooner dissolved, as permitted in the Partnership Agreement (the "Agreement").

To the extent permitted by the California Corporations Code, the limited partners are not personally liable for the Partnership's liabilities.

Contributions, Distributions, and Allocations

The Agreement, as amended, defines the allocation of income, losses, and distributions among the general and limited partners as follows:

As to net income:

- First, to the partners, in proportion to the cumulative net losses previously allocated;
- Thereafter, to the partners, so that the income of each partner at the end of the taxable year is equal to the amount such partner is entitled to receive under the Agreement.

As to losses:

- First, to the partners, in proportion to the cumulative net income previously allocated;
- Second, to the partners, in accordance with their respective positive capital account balances until all the positive capital account balances have been reduced to zero;
- Thereafter, to the partners, in accordance with their percentage interests.

As to distributions of cash from operations (at the discretion of the general partner):

- First, to the Class A limited partners in proportion to their respective percentage interests up to $250,000 for the fiscal year;
- Second, to the Class B limited partners in proportion to their respective percentage interests up to $125,000 for the fiscal year;
- Third, to the Class C limited partners in proportion to their respective percentage interests up to $125,000 for the fiscal year;
- Thereafter, 1% to the general partner, 50% to the Class A limited partners, 25% to the Class B limited partners, and 24% to the Class C limited partners, in proportion to their respective percentage interests by class.

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

As to distributions of net proceeds from a capital transaction:

- First, to the partners, in proportion to their respective capital contributions, less any amounts so distributed to them previously;
- Thereafter, 1% to the general partner, 50% to the Class A limited partners, 25% to the Class B limited partners, and 24% to the Class C limited partners, in proportion to their respective percentage interests by class.

Additionally, pursuant to the Agreement, one of the limited partners is obligated to contribute up to $1,175,000 to the capital accounts of the Partnership at times and amounts as determined by the general partner.

Pursuant to the Partnership's guarantee of Development's bank loan (Note 2), any distributions to the partners require the prior written approval of Mutual of Omaha Bank, except for distributions related to the payment of income taxes by the partners relating to the activities of the Partnership, provided that after giving effect to such distributions, the Partnership has a debt to service coverage ratio of no less than 1.25 to 1.

Income Taxes

The Partnership is treated as a partnership for income tax reporting purposes, rather than as an association taxable as a corporation. Any partnership income and expense are allocated to individual partners who are then taxed based on their own tax situations. The tax returns and amounts of distributable income or loss of the Partnership are subject to examination by federal and state taxing authorities. If such examination results in a change in the Partnership's income tax status, a provision for income taxes may need to be recorded.

Subsequent Events

The Partnership has evaluated subsequent events through the date of the independent accountants' review and independent auditors' reports, which is the date the financial statements were available to be issued.

NOTE 6. RELATED PARTY AGREEMENTS

Management Agreement

The Partnership entered into a management agreement to be effective October 1, 2011 with Health Care Group ("HCG"), a related party. HCG will manage and operate the residential care facility, when completed, on behalf of the Partnership. A management fee of the greater of 5% of the Partnership's gross revenue from operations or $18,000 will be paid to HCG on a monthly basis. The initial term of the agreement is 10 years and shall be extended for successive one year terms, unless terminated by either party.

NOTE 2. RELATED PARTY AGREEMENTS (Continued)

Lease Agreement

On August 1, 2010, the Partnership entered into an agreement with Development, the lessor, whereby R.A.C. will lease the residential care facility from Development for a period of 25 years. No rent will be due for the period from August 1, 2010 through the earlier of 24 months or the date that Development and R.A.C. first obtain a debt service coverage ratio of 1.25 (the "Conversion Date"). Commencing on the Conversion Date through August 1, 2015, rent shall be in an amount equal to the contractual debt service on the construction note payable held by Development. Thereafter, Development and R.A.C. will renegotiate the rent payable for the remaining term of the lease agreement.

Guaranty of Loan

The Partnership has guaranteed full payment of the construction note payable held by Development to the lender in the event of default by Development. As of June 30, 2011, the total amount outstanding on the loan is $3,941,398; the maximum borrowing allowed pursuant to the construction loan is $8,000,000.

Other Consideration to HCG

Pursuant to the amended operating agreement, and as consideration for certain guaranties made by HCG in connection with the construction note payable held by Development, upon the sale to a third party of the residential care facility, the Partnership, and/or Development, agree to pay compensation to HCG in an amount to be agreed upon between the Partnership and HCG after good faith negotiations. In the event that the parties cannot agree upon such amount, then the Partnership, and/or Development, shall pay 1% of the aggregate net consideration (after payment of commissions and other costs of sale) received by the Partnership to HCG.

APPENDICES

All Appendices other than Appendix C, the form of Purchaser Questionnaire and Subscription Agreement, are contained on the CD-Rom Disk enclosed with this Offering Circular.

Appendix C is set forth below.

APPENDIX C

PURCHASER QUESTIONNAIRE AND SUBSCRIPTION AGREEMENT

PURCHASER QUESTIONNAIRE AND SUBSCRIPTION AGREEMENT

Class A Units of Membership Interest
In
ActivCare at Bressi Ranch, LLC

Please read carefully the Offering Circular (the "Circular") for the sale of Class A Units of Membership Interests (the "Offered Units") in ActivCare at Bressi Ranch, LLC (the "Company") dated _____________, and all exhibits and supplements thereto, before deciding to invest.

AS A PROSPECTIVE INVESTOR IN THE OFFERED UNITS YOU SHOULD EXAMINE THE SUITABILITY OF THIS TYPE OF INVESTMENT IN THE CONTEXT OF YOUR OWN NEEDS, INVESTMENT OBJECTIVES AND FINANCIAL CAPABILITIES, AND YOU SHOULD MAKE YOUR OWN INDEPENDENT INVESTIGATION AND DECISION AS TO SUITABILITY AND AS TO THE RISK AND POTENTIAL GAIN INVOLVED. ALSO, AS A PROSPECTIVE INVESTOR IN THE OFFERED UNITS YOU ARE ENCOURAGED TO CONSULT WITH YOUR ATTORNEY, ACCOUNTANT, FINANCIAL CONSULTANT OR OTHER BUSINESS OR TAX ADVISOR REGARDING THE RISKS AND MERITS OF THE PROPOSED INVESTMENT.

This offering is limited to investors who certify that they meet all of the suitability requirements set forth in the Circular for the purchase of the Offered Units.

If you meet these qualifications and desire to purchase Offered Units, please complete, sign and deliver this Purchaser Questionnaire and Subscription Agreement ("Subscription Agreement") to Courtlandt Securities Corporation ("Courtlandt") at the address set forth below, and deliver your check, payable to "Comerica Bank, as Escrow Agent for ActivCare at Bressi Ranch, LLC," in the amount of the purchase price for your Offered Units to Courtlandt at the address below. You may also submit your purchase price to Comerica Bank via wire transfer pursuant to the wiring instructions set forth below. If you submit your purchase price via wire transfer, please attach a copy of the completed wire instructions regarding your transfer to this Subscription Agreement.

Courtlandt Securities Corporation
Courtlandt Securities Corporation
3991 MacArthur Blvd.,
Suite 320
Newport Beach, California
92660
Attention: Andrew Litwin
Telephone: (800) 994-7094 x224
Facsimile: (949) 251-6911

Comerica Bank

Comerica Bank
Special Corporate Financial Services
Two Embarcadero Center, Suite 300
San Francisco, California 94111
Attention: Larry Nelson
Vice President
Telephone: (415) 477-3248
Facsimile: (415) 477-3240

Wiring Instructions

COMERICA BANK
Two Embarcadero Center, Suite 300
San Francisco, CA 94111
Attention: Special Corporate Financial Services, Br #80947
Account Name: Comerica Bank
Account No: 1893190957
Special Instructions: Escrow No. 49508-0339SUB/ActivCare

For International Wires Only: SWIFT Bank Identification Code: MNBD US 33

The Company will cause Courtlandt to transmit checks received in accordance with the foregoing instructions to the Escrow Agent pursuant to the following procedures:

(i) Where, pursuant to Courtlandt's internal supervisory procedures, internal supervisory review is conducted at the same location at which subscription documents and checks are received from subscribers, checks will be transmitted by noon of the next business day following receipt by Courtlandt to the Escrow Agent for deposit with the Escrow Agent.

(ii) Where, pursuant to a Courtlandt's internal supervisory procedures, final internal supervisory review is conducted at a different location, checks will be transmitted by 5:00 pm of the next business day following receipt by Courtlandt to the office of Courtlandt conducting such final internal supervisory review (the "**Final Review Office**"). The Final Review Office will in turn transmit by noon of the next business day following receipt at a different location by the Final Review Office such checks to the Escrow Agent for deposit directly with the Escrow Agent.

Upon receipt of the signed Subscription Agreement, verification of your investment qualifications, and acceptance by the Company, the Company will notify you of receipt and acceptance of your subscription. Until subscriptions for the entire offering amount of $5,000,000 are received, all subscription proceeds for Offered Units will be held in an escrow account as described in the Circular. The Company reserves the right, in its sole discretion, to accept or reject your subscription, in whole or in part, for any reason whatsoever. Any subscription application not accepted within 30 days of receipt shall be deemed rejected. If your subscription is rejected in whole, your subscription payment will be returned to you in full, with any interest accrued thereon, and this Subscription Agreement shall be terminated and of no further effect. If we accept only a portion of your subscription, we will return the balance of your subscription payment with any interest accrued thereon. Any questions about subscriptions should be directed to Andrew Litwin at the contact information shown above.

Important Note: The person or entity actually making the decision to invest in the Offered Units should complete and execute this Subscription Agreement.

PURCHASER QUESTIONNAIRE AND SUBSCRIPTION AGREEMENT

Class A Units of Membership Interest
In
ActivCare at Bressi Ranch, LLC

This Subscription Agreement relates to my agreement to purchase ____ Class A Units of Membership Interest (the "Offered Units") to be issued by ActivCare at Bressi Ranch, LLC, a California limited liability company (the "Company"), for a purchase price of $1,000.00 per Offered Unit ($20,000 (20 Offered Units) minimum purchase), for a total purchase price of $_____________ ("Subscription Price"), subject to the terms, conditions, acknowledgments, representations and warranties stated herein and in the Offering Circular for the sale of the Offered Units, dated _____________, and all exhibits and supplements thereto (collectively, the "Circular"). Simultaneously with the execution and delivery hereof, I am either (i) transmitting a check for my Subscription Price payable to the order of "Comerica Bank, as Escrow Agent for ActivCare at Bressi Ranch, LLC," to Courtlandt Securities Corporation, who will forward the check to the Comerica Bank, as escrow agent for the Company in accordance with the procedures set forth above, or (ii) making a wire transfer (pursuant to the instructions set forth above) in the amount of my Subscription Price and attaching my completed wiring instructions for my transfer to this Subscription Agreement. I understand that if I wish to purchase Offered Units, I must complete this Subscription Agreement and submit the applicable Subscription Price.

In order to induce the Company to accept this Subscription Agreement for the Offered Units and as further consideration for such acceptance, I hereby make, adopt, confirm and agree to all of the following covenants, acknowledgments, representations and warranties with the full knowledge that the Company and its affiliates will expressly rely thereon in making a decision to accept or reject this Subscription Agreement:

1. My primary state of residence/business is: _____________________________ .

2. My date of birth is: ________________________________ (Individuals only).

3. FOR INDIVIDUALS NOT RESIDING IN CALIFORNIA, OR ENTITIES NOT WITH THEIR PRIMARY PLACE OF BUSINESS IN CALIFORNIA, PLEASE INITIAL ANY ONE OR MORE CATEGORIES WHICH APPLY:

______ I have a net worth (excluding the value of my home, furnishings and automobiles) of at least $250,000; or

______ I have a gross annual income of at least $70,000 and a net worth of at least $70,000.

______ In the case of sales to fiduciary accounts (such as an IRA, Keogh Plan, or pension or profit sharing plan), the beneficiary, the fiduciary account or the person who directly or indirectly supplied the funds for the purchase of our Offered Units (if that person is the fiduciary) meets one of the foregoing standards.

4. IN ADDITION, SOLELY FOR RESIDENTS OF MICHIGAN, OR ENTITIES WITH THEIR PRIMARY BUSINESS IN MICHIGAN:

______ I have a net worth of at least ten (10) times the purchase price of the Offered Units subscribed for hereby.

5. FOR RESIDENTS OF CALIFORNIA, OR ENTITIES WITH THEIR PRIMARY BUSINESS IN CALIFORNIA, PLEASE INITIAL ANY ONE OR MORE CATEGORIES WHICH APPLY:

I am a "qualified purchaser" as that term is defined in Section 25102(n) of the California Corporations Code by reason of being at least one of the following:

______ The trustee of the Company, a general partner of the Company, or any officer or director of the general partner of the Company.

______ A person occupying a position with the Company, or with the general partner of the Company, with duties and authority substantially similar to those of an executive officer of a corporation.

______ One of the following:

(1) A relative, spouse or relative of the spouse of an otherwise qualified purchaser who has the same principal residence as the purchaser;

(2) A trust or estate in which an otherwise qualified purchaser and any of the persons related to such purchaser as specified in clause (1) or clause (3) collectively have more than 50% of the beneficial interest (excluding contingent interests);

(3) A corporation or other organization of which an otherwise qualified purchaser and any of the persons related to such purchaser as specified in clause (1) or clause (2) collectively are beneficial owners of more than 50% of the equity securities (excluding director's qualifying shares) or equity interests. "Relative" means a person related by blood, marriage or adoption.

______ An individual who is a "promoter" of the issuer, as defined in Subsection (f) of Section 260.102.12 of the California Code of Regulations.

______ A person purchasing $150,000 or more of the Offered Units, provided such person meets either one of the following (please circle (1) or (2) below, or both as applicable, if initialing this criterion):

(1) Such person, or such person's professional advisor, has the capacity to protect such person's own interests in connection with the transaction, as provided in Section 25102(f)(2) of the California Corporations Code.

(2) The investment (including mandatory assessments) does not exceed 10% of such person's net worth or joint net worth with that person's spouse.

______ A small business investment company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Company Act of 1958, and a business development company as defined in Section 2(a)(48) of the Investment Company Act of 1940, and a private business development company as defined in Section 202(a)(22) of the Investment Advisors Act of 1940.

______ A person who comes within one of the categories of an "accredited investor" in Rule 501(a) of Regulation D adopted by the Securities and Exchange Commission under the Securities Act of 1933.

______ An entity in which all of the equity owners are persons specified in Section 25102(i) of the California Corporations Code; Rule 260.102.10 of the California Code of Regulations; or subsections (a), (b), (c), (d), (f) and (g) above; or who are "officers, directors or affiliates of the issuer" as that term is used in Section 25102(f) of the California Corporations Code.

______ A (1) bank, savings and loan association, trust company, insurance company, investment company registered under the Investment Company Act of 1940, pension or profit-sharing trust (other than a pension or profit-sharing trust of the issuer, a self-employed individual retirement plan, or individual retirement account), or other institutional investor or governmental agency or instrumentality that the commissioner may designate by rule, whether the purchaser is acting for itself or as trustee, or (2) any corporation with outstanding securities registered under Section 12 of the Securities Exchange Act of 1934 or any wholly owned subsidiary of the corporation that after the offer and sale will own directly or indirectly 100 percent of the outstanding capital stock of the issuer, provided the purchaser represents that it is purchasing for its own account (or for the trust account) for investment and not with a view to or for sale in connection with any distribution of the security.

______ A pension or profit-sharing trust of the Company, a self-employed individual retirement plan, or an individual retirement account, if the investment decisions made on behalf of the trust, plan, or account are made solely by persons who are qualified purchasers.

______ An organization described in Section 501(c)(3) of the Internal Revenue Code, or the Code, corporation, Massachusetts or similar business trust, or partnership, each with total assets in excess of five million dollars ($5,000,000) according to its most recent audited financial statements

______ A natural person who, either individually or jointly with the person's spouse, (i) has a minimum net worth of two hundred fifty thousand dollars ($250,000) and had, during the immediately preceding tax year, gross income in excess of one hundred thousand dollars ($100,000) and reasonably expects gross income in excess of one hundred thousand dollars ($100,000) during the current tax year or (ii) has a minimum net worth of five hundred thousand dollars ($500,000). "Net worth" shall be determined exclusive of home, home furnishings, and automobiles. Other assets included in the computation of net worth may be valued at fair market value. Further, the amount of investment by any natural person may not exceed 10% of the net worth, as determined in accordance with the above, of such natural person.

6. Please initial next to the appropriate statement.

________ The Offered Units are not being purchased by or on behalf of:

(a) an employee benefit plan (as defined in Section 3(3) of the Employment Retirement Insurance Security Act of 1974 ("ERISA")), whether or not it is subject to Title I of ERISA;

(b) a plan described in Section 4975 of the Internal Revenue Code of 1986 (the "Code");

(c) an entity whose underlying assets include plan assets by reason of a plan's investment in such entity (including but not limited to an insurance company general account); or

(d) an entity that otherwise constitutes a "benefit plan investor" within the meaning of the Department of Labor Regulations Section 2510.3-101 (29 C.F.R. Section 2510.3-101) (categories (a) through (d) collectively, an "ERISA Entity").

_______ The Offered Units are being purchased by or on behalf of an ERISA Entity and I:

(a) further represent and warrant that its purchase and holding of Offered Units either does not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, or is eligible for coverage under one or more statutory or administrative exemptions from the prohibited transaction rules of ERISA and the Code; and

(b) agree to provide to the Company, promptly upon request, all additional information that the Company determines to be reasonably necessary in order to determine whether the undersigned meets the suitability standards for ownership of the Offered Units.

7. Under penalties of perjury, I certify:

(a) that the number shown on this form is my correct taxpayer identification number/social security number, and

(b) that I am not subject to backup withholding because (initial one):

_______ I have not been notified that I am subject to backup withholding as a result of a failure to report all interest or dividends; or

_______ The Internal Revenue Service has notified me that I am no longer subject to backup withholding.

8. I understand that the Company reserves the right to, in its sole discretion, accept or reject this subscription, in whole or in part, for any reason whatsoever. In the event this subscription is rejected in whole by the Company, the funds transmitted herewith shall be returned to the undersigned in full, with any interest accrued thereon, and this Subscription Agreement shall be terminated and of no further effect. In the event the Company accepts only a portion of this subscription, the funds not accepted will be returned to the undersigned with any interest accrued thereon.

9. My overall commitment to investments that are not readily marketable is not disproportionate to my individual net worth, and my investment in the Offered Units will not cause such overall commitment to become excessive. I have adequate means of providing for my financial requirements, both current and anticipated, and have no need for liquidity in this investment. I can bear and am willing to accept the economic risk of losing my entire investment in the Offered Units.

10. All information that I have provided to the Company herein concerning my suitability to invest in the Offered Units is complete, accurate and correct as of the date of my signature on the last page of this Subscription Agreement. I hereby agree to notify the Company immediately of any material change in any such information occurring prior to the acceptance of this Subscription Agreement, including any information about changes concerning my net worth and financial position.

11. I am purchasing the Offered Units for my own account and for investment purposes only and have no present intention, understanding or arrangement for the distribution, transfer, assignment, resale or subdivision of the Offered Units. I understand that, due to the lack of any resale market existing or anticipated to exist for the Offered Units, my investment in the Company may be illiquid and may have to be held indefinitely

12. I have reviewed the Articles of Organization and the Operating Agreement of ActivCare at Bressi Ranch, LLC attached to the Circular (as well as all other exhibits attached thereto) and agree to be bound as a member of the Company by the terms of such agreement. I understand that if my subscription is accepted and the Offered Units are issued to me, then my executed signature page to this Subscription Agreement shall be deemed my executed signature page to the Company's Operating Agreement.

15. This Subscription Agreement shall be construed in accordance with and governed by the laws of the State of California without regard to its choice of law provisions, except as to the type of registration of ownership of Offered Units, which shall be construed in accordance with the state of principal residence of the subscribing investor.

16. I hereby covenant and agree that any dispute, claim or controversy arising out of or related to this Subscription Agreement, the breach hereof, the termination, enforcement, interpretation or validity hereof, or an investment in the Offered Units shall be settled by arbitration in San Diego, California, in accordance with the rules of The American Arbitration Association, and judgment entered upon the award rendered may be enforced by appropriate judicial action. I hereby submit to the *in personam* jurisdiction of such tribunal and waive any objection that such forum is inconvenient or otherwise improper. The arbitration panel shall consist of one member, which shall be the mediator if mediation has occurred or, if there was no mediation, shall be a person agreed to by each party to the dispute within 30 days following notice by one party that he desires that a matter be arbitrated. If there was no mediation and the parties are unable within such 30-day period to agree upon an arbitrator, then the panel shall be one arbitrator selected by the San Diego, California office of the American Arbitration Association which arbitrator shall be experienced in the area of real estate and knowledgeable with respect to the subject matter area of the dispute. The non-prevailing party shall bear any fees and expenses of the arbitrator, other tribunal fees and expenses, reasonable attorneys' fees of both parties, any costs of producing witnesses and any other reasonable costs or expenses incurred by him or the prevailing party. The arbitration panel shall render a decision within 30 days following the close of presentation by the parties of their cases and any rebuttal. The parties shall agree within 30 days following selection of the arbitrator to any prehearing procedures or further procedures necessary for the arbitration to proceed, including interrogatories or other discovery.

BY EXECUTING THIS SUBSCRIPTION AGREEMENT YOU ARE AGREEING TO HAVE CERTAIN DISPUTES DECIDED BY NEUTRAL ARBITRATION, AND YOU ARE GIVING UP ANY RIGHTS YOU MIGHT POSSESS TO HAVE SUCH DISPUTES LITIGATED IN A COURT OR JURY TRIAL. BY EXECUTING THIS AGREEMENT YOU ARE GIVING UP YOUR JUDICIAL RIGHTS TO DISCOVERY AND APPEAL. IF YOU REFUSE TO SUBMIT TO ARBITRATION AFTER AGREEING TO THIS PROVISION, YOU MAY BE COMPELLED TO ARBITRATE. YOUR AGREEMENT TO THIS ARBITRATION PROVISION IS VOLUNTARY.

17. I hereby agree to indemnify, defend and hold harmless the Company, its affiliates and all of their directors, partners, members, managers, shareholders, officers, employees, affiliates and advisors, from any and all damages, losses, liabilities, costs and expenses (including reasonable attorneys' fees and costs) that they may incur by reason of my failure to fulfill all of the terms and conditions of this Subscription Agreement or by reason of the untruth or inaccuracy of any of the representations, warranties or agreements contained herein or in any other documents I have

furnished to any of the foregoing in connection with this transaction. This indemnification includes, but is not limited to, any damages, losses, liabilities, costs and expenses (including reasonable attorneys' fees and costs) incurred by the Company, its affiliates or any of their directors, partners, members, managers, shareholders, officers, employees, affiliates or advisors, defending against any alleged violation of federal or state securities laws which is based upon or related to any untruth or inaccuracy of any of the representations, warranties or agreements contained herein or in any other documents I have furnished in connection with this transaction.

18. I hereby acknowledge and agree that: (a) I may not transfer or assign this Subscription Agreement, or an interest herein, and any purported transfer shall be void; (b) except as specifically described herein, I am not entitled to cancel, terminate or revoke this Subscription Agreement and that this Subscription Agreement will be binding on my heirs, successors and personal representatives; provided, however, that if the Company rejects this Subscription Agreement, this Subscription Agreement shall be automatically canceled, terminated and revoked; (c) this Subscription Agreement constitutes the entire agreement among the parties hereto with respect to the sale of the Offered Units and may be amended, modified or terminated only by a writing executed by all parties (except as provided herein with respect to rejection of this Subscription Agreement by the Company); (d) within two days after receipt of a written request from the Company, I agree to provide such information and to execute and deliver such documents as may be necessary to comply with any and all laws and regulations to which the Company is subject; and (e) my representations and warranties set forth herein shall survive the sale of the Offered Units pursuant to this Subscription Agreement.

19. I am not making this investment in any manner as a representative of a charitable remainder unitrust or a charitable remainder trust.

20. I (we) wish to own my (our) Offered Units as follows (initial one).

(a) _______ Separate or individual property. (In community property states, if the Purchaser is married, his (her) spouse must submit written consent if community funds will be used to purchase the Offered Units.)

(b) _______ Husband and Wife as community property. (Community property states only. Husband and Wife should both sign all required documents unless advised by their attorney that one signature is sufficient.)

(c) _______ Husband and Wife as community property with right of survivorship. (Community property states only. Husband and Wife should both sign all required documents unless advised by their attorney that one signature is sufficient.)

(d) _______ Joint Tenants with right of survivorship. (Both parties must sign all required documents unless advised by their attorney that one signature is sufficient.)

(e) _______ Tenants in Common. (All parties must sign all required documents.)

(f) _______ Trust. (Attach copy of trust instrument and include name of trust, name of trustee, and date trust was formed.)

(g) _______ Corporation, Partnership or Limited Liability Company. (Attach copy of certificate of organization or certificate of limited partnership, if any, and partnership agreement or operating agreement and include evidence of authority for person who executes required documents.)

(h) Other (indicate):

____

(SPECIAL INSTRUCTIONS: In all cases, the person/entity making the investment decision to purchase the Offered Units must complete and sign this Subscription Agreement. Investors must list their principal place of residence rather than their office or other address on the signature page so that the Company can confirm compliance with appropriate securities laws. If you wish correspondence sent to some address other than your principal residence, please provide a mailing address in the blank provided below.)

REGISTRATION INFORMATION

Please print the exact title (registration) you desire on the account, in the case of a corporation, trust or other entity, you should use the full name of such entity:

Mailing address:

E-mail address:

Entity (if applicable)	Federal Employer ID Number	State of Formation
Individuals (if applicable)	Social Security Number	State of Legal Residence
Joint Owner (if applicable)	Social Security Number of Joint Owner	State of Legal Residence

DISTRIBUTIONS	Distribution Address: Please indicate to whom distributions should be sent, if not to the address set forth above. **If you desire your distributions made via direct deposit, please complete the attached Authorization Agreement for Direct Deposit (ACH Credits).**

Name: ______________________________________

Address: ______________________________________

____

RETURN OF CAPITAL DISTRIBUTIONS	Do you want return of capital distributions sent to the person(s) or entity listed above under Registration Information__________ or Distributions/Dividends__________ ? (Initial one)
INVESTOR INFORMATION	Please send all Investor correspondence to the following:

Name: ______________________________________

Address: ______________________________________

____

Work: (____) ______________ Home: (____) ______________

Fax: (____) ______________ Cell: (____) ______________

Primary State of Residence: ______________________________________

Federal Tax ID Number/Social Security Number. ______________________________

E-Mail Address: ______________________________________

EXECUTION	THE UNDERSIGNED HAS THE AUTHORITY TO ENTER INTO THIS SUBSCRIPTION AGREEMENT ON BEHALF OF THE PERSON(S) OR ENTITY REGISTERED ABOVE.

Executed this ___ day of_____________ 20 ___.

X __ ______________________________________
Signature (Investor, or authorized signatory)

Title: ______________________________________

X __ ______________________________________
Signature (Investor, or authorized signatory)

Title: ______________________________________

SUBSCRIPTION ACCEPTED

ACTIVCARE AT BRESSI RANCH, LLC
a California limited liability company

By: Income Property Group,
a California corporation
Its: Manager

By: ______________________________
Its: ______________________________

Dated: ______________________

BROKER/DEALER REPRESENTATIONS AND WARRANTIES

Standards of suitability have been established by ActivCare at Bressi Ranch, LLC and fully disclosed in the section of the Circular entitled "WHO MAY INVEST." Prior to recommending purchase of the Offered Units, we have reasonable grounds to believe, on the basis of information supplied by the investor concerning his or her investment objectives, other investments, financial situation and needs, and other pertinent information that: (i) the investor meets the suitability standards established by the Circular for the investor's state of residence; (ii) the investor resides in a state where the Offering has been registered or is exempt from registration; (iii) the investor has a net worth and income sufficient to sustain the risks inherent in the Offered Units, including loss of the entire investment and lack of liquidity; and (iv) the Offered Units are otherwise a suitable investment for the investor. We will maintain in our files documents disclosing the basis upon which the suitability of this investor was determined.

We verify that the above subscription either does not involve a discretionary account or, if so, that we have made the investor aware, prior to subscribing for the Offered Units, of the risks entailed in investing in the Offered Units.

Broker/Dealer Firm Name:____

Registered Representative:____
(Please Print)

____
Registered Representative's BRANCH ADDRESS, City, State, Zip

Branch Phone Number: (______)________________________

E-mail address: __________________________________

I hereby certify that I am registered in __________________ , the state of sale.

____
Signature of Registered Representative

AUTHORIZATION AGREEMENT FOR DIRECT DEPOSIT (ACH CREDITS)

Individual/Trust/Entity Name:____
Individual/Trust/Entity Tax ID Number:____________________________________

I (we) hereby authorize ActivCare at Bressi Ranch, LLC, or its designee, hereinafter called the Company, to initiate credit entries to my ~ Checking Account/ ~ Savings Account/ ~ IRA Account (select one) at the depository financial institution named below, hereinafter called DEPOSITORY and to credit my (our) distributions to such account. I (we) acknowledge that the origination of ACH transactions to my (our) account must comply with the provisions of U.S. law.

Depository Name: ____________________________ Branch:____________________________

City:____________________________ State:______________ Zip:__________

Routing Number:____________________________ Account Number:____________________________

This authorization is to remain in full force and effect until the Company has received written notification from me (or either of us) of its termination in such time and in such manner as to afford the Company and DEPOSITORY a reasonable opportunity to act on it.

Name:____________________________ Tax ID Number/ Social Security Number:__________________

Signature:____________________________ Date:______________, 20____

Joint Owner (if applicable):

Name:____________________________ Tax ID Number/ Social Security Number:__________________

Signature:____________________________ Date:______________, 20____

If you are authorizing a direct ACH credit, please attach a voided check for the account listed above.

PART III – EXHIBITS

EXHIBIT INDEX

Exhibit Number	Exhibit Description
(1)	Managing Broker-Dealer Agreement by and between Courtlandt Securities Corporation and us**
(2)(a)	Articles of Organization of the issuer**
2(b)	Operating Agreement of the issuer**
(4)	Form of Purchaser Questionnaire and Subscription Agreement*
(6)(a)	Management Agreement by and between R.A.C. Bressi, LP and Health Care Group**
6(b)	Agreement between Bressi Development LLC and Bycor General Contractors, Inc.**
6(c)(i)	Loan Agreement (Non-Revolving Construction Loan Converting to Mini-Perm Loan) by and between Bressi Development LLC and Mutual of Omaha Bank.**
6(c)(ii)	Construction Deed of Trust with Assignment of Rents, Security Agreement and Fixture Filing by and among Bressi Development LLC, Chicago Title Company and Mutual of Omaha Bank.**
6(d)	Lease by and between Bressi Development LLC and R.A.C. Bressi, LP.**
6(e)	Form of Fully Amended and Restated Operating Agreement of Bressi Development LLC.**
6(f)	Form of Fully Amended and Restated Agreement of Limited Partnership of R.A.C. Bressi, LP.**
6(g)	Reorganization Agreement between all the current members of Bressi Development LLC, all the current limited partners of R.A.C. Bressi, LP, and us.**
6(h)	Unsecured Promissory Note made by R.A.C. Bress, LP in favor of William M. Chance, as Trustee under Declaration of Trust dated February 16, 1988, Trust No. 2, as amended, Daniel Kevin Moriarty, as Trustee of the Moriarty Cary Family Trust dated January 2, 1990, as amended, and Daniel A. Moriarty, as Trustee under Declaration of Trust dated April 26, 1988, as amended.
(9)	Escrow Agreement by and between Comerica Bank and us.**
(10)(a)	Consent of Lavine, Lofgren, Morris and Engelberg LLP.**
(10)(b)	Consent of Courtlandt Securities Corporation as underwriter.**
(10)(c)	Consent of Valuation and Information Group.
(11)	Opinion of Kaplan & Frank, PLC regarding legality of the Offered Units.**
(12)	Sales Materials.**
(15)(a)	Opinion of Kaplan & Frank, PLC regarding certain tax matters.***
15(b)	Market Study of a Proposed Assisted Living Facility at the Southeast Corner of TownGarden Road and Cottage Drive, dated July 10, 2009.

15(c) Appraisal of a Proposed Memory Care Facility at 6255 Nygaard St., Carlsbad, CA, dated February 8, 2010.

* Set forth in the Offering Circular as Appendix C
** Previously Filed
*** To be Filed by Amendment

SIGNATURES

The issuer has duly caused this Amendment No. 3 to its offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California.

ActivCare at Bressi Ranch, LLC,
a California limited liability company

By: Income Property Group,
a California corporation
Its: Manager



By:
Name: W. Major Chance
Its: Chief Executive Officer

A MAJORITY OF THE DIRECTORS OF INCOME PROPERTY GROUP, SOLE MANAGER OF THE ISSUER



W. Major Chance



D. Kevin Moriarty



Todd A. Shetter

Exhibit (1)

(Previously Filed)

Exhibit (2)(a)

(Previously Filed)

Exhibit (2)(b)

(Previously Filed)

Exhibit (4)

Set forth in the Offering Circular as Appendix C

Exhibit (6)(a)

(Previously Filed)

Exhibit (6)(b)

(Previously Filed)

Exhibit (6)(c)(i)

(Previously Filed)

Exhibit (6)(c)(ii)

(Previously Filed)

Exhibit (6)(d)

(Previously Filed)

Exhibit (6)(e)

(Previously Filed)

Exhibit (6)(f)

(Previously Filed)

Exhibit (6)(g)

(Previously Filed)

Exhibit 6(h)

(See Attached)

COPY

UNSECURED PROMISSORY NOTE

$600,000 October 18, 2011

FOR VALUE RECEIVED, R.A.C. BRESSI, LP, a California limited partnership ("Borrower"), whose address is 9619 Chesapeake Drive, Suite 103, San Diego, California 92123, promises to pay to the order of William M. Chance, as Trustee under Declaration of Trust dated February 16, 1988, Trust No. 2, as amended, Daniel Kevin Moriarty, as Trustee of the Moriarty Cary Family Trust dated January 2, 1990, as amended, and Daniel A. Moriarty, as Trustee under Declaration of Trust dated April 26, 1988, as amended (collectively, "Lender") at 9619 Chesapeake Drive, Suite 103, San Diego, California 92123, or at such other place as Lender may from time to time in writing designate, in lawful money of the United States of America, the principal sum of Six Hundred Thousand and NO/100 Dollars ($600,000), together with interest on the principal balance of this Note outstanding from time to time, from the date of this Note until fully repaid at the rate hereinafter set forth. Notwithstanding any provision to the contrary contained in this Note, all amounts paid by Borrower to Lender pursuant to the terms hereof shall paid to Lender in accordance with the percentages set forth in Exhibit A attached hereto.

1. **Definitions**. As used herein, the terms "Borrower" and "Lender" have the meanings assigned in the preceding paragraph, and the following terms have the following meanings:

(a) "Default Rate" means the lesser of (a) a fixed annual rate equal to five percent (5%) plus the Interest Rate, or (b) the maximum rate of interest permitted by applicable law.

(b) "Expenses" means all attorneys' fees, court costs and other legal expenses and all other costs and expenses of all kinds which Lender may at any time pay or incur in making the Loan and/or attempting to collect, compromise or enforce, in any respect, this Note, whether or not suit is ever filed, and whether or not in connection with any insolvency, bankruptcy, reorganization, arrangement or other similar proceeding involving Borrower. If Lender pays any such cost or expense, "Expenses" shall also include interest at the Default Rate on any such payment from the date such cost or expense is incurred until repayment to Lender in full.

(c) "Interest Rate" means six percent (6%) per annum.

(d) "Loan" means the loan evidenced by this Note.

(e) "Loan Maturity Date" shall mean the date on which the earlier of the following occurs: (i) the closing of that certain offering by ActivCare at Bressi Ranch, LLC of 5,000 of its Class A Units of Membership Interests, or (ii) January 31, 2012.

(f) "Note" means this promissory note, and any renewals, extensions, amendments or supplements hereof.

2. **Interest**. From the date of initial disbursement and including the date the entire principal balance of this Note is paid in full, the principal balance of this Note outstanding from time to time shall bear interest at the Interest Rate. In computing the number of days during which interest accrues, the day on which funds are initially advanced shall be included regardless of the time of day such advance is made, and the day on which funds are repaid shall be included. Interest

shall be computed hereunder on the basis of a 360-day year consisting of 12 months of 30 days each.

3. **Payment of Principal and Interest**.

On the Loan Maturity Date, Borrower shall make a balloon payment that shall include any unpaid principal, any interest accrued and unpaid thereon, and any and all other sums due under this Note.

4. **Prepayment**. The Loan may be prepaid in whole or in part upon five (5) business days' prior written notice to Lender without the imposition of a prepayment charge or premium, provided that all sums paid by Borrower shall be first applied to accrued interest for the preceding month, then to any Expenses outstanding to Lender, with the balance of such payment applied to principal.

5. **Maximum Rate of Interest**. Notwithstanding any provision to the contrary contained in this Note, the total liability for payments of interest and payments in the nature of interest, including without limitation, all charges, fees or any sums which may at any time be deemed to be interest, shall not exceed the amount which Lender may lawfully collect. In the event the total liability for payments of interest and payments in the nature of interest, including without limitation, all charges, fees or other sums which may at any time be deemed to be interest, shall, for any reason whatsoever, result in an effective rate of interest, which for any month or other interest payment period exceeds the amount which Lender may lawfully collect, all sums in excess of those lawfully collectible as interest for the period in question shall, without further notice to any party hereto, be applied as a reduction of the principal balance hereof immediately upon receipt of such sums by Lender, with the same force and effect as though Borrower had specifically designated such excess sums to be so applied to the reduction of principal; provided, however, that Lender may, at any time, and from time to time, elect, by notice in writing to Borrower, to waive, reduce or limit the collection of any sums (or refund to Borrower any sums collected) in excess of those lawfully collectible as interest rather than accept such sums as prepayment of principal.

6. **Late Charge**. If all or any portion of any payment or deposit required hereunder (other than the payment due on the Loan Maturity Date) is not paid or deposited on or before ten (10) days following the day on which such payment or deposit is due, Borrower shall pay a late or collection charge, as liquidated damages, equal to 5% of the amount of such unpaid payment or deposit. Borrower acknowledges that Lender will incur additional expenses as a result of any late payments or deposits hereunder, which expenses would be impracticable to quantify, and that Borrower's payments under this Section 6 are a reasonable estimate of such expenses.

7. **Default Interest**. Time is of the essence hereof and if the entire balance of principal, accrued interest and any other amount due hereunder is not paid in full on the Loan Maturity Date, or upon acceleration of this Note as provided in Section 8 below, as applicable, then, without waiving or modifying in any way any of the rights, remedies or recourse Lender may have under this Note, the entire unpaid balance of principal, accrued interest and any other amounts due hereunder shall bear interest from the Loan Maturity Date or the date of acceleration until paid in full at the Default Rate. In addition, the holder hereof shall have any and all other rights and remedies available at law or in equity. If the Default Rate is triggered as a result of an Event of Default (as hereinafter defined) and Borrower subsequently cures the Event of Default, then all

amounts owing hereunder will resume bearing interest at the Interest Rate, rather than the Default Rate, on the date the Event of Default is cured; provided, however, that the interest owing hereunder may again accrue at the Default Rate upon the occurrence of a subsequent Event of Default. Borrower acknowledges that it would be extremely difficult or impracticable to determine Lender's actual damages resulting from Borrower's failure to pay on the Loan Maturity Date or upon acceleration of this Note, as applicable, and such interest at the Default Rate is a reasonable estimate of those damages and does not constitute a penalty. Interest at the Default Rate shall be paid without prejudice to the right of Lender to collect any other amounts provided to be paid or to declare a default under this Note.

8. **Default**. For purposes of this Note, the following shall constitute an event of default (each, an "Event of Default"): (i) failure of Borrower to make any payment of any principal or interest as and when the same becomes due hereunder; (ii) any breach or default in payment or performance by Borrower of any other obligation to Lender, (iii) the insolvency, receivership, bankruptcy (voluntary or involuntary), assignment for the benefit of creditors or reorganization under any bankruptcy or similar laws of Borrower, and (iv) the dissolution, liquidation or termination of legal existence of Borrower. Upon the occurrence of any payment default or any other event of default under this Note, Lender, at its option and without further notice, demand, or presentment for payment to Borrower or others, may declare immediately due and payable the unpaid principal balance of this Note and interest accrued thereon together with all other sums owed by Borrower under this Note (including, but not limited to attorneys' fees as provided in Section 10 below), anything in this Note to the contrary notwithstanding. Payment of such sums may be enforced and recovered in whole or in part at any time by one or more of the remedies provided to Lender in this Note.

9. **Remedies Cumulative**. The remedies of Lender, as provided in this Note, shall be cumulative and concurrent and may be pursued singly, successively or together, at the sole discretion of Lender, and may be exercised as often as occasion therefor shall occur; and the failure to exercise any such right or remedy shall in no event be construed as a waiver or release thereof.

10. **Attorneys' Fees**. In the event that suit be brought hereon, or an attorney be employed or expenses be incurred to compel payment of this Note or any portion of the indebtedness evidenced hereby or to otherwise interpret or enforce any of the terms of this Note, Borrower promises to pay all such attorneys' fees, costs and expenses all as actually incurred by Lender as a result thereof including, without limitation, (a) attorneys' fees, costs and expenses incurred in appellate proceedings or in any action or participation in, or in connection with, any case or proceeding under Chapters 7 or 11 of the Bankruptcy Code or any successor thereto, and (b) attorneys' fees, costs and expenses incurred as a result of Lender exercising its rights to cure any Event of Default by Borrower under this Note.

11. **Waivers**. Borrower hereby waives diligence, presentment for payment, demand, notice of demand, notice of nonpayment or dishonor, protest and notice of protest of this Note, and all other notices in connection with the delivery, acceptance, performance, default, or enforcement of the payment of this Note. Borrower further waives all right of offset that it may now have or hereafter become entitled to with respect to Lender. Lender shall not be deemed, by any act of omission or commission, to have waived any of its rights or remedies hereunder unless such waiver is in writing and signed by Lender, and then only to the extent specifically set forth in the writing. The acceptance by Lender of any payment hereunder which is less than payment in full of all

amounts due and payable at the time of such payment, including but not limited to acceptance of interest or other payments after the Loan Maturity Date, shall not constitute a waiver of the right to exercise any of the foregoing options at that time or at any subsequent time or nullify any prior exercise of any such option without the express written consent of Lender. If Lender delays in exercising or fails to exercise any of its rights under this Note, such delay or failure shall not constitute a waiver of any Lender rights or of any breach, default, or failure of condition under this Note. No waiver by Lender of such rights or of any such breach, default, or failure of condition shall be effective, unless the waiver is expressly stated in a writing signed by Lender. A waiver with reference to one event shall not be construed as continuing or as a bar to or waiver of any right or remedy as to a subsequent event. Borrower hereby waives any rights pursuant to California Civil Code sections 1479 and 2822 (and any amendments or successors thereto), to designate how payments will be applied, and acknowledges and agrees that Lender shall have the right in Lender's sole discretion to determine the order and method of the application of payments on this Note.

12. **JURY WAIVER AND JUDICIAL REFERENCE.** LENDER AND BORROWER EACH WAIVE THEIR RESPECTIVE RIGHTS TO A TRIAL BEFORE A JURY IN CONNECTION WITH ANY ACTION, PROCEEDING, OR COUNTERCLAIM BROUGHT BY EITHER LENDER OR BORROWER AGAINST THE OTHER. THIS INCLUDES ANY CLAIM BY EITHER PARTY, CLAIMS BROUGHT BY BORROWER AS A CLASS REPRESENTATIVE ON BEHALF OF OTHERS, AND CLAIMS BY A CLASS REPRESENTATIVE ON BORROWER'S BEHALF AS A CLASS MEMBER (SO-CALLED "CLASS ACTION" SUITS). THIS PROVISION SHALL NOT APPLY IF, AT THE TIME AN ACTION IS BROUGHT, THE LOAN IS MAINTAINED IN A STATE WHERE JURY TRIAL WAIVERS ARE NOT PERMITTED BY LAW.

13. **Commercial Loan.** Borrower warrants that the Loan evidenced by this Note is being made solely to acquire or carry on a business or commercial enterprise, and Borrower is a business or commercial organization. Borrower further warrants that all of the proceeds of this Note shall be used for commercial purposes and stipulates that the Loan evidenced by this Note shall be construed for all purposes as a commercial loan, and is made for other than personal family or household purposes.

14. **Governing Law**. This instrument shall be governed by and construed according to the laws of the State of California without regard to any principles of conflicts of laws.

15. **Choice of Venue.** Borrower agrees upon Lender's request to submit to the jurisdiction of the courts of San Diego County, State of California in the event of any action or proceeding by Lender against Borrower.

16. **Construction of Certain Terms**. Whenever used, the singular shall include the plural, the plural shall include the singular, and the words "Lender" and "Borrower" shall be deemed to include their respective heirs, administrators, executors, successors and assigns.

17. **Notice**. All notices and other communications that are required or permitted to be given to a party under this Note shall be in writing and shall be sent to such party, either by personal delivery or by overnight delivery service to the addressee below. Notices and communications in accordance with this Section 17 shall be effective upon receipt of such delivery. All notices are to

be sent to the applicable party at the address set forth above or to such other address indicated by a party in a writing which satisfies the requirements of this Section 17.

18. **Severability of Provisions**. In the event any one or more of the provisions hereof shall be invalid, illegal or unenforceable in any respect, the validity of the remaining provisions hereof shall be in no way affected, prejudiced or disturbed thereby.

19. **Parties in Interest.** This Note shall bind Borrower and its successors and assigns and inure to the benefit of Lender and Lender's heirs, administrators, executors, successors and assigns. Borrower may not assign this Note or any of its obligations hereunder without the prior consent of Lender.

20. **Integration.** This Note constitutes the entire understanding of Borrower and Lender with respect to the matters discussed herein, and supersedes all prior and contemporaneous discussions, agreements and representations, whether oral or written. This Note may only be modified in a writing signed by Lender and Borrower.

21. **Relationship**. The relationship of the parties hereto is that of borrower and lender and it is expressly understood and agreed that nothing contained herein shall be interpreted or construed to make the parties partners, joint venturers or participants in any other legal relationship except for borrower and lender.

22. **Headings**. The section captions are inserted for convenience of reference only and shall in no way alter or modify the text of such sections.

[signature on following page]

COPY

IN WITNESS WHEREOF, Borrower, intending to be legally bound hereby, has duly executed this Note under seal the day and year first set forth above.

BORROWER:

R.A.C. BRESSI, LP,
a California limited partnership

By: Income Property Group,
a California corporation,
its General Partner



By: ____________________
Name: ____________________
Title: President

EXHIBIT "A"

William M. Chance, as Trustee under Declaration of Trust dated February 16, 1988, Trust No. 2, as amended	42.13%
Daniel Kevin Moriarty, as Trustee of the Moriarty Cary Family Trust dated January 2, 1990, as amended	15.74%
Daniel A. Moriarty, as Trustee under Declaration of Trust dated April 26, 1988, as amended	42.13%

Exhibit (9)

(Previously Filed)

Exhibit (10)(a)

(Previously Filed)

Exhibit (10)(b)

(Previously Filed)

Exhibit (10)(c)

(See Attached)

Consent of Independent Third Party Appraiser

ActivCare at Bressi Ranch, LLC
San Diego, California

We hereby consent to the use in the Offering Statement on Form 1-A of ActivCare at Bressi Ranch, LLC of information contained in our Market Study of a Proposed Assisted Living Facility at the Southeast Corner of TownGarden Road and Cottage Drive, dated July 10, 2009, and the Appraisal of a Proposed Memory Care Facility at 6255 Nygaard St., Carlsbad, CA, dated February 8, 2010. We also consent to inclusion of our reports as exhibits to the issuer's Offering Statement, and we further consent to be named as preparer of such reports in the issuer's Offering Statement. The data and analysis contained in the reports were prepared as of the specific dates of the reports and have not been updated to reflect current market conditions. The conclusions arrived at in the reports are subject to limiting conditions, as presented in the reports.

Valuation and Information Group



Jean-Pierre LoMonaco MAI
President
Culver City, CA
October 17, 2011

Exhibit (11)

(Previously Filed)

Exhibit (12)

(Previously Filed)

Exhibit 15(a)

(To Be Filed by Amendment)

Exhibit 15(b)

(See Attached)

VALUATION & INFORMATION GROUP

A Market Study Of A Proposed Assisted-Living Facility



Bressi Ranch Assisted Living
Southeast Corner of Town Garden Road and Cottage Drive
Carlsbad, California

Prepared For
AmeriSphere Mortgage Finance, LLC
1900 Grant Street
Suite 750
Denver, Colorado

Prepared By
Valuation & Information Group
6167 Bristol Parkway
Suite 430
Culver City, California



6167 Bristol Parkway
Suite 430
Culver City, CA 90230
Tel 310.342.0123
Fax 310.342.0147

2 Neshaminy Interplex
Suite 203
Trevose, PA 19053
Tel 215.639.7600
Fax 215.639.7605

www.valinfo.com

July 10, 2009

Debbie VanHoosen
Managing Underwriter
AmeriSphere Mortgage Finance, LLC
1900 Grant Street
Suite 750
Denver, CO 80203

RE: Bressi Ranch Assisted Living
Southeast Corner of Town Garden Road and Cottage Drive
Carlsbad, California

Dear Ms. VanHoosen

In accordance with your request, we have conducted a market analysis for the above referenced property.

The purpose of this analysis is to provide an opinion of market feasibility for the subject facility, as of July 6, 2009, in accordance with Healthcare Appraisal Guidelines for HUD/FHA Section 232 Lean Pilot Program. Our report provides an opinion as to the market viability of the proposed services at the site. The report is to be used by the client for HUD financing purposes.

According to management, the subject as proposed consists of a high quality assisted-living and memory care facility. It will contain 11 assisted-living and 39 memory care units. The following table summarizes the proposed unit mix:

Unit Mix Analysis

Unit Type	Average Size (SF)	Beds	Total Units
Assisted Living			
Private	N/A	6	6
Shared	N/A	10	5
Subtotal		**16**	**11**
Memory Care (ActivCare)			
Private	N/A	9	9
Shared	N/A	24	12
Semiprivate	N/A	8	4
Subtotal		**41**	**25**
Memory Care (Royal Club)			
Private	N/A	5	5
Shared	N/A	14	7
Semiprivate	N/A	4	2
Subtotal		**23**	**14**
Subject's Total Beds/Units		**80**	**50**



This market feasibility analysis included an inspection of the site, analysis of competitor data and research of the market. Based upon the procedures, definitions, assumptions, and limiting conditions as outlined in the attached report, it is our opinion that there is a sufficient level of demand within the primary market area to support the subject facility, as of July 6, 2009.

This analysis will include the following:

- A summary of important facts and conclusions;
- Assumptions and limiting conditions;
- Industry overview;
- Description of the site and location;
- Determination of the primary market area (PMA);
- Demographic analysis within the PMA;
- Market analysis with discussion of supply and demand;
- A demand analysis including market potential and market penetration; and
- An addendum containing supplementary data.

This estimate and the report are subject to the statement of facts and limiting conditions that are a critical part of our valuation report. No part of the appraisal report should be published or disseminated without Valuation and Information Group's prior written approval.

Thank you for the opportunity to provide you this service.

Respectfully submitted,

Valuation and Information Group

Jean Pierre LoMonaco, MAI
President
CA Gen. Cert. AG011111

JPL/SC:jb
190167


V&
IG

SUBJECT PHOTOGRAPHS



Subject Site Looking Northwest from the intersection of Nygaard Street and Paradise Road



Looking North along Nygaard Street


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Looking South along Nygaard Street



Looking East along Town Garden Road


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Looking West along Town Garden Road



Looking North along Cottage Drive


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Looking South along Cottage Drive



Looking East along Paradise Road





Looking West along Paradise Road



SUMMARY OF SALIENT FACTS AND CONCLUSIONS

Facility Identification	Bressi Ranch Assisted Living Southeast Corner of Town Garden Road and Cottage Drive Carlsbad, California
Assessor's Parcel Number	213-190-02-00
Date of Report	July 10, 2009
Intended Use	In connection with HUD financing
Land Size	Approximately 2.5 acres or 108,900 square feet
Zoning	P-C (Planned Community)
Facility Description	According to management, the subject as proposed consists of a high quality assisted-living and memory care facility. It will contain 11 assisted-living and 39 memory care units. The following table summarizes the proposed unit mix:

Unit Mix Analysis			
Unit Type	**Average Size (SF)**	**Beds**	**Total Units**
Assisted Living			
Private	N/A	6	6
Shared	N/A	10	5
Subtotal		**16**	**11**
Memory Care (ActivCare)			
Private	N/A	9	9
Shared	N/A	24	12
Semiprivate	N/A	8	4
Subtotal		**41**	**25**
Memory Care (Royal Club)			
Private	N/A	5	5
Shared	N/A	14	7
Semiprivate	N/A	4	2
Subtotal		**23**	**14**
Subject's Total Beds/Units		**80**	**50**

Licensing	Up to 82 Residential Care for the Elderly (RCFE) beds
Primary Market Area	A polygon that extends approximately 3.8 miles to the north of the subject, 3.9 miles to the south, 4.2 miles to the east and 4.8 miles to the west. It includes the majority of Carlsbad and portions of Vista, San Marcos and Encinitas.



Facility Base Rates:

Management's Projected Rates	
Unit Type	Monthly Rate
Assisted Living	
Private	$3,050
Shared	$2,650
Memory Care (ActivCare)	
Private	$5,500
Shared	$5,100
Semiprivate	$4,000
Memory Care (Royal Club)	
Private	$7,300
Shared	$6,540
Semiprivate	$5,475

Assisted Living rates are for base rent and do not include ADLs

Memory Care rates are all inclusive

Conclusions:

The subject's PMA contains six assisted-living properties that will directly compete with the subject, with 422 assisted-living units and 138 memory care units. The subject will add 16 assisted-living and 64 memory care beds.

Based on the subject's location in a newly established, growing master planned community and estimated increase in the senior population in the PMA, the subject will not have an adverse effect on any of the competitors in the PMA.

The 65 to 74 population is expected to increase by 25.4%, with the 75 to 84 population forecasted to increase by 1.5%, and the 85-plus population is projected to increase by 18.0% by 2014. This is a positive influence for the future growth demand for assisted-living facilities.

In addition, the adult children population increased 45.5% between 2000 and 2009, and is expected to increase 14.8% over the next five years. The primary group (ages 60 to 64) is likely to have parents that are in need of assisted living and memory care services increased by 67.3% between 2000 and 2009 and is expected to increase by 34.0% over the next five years. Based on this data, the demand for assisted-living and memory care services should increase.

The required assisted-living market penetration rate for the subject is 1.25%, decreasing to 1.12% in 2014, with a typical acceptable level of below 15%. Though market penetration rates alone cannot guarantee the success or failure of a project, they are generally good indicators. The overall utilization rate is 25.7%, decreasing to 23.7% in



2014, with a typical acceptable range below 60%. In this case, market penetration and overall utilization rates, along with the significant increase in the adult children population and the strong PMA occupancy rates, indicate there is sufficient demand to support the subject facility at the current rate levels.

The required memory care assisted-living market penetration rate for the subject is 13.41%, decreasing to 12.00% in 2014, with a typical acceptable level below 15%. Though market penetration rates alone cannot guarantee the success or failure of a project, they are generally good indicators. The overall utilization rate is 32.8%, decreasing to 30.1% in 2014, with a typical acceptable range below 60%. In this case, market penetration and overall utilization rates indicate there is sufficient demand to support the subject facility at the current rate levels.

Based on the analysis contained in this report, it is our opinion that there is sufficient demand to support the subject community, as of July 6, 2009.



CERTIFICATION

We certify that to the best of our knowledge and belief:

1. The statements of fact contained in this report are true and correct.

2. The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions and are our personal, unbiased professional analyses, opinions and conclusions.

3. We have no present or prospective interest in the property that is the subject of this report and we have no personal interest or bias with respect to the parties involved.

4. We have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment.

5. Our engagement in this assignment was not contingent upon developing or reporting predetermined results.

6. Our compensation is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this market study.

7. The reported analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute, which include the Uniform Standards of Professional Appraisal Practice.

8. Scott Conner wrote the initial draft of this report, but did not make a personal inspection of the subject property. Jean-Pierre LoMonaco, MAI, made a personal inspection of the property that is the subject of this report, supervised the market study process and determined the demand conclusion.

9. No one else provided significant professional assistance to the persons signing this report.

10. The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

11. This market study was not based on a requested minimum valuation, a specific valuation, or the approval of a loan.



12. As of the date of this report, Jean-Pierre LoMonaco, MAI has completed the continuing education program of the Appraisal Institute.

HUD Certification:

I understand that our market study will be used by AmeriSphere Mortgage Finance, LLC to document to the U.S. Department of Housing and Urban Development (HUD) that the Lean Lender's application for FHA multifamily mortgage insurance was prepared and reviewed in accordance with HUD requirements. I certify that my review was in accordance with the HUD requirements applicable on the date of our review and that I have no financial interest or family relationship with the officers, directors, stockholders or partners of the Borrower, the general contractor, any subcontractors, the buyer or seller of the proposed property or engage in any business that might present a conflict of interest.

I am under contract with AmeriSphere Mortgage Finance, LLC for this specific assignment (market analyst) and I have no other side deals, agreements, or financial considerations with the MAP Lender or others in connection with this transaction.

Jean-Pierre LoMonaco, MAI CA Gen. Cert. AG011111	Scott Conner CA Gen. Cert. AG034937

Warning: Title 18 U.S.C. 1001, provides in part that whoever knowingly and willfully makes or uses a document containing any false, fictitious or fraudulent statement or entry, in any manner in the jurisdiction of any department or agency of the United States, shall be fined not more than $10,000 or imprisoned for not more than five years or both.



PROFESSIONAL QUALIFICATIONS

JEAN-PIERRE LoMONACO, MAI
PRESIDENT
VALUATION & INFORMATION GROUP

Experience

General

Mr. LoMonaco entered the real estate consulting industry in 1989. Assignments include market feasibility analysis, appraisal reports, lease analysis, highest and best use studies, and general consulting. Mr. LoMonaco's expertise has been used by clients for lending, litigation support, asset allocation, due diligence, lease negotiation, tax appeals, bankruptcy proceedings and market and site selection.

Mr. LoMonaco is the President of Valuation & Information Group, Culver City, CA. Experience includes appraisal and market feasibility assignments for a wide variety of property types in the senior housing and healthcare related industry. Property types included senior apartments, independent living, congregate, assisted living, skilled nursing, Alzheimer's, medical office buildings, surgery centers, dialysis centers, rehabilitation hospitals, psychiatric hospitals, specialty hospitals and general acute care hospitals. Assignments have been conducted throughout the United States.

Prior to joining the Valuation & Information Group Mr. LoMonaco was Vice President of a national consulting company specializing in healthcare related assets and was responsible for the western real estate division. Duties included client servicing, staff development and general oversight of the western division.

Professional Affiliations

Member of the Appraisal Institute (MAI); Certified General Real Estate Appraiser in Arizona, California, Colorado, Georgia, Illinois, Maryland, Massachusetts, Michigan, Ohio, Oregon, Pennsylvania, Texas, Utah, and Washington

Education

By continually attending classes, seminars and conferences, Mr. LoMonaco routinely exceeds the minimum continuing education requirements of the Appraisal Institute and State requirements.

Mr. LoMonaco has moderated panels at senior housing / long-term care conferences. He received his Bachelor of Science degree in Finance and Real Estate Emphasis at the University of Southern California.



SENIOR HOUSING/HEALTHCARE INDUSTRY ASSIGNMENTS
PERFORMED BY JEAN-PIERRE LoMONACO, MAI
SINCE JANUARY 1, 1996

Senior Housing/Assisted-Living Facilities

Aegis Escondido, Escondido, CA
Aegis of Fremont, Fremont, CA
Aliso Laguna Village, Aliso Laguna, CA
Alterra- Augusta, Augusta, KS
Alterra Clare Bridge of Corona, Corona, CA
Alterra Clare Bridge of East Hempfield, Lancaster, PA
Alterra Clare Bridge, Oceanside, CA
Alterra Sterling Hse of Chambersburg, PA
Alterra-Woodland Terrace, Liberal, KS
Amdal Chico, Chico, CA
Amdal Residential Care, Hemet, CA
Amdal Rancho Mirage, Rancho Mirage, CA
AmeriPark at Austin, Austin, TX
AmeriPark at Sherwood, Tucson AZ
Anaheim Gardens, Anaheim, CA
Anaheim Village, Anaheim, CA
Anberry Rehab, Atwater, OR
Angela Jane/Harmony Place, Philadelphia, PA
Arbour Villas, San Bernardino, CA
Ashton Court, Orange, CA
Assisted Living Concepts, Several Locations, USA
Assisted Living Foundation, Agoura Hills, CA
Astoria Gardens, Vallejo, CA
Ateret Avot, Brooklyn, NY
Auburn Park, Bakersfield, CA
Austin Gardens Alz Care Center, Lodi, CA
Autumn Years, Costa Mesa, CA
Avalon at Brush Creek, Santa Rosa, CA
Avalon at Newport, Newport, CA
Bedford, Vancouver, WA
Bella Mar, Santa Monica, CA
Bellflower Gardens, Bellflower, CA
Belmont Hills, Belmont, CA
Bethany Healthplex, Lakewood, CO
Beverly Monterey, Monterey, CA
Bickford House, Bourbonnais, IL
Bickford House, Rockford, IL
Bothell Assisted Living, Bothell, WA
Bradley Bay Nursing Center, Bay Village, OH
Bradley Sun City, Sun City, CA
Brandywine – Bel Ami, Brick Township, NJ
Breakers, Long Beach, CA
Bremerton, Bremerton, WA
Broadway at City View, Ft. Worth, TX
California Villa Retirement, Van Nuys, CA
Cambridge House, Los Angeles, CA
Camino Alto Resident Club, Vallejo, CA
Camlu Retirement Center, Kerrville, TX
Canterbury Apartments, Waterford, MI
Canterbury House, Auburn, CA
Canterbury Ridge, Urbana, IL
Homewood at Richmond, Cleveland, OH
Homewood at Shavano Park, San Antonio, TX
Huntington Retirement Hotel, Torrance, CA
Huntington Terrace ALF, Gresham, OR
Immanuel Campus of Care, Peoria, AZ
Infinia at Mansfield, Mansfield, OH
Iranian Jewish Senior Ctr., Los Angeles, CA
Lafayette Conv. Hosp., Lafayette, CA
Laguna Bch Retirement Comm., Laguna Bch, CA
Lakeview Senior Citizens Center, Cleburne, TX
Lakeview Village, Boulder City, NV
Lakeview Village Assisted Living, Yorba Linda, CA
Lake Wiley Assisted Living, Lake Wiley, CA
Las Fuentes Resort Village, Prescott, AZ
Laurel Place, San Bernardino, CA
Lincoln Square Assisted Living, North Versailles, PA
Locust Grove Assisted Living, West Mifflin, PA
Loyalton at Biloxi, Biloxi, MS
Loyalton at Hattiesburg, Hattiesburg, MS
Madera Assisted Living, Madera, CA
Maple Leaf, Seattle, WA
Mission Villa, Campbell, CA
Morningside of Cleveland, Cleveland, TN
Morningside of Gainesville, Gainesville, GA
Morningside of Macon, Macon, GA
Morningside of Madison, Madison, AL
Needles Village Campus, Needles, CA
Nightingale Assisted Living, Escondido CA
Northbay at Rancho Solon, Fairfield, CA
Oak Harbor Retirement Community, Oak Harbor, WA
Ochoco Village, Prinville, OR
Ontario Residential Manor, Ontario, CA
Orchard Park, Bellingham, WA
Pacific Gardens at Tarzana, Tarzana, CA
Palm Gardens, Woodland, CA
Paragon Assisted Living, Mission Viejo, CA
Park Place, Denver, CO
Parsons House on Eagle Run, Omaha, NE
Patriots Landing CCR & Condo, Du Pont, WA
Pine Haven, Sugar Land, TX
Pines at the Park, Mesa, AZ
Plantation Place Retirement Home, Boise, ID
Primrose – Alzheimer, Santa Rosa, CA
Proposed ALF, W. Sacramento, CA
Regency Park- Oak Knoll, Pasadena, CA
Residential Care Facility, Menifee, CA
Rhode Island, Cranston, RI
Ridge Wind, Pocatello, ID
Ridgemont Terrace, Port Orchard, WA
Rolston Village, San Mateo, CA
Rosemont at Clearlake, Houston, TX



Capri Retirement Villa, Newhall, CA
Care Age, Carlsbad, CA
Careage, DuPont, WA
Cardinal Retirement, Cuyahoga Falls, OH
Carlton Plaza of San Jose, CA
Carlton Plaza of San Leandro, CA
Carlton Plaza of Sacramento, Sacramento, CA
Carson Retirement, Carson, CA
Carriage Hill Retirement Home, Bedford, VA
Casa Carmen, Glendora, CA
Casa Verdugo, Glendale, CA
Cerritos Village, Cerritos, CA
Chancellor Place of Windsor, Windsor, CA
Charleston Gardens, Charleston WV
Chestnut of Highlands, Highlands
Chestertown Nursing & Rehab Cntr, Chestertown, MD
Cheyenne Residential Care, N. Las Vegas, NV
Chris Ridge Village, Phoenix, AZ
Christian Church Home, Lexington, KY
Citadel, Mesa, AZ
Clarion, Simi Valley, CA
Cobblestones at Fairmont, Manassas, VA
Cottage of Green Valley, Henderson, NV
Cottonwood Assisted Living, Cottonwood, AZ
Country House Cumberland, Cumberland, MD
Country Villa West, Culver City, CA
Covered Bridge Health Campus, Seymour, IN
Creston Village, Paso Robles, CA
Cypress Meadows, Antioch, CA
Deane Hill, Knoxville, TN
Diamond Springs Assisted Lvng, Diamond Springs, CA
Dubuque Assisted Living, Dubuque, IA
Eden Villa, Walnut Creek, CA
Elim Gardens, Fresno, CA
Elder Care Alliance, San Rafael, CA
Emerald Hills, Auburn, WA
Emeritus, Several Locations, USA
Encino Assisted Living, Los Angeles, CA
Encino Riviera, Tarzana, CA
Evergreen Valley Retirement Center, Spokane, WA
Fair Oaks Estates, Carmichael, CA
Fair Oaks, Pasadena, CA
Fairwinds, West Hills, CA
Fairwinds, Coeur d' Alene, ID
Farmington Square, Salem, OR
Foremost Health Care Center, Hesperia, CA
Fountain Asst. Living-Ashton Studios, Orange, CA
Fountain View Portfolio, Multistate
Fountain Village, Fountain Valley, CA
Fullerton Village, Fullerton, CA
Garden Crest, Los Angeles, CA
Gardena Retirement Center, Gardena, CA
Georgetown Place, Fort Wayne, IN
Glenwood Gardens, Bakersfield, CA
Golden Creek Inn, Irvine, CA
Golden Oaks, Pasadena, CA
Golden Pond Retirement Community, Sacramento, CA
Rosemont at Kingwood, Kingwood, TX
Rosewood Estates, Bucks County, PA
Royal Bellingham Gardens, North Hollywood, CA
Rubidoux Manor, Riverside, CA
Sacramento ALF, Sacramento, CA
Sanford House, Los Angeles, CA
Seabrook House, Seabrook, NJ
Seasons at Modesto, Modesto, CA
Seville Terrace, Las Vegas, NV
Silver Creek Leisure Living, Bullhead City, AZ
Silverado Azusa, Azusa, CA
Silverado- San Luis Rey, San Juan Capistrano, CA
Silverado Senior Living, Costa Mesa, CA
Silverado Senior Living, Escondido, CA
Silverado- Olympus View, Salt Lake City, UT
Spring Retirement, Torrance, CA
Springfield Place, Petaluma, CA
St. Cloud Nursing Home, Orange, NJ
St. Joseph Gardens, Fort Worth, TX
St. Paul's Vila, San Diego, CA
St. Teresa Assisted Care, Pleasant Hill, CA
Sterling House of Broadmoor, Colorado Springs, CO
Sterling Commons & Inn, Victorville, CA
Sterling House of Lincoln, Lincoln, NE
Sterling House at Olathe, Olathe, KS
Sterling House of Omaha, NE
Sterling House of Sioux City, Woodbury, IA
Sterling House of Temecula, Temecula, CA
Stratford at Maple Leaf, Seattle, WA
Summerville at Litchifield Hills, Torrington, CT
Summerville at South Windsor, South Windsor, CT
Summit at Westlake Hills, Austin, TX
Sun City Village, Sun City, CA
Sun City Assisted Living Center, Sun City, CA
Sungarden Terrace/McAllister Inst, Lemon Grove, CA
Sunshine Villa Living Center, Santa Cruz, CA
Sunnybrook at Tama, Tama, IA
Sunrise Santa Monica, Santa Monica, CA
Tacoma, Lutheran Home, Tacoma, WA
Tennyson Court Sr Care Center, Williamsville, NY
Terrace at Mountain, Chattanooga, TN
Timber Ridge at Madera, Madera, CA
The Breakers, Long Beach, CA
The Bridge at Citadel, Mesa, AZ
The Evergreen, Dickinson, ND
The Gardens at Balboa Park, Van Nuys, CA
The Huntington, Alhambra, CA
The Kensington, Hastings, NE
The Kensington, Williston, ND
The Lorelton, Wilmington, DE
The Woodlands, Las Vegas, NV
Uncommon Care Louisville, Louisville, KY
Uncommon Care Nashville, Nashville, TN
Uncommon Care Sugarland, Sugarland, TX
Villa Res. Care Home at Arlington, Arlington, TX
Villa Maria, Tucson, AZ
Villas Las Posas, Camarillo, CA



Grand Court of Mesa, Mesa, CA
Granite Hills Convalescent Hospital, El Cajon, CA
Green Hill Park, Chandler, AZ
Grace Healthcare of Clewiston, Clewiston, FL
Grace Healthcare of Lakeland, Lakeland, FL
Grace Healthcare of St. Petersburg, St. Petersburg, FL
Green Valley, Henderson, NV
Green Valley Assisted Living, Green Valley, AZ
Haven Nursing Center, Baltimore, MD
Heritage Place, Bountiful, UT
Hillcrest Inn, Thousand Oaks, CA
Holiday Manor, Scranton, PA
Holy Hill, Los Angeles, CA
Homewood at Boyton Bch, Boyton Bch, FL
Homewood at Delray Bch, Delray Bch, FL
Villas at San Bernardino, San Bernardino, CA
Washington Oaks Retirement, Everett, WA
Watsonville ALF, Watsonville, CA
West Cobb Assisted Living, Marietta, GA
Western Ferndale Board & Care, Los Angeles, CA
Westminster Terrace, Westminster, CA
Willow Glen ALF, San Jose, CA
Wilshire Retirement Center, Los Angeles, CA
Wilshire at Lakewood, Lee's Summit, MO
Windchime of Marin, Kentfield, CA
Whitehall Residence, Rochelle Park, NJ
Wildwood Canyon Villa, Yucaipa, CA
Woodward Estate, Bowie, MD
Yorkshire House, Hemet, CA

Skilled-Nursing Facilities

Alamitos Belmont, Long Beach, CA
Alta Mesa Nursing Center, Ft. Worth, TX
Anberry Rehabilitation Hospital, Atwater, CA
Astoria Nursing & Rehab, Sylmar, CA
Autumn Health Care of Coshocton, Coshocton, OH
Balch Springs, Balch Springs, TX
Baldwin Manor, Kenton, OH
Bala Nursing & Retirement, Philadelphia, PA
Bear Creek Care, Rochester, MN
Bell Gardens, Bell Gardens, CA
Bethany Gardens, Rome, NY
Beverly Healthcare – Burbank, Burbank, CA
Beverly Healthcare of Forestdale, Birmingham, AL
Beverly Healthcare - La Mesa La Mesa, CA
Beverly Healthcare of Tarboro, Tarboro, NC
Beverly Manor, St. Joseph, CA
Blossom Nursing & Rehab, Salem, OH
Briarcliff, McAllen TX
Briarwood Manor, Lexington, TN
Briarwood Nursing/Medical Arts Health, GA
Brighton Convalescent Center, Pasadena, CA
Brighton Place of San Diego, San Diego, CA
Bristol Minor Health Care Center, Rochelle Park, NJ
Buena Vista Retirement, Clovis, NM
Canterbury on the Lake, Waterford, MI
Canterbury Villa of Houston, Houston, TX
Capitol Healthcare Services, Dover, DE
Capitol Nursing & Rehab Center Inc., Kent, DE
Cardinal Hill Healthcare, Greenville, IL
Cardinal Healthcare, Energy, IL
Carehouse Conval. Ctr. Santa Ana, CA
Care Meridian, Fairfax, CA
Carlyle Nursing Home, Framingham, MA
Casa San Miguel, Concord, CA
Cascade Park Care Center, Vancouver, WA
Castle County Care Center, Price, UT
Cedar Lawn Convalescent Hospital, Abington, VA
Cherokee Rose Manor, Glen Rose, TX
Cheyenne Care Ctr., N. Las Vegas, NV
Lafayette Convalescent Hospital, Lafayette, CA
Laird Hospital, Bakersfield, CA
Lexington Center for Health & Rehab, Lexington, KY
Liberty Care Center, Liberty, MS
Live Oak Nursing Ctr., George West, TX
Lubbock Hospitality House, Lubbock, TX
Las Vegas Skilled Nursing Facility, Las Vegas, NV
Laurel Wood Center, Union, CA
Liberty West View Manor, Derby, KS
Life Care Center of Casper, Casper, WY
Life Care Center of Charleston, N. Charleston, SC
Liliha Healthcare Center, Honolulu, HI
Lincoln Care Center, Detroit, MI
Linda Vly Care & Linda Vly Villa, Loma Linda, CA
Jacobsen Center, Seattle, WA
James Square Health & Rehab Center, Syracuse, NY
Mariposa SNF, Mariposa, CA
Marilinda Convalescent Hospital, Napa, CA
Mediplex of Stamford, Stamford, CT
Michael Manor, Douglas, WY
Millford House, Baltimore, MD
Millwood Hospital, Arlington, TX
Middlebury Manor Health Care Ctr. Akron, OH
Mission de la Casa, Santa Clarita, CA
Mission Manor Health Center, Albuquerque, NM
Montebello Plaza Hotel, Montebello, CA
Monument Hill Nursing Ctr., La Grange, TX
Mtn City Health Care Center, Mountain City, TN
Mountain Shadow Nursing, Las Cruces, NM
New Hope Care Center, Tracy, CA
Oak Crest Nursing Ctr., Rockport, TX
Oak Grove Institute at Vista, Vista, CA
Oakland Care Center, Oakland, CA
Oakland Manor Nursing Center, Giddings, TX
Oak Manor Nursing Ctr. Flatonia, TX
Oak Park Convalescent Hospital, Pleasant Hill, CA
Oak Park Convalescent Hospital, Torrance, CA
Oakland Care Center, Oakland, NJ
Oakwood/Briarwood/Whitehaven, TN



Chicago Lakeview Hospital, Chicago, IL
Christian Church Home of Lexington, Lexington, KY
Citrus Nursing Center, Fontana, CA
Cityview Care Ctr. Fort Worth, TX
Clairmont, Longview, TX
Clairmont, Tyler, TX
Clearview Sanitarium, Gardena, CA
Cleveland Rehab & Spec. Care Ctr. Cleveland, OH
Colonial Manor, New Braunfels, TX
Colonial Manor at Tyler, Tyler, TX
Comanche Trail Nursing Ctr., Big Spring, TX
Community Alzheimer's Living Facility, Fresno, CA
Community Living Center, Oakhurst, CA
Consolidated Industries, 17 facilities, CA
Convalescent Care of Reseda, Reseda, CA
Coronado Nursing Center, Abilene, TX
Country Club Conv. Hospital, Santa Ana, CA
Creswell Care Center, Creswell OR
Crestwood, Eureka, CA
Crestwood Manor at Freemont, Freemont, CA
Crestwood Portfolio, 30 facilities, CA
Cuppett and Weeks Nursing Home, Oakland, MD
Cuyahoga Falls Country Place, Cuyahoga Falls, OH
Cypress Portfolio
Del Amo Gardens Convalescent, Torrance, CA
Devonshire Care, Hemet, CA
Downey Community Health, Downey, CA
Earlwood, Care Ctr. Torrance, CA
Eastside Medical & Rehab, Bellevue, WA
Eaglewood Care Center, Carey, OH
Elmwood Convalescent, Oakland, CA
Emmanuel of San Jose, San Jose, CA
Empress Rehab Center, Long Beach, CA
Enumclaw Healthcare & Rehab, Enumclaw, WA
Escondido Care Center, Escondido, CA
Evergreen at Arvin, Arvin, CA
Evergreen at Bakersfield, Bakersfield, CA
Evergreen Bremerton Health & Rehab, Bremerton, WA
Evergreen At Fullerton, Fullerton, CA
Evergreen at La Grande, La Grande, OR
Evergreen at Lakeport, Lakeport, CA
Evergreen Mesa, Mesa, AZ
Evergreen Park Royal Healthcare Cntr, Longview, WA
Fallon Convalescent Center, Fallon, NV
Fireside Conv. Hospital, Santa Monica, CA
Forest Hill Convalescent Home, Richmond, VA
Fountain Care Ctr., Orange, CA
Franklin Care Center, Detroit, MI
Fredrick Villa, Catonsville, MD
Fremont Manor, Fremont, CA
Friendship Home, Carlinville, IL
Garden Crest, Los Angeles, CA
Gardena Convalescent Center, Gardena, CA
Glenwood Care Center, Oxnard, CA
Golden State Health Centers, 24 facilities, CA
Gordon Lane Convalescent, Fullerton, CA
Great Falls Health Care Center, Patterson, NJ
Oakwood Manor, Dryersburg, TN
Olive Ridge Care Center, Oroville, CA
Orchard Brooke Living Center, Orchard Park, NY
Oshkosh Medical & Rehab Center, Oshkosh, WI
Oswego, Oswego, KS
Palm at Park Place, Kissimmee, FL
Palm Valley Rehab & Care Center, Goodyear, AZ
Parkview/side Care Center, Fremont, OH
Parkview Manor, Humbolt, TN
Pine Ridge Health Care Center, Elizabethton, TN
Pines at the Park, Mesa, AZ
Point Loma, San Diego, CA
Sierra Madre SNF, Sierra Madre, CA
Ramona Manor Convalescent Hospital, Hemet, CA
Regency Care Center, Independence, MO
Rheem Valley Convalescent Hospital, Moraga, CA
Riviera Healthcare Center, Pico Rivera, CA
Ridgewood Manor, Maumee, OH
Riverbluff of Cahokia, Cahokia, IL
Riviera Healthcare Center, Pico Rivera, CA
Rockwood Health Care Center, Rockwood, TN
Rosenberg Health & Rehab, Rosenberg, TX
Ruxton Health & Rehab, Richmond, VA
Ruxton Health & Rehab, Pikesville, MD
Sadie G. Mays Health & Rehab Center, Atlanta, GA
Saint Joseph's Health & Retirement, Ojai, CA
Santa Anita Conv. &Retirement Ctr Temple City, CA
Seashell Communities, Morro Bay, CA
Season's At La Jolla, La Jolla, CA
Shoreline Care, Oxnard, CA
South Jersey Health Care Center, Camden, NJ
Southern Oaks Health Care Center, St. Cloud, FL
Southwood Care Ctr., Austin, TX
Spring City Health Care Center, Spring City, TN
Shuffield II & III, Brady, TX
Stonehedge – Chittenango, Chittenango, NY
Stonehedge – Rome, Rome, NY
St. Joseph Nursing Care Center, Dorchester, MA
Sun Bridge Care & Rehab, Toledo, OH
Sun Bridge Care & Rehab, Carmichael, CA
Suncrest Healthcare Center, Phoenix, AZ
Sunharbor Manor, Roslyn, NY
Sun Healthcare, Brookline/Boston, MA
Sunset Lakes,Desert Hot Springs, CA
SunRise Care Rehab., Torrance, CA
Surry Comm. Nursing Center, Surry, NC
Texoma Healthcare Center, Sherman, TX
The Oaks of Pasadena, Pasadena, CA
The Waters of Allegany, Allegany, NY
The Waters of Aurora Park, East Aurora, NY
The Waters of Dunkirk, Dunkirk, NY
The Waters of Eden, Eden, NY
The Waters of Endicott, Endicott, NY
The Waters of Gasport, Gasport, NY
The Waters of Houghton, Houghton, NY
The Waters of Orchard Park, Orchard Park, NY
The Waters of Salamanca, Salamanca, NY



Greenwood Terrace, Swansea, IL
Guadalupe Valley Nursing Ctr., Seguin, TX
Harbor Convalescent Hospital, Torrance, CA
Harbor Health Care, Fullerton, CA
Hallettsville Nursing Ctr., Hallettsville, TX
Hardi Nursing Homes, CA
Harmony Court, Cincinnati, OH
Haven Healthcare of St. Albans, St. Albans, VT
Haven Healthcare of Rocky Hill, Rocky Hill, CT
Haven Healthcare of Rutland, Rutland, VT
Heatherbank, Columbus, PA
Hebrew Hospital Home, Bronx, NY
Heritage Care Center, American Fork, UT
Hilltop Park Rose, Tacoma, WA
Homestead I, Painesville, OH
Homestead II, Painesville, OH
Horizon Healthcare Corp, Rowell, NM
Huntington Transitional Center, Pasadena, CA
Infinia at Abilene, Abilene, KS
Infinia at Arma, Arma, KS
Infinia at Kensington, KS
Infinia at McPherson, McPherson, KS
Infinia at Smith Center, Smith Center, KS
Infinia at Wichita, Wichita, KS
James Square Health & Rehab., Syracuse, NY
Jewish Home of the Aging Reseda, CA
Kern Manor, Pilot Point, TX
Kulana Hale II, Honolulu, HI
The Waters of Three Rivers, Painted Post, NY
300 East Gleed Avenue, East Aurora, NY
Totally Kids, Sun Valley, CA
Town & Country Manor, Boerne, TX
Tri State Comprehensive Care Center, Harrogate, TN
Tustin Care Center, Tustin, CA
Twin Oaks Health and Rehab Center, Chico, CA
Unity Court, Cincinnati, OH
University Convalescent Hospital, Menlo Park, CA
Valley Health Care Ctr, Fresno, CA
Valley House Care Ctr, Santa Clara, CA
View Heights Conv. Hospital, Los Angeles, CA
Villa Maria Care Ctr., Santa Maria, CA
Villa Residential Care at Arlington, Arlington, TX
Vista Del Sol, Los Angeles, CA
Walton Manor Health Center, Walton Hills, OH
Washoe Care Center Nursing Home, Sparks, NV
Waterford at Three Fountains, Medford, OR
Westlake Conval. Hospital, Thousand Oaks, CA
Westlake Health Care Center, Westlake Village, CA
West Side Care Center, Los Angeles CA
West Side Campus of Care, White Settlement, TX
Whitehaven Manor, Memphis, TN
Willow Creek Care, Ctr., Clovis, CA
Windsor Terrace, Van Nuys, CA

Medical Office Buildings/Surgical Centers

Balboa Medical Plaza, Granada Hills, CA
Beltway Portfolio, Indianapolis, CA
Cambridge Medical Center, San Diego, CA
Camden MOB, Camden, NJ
Encino Medical Plaza, Encino, CA
Family Health Plan, WI
Holt-Krock Clinics, AK
Houston Orthopedic Surgical Hospital, Bellaire, TX
Medical Office Building, Atlanta, GA
Mercy Medical/ MacGregor Medical, Houston, TX
Mission Viejo MOB, Mission Viejo, CA
Office Building, Los Angeles, CA
Pacific Medical Plaza, San Luis Obispo, CA
Pacific Tower, Huntington Beach, CA
Rancho Vistoso, Tucson, AZ
Victory Tampa Medical Square, Los Angeles, CA

Hospitals

Alhambra Hospital Medical Center, Alhambra, CA
Arroyo Grande Comm. Hospital, Arroyo Grande, CA
Bellwood General Hospital, Bellflower, CA
Cedars Hospital, DeSoto, TX
Chino Valley, Chino, CA
City of Angels, Los Angeles, CA
Columbia Chino Valley Medical Center, Chino, CA
Community Hospital of Alhambra, Alhambra, CA
Community Hospital of Gardena, Gardena, CA
Delma Pacifica, Huntington Beach, CA
Doctor's Hospital of Montclair, Montclair, CA
Doctors Hospital of West Covina, West Covina, CA
East Kansas Rehab Hospital, KS
ElaStar Community Hospital, Los Angeles, CA
French Hospital, San Luis Obispo, CA
Good Samaritan Medical Center, Phoenix, AZ
General Hospital, Mesa, AZ
Las Encinas Hospital, Pasadena, CA
Marian Medical Center, Santa Maria, CA
Mercy Hospital, Buffalo, NY
Mercy Baptist Medical Center
Mission Healthcare of Bellevue, Bellevue, WA
Mt. Diablo Healthcare, Pleasant Hill, CA
Monrovia Community Hospital, Monrovia, CA
Ojai Valley Community, Ojai, CA
Orange County Community Hosp., Buena Park, CA
Pacifica Hospital, Huntington Beach, CA
Park Community Hospital, Riverside, CA
Park View Community Hospital, Riverside, CA
Queen of Angeles – Hollywood, Los Angeles, CA
Redbud Community Hospital, Clearlake, CA
Sharp Healthcare, San Diego, CA



Grant Hospital, Chicago, IL
Hollywood Community Hospital, Hollywood, CA
Hollywood Comm. Hosp. at Van Nuys, Van Nuys, CA
Huntington East Valley Hospital, Glendora, CA
Los Angeles Community Hospital, L.A., CA
Los Angeles Community Hospital, Norwalk, CA
Specialty Hospital of So. California, La Mirada, CA
Specialty Hospital San Gabriel, West Covina, CA
St. Joseph Hospital, Buffalo, NY
The Rehab Institute of Santa Barbara, Santa Barbara, CA
US Family Care Center, Montclair, CA
Washington Medical Center, Culver City, CA
White County Medical Center, Carmi, IL

Psychiatric Facilities

Anacapa by the Sea, Port Hueneme, CA
Benchmark Behavioral, Woods Cross, UT
Brown Schools of Virginia, Charlottesville, VA
Brynn Marr Behavioral Health Care, Jacksonville, NC
Cathedral City, Palm Springs, CA
CBHS Of San Diego, San Diego, CA
Cedar Crest Hospital, Belton, TX
Cedar Springs, Colorado Springs, CO
Charter by the Sea, St. Simons Island, GA
Charter Oak BHS, Covina, CA
Chicago Lakeshore Hospital, Chicago, IL
College Hospital Costa Mesa, Costa Mesa, CA
College Hospital Inc., Cerritos, CA
Community Psychiatric Hospitals, 24 facilities
Cypress Creek, Houston, TX
Focus Healthcare of HighPoint, Cooper City, FL
Focus Healthcare of Arrowhead, Maumee, OH
Gulf Coast Youth Services, FL
Havenwyck Hospital, Auburn Hills, MI
6 Health Source Rehab Facilities
Heartland Behavioral Health Services, Nevada, MI
Hill Crest Behav + 3 Group Homes, Birmingham, AL
Holly Hill Hospital, Raleigh, NC
Kingwood, Kingwood, TX
Knollwood Center, Riverside, CA
Lakeshore Hospital, Chicago, IL
Laurel Ridge, San Marcos, TX
Light House at Mays Landing, Hamilton Twnshp, NJ
Macon Behavioral Health System, Macon, GA
Manatee Adolescent Treatment Srvce, Bradenton, FL
Manatee Palms Youth Services, Bradenton, FL
Meadow Wood, New Castle, DE
Mission Vista Compass Hospital, San Antonio, TX
Mission Vista Behvrl Hlth System, San Antonio, TX
Oaks Treatment Center, Austin, TX
Pacific Shores Hospital, Oxnard, CA
Palo Verde Hospital, Tucson, AZ
Park Manor Health Care & Rehab, DeSoto, TX
Ramsay Youth Center of Dothan, Dothan, AL
Riveredge Hospital, Forest Park, IL
Salvation Army Rehab Facility, San Bernardino, CA
Sand Hospital, Conway, SC
San Marcos Treatment Center, San Marcos, TX
Somerset Advocate School, Riverside, CA
TBS of Okalahoma, Tulsa, OK
Telecare Mental Health, Gresham, OR
Texas NeuroRehab Center, Austin, TX
Valley of the Sun, Peoria, CA
Vista Del Mar Mental Health, Ventura, CA
West Oaks Hospital, Houston, TX
Woodside Hospital, Newport News, VA



PROFESSIONAL QUALIFICATIONS

SCOTT CONNER
CONSULTANT
VALUATION & INFORMATION GROUP

Experience

General

Mr. Conner entered the real estate appraisal field in 2004 after receiving his real estate appraiser trainee license. His assignments have included limited, summary and complete appraisal reports; lease analysis; replacement cost studies, and general consulting. Clients for lending, asset allocation, lease negotiation, trust and estate proceedings, and market and site selection have used Mr. Conner's expertise.

Mr. Conner is currently a Consultant at Valuation & Information Group in Culver City, California. Experience includes appraisal and consulting assignments for a wide variety of property types in the real estate, senior housing, and healthcare related industry. Property types included a variety of proposed and existing properties, including nursing homes, senior apartments, assisted living, skilled nursing, Alzheimer's, medical office buildings, surgery centers, office buildings, hospitals, and vacant land. Assignments have been conducted throughout the United States. Interests appraised include fee simple, leased fee, and leasehold.

Mr. Conner has developed an excellent understanding of the importance of accuracy, integrity, and customer relations through a wide range of job experiences. Prior to joining Valuation and Information Group, Mr. Conner was a Senior Account Executive in the Car Sales division of Enterprise Rent-A-Car. In his four years with Enterprise he was responsible for marketing to lending institutions, developing a large customer base, training new employees, securing financing, and all aspects of selling vehicles. Mr. Conner also has eight years of customer service, sales, and management experience in the bicycle industry, with another five years as a freelance camera assistant in the film industry.

Education

California State University, Sacramento

B. A. in Communication Studies/Minor in Business Administration - January 1993

Licensure

California Real Estate Appraiser Certified General License – AG034937



STATEMENT OF FACTS AND LIMITING CONDITIONS

This market study has been made with the following assumptions and limiting conditions:

1. We assume no responsibility for the legal description furnished to us, stated in the report, or for matters pertaining to legal or title considerations. In arriving at the opinion expressed in this report, we assumed that the owner holds good and marketable title, free and clear of all liens except those described herein.

2. If no legal description or survey was furnished, we used the county tax plat to ascertain the physical dimensions and acreage of the property. Should the information furnished to or obtained by us prove to be inaccurate, the property's value may be more or less than what is stated in this report.

3. We appraised the property free and clear of any or all liens or encumbrances unless otherwise stated.

4. We assumed that the property is an established business, with efficient and competent owners and management, experienced in the heath care industry.

5. We assumed that the information furnished by others is reliable, but we were given no warranty of its accuracy and we make no such warranty.

6. We assumed all engineering studies to be correct. To the extent that we have included plot plans and illustrative material in this report, we have done so solely to help the reader visualize the property and make no representations in connection with such depictions.

7. We assumed that there are no hidden or unapparent conditions of the property, subsoil, or structures that render it more or less valuable. We assume no responsibility for such conditions or for obtaining the engineering studies that may be required to discover them.

8. We assumed that the owner and management have fully complied with all applicable federal, state, and local laws and regulations, including without limitation any zoning, use, and environmental restrictions, unless any noncompliance or nonconformity is stated, described, and considered in the report.

9. We assumed that all required licenses, certificates of occupancy, consents, and other legislative or administrative authority from any local, state, or national government or private entity or organization have been or can be obtained or renewed for any use on which the value estimate contained in this report is based.

10. We assumed that the use of the land and improvements is confined within the boundaries or property lines of the property described and that there is no encroachment or trespass unless noted in the report.

11. Unless otherwise stated in this report, we were not informed of and did not observe the existence of hazardous materials, which may or may not be present on the property. We are, however, not qualified to detect such materials. We assume no responsibility for such conditions or for any expertise or engineering knowledge required to discover them. The presence of asbestos, urea-formaldehyde foam insulation, and other potentially hazardous materials may affect the value of the property. The intended user of the property and this



market study is urged to retain a hazardous materials expert. In valuing the property, we assumed that there are no hazardous materials in or about the property that diminish the property's value.

12. Any allocation of the total value estimated in this report between the land and the improvements applies only under the stated program of utilization. The separate values allocated to the land and buildings must not be used in conjunction with any other market study and are invalid if so used.

13. Possession of this report, or a copy thereof, does not carry with it the right of publication.

14. Upon delivery of this report, we are not required to provide any additional services or testimony, or to appear or attend any judicial or other proceeding, pertaining to the preparation or content of this report, the properties or interests described in it, or any matter that is or could have been addressed in it, unless we make or have made a separate arrangement specifically addressing this.

15. Neither all nor any part of the contents of this report (especially any conclusions as to value, our firm's identity, or the identity of the appraiser) shall be disseminated to the public through advertising, public relations, news, sales, or other media without our prior written consent and the approval of the appraiser.

16. Any value estimates provided in the report apply to the entire property, and any proration or division of the total into fractional interests will invalidate the value estimate, unless such proration or division of interests has been set forth in the report.

17. We used only preliminary plans and specifications in the preparation of this market study, except as indicated; and the analysis based upon any preliminary plans and specifications is made subject to a review of the final plans and specifications when available.

18. We assume that any proposed improvements have been completed unless otherwise stipulated; and we assume that any construction conforms to the building plans referenced in the report.

19. We assume that the reader or user of this report has been provided with copies of available building plans and all leases and amendments, if any, that encumber the property.

20. The forecasts, projections, or operating estimates contained herein are based on current market conditions, anticipated short-term supply and demand factors, and a continued stable economy. These forecasts are, therefore, subject to changes with future conditions.

21. We have not analyzed the requirements of the American with Disabilities Act ("ADA"), as amended, as they may pertain to this property or whether the property complies with the ADA. We were not engaged to, and did not, survey or analyze the property to determine whether or not the property or its operations complies with the requirements of the ADA. We assume no responsibility for the property's noncompliance or for any expertise or knowledge required to discover such noncompliance. If the property is not in compliance with the requirements of the ADA, such condition may affect the value of the property. The intended user of the property and this market study is urged to retain an ADA expert. In valuing the property, we assumed that there is no material noncompliance in or about the property that diminishes the property's value.



22. We have prepared this report in conformity with, and subject to, the requirements of the code of professional ethics and the standards of professional conduct of the professional appraisal organizations of which we are members.

23. We assume no responsibility to report to any person, including any financial, regulatory, or tax authority, any matters or information obtained or analyzed in preparing this report.

24. This report and the valuation estimate stated herein are valid only for the purpose stated and as of the date stated.

25. In preparing this report, we have relied, where appropriate, on information, including historical financial and operating data, and assumptions provided to us by the property's owner and management. We have not audited such information and give no warranty or other assurance as to the accuracy of such information and assumptions. Some of the assumptions inevitably shall not materialize, and unanticipated events and circumstances may occur; therefore, actual results achieved may vary from the forecasts and the variance from the assumptions may be material. We have assumed, however, that this data is correct and will accurately reflect the operating performance of the subject property. Our valuation estimate would be affected by any material misstatement in the information provided to us.

26. We have assumed that there are no legal or political matters affecting the future operation of the property, unless the property's owner or management have called such matters to our attention and they are stated herein.

27. This report may depend in part upon our opinions about the future operations of the property. These opinions are usually expressed in terms of what we "anticipate," believe," or "expect," or similar words. Actual results may differ from our projections.

28. We assume no responsibility to supplement or amend this report for conditions or events occurring after the date of this report.



TABLE OF CONTENTS





INTRODUCTION

Purpose And Intended Use

The purpose of this study is to determine the market feasibility of the subject, as of July 6, 2009. This report is to be used by AmeriSphere Mortgage Finance, LLC for financing purposes.

Effective Date Of The Feasibility Study

The effective date of this analysis is July 6, 2009.

Scope Of The Assignment

This market feasibility analysis has been conducted using applicable standard techniques and is in conformity with the requirements of the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute. The scope of our assignment included collecting, verifying and analyzing market and property data applicable to the feasibility analysis. The analysis is then reconciled to a conclusion of market feasibility.

The analysis included a personal inspection of the subject property, the neighborhood and the competition. Market data from market participants, brokers, government offices and competitive facilities were analyzed. The analysis and conclusions in the market feasibility report were also influenced by information in our files and our general knowledge of the subject property type.

Marketability Analysis

For the purpose of this report, the term **"marketability analysis"** is defined as:

> Forecasts how a specific property will perform under current or anticipated market conditions.[1]

[1] *The Appraisal of Real Estate*, Thirteenth Edition, Appraisal Institute, Illinois, 2008, page 186.



DEMOGRAPHIC TERMINOLOGY

Demographic data was provided by Claritas, Inc., a national supplier of demographic information. The Senior Life Report provides essential demographics on the population of persons 55 years and older. 2000 U.S. Census data and Claritas' current-year estimates and five-year projections are combined to present a format that offers detailed information on population, race, income, housing value, detail on household type, owner costs, renter information, and more. The following terms relate to tables throughout this market study.

Household: A household includes all persons who occupy a housing unit. A housing unit is a house, an apartment, a mobile home, a group of rooms or a single room that is occupied as separate living quarters. Separate living quarters are those in which the occupants live and eat separately from any other persons in the building and which have direct access from the outside of the building or through a common hall. A housing unit with 10 or more unrelated people living together is considered group quarters.

Householder: The person or one of the persons in whose name the home was owned or rented. If there was no such person, any adult household member at least 15 years old and over could be designated as the householder.

Household Age: Households are classified by the age of the householder, regardless of the composition of the rest of the household.

Household Income: Total money received in the stated calendar year by all household members 15 years old and over, tabulated for all households. Household income differs from family household income by including income from all persons age 15 years and older in all households, including persons living alone and other non-family households. The income is presented in terms of current dollars for the particular year in question. In other words, 2000 incomes are reported in 2000 dollars, 2008 incomes are reported in 2008 dollars, and 2013 incomes are reported in 2013 dollars.

Median: The median divides a distribution (income, for example) into two equal parts, one half of the values being above the median and the other being below the median.

Owner Occupied: A housing unit is owner occupied if the owner or co-owner lives in the unit, even if it is mortgaged or not fully paid for. An owner-occupied housing unit is also a specified owner-occupied housing unit if it is a single-family house on fewer than 10 acres without a business or medical office on the property and not a mobile home. Mobile homes, houses with a business or medical office, houses on 10 or more acres, and housing units in multi-unit buildings, such as condominiums, can be owner occupied, but not specified owner occupied. All housing value tables in this report include specified owner-occupied housing units only.

Renter Occupied: All occupied housing units, which are not owner occupied, are classified as renter occupied, whether they are rented for cash rent or occupied



without cash rent. Specified renter-occupied units include all renter-occupied units, except for single-family homes on 10 or more acres of land.

Mobility Limitation Status: A health condition (mental or physical) that has lasted for six or more months and which makes it difficult to go outside the home alone. This excludes any temporary health conditions, such as a broken bone that is expected to heal normally.

Self-Care Limitation Status: A health condition (mental or physical) that has lasted for six or more months and which makes it difficult for a person to take care of their own personal needs, such as dressing, bathing, or getting around inside the home. This excludes any temporary health conditions.

ASSISTED LIVING INDUSTRY OUTLOOK

DEMAND

The rapid increase in the elderly population is the force behind the tremendous expansion of the senior housing and long-term-care industries. The U.S. Bureau of the Census estimates that between 1990 and 2050, the number of Americans age 65 and older will more than double (from 31 million in 1990, to more than 79 million in 2050).

The United States population statistics and forecasts are provided in the following table:

U.S. Population Growth

	2000	2009 estimate	% Change	2014 Projection	% Change
Total Population	281,421,906	306,624,699	9.0%	322,320,436	5.1%
65+ Population	34,991,753	39,578,194	13.1%	46,005,033	16.2%
% of Total	12.4%	12.9%		14.3%	
75+ Population	16,600,767	18,870,786	13.7%	20,320,371	7.7%
% of Total	5.9%	6.2%		6.3%	
85+ Population	4,239,587	5,738,990	35.4%	6,513,114	13.5%
% of Total	1.5%	1.9%		2.0%	

Source: Claritas, Inc.

Over the next five years the fastest growing age group is expected to be the 65+ population.

In the United States, the proportion of the population made up of persons 65 years of age or older is projected to increase from 12.4% of the population in 2000 to 20.7% by 2050 because of the aging of the baby boom generation and increased longevity. The implications for the delivery and financing of healthcare will be profound, because elderly persons use healthcare services at a greater rate than younger persons. The larger number of elderly persons will put greater pressure on the budget for the Medicare program. Increases in the number of persons 85 years of age or older, who are most likely to require nursing home and other long-term care, will exert similar pressure on the Medicaid program, which pays for about half the total costs of nursing-home care.

A factor contributing to growth in demand for elderly care is the increased life expectancy of the United States population. As the average life expectancy for both men and women continues to increase (as illustrated in the following table) the probability of an elderly person requiring some form of healthcare service also increases.

UNITED STATES LIFE EXPECTANCY

	Men		Women	
	At Birth	**At Age 65**	**At Birth**	**At Age 65**
1940	60.9	11.9	65.3	13.4
1950	65.3	12.8	70.9	15.1
1960	66.6	12.9	73.2	15.9
1970	67.1	13.1	74.8	17.1
1980	69.9	14.0	77.5	18.4
1990	72.3	15.1	79.9	19.9
2000	73.4	15.7	81.1	20.8
2001	74.4	16.4	79.8	19.4
2002	74.5	16.6	79.9	19.5
2003	74.8	16.8	80.1	19.8
2004	75.2	17.1	80.4	20.0

Source: National Center for Health Statistics

While most major healthcare providers will benefit from the graying of America, the senior housing/care industry will be the chief beneficiary.

The total projected expenditure for all services from the age of 65 years until death (in 1996 dollars) is $164,505. Of this amount, $105,342 is for Medicare plus cost sharing, $34,205 is for nursing home care not covered by Medicare, $11,428 is for home-health care not covered by Medicare, $9,546 is for prescription drugs, and $3,984 is for vision, dental care and durable medical equipment (see following table). Total expenditures from the age of 65 years until death rise substantially with longevity, from $31,181 for persons who die at the age of 65 years to over $200,000 for those who die at the age of 90 or older. This pattern is determined by the substantial increase in nursing-home expenditures for the very elderly.

Mean Cumulative Expenditures Per Person For Acute And Long-Term Care From The Age Of 65 Years Until Death, According To The Age At Death

Age At Death (Yr)	All Services	Medicare-Covered Services Plus Cost Sharing	Nursing Home Care	Home Care	Prescription Drugs	Other Services
	Mean Expenditure (Dollars)					
All Persons > 64	164,505	105,342	34,205	11,428	9,546	3,984
65	31,181	26,161	1,751	2,024	1,073	171
70	87,116	72,302	5,829	3,658	3,564	1,762
75	123,823	96,459	12,168	5,614	6,681	2,901
80	157,903	112,857	22,529	8,909	9,656	3,952
85	193,727	123,722	39,009	13,692	12,335	4,969
90	235,369	130,042	64,665	20,019	14,667	5,976
95	287,980	132,341	104,069	27,948	16,634	6,988
100	358,174	130,910	163,563	37,476	18,214	8,011
>101	407,425	128,617	207,926	43,390	18,913	8,579

Source: *The Effect of Longevity on Spending for Acute and Long-Term Care*, New England Journal of Medicine, May 11, 2000, Volume 342, Number 19, by Brenda C. Spillman, Ph.D. and James Lubitz, M.P.H.

Medicare-covered services and nursing-home care from the age of 65 years until death (in constant 1996 dollars) for a cohort of persons born in 1950 and projected to turn 65 in 2015 will be 73% greater than the combined expenditures for a cohort of persons born in 1935 and projected to turn 65 in 2000. The most important factor underlying the difference in expenditures is the higher number of persons projected to turn 65 in 2015. This increase is due primarily to the larger number of births in the 2015 cohort (4.27 million vs. 2.72 million in the 2000 cohort), which accounts for 70% of the difference, but also to a higher rate of survival to the age of 65 years (80% in the 2015 cohort vs. 74% in the 2000 cohort), which accounts for 22% of the difference. Greater longevity after the age of 65 years plays a much smaller part, accounting for only 8% of the difference in total spending. Increased longevity has a larger role in nursing-home expenditures than in Medicare expenditures. The 3% increase in life expectancy at the age of 65 years for the cohort of people born in 1950 is associated with less than a 1% increase in the simulated mean Medicare expenditure ($109,352 vs. $108,361 for the cohort of people born in 1935) but with a 6% increase in the mean expenditure for nursing-home care ($46,168 vs. $43,613). Persons 85 years of age or older ("the oldest old") are projected to represent an increasing proportion of the elderly population. Of the persons turning 65 in 2000, 44% will survive to the age of 85 years and expenditures for their care will account for 60% of total spending for the cohort. Of the persons turning 65 in 2015, 47% will survive to the age of 85 years. Expenditures for this group will account for 63% of total spending.

Changes in the financing and delivery of acute- and long-term care may alter spending patterns and levels. The proportion of Medicare beneficiaries who are enrolled in HMOs – currently about 17% – is growing. Payments based on risk-adjusted capitation and other changes in payment are likely. New approaches to the provision of long-term care that emphasize community-based services may reduce the use of nursing home and hospital care, although there is no evidence that in the aggregate such changes will reduce total expenditures for long-term care. Shifts in the location of care without a reduction in costs would be likely to have a greater effect on the distribution of payments among insurers than on actual spending levels. A greater shifting of costs to elderly persons and their families is also possible.

SUPPLY

Many types of in-home care services and new kinds of senior housing with a wide range of costs and services are emerging to meet the needs of America's aging population. Defining the different types of housing options can be difficult since there are many types and variations that can vary from facility to facility and many residences offer more than one type of housing or care.

Over the past decade consumers have pushed for a continuum of care that would allow them to remain in their home or senior community for as long as possible rather than automatically moving to a medical setting when their disabilities increased. At the same time, the success of the consumer driven approach of assisted living has caused other housing and care providers to rethink how to best serve their residents. As a result, the distinct lines that at one time separated independent living, assisted living and other models have become blurred as each segment has expanded, causing some overlapping of services.

The definitions below should be considered a general guide to the types of housing options seniors may find.

Home and Day-Care Services

If an individual needs assistance, a combination of health and social services may allow the older person to continue living at home if desired. The home can be physically adapted with a variety of helpful features to make it more accessible. Home health aides can help with daily activities such as medication, bathing, and dressing. Homemaker services can help with housekeeping, cooking, and home and yard maintenance. Meals on Wheels and other groups may deliver low-cost, nutritious lunches to homebound elders. Visiting nurses, medical laboratories, and occupational and physical therapists can provide in-home medical services.

Many cities have adult day-care programs where seniors can spend daytime hours to socialize and relieve the individual's primary caregiver. Many of these programs are designed for seniors in relatively good health but with cognitive or mental difficulties. These programs are often non-profit and low-cost but often have waiting lists. Local support groups for specific illnesses, community organizations and agencies are a good source for finding other appropriate care and support services.

Retirement Communities

There are many types of retirement communities to choose from and they vary greatly in services offered, scope and price. The communities range from lushly landscaped, country-club style condominium developments in a suburb to senior apartments in a bustling urban area.

Traditional retirement communities, sometimes called "active adult" communities, restrict admission to adults above a certain age and offer security, recreational facilities, planned activities and perhaps communal dining and housekeeping. Planned adult communities can be open to renters or offer condominiums or homes for purchase. Medical services are not included, but are generally located nearby.

Senior apartment complexes, also called congregate housing, generally charge a monthly rental fee and security deposit for services such as transportation, activities and meals. Some are under federal housing guidelines and only accept low-income seniors, but most are privately owned.

Continuing Care Retirement Communities

A continuing care retirement (CCRC) or "life care" community provides housing and health-related services to an older person under an agreement effective for the person's lifetime or a specified period of time. This living alternative can be attractive since it eliminates the need for moving when the individual's health and medical needs change. An essential part of continuing care is the provision that a resident can stay in the community even if he or she needs skilled-nursing services.

Some CCRCs require a substantial entry fee or buy-in, which may be forfeited if the person dies or decides to leave. Most also charge monthly maintenance fees in exchange for a living unit, meals and some health services. Both types of fees vary greatly among CCRCs, depending on location, size of the unit, services and programs. CCRCs typically require that the individual be in relatively good health and independent upon entrance. Those with serious illnesses or limited financial resources may not qualify for admission to this type of community.

Assisted Living

Assisted living is a type of licensed care that provides personal care services, support, and housing for those who need help with daily activities yet limited medical care. Assisted living can be in an independent facility or part of a retirement, continuing care or "life care" community. The programs and services offered may include transportation, social activities, exercise and fitness programs, beauty or barber shop access, hobby and craft activities, community excursions, meals in a dining room setting and other activities sought by residents. These facilities are often in apartment-like buildings with private residences ranging from single rooms to large apartments. Rooms may typically be furnished at least partially with the resident's belongings.

Although assisted-living facilities are not licensed to perform skilled-nursing activities, residents can sometimes receive skilled-nursing care from outside licensed home health agencies that come in on a daily or weekly basis.

Alzheimer's Facilities

An increasing number of facilities are focusing on the needs of people with Alzheimer's or other dementia-related illnesses. These facilities may be exclusively dedicated or have special sections or areas for elderly residents with these conditions. Typically, Alzheimer's facilities offer a secured environment, a high ratio of staff to residents and special activity programs designed for those with limited attention spans. Other services may include incontinence care, medication management, and transportation to medical appointments. Alzheimer's facilities may be licensed as either assisted living or skilled nursing.

Skilled-Nursing Facilities

A skilled-nursing facility is state licensed to provide room and board, nursing care, supervision and medical care. These facilities are also referred to as convalescent homes, rehabilitation homes or hospitals and nursing homes. They provide the type of extended nursing care not given in assisted living or residential-care homes. Skilled-nursing facilities, at a minimum, include skilled nursing, dietary and pharmaceutical services, and an activity program.

Skilled-nursing facilities provide three levels of care, defined as basic, skilled and subacute. Basic care is the level of care required to maintain daily living activities and includes personal care and supervision. Skilled care is for residents needing the services of a registered nurse or other medical professional on a regular basis, for treatments and procedures. Subacute care is comprehensive inpatient care for someone who has an acute illness or injury and requires frequent patient assessment.

Facilities usually bill for two types of charges. There are standard daily rates for room, care and some nursing services; and extra charges for any services not included in the basic rate, such as therapies, pharmacy, wheelchairs, dental care, hand feeding or care for incontinence. Skilled-nursing facilities are generally the most expensive senior housing option. Thus financial planning is critical since private insurance, Medicaid and Medicare have only limited provisions for skilled-nursing care. A skilled-nursing facility may be the best and only alternative when an individual needs 24-hour nursing care and supervision.

The following tables summarize the national inventory of senior housing/care properties:

SENIOR HOUSING PROPERTIES WITH SUPPORTIVE SERVICES IN THE U.S.	
Type of Property	**Properties**
Freestanding Congregate Care	3,214
Freestanding Assisted Living (30+ units)	3,781
Freestanding Assisted Living (1 to 29 units)	19,333
Freestanding Skilled Nursing	15,640
CCRC	1,900
Properties Combining Assisted and Congregate	850
Properties Combining Assisted and Skilled Nursing	1,413
Total Properties	46,131

Source: NIC National Supply Estimate of Senior Housing & Care Properties 2000

SUPPLY OF SENIOR HOUSING UNITS/BEDS WITH SUPPORTIVE SERVICES IN THE U.S.	
Type of Property	**Properties**
Congregate Care	705,376
Assisted Living	585,735
Skilled Nursing (Beds)	1,928,714
Total Properties	3,219,825

Source: NIC National Supply Estimate of Senior Housing & Care Properties 2000

NEW CONSTRUCTION ACTIVITY

The American Seniors Housing Association and the National Investment Center for the Seniors Housing and Care Industry identified a total of 2,050,000 existing units in the 100 largest metropolitan areas of the country, of which 45,019 of those senior apartments, assisted living, independent living, dementia care and nursing care units are under construction. The 2008 report identified 461 new or expanding senior housing properties under construction containing 45,019 units/beds. These numbers reflect construction activity within freestanding, combined and continuing care retirement community (CCRC) properties. The senior properties tracked include a small number of HUD Section 202 properties and other types of affordable properties, in addition to market rate rental senior apartments.

The number of senior housing units under construction in 2008 (461) is more than was being constructed in 2007 (455), but it is lower than the survey's peak year (1998) in which 614 senior housing properties were reported to be under construction.



There are 13,088 new senior apartments units under construction in the 100 largest metropolitan areas. Including the units at expansions to existing properties, senior apartments account for 29% of all senior housing units under construction.

There are 16,490 new independent-living units under construction in the 100 largest metropolitan areas. Including the units at expansions to existing properties, independent-living units account for 37% of all senior housing units under construction.

There are 7,679 new assisted-living units under construction in the 100 largest metropolitan areas. Including the units at expansion to existing properties, assisted-living units account for 17% of all senior housing units under construction.

There are 2,639 new dementia-care units under construction in the 100 largest metropolitan areas. Including the units at expansion to existing properties, dementia-care units account for 6% of all senior housing units under construction.

Data collected in 2008 reveals that independent living units represent 37% of the total national sample of seniors housing units under construction, followed by senior apartment units (29%), assisted-living units (17%) and dementia-care units (6%). The balance is comprised of nursing-care units (11%).

The following graph illustrates the total units under construction by property type in 2008:


Total Units Under Construction by Property Type
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Senior Apartment
Independent Living
Assisted Living
Dementia Care
Source: 2007 Seniors Housing Construction Trends Report

NEW CONSTRUCTION BY CITY

Chicago is the top metro area in terms of the number of units being built (2,870). Seattle ranks second (2,602), followed by New York (1,747), Denver (1,719) and Phoenix (1,704). These five metro areas represent 24% of all senior housing units reported under construction as of March 2008. Chicago had the greatest number of projects (new and expansions) under construction with 26, followed by Los Angeles (18), New York and Seattle (17) and St. Louis and Charlotte (13).


New Construction in Top Metro Areas
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Chicago
Seattle
New York
Denver
Phoenix
Source: 2007 Seniors Housing Construction Trends Report

Independent Living

The metro area with the largest number of existing independent living units is Philadelphia, with 20,084 units, followed by Chicago (19,382), New York (14,613), Los Angeles (14,188) and Miami (11,149). The metro area with the highest percentage of independent living construction to existing supply is Charleston, South Carolina (32.8%), followed by Denver (26.0%), Austin (24.5%), Melbourne, Florida (20.2%) and Worcester, Massachusetts (19.0%).

All Assisted Living

The metro area with the largest number of existing assisted-living units is New York, with 16,968 units, followed by Los Angeles (14,866), Philadelphia (10,660), Chicago (9,267) and Tampa (7,069). The metro area with the highest percentage of assisted-living construction to existing supply is Little Rock (42.0%), followed by Stockton, California (14.8%), Chicago (10.9%), New Orleans (10.2%) and Jackson, Mississippi (10.0%).

PAYORS

Residents and/or their families generally pay for the cost of congregate and assisted-living services whereas skilled-nursing facilities rely heavily on governmental reimbursements. Some states provide for reimbursement of assisted living through a variety of funding programs, such as Medicaid waiver programs. Medicaid coverage is common (37 state Medicaid programs currently cover assisted living), but participation is not. As opposed to congregate and assisted living, 70.0% to 75.0% of revenue for skilled-nursing facilities is derived from Medicaid.

The following table illustrates the distribution of residents' annual household income by care segment:

ANNUAL HOUSEHOLD INCOME BY SEGMENT

Income	General	Home Care	Independent Living	Assisted Living	Skilled Nursing	Total
Income of Resident:						
<$25,000	72.5%	72.7%	68.8%	71.9%	80.2%	73.3%
$25,000 to $74,999	21.7%	25.5%	28.1%	24.6%	16.5%	22.1%
>$75,000	5.7%	1.8%	3.1%	3.5%	3.3%	4.5%
Total Worth of Resident:						
<$50,000	40.6%	50.8%	53.1%	45.5%	62.4%	45.4%
$50,000 to $99,999	27.0%	19.4%	12.5%	12.7%	14.0%	22.9%
$100,000 to $299,999	20.6%	20.2%	15.6%	23.6%	18.3%	20.3%
$300,000 to $499,999	4.2%	4.8%	15.6%	5.5%	2.2%	4.6%
>$500,000	7.7%	4.8%	3.1%	12.8%	3.3%	6.9%

Source: NIC National Survey of Adult Children 2000

Wealthier households are more likely to receive home care or live in independent or assisted-living communities compared to lower income households, which are more likely found in skilled-nursing facilities. Overall, 73% of residents have annual household income of less than $25,000, 22.1% had income between $25,000 and $74,999 and 4.5% had an income of $75,000 or more.

CALIFORNIA REGULATORY OVERVIEW

The Department of Social Services, Community Care Licensing Division licenses assisted-living facilities and adult day-care centers in California. Assisted-living facilities are licensed as Residential Care Facilities for the Elderly (RCFE) under the California Code of Regulations, Title 22, Division 6, Chapter 1. Adult day-care centers are licensed as Adult Day Care Facilities (ADCF) under the California Code of Regulations, Title 22, Division 6, Chapter 3.

The Division of Community Care Licensing is currently reformatting and updating the regulations based on new legislative mandates and public policy. The significant areas that have recently been amended include regulations covering facilities that provide care to residents with dementia; allowing residents that are permanently bedridden to remain in the facility; use of "as needed" medications in the facility; and elimination of agency approval to care for incidental health care needs.

A Residential Care Facility for the Elderly (RCFE) is a housing arrangement chosen voluntarily where 75 percent of the residents are 60 years of age or older and where varying levels of care and supervision are provided, as agreed to at the time of admission or as determined at subsequent times of reappraisal. Younger residents must have needs compatible with other residents.

ASSISTED-LIVING FACILITIES

The facility may provide assistance with activities of daily living (ADLs), observation and reassessment, postural support that can be released by the resident, and other types of care. Recent revisions clarify "restricted health conditions" that may be cared for without prior department approval so long as the provider complies with the applicable RCFE regulations for that condition. These incidental medical services include administration of oxygen, catheter care, colostomy/ileostomy care, contractures, diabetes, enemas/suppositories, incontinence, injections, intermittent positive pressure breath machine, Stage I and II dermal ulcers, and wound care. Health-related conditions specified in regulations can be cared for as long as the applicable RCFE regulations are followed and those procedures and services requiring a nurse or physical therapist are provided by the appropriately skilled professional. Terminally ill residents may remain in the facility and receive services from a hospice agency. The facility staff, however, is still prohibited from providing any care beyond that allowed within the parameters of the RCFE license.

Residents may not be admitted if they have active communicable tuberculosis; require 24-hour skilled-nursing or intermediate care; are permanently bedridden or unable to leave the building unassisted; are not elderly; have a mental disorder resulting in ongoing behavior that would upset the general resident group; would require a greater amount of care and supervision than the other residents; or cannot generally benefit from the program services available at the facility. Residents must be assessed prior to move-in, however, there is no standardized form required. Facility staff may assist with the self-administration of medication.



FACILITY REQUIREMENTS

The regulations allow for private or semiprivate resident rooms. Resident rooms must be furnished and of sufficient size to allow for easy passage of wheelchairs, walkers, and any required equipment such as oxygen. A maximum of two residents is allowed per resident unit. Common toilets, bathing, and lavatory facilities are permitted.

Secured perimeters are permitted for Alzheimer's or other dementia residents. Facilities may opt to install delayed egress doors or locked perimeters. Approval from the licensing authority is required for licensees serving this population. Further, the licensee must notify the licensing agency of their intention to lock exterior doors and/or perimeter fence gates, and ensure that the fire clearance includes approval of locked exterior doors, or locked perimeter fence gates. Approval from the licensing authority is required for licensees serving this population. New regulations require those facilities that advertise that they specialize in Alzheimer's disease and dementia care to meet minimum training requirements on how to care for these residents.

STAFFING REQUIREMENTS

An administrator must complete a 40-hour initial Certification Training Program from one of the department's approved training vendors. Nursing home administrators must complete 12 of the 40 hours in areas of laws and regulations, use and misuse of medication, and resident admission, retention, and assessment procedures. Nursing home administrators with a current and valid administrator's license are exempt from taking the test administered by the department.

To administer a facility licensed for 16-49 residents, an administrator must have at least 15 college or continuing education semester or equivalent quarter units and must have at least one year's experience providing residential care to the elderly. A facility with 50 or more residents must have two years of college and three years experience providing care to the elderly or equivalent education and experience as approved by the licensing agency.

All staff who assist residents with personal ADLs must receive at least four hours of training annually. Administrators must complete 40 hours of continuing education units every two years in areas related



to any of the uniform core knowledge areas and must include eight hours in Alzheimer's disease and dementia training.

DEMENTIA WAIVER

Licensed assisted-living facilities that accept and retain residents with dementia are required to have a dementia waiver. With a dementia waiver, the licensee may accept and retain residents who are incapable of demonstrating the mental competence and physical ability to leave a building without assistance of any other person or without the use of any mechanical aid in case of an emergency. Licensees are required to submit additional information that include operation and training plans, an activity program plan that addresses the needs and limitations of residents with dementia, including large motor activities and perceptual and sensory stimulation. Licensees are also required to submit a written plan developed with the concurrence of each resident's physician that includes facility-wide practices and resident-specific procedures to minimize the need for psychoactive medication. In addition, the facility staff is required to be trained in dementia care, identifying and reporting resident abuse and neglect, and the behavioral effects of medications on residents with dementia. Each resident with dementia must have an annual medical assessment and an annual reappraisal, both of which shall include a reassessment of the residents dementia-care needs.

Legislation AB 1753, Chapter 434, which took effect on January 1, 2001, requires RCFEs that advertise specialized Alzheimer's and dementia care to meet additional staff training requirements.

REGIONAL ANALYSIS

The subject property is located in Carlsbad, a city in San Diego County, California. Situated on the coast in the northern portion of the county, Carlsbad is a coastal community recognized for its scenic location, low population density and city ordinances protecting sensitive wildlife habitats, as well as maintaining strict policies governing the amount of land within city limits available for development of any kind. Land is a premium, thus, real estate is rather expensive even for southern California. The annual Forbes ranking of the "Most Expensive ZIP Codes" in the U.S. ranked Carlsbad zip codes as some of the most expensive in the nation. The city encompasses a total land area of 40.8 square miles with an estimated population density of 2,565 persons per square mile.



DEMOGRAPHICS

Population Growth	2000 Census	2009 Estimate	% Change	2014 Projection	% Change
Total Population					
Carlsbad	78,247	99,526	27.2%	111,705	12.2%
San Diego County, CA	2,813,833	3,064,619	8.9%	3,247,986	6.0%
United States	281,421,906	306,624,699	9.0%	322,320,436	5.1%
65+ Population					
Carlsbad	10,980	13,761	25.3%	16,362	18.9%
San Diego County, CA	313,750	345,013	10.0%	389,139	12.8%
United States	34,991,753	39,578,194	13.1%	46,005,033	16.2%
65+ Population, as a % of Total Population					
Carlsbad	14.0%	13.8%	N/A	14.6%	N/A
San Diego County, CA	11.2%	11.3%	N/A	12.0%	N/A
United States	12.4%	12.9%	N/A	14.3%	N/A
75+ Population					
Carlsbad	5,425	7,220	33.1%	7,646	5.9%
San Diego County, CA	153,691	173,705	13.0%	177,928	2.4%
United States	16,600,767	18,870,786	13.7%	20,320,371	7.7%
75+ Population, as a % of Total Population					
Carlsbad	6.9%	7.3%	N/A	6.8%	N/A
San Diego County, CA	5.5%	5.7%	N/A	5.5%	N/A
United States	5.9%	6.2%	N/A	6.3%	N/A
85+ Population					
Carlsbad	1,130	2,129	88.4%	2,548	19.7%
San Diego County, CA	36,407	54,313	49.2%	60,609	11.6%
United States	4,239,587	5,738,990	35.4%	6,513,114	13.5%
85+ Population, as a % of Total Population					
Carlsbad	1.4%	2.1%	N/A	2.3%	N/A
San Diego County, CA	1.3%	1.8%	N/A	1.9%	N/A
United States	1.5%	1.9%	N/A	2.0%	N/A
Households					
Carlsbad	31,521	39,868	26.5%	44,696	12.1%
San Diego County, CA	994,677	1,077,820	8.4%	1,141,072	5.9%
United States	105,480,101	115,306,103	9.3%	121,279,475	5.2%
Household Size					
Carlsbad	2.48	2.50	0.6%	2.50	0.1%
San Diego County, CA	2.83	2.84	0.5%	2.85	0.1%
United States	2.67	2.66	-0.3%	2.66	-0.1%
Percentage of Homeowners					
Carlsbad	67.4%	69.3%	2.8%	69.9%	0.8%
San Diego County, CA	55.4%	56.3%	1.5%	56.6%	0.7%
United States	66.2%	67.1%	1.4%	67.5%	0.5%
Median Household Income					
Carlsbad	66,140	87,904	32.9%	98,262	11.8%
San Diego County, CA	47,534	63,335	33.2%	70,743	11.7%
United States	42,729	51,433	20.4%	56,581	10.0%
Median Home Value					
Carlsbad	308,766	613,469	98.7%	679,618	10.8%
San Diego County, CA	214,081	412,788	92.8%	473,851	14.8%
United States	112,467	172,352	53.2%	188,671	9.5%

Source: Claritas, Inc.

GENERAL POPULATION

Between 2000 and 2009, the population in the U.S. grew 9.0% and is expected to grow 5.1% over the next five years. From 2000 to 2009 the population in San Diego County grew 8.9% and is expected to grow 6.0% over the next five years. During the same period the population in Carlsbad grew 27.2% and is expected to grow 12.2% over the next five years. Over the next five years the general population is projected to increase by 12,179 in Carlsbad and increase by 183,367 in San Diego County.

AGE 75 AND OVER POPULATION

Between 2000 and 2009, the 75 and older population in the U.S. grew 13.7% and is expected to grow 7.7% over the next five years. From 2000 to 2009 the 75 and older population in San Diego County grew 13.0% and is expected to grow 2.4% over the next five years. During the same period the 75 and older population in Carlsbad grew 33.1% and is expected to grow 5.9% over the next five years. Over the next five years the 75 and older population is projected to increase by 426 in Carlsbad and increase by 4,223 in San Diego County.

AGE 85 AND OVER POPULATION

Between 2000 and 2009, the 85 and older population in the U.S. grew 35.4% and is expected to grow 13.5% over the next five years. From 2000 to 2009 the 85 and older population in San Diego County grew 49.2% and is expected to grow 11.6% over the next five years. During the same period the 85 and older population in Carlsbad grew 88.4% and is expected to grow 19.7% over the next five years. Over the next five years the 85 and older population is projected to increase by 419 in Carlsbad and increase by 6,296 in San Diego County.

HOUSEHOLDS

Between 2000 and 2009, the households in the U.S. grew 9.3% and are expected to grow 5.2% over the next five years. From 2000 to 2009 the number of households in San Diego County grew 8.4% and is expected to grow 5.9% over the next five years. During the same period the number of households in Carlsbad grew 26.5% and is expected to grow 12.1% over the next five years. Over the



next five years the number of households is projected to increase by 4,828 in Carlsbad and increase by 63,252 in San Diego County.

HOUSEHOLD SIZE

Between 2000 and 2009, the household size in the U.S. declined -0.3% and is expected to decline -0.1% over the next five years. From 2000 to 2009 the household size in San Diego County grew 0.5% and is expected to grow 0.1% over the next five years. During the same period the household size in Carlsbad grew 0.6% and is expected to grow 0.1% over the next five years.

PERCENTAGE OF OWNERS

Between 2000 and 2009, the percentage of homeowners in the U.S. grew 1.4% and is expected to grow 0.5% over the next five years. From 2000 to 2009 the percentage of homeowners in San Diego County grew 1.5% and is expected to grow 0.7% over the next five years. During the same period percentage of homeowners in Carlsbad grew 2.8% and is expected to grow 0.8% over the next five years.

MEDIAN HOUSEHOLD INCOME

Between 2000 and 2009, the median household income in the U.S. grew 20.4% and is expected to grow 10.0% over the next five years. From 2000 to 2009 the median household income in San Diego County grew 33.2% and is expected to grow 11.7% over the next five years. During the same period the median household income in Carlsbad grew 32.9% and is expected to grow 11.8% over the next five years. The median household income in Carlsbad is higher than San Diego County and higher than the United States.

MEDIAN HOME VALUE

Between 2000 and 2009, the median home value in the U.S. grew 53.2% and is expected to grow 9.5% over the next five years. From 2000 to 2009 the median home value in San Diego County grew 92.8% and is expected to grow 14.8% over the next five years. During the same period the median home value in Carlsbad grew 98.7% and is expected to grow 10.8% over the next five years. The median home value in Carlsbad is higher than San Diego County and higher than the United States.



EMPLOYMENT

According to the Bureau of Labor Statistics the county labor force increased from 1,505,285 in 2005 to 1,566,223 in 2008. During that same time the unemployment rate in San Diego County changed from 4.3% in 2005 to 4.0% in 2006, 4.6% in 2007 and 6.0% in 2008. In 2008 the national unemployment rate was lower than San Diego County's unemployment rate.

The following table summarizes the labor force and unemployment data:

Historical Labor Force and Unemployment Data				
Year	2008	2007	2006	2005
County Labor Force	1,566,223	1,542,445	1,518,007	1,505,285
County Unemployment Rate	6.0%	4.6%	4.0%	4.3%
National Unemployment Rate	5.8%	4.6%	4.6%	5.1%

The largest employers of Carlsbad are summarized in the following table:

EMPLOYERS		
Employer	**Number of Employees**	**Industry**
Callaway	2,500	Golf Equipment
Legoland	1,100	Amusement Park
Four Seasons Resort Aviara	1,100	Resort
Invitrogen	960	Research & Development
Carlsbad Unified School Dist.	875	School District
TaylorMade-Adidas Golf Company	727	Golf Equipment
La Costa Resort & Spa	650	Resort
City of Carlsbad	603	Government
Acushnet (Cobra Golf, Titleist, Footjoy)	540	Golf Equipment
Gemological Institute of America	500	Gemological School/Mfr

Source: City of Carlsbad Economic Development



The following table presents the employment by industry in San Diego County, California, compared to the U.S. Total:

Employment By Industry		
Industry	**US Total**	**San Diego County**
Agriculture, forestry, fishing and hunting	1.02%	0.99%
Mining, quarrying, and oil and gas extraction	0.58%	0.04%
Utilities	0.48%	0.62%
Construction	6.63%	7.87%
Manufacturing	12.13%	9.32%
Wholesale trade	5.25%	4.04%
Retail trade	13.60%	13.51%
Transportation and warehousing	3.76%	1.97%
Information	2.66%	3.45%
Finance and insurance	2.00%	1.87%
Real estate and rental and leasing	13.29%	9.71%
Professional and technical services	1.71%	2.23%
Management of companies and enterprises	5.26%	4.56%
Administrative and waste services	1.89%	2.74%
Educational services	6.70%	10.20%
Health care and social assistance	1.61%	1.48%
Arts, entertainment, and recreation	7.35%	7.96%
Accommodation and food services	9.98%	12.32%
Other services, except public administration	3.89%	5.04%
Unclassified	0.19%	0.08%
Total, all industries	100.00%	100.00%

Source: BLS.gov 2007 Data

HOUSING

There is a variety of housing available in Carlsbad and the surrounding areas. The May 2009/2008 average purchase prices are shown in the following table. The subject is located in zip code 92009.

Community	Zip Code	Home Sales May 2009	Average Purchase Price	Change From Previous Year	Home Sales May 2008	Average Purchase Price
Carlsbad	**92009**	**61**	**$645,000**	**-2.27%**	64	**$660,000**
Carlsbad	92008	25	$572,000	-5.77%	28	$607,000
Encinitas	92024	32	$727,000	-7.03%	45	$782,000
San Marcos	92078	42	$407,000	-15.03%	57	$479,000
Vista	92081	22	$386,000	5.46%	21	$366,000

Source: Melissa Data June 2009



TRANSPORTATION

The city has good transportation linkages to surrounding areas:

- Interstate 5, located less than a mile from the subject, is the main interstate highway on the west coast. It parallels the Pacific Ocean from Canada to Mexico, serving some of the largest cities of that part of the U.S., including Seattle, Tacoma, Portland, Sacramento, San Francisco/Oakland, Los Angeles and San Diego. It links the state capital cities of Washington, Oregon and California. Its southern terminus is at the United States/Mexico border while the northern terminus is at the Canada/United States border.
- State Route 78, also located less than a mile from the subject, provides western access to Escondido. It continues west, traversing the entire width of the state to its eastern terminus at Interstate 10 in Riverside County.
- Interstate 15, located 12 miles east of the subject, is the fourth longest north/south transcontinental interstate highway in the country, traveling through the states of California, Nevada, Arizona, Utah, Idaho and Montana. Since I-15's inception, it has served as a long-haul route for North American commerce. It is now officially chartered for this purpose. This highway's southern terminus is in San Diego, California, north of the international border with Mexico, and the northern terminus is in Sweetgrass, Montana, at the international border of Canada, where it becomes Alberta Highway 4.

Bus transportation in Carlsbad is provided by the North County Transit District (NCTD).

Amtrak provides rail transportation approximately three miles north of the subject in Oceanside with service to the northeast, southeast and northwest.

Passenger airline transportation is provided by San Diego International Airport, located 32 miles south of the subject. McClellan-Palomar Airport is a public airport located three miles south of the subject. McClellan-Palomar Airport is mostly used for general aviation, but is also served by two commercial airlines.

EDUCATION

The city is served by Carlsbad Unified School District, accommodating more than 10,000 students. CUSD is comprised of nine elementary schools that feed into three middle schools and one high school. Cal State University-San Marcos, MiraCosta College and Palomar College are all in proximity to Carlsbad.



HEALTHCARE

HOSPITALS

The following is a summary of acute-care hospitals within a 10-mile radius of the subject:

Facility	Beds	Approximate Distance from Subject (Miles)
Tri-City Medical Center	330	4.7
Scripps Memorial Hospital-Encinitas	134	6.4
Palomar Medical Center	315	10.0
Total	**779**	
Source: 2009 AHA Guide		

SKILLED NURSING

The following is a summary of skilled-nursing facilities located within the subjects PMA:

Facility	Beds	Approximate Distance from Subject (Miles)
Carlsbad by the Sea	33	3
Las Villas De Carlsbad Health Center	34	4
Emeritus at Carlsbad	45	4
Glenbrook at la Costa Glen	70	6
La Paloma Healthcare Center	93	6
Total	**275**	
Source: medicare.gov		

HOME HEALTH CARE

The following is a summary of home healthcare providers within the subjects PMA:

HOME HEALTH CARE SERVICES PROVIDERS
Heritage Senior Care, Inc.
A Heart 2 Heart Caregivers
A Age Advantage Home Care Services
Avalon Homecare
Dependable Nursing
Maxim Carlsbad Homecare
Option Care

The healthcare and alternative housing options listed above do not significantly compete with the subject.

Home-health providers are Medicare certified agencies that have met federal minimum requirements for patient care and management and therefore can provide Medicare and Medicaid home-health services. Individuals requiring skilled home-care services usually receive their care from a home-health agency. Due to regulatory requirements, services provided by these agencies are highly supervised and controlled. Some agencies deliver a variety of home-care services through physicians, nurses, therapists, social workers, homemakers and HCAs, durable medical equipment and supply dealers, and volunteers. Other home-health agencies limit their services to nursing and one or two other specialties. For cases in which an individual requires care from more than one specialist, home-health agencies coordinate a care-giving team to administer services that are comprehensive and efficient. Personnel are assigned according to the needs of each patient. Home health provides skilled nursing, physical therapy, occupational therapy, medical social work, speech/language pathology, respiratory therapy and personal-care services, in accordance with a physician-authorized plan of care. Where only personal care services are delivered, unlicensed personnel may be utilized under the supervision of an RN and physician's orders are not required. Agencies may be "licensed and certified" (meet Medicare standards and must be utilized for this payor source) or "licensed" (meet state standards of care and may be utilized for other payor sources). An interview with local discharge coordinators, revealed that discharged elderly patients typically return home, to where they were before admission or placed at a facility based on the patient's needs.

CONCLUSION

Population is expected to increase in the city, county and nation over the next five years. The 75-plus population is expected to increase slightly in the city and county over the next five years. Average and median incomes are expected to increase in the city, county and nation over the next five years. Based upon the increase in the overall population in the city and county, the slight increase in the 75-plus population in the county, coupled with income gains, the demand for assisted-living services should increase.



NEIGHBORHOOD ANALYSIS

Neighborhoods may be devoted to one or more uses such as residential, commercial, industrial, agricultural, and cultural and civic activities. Analysis of the neighborhood in which a particular property is located is important due to the fact that the various economic, social, political and physical forces that affect the neighborhood also directly influence the individual properties within it. An analysis of these various factors as they affect the subject property is presented in the following discussion.

The subject property is located in the city of Carlsbad in the master planned community of Bressi Ranch. The subject's neighborhood is bound by Palomar Airport Road to the north, Poinsettia Lane to the south, Melrose Drive to the east and El Camino Real to the west. The subject encompasses an entire city block and is bordered by Town Garden Drive to the north, Paradise Road to the south, Nygaard Street to the east and Cottage Drive to the west. The following describes the surrounding land uses around the subject:

North	—	A subdivision of good quality condominiums built in 2006. This development extends north to Gateway Road. Immediately northeast of the subject site is Bressi Village, a new, 122,000-square-foot complex of retail buildings serving the larger Bressi Ranch residential community. At present, tenants include Trader Joe's, Stater Bros. Market, Rubio's restaurant, and several small retail and service providers. On the date of inspection, Bressi Village had recently been completed and was approximately 30% occupied. North of Gateway Road, extending to Palomar Airport Road, is Bressi Ranch Corporate Center, a business park improved with one- and two-story, low-density office and research and development buildings.
South	—	A subdivision of good quality single-family homes built in 2006. This development extends south to Poinsettia Lane. South of Poinsettia Lane are tracts of vacant land zoned for single-family home development and several clusters of single-family homes built between 2001 and 2007.
East	—	Immediately east of the subject is a public park; east of the park is an under-construction, two-story building that will house the Bressi Ranch Boys' and Girls' Club. Further east is a subdivision of good quality single-family homes built in 2006. This development extends east to Melrose Drive. Beyond Melrose Drive are tracts of vacant land zoned for single-family home development and several clusters of single-family homes built between 2001 and 2007.



West — A subdivision of good-quality single-family homes built in 2006. This development extends west to Alicante Road. West of Alicante Road, extending west to El Camino Real, is a portion of Bressi Ranch Corporate Center, a business park improved with one- and two-story, low-density office and research and development buildings.

The subjects neighborhood is in the master planned community of Bressi Ranch, which is a 585 acre, newer master planned community. Bressi Ranch contains schools, retail shops and other services, a mixed-use office park, a gas station, a Boys' and Girls' Club and the subject. The community also includes about 200 acres of open space, which includes walking trails and eight parks. Bressi Ranch encompasses eight neighborhoods of single-family homes of varying styles, sizes and price ranges. The northern portion is within the McClellan-Palomar Airport influence area and will be developed with a mixed-use office park. The southern portion of the community is developed with the mixed-use Village Center, which is surrounded by a wide range of single-family homes on various size lots. The Village Center is a mixture of land uses, including a shopping center, small shops along a "Main Street", high density affordable apartments, an assisted-living facility (the subject) and a community facility (Village Club). The Village Club is a private facility for residents with a swimming pool, meeting room with kitchen, spa, showers, barbecue area, picnic tables, outdoor fireplace and a walk-in wading pool. The majority of the residential development is completed and is of good quality and condition. A significant amount of retail/commercial has been recently developed with a significant amount still vacant. The mixed office park near the airport is still in the early stages of development. The Bressi Ranch community is shown in the following map:


Palomar Airport Rd
Bressi
Corporate Center
Corporate Center
Gardenside
Mulberry
Wisteria Place
Canterbury
Heather Court
Cassia
RV Parking
Magnolia Estates
Primrose Point
El Camino Real
LEGEND
Pools
Model Homes
COMMUNITIES - BY INCREASING LOT SIZE
WISTERIA
HEATHER COURT
GARDENSIDE
CANTERBURY
CASSIA
PRIMROSE PLACE
MAGNOLIA ESTATES
MULBERRY (CONDO)

The subject and its neighborhood are shown in the following aerial photograph, although some development in the neighborhood occurred after the photograph was taken:


Discovery Rd
Ingleton Ave
Town Garden Rd
Subject
Google

The neighborhood services and amenities map and table are presented below:


Employment Center
Cannon Rd
Bank
Pharmacy
Bus Stop
Subject
Senior Center
Google

Amenities and Services		
Amenity/Service	**Description**	**Distance (in Miles)**
Stater Bros.	Drugstore	0.1
Bank of America	Bank	0.3
North County Transit District (NCTD)	Bus Stop	0.1
The Village Club Community Center	Senior Services	0.1
Scripps Memorial Hospital-Encinitas	Hospital	6.4
Downtown Carlsbad	Major Employment	5.7


Town Garden Rd
Cottage Dr
Subject
Google

TOPOGRAPHY AND DRAINAGE

The site slopes gently downward to the south. Although the site was observed in a dry condition, drainage appears adequate.

SOILS HAZARDS

We were not given any information regarding the condition of the subsoils. No unusual soil conditions were reported by Management. No negative impact on property values due to soil conditions is assumed to exist.

Every neighborhood has a dynamic quality of its own. This quality can be described as the life cycle of the neighborhood. There are four stages that a neighborhood will typically encounter. These phases, in the order in which they typically appear, are defined below.

Growth – a period during which the neighborhood gains public favor and acceptance

Stability – a period of equilibrium without marked gains or losses

Decline – a period of diminishing demand

Revitalization – a period of renewal, modernization and increasing demand

The complementary land uses that comprise a neighborhood typically evolve around these four stages. These four stages describe the neighborhood in a general way and are not a specific guide to market trends. No set number of years is assigned to any of the cycles and a neighborhood can remain in a cycle for many years.

The subject's neighborhood is in the growth phase of its life cycle. The subject's area has seen an increase in population over several years and is projected to grow over the next five years.

A neighborhood is affected by social factors that will determine why people reside and work in the area. Potential residents and workers are attracted or put off from a neighborhood based upon its status, physical environment, services, affordability, safety and convenience. The subject neighborhood is residential in nature, but has a good mixture of land uses, including neighborhood-oriented retail space and an office park. The neighborhood has good linkages via major roadways and interconnecting interstates, which provide access to neighboring communities. Retail and commercial uses are located immediately northeast of the subject on a grid of streets known as Bressi Ranch Village. The downtown area of Carlsbad is located 5.7 miles northwest of the subject. The overall social outlook for the subject's neighborhood is good.

Economic considerations relate to the financial capacity of a neighborhood's occupants. Some of these considerations include the ability of residents to rent or own property, ability to adequately maintain property and the ability to make repairs or renovations to property as needed. Residential housing in the neighborhood consists of newer single-family homes. Most improvements are in good



condition and well maintained. There appear to be no adverse effects on the subject's neighborhood due to economic conditions.

Governmental considerations relate to the laws, regulations and taxes that are imposed on a neighborhood's properties. The more desirable these attributes are, the more desirable the neighborhood becomes. Real estate tax rates appear to be in line with neighboring communities, and do not pose as an adverse effect on the neighborhood. Regulations regarding zoning and land use are dictated by the City of Carlsbad. There appear to be no adverse effects on the neighborhood due to governmental considerations.

The final consideration one must give to a neighborhood focuses on environmental issues. These consist of man-made or natural features of the neighborhood that include building sizes, neighborhood density, topographical features, adequacy of public utilities and nuisances and hazards emanating from nearby properties. The subject's neighborhood is composed of a combination of level and gently sloping terrain as is typical of this area. There appear to be no adverse effects on the neighborhood due to environmental considerations.

In conclusion, the neighborhood provides most services and amenities needed to support a senior-care facility. The neighborhood is predominantly residential in nature, although it has clusters of office and retail uses. It is within convenient proximity to neighborhood commercial services and medical centers. Overall, the subject neighborhood is a good location for an assisted-living facility.

FACILITY OVERVIEW

According to management, the subject as proposed consists of a high quality assisted-living and memory care facility. It will contain 11 assisted-living and 39 memory care units. The memory care units will be separated into two wings based on acuity, with the ActivCare unit housing the ambulatory residents and the Royal Club housing the non-ambulatory residents. The following table summarizes the proposed unit mix:



Unit Mix Analysis			
Unit Type	Average Size (SF)	Beds	Total Units
Assisted Living			
Private	N/A	6	6
Shared	N/A	10	5
Subtotal		**16**	**11**
Memory Care (ActivCare)			
Private	N/A	9	9
Shared	N/A	24	12
Semiprivate	N/A	8	4
Subtotal		**41**	**25**
Memory Care (Royal Club)			
Private	N/A	5	5
Shared	N/A	14	7
Semiprivate	N/A	4	2
Subtotal		**23**	**14**
Subject's Total Beds/Units		**80**	**50**

SERVICES DESCRIPTION

The subject is a residential care facility for the elderly providing care for non-ambulatory and frail elderly residents. Services provided include 24-hour care with emergency call buttons in all rooms, three meals daily and snacks, assistance with bathing and dressing, medication supervision, housekeeping and laundry, transportation to medical appointments, planned daily activities, telephone and cable TV in all rooms and an onsite barber/beauty salon.

MANAGEMENT OVERVIEW

Since the successful operation of a going concern is dependent upon effective management, a perusal of facility management can provide an indication of the potential for growth or the risk of achieving budgeted cash flows. Professional management with a high level of experience and expertise can improve the stability of operations, reducing the risk associated with the assets.



The subject will be operated by Health Care Group. Health Care Group is a San Diego based corporation that was formed in 1981. Health Care Group manages the operations of its various retirement communities, Alzheimer's care facilities and skilled-nursing facilities. Currently, Health Care Group manages nine senior housing and care facilities in California and Alabama, which offer more than 1,700 accommodations and employ more than 1,200 people. Several levels of housing and care are available to accommodate the different resident needs, which include independent living (instrumental assisted living), assisted living, ActivCare - Residential Alzheimer's care and skilled-nursing.

The following facilities are currently operated by Health Care Group:

- Grossmont Gardens (La Mesa) – Independent/Assisted/Memory Care/Skilled-Nursing
- ActivCare at La Mesa – Memory Care
- Las Villas Del Norte (Escondido) – Independent/Assisted/Memory Care/Skilled-Nursing
- Mount Royal Towers (Birmingham, AL) – Independent/Assisted/Memory Care/Skilled-Nursing
- Rancho Vista (Vista) – Independent/Assisted/Memory Care/Skilled-Nursing
- Las Villas De Carlsbad – Independent/Assisted/Skilled-Nursing
- Mountview (Montrose) – Independent/Assisted
- ActivCare at Point Loma – Memory Care
- Brittany House (Long Beach) – Memory Care



SITE DESCRIPTION

SITE CHARACTERISTICS

Location	—	The subject site occupies a full block and is bordered by Town Garden Road on the north, Paradise Road on the south, Nygaard Street on the east and Cottage Drive on the west. It is in Carlsbad, California, and is identified by the San Diego County tax assessor as Parcel Number 213-190-02-00. A plat map is contained in the Addendum.
Frontage	—	Frontage along Town Garden Road measures approximately 280 feet, with 296 feet along Paradise Road, 346 feet along Nygaard Street and 363 feet along Cottage Drive.
Size/Shape	—	According the San Diego County Assessor, the subject site is 108,900 square feet, or 2.5 acres, is a multiple cornered lot and is nearly rectangular.
Visibility	—	Excellent due to its exposure to four streets.
Access	—	The subject will be accessible from the four surrounding streets.

The following aerial photograph illustrates the access to the subject:

FLOOD ZONE

The subject is located in Flood Zone X (community map and panel number 06073C1051, effective June 19, 1997) and is not located within a flood hazard area.

Zone X is the flood insurance rate zone that corresponds to areas outside the 1% annual chance floodplain, areas of 1% annual chance sheet flow flooding where average depths are less than one foot, areas of 1% annual chance stream flooding where the contributing drainage area is less than one square mile, or areas protected from the 1% annual chance flood by levees. No Base Flood Elevations or depths are shown within this zone. Insurance purchase is not required in these zones. A copy of the FEMA Map is presented below:


FIRM
MAP NUMBER
EFFECTIVE DATE:



UTILITIES

All typical city services exist and are available to the subject site, including sewer, water, gas, electricity, sanitation, and fire and police protection.

ZONING

The subject site is zoned P-C (Planned Community) by the City of Carlsbad. All P-C districts are required to have a master plan. The subject site is within the Bressi Ranch Master Plan. The subject site is designated for an "Assisted Care" development. However, the subject site's owners filed a request for a conditional use permit to enable the construction of a 50-unit, 82-bed assisted-living facility. On June 3, 2009, approval was granted for this construction as CUP 08-19, Bressi Ranch Assisted Living.

EASEMENTS/ENCROACHMENTS/RESTRICTIONS

We did not review a property profile on the subject property. It is assumed typical easements exist and provide for availability of utilities such as water, gas and electricity. The easements are deemed to be of the type normally found on a developed parcel and therefore do not adversely affect the marketability of the subject site.

IMPROVEMENTS DESCRIPTION

BUILDING

Building plans for the subject were not available for review due to the subject being in the very early stages of development. No specific information was available at the time of this market study regarding improvements. It is assumed that all information provided by Management is correct.

LAYOUT

According to management, the subject as proposed consists of a high quality assisted-living and memory care facility. It will contain 11 assisted-living and 39 memory care units. The following table summarizes the proposed unit mix:



Unit Mix Analysis			
Unit Type	Average Size (SF)	Beds	Total Units
Assisted Living			
Private	N/A	6	6
Shared	N/A	10	5
Subtotal		**16**	**11**
Memory Care (ActivCare)			
Private	N/A	9	9
Shared	N/A	24	12
Semiprivate	N/A	8	4
Subtotal		**41**	**25**
Memory Care (Royal Club)			
Private	N/A	5	5
Shared	N/A	14	7
Semiprivate	N/A	4	2
Subtotal		**23**	**14**
Subject's Total Beds/Units		**80**	**50**

SITE IMPROVEMENTS

As proposed, it is assumed that the subject site will be is improved with asphalt paving, concrete walks, signage, mature landscaping surrounding the structure, along with adequate parking.

DEPRECIATION

PHYSICAL

As proposed, the subject will consist of an assisted-living and memory care facility. Since the subject has not been constructed yet, no physical depreciation is noted.

FUNCTIONAL

The overall utility of the design of the subject improvements will be typical and adequate for their proposed use as an assisted-living facility. No functional obsolescence was noted.



ECONOMIC/EXTERNAL

No adjacent land uses appear detrimental to the use of the subject. Elderly demographics indicate the potential for relatively stable future demand. No alternative use is suggested that would generate a higher net return to the land.

EQUIPMENT

Equipment will include the normal complement of items (care supplies, office, laundry, kitchen, dining, activities and therapy) necessary to serve an assisted-living and memory facility. A detailed inventory of the equipment is beyond the scope of this assignment. It is assumed that the equipment will be of adequate quantity and quality to adequately serve resident needs and will be in good condition.

SUMMARY

As proposed, the subject improvements will comprise an assisted-living facility. The improvements are assumed to be of excellent quality and condition and will exhibit no significant signs of deferred maintenance. No significant functional or economic obsolescence was noted and the subject will be well suited to provide assisted-living and memory care services.

MARKET AREA

The primary market area (PMA) is defined as the geographic area from which 70% to 90% of residents will originate. The remaining 10% to 30% of the residents will originate from outside the PMA, called the Secondary Market Area (SMA). Properly identifying the PMA is a critical component of a feasibility study. Factors influencing PMA boundaries are social, income difference, physical barriers and land use patterns.

In heavily developed urban areas 70% to 90% of the residents often originate from within the local city or within a five- to ten-mile radius. This covers a considerably smaller area than a less developed community, which typically has 70% to 90% of residents originating from an entire county or within a 15- to 20-mile radius.



The subject site is located in a newly developed, growing planned community in the well-developed suburban community of Carlsbad. Its primary competitors will be located in Carlsbad and the neighboring cities of Vista, San Marcos and Encinitas. Based on discussions with local operators and marketing directors, residents of this "north county" area do not generally travel to urban San Diego in search of retirement living, nor does the reverse generally occur. Areas north and east of Carlsbad are sparsely populated for many miles. The area directly north of the subject, which extends up to the southern border of Oceanside, is undeveloped and mountainous. Therefore, the northern border of the PMA is defined as the southern edge of Oceanside due to the fact that residents must travel to the west or east to go around this mountainous area in order to access the subject's area. The southern border of the PMA is defined as the southern edge of Carlsbad. The eastern border is Highway 78 and Rancho Santa Fe Road, which run along the north side of undeveloped mountainous terrain. The western border is the Pacific Ocean. The SMA is considered to be the remainder of metropolitan San Diego.

COMPETITIVE SUPPLY

In order to estimate the demand for units, we have analyzed present and future supply and demand within the subject's primary market area. This assessment is being used to determine the demand for assisted-living facilities.

COMPETITIVE FACILITIES

This market study will present a summary of existing facilities that will be analyzed in order to determine the existing and future supply. A search for competition consisted of interviews with administrators and/or marketing directors and a list of assisted-living facilities provided by the California Community Care Licensing Division. Only facilities with similar services and levels of care within the PMA were selected.

The analysis of the competitive environment includes existing, under construction and proposed senior facilities located within the subject's PMA. Not including the subject, there are six existing facilities in the PMA. All of these facilities are considered directly competitive based on their location in



similar communities. Of the six competitive facilities, five offer both assisted living and memory care. Profiles of the subject and all the facilities are presented on the following pages:

Bressi Ranch Assisted Living

Subject Profile



General

Street Address: SEC of Town Garden Rd. & Cottage Dr.
City, State, Zip: Carlsbad, CA 92009
Contact Person: Kevin Moriarty
Telephone Number: (858) 565-4424

Owner: Bressi Holding LLC
Operator: Health Care Group

Operations

		IL	AL
Number of Licensed	Units/Beds	N/A	80
Number of Operating	Units/Beds	N/A	80

Other types of units available: ☐ SN ☑ ALZ ☐ CC/IN

Building

Stories	N/A	Design	Residential
Constructed	Proposed	Visibility	Excellent
Quality	Excellent	Access	Excellent
Condition	Excellent	Neighborhood	Suburban

Services Provided in Basic Rate

Three Daily Meals	☑	Utilities	☑
Weekly Housekeeping	☑	Maintenance	☑
Laundry - Linens	☑	Furnished Room	☐
Laundry - Personal Items	☐	Activities	☑
Scheduled Transportation	☑	Social Services	☑

IL Unit Sizes & Rates*

Unit Type:	Size (SF)	Monthly Base Rate
Shared	N/A	N/A
Studio	N/A	N/A
1 Bedroom	N/A	N/A
2 Bedroom	N/A	N/A
3 Bedroom	N/A	N/A
Other	N/A	N/A

*As of the effective date of the report 06/10/2009

Other Services Provided

Medication Mgmnt.	☑	Secured Alzheimer's	☑
Therapies	☐	Beauty/Barber Shop	☐
Hospice	☐	Other	☐
Respite	☐		

Personal Care Rate Structure

Type of Rate Structure: All Inclusive

AL Unit Sizes & Rates*

Unit Type:	Size (SF)	Monthly Base Rate
Shared	N/A	$2,650
Studio	N/A	$3,050
1 Bedroom	N/A	N/A
2 Bedroom	N/A	N/A
Alzheimer's Shared	N/A	$4,700 to $6,550
Alzheimer's Private	N/A	$5,500 to $7,300
Other	N/A	N/A

*As of the effective date of the report 06/10/2009

Other Fees

Entrance Fee	N/A	Community Fee	N/A
2nd Occupant	N/A		

Payor Mix:*

Private	100%
Medicaid	0%
SSI/Other	0%
Total	100%

*As of the effective date of the report

Occupancy Statistics

AL	N/A
AL Occupancy	N/A
IL	N/A
IL Occupancy	N/A

Comments:

The subject will be licensed for up to 82 Residential Care for the Elderly beds (assisted living) and will contain 50 units. Total capacity will be 80 residents. The assisted-living rates do not include ADLs, which are available for an additional $450 per month. The memory care rates are all inclusive, except of incontinence fees. It is located in the 585-acre, newer master planned community of Bressi Ranch at the junction of El Camino Real and Palomar Airport Road in Carlsbad, which is less than 30 miles from downtown San Diego. Bressi Ranch contains schools, retail shops and other services, a mixed-use office park, a gas station, a Boys' and Girls' Club and the subject. The community also includes about 200 acres of open space, which includes walking trails and eight parks. Bressi Ranch encompasses eight neighborhoods of single-family homes of varying styles, sizes and price ranges. The northern portion is within the McClellan-Palomar Airport influence area and will be developed with the mixed-use office park. The southern portion of the community is developed with the mixed-use Village Center, which is surrounded by a wide range of single-family homes on various size lots. The Village Center is a mixture of land uses, including a shopping center, small shops along a Main Street, high density affordable apartments, an assisted-living facility (the subject), and a community facility (Village Club). The Village Club is a private facility for residents, with a swimming pool, meeting room with kitchen, spa, showers, barbecue area, picnic tables, outdoor fireplace and a walk-in wading pool.

IL - Independent Living, CC - Congregate Care, AL - Assisted Living, ALZ - Assisted Living Alzheimer's, SN - Skilled Nursing, N/A - Not Applicable

Sunrise at La Costa

Competitor 1



General

Street Address:	7020 Manzanita Street
City, State, Zip:	Carlsbad, CA 92009
Contact Person:	Rachel - Marketing
Telephone Number:	(760) 930-0060
Distance to Subject:	1.9 miles southwest
Owner:	AL ILA Costa Senior Housing LLC
Operator:	Sunrise Senior Living

Operations

		IL	AL
Number of Licensed	Units/Beds	N/A	86
Number of Operating	Units/Beds	N/A	86

Other types of units available: ☐ SN ☑ ALZ ☑ CC/IN

Building

Stories	2	Design	Residential
Constructed	1999	Visibility	Average
Quality	Good	Access	Average
Condition	Good	Neighborhood	Suburban

Services Provided in Basic Rate

Three Daily Meals	☑	Utilities	☑
Weekly Housekeeping	☑	Maintenance	☑
Laundry - Linens	☑	Furnished Room	☐
Laundry - Personal Items	☐	Activities	☑
Scheduled Transportation	☑	Social Services	☑

IL Unit Sizes & Rates*

Unit Type:	Size (SF)	Monthly Base Rate
Shared	N/A	N/A
Studio	N/A	N/A
1 Bedroom	N/A	N/A
2 Bedroom	N/A	N/A
3 Bedroom	N/A	N/A
Other	N/A	N/A

*As of the effective date of the report 06/10/2009

Other Services Provided

Medication Mgmnt.	☑	Secured Alzheimer's	☑
Therapies	☐	Beauty/Barber Shop	☑
Hospice	☐	Other	☐
Respite	☐		

Personal Care Rate Structure

Type of Rate Structure	A la Carte
Service Level Compared to Subject	Similar

AL Unit Sizes & Rates*

Unit Type:	Size (SF)	Monthly Base Rate
Shared	N/A	N/A
Studio	300	$3,498
1 Bedroom	450 to 550	$4,563
2 Bedroom	N/A	N/A
Alzheimer's Shared	300	$3,498
Alzheimer's Private	450 to 550	$4,258
Other	N/A	N/A

*As of the effective date of the report 06/10/2009

Other Fees

Entrance Fee	N/A	Community Fee	1mth rent
2nd Occupant	N/A		

Payor Mix:*

Private	100%
Medicaid	0%
SSI/Other	0%
Total	100%

*As of the effective date of the report

Occupancy Statistics

AL	84
AL Occupancy	98%
IL	N/A
IL Occupancy	N/A

Comments:

This facility contains 66 assisted-living units and 20 memory care units. According to the facility contact, the memory care unit is currently full and the assisted-living building has only two available units, which is typical. Services are offered on a point system, typically ranging from $840 to $1,860 per month. This facility is located in an established, good-quality residential neighborhood.

IL - Independent Living, CC- Congregate Care, AL- Assisted Living, ALZ - Assisted Living Alzheimer's, SN - Skilled Nursing, N/A -Not Applicable

Silvergate San Marcos

Competitor 2



General

Street Address:	1550 Security Place
City, State, Zip:	San Marcos, CA 92078
Contact Person:	David Nelson - Marketing Dir.
Telephone Number:	(760) 744-4484
Distance to Subject:	2.7 miles east
Owner:	AmeriCare Health & Retirement, Inc.
Operator:	AmeriCare Health & Retirement, Inc.

Operations

		IL	AL
Number of Licensed	Units/Beds	N/A	100
Number of Operating	Units/Beds	N/A	100

Other types of units available: ☐ SN ☑ ALZ ☐ CC/IN

Building

Stories	2	Design	Residential
Constructed	1980s/2000	Visibility	Good
Quality	Avg/Good	Access	Good
Condition	Avg/Good	Neighborhood	Suburban

Services Provided in Basic Rate

Three Daily Meals	☑	Utilities	☑
Weekly Housekeeping	☑	Maintenance	☑
Laundry - Linens	☑	Furnished Room	☐
Laundry - Personal Items	☑	Activities	☑
Scheduled Transportation	☑	Social Services	☑

IL Unit Sizes & Rates*

Unit Type:	Size (SF)	Monthly Base Rate
Shared	N/A	N/A
Studio	N/A	N/A
1 Bedroom	N/A	N/A
2 Bedroom	N/A	N/A
3 Bedroom	N/A	N/A
Other	N/A	N/A

*As of the effective date of the report 06/10/2009

Other Services Provided

Medication Mgmnt.	☑	Secured Alzheimer's	☑
Therapies	☐	Beauty/Barber Shop	☑
Hospice	☐	Other	☐
Respite	☑		

Personal Care Rate Structure

Type of Rate Structure	Tiered
Service Level Compared to Subject	Similar

AL Unit Sizes & Rates*

Unit Type:	Size (SF)	Monthly Base Rate
Shared	N/A	N/A
Studio	300 to 480	$2,595 to $2,995
1 Bedroom	600	$3,595
2 Bedroom	N/A	N/A
Alzheimer's Shared	450	$4,195
Alzheimer's Private	450	$5,195
Other	N/A	N/A

*As of the effective date of the report 06/10/2009

Other Fees

Entrance Fee	N/A	Community Fee	$2,400
2nd Occupant	$600		

Payor Mix:*

Private	100%
Medicaid	0%
SSI/Other	0%
Total	100%

*As of the effective date of the report

Occupancy Statistics

AL	98
Occupancy	98%
IL	N/A
Occupancy	N/A

Comments:

This facility contains a 60-unit assisted-living building built in the 1980s and a 40-unit memory care building built in 2000. According to the facility contact, the memory care unit is currently full and the assisted-living building has only two available units, which is typical. There are currently no rental concessions or promotions. Four levels of care are offered ranging from $450 to $1,800 per month for assisted living and from $600 to $2,400 for memory care. Assisted living rent does not include any levels of care, while the memory care rent includes Level 1. The facility is located along a residential street in a mixed-use neighborhood that includes multifamily residential and retail uses.

IL - Independent Living, CC- Congregate Care, AL- Assisted Living, ALZ - Assisted Living Alzheimer's, SN - Skilled Nursing, N/A -Not Applicable

Brookdale Place of San Marcos

Competitor 3



General

Street Address:	1590 West San Marcos Boulevard
City, State, Zip:	San Marcos, CA 92069
Contact Person:	Ruth Gregory - Counselor
Telephone Number:	(760) 471-9904
Distance to Subject:	2.8 miles east
Owner:	BLC of California - San Marcos
Operator:	Brookdale Senior Living

Operations

		IL	AL
Number of Licensed	Units/Beds	115	105
Number of Operating	Units/Beds	115	105

Other types of units available: ☐ SN ☐ ALZ ☑ CC/IN

Building

Stories	3	Design	Residential
Constructed	1980	Visibility	Average
Quality	Average	Access	Average
Condition	Avg/Good	Neighborhood	Suburban

Services Provided in Basic Rate

Three Daily Meals	☑	Utilities	☑
Weekly Housekeeping	☑	Maintenance	☑
Laundry - Linens	☑	Furnished Room	☐
Laundry - Personal Items	☐	Activities	☑
Scheduled Transportation	☑	Social Services	☑

IL Unit Sizes & Rates*

Unit Type:	Size (SF)	Monthly Base Rate
Shared	N/A	N/A
Studio	N/A	N/A
1 Bedroom	N/A	N/A
2 Bedroom	N/A	N/A
3 Bedroom	N/A	N/A
Other	N/A	N/A

*As of the effective date of the report 06/10/2009

Other Services Provided

Medication Mgmnt.	☑	Secured Alzheimer's	☐
Therapies	☑	Beauty/Barber Shop	☑
Hospice	☐	Other	☐
Respite	☐		

Personal Care Rate Structure

Type of Rate Structure	A la Carte
Service Level Compared to Subject	Similar

AL Unit Sizes & Rates*

Unit Type:	Size (SF)	Monthly Base Rate
Shared	N/A	N/A
Studio	484	$2,000
1 Bedroom	600 to 720	$2,500
2 Bedroom	770 to 825	$2,800
Alzheimer's Shared	N/A	N/A
Alzheimer's Private	N/A	N/A
Other	N/A	N/A

*As of the effective date of the report 06/10/2009

Other Fees

Entrance Fee	N/A	Community Fee	$2,000
2nd Occupant	$500		

Payor Mix:*

Private	100%
Medicaid	0%
SSI/Other	0%
Total	100%

*As of the effective date of the report

Occupancy Statistics

AL	100
AL Occupancy	95%
IL	109
IL Occupancy	95%

Comments:

This facility is located in an older San Marcos neighborhood that is a mixture of multifamily residential and commercial uses. The facility was completely remodeled in 1988. The common areas are extensive and well-appointed, and there is a very large central courtyard with swimming pool, patios, barbecue areas and other recreational amenities. All units have full kitchens and well-appointed bathrooms with step-in showers. All units also have private patios or balconies. This facility also contains 115 independent living units. There is no extra charge for pets. According to the facility contact, occupancy has been 95% or greater in the past few years.

IL - Independent Living, CC - Congregate Care, AL - Assisted Living, ALZ - Assisted Living Alzheimer's, SN - Skilled Nursing, N/A - Not Applicable

Aegis at Shadowridge

Competitor 4



General

Street Address:	1440 South Melrose Drive
City, State, Zip:	Oceanside, CA 92056
Contact Person:	Michele Bessinger - Marketing
Telephone Number:	(760) 806-3600
Distance to Subject:	3.2 miles north
Owner:	Aegiso LLC
Operator:	Aegis Living

Operations

		IL	AL
Number of Licensed	Units/Beds	N/A	84
Number of Operating	Units/Beds	N/A	84

Other types of units available: ☐ SN ☑ ALZ ☐ CC/IN

Building

Stories	2	Design	Residential
Constructed	1998	Visibility	Very Good
Quality	Excellent	Access	Good
Condition	Excellent	Neighborhood	Suburban

Services Provided in Basic Rate

Three Daily Meals	☑	Utilities	☑
Weekly Housekeeping	☑	Maintenance	☑
Laundry - Linens	☑	Furnished Room	☐
Laundry - Personal Items	☐	Activities	☑
Scheduled Transportation	☑	Social Services	☑

IL Unit Sizes & Rates*

Unit Type:	Size (SF)	Monthly Base Rate
Shared	N/A	N/A
Studio	N/A	N/A
1 Bedroom	N/A	N/A
2 Bedroom	N/A	N/A
3 Bedroom	N/A	N/A
Other	N/A	N/A

*As of the effective date of the report 06/10/2009

Other Services Provided

Medication Mgmnt.	☑	Secured Alzheimer's	☑
Therapies	☑	Beauty/Barber Shop	☑
Hospice	☑	Other	☐
Respite	☑		

Personal Care Rate Structure

Type of Rate Structure	A la Carte
Service Level Compared to Subject	Similar

AL Unit Sizes & Rates*

Unit Type:	Size (SF)	Monthly Base Rate
Shared	N/A	N/A
Studio	377	$3,711
1 Bedroom	650 to 800	$4,502 to $4,806
2 Bedroom	N/A	N/A
Alzheimer's Shared	377	$2,600
Alzheimer's Private	377	$4,100
Other	N/A	N/A

*As of the effective date of the report 06/10/2009

Other Fees

Entrance Fee	N/A	Community Fee	$1,000
2nd Occupant	$1,000		

Payor Mix:*

Private	100%
Medicaid	0%
SSI/Other	0%
Total	100%

*As of the effective date of the report

Occupancy Statistics

AL	82
AL Occupancy	98%
IL	N/A
IL Occupancy	N/A

Comments:

This facility contains 49 assisted-living units and 35 secured memory-care units. It is at a lighted intersection off a main thoroughfare and a secondary residential connector road in a growing area at the border of Oceanside and Vista. Visibility is very good at the intersection. The surrounding neighborhood has a significant amount of undeveloped land, with other uses including a newer neighborhood shopping center, an assisted-living facility, a house of worship and a new apartment home community. Overall, this neighborhood is in good condition. According to the facility contact, occupancy has been between 98% and 100% in recent years. The base rates do not include ADLs, which are available on an a la carte basis and can be customized to each resident's needs.

IL - Independent Living, CC - Congregate Care, AL- Assisted Living, ALZ - Assisted Living Alzheimer's, SN - Skilled Nursing, N/A -Not Applicable

Emeritus at Carlsbad

Competitor 5



General

Street Address:	3140 El Camino Real
City, State, Zip:	Carlsbad, CA 92008
Contact Person:	Debra - Comm. Relations
Telephone Number:	(760) 720-9898
Distance to Subject:	5.3 miles northwest
Owner:	C N L Retirement AUR 1 Calif A Pack LP
Operator:	Emeritus Senior Living

Operations

		IL	AL
Number of Licensed	Units/Beds	N/A	115
Number of Operating	Units/Beds	N/A	115

Other types of units available: ☑ SN ☑ ALZ ☐ CC/IN

Building

Stories	3	Design	Residential
Constructed	1999	Visibility	Good
Quality	Good	Access	Good
Condition	Good	Neighborhood	Suburban

Services Provided in Basic Rate

Three Daily Meals	☑	Utilities	☑
Weekly Housekeeping	☑	Maintenance	☑
Laundry - Linens	☑	Furnished Room	☐
Laundry - Personal Items	☐	Activities	☑
Scheduled Transportation	☑	Social Services	☑

IL Unit Sizes & Rates*

Unit Type:	Size (SF)	Monthly Base Rate
Shared	N/A	N/A
Studio	N/A	N/A
1 Bedroom	N/A	N/A
2 Bedroom	N/A	N/A
3 Bedroom	N/A	N/A
Other	N/A	N/A
Other 2	N/A	N/A

*As of the effective date of the report 06/10/2009

Other Services Provided

Medication Mgmnt.	☑	Secured Alzheimer's	☑
Therapies	☑	Beauty/Barber Shop	☑
Hospice	☑	Other	☐
Respite	☑		

Personal Care Rate Structure

Type of Rate Structure	A la Carte
Service Level Compared to Subject	Similar

AL Unit Sizes & Rates*

Unit Type:	Size (SF)	Monthly Base Rate
Shared	N/A	N/A
Studio	320	$3,011
1 Bedroom	415 to 520	$3,711 to $4,988
2 Bedroom	N/A	N/A
Alzheimer's Shared	320 to 415	$3,133
Alzheimer's Private	320 to 415	$3,863
Other	N/A	N/A

*As of the effective date of the report 06/10/2009

Other Fees

Entrance Fee	N/A	Community Fee	1mth rent
2nd Occupant	$760		

Payor Mix:*

Private	100%
Medicaid	0%
SSI/Other	0%
Total	100%

*As of the effective date of the report

Occupancy Statistics

AL	112
AL Occupancy	97%
IL	N/A
IL Occupancy	N/A

Comments:

Emeritus at Carlsbad was formerly known as Brighton Gardens of Carlsbad. It is located in a neighborhood of newer single- and multifamily residential developments and medical uses. This facility also contains a 45-bed skilled-nursing unit. A 25-bed secured assisted-living facility for Alzheimer's residents is also available on site and is currently full. The base rates do not include ADLs, which are available on an a la carte basis and can be customized to each resident's needs. Medications management ranges from $304 to $456 per month, which represents the least expensive level of care. The maximum level of care is approximately $2,100 per month in addition to the base rent.

IL - Independent Living, CC- Congregate Care, AL- Assisted Living, ALZ - Assisted Living Alzheimer's, SN - Skilled Nursing, N/A -Not Applicable

Glenview Assisted Living

Competitor 6



General

Street Address:	1950 Calle Barcelona
City, State, Zip:	Carlsbad, CA 92009
Contact Person:	Sophia - Marketing
Telephone Number:	(760) 704-6800
Distance to Subject:	3.8 miles south
Owner:	Continuing Life Communities LLC
Operator:	Continuing Life Communities LLC

Operations

		IL	AL
Number of Licensed	Units/Beds	N/A	70
Number of Operating	Units/Beds	N/A	70

Other types of units available: ☑ SN ☑ ALZ ☑ CC/IN

Building

Stories	1 & 2	Design	Residential
Constructed	2002	Visibility	Good
Quality	Very Good	Access	Good
Condition	Very Good	Neighborhood	Suburban

Services Provided in Basic Rate

Three Daily Meals	☑	Utilities	☑
Weekly Housekeeping	☑	Maintenance	☑
Laundry - Linens	☑	Furnished Room	☐
Laundry - Personal Items	☐	Activities	☑
Scheduled Transportation	☑	Social Services	☑

IL Unit Sizes & Rates*

Unit Type:	Size (SF)	Monthly Base Rate
Shared	N/A	N/A
Studio	N/A	N/A
1 Bedroom	N/A	N/A
2 Bedroom	N/A	N/A
3 Bedroom	N/A	N/A
Other	N/A	N/A

*As of the effective date of the report 06/10/2009

Other Services Provided

Medication Mgmnt.	☑	Secured Alzheimer's	☑
Therapies	☑	Beauty/Barber Shop	☑
Hospice	☐	Other	☐
Respite	☑		

Personal Care Rate Structure

Type of Rate Structure	Tiered
Service Level Compared to Subject	Similar

AL Unit Sizes & Rates*

Unit Type:	Size (SF)	Monthly Base Rate
Shared	N/A	N/A
Studio	407	$5,267
1 Bedroom	485 to 604	$3,208
2 Bedroom	737	$7,856
Alzheimer's Shared	407 to 604	$5,523
Alzheimer's Private	407	$6,455
Other	N/A	N/A

*As of the effective date of the report 06/10/2009

Other Fees

Entrance Fee	N/A	Community Fee
2nd Occupant		

Payor Mix:*

Private	100%
Medicaid	0%
SSI/Other	0%
Total	100%

*As of the effective date of the report

Occupancy Statistics

AL	69
AL Occupancy	99%
IL	N/A
IL Occupancy	N/A

Comments:

This facility also contains 70 skilled-nursing beds and is part of the La Costa Glen Carlsbad Continuing Care Retirement Community (CCRC). The facility has 70 assisted-living units, with 18 units in a secured memory care wing. According to the facility contact, they take residents from outside the CCRC but residents from within the CCRC get first priority. Currently, the only available unit is in the memory care wing. The memory care rates are all inclusive, except for incontinence care. The assisted-living rates includes the first level of care, with Level 2 at an additional $900 per month and Level 3 at $1,200. Medications management is included in Levels 2 and 3. It is located between a major commercial thoroughfare and mountainous undeveloped land in southern Carlsbad.

IL - Independent Living, CC- Congregate Care, AL- Assisted Living, ALZ - Assisted Living Alzheimer's, SN - Skilled Nursing, N/A -Not Applicable

ADDITIONS TO SUPPLY

Based on our discussions with the management of the subject and its competitors, and interviews with the local building and planning department, as well as state health agencies, we are unaware of any proposed additions to the assisted-living or memory care unit supply in the subject's PMA. However, an assisted living facility has been proposed in the northern portion of Oceanside, approximately 8.3 miles northwest of the subject, in the secondary market area (SMA). As proposed, it will contain 180 instrumental assisted-living units and 59 assisted-living units in a 340,000-square-foot building.

SUMMARY OF LOCAL COMPETITIVE FACILITIES

Occupancy

A total of 560 licensed assisted-living units/beds (including memory care units) were surveyed, of which 545 were occupied, indicating an occupancy rate of 97.3%.

Competitors 1, 4, 5 and 6 are the newest, most upscale and are the most appealing facilities in the PMA. Competitors 2 and 3 are older, have been renovated within the last 10 years and are less appealing than the four upscale competitors.

The tables below present assisted-living and memory care occupancy rates of the local comparable facilities:

		AL Occupancy Statistics				
		Occupied	Licensed		Operating	
	Provider	Units/Beds	Units/Beds	Occup.	Units/Beds	Occup.
1	Sunrise at La Costa	84	86	97.7%	86	97.7%
2	Silvergate San Marcos	98	100	98.0%	100	98.0%
3	Brookdale Place of San Marcos	100	105	95.2%	105	95.2%
4	Aegis at Shadowridge	82	84	97.6%	84	97.6%
5	Emeritus at Carlsbad	112	115	97.4%	115	97.4%
6	Glenview Assisted Living	69	70	98.6%	70	98.6%
	Weighted Average	545	560	97.3%	560	97.3%
	Less Memory Care Units/Beds	137	138	99.3%	138	99.3%
	Weighted Average (AL only)	408	422	96.7%	422	96.7%
	Subject (Beds)	N/A	**16**	N/A	**16**	N/A
	Total Including Subject	**N/A**	**438**	**N/A**	**438**	**N/A**

N/A = Not Applicable



Five of the subject's competitors offer memory care units/beds, which will all compete with the subject's memory care units/beds. In the above table, the memory care units/beds from these competitors are subtracted from the assisted-living units, which indicates an assisted-living occupancy rate of 96.7% and a memory care occupancy rate of 99.3%. The following table presents a detailed breakout of the memory care units/beds:

	Provider	MC Occupancy Statistics Occupied Units/Beds	Licensed Units/Beds	Occup.
1	Sunrise at La Costa	20	20	100.0%
2	Silvergate San Marcos	40	40	100.0%
4	Aegis at Shadowridge	35	35	100.0%
5	Emeritus at Carlsbad	25	25	100.0%
6	Glenview Assisted Living	17	18	94.4%
	Weighted Average	137	138	99.3%
	Subject (Beds)	**N/A**	**64**	**N/A**
	Total Including Subject	**N/A**	**202**	**N/A**

N/A = Not Applicable

Rate

In order to determine if the subject's private-pay rates are within market, a survey of local facilities was conducted. The following table presents a summary of these rates:

	Provider	Assisted Living Monthly Rates by Unit Type Shared	Studio	Alzheimer's Shared	Alzheimer's Private
1	Sunrise at La Costa	N/A	$3,498	$3,498	$4,258
2	Silvergate San Marcos	N/A	$2,595 to $2,995	$4,195	$5,195
3	Brookdale Place of San Marcos	N/A	$2,000	N/A	N/A
4	Aegis at Shadowridge	N/A	$3,711	$2,600	$4,100
5	Emeritus at Carlsbad	N/A	$3,011	$3,133	$3,863
6	Glenview Assisted Living	N/A	$5,267	$5,523	$6,455
	Min to Max	N/A	$2,000 to $5,267	$2,600 to $5,523	$3,863 to $6,455
	Subject (Mgmt's Projected)	**$2,650**	**$3,050**	**$4,700 to $6,550**	**$5,500 to $7,300**

N/A = Not Applicable

Management is projecting a monthly base rate of $2,650 for a shared AL unit, $3,050 for a private AL studio, $4,700 to $6,550 for a shared/semiprivate memory care unit, and $5,500 to $7,300 for a private memory care unit. The memory care rates are all inclusive. The range in price for the memory care units is based on the acuity of the resident.



The memory care rates for the subject and Competitor 6 are all inclusive, while the rates for Competitors 1, 2, 4 and 5 do not include any ADLs.

DEMAND

PMA population statistics are provided by Claritas, Inc., a national demographic supplier, and are summarized in the following table:

Bressi Ranch Assisted Living
Demographic Analysis

	Primary Market Area		
	2009	**2014**	**% Change**
Total Population	150,543	167,009	10.9%
Total Households	61,426	68,154	11.0%
Median Housing Value	$524,373	$597,456	13.9%
% of 75+ Householder Living in Non Married Families	40.2%		
% of 65+ Householders Homeowners	84.6%		
65+ Householders	16,677	19,165	14.9%
As a % of Total Households	27.1%	28.1%	
65-74 Population	11,651	14,615	25.4%
As a % of Total Population	7.7%	8.8%	
75-84 Population	10,527	10,686	1.5%
As a % of Total Population	7.0%	6.4%	
85+ Population	4,051	4,780	18.0%
As a % of Total Population	2.7%	2.9%	
% Non-institutional Age 65+ With:			
Sensory Disability	20.3%		
Physical Disability	32.6%		
Mental Disability	13.0%		
Self-Care Disability	10.7%		
Go-Outside-Home Disability	23.4%		

Source: Claritas, Inc.

The 2009 estimated population within the PMA for cohorts aged 65 to 74 represent 7.7% of the total population and is projected to increase to 8.8% by 2014. The cohorts aged 75 to 84 are estimated to



decrease as a percentage of total population from 7.0% to 6.4%. As a percentage of total population the cohorts aged 85-plus are estimated to increase from 2.7% to 2.9% by 2014.

The general PMA population is expected to grow 10.9% by 2014. The cohorts aged 65 to 74 are expected to increase by 25.4%, cohorts aged 75 to 84 are forecasted to increase by 1.5%, and the cohorts aged 85-plus are projected to increase by 18.0% by 2014. The population aged 85-plus is expected to exhibit a higher growth rate when compared to that of the general PMA population. The population aged 85-plus is the most likely to need assisted-living services. This is a positive influence for the future growth demand for assisted-living and memory care facilities.

The following table presents the projections for adults age 45 to 64:

Adult Children Population					
Age Cohort	**2000**	**2009**	**% Change**	**2014**	**% Change**
45 - 49 Population	9,612	12,129	26.2%	12,104	-0.2%
50 - 54 Population	8,264	11,495	39.1%	12,875	12.0%
55 - 59 Population	5,743	9,762	70.0%	11,914	22.0%
60 - 64 Population	4,501	7,532	67.3%	10,094	34.0%
Total 45 - 64 Population	28,120	40,918	45.5%	46,987	14.8%
Total Population	122,153	150,543	23.2%	167,009	10.9%

Between 2000 and 2009, the adult children population increased 45.5% compared to the total population increase of 23.2%. Over the next five years, the adult children population is still expected to increase, at a greater rate than compared to total population. However, the primary group (ages 60 to 64) likely to have parents that are in need of assisted-living and memory care services increased by 67.3% between 2000 and 2009 and is expected to increase by 14.8% over the next five years. In addition, the 65 and older population is expected to increase over the next five years. Based on this analysis, the demand for assisted-living and memory care services should increase.

ASSISTED LIVING DEMAND

AGE AND HEALTH QUALIFIER

The population of health-eligible seniors is of critical importance both in determining the number of those who would qualify for the instrumental assisted units and those who need assistance with activities of daily living qualifying for the assisted-living units. The decision to move to an assisted-living facility is typically driven by need rather than a lifestyle choice. Therefore, the population must be identified to reflect that segment with care or mobility needs. According to the *National Housing Survey of Adults Age 60+*, the following chart shows the findings about how abilities change among the population as a function of age.


60+ Population Requiring Assistance with Activities of Daily Living
Percent by Category
18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
60-64
65-69
70-74
75-79
80-84
85+
Bathing
Walking
Dressing
Transferring
Eating

The National Information Aging Center published statistics on *Mobility and Self-Care Limitations of Persons 60-plus by Age: 1990* (United States, Civilian Non-institutionalized Persons), based on 1990 census information. The study identifies percentages of the population needing assistance with activities of daily living. Based on the study, 13.3% of the cohort aged 65 to 74, 25.8% of cohorts age 75 to 84 and 49.8% of cohorts age 85 and older have mobility or self-care limitations requiring assistance.

According to the *National Survey of Assisted-living residents: Who is the Customer?* The mean age of assisted-living residents is 84.2 years.



Based upon the information presented, the age- and health-qualified population is based upon 25.8% of the 75 to 84 aged population and 49.8% of the age 85-plus population. Applying the study's percentages to the estimated 2009 and 2014 households, results in a total number of age- and health-qualified persons with mobility and self-care limitations. The minimum age that is considered for assisted-living demand in this study is 75 years old. The following table calculates the health-qualified population within the PMA:

Age and Health Qualified Population Calculation

Year				2009				2014
65+ Population				26,229				30,081
Health Qualifier:								
65-74[1]:	11,651 x	13.3% =	0		14,615 x	13.3% =	0	
75-84:	10,527 x	25.8% =	2,716		10,686 x	25.8% =	2,757	
85+:	4,051 x	49.8% =	2,017		4,780 x	49.8% =	2,380	
Health Qualified				4,733				5,137

Only population 75 and older are considered.

INCOME QUALIFIER

The competitors' rates range from $2,000 to $5,267 per month. None of the competitors offers shared units. Management's projected rates, excluding services, are $2,650 for a shared unit and $3,050 for a private studio. Based on the subject's 16 assisted-living beds (six private and 10 shared), a weighted average projected monthly rate of $2,800 is used in this analysis. This indicates a minimum annual household income of $33,600 ($2,800 x 12 months) to cover housing costs for assisted living. Since the monthly rent will cover most living expenses (housing, meals and activities), the maximum a resident can spend on housing, meals and services is estimated at 80% of their annual income, which is the generally accepted proportion within the industry. Therefore, the required annual income is estimated at $42,000 ($33,600 divided by 80% for assisted living).

It is assumed that the homeowners will earn an average interest rate of 4% on the investment of the proceeds from the sale. Therefore, these individuals require a net minimum income of $23,123, or the required gross annual income less interest only income at 4%. The income attributable to the sale of a home is summarized in the following calculation:



Additional Income from Home Sale		
Minimum Required Income (renter)		$42,000
Median Home Value	$524,373	
Less Closing Costs at 10.0%	52,437	
Net Proceeds	$471,935	
Interest Only Income at 4.0%		$18,877
Minimum Required Income (homeowner)		$23,123

Based upon the percentage of the population aged 65-plus owning a home (84.6%), we have assumed that the population aged 75-plus owning a home is 84.6% and the remaining 15.4% are renters. Applying the income required, the weighted average minimum income required for both homeowners and renters is as follows:

Homeowners:	84.6%	x	$23,123	=	$19,572
Renters:	15.4%	x	$42,000	=	$6,448
	Weighted Average:				$26,021

Approximately 76.7% of the PMA's over age 75 households are earning $26,021 or above and therefore, income-qualify for assisted living. This qualified percentage (76.7%) is derived by taking the number of aged 75-plus households that earn more than $26,021 and dividing it by the total number of aged 75-plus households. In determining the income-qualified population throughout this study, we have determined that income gains will be offset by rate increases. Therefore, 76.7% of the population throughout this study is projected to be income qualified. The following table calculates the income-qualified population within the PMA:



Age, Health and Income Qualified Population Calculation										
Year					**2009**					**2014**
65+ Population					26,229					30,081
Health Qualifier:										
65-74 [1]:	11,651 x	13.3%	=	0		14,615 x	13.3%	=	0	
75-84:	10,527 x	25.8%	=	2,716		10,686 x	25.8%	=	2,757	
85+:	4,051 x	49.8%	=	2,017		4,780 x	49.8%	=	2,380	
Health Qualified					4,733					5,137
Percent with income Above $26,021					76.7%					76.7%
Health and Income Qualified					3,629					3,939

Only population 75 and older are considered.

LIVING STATUS QUALIFIER

According to the 1996 ALFAA study, less than 3% of all assisted-living residents were married and living with their spouses. Therefore, this study only considers the majority, which are those seniors in non-married households. Of the total 75-year and older households in the PMA, 40.2% live in non-married households.

COMPETITIVE SUPPLY

There are six assisted-living providers (422 units/beds) in the subject's PMA, which will all compete on some level with the subject.

PERIPHERAL DEMAND ADJUSTMENT

Peripheral demand is demand captured by a market that does not maintain a quantifiable relationship to the demographics of the PMA. Factors that influence the significance of this peripheral demand include the location of the PMA with regard to surrounding secondary market areas, transportation and access to the PMA, linkages associated with the PMA not available in surrounding markets, resident relocations as a result of adult children, and any competitive advantages associated with the PMA supply (amenities, special levels of care, etc.).



The subject is located within a newly developed, growing planned community that is experiencing a higher population growth compared to the rest of San Diego County. Its primary competitors will be located in Carlsbad and the neighboring cities of Vista, San Marcos and Encinitas. Based on discussions with local operators and marketing directors, residents of this "north county" area do not generally travel to urban San Diego in search of retirement living, nor does the reverse generally occur. Areas north and east of Carlsbad are sparsely populated for many miles. The area directly north of the subject, which extends up to the southern border of Oceanside, is undeveloped and mountainous. Therefore, the northern border of the PMA is defined as the southern edge of Oceanside due to the fact that residents must travel to the west or east to go around this mountainous area in order to access the subject's area. The southern border of the PMA is defined as the southern edge of Carlsbad. The eastern border is Highway 78 and Rancho Santa Fe Road, which run along the north side of undeveloped mountainous terrain. The western border is the Pacific Ocean. The SMA is considered to be the remainder of metropolitan San Diego.

Based on the preceding information, for purposes of this analysis it is assumed that only 90% of the total market demand is from the PMA and the remaining 10% is peripheral demand from outside the subject's PMA.

The following table summarizes the age, income, living status; health qualified demand from the PMA as well as indicates the required penetration rates:



Age, Health and Income Qualified Population Calculation

Year				2009				2014
65+ Population				26,229				30,081
Health Qualifier:								
65-74 [1]:	11,651 x	13.3% =	0		14,615 x	13.3% =	0	
75-84:	10,527 x	25.8% =	2,716		10,686 x	25.8% =	2,757	
85+:	4,051 x	49.8% =	2,017		4,780 x	49.8% =	2,380	
Health Qualified				4,733				5,137
Percent with income Above $26,021				76.7%				76.7%
Health and Income Qualified				3,629				3,939
Non Married Households				40.2%				40.2%
Single, Health and Income Qualified Persons				1,459				1,583
Peripheral Demand Adjustment				90.0%				90.0%
Adjusted Single, Health and Income Qualified Persons				1,621				1,759
Less Competitive Supply at 95.0%				401				401
Total Potential Qualified Population From PMA				1,220				1,358
Subject's Stabilized Occupancy at 95.0%				15				15
Required Penetration Rate				1.25%				1.12%

[1] Only population 75 and older are considered.

PENETRATION RATES

As summarized in the previous tables, in 2009 there are 1,621 individuals that are age, health and income-qualified for assisted living within the PMA (adjusted for peripheral demand) that are not living in a competitive facility. This number is expected to increase to 1,759 individuals by 2014. Assuming that the subject's stabilized occupancy is 95.0%, the subject requires a penetration rate of 1.25% decreasing to 1.12% by 2014. Typically acceptable penetration rates are below 15% for assisted living. The subject is well below the range of the acceptable penetration rates. Due to the projected increase in the age, health and income-qualified population over the next five years, coupled with the strong occupancy in the assisted living market (96.7%), the underlying supply and demand factors within subject's PMA suggest that there is a need for the subject's assisted-living units.

OVERALL MARKET UTILIZATION (SATURATION)

As a check for reasonableness, a measurement is used to calculate the overall market saturation or utilization level. For purposes of this analysis, the potential current population that is age, living status, health, and income qualified (Total Qualified Demand from PMA) is 1,621 in 2009 and 1,759 in 2014 for assisted-living services. Total occupied competitive units plus the subject's units at 95.0%



occupancy, results in a total market supply of 416 units in 2009 and 2014. A total market utilization rate of 25.7% in 2009 and 23.7% in 2014 is indicated. This rate reflects the utilization or saturation level within the PMA.

Data taken from the National Center for Health Statistics indicates approximately 10.0% to 13.0% of the national population over age 65 receives home-health care. This indicates that 10.0% to 13.0% of the total potential demand will likely receive home-health care rather than move to an assisted-living facility if they desire to have access to care on a fee-for-service basis. In addition, conversations with developers and operators indicate a significant percentage of the population will live with relatives, or attempt to ignore their needs. In general, a given market can support an assisted living facility which totals less than 60% of the refined population of income-, age- and health-qualified households. The subject's PMA utilization of 25.7% is within the acceptable range, which is typically an indication that the PMA may support the subject's units. The following chart summarizes assisted-living utilization in the PMA:

Assisted Living Market Utilization

Primary Market Area (PMA)	2009	2014
Total Competitive Units/Beds and Subject Beds at 95.0%	416	416
Divided by Adjusted Single, Health and Income Qualified Persons	1,621	1,759
Total Market Utilization	25.7%	23.7%
Typical Acceptable Range	Under 60%	

Subtracting the population living in the PMA's units (including the subject) from the total qualified population results in a remaining qualified population of 1,205 in 2009 and 1,343 in 2014.

MEMORY CARE DEMAND

The U.S. Centers for Disease Control and Prevention publishes statistics on *the Utilization of Alzheimer's Agents in the United States* (Public Health and Aging Trends in Aging) based on 2005 census information. The study identifies Alzheimer's Prevalence by Age Group. Based on the study,



2.0% of the cohort aged 65 to 74, 19.0% of cohorts age 75 to 84 and 42.0% of cohorts age 85 and have a diagnosis of Alzheimer's.

Based upon the information presented, the age- and health-qualified population is based upon 19.0% of the 75 to 84 aged population and 42.0% of the age 85-plus population. Applying the study's percentages to the estimated 2009 and 2014 population, results in a total number of age- and health-qualified persons with mobility and self-care limitations. The minimum age that is considered for memory care demand in this study is 75 years old. The following table calculates the health-qualified population within the PMA:

Age and Health Qualified Population Calculation

Year			2009					2014
65+ Population				26,229				30,081
Health Qualifier:								
65-74 [1]:	11,651 x	2.0% =	0		14,615 x	2.0% =	0	
75-84:	10,527 x	19.0% =	2,000		10,686 x	19.0% =	2,030	
85+:	4,051 x	42.0% =	1,701		4,780 x	42.0% =	2,008	
Health Qualified				3,702				4,038

Only population 75 and older are considered.

INCOME QUALIFIER

The competitors' rates range from $2,600 to $5,523 per month for a shared memory care unit and $3,863 to $6,455 for a private memory care unit. Management's projected rates are $4,700 for a semiprivate ActivCare memory care unit, $5,100 for a shared ActivCare memory care unit, $5,500 for a private ActivCare memory care unit, $5,475 for a semiprivate Royal Club memory care unit, $6,550 for a shared Royal Club memory care unit, and $7,300 for a private Royal Club memory care unit. Based on the subject's 64 assisted living beds (nine ActivCare private, 24 shared, eight semiprivate and five Royal Club private, 14 shared, four semiprivate), a weighted average projected monthly rate of $5,529 is used in this analysis. This indicates a minimum annual household income of $66,349 ($5,529 x 12 months) to cover housing costs for assisted living. Since the monthly rent will cover most living expenses (housing, meals and activities), the maximum a memory care resident can spend on housing, meals and services is estimated at 80% of their annual income, which is the generally



accepted proportion within the industry. Therefore, the required annual income is estimated at $82,936 ($66,349 divided by 80%).

However, this analysis assumes that homeowners can sell their homes and have assets to invest for income and from which to draw funds. It is assumed that the homeowners will earn an average interest rate of 4% on the investment of the proceeds from the sale. Therefore, these individuals require a net minimum income of $64,059, or the required gross annual income less interest only income at 4%. The income attributable to the sale of a home is summarized in the following calculation:

Additional Income from Home Sale		
Minimum Required Income (renter)		$82,936
Median Home Value	$524,373	
Less Closing Costs at 10.0%	52,437	
Net Proceeds	$471,935	
Interest Only Income at 4.0%		$18,877
Minimum Required Income (homeowner)		$64,059

Based upon the percentage of the population aged 65-plus owning a home (84.6%), we have assumed that the population aged 75-plus owning a home is 84.6% and the remaining 15.4% are renters. Applying the income required, the weighted average minimum income required for both homeowners and renters is as follows:

Homeowners:	84.6%	x	$64,059	=	$54,223
Renters:	15.4%	x	$82,936	=	$12,734
	Weighted Average:				$66,957

Approximately 35.4% of the PMA's over age 75 households are earning $66,957 or above and therefore, income-qualify for memory care assisted living. This qualified percentage (35.4%) is derived by taking the number of aged 75-plus households that earn more than $66,957 and dividing it by the total number of aged 75-plus households. In determining the income-qualified population throughout this study, we have determined that income gains will be offset by rate increases. Therefore, 35.4% of the population throughout this study is projected to be income qualified. The following table calculates the income-qualified population within the PMA:



Age, Health and Income Qualified Population Calculation

Year			2009				2014
65+ Population				26,229			30,081
Health Qualifier:							
65-74 [1]:	11,651 x	2.0% =	0		14,615 x	2.0% =	0	
75-84:	10,527 x	19.0% =	2,000		10,686 x	19.0% =	2,030	
85+:	4,051 x	42.0% =	1,701		4,780 x	42.0% =	2,008	
Health Qualified				3,702				4,038
Percent with income Above $66,957				35.4%				35.4%
Health and Income Qualified				1,309				1,428

Only population 75 and older are considered.

LIVING STATUS QUALIFIER

According to the 1996 ALFAA study, less than 3% of all assisted-living residents were married and living with their spouses. Therefore, this study only considers the majority, which are those seniors in non-married households. Of the total 75-year and older households in the PMA, 40.2% live in non-married households.

COMPETITIVE SUPPLY

There are five memory care providers (138 units/beds) in the subject's PMA, which will all compete with the subject.

PERIPHERAL DEMAND ADJUSTMENT

As in the Assisted Living Demand section, it is assumed that the subject's PMA will represent an area of origin of 90% of the subject's residents.

The following table summarizes the age, income, living status and health qualified demand from the PMA as well as indicates the required penetration rates:



Age, Health and Income Qualified Population Calculation

Year				2009				2014
65+ Population				26,229				30,081
Health Qualifier:								
65-74 [1]:	11,651 x	2.0% =	0		14,615 x	2.0% =	0	
75-84:	10,527 x	19.0% =	2,000		10,686 x	19.0% =	2,030	
85+:	4,051 x	42.0% =	1,701		4,780 x	42.0% =	2,008	
Health Qualified				3,702				4,038
Percent with income Above $66,957				35.4%				35.4%
Health and Income Qualified				1,309				1,428
Non Married Households				40.2%				40.2%
Single, Health and Income Qualified Persons				526				574
Peripheral Demand Adjustment				90.0%				90.0%
Adjusted Single, Health and Income Qualified Persons				585				638
Less Competitive Supply at 95.0%				131				131
Total Potential Qualified Population From PMA				453				507
Subject's Stabilized Occupancy at 95.0%				61				61
Required Penetration Rate				13.41%				12.00%

Only population 75 and older are considered.

PENETRATION RATES

As summarized in the previous tables, in 2009 there are 585 individuals that are age, health and income-qualified for memory care assisted living within the PMA (adjusted for peripheral demand) that are not living in a competitive facility. This number is expected to increase to 638 individuals by 2014. Assuming that the subject's stabilized occupancy is 95.0%, the subject requires a penetration rate of 13.41% decreasing to 12.00% by 2014. Typically acceptable penetration rates are below 15% for memory care assisted-living. The subject is within the range of acceptable penetration rates. Therefore, the underlying supply and demand factors within subject's PMA suggest that there is a need for the subject's memory care units.

OVERALL MARKET UTILIZATION (SATURATION)

As a check for reasonableness, a measurement is used to calculate the overall market saturation or utilization level. For purposes of this analysis, the potential current population that is age, living status, health, and income qualified (Total Qualified Demand from PMA) is 585 in 2009 and 638 in 2014 for memory care services. Total occupied competitive units plus the subject's units at 95.0%



occupancy, results in a total market supply of 192 units in 2009 and 2014. A total market utilization rate of 32.8% in 2009 and 30.1% in 2014 is indicated. This rate reflects the utilization or saturation level within the PMA.

In general, a given market can support a memory care facility, which totals under 60% of the refined population of income-, age- and health-qualified households. Therefore the subject's PMA utilization of 32.8% is an indication that the PMA can support the subject's memory-care units. The following chart summarizes memory-care assisted-living utilization in the PMA:

Memory Care Market Utilization		
Primary Market Area (PMA)	**2009**	**2014**
Total Competitive Units/Beds and Subject Beds at 95.0%	192	192
Divided by Adjusted Single, Health and Income Qualified Persons	585	638
Total Market Utilization	32.8%	30.1%
Typical Acceptable Range	Under 60%	

Subtracting the population living in the PMA's units (including the subject) from the total qualified population results in a remaining qualified population of 393 in 2009 and 446 in 2014.

CONCLUSION OF FEASIBILITY

Many factors contribute to a successful senior-living community, including amenities, marketing effectiveness, pricing, physical appeal, service packages and the reputation of the operator. According to management, the subject as proposed consists of a high quality assisted-living and memory care facility. It will contain 11 assisted-living (16 beds) and 39 memory care(64 beds) units. The memory care units will be separated into two wings based on acuity, with the ActivCare unit housing the ambulatory residents and the Royal Club housing the non-ambulatory residents.

The subject will be the only assisted-living and memory care facility in Bressi Ranch, which is a 585-acre, newer growing master planned community. It is at the junction of El Camino Real and Palomar Airport Road in Carlsbad, which is less than 30 miles from downtown San Diego. Bressi Ranch



contains schools, retail shops and other services, a mixed-use office park, a gas station, a Boys' and Girls' Club, and the subject. The community also includes about 200 acres of open space, which includes walking trails and eight parks. Bressi Ranch encompasses eight neighborhoods of single-family homes of varying styles, sizes and price ranges. The northern portion is within the McClellan-Palomar Airport Influence area and will be developed with the mixed-use office park. The southern portion of the community is developed with the mixed-use Village Center, which is surrounded by a wide range of single-family homes on various size lots. The Village Center is a mixture of land uses, including a shopping center, small shops along a Main Street, high density affordable apartments, an assisted-living facility (the subject), and a community facility (Village Club).

There are six assisted-living competitors within the PMA, which contain 422 units/beds, and have a weighted average occupancy rate of 96.7%. Five of these competitors also offer 138 memory care units/beds which have a weighted average occupancy rate of 99.3%.

Based on the subject's location in a newly established, growing master planned community and estimated increase in the senior population in the PMA, the subject will not have an adverse effect on any of the competitors in the PMA.

ABSORPTION

Comparable absorption data is limited due to a lack of recently constructed assisted-living and memory care facilities in San Diego County. Therefore, absorption data from three recently constructed assisted-living facilities and three senior instrumental assisted-living facilities have been analyzed. The following table summarizes the absorption date for these six facilities:

Facility	City	Facility Type	Year Built	Total Units	Occupied Units	Months	Absorption Rate
Fairwinds - Woodward Park	Fresno	Instrumental Assisted/Assisted	2008	51	13	6	2.2
Chateau Harveston	Temecula	Instrumental Assisted	2008	115	12	1.3	9.2
Golden Oaks	Yucaipa	Instrumental Assisted	2007/08	118	59	9.3	6.3
Sunrise of Playa Vista	Playa Vista	Assisted Living	2006	80	44	5	8.8
The Fair Oaks of Regency Park	Pasadena	Assisted Living	2004	89	82	17	4.8
Wildwood Canyon Villa	Yucaipa	Assisted Living	2004	83	77	21	3.7
						Min	2.2
						Max	9.2
						Mean	5.8
						Median	5.6

These six facilities indicate absorption rates of 2.2 to 9.2 units per month.



Fairwinds – Woodward Park is an upscale instrumental assisted-/assisted-living facility that was completely remodeled in 2007/2008, including the addition of 51 units in 2008. According to the facility representative, the new units opened August 15, 2008, and as of March 9, 2009, approximately 25% (13 units) have been rented. This facility is a very good indication of the absorption because it is one of the newest facilities and is upscale like the subject.

Chateau Harveston opened on September 2, 2008, and as of October 10, 2008, had 12 residents plus 20 to 25 deposits. Golden Oaks opened in January 2008, and as of October 10, 2008, had 59 occupied units plus 30 deposits. The marketing person indicated that most of the people with deposits are trying to sell their homes before they move in. These two instrumental assisted-living facilities (as well as Wildwood Canyon Villas) are located in Riverside County, which has been hit very hard by the single-family value declines. Sunrise of Playa Vista and The Fair Oaks of Regency Park are upscale and are located in more affluent neighborhoods. Sunrise of Playa Vista is in a rapidly growing multifamily residential area in West Los Angeles and The Fair Oaks is in an established mixed-use neighborhood in Pasadena. Wildwood Canyon Villa is similar to the subject in terms of physical plant and located in a similar neighborhood. The instrumental assisted-living facilities were constructed more recently than the assisted-living facilities. The subject's location has also experienced a significant decline in single-family home values.

If the subject facility is feasible, a number of its units will be pre-leased before it opens. An upscale instrumental assisted-living facility, Monarch Village Tarzana (Los Angeles County), has pre-leased 31 (27.7%) of its 112 total units, with 45 deposits (10 deposits of $500 and 35 deposits of $7,500). This facility opened on November 20, 2008. However, since the subject's PMA has been hit harder than the location of this upscale facility, and Fairwinds – Woodward Park has taken six months to rent 25% of its units, we have concluded that the subject would have 15% of its units pre-leased upon opening.



Based on the absorption data, considered together with the recent decline in single-family home values, an absorption rate of 4.0 units per month is used in this analysis, which is toward the lower end of the comparable data. The period required to reach stabilized occupancy is therefore estimated as follows:

	AL	MC
Subject Units/Beds	16	64
Less Pre-Leased Units/Beds	15%	15%
Remaining Units/Beds	13.6	54.4
Market Occupancy	95%	95%
Stabilized Occupied Units/Beds	12.9	51.7
Absorption Rate (units/beds per month)	4.0	4.0
Months to Stabilization	3.2	12.9

Exhibit

A

AREA MAP



Wildomar
Lakeland Village
San Bernardino National Forest
Lake Skinner
241
74
ORANGE
Murrieta
RIVERSIDE
Temecula
Cahuilla I.R.
371
CALIFORNIA
79
San Clemente
Agua Tibia Wilderness
Fallbrook
Cleveland National Forest
Camp Pendleton Marine Corps Base
Pala I.R.
76
La Jolla I.R.
Rincon I.R.
Vista
SUBJECT
78
Oceanside
Gulf of Santa Catalina
Carlsbad
San Marcos
Escondido
S10
SAN DIEGO
78
Encinitas
S9
S6
Ramona
Pacific Ocean
Rosemont
Solana Beach
Del Mar
Poway
San Vicente Reservoir
Capitan Grande I.R.
Lake Miramar
El Capitan Reservoir
Miramar Rd
Santee
Lakeside
52
163
274
67
Alpine
Murray Reservoir
Bostonia
El Cajon
Loveland Reservoir
La Mesa
Casa de Oro
Lemon Grove
Spring Valley
125
94
15
San Diego
National City
Coronado
54
Bonita
0 mi
5
10
15
20

NEIGHBORHOOD MAP



SUBJECT
Palomar Airport Rd
Gateway Rd
El Fuerte St
El Camino Real
Poinsettia Ln
Alicante Rd
Melrose Dr
Town Garden Rd
Paradise Rd
Camino Vida Roble
Rancho Pancho
Camillo Way
Carrillo Ranch Park

HOSPITAL MAP



Pala
Pala I.R.
19th St
76
Pauma Valley
395
Camp Pendleton Marine Corps Base
Bonsall
Cole Grade Rd
Vandegrift Blvd
Champagne Blvd
Mission
Valley Center
Tri-City Medical Center
S13
SAN DIEGO
S14
Oceanside
Vista
S11
Festival Funparks
CALIFORNIA
S6
Carlsbad
Palomar Medical Center
S10
San Marcos
S12
Lake San Marcos
78
Escondido
5
Alga Rd
SUBJECT
15
San Pasqual Battlefield State Park
S11
Encinitas
S9
S6
Rancho Santa Fe
Cleveland National Forest
Espola Rd
Scripps Memorial Hospital Enc...
Pacific Ocean
Solana Beach
Poway Rd
67
S21
Carmel Valley Rd
Del Mar
Poway Rd
Poway
56
South Creek Neighborhood Park
Mira Mesa Blvd
Pomerado Rd
Miramar Rd
Marine Corps Air Station Miramar
0 mi
2
4
6
8
10

Area Map

Prepared For: **190167**

Order #: 967991279
Site: 01

2741 GATEWAY RD
CARLSBAD,CA 92009-1743
Coord: 33.128100, -117.248100
Polygon - See Appendix for Points

Eternal Hills Cemetery
El Camino Country Club
Saint Francis Elementary Sch
Monte Vista Elementary School
Crestview Elementary School
Hope Elementary School
Lake Elementary School
AT and SF Railroad
Carlsbad Elem/High School
Magnolia Elementary School
Ocean Hills Country Club
Shadowridge Golf Course
Shadowridge Park
Buena Vista Park
Jefferson Elementary School
Rancho Carlsbad Golf Course
Palomar Elementary S
Alvin M Dunn Elementary School
Bradley Park
Carlsbad Raceway
San Marcos High School
Legoland Family Park
Gateway
Lake San Marcos Executive Go
BNSF RR and Amtrak
La Costa Meadows Elem School
Avirara Golf Course
La Costa Country Club
Batiquitos Lagoon
La Costa Canyon Par
La Costa Heights Elem School
Capri Elementary School
Mission Estancia Elem School
Encinitas Ranch Golf Course
Pioneer Elementary School
Paul Ecke Central Elem School
Seaside Gardens Park
Park Dale Lane Elem School
Pacific View Elementary School
Elfin Forest Rd
92091



Point
Interstate Highways
US Highways
State Highways
Major Highways
Major Roads
Roads
Railroads
Landmarks
Parks
Hydrography
Airports
Zip Code



0 miles
1.1
2.2



N
W
E
S



CLARITAS

Prepared on: July 30, 2009

Claritas Tech Support: 1 800 866 6511



SiteReports

Appendix: Area Listing

Area Name:

2741 GATEWAY RD, CARLSBAD, CA 92009-1743

Type: Polygon 1

Polygon Points:

33.067555	-117.262785	33.067555	-117.308554	33.162409	-117.357856	33.177613	-117.340512
33.177882	-117.228579	33.142765	-117.189876	33.137787	-117.177028	33.068362	-117.246244
33.067555	-117.262785	33.142765	-117.189876	33.137787	-117.177028	33.068362	-117.246244



SAN DIEGO COUNTY ASSESSOR'S MAP
213—19
SHT 1 OF 4
1" = 100'
07/13/05 MGS
CHANGES
GATEWAY RD
DARTINGTON WAY
VILLAGE GREEN DR
TOWN GARDEN RD
COTTONAGE DR
ASTORIA DR
PARADISE RD
ALLEY
CONDO
MULBERRY AT BRESSI RANCH
DOC05-0117224
5.69 AC
(SEE SHTS 3 & 4)
2.50 AC
1.95 AC
190
09
SHT 1
SHT 2
SHT 3
NO ACCESS
ACCESS
MAP 14800 – CARLSBAD TCT CT 03-03 BRESSI RANCH
THIS MAP WAS PREPARED FOR ASSESSMENT PURPOSES ONLY. NO LIABILITY IS ASSUMED FOR THE ACCURACY OF THE DATA SHOWN. ASSESSOR'S PARCELS MAY NOT COMPLY WITH LOCAL SUBDIVISION OR BUILDING ORDINANCES.
07/21/2005 01:10:35 PM

City of Carlsbad
Planning Department

NOTICE OF PUBLIC HEARING

NOTICE IS HEREBY GIVEN to you that the Planning Commission of the City of Carlsbad will hold a public hearing at the Council Chambers, 1200 Carlsbad Village Drive, Carlsbad, California, at 6:00 p.m. on Wednesday, **June 3, 2009,** to consider a request for the following:

CASE NAME: CUP 08-19 - Bressi Ranch Assisted Living

PUBLISH DATE: May 22, 2009

DESCRIPTION: Request for a determination that the project is within the scope of the previously certified Bressi Ranch Master Plan Final Program Environmental Impact Report and that the Program EIR adequately describes the action for the purposes of CEQA, and approval of a Conditional Use Permit (CUP 08-19) to develop a professional care facility with 50 rooms and 82 beds with common dining and recreation rooms on a previously graded 2.5-acre property located in Planning Area 15 of the Bressi Ranch Master Plan north of Paradise Road, south of Town Garden Road, east of Cottage Drive, and west of Nygaard Street in Local Facilities Management Zone 17.

Those persons wishing to speak on this proposal are cordially invited to attend the public hearing and provide the decision makers with any oral or written comments they may have regarding the project. Copies of the staff report will be available online at http://www.carlsbadca.qov/planning/pcvideo.html on or after the Friday prior to the hearing date.

If you have any questions, or would like to be notified of the decision, please contact Christer Westman in the Planning Department at (750) 602-4614, Monday through Thursday 7:30 a.m. to 5:30 p.m., Friday 8:00 a.m. to 5:00 p.m. at 1635 Faraday Avenue, Carlsbad, California 92008.

APPEALS

The time within which you may judicially challenge these projects, if approved, is established by State law and/or city ordinance, and is very short. If you challenge this project in court, you may be limited to raising only those issues you or someone else raised at the public hearing described in this notice or in written correspondence delivered to the City of Carlsbad at or prior to the public hearing.

a Appeals to the City Council: Where the decision is appealable to the City Council, appeals must be filed in writing within ten (10) calendar days after a decision by the Planning Commission.

CITY OF CARLSBAD
PLANNING DEPARTMENT

21.38.010 Intent and purpose.
The intent and purpose of the P-C, planned community zone, is to:
(1) Provide a method for and to encourage the orderly implementation of the general plan and any applicable specific plans by the comprehensive planning and development of large tracts of land under unified ownership or developmental control so that the entire tract will be developed in accord with an adopted master plan to provide an environment of stable and desirable character;
(2) Provide a flexible regulatory procedure to encourage creative and imaginative planning of coordinated communities involving a mixture of residential densities and housing types, open space, community facilities, both public and private and, where appropriate, commercial and industrial areas;
(3) Allow for the coordination of planning efforts between developer and city to provide for the orderly development of all necessary public facilities to insure their availability concurrent with need;
(4) Provide a framework for the phased development of an approved master planned area to provide some assurance to the developer that later development will be acceptable to the city; provided such plans are in accordance with the approved planned community master plan; and
(5) Ensure that all new and, as appropriate, existing master plans reserve a site or sites for community facilities uses which benefit the community as a whole by satisfying social/religious/human service needs pursuant to Chapter 21.25 of this code.
(Ord. NS-579 § 2, 2001: Ord. 9458 § 1 (part), 1976)

21.38.020 Permitted uses and structures.
In the P-C, planned community, zone the permitted uses and structures shall be established by a master plan of development approved in accordance with this chapter which may include any use found to be necessary and desirable for a community planned in accordance with the purposes of this chapter, provided that such permitted uses and structures shall be consistent with the general plan and applicable specific plans. Prior to approval of a master plan, the property may be used as permitted by Chapter 21.07 for the E-A exclusive agriculture zone. After approval of a master plan, such agricultural uses may be continued if the master plan so provides.
(Ord. NS-579 § 3, 2001: Ord. NS-409 § 19, 1997: Ord. 9458 § 1 (part), 1976)

21.38.021 Community facilities sites required.
All new master plans shall include graphic plans and text to reserve a site within the master plan area for community facilities uses pursuant to Chapter 21.25 of this code.
(Ord. NS-579 § 4, 2001)

21.38.025 Second dwelling units.
Second dwelling units are permitted according to the provisions of Section 21.10.030 in areas designated by a master plan for single-family detached dwellings. For second dwelling units proposed on standard lots (minimum seven thousand five hundred square feet in area) which are developed with detached single-family residences, the development standards of Chapter 21.10 shall apply. For second dwelling units proposed on substandard lots (less than seven thousand five hundred square feet in area) which are developed with detached single-family residences, the development standards of Chapter 21.45 shall apply.
(Ord. NS-718 § 16, 2004: Ord. NS-663 § 11, 2003: Ord. NS-283 § 6, 1994)

21.38.030 General provisions.
(a) The P-C zone may be established on parcels of land which are suitable for and of sufficient size to be planned and developed in a manner consistent with the purposes and objectives of this chapter. No P-C zone shall include less than one hundred acres of contiguous land.
(b) All land in each proposed planned community shall be held in one ownership or shall be under unified control unless otherwise authorized by the city council. For the purposes of this section, the written agreement of all owners in the planned community to develop in accord with the master plan as approved indicates unified control.
(c) An owner may transfer sections of the development. The transferee shall be required to use the property in accord with the approved master plan.
(d) A planned community shall be subject to all other applicable provisions of Title 20, Subdivisions, and Title 21, Zoning, of this code. Where a conflict in regulation occurs, the regulations specified in this chapter or the approved master plan shall control.
(Ord. 9458 § 1 (part), 1976)

21.38.040 Master plan required.
Prior to the approval for any permits for development on property zoned P-C, planned community, a master plan of development must be approved by the city council in accord with the provisions of this chapter. A master plan when approved by ordinance shall establish the regulations for the development of the planned community within the P-C zone, and the regulations shall become a part thereof.
(Ord. 9458 § 1 (part), 1976)

21.38.050 Application.
An application for approval of a master plan shall be made to the city council through the planning department and planning commission in accordance with procedures set forth below:
(1) An application for a master plan may be made by the record owner or owners, or their duly authorized agents, of the subject property. It shall be filed with the planning director and must contain the signatures of the record owner or owners of the subject property.
(2) The planning commission may prescribe the form and content for such application.
(3) A fee in an amount established by city council resolution shall be paid when the application is filed.
(4) The application shall be accompanied with a preliminary master plan graphic and text, open area plan, and sign program.
(Ord. NS-675 §§ 76 (part), 81 (part), 2003; Ord. 1261 § 44 (part), 1983; Ord. 1256 § 13 (part), 1982; Ord. 9568 § 3 (part), 1980; Ord. 9458 § 1 (part), 1976)

21.38.060 Contents of master plan.
A master plan for the development of a planned community shall consist of the following:
(1) Graphic plans of the proposed development that include the following:
(A) A map and legal description of the property with a north point scale not less than one inch equals two hundred feet, showing the date of preparation and the name and address of the plan's preparer, be it company or person, is required.
(B) Location of the various land uses shall be indicated by the use of zone designations of development zones and overlay zones as provided in this title. Development of property within

the area of each such zone shall be subject to the regulations of the indicated zone unless specifically modified as a part of the master plan approval. All master plans shall allow a maximum building height of thirty feet and two stories if a minimum roof pitch of 3/12 is provided or twenty-four feet and two stories if less than a 3/12 roof pitch is provided for single-family and duplex projects on lots with a lot area less than twenty thousand square feet in size. Lots with a lot area of twenty thousand square feet or greater and zoned R-1 and specifying a -20 or greater area zoning symbol by the master plan may have a building height limit of thirty-five feet and three stories with a minimum roof pitch of 3/12 provided. A master plan may impose a lower building height limit than those stated in this section in its development standards. Neighborhood commercial uses within a master plan shall conform to Section 21.26.030 of the C-1 zone. Tourist-oriented commercial uses within a master plan shall conform to Section 21.29.060 of the C-T zone. All other commercial uses within a master plan shall conform to the building height regulations contained in Section 21.28.030 of the C-2 zone. All industrial uses within a master plan shall conform to the building height regulations as contained in Section 21.34.070 (1) of the P-M zone. Office uses shall conform to Section 21.27.050 (3) of the O zone.

(C) An integrated open space program that is at least fifteen percent of the total master planned area is required, except that the city council may reduce this amount if the proposed open space is found to be adequate and is integrated with a proportional amount of off-site open space. This open space program shall address four separate categories of open space including:

(i) Open space for the preservation of natural resources;

(ii) Open space for the managed production of resources;

(iii) Open space for outdoor recreation; and

(iv) Open space for public health and safety.

Land uses considered as open space for purposes of this chapter are properties that are publicly or commonly owned for the benefit and use of the public or residents of the community such as parks, recreation facilities, greenbelts that are at least twenty feet wide, natural areas that are at least ten thousand square feet in area, bikeways and pedestrian paths. These areas are to be indicated in the master plan and not used for any other purpose.

(D) Specific development provisions to be applied such as a planned unit development permit or a conditional use permit shall be indicated. Development of property within areas so indicated shall be in accord with the terms of the permit and the provisions of this title applicable to such permits.

(E) The location of public and quasi-public facilities such as schools, fire stations, transmission lines and booster stations shall be indicated.

(F) The locations of major circulation systems and collector streets and their relationship to the circulation element shall be indicated. Bikeways, pedestrian paths, interconnecting open space areas and other special access means shall also be shown.

(G) Facilities for water supply and sewerage disposal, including sewer and water trunk lines, fire station sites, storm drainage and flood control structures and any other public facility needed to properly service the proposed community shall be indicated.

(H) Phasing of development shall be indicated. adequate public facilities, open space, recreation areas and street systems shall be provided for each phase.

(I) A map showing topographical contours at no less than twenty-five foot intervals. Existing trees and other natural features shall be indicated on such map.

(J) Proposed development shall be consistent with the topography to reduce the amount of grading. The graphic is to indicate where significant grading is anticipated and for what reasons it is necessary.

(2) A text shall accompany the graphic and shall include in the order as listed below:

(A) A description of each type of land use by acre and area indicating the number and type of anticipated dwelling units in each of the residential areas, anticipated uses in the commercial, industrial zones and the land area for parks, schools, common open area and other public facilities and community services. For each of the open space categories identified in Section 21.38.060(1)(C), the master plan text shall also include a description of the resource type/environmental constraint being preserved or avoided or the types of recreational facilities proposed within recreational open space areas, and a program for preserving and/or maintaining the open space areas,

(B) Land use and public facility economic impact report that contains the following:

(i) Justification for the proportions of the various land uses based on the projected population and acceptable marketing or planning techniques,

(ii) Projected fiscal impacts the development will have on the ability of the city and other governmental or quasi-public agencies to provide necessary services. This report shall include the approximate cost of dwelling units, anticipated land and sales taxes to the city and costs of necessary public services. The report shall be prepared by an economic consultant independent of the applicant but at the applicant's expense,

(C) Special development regulations, including any modifications of zone designation regulations,

(D) A program to meet the needs for parks, schools and other public facilities based on the anticipated population of the community and the timing of its development,

(E) Method to be employed for the maintenance of commonly held private land such as open space, recreation areas, street and parking areas. Some possible methods, depending on the circumstances, are maintenance by developer, homeowners' association, maintenance district, or city,

(F) Phasing schedule indicating the timing for each section of the development, what public facilities, open space, recreation facilities or amenities will be provided with each phase,

(G) Special requirements as requested by the applicant or required by the city council which may include, but are not limited to, any of the matters which may be regulated by specific plan pursuant to Section 65451 of the Government Code,

(H) Measures to be used to mitigate any adverse environmental impact as noted in the adopted environmental impact report for the project;

(3) A landscape open area plan that includes all open spaces as required by this chapter and all other such areas proposed for the development. This plan shall include a graphic indicating areas to be landscaped, left natural, used as recreation, open space and bike or pedestrian ways. In addition, the plan shall include the proposed ownership, and indicate who shall have the responsibility for the maintenance of the various types of open areas;

(4) A community identification sign program that, in addition to signs otherwise permitted, the master plan area will show community entrance signs, directional signs and temporary informational signs. The program may include the following:

(A) Graphic representation of design motif,

(B) Location of permanent community entrance, directional and informational signs,

(C) Type, number and dimensions of temporary informational and directional signs that will be used during development only,
(D) Special sign program for the commercial and industrial portion of the community including standards for development based on sign area footage per lineal foot, face of building and sign height maximums. A community identification sign program is in addition to those signs permitted in Chapter 21.41, but in no case may the sign program exceed that allowed for community identity signs in Chapter 21.41. If no community identification sign program is desired, the master plan text shall so indicate;
(5) Park land dedications may be required as a condition of all master plans. All park land required shall be dedicated up front, concurrent with the approval of the first final map within the master plan area. Prior to dedicating park land over to the city, the master plan applicant shall be required to submit the following information to the city:
(A) The master plan shall identify the location and acreage of the park site on the land use map and shall also include a discussion of the park in the master plan text. Prior to final adoption of the master plan the applicant shall enter into a recordable agreement with the city, and agreeable to the city, which generally depicts the location of the park site on a map and also contains provision whereby the developer agrees to dedicate the described park area when required under this section,
(B) This park area shall be dedicated to the city prior to the adoption of the first final map within the master plan area,
(C) The master plan shall include the location of the park, biological and soils analysis of the site along with a cultural resources inventory and any other environmental reports as may be required by the planning director, and a conceptual development plan of the park to the satisfaction of the community services director,
(D) The applicant shall also provide, in writing, a statement as to whether or not the park site has ever been used for the disposal or storage of toxic wastes pursuant to Section 25300 et seq. of the Health and Safety Code.
(Ord. NS-286 § 6, 1994; Ord. NS-204 § 10, 1992; Ord. NS-180 § 24, 1991; Ord. 9838 §§ 1--3, 1987; Ord. 9458 § 1 (part), 1976)

21.38.070 Exception to master plan.
Areas within a master plan may be reserved for future planning, provided such areas do not exceed forty percent of the entire master plan area. Such reserved areas shall be so indicated and will require amendment to the master plan to include all required contents prior to development. (Ord. 9458 § 1 (part), 1976)

21.38.080 Prefiling procedure.
Prior to filing an application for a master plan, an applicant may prefile the proposal with the planning director for review. The planning director shall contact interested departments and agency personnel and arrange any necessary meetings with the applicant. This procedure may involve a review of the general outline of the proposal. After review, the planning director shall furnish the applicant with written comments regarding the review conferences including recommendations as appropriate to inform and assist the applicant prior to the applicant's formal application for master plan approval. The planning director shall submit written comments within twenty days after completion of review or within thirty days after receiving written request for such comment from the applicant.

(Ord. NS-675 §§ 76 (part), 77 (part), 2003; Ord. 1256 § 7 (part), 1982; Ord. 9458 § 1 (part), 1976)

21.38.090 Planning director's duties.
The planning director shall set a master plan for hearing before the planning commission within sixty days of receipt of a complete application. The hearing date may be extended beyond sixty days provided there is written concurrence from the applicant. The public hearing shall be noticed and held in accordance with the provisions of Chapters 21.52 and 21.54. A staff report containing recommendations on the plan shall be prepared and furnished to the public, the applicant, and the planning commission prior to the hearing.
(Ord. NS-675 § 76 (part), 2003; Ord. 1256 § 7 (part), 1982; Ord. 9458 § 1 (part), 1976)

21.38.100 Planning commission duties.
The planning commission shall hear and consider the application for a master plan and shall prepare recommendations and findings for the city council including all matters set out in Section 21.38.110. The action of the commission shall be filed with the city clerk, and a copy shall be mailed to the applicant.
(Ord. 9458 § 1 (part), 1976)

21.38.110 City council action.
(a) When the planning commission action is filed with the city clerk, the clerk shall set the matter for public hearing before the city council, to be noticed and held in accordance with the provisions of Chapters 21.52 and 21.54.
(b) The city council shall hear the matter, and after considering the findings and recommendations of the planning commission, may by ordinance approve a master plan if, from the evidence presented at the hearing, the council finds that all of the following facts exist:
(1) The proposed development as described by the master plan is consistent with the provisions of the general plan and any applicable specific plans.
(2) All necessary public facilities can be provided concurrent with need and adequate provisions have been provided to implement those portions of the capital improvement program applicable to the subject property.
(3) The residential and open space portions of the community will constitute an environment of sustained desirability and stability, and that it will be in harmony with or provide compatible variety to the character of the surrounding area, and that the sites proposed for public facilities, such as schools, playgrounds and parks, are adequate to serve the anticipated population and appear acceptable to the public authorities having jurisdiction thereof.
(4) The proposed commercial and industrial uses will be appropriate in area, location and overall design to the purpose intended. The design and development standards are such as to create an environment of sustained desirability and stability. Such development will meet performance standards established by this title.
(5) In the case of institutional, recreational, and other similar nonresidential uses, such development will be proposed, and surrounding areas are protected from any adverse effects from such development.
(6) The streets and thoroughfares proposed are suitable and adequate to carry the anticipated traffic thereon.

(7) Any proposed commercial development can be justified economically at the location proposed and will provide adequate commercial facilities of the types needed at such location proposed.
(8) The area surrounding the development is or can be planned and zoned in coordination and substantial compatibility with the development.
(9) Appropriate measures are proposed to mitigate any adverse environmental impact as noted in the adopted environmental impact report for the project.
(c) The city council shall make no substantive modification of a proposed master plan as recommended by the planning commission unless and until such modification has been referred to the planning commission for additional study, report and recommendation. Such additional study, report and recommendation shall be made by the planning commission within forty days of the date of the referral, unless and except as the city council may grant the planning commission additional time for its review of the matter. Failure of the planning commission to act within the time limit constitutes their concurrence with the city council actions.
(Ord. 9530 § 2, 1979; Ord. 9458 § 1 (part), 1976)

21.38.120 Amendment of master plan.
(a) The amendment of a master plan may be initiated by the property owner or authorized agent as follows:
(1) A request for an amendment shall be submitted to the planning director in written form and shall be accompanied by such additional graphics, statements, or other information as may be required to support the proposed amendment. The planning commission shall consider the proposed amendment at its next regular meeting.
(2) If the planning commission considers the amendment minor in nature, the additional graphics, statements or other information may be approved by the planning commission and made a part of the original city council approval without the necessity of a public hearing.
(3) A minor amendment shall not change the densities, or the boundaries of the subject property or involve an addition of a new use or group of uses not shown on the original master plan or the rearrangement of uses within the master plan. If the planning commission determines that the amendment is not minor or that a hearing is otherwise necessary, it shall set the matter for public hearing.
(4) If public hearing is required, the applicant shall submit a completed application with graphics, statements, or other information as may be required to support the proposed modification.
(5) A fee in an amount established by city council resolution shall be paid when a master plan amendment application is filed.
(6) An application for a modification of a master plan for which a hearing is required shall be processed, heard, and determined in accordance with the terms of this chapter applicable to the adoption of a master plan.
(b) The city council may by motion initiate an amendment to a master plan. Such amendments shall be processed, heard and determined in accordance with the terms of this chapter applicable to the adoption of a master plan.
(Ord. NS-675 § 76 (part), 2003; Ord. 1261 § 44 (part), 1983; Ord. 9568 § 3 (part), 1980; Ord. 9458 § 1 (part), 1976)

21.38.130 Implementation of master plan.

(a) To insure that the provisions and requirements of the approved master plan are fulfilled, the following procedures shall be used:
(1) Upon final approval of a master plan, the planning director shall affix the master plan designation number on the official zone map.
(2) Subdivision of land in the master plan area shall meet all requirements of Titles 20 and 21 of this code and the approved master plan.
(3) Development of property within a master plan pursuant to a special process such as site development plan, planned unit development permit or conditional use permit shall meet all requirements of the permit, the approved master plan, and the provisions of this title applicable to such permit.
(4) Ministerial permits such as building permits, business licenses, and home occupations shall meet all requirements of this code and the approved master plan.
(b) The planned community master plan process is part of the ongoing city planning effort. It is anticipated that amendments to the master plan may be necessary prior to completion of the planned community. Approval and construction of a sectional part of a master plan shall not vest rights in the remainder of the plan. The plan is intended rather as a planning framework to insure that the parts of the plan as constituted are properly integrated into the city's planning process.
(Ord. NS-675 § 76 (part), 2003; Ord. 1261 § 44 (part), 1983; Ord. 9458 § 1 (part), 1976)

21.38.140 Additional standards.
The city council may by resolution adopt additional standards of development for master plans. Master plans approved or amended after the effective date of such regulations shall comply therewith. For amended master plans that are partially constructed, the new standards shall apply to the undeveloped portions only.
(Ord. 945 § 1 (part), 1976)

21.38.141 Additional standards--Rancho La Costa, Batiquitos Lagoon Watershed.
The contents of the master plan as described in Section 21.38.060 shall include the following additional information required below and be approved in accordance with the following additional development standards:
(a) Permits--Required. Developments as defined in Section 21.04.107, (including but not limited to land divisions) require a coastal development permit subject to the requirement of this zone. All uses in this zone are subject to the procedural requirements of Chapter 21.201. Prior to or simultaneously with the approval of any division of land or any other development, a master plan of development for the property called Rancho La Costa shall be approved in accordance with the provisions of this chapter.
(b) Maximum Density of Development. The master plan shall be approved subject to a maximum density of development as follows:
(1) Agricultural land (with soils rated at I through IV under the Land Use Capability Classification System of the Soil Conservation Service) shall result in an allowable intensity of development of one residential dwelling unit per ten acres;
(2) All slopes greater than twenty-five percent shall result in an allowable development intensity of one dwelling unit per ten acres;
(3) All slopes greater than twenty percent but less than twenty-five percent shall result in a development intensity of one dwelling unit per five acres;

(4) All slopes greater than fifteen percent but less than twenty percent shall result in a development intensity of one dwelling unit per acre;
(5) All slopes greater than ten percent but less than fifteen percent shall result in a development intensity of two dwelling units per acre;
(6) All areas with a slope of less than ten percent shall result in a development intensity of six units per acre.
The master plan shall include a topographic map at a scale sufficient to determine the above but no less than one inch equals one hundred feet having a contour interval of five feet with overlays delineating areas of greater than ten, fifteen, twenty and twenty-five percent slopes. A map showing the type of soil erodibility, and class based on the Land Use Capability Classification System of the Soil Conservation Service shall be submitted in the same scale as the slopes. The master plan shall show the computation of the densities and acreage of soils of the various classes and erodibility.
The plan required as a part of the master plan shall be certified as accurate by a registered engineer or other qualified professional to be true and accurate containing reasonably accurate estimates of the amount of cut and fill. The plan shall show the existing and the finished topography of the ground to be graded and filled, including a site plan of the proposed residential or commercial development in the same scale so that it can be superimposed upon the topographic map.
(c) Drainage and Erosion Control. Any development proposal that affects steep slopes (twenty-five percent inclination or greater) shall be required to prepare a slope map and analysis for the affected slopes. Steep slopes are identified on the PRC Toups maps. The slope mapping and analysis shall be prepared during the CEQA environmental review on a project-by-project basis and shall be required as a condition of a coastal development permit.
(1) For those slopes mapped as possessing endangered plant/animal species and/or coastal sage scrub and chaparral plant communities, the following policy language would apply:
(A) Slopes of twenty-five percent grade and over shall be preserved in their natural state, unless the application of this policy would preclude any reasonable use of the property, in which case an encroachment not to exceed ten percent of the steep slope area over twenty-five percent grade may be permitted. For existing legal parcels, with all or nearly all of their area in slope area over twenty-five percent grade, encroachment shall be limited so that at no time is more than twenty percent of the entire parcel (including areas under twenty-five percent slope) permitted to be disturbed from its natural state. This policy shall not apply to the construction of roads of the city's circulation element or the development of utility systems. Use of slopes over twenty-five percent may be made in order to provide access to flatter areas if there is no less environmentally damaging alternative available.
(B) No further subdivisions of land or utilization of planned unit developments shall occur on lots that have their total area in excess of twenty-five percent slope unless a planned unit development is proposed which limits grading and development to not more than ten percent of the total site area.
(C) Slopes and areas remaining undisturbed as a result of the hillside review process, shall be placed in a permanent open space easement as a condition of development approval. The purpose of the open space easement shall be to reduce the potential for localized erosion and slide hazards, to prohibit the removal of native vegetation except for creating firebreaks and/or planting fire retardant vegetation and to protect visual resources of importance to the entire community.

(2) For all other steep slope areas, the city council may allow exceptions to the above grading provisions provided the following mandatory findings to allow exceptions are made:
(A) A soils investigation conducted by a licensed soils engineer has determined the subject slope area to be stable and grading and development impacts mitigatable for at least seventy-five years, or life of structure.
(B) Grading of the slope is essential to the development intent and design.
(C) Slope disturbance will not result in substantial damage or alteration to major wildlife habitat or native vegetation areas.
(D) If the area proposed to be disturbed is predominated by steep slopes and is in excess of ten acres, no more than one third of the total steep slope area shall be subject to major grade changes.
(E) If the area proposed to be disturbed is predominated by steep slopes and is less than ten acres, complete grading may be allowed only if no interruption of significant wildlife corridors occurs.
(F) Because north-facing slopes are generally more prone to stability problems and in many cases contain more extensive natural vegetation, no grading or removal of vegetation from these areas will be permitted unless all environmental impacts have been mitigated. Overriding circumstances are not considered adequate mitigation.
(3) Drainage and runoff shall be controlled so as not to exceed at any time the rate associated with property in its present state, and appropriate measures shall be taken onsite and/or offsite to prevent siltation of lagoons and other environmentally sensitive areas.
(4) The appropriate measures shall be installed prior to onsite grading.
(5) Modification of these standards and criteria may be granted to portions of properties where strict application of the standards and criteria would, even after application of clustering and other innovative development techniques, result in less than one-half of the development potential that would be attainable under the maximum density of development specified in subsection (b) of this section.
Such modification shall be limited to the standards and criteria expressed in subsection (c)(1)(A) of this section, and shall not exceed that necessary to the attainment of said one-half of the development potential.
Where such modification must involve grading or other disruption of lands of twenty percent slope or greater, such grading or disruption shall be limited to not more than one-fourth of the land area of the property which is of twenty percent slope or greater.
In selecting areas within the property of twenty percent slope or greater which will be subject to modification of standards and criteria, lands with the following characteristics shall receive preference.
(A) Land with the lowest relative degree of environmental sensitivity.
(B) Land with the relatively gentler slopes.
(C) Land which will require the least amount of cut and fill, and upon which runoff and erosion can be most effectively controlled.
(D) Land with the least amount of visual impact when viewed from a circulation element road or public vista point.
(E) Land which, when graded and developed, would have the least environmental and visual impact on the steep-sloped land form upon which such grading or development is to take place.
(6) A site specific technical report shall be required addressing the cumulative effects of developing each subwatershed and recommending measures to mitigate both increased runoff

and sedimentation. It shall be reviewed and prepared according to the City of Carlsbad Engineering Standards and provisions of the Local Coastal Program, with the additions and changes adopted herein, such that a natural drainage system is generally preserved for the eastern undeveloped watersheds, but that storm drains are allowed for those western portions of the watershed which have already been incrementally developed.

(7) Mitigation measures tailored to project impacts and consistent with the control of cumulative development shall be implemented prior to development in accordance with the following additional criteria:

(A) Submittal of a runoff control plan designed by a licensed engineer qualified in hydrology and hydraulics, which would assure no increase in peak runoff rate from the developed site over the greatest discharge expected from the existing undeveloped site as a result of a ten-year frequency storm. Runoff control shall be accomplished by a variety of measures, including, but not limited to, onsite catchment basins, detention basins, siltation traps and energy dissipators and shall not be concentrated in one area or a few locations.

(B) Detailed maintenance arrangements and various alternatives for providing the ongoing repair and maintenance of any approved drainage and erosion control facilities. If the offsite or onsite improvements are not to be accepted or maintained by a public agency, detailed maintenance agreements shall be secured prior to issuance of a permit.

(C) All permanent runoff and erosion control devices shall be developed and installed prior to or concurrent with any onsite grading activities.

(D) All grading activities shall be prohibited within the period from October 1st to March 31st of each year.

(E) All areas disturbed by grading, but not completed during the construction period, including graded pads, shall be planted and stabilized prior to October 1st with temporary or permanent (in the case of finished slopes) erosion control measures and native vegetation. The use of temporary erosion control measures, such as berms, interceptor ditches, sandbagging, filtered inlets, debris basins and silt traps, shall be utilized in conjunction with plantings to minimize soil loss from the construction site. Said planting shall be accomplished under the supervision of a licensed landscaped architect and shall consist of seeding, mulching, fertilization and irrigation adequate to provide ninety percent coverage within ninety days. Planting shall be repeated, if the required level of coverage is not established. This requirement shall apply to all disturbed soils, including stockpiles.

(d) Buffers/Open Space. The master plan shall include buffers and open space to separate agriculture use from residential development.

Adequate buffer areas, generally of at least one hundred feet, between agricultural operations and new development shall be established and protected through conservation easements. The buffer area shall include natural vegetation, natural grade separations, and other natural features. In addition, roads shall be designed as much as possible to function as buffers between agriculture and residences. Residential uses shall be sited and designed to provide an open space area away from use conflicts. Cut and fill shall not occur adjacent to agricultural areas in order to provide a natural buffer. The P-C zone requirement of open space can be used in conjunction with this requirement. Lands to be preserved in open space shall be dedicated to coastal conservancy through the use of open space easements in perpetuity free of prior liens prior to issuance of a permit. Land subject to open space easements may remain in private ownership with the appropriate easements, use restrictions and maintenance arrangements to be secured from the developer prior to issuance of a permit. The city shall require the developer or a homeowner's

association to maintain the open space area or it can alternatively require payment of fees if the coastal conservancy certifies that the maintenance fee is adequate. If a homeowner association is to maintain the open space, appropriate provision for fees and maintenance shall be required as a condition of approval of the permit.
(e) Siting/Parking. Due to severe site constraints, innovative siting and design criteria (including shared use of driveways, clustering, tandem parking, pole construction) shall be incorporated in the master plan to minimize the paved surface area. Dwelling units shall be clustered in the relatively flat portions of the site.
(Ord. NS-365 § 3, 1996)
(Ord. CS-005, § 1, 11-18-08)
* Note: Applies only to Rancho La Costa, Hunt Properties, covered by the Mello I LCP Segment.

21.38.150 Undeveloped areas of existing planned communities.
Undeveloped portions of properties zoned P-C on the effective date of this chapter shall be regulated by this section as follows:
(1) Properties of less than one hundred acres shall be considered lawfully nonconforming. The development of such property shall require a planned unit development permit or a condominium permit issued in accordance with the provisions of Chapter 21.45 or Chapter 21.47, whichever chapter is applicable to the development. If no master plan has been approved for the property, the land use shall be consistent with the general plan. If a master plan has been approved, the density and other provisions of such plan shall be consistent with the general plan. If a master plan has been approved, the density and other provisions of such plan shall constitute the underlying zone for purposes of the planned unit development or condominium permit.
(2) Properties of more than one hundred acres for which no master plan has been approved shall comply fully with the provisions of this chapter.
(3) Properties of more than one hundred acres, with an approved master plan, shall require either a planned unit development or permits which shall be accomplished in accordance with the provisions of Chapter 21.45 or Chapter 21.47, whichever chapter is applicable to the development. The density and other provisions of such plan shall constitute the underlying zone for the purposes of the planned unit development or condominium permits. The city council, by motion, or the property owner, by application, may initiate an amendment to the master plan to bring it into accord with the provisions of this chapter. If such amendment is approved, the development of such property shall be in accordance with this chapter.
(4) Notwithstanding the provisions of this section, property with an approved specific plan adopted pursuant to P-C zone regulations in effect prior to the effective date of this chapter can be developed in accord with such specific plan without further processing as required in this chapter.
(Ord. 9535 § 1, 1979: Ord. 9458 § 1 (part), 1976)

Senior Life

Place (see appendix for geographies), Total

Population by Age	2000 Census	%	2009 Estimate	%	2014 Projection	%
Total Population	78,247		99,526		111,705	
Age 55 - 59	3,906	4.99%	6,977	7.01%	8,496	7.61%
Age 60 - 64	2,827	3.61%	5,154	5.18%	7,245	6.49%
Age 65 - 69	2,752	3.52%	3,630	3.65%	5,157	4.62%
Age 70 - 74	2,803	3.58%	2,911	2.92%	3,559	3.19%
Age 75 - 79	2,609	3.33%	2,795	2.81%	2,784	2.49%
Age 80 - 84	1,686	2.15%	2,296	2.31%	2,314	2.07%
Age 85 and over	1,130	1.44%	2,129	2.14%	2,548	2.28%
Age 55 and over	17,713	22.64%	25,892	26.02%	32,103	28.74%
Age 65 and over	10,980	14.03%	13,761	13.83%	16,362	14.65%
Total Population, Male	38,291		48,511		54,403	
Age 55 - 59	1,887	4.93%	3,399	7.01%	4,100	7.54%
Age 60 - 64	1,297	3.39%	2,442	5.03%	3,443	6.33%
Age 65 - 69	1,253	3.27%	1,674	3.45%	2,413	4.44%
Age 70 - 74	1,271	3.32%	1,295	2.67%	1,596	2.93%
Age 75 - 79	1,142	2.98%	1,214	2.50%	1,196	2.20%
Age 80 - 84	733	1.91%	941	1.94%	933	1.71%
Age 85 and over	363	0.95%	785	1.62%	877	1.61%
Age 55 and over	7,946	20.75%	11,750	24.22%	14,558	26.76%
Age 65 and over	4,762	12.44%	5,909	12.18%	7,015	12.89%
Total Population, Female	39,956		51,015		57,302	
Age 55 - 59	2,019	5.05%	3,578	7.01%	4,396	7.67%
Age 60 - 64	1,530	3.83%	2,712	5.32%	3,802	6.64%
Age 65 - 69	1,499	3.75%	1,956	3.83%	2,744	4.79%
Age 70 - 74	1,532	3.83%	1,616	3.17%	1,963	3.43%
Age 75 - 79	1,467	3.67%	1,581	3.10%	1,588	2.77%
Age 80 - 84	953	2.39%	1,355	2.66%	1,381	2.41%
Age 85 and over	767	1.92%	1,344	2.63%	1,671	2.92%
Age 55 and over	9,767	24.44%	14,142	27.72%	17,545	30.62%
Age 65 and over	6,218	15.56%	7,852	15.39%	9,347	16.31%

Senior Life

Place (see appendix for geographies), Total

Population by Single Race Classification	2000 Census	%	2009 Estimate	%	2014 Projection	%
White Alone	67,723		84,360		93,381	
Age 65 and over	10,392	15.34%	12,725	15.08%	15,031	16.10%
Black or African American Alone	753		945		1,062	
Age 65 and over	48	6.37%	56	5.93%	69	6.50%
American Indian and Alaska Native Alone	329		414		469	
Age 65 and over	19	5.78%	18	4.35%	25	5.33%
Asian Alone	3,315		5,466		6,858	
Age 65 and over	265	7.99%	559	10.23%	741	10.80%
Native Hawaiian and Other Pacific Islander Alone	155		177		195	
Age 65 and over	13	8.39%	7	3.95%	8	4.10%
Some Other Race Alone	3,636		4,692		5,514	
Age 65 and over	141	3.88%	198	4.22%	229	4.15%
Two or More Races	2,336		3,472		4,226	
Age 65 and over	102	4.37%	198	5.70%	259	6.13%

Population by Hispanic or Latino	2000 Census	%	2009 Estimate	%	2014 Projection	%
Hispanic or Latino	9,170		11,194		12,621	
Age 65 and over	538	5.87%	735	6.57%	861	6.82%
Not Hispanic or Latino	69,077		88,332		99,084	
Age 65 and over	10,442	15.12%	13,026	14.75%	15,501	15.64%

Senior Life

Place (see appendix for geographies), Total

Household Income by Age of Householder	2000 Census	%	2009 Estimate	%	2014 Projection	%
Householder Age 55 - 59	2,226		4,139		5,053	
Income less than $10,000	96	4.31%	111	2.68%	111	2.20%
Income $10,000 - $14,999	46	2.07%	55	1.33%	59	1.17%
Income $15,000 - $19,999	79	3.55%	64	1.55%	68	1.35%
Income $20,000 - $24,999	49	2.20%	102	2.46%	80	1.58%
Income $25,000 - $29,999	76	3.41%	77	1.86%	97	1.92%
Income $30,000 - $34,999	66	2.96%	68	1.64%	75	1.48%
Income $35,000 - $39,999	69	3.10%	103	2.49%	69	1.37%
Income $40,000 - $44,999	56	2.52%	120	2.90%	112	2.22%
Income $45,000 - $49,999	68	3.05%	110	2.66%	128	2.53%
Income $50,000 - $59,999	201	9.03%	170	4.11%	213	4.22%
Income $60,000 - $74,999	251	11.28%	371	8.96%	352	6.97%
Income $75,000 - $99,999	402	18.06%	703	16.98%	741	14.66%
Income $100,000 - $124,999	282	12.67%	526	12.71%	664	13.14%
Income $125,000 - $149,999	193	8.67%	406	9.81%	517	10.23%
Income $150,000 - $199,999	165	7.41%	660	15.95%	792	15.67%
Income $200,000 - $249,999	56	2.52%	231	5.58%	499	9.88%
Income $250,000 - $499,999	48	2.16%	189	4.57%	331	6.55%
Income $500,000 or more	23	1.03%	73	1.76%	145	2.87%
Median Household Income	$78,505		$100,759		$115,865	
Householder Age 60 - 64	1,614		3,091		4,336	
Income less than $10,000	74	4.58%	99	3.20%	126	2.91%
Income $10,000 - $14,999	37	2.29%	52	1.68%	66	1.52%
Income $15,000 - $19,999	66	4.09%	58	1.88%	66	1.52%
Income $20,000 - $24,999	44	2.73%	84	2.72%	88	2.03%
Income $25,000 - $29,999	62	3.84%	83	2.69%	112	2.58%
Income $30,000 - $34,999	52	3.22%	63	2.04%	98	2.26%
Income $35,000 - $39,999	55	3.41%	74	2.39%	83	1.91%
Income $40,000 - $44,999	46	2.85%	87	2.81%	100	2.31%
Income $45,000 - $49,999	57	3.53%	97	3.14%	105	2.42%
Income $50,000 - $59,999	152	9.42%	143	4.63%	212	4.89%
Income $60,000 - $74,999	172	10.66%	293	9.48%	330	7.61%
Income $75,000 - $99,999	241	14.93%	512	16.56%	652	15.04%
Income $100,000 - $124,999	203	12.58%	337	10.90%	529	12.20%
Income $125,000 - $149,999	142	8.80%	293	9.48%	392	9.04%
Income $150,000 - $199,999	123	7.62%	448	14.49%	617	14.23%
Income $200,000 - $249,999	44	2.73%	173	5.60%	383	8.83%
Income $250,000 - $499,999	30	1.86%	145	4.69%	282	6.50%
Income $500,000 or more	14	0.87%	50	1.62%	95	2.19%
Median Household Income	$74,090		$95,127		$106,156	

Senior Life

Place (see appendix for geographies), Total

Household Income by Age of Householder	2000 Census	%	2009 Estimate	%	2014 Projection	%
Householder Age 65 - 69	1,822		2,242		3,183	
Income less than $10,000	82	4.50%	75	3.35%	92	2.89%
Income $10,000 - $14,999	79	4.34%	50	2.23%	56	1.76%
Income $15,000 - $19,999	82	4.50%	75	3.35%	82	2.58%
Income $20,000 - $24,999	122	6.70%	67	2.99%	94	2.95%
Income $25,000 - $29,999	147	8.07%	114	5.08%	103	3.24%
Income $30,000 - $34,999	111	6.09%	88	3.93%	119	3.74%
Income $35,000 - $39,999	130	7.14%	141	6.29%	112	3.52%
Income $40,000 - $44,999	107	5.87%	125	5.58%	183	5.75%
Income $45,000 - $49,999	104	5.71%	107	4.77%	148	4.65%
Income $50,000 - $59,999	127	6.97%	214	9.55%	270	8.48%
Income $60,000 - $74,999	241	13.23%	219	9.77%	351	11.03%
Income $75,000 - $99,999	250	13.72%	369	16.46%	462	14.51%
Income $100,000 - $124,999	85	4.67%	214	9.55%	385	12.10%
Income $125,000 - $149,999	51	2.80%	129	5.75%	220	6.91%
Income $150,000 - $199,999	49	2.69%	155	6.91%	267	8.39%
Income $200,000 - $249,999	27	1.48%	36	1.61%	131	4.12%
Income $250,000 - $499,999	22	1.21%	51	2.27%	76	2.39%
Income $500,000 or more	6	0.33%	13	0.58%	32	1.01%
Median Household Income	$47,452		$64,466		$74,190	
Householder Age 70 - 74	1,585		1,811		2,217	
Income less than $10,000	78	4.92%	60	3.31%	72	3.25%
Income $10,000 - $14,999	74	4.67%	43	2.37%	50	2.26%
Income $15,000 - $19,999	78	4.92%	61	3.37%	71	3.20%
Income $20,000 - $24,999	117	7.38%	68	3.75%	73	3.29%
Income $25,000 - $29,999	134	8.45%	95	5.25%	83	3.74%
Income $30,000 - $34,999	108	6.81%	82	4.53%	98	4.42%
Income $35,000 - $39,999	127	8.01%	107	5.91%	79	3.56%
Income $40,000 - $44,999	102	6.44%	105	5.80%	110	4.96%
Income $45,000 - $49,999	101	6.37%	111	6.13%	125	5.64%
Income $50,000 - $59,999	112	7.07%	197	10.88%	225	10.15%
Income $60,000 - $74,999	173	10.91%	197	10.88%	273	12.31%
Income $75,000 - $99,999	175	11.04%	220	12.15%	278	12.54%
Income $100,000 - $124,999	67	4.23%	143	7.90%	200	9.02%
Income $125,000 - $149,999	45	2.84%	107	5.91%	130	5.86%
Income $150,000 - $199,999	47	2.97%	122	6.74%	172	7.76%
Income $200,000 - $249,999	24	1.51%	41	2.26%	82	3.70%
Income $250,000 - $499,999	18	1.14%	41	2.26%	69	3.11%
Income $500,000 or more	5	0.32%	11	0.61%	27	1.22%
Median Household Income	$43,738		$58,788		$66,734	

Senior Life

Place (see appendix for geographies), Total

Household Income by Age of Householder	2000 Census	%	2009 Estimate	%	2014 Projection	%
Householder Age 75 - 79	1,614		1,773		1,784	
Income less than $10,000	89	5.51%	72	4.06%	64	3.59%
Income $10,000 - $14,999	131	8.12%	45	2.54%	35	1.96%
Income $15,000 - $19,999	93	5.76%	99	5.58%	73	4.09%
Income $20,000 - $24,999	154	9.54%	78	4.40%	81	4.54%
Income $25,000 - $29,999	121	7.50%	87	4.91%	72	4.04%
Income $30,000 - $34,999	126	7.81%	127	7.16%	99	5.55%
Income $35,000 - $39,999	127	7.87%	103	5.81%	117	6.56%
Income $40,000 - $44,999	113	7.00%	107	6.03%	93	5.21%
Income $45,000 - $49,999	40	2.48%	77	4.34%	91	5.10%
Income $50,000 - $59,999	115	7.13%	191	10.77%	152	8.52%
Income $60,000 - $74,999	177	10.97%	149	8.40%	202	11.32%
Income $75,000 - $99,999	124	7.68%	247	13.93%	215	12.05%
Income $100,000 - $124,999	106	6.57%	127	7.16%	156	8.74%
Income $125,000 - $149,999	25	1.55%	81	4.57%	92	5.16%
Income $150,000 - $199,999	34	2.11%	94	5.30%	98	5.49%
Income $200,000 - $249,999	23	1.43%	35	1.97%	60	3.36%
Income $250,000 - $499,999	11	0.68%	45	2.54%	61	3.42%
Income $500,000 or more	5	0.31%	9	0.51%	23	1.29%
Median Household Income	$38,652		$54,792		$61,145	
Householder Age 80 - 84	1,010		1,502		1,520	
Income less than $10,000	71	7.03%	76	5.06%	67	4.41%
Income $10,000 - $14,999	98	9.70%	55	3.66%	50	3.29%
Income $15,000 - $19,999	70	6.93%	96	6.39%	55	3.62%
Income $20,000 - $24,999	102	10.10%	76	5.06%	77	5.07%
Income $25,000 - $29,999	74	7.33%	89	5.93%	69	4.54%
Income $30,000 - $34,999	80	7.92%	124	8.26%	92	6.05%
Income $35,000 - $39,999	82	8.12%	83	5.53%	117	7.70%
Income $40,000 - $44,999	65	6.44%	79	5.26%	84	5.53%
Income $45,000 - $49,999	25	2.48%	79	5.26%	84	5.53%
Income $50,000 - $59,999	60	5.94%	161	10.72%	140	9.21%
Income $60,000 - $74,999	101	10.00%	116	7.72%	162	10.66%
Income $75,000 - $99,999	72	7.13%	184	12.25%	164	10.79%
Income $100,000 - $124,999	51	5.05%	102	6.79%	123	8.09%
Income $125,000 - $149,999	14	1.39%	69	4.59%	85	5.59%
Income $150,000 - $199,999	23	2.28%	55	3.66%	75	4.93%
Income $200,000 - $249,999	13	1.29%	20	1.33%	31	2.04%
Income $250,000 - $499,999	6	0.59%	32	2.13%	38	2.50%
Income $500,000 or more	3	0.30%	6	0.40%	7	0.46%
Median Household Income	$35,633		$49,594		$54,645	

Senior Life

Place (see appendix for geographies), Total

Household Income by Age of Householder	2000 Census	%	2009 Estimate	%	2014 Projection	%
Householder Age 85 and over	657		1,132		1,379	
Income less than $10,000	59	8.98%	70	6.18%	78	5.66%
Income $10,000 - $14,999	78	11.87%	57	5.04%	55	3.99%
Income $15,000 - $19,999	50	7.61%	95	8.39%	94	6.82%
Income $20,000 - $24,999	71	10.81%	62	5.48%	76	5.51%
Income $25,000 - $29,999	52	7.91%	86	7.60%	78	5.66%
Income $30,000 - $34,999	46	7.00%	102	9.01%	107	7.76%
Income $35,000 - $39,999	48	7.31%	61	5.39%	109	7.90%
Income $40,000 - $44,999	41	6.24%	51	4.51%	71	5.15%
Income $45,000 - $49,999	17	2.59%	54	4.77%	53	3.84%
Income $50,000 - $59,999	39	5.94%	106	9.36%	122	8.85%
Income $60,000 - $74,999	57	8.68%	91	8.04%	147	10.66%
Income $75,000 - $99,999	35	5.33%	133	11.75%	149	10.80%
Income $100,000 - $124,999	28	4.26%	52	4.59%	88	6.38%
Income $125,000 - $149,999	12	1.83%	37	3.27%	51	3.70%
Income $150,000 - $199,999	13	1.98%	42	3.71%	42	3.05%
Income $200,000 - $249,999	5	0.76%	12	1.06%	27	1.96%
Income $250,000 - $499,999	4	0.61%	17	1.50%	21	1.52%
Income $500,000 or more	2	0.30%	4	0.35%	11	0.80%
Median Household Income	$32,021		$43,221		$47,037	

Households by Household Income	2000 Census	%	2009 Estimate	%	2014 Projection	%
Total Households	31,410		39,868		44,696	
Income less than $15,000	2,351	7.48%	1,874	4.70%	1,845	4.13%
Income $15,000 - $24,999	2,488	7.92%	2,177	5.46%	1,992	4.46%
Income $25,000 - $34,999	2,783	8.86%	2,437	6.11%	2,353	5.26%
Income $35,000 - $49,999	4,175	13.29%	3,969	9.96%	3,965	8.87%
Income $50,000 - $74,999	6,053	19.27%	6,504	16.31%	6,685	14.96%
Income $75,000 - $99,999	4,628	14.73%	5,760	14.45%	5,919	13.24%
Income $100,000 - $149,999	5,188	16.52%	7,852	19.69%	8,982	20.10%
Income $150,000 - $249,999	2,513	8.00%	6,253	15.68%	8,590	19.22%
Income $250,000 - $499,999	765	2.44%	2,006	5.03%	2,742	6.13%
Income $500,000 or more	466	1.48%	1,036	2.60%	1,623	3.63%
Average Household Income	$85,902		$116,735		$131,495	
Median Household Income	$66,140		$87,904		$98,262	
Per Capita Income	$34,752		$47,150		$52,987	

Senior Life

Place (see appendix for geographies), Total

All Owner-Occupied Housing Unit Values	2000 Census	%	2009 Estimate	%	2014 Projection	%
Total All Owner-Occupied Housing Unit Values	21,201		27,621		31,228	
Value Less than $20,000	25	0.12%	23	0.08%	24	0.08%
Value $20,000 - $39,999	76	0.36%	20	0.07%	23	0.07%
Value $40,000 - $59,999	125	0.59%	39	0.14%	36	0.12%
Value $60,000 - $79,999	194	0.92%	74	0.27%	54	0.17%
Value $80,000 - $99,999	230	1.08%	86	0.31%	93	0.30%
Value $100,000 - $149,999	933	4.40%	271	0.98%	228	0.73%
Value $150,000 - $199,999	2,676	12.62%	502	1.82%	462	1.48%
Value $200,000 - $299,999	5,884	27.75%	1,510	5.47%	1,260	4.03%
Value $300,000 - $399,999	5,224	24.64%	3,965	14.36%	3,159	10.12%
Value $400,000 - $499,999	2,719	12.82%	3,385	12.26%	3,741	11.98%
Value $500,000 - $749,999	2,280	10.75%	8,671	31.39%	9,094	29.12%
Value $750,000 - $999,999	544	2.57%	5,738	20.77%	7,653	24.51%
Value $1,000,000 or more	291	1.37%	3,337	12.08%	5,401	17.30%
Median All Owner-Occupied Housing Unit Value	$308,766		$613,469		$679,618	

Group Quarters by Population Type*	2000 Census	%	2009 Estimate	%	2014 Projection	%
Institutionalized:	535		576		589	
Correctional Institutions	0	0.00%	0	0.00%	0	0.00%
Nursing Homes	535	100.00%	576	100.00%	589	100.00%
Other Institutions	0	0.00%	0	0.00%	0	0.00%
Noninstitutionalized	252		267		270	

Tenure of Occupied Housing Units	2000 Census	2009 Estimate	2014 Projection
Owner Occupied	21,241	27,621	31,228
Renter Occupied	10,280	12,247	13,468

Senior Life

Place (see appendix for geographies), Total

2000 Tenure By Age of Householder	Total	%
Total Households	31,486	
Owner Occupied	21,201	
Householder 55 to 59 Years	1,787	8.43%
Householder 60 to 64 Years	1,257	5.93%
Householder 65 to 74 Years	2,898	13.67%
Householder 75 to 84 Years	2,248	10.60%
Householder 85 and over	496	2.34%
Renter Occupied	10,285	
Householder 55 to 59 Years	484	4.71%
Householder 60 to 64 Years	236	2.29%
Householder 65 to 74 Years	551	5.36%
Householder 75 to 84 Years	510	4.96%
Householder 85 and over	144	1.40%

2000 Pop 65 and over by HH Type and Relationship	Total	%
Total for Pop 65 and over	10,966	
In Households:	10,311	
In Family Households:	7,333	66.87%
Householder	3,865	35.25%
Male	3,270	29.82%
Female	595	5.43%
Spouse	2,879	26.25%
Parent	370	3.37%
Other Relatives	148	1.35%
Nonrelatives	71	0.65%
In Non-Family Households:	2,978	27.16%
Male householder	798	7.28%
Living Alone	681	6.21%
Not Living Alone	117	1.07%
Female Householder	2,025	18.47%
Living Alone	1,915	17.46%
Not Living Alone	110	1.00%
Nonrelatives	155	1.41%
In Group Quarters:	655	
Institutionalized population	535	4.88%
Noninstitutionalized population	120	1.09%

Senior Life

Place (see appendix for geographies), Total

2000 Mobility and Disability Civilian Noninstitutionalized Persons Age 16 and over	Totals	%	65 Yrs And Over	%
Total Disability	11,169		5,742	
Sensory Disability	1,988	17.80%	1,263	22.00%
Physical Disability	3,344	29.94%	1,845	32.13%
Mental Disability	1,919	17.18%	726	12.64%
Self-Care Disability	924	8.27%	567	9.87%
Go-Outside-Home Disability	2,994	26.81%	1,341	23.35%

2000 Mobility and Disability Civilian Noninstitutionalized Persons Age 16 and over	Totals	%	65 - 74 Yrs	%	75 Yrs And Over	%
Disability by Sex by Age	60,462		5,633		4,798	
Male	28,889	47.78%	2,534	44.98%	2,029	42.29%
With a Disability	4,658	7.70%	508	9.02%	843	17.57%
No Disability	24,231	40.08%	2,026	35.97%	1,186	24.72%
Female	31,573	52.22%	3,099	55.02%	2,769	57.71%
With a Disability	4,819	7.97%	623	11.06%	1,234	25.72%
No Disability	26,754	44.25%	2,476	43.96%	1,535	31.99%

2000 Occupied Housing Units	Totals	%	65 - 74 Yrs	%	75 Yrs And Over	%
Total Units	31,486		3,449		3,398	
With Telephone	31,343	99.55%	3,431	99.48%	3,398	100.00%
No Telephone	143	0.45%	18	0.52%	0	0.00%

Senior Life

Place (see appendix for geographies), Total

2000 Census Poverty Status in 1999 Families By Household Type by Age of Householder	Totals	%	65 - 74 Yrs	%	75 Yrs And Over	%
Population with Known Poverty Status	77,217		5,633		4,798	
Married-Couple Families	51,882	67.19%	3,797	67.41%	2,656	55.36%
In other Families	11,706	15.16%	403	7.15%	477	9.94%
Male householder, no wife present	3,650	4.73%	95	1.69%	96	2.00%
Female householder, no husband present	8,056	10.43%	308	5.47%	381	7.94%
Unrelated individuals	13,629	17.65%	1,433	25.44%	1,665	34.70%
Income At or Above Poverty Level	72,641	94.07%	5,454	96.82%	4,604	95.96%
Married-Couple Families	50,274	65.11%	3,767	66.87%	2,630	54.81%
In other Families	10,311	13.35%	403	7.15%	447	9.32%
Male householder, no wife present	3,352	4.34%	95	1.69%	91	1.90%
Female householder, no husband present	6,959	9.01%	308	5.47%	356	7.42%
Unrelated individuals	12,056	15.61%	1,284	22.79%	1,527	31.83%
Income Below Poverty Level	4,576	5.93%	179	3.18%	194	4.04%
Married-Couple Families	1,608	2.08%	30	0.53%	26	0.54%
In other Families	1,395	1.81%	0	0.00%	30	0.63%
Male householder, no wife present	298	0.39%	0	0.00%	5	0.10%
Female householder, no husband present	1,097	1.42%	0	0.00%	25	0.52%
Unrelated individuals	1,573	2.04%	149	2.65%	138	2.88%

*In contrast to Claritas Demographic Estimates, "smoothed" data items are Census 2000 tables made consistent with current year estimated and 5 year projected base counts.

Appendix: Area Listing

Area Name:

Type: List - Place | Reporting Detail: Aggregate | Reporting Level: Place

Geography Code	Geography Name	Geography Code	Geography Name
0611194	Carlsbad city		

Project Information:

Site: 2

Order Number: 967918505

Pop-Facts: Demographic Trend

Polygon 1: 2741 GATEWAY RD, CARLSBAD, CA 92009-1743, Total

Description	2000 Census	%	2009 Estimate	%	2014 Projection	%
Population by Age	122,153		150,543		167,009	
Age 0 - 4	7,614	6.23%	9,839	6.54%	10,948	6.56%
Age 5 - 9	7,856	6.43%	9,500	6.31%	11,298	6.76%
Age 10 - 14	7,558	6.19%	9,348	6.21%	10,579	6.33%
Age 15 - 17	4,201	3.44%	5,907	3.92%	6,393	3.83%
Age 18 - 20	3,423	2.80%	4,981	3.31%	5,397	3.23%
Age 21 - 24	4,671	3.82%	6,940	4.61%	7,521	4.50%
Age 25 - 34	16,301	13.34%	15,986	10.62%	18,206	10.90%
Age 35 - 44	21,009	17.20%	20,895	13.88%	19,598	11.73%
Age 45 - 49	9,612	7.87%	12,129	8.06%	12,104	7.25%
Age 50 - 54	8,264	6.77%	11,495	7.64%	12,875	7.71%
Age 55 - 59	5,743	4.70%	9,762	6.48%	11,914	7.13%
Age 60 - 64	4,501	3.68%	7,532	5.00%	10,094	6.04%
Age 65 - 74	10,127	8.29%	11,651	7.74%	14,615	8.75%
Age 75 - 84	8,948	7.33%	10,527	6.99%	10,686	6.40%
Age 85 and over	2,325	1.90%	4,051	2.69%	4,780	2.86%
Age 16 and over	97,665	79.95%	119,766	79.56%	131,888	78.97%
Age 18 and over	94,924	77.71%	115,949	77.02%	127,790	76.52%
Age 21 and over	91,501	74.91%	110,968	73.71%	122,393	73.29%
Age 65 and over	21,399	17.52%	26,229	17.42%	30,081	18.01%
Median Age	39.50		41.11		41.72	
Average Age	39.95		40.59		40.87	
Population by Sex	122,153		150,543		167,009	
Male	59,260	48.51%	72,848	48.39%	80,797	48.38%
Female	62,893	51.49%	77,695	51.61%	86,212	51.62%
Male/Female Ratio	0.94		0.94		0.94	

Pop-Facts: Demographic Trend

Polygon 1: 2741 GATEWAY RD, CARLSBAD, CA 92009-1743, Total

Description	2000 Census	%	2009 Estimate	%	2014 Projection	%
Pop. by Single Race Class. and Hispanic or Latino						
Hispanic or Latino:	17,824		23,303		27,144	
White Alone	8,353	46.86%	9,548	40.97%	10,329	38.05%
Black or African American Alone	139	0.78%	247	1.06%	322	1.19%
American Indian and Alaska Native Alone	232	1.30%	297	1.27%	352	1.30%
Asian Alone	81	0.45%	131	0.56%	160	0.59%
Native Hawaiian and Other Pacific Islander Alone	31	0.17%	46	0.20%	49	0.18%
Some Other Race Alone	7,659	42.97%	11,316	48.56%	13,957	51.42%
Two or More Races	1,328	7.45%	1,719	7.38%	1,976	7.28%
Not Hispanic or Latino:	104,329		127,240		139,865	
White Alone	94,233	90.32%	112,744	88.61%	122,562	87.63%
Black or African American Alone	1,645	1.58%	1,845	1.45%	1,942	1.39%
American Indian and Alaska Native Alone	348	0.33%	406	0.32%	443	0.32%
Asian Alone	5,104	4.89%	7,899	6.21%	9,679	6.92%
Native Hawaiian and Other Pacific Islander Alone	259	0.25%	279	0.22%	299	0.21%
Some Other Race Alone	174	0.17%	206	0.16%	226	0.16%
Two or More Races	2,565	2.46%	3,861	3.03%	4,714	3.37%
Households by Age of Householder	49,846		61,426		68,154	
Householder Under 25 Years	1,467	2.94%	2,180	3.55%	2,441	3.58%
Householder 25 to 34 Years	7,271	14.59%	7,225	11.76%	8,247	12.10%
Householder 35 to 44 Years	11,332	22.73%	11,371	18.51%	10,711	15.72%
Householder 45 to 54 Years	10,394	20.85%	13,852	22.55%	14,669	21.52%
Householder 55 to 59 Years	3,316	6.65%	5,690	9.26%	6,970	10.23%
Householder 60 to 64 Years	2,628	5.27%	4,430	7.21%	5,949	8.73%
Householder 65 to 69 Years	2,821	5.66%	3,609	5.88%	4,812	7.06%
Householder 70 to 74 Years	3,271	6.56%	3,498	5.69%	4,151	6.09%
Householder 75 to 79 Years	3,544	7.11%	3,894	6.34%	3,998	5.87%
Householder 80 to 84 Years	2,318	4.65%	3,111	5.06%	3,173	4.66%
Householder 85 Years and over	1,485	2.98%	2,565	4.18%	3,031	4.45%
Median Age of Householder	49.67		52.17		53.64	

Pop-Facts: Demographic Trend

Polygon 1: 2741 GATEWAY RD, CARLSBAD, CA 92009-1743, Total

Description	2000 Census	%	2009 Estimate	%	2014 Projection	%
Households by Household Income	49,728		61,426		68,154	
Income Less than $15,000	4,007	8.06%	3,212	5.23%	3,127	4.59%
Income $15,000 - $24,999	4,424	8.90%	3,777	6.15%	3,486	5.11%
Income $25,000 - $34,999	5,026	10.11%	4,415	7.19%	4,199	6.16%
Income $35,000 - $49,999	7,531	15.14%	7,187	11.70%	7,108	10.43%
Income $50,000 - $74,999	10,105	20.32%	11,399	18.56%	11,763	17.26%
Income $75,000 - $99,999	6,896	13.87%	9,107	14.83%	9,526	13.98%
Income $100,000 - $149,999	7,199	14.48%	11,060	18.01%	13,094	19.21%
Income $150,000 - $249,999	3,151	6.34%	7,927	12.90%	11,003	16.14%
Income $250,000 - $499,999	859	1.73%	2,221	3.62%	3,089	4.53%
Income $500,000 or more	530	1.07%	1,122	1.83%	1,758	2.58%
Average Household Income	$76,926		$102,846		$115,952	
Median Household Income	$59,590		$76,987		$86,530	
Per Capita Income	$31,584		$42,262		$47,604	

Pop-Facts: Demographic Trend

Appendix: Area Listing

Area Name:

Type: Polygon 1 Reporting Detail: Aggregate Reporting Level: Block Group

2741 GATEWAY RD, CARLSBAD, CA 92009-1743

Polygon Points:

33.067555 -117.262785	33.067555 -117.308554	33.162409 -117.357856	33.177613 -117.340512
33.177882 -117.228579	33.142765 -117.189876	33.137787 -117.177028	33.068362 -117.246244
33.067555 -117.262785	33.142765 -117.189876	33.137787 -117.177028	33.068362 -117.246244

Project Information:

Site: 1

Order Number: 967991279



Senior Life

Polygon 1: 2741 GATEWAY RD, CARLSBAD, CA 92009-1743, Total

Population by Age	2000 Census	%	2009 Estimate	%	2014 Projection	%
Total Population	122,153		150,543		167,009	
Age 55 - 59	5,743	4.70%	9,762	6.48%	11,914	7.13%
Age 60 - 64	4,501	3.68%	7,532	5.00%	10,094	6.04%
Age 65 - 69	4,736	3.88%	5,952	3.95%	7,885	4.72%
Age 70 - 74	5,391	4.41%	5,699	3.79%	6,730	4.03%
Age 75 - 79	5,519	4.52%	5,979	3.97%	6,064	3.63%
Age 80 - 84	3,429	2.81%	4,548	3.02%	4,622	2.77%
Age 85 and over	2,325	1.90%	4,051	2.69%	4,780	2.86%
Age 55 and over	31,644	25.91%	43,524	28.91%	52,089	31.19%
Age 65 and over	21,399	17.52%	26,229	17.42%	30,081	18.01%
Total Population, Male	59,260		72,848		80,797	
Age 55 - 59	2,707	4.57%	4,731	6.49%	5,736	7.10%
Age 60 - 64	2,015	3.40%	3,480	4.78%	4,764	5.90%
Age 65 - 69	2,111	3.56%	2,639	3.62%	3,525	4.36%
Age 70 - 74	2,336	3.94%	2,446	3.36%	2,898	3.59%
Age 75 - 79	2,427	4.10%	2,608	3.58%	2,610	3.23%
Age 80 - 84	1,564	2.64%	1,959	2.69%	1,960	2.43%
Age 85 and over	827	1.40%	1,555	2.13%	1,736	2.15%
Age 55 and over	13,987	23.60%	19,419	26.66%	23,229	28.75%
Age 65 and over	9,265	15.63%	11,208	15.39%	12,729	15.75%
Total Population, Female	62,893		77,695		86,212	
Age 55 - 59	3,036	4.83%	5,031	6.48%	6,178	7.17%
Age 60 - 64	2,487	3.95%	4,052	5.22%	5,330	6.18%
Age 65 - 69	2,625	4.17%	3,313	4.26%	4,360	5.06%
Age 70 - 74	3,055	4.86%	3,252	4.19%	3,831	4.44%
Age 75 - 79	3,092	4.92%	3,371	4.34%	3,454	4.01%
Age 80 - 84	1,865	2.97%	2,589	3.33%	2,662	3.09%
Age 85 and over	1,498	2.38%	2,496	3.21%	3,044	3.53%
Age 55 and over	17,657	28.07%	24,105	31.03%	28,859	33.47%
Age 65 and over	12,134	19.29%	15,021	19.33%	17,351	20.13%

Senior Life

Polygon 1: 2741 GATEWAY RD, CARLSBAD, CA 92009-1743, Total

Population by Single Race Classification	2000 Census	%	2009 Estimate	%	2014 Projection	%
White Alone	102,587		122,292		132,891	
Age 65 and over	20,396	19.88%	24,484	20.02%	27,815	20.93%
Black or African American Alone	1,784		2,092		2,264	
Age 65 and over	78	4.37%	110	5.26%	125	5.52%
American Indian and Alaska Native Alone	580		703		795	
Age 65 and over	37	6.38%	31	4.41%	47	5.91%
Asian Alone	5,185		8,030		9,839	
Age 65 and over	445	8.58%	799	9.95%	1,019	10.36%
Native Hawaiian and Other Pacific Islander Alone	291		325		347	
Age 65 and over	15	5.15%	10	3.08%	12	3.46%
Some Other Race Alone	7,833		11,522		14,183	
Age 65 and over	246	3.14%	411	3.57%	556	3.92%
Two or More Races	3,893		5,581		6,690	
Age 65 and over	181	4.65%	384	6.88%	507	7.58%

Population by Hispanic or Latino	2000 Census	%	2009 Estimate	%	2014 Projection	%
Hispanic or Latino	17,824		23,303		27,144	
Age 65 and over	936	5.25%	1,366	5.86%	1,699	6.26%
Not Hispanic or Latino	104,329		127,240		139,865	
Age 65 and over	20,463	19.61%	24,863	19.54%	28,381	20.29%

Senior Life

Polygon 1: 2741 GATEWAY RD, CARLSBAD, CA 92009-1743, Total

Household Income by Age of Householder	2000 Census	%	2009 Estimate	%	2014 Projection	%
Householder Age 55 - 59	3,392		5,690		6,970	
Income less than $10,000	144	4.25%	154	2.71%	158	2.27%
Income $10,000 - $14,999	118	3.48%	109	1.92%	106	1.52%
Income $15,000 - $19,999	126	3.71%	123	2.16%	130	1.87%
Income $20,000 - $24,999	104	3.07%	157	2.76%	141	2.02%
Income $25,000 - $29,999	123	3.63%	152	2.67%	161	2.31%
Income $30,000 - $34,999	115	3.39%	135	2.37%	153	2.20%
Income $35,000 - $39,999	127	3.74%	154	2.71%	144	2.07%
Income $40,000 - $44,999	134	3.95%	176	3.09%	176	2.53%
Income $45,000 - $49,999	123	3.63%	184	3.23%	186	2.67%
Income $50,000 - $59,999	339	9.99%	332	5.83%	382	5.48%
Income $60,000 - $74,999	396	11.67%	562	9.88%	593	8.51%
Income $75,000 - $99,999	533	15.71%	920	16.17%	1,016	14.58%
Income $100,000 - $124,999	374	11.03%	649	11.41%	852	12.22%
Income $125,000 - $149,999	236	6.96%	500	8.79%	656	9.41%
Income $150,000 - $199,999	219	6.46%	745	13.09%	925	13.27%
Income $200,000 - $249,999	81	2.39%	270	4.75%	565	8.11%
Income $250,000 - $499,999	69	2.03%	259	4.55%	423	6.07%
Income $500,000 or more	33	0.97%	109	1.92%	201	2.88%
Median Household Income	$69,238		$91,490		$104,059	
Householder Age 60 - 64	2,522		4,430		5,949	
Income less than $10,000	117	4.64%	148	3.34%	181	3.04%
Income $10,000 - $14,999	94	3.73%	92	2.08%	113	1.90%
Income $15,000 - $19,999	102	4.04%	115	2.60%	125	2.10%
Income $20,000 - $24,999	90	3.57%	129	2.91%	153	2.57%
Income $25,000 - $29,999	98	3.89%	145	3.27%	167	2.81%
Income $30,000 - $34,999	96	3.81%	119	2.69%	171	2.87%
Income $35,000 - $39,999	106	4.20%	120	2.71%	150	2.52%
Income $40,000 - $44,999	113	4.48%	140	3.16%	153	2.57%
Income $45,000 - $49,999	97	3.85%	163	3.68%	172	2.89%
Income $50,000 - $59,999	256	10.15%	307	6.93%	374	6.29%
Income $60,000 - $74,999	274	10.86%	451	10.18%	539	9.06%
Income $75,000 - $99,999	339	13.44%	695	15.69%	854	14.36%
Income $100,000 - $124,999	271	10.75%	435	9.82%	674	11.33%
Income $125,000 - $149,999	173	6.86%	364	8.22%	481	8.09%
Income $150,000 - $199,999	166	6.58%	529	11.94%	725	12.19%
Income $200,000 - $249,999	65	2.58%	212	4.79%	432	7.26%
Income $250,000 - $499,999	45	1.78%	191	4.31%	343	5.77%
Income $500,000 or more	21	0.83%	74	1.67%	141	2.37%
Median Household Income	$65,073		$85,273		$94,781	

Senior Life

Polygon 1: 2741 GATEWAY RD, CARLSBAD, CA 92009-1743, Total

Household Income by Age of Householder	2000 Census	%	2009 Estimate	%	2014 Projection	%
Householder Age 65 - 69	3,249		3,609		4,812	
Income less than $10,000	139	4.28%	121	3.35%	150	3.12%
Income $10,000 - $14,999	159	4.89%	85	2.36%	90	1.87%
Income $15,000 - $19,999	149	4.59%	145	4.02%	145	3.01%
Income $20,000 - $24,999	216	6.65%	118	3.27%	159	3.30%
Income $25,000 - $29,999	236	7.26%	183	5.07%	177	3.68%
Income $30,000 - $34,999	209	6.43%	157	4.35%	192	3.99%
Income $35,000 - $39,999	223	6.86%	215	5.96%	191	3.97%
Income $40,000 - $44,999	212	6.53%	188	5.21%	264	5.49%
Income $45,000 - $49,999	164	5.05%	161	4.46%	216	4.49%
Income $50,000 - $59,999	255	7.85%	367	10.17%	410	8.52%
Income $60,000 - $74,999	406	12.50%	376	10.42%	568	11.80%
Income $75,000 - $99,999	425	13.08%	574	15.90%	705	14.65%
Income $100,000 - $124,999	201	6.19%	328	9.09%	536	11.14%
Income $125,000 - $149,999	85	2.62%	225	6.23%	322	6.69%
Income $150,000 - $199,999	86	2.65%	218	6.04%	372	7.73%
Income $200,000 - $249,999	47	1.45%	53	1.47%	167	3.47%
Income $250,000 - $499,999	30	0.92%	76	2.11%	106	2.20%
Income $500,000 or more	7	0.22%	18	0.50%	42	0.87%
Median Household Income	$47,485		$62,566		$70,874	
Householder Age 70 - 74	2,827		3,498		4,151	
Income less than $10,000	138	4.88%	120	3.43%	133	3.20%
Income $10,000 - $14,999	152	5.38%	98	2.80%	107	2.58%
Income $15,000 - $19,999	144	5.09%	158	4.52%	164	3.95%
Income $20,000 - $24,999	203	7.18%	146	4.17%	162	3.90%
Income $25,000 - $29,999	221	7.82%	183	5.23%	173	4.17%
Income $30,000 - $34,999	200	7.07%	173	4.95%	192	4.63%
Income $35,000 - $39,999	211	7.46%	207	5.92%	172	4.14%
Income $40,000 - $44,999	200	7.07%	187	5.35%	215	5.18%
Income $45,000 - $49,999	154	5.45%	184	5.26%	208	5.01%
Income $50,000 - $59,999	209	7.39%	389	11.12%	408	9.83%
Income $60,000 - $74,999	297	10.51%	359	10.26%	503	12.12%
Income $75,000 - $99,999	311	11.00%	445	12.72%	521	12.55%
Income $100,000 - $124,999	156	5.52%	284	8.12%	374	9.01%
Income $125,000 - $149,999	78	2.76%	214	6.12%	259	6.24%
Income $150,000 - $199,999	79	2.79%	197	5.63%	284	6.84%
Income $200,000 - $249,999	43	1.52%	69	1.97%	138	3.32%
Income $250,000 - $499,999	25	0.88%	70	2.00%	104	2.51%
Income $500,000 or more	5	0.18%	13	0.37%	33	0.79%
Median Household Income	$43,595		$57,500		$64,211	

Senior Life

Polygon 1: 2741 GATEWAY RD, CARLSBAD, CA 92009-1743, Total

Household Income by Age of Householder	2000 Census	%	2009 Estimate	%	2014 Projection	%
Householder Age 75 - 79	3,459		3,894		3,998	
Income less than $10,000	218	6.30%	164	4.21%	152	3.80%
Income $10,000 - $14,999	261	7.55%	120	3.08%	98	2.45%
Income $15,000 - $19,999	230	6.65%	212	5.44%	158	3.95%
Income $20,000 - $24,999	298	8.62%	198	5.08%	191	4.78%
Income $25,000 - $29,999	272	7.86%	224	5.75%	195	4.88%
Income $30,000 - $34,999	249	7.20%	268	6.88%	229	5.73%
Income $35,000 - $39,999	258	7.46%	223	5.73%	250	6.25%
Income $40,000 - $44,999	244	7.05%	223	5.73%	210	5.25%
Income $45,000 - $49,999	114	3.30%	192	4.93%	195	4.88%
Income $50,000 - $59,999	283	8.18%	401	10.30%	354	8.85%
Income $60,000 - $74,999	351	10.15%	385	9.89%	451	11.28%
Income $75,000 - $99,999	294	8.50%	515	13.23%	507	12.68%
Income $100,000 - $124,999	183	5.29%	276	7.09%	348	8.70%
Income $125,000 - $149,999	61	1.76%	161	4.13%	215	5.38%
Income $150,000 - $199,999	62	1.79%	178	4.57%	198	4.95%
Income $200,000 - $249,999	45	1.30%	47	1.21%	97	2.43%
Income $250,000 - $499,999	28	0.81%	88	2.26%	104	2.60%
Income $500,000 or more	9	0.26%	19	0.49%	46	1.15%
Median Household Income	$38,909		$53,072		$59,056	
Householder Age 80 - 84	2,216		3,111		3,173	
Income less than $10,000	173	7.81%	170	5.46%	144	4.54%
Income $10,000 - $14,999	196	8.84%	124	3.99%	102	3.21%
Income $15,000 - $19,999	173	7.81%	197	6.33%	139	4.38%
Income $20,000 - $24,999	202	9.12%	185	5.95%	180	5.67%
Income $25,000 - $29,999	171	7.72%	200	6.43%	174	5.48%
Income $30,000 - $34,999	160	7.22%	229	7.36%	204	6.43%
Income $35,000 - $39,999	168	7.58%	176	5.66%	217	6.84%
Income $40,000 - $44,999	148	6.68%	176	5.66%	170	5.36%
Income $45,000 - $49,999	70	3.16%	162	5.21%	162	5.11%
Income $50,000 - $59,999	160	7.22%	318	10.22%	289	9.11%
Income $60,000 - $74,999	206	9.30%	281	9.03%	351	11.06%
Income $75,000 - $99,999	176	7.94%	371	11.93%	359	11.31%
Income $100,000 - $124,999	94	4.24%	204	6.56%	254	8.01%
Income $125,000 - $149,999	36	1.62%	121	3.89%	157	4.95%
Income $150,000 - $199,999	39	1.76%	104	3.34%	138	4.35%
Income $200,000 - $249,999	25	1.13%	27	0.87%	59	1.86%
Income $250,000 - $499,999	15	0.68%	54	1.74%	58	1.83%
Income $500,000 or more	4	0.18%	12	0.39%	17	0.54%
Median Household Income	$35,991		$48,037		$53,293	

Senior Life

Polygon 1: 2741 GATEWAY RD, CARLSBAD, CA 92009-1743, Total

Household Income by Age of Householder	2000 Census	%	2009 Estimate	%	2014 Projection	%
Householder Age 85 and over	1,455		2,565		3,031	
Income less than $10,000	149	10.24%	216	8.42%	221	7.29%
Income $10,000 - $14,999	159	10.93%	143	5.58%	130	4.29%
Income $15,000 - $19,999	124	8.52%	201	7.84%	189	6.24%
Income $20,000 - $24,999	136	9.35%	171	6.67%	192	6.33%
Income $25,000 - $29,999	119	8.18%	171	6.67%	181	5.97%
Income $30,000 - $34,999	96	6.60%	189	7.37%	198	6.53%
Income $35,000 - $39,999	102	7.01%	144	5.61%	197	6.50%
Income $40,000 - $44,999	85	5.84%	118	4.60%	160	5.28%
Income $45,000 - $49,999	46	3.16%	141	5.50%	127	4.19%
Income $50,000 - $59,999	104	7.15%	228	8.89%	278	9.17%
Income $60,000 - $74,999	119	8.18%	227	8.85%	312	10.29%
Income $75,000 - $99,999	89	6.12%	281	10.96%	333	10.99%
Income $100,000 - $124,999	47	3.23%	130	5.07%	199	6.57%
Income $125,000 - $149,999	31	2.13%	67	2.61%	117	3.86%
Income $150,000 - $199,999	26	1.79%	81	3.16%	88	2.90%
Income $200,000 - $249,999	10	0.69%	24	0.94%	53	1.75%
Income $250,000 - $499,999	11	0.76%	28	1.09%	42	1.39%
Income $500,000 or more	2	0.14%	4	0.16%	15	0.49%
Median Household Income	$32,113		$41,996		$46,895	

Households by Household Income	2000 Census	%	2009 Estimate	%	2014 Projection	%
Total Households	49,728		61,426		68,154	
Income less than $15,000	4,007	8.06%	3,212	5.23%	3,127	4.59%
Income $15,000 - $24,999	4,424	8.90%	3,777	6.15%	3,486	5.11%
Income $25,000 - $34,999	5,026	10.11%	4,415	7.19%	4,199	6.16%
Income $35,000 - $49,999	7,531	15.14%	7,187	11.70%	7,108	10.43%
Income $50,000 - $74,999	10,105	20.32%	11,399	18.56%	11,763	17.26%
Income $75,000 - $99,999	6,896	13.87%	9,107	14.83%	9,526	13.98%
Income $100,000 - $149,999	7,199	14.48%	11,060	18.01%	13,094	19.21%
Income $150,000 - $249,999	3,151	6.34%	7,927	12.90%	11,003	16.14%
Income $250,000 - $499,999	859	1.73%	2,221	3.62%	3,089	4.53%
Income $500,000 or more	530	1.07%	1,122	1.83%	1,758	2.58%
Average Household Income	$76,926		$102,846		$115,952	
Median Household Income	$59,590		$76,987		$86,530	
Per Capita Income	$31,584		$42,262		$47,604	

Senior Life

Polygon 1: 2741 GATEWAY RD, CARLSBAD, CA 92009-1743, Total

All Owner-Occupied Housing Unit Values	2000 Census	%	2009 Estimate	%	2014 Projection	%
Total All Owner-Occupied Housing Unit Values	34,016		42,940		48,005	
Value Less than $20,000	201	0.59%	114	0.27%	114	0.24%
Value $20,000 - $39,999	696	2.05%	165	0.38%	138	0.29%
Value $40,000 - $59,999	635	1.87%	393	0.92%	340	0.71%
Value $60,000 - $79,999	527	1.55%	522	1.22%	443	0.92%
Value $80,000 - $99,999	551	1.62%	461	1.07%	499	1.04%
Value $100,000 - $149,999	1,857	5.46%	941	2.19%	1,048	2.18%
Value $150,000 - $199,999	4,537	13.34%	992	2.31%	923	1.92%
Value $200,000 - $299,999	11,166	32.83%	3,054	7.11%	2,567	5.35%
Value $300,000 - $399,999	7,116	20.92%	6,735	15.68%	5,597	11.66%
Value $400,000 - $499,999	3,247	9.55%	6,877	16.02%	6,810	14.19%
Value $500,000 - $749,999	2,510	7.38%	12,472	29.05%	14,167	29.51%
Value $750,000 - $999,999	691	2.03%	6,592	15.35%	9,459	19.70%
Value $1,000,000 or more	282	0.83%	3,621	8.43%	5,898	12.29%
Median All Owner-Occupied Housing Unit Value	$271,680		$524,373		$597,456	

Group Quarters by Population Type*	2000 Census	%	2009 Estimate	%	2014 Projection	%
Institutionalized:	511		548		560	
Correctional Institutions	34	6.65%	35	6.39%	36	6.43%
Nursing Homes	477	93.35%	513	93.61%	524	93.57%
Other Institutions	0	0.00%	0	0.00%	0	0.00%
Noninstitutionalized	409		437		443	

Tenure of Occupied Housing Units	2000 Census	2009 Estimate	2014 Projection
Owner Occupied	34,029	42,940	48,005
Renter Occupied	15,817	18,486	20,149

Senior Life

Polygon 1: 2741 GATEWAY RD, CARLSBAD, CA 92009-1743, Total

2000 Tenure By Age of Householder	Total	%
Total Households	49,812	
Owner Occupied	34,016	
Householder 55 to 59 Years	2,753	8.09%
Householder 60 to 64 Years	2,148	6.31%
Householder 65 to 74 Years	5,340	15.70%
Householder 75 to 84 Years	5,063	14.88%
Householder 85 and over	1,092	3.21%
Renter Occupied	15,796	
Householder 55 to 59 Years	737	4.67%
Householder 60 to 64 Years	451	2.86%
Householder 65 to 74 Years	882	5.58%
Householder 75 to 84 Years	792	5.01%
Householder 85 and over	411	2.60%

2000 Pop 65 and over by HH Type and Relationship	Total	%
Total for Pop 65 and over	21,286	
In Households:	20,617	
In Family Households:	14,728	69.19%
Householder	7,671	36.04%
Male	6,601	31.01%
Female	1,070	5.03%
Spouse	6,050	28.42%
Parent	589	2.77%
Other Relatives	306	1.44%
Nonrelatives	113	0.53%
In Non-Family Households:	5,889	27.67%
Male householder	1,392	6.54%
Living Alone	1,209	5.68%
Not Living Alone	183	0.86%
Female Householder	4,143	19.46%
Living Alone	3,910	18.37%
Not Living Alone	233	1.09%
Nonrelatives	354	1.66%
In Group Quarters:	669	
Institutionalized population	477	2.24%
Noninstitutionalized population	192	0.90%

Senior Life

Polygon 1: 2741 GATEWAY RD, CARLSBAD, CA 92009-1743, Total

2000 Mobility and Disability Civilian Noninstitutionalized Persons Age 16 and over	Totals	%	65 Yrs And Over	%
Total Disability	21,783		12,946	
Sensory Disability	3,726	17.11%	2,628	20.30%
Physical Disability	6,771	31.08%	4,223	32.62%
Mental Disability	3,496	16.05%	1,684	13.01%
Self-Care Disability	2,047	9.40%	1,386	10.71%
Go-Outside-Home Disability	5,742	26.36%	3,025	23.37%

2000 Mobility and Disability Civilian Noninstitutionalized Persons Age 16 and over	Totals	%	65 - 74 Yrs	%	75 Yrs And Over	%
Disability by Sex by Age	96,017		10,179		10,630	
Male	45,333	47.21%	4,410	43.32%	4,593	43.21%
With a Disability	8,304	8.65%	966	9.49%	1,931	18.17%
No Disability	37,028	38.56%	3,445	33.84%	2,663	25.05%
Female	50,684	52.79%	5,769	56.68%	6,037	56.79%
With a Disability	9,058	9.43%	1,213	11.92%	2,746	25.83%
No Disability	41,626	43.35%	4,556	44.76%	3,291	30.96%

2000 Occupied Housing Units	Totals	%	65 - 74 Yrs	%	75 Yrs And Over	%
Total Units	49,812		6,222		7,358	
With Telephone	49,545	99.46%	6,204	99.71%	7,352	99.92%
No Telephone	267	0.54%	18	0.29%	7	0.10%

Senior Life

Polygon 1: 2741 GATEWAY RD, CARLSBAD, CA 92009-1743, Total

2000 Census Poverty Status in 1999 Families By Household Type by Age of Householder	Totals	%	65 - 74 Yrs	%	75 Yrs And Over	%
Population with Known Poverty Status	121,063		10,179		10,630	
Married-Couple Families	81,311	67.16%	6,954	68.32%	6,357	59.80%
In other Families	17,812	14.71%	680	6.68%	737	6.93%
Male householder, no wife present	5,822	4.81%	192	1.89%	136	1.28%
Female householder, no husband present	11,990	9.90%	488	4.79%	600	5.64%
Unrelated individuals	21,940	18.12%	2,545	25.00%	3,537	33.27%
Income At or Above Poverty Level	113,278	93.57%	9,833	96.60%	10,085	94.87%
Married-Couple Families	78,186	64.58%	6,855	67.34%	6,174	58.08%
In other Families	15,718	12.98%	680	6.68%	687	6.46%
Male householder, no wife present	5,313	4.39%	192	1.89%	124	1.17%
Female householder, no husband present	10,405	8.59%	487	4.78%	564	5.31%
Unrelated individuals	19,374	16.00%	2,298	22.58%	3,224	30.33%
Income Below Poverty Level	7,785	6.43%	346	3.40%	545	5.13%
Married-Couple Families	3,125	2.58%	99	0.97%	183	1.72%
In other Families	2,094	1.73%	1	0.01%	50	0.47%
Male householder, no wife present	508	0.42%	0	0.00%	13	0.12%
Female householder, no husband present	1,586	1.31%	1	0.01%	37	0.35%
Unrelated individuals	2,566	2.12%	247	2.43%	312	2.94%

*In contrast to Claritas Demographic Estimates, "smoothed" data items are Census 2000 tables made consistent with current year estimated and 5 year projected base counts.

Senior Life

Appendix: Area Listing

Area Name:

Type: Polygon 1 Reporting Detail: Aggregate Reporting Level: Block Group

2741 GATEWAY RD, CARLSBAD, CA 92009-1743

Polygon Points:

33.067555 -117.262785	33.067555 -117.308554	33.162409 -117.357856	33.177613 -117.340512
33.177882 -117.228579	33.142765 -117.189876	33.137787 -117.177028	33.068362 -117.246244
33.067555 -117.262785	33.142765 -117.189876	33.137787 -117.177028	33.068362 -117.246244

Project Information:

Site: 1

Order Number: 967991279

Senior Life

County (see appendix for geographies), Total

Population by Age	2000 Census	%	2009 Estimate	%	2014 Projection	%
Total Population	2,813,833		3,064,619		3,247,986	
Age 55 - 59	114,391	4.07%	170,935	5.58%	201,830	6.21%
Age 60 - 64	90,275	3.21%	130,658	4.26%	166,729	5.13%
Age 65 - 69	81,763	2.91%	95,123	3.10%	123,921	3.82%
Age 70 - 74	78,296	2.78%	76,185	2.49%	87,290	2.69%
Age 75 - 79	70,851	2.52%	65,844	2.15%	66,278	2.04%
Age 80 - 84	46,433	1.65%	53,548	1.75%	51,041	1.57%
Age 85 and over	36,407	1.29%	54,313	1.77%	60,609	1.87%
Age 55 and over	518,416	18.42%	646,606	21.10%	757,698	23.33%
Age 65 and over	313,750	11.15%	345,013	11.26%	389,139	11.98%
Total Population, Male	1,415,097		1,537,731		1,629,285	
Age 55 - 59	55,113	3.89%	83,379	5.42%	98,891	6.07%
Age 60 - 64	42,233	2.98%	62,692	4.08%	80,284	4.93%
Age 65 - 69	37,701	2.66%	43,810	2.85%	58,252	3.58%
Age 70 - 74	34,536	2.44%	33,701	2.19%	38,954	2.39%
Age 75 - 79	29,976	2.12%	27,930	1.82%	27,774	1.70%
Age 80 - 84	18,962	1.34%	21,142	1.37%	19,794	1.21%
Age 85 and over	12,038	0.85%	19,433	1.26%	20,595	1.26%
Age 55 and over	230,559	16.29%	292,087	18.99%	344,544	21.15%
Age 65 and over	133,213	9.41%	146,016	9.50%	165,369	10.15%
Total Population, Female	1,398,736		1,526,888		1,618,701	
Age 55 - 59	59,278	4.24%	87,556	5.73%	102,939	6.36%
Age 60 - 64	48,042	3.43%	67,966	4.45%	86,445	5.34%
Age 65 - 69	44,062	3.15%	51,313	3.36%	65,669	4.06%
Age 70 - 74	43,760	3.13%	42,484	2.78%	48,336	2.99%
Age 75 - 79	40,875	2.92%	37,914	2.48%	38,504	2.38%
Age 80 - 84	27,471	1.96%	32,406	2.12%	31,247	1.93%
Age 85 and over	24,369	1.74%	34,880	2.28%	40,014	2.47%
Age 55 and over	287,857	20.58%	354,519	23.22%	413,154	25.52%
Age 65 and over	180,537	12.91%	198,997	13.03%	223,770	13.82%

Senior Life

County (see appendix for geographies), Total

Population by Single Race Classification	2000 Census	%	2009 Estimate	%	2014 Projection	%
White Alone	1,871,839		1,942,325		2,003,154	
Age 65 and over	264,912	14.15%	274,333	14.12%	304,483	15.20%
Black or African American Alone	161,480		151,800		147,045	
Age 65 and over	8,681	5.38%	10,256	6.76%	10,632	7.23%
American Indian and Alaska Native Alone	24,337		27,312		29,407	
Age 65 and over	1,367	5.62%	1,279	4.68%	1,562	5.31%
Asian Alone	249,802		312,496		354,437	
Age 65 and over	21,882	8.76%	30,152	9.65%	37,909	10.70%
Native Hawaiian and Other Pacific Islander Alone	13,561		14,071		14,512	
Age 65 and over	711	5.24%	787	5.59%	855	5.89%
Some Other Race Alone	360,847		452,060		513,056	
Age 65 and over	10,931	3.03%	17,106	3.78%	20,906	4.07%
Two or More Races	131,967		164,555		186,375	
Age 65 and over	5,266	3.99%	11,100	6.75%	12,792	6.86%

Population by Hispanic or Latino	2000 Census	%	2009 Estimate	%	2014 Projection	%
Hispanic or Latino	750,965		943,577		1,072,291	
Age 65 and over	34,149	4.55%	51,394	5.45%	63,124	5.89%
Not Hispanic or Latino	2,062,868		2,121,042		2,175,695	
Age 65 and over	279,601	13.55%	293,619	13.84%	326,015	14.98%

Senior Life

County (see appendix for geographies), Total

Household Income by Age of Householder	2000 Census	%	2009 Estimate	%	2014 Projection	%
Householder Age 55 - 59	65,304		95,246		110,951	
Income less than $10,000	4,174	6.39%	4,513	4.74%	4,615	4.16%
Income $10,000 - $14,999	2,594	3.97%	2,626	2.76%	2,434	2.19%
Income $15,000 - $19,999	2,752	4.21%	2,896	3.04%	2,820	2.54%
Income $20,000 - $24,999	2,785	4.26%	3,124	3.28%	3,048	2.75%
Income $25,000 - $29,999	3,236	4.96%	3,090	3.24%	3,227	2.91%
Income $30,000 - $34,999	3,170	4.85%	3,161	3.32%	3,092	2.79%
Income $35,000 - $39,999	3,315	5.08%	3,619	3.80%	3,178	2.86%
Income $40,000 - $44,999	3,069	4.70%	3,667	3.85%	3,775	3.40%
Income $45,000 - $49,999	2,674	4.09%	3,713	3.90%	3,903	3.52%
Income $50,000 - $59,999	5,551	8.50%	6,970	7.32%	7,667	6.91%
Income $60,000 - $74,999	7,606	11.65%	9,331	9.80%	10,486	9.45%
Income $75,000 - $99,999	9,081	13.91%	14,090	14.79%	15,276	13.77%
Income $100,000 - $124,999	5,834	8.93%	10,038	10.54%	12,479	11.25%
Income $125,000 - $149,999	3,279	5.02%	7,385	7.75%	9,441	8.51%
Income $150,000 - $199,999	2,946	4.51%	8,547	8.97%	11,220	10.11%
Income $200,000 - $249,999	1,414	2.17%	3,105	3.26%	6,074	5.47%
Income $250,000 - $499,999	1,249	1.91%	3,732	3.92%	5,386	4.85%
Income $500,000 or more	575	0.88%	1,639	1.72%	2,830	2.55%
Median Household Income	$58,796		$76,621		$86,833	
Householder Age 60 - 64	50,896		74,107		93,298	
Income less than $10,000	3,745	7.36%	4,131	5.57%	4,728	5.07%
Income $10,000 - $14,999	2,306	4.53%	2,296	3.10%	2,579	2.76%
Income $15,000 - $19,999	2,428	4.77%	2,572	3.47%	2,907	3.12%
Income $20,000 - $24,999	2,464	4.84%	2,702	3.65%	3,057	3.28%
Income $25,000 - $29,999	2,809	5.52%	2,763	3.73%	3,152	3.38%
Income $30,000 - $34,999	2,612	5.13%	2,919	3.94%	3,198	3.43%
Income $35,000 - $39,999	2,771	5.44%	3,075	4.15%	3,354	3.59%
Income $40,000 - $44,999	2,512	4.94%	2,964	4.00%	3,489	3.74%
Income $45,000 - $49,999	2,171	4.27%	3,025	4.08%	3,435	3.68%
Income $50,000 - $59,999	4,222	8.30%	5,746	7.75%	6,683	7.16%
Income $60,000 - $74,999	5,503	10.81%	7,128	9.62%	8,833	9.47%
Income $75,000 - $99,999	6,326	12.43%	10,263	13.85%	12,103	12.97%
Income $100,000 - $124,999	4,191	8.23%	6,987	9.43%	9,477	10.16%
Income $125,000 - $149,999	2,413	4.74%	5,285	7.13%	6,931	7.43%
Income $150,000 - $199,999	2,173	4.27%	6,161	8.31%	8,602	9.22%
Income $200,000 - $249,999	1,008	1.98%	2,309	3.12%	4,596	4.93%
Income $250,000 - $499,999	864	1.70%	2,629	3.55%	4,063	4.35%
Income $500,000 or more	378	0.74%	1,152	1.55%	2,111	2.26%
Median Household Income	$53,861		$70,228		$77,550	

Senior Life

County (see appendix for geographies), Total

Household Income by Age of Householder	2000 Census	%	2009 Estimate	%	2014 Projection	%
Householder Age 65 - 69	50,677		54,439		69,972	
Income less than $10,000	4,379	8.64%	3,557	6.53%	4,046	5.78%
Income $10,000 - $14,999	3,531	6.97%	2,186	4.02%	2,479	3.54%
Income $15,000 - $19,999	3,681	7.26%	2,767	5.08%	2,965	4.24%
Income $20,000 - $24,999	3,665	7.23%	2,956	5.43%	3,293	4.71%
Income $25,000 - $29,999	3,440	6.79%	3,054	5.61%	3,526	5.04%
Income $30,000 - $34,999	3,171	6.26%	2,952	5.42%	3,510	5.02%
Income $35,000 - $39,999	2,961	5.84%	2,882	5.29%	3,440	4.92%
Income $40,000 - $44,999	2,793	5.51%	2,641	4.85%	3,322	4.75%
Income $45,000 - $49,999	2,469	4.87%	2,508	4.61%	3,056	4.37%
Income $50,000 - $59,999	4,436	8.75%	4,630	8.50%	5,643	8.06%
Income $60,000 - $74,999	5,089	10.04%	5,543	10.18%	7,184	10.27%
Income $75,000 - $99,999	4,943	9.75%	7,113	13.07%	8,856	12.66%
Income $100,000 - $124,999	2,650	5.23%	3,994	7.34%	6,256	8.94%
Income $125,000 - $149,999	1,260	2.49%	2,639	4.85%	3,922	5.61%
Income $150,000 - $199,999	1,011	1.99%	2,635	4.84%	4,044	5.78%
Income $200,000 - $249,999	600	1.18%	875	1.61%	1,919	2.74%
Income $250,000 - $499,999	434	0.86%	1,082	1.99%	1,678	2.40%
Income $500,000 or more	164	0.32%	425	0.78%	833	1.19%
Median Household Income	$40,914		$53,708		$59,478	
Householder Age 70 - 74	45,675		44,913		50,775	
Income less than $10,000	4,451	9.74%	3,215	7.16%	3,215	6.33%
Income $10,000 - $14,999	3,559	7.79%	2,018	4.49%	1,950	3.84%
Income $15,000 - $19,999	3,654	8.00%	2,559	5.70%	2,470	4.86%
Income $20,000 - $24,999	3,608	7.90%	2,743	6.11%	2,651	5.22%
Income $25,000 - $29,999	3,221	7.05%	2,716	6.05%	2,827	5.57%
Income $30,000 - $34,999	3,037	6.65%	2,599	5.79%	2,740	5.40%
Income $35,000 - $39,999	2,771	6.07%	2,475	5.51%	2,675	5.27%
Income $40,000 - $44,999	2,556	5.60%	2,270	5.05%	2,595	5.11%
Income $45,000 - $49,999	2,274	4.98%	2,151	4.79%	2,444	4.81%
Income $50,000 - $59,999	3,734	8.18%	3,808	8.48%	4,238	8.35%
Income $60,000 - $74,999	3,995	8.75%	4,533	10.09%	5,047	9.94%
Income $75,000 - $99,999	3,735	8.18%	5,221	11.62%	5,985	11.79%
Income $100,000 - $124,999	2,098	4.59%	2,827	6.29%	3,910	7.70%
Income $125,000 - $149,999	1,078	2.36%	1,879	4.18%	2,387	4.70%
Income $150,000 - $199,999	882	1.93%	2,010	4.48%	2,581	5.08%
Income $200,000 - $249,999	535	1.17%	672	1.50%	1,318	2.60%
Income $250,000 - $499,999	355	0.78%	904	2.01%	1,185	2.33%
Income $500,000 or more	132	0.29%	313	0.70%	557	1.10%
Median Household Income	$37,359		$49,326		$54,296	

Senior Life

County (see appendix for geographies), Total

Household Income by Age of Householder	2000 Census	%	2009 Estimate	%	2014 Projection	%
Householder Age 75 - 79	45,646		39,939		39,663	
Income less than $10,000	4,667	10.22%	3,061	7.66%	2,773	6.99%
Income $10,000 - $14,999	4,349	9.53%	1,993	4.99%	1,693	4.27%
Income $15,000 - $19,999	4,189	9.18%	2,906	7.28%	2,122	5.35%
Income $20,000 - $24,999	4,133	9.05%	2,668	6.68%	2,501	6.31%
Income $25,000 - $29,999	3,680	8.06%	2,782	6.97%	2,466	6.22%
Income $30,000 - $34,999	3,199	7.01%	2,738	6.86%	2,530	6.38%
Income $35,000 - $39,999	2,693	5.90%	2,488	6.23%	2,490	6.28%
Income $40,000 - $44,999	2,506	5.49%	2,130	5.33%	2,323	5.86%
Income $45,000 - $49,999	1,918	4.20%	1,841	4.61%	1,901	4.79%
Income $50,000 - $59,999	3,498	7.66%	3,364	8.42%	3,105	7.83%
Income $60,000 - $74,999	3,588	7.86%	3,628	9.08%	3,691	9.31%
Income $75,000 - $99,999	3,137	6.87%	4,232	10.60%	4,359	10.99%
Income $100,000 - $124,999	1,636	3.58%	2,082	5.21%	2,705	6.82%
Income $125,000 - $149,999	710	1.56%	1,344	3.37%	1,578	3.98%
Income $150,000 - $199,999	614	1.35%	1,258	3.15%	1,569	3.96%
Income $200,000 - $249,999	574	1.26%	427	1.07%	691	1.74%
Income $250,000 - $499,999	403	0.88%	723	1.81%	752	1.90%
Income $500,000 or more	152	0.33%	274	0.69%	414	1.04%
Median Household Income	$32,821		$43,130		$47,455	
Householder Age 80 - 84	29,483		34,229		32,189	
Income less than $10,000	3,607	12.23%	3,082	9.00%	2,560	7.95%
Income $10,000 - $14,999	3,252	11.03%	2,009	5.87%	1,469	4.56%
Income $15,000 - $19,999	3,045	10.33%	2,843	8.31%	1,986	6.17%
Income $20,000 - $24,999	2,770	9.40%	2,586	7.55%	2,389	7.42%
Income $25,000 - $29,999	2,317	7.86%	2,579	7.53%	2,264	7.03%
Income $30,000 - $34,999	2,006	6.80%	2,354	6.88%	2,253	7.00%
Income $35,000 - $39,999	1,682	5.70%	2,063	6.03%	2,085	6.48%
Income $40,000 - $44,999	1,526	5.18%	1,724	5.04%	1,783	5.54%
Income $45,000 - $49,999	1,174	3.98%	1,563	4.57%	1,440	4.47%
Income $50,000 - $59,999	1,945	6.60%	2,717	7.94%	2,405	7.47%
Income $60,000 - $74,999	2,071	7.02%	2,870	8.38%	2,901	9.01%
Income $75,000 - $99,999	1,839	6.24%	3,211	9.38%	3,088	9.59%
Income $100,000 - $124,999	824	2.79%	1,593	4.65%	1,973	6.13%
Income $125,000 - $149,999	447	1.52%	966	2.82%	1,113	3.46%
Income $150,000 - $199,999	400	1.36%	969	2.83%	1,079	3.35%
Income $200,000 - $249,999	297	1.01%	354	1.03%	521	1.62%
Income $250,000 - $499,999	208	0.71%	558	1.63%	590	1.83%
Income $500,000 or more	73	0.25%	188	0.55%	290	0.90%
Median Household Income	$29,461		$39,026		$43,052	

Senior Life

County (see appendix for geographies), Total

Household Income by Age of Householder	2000 Census	%	2009 Estimate	%	2014 Projection	%
Householder Age 85 and over	19,872		30,730		33,832	
Income less than $10,000	3,141	15.81%	3,579	11.65%	3,464	10.24%
Income $10,000 - $14,999	2,685	13.51%	2,171	7.06%	2,080	6.15%
Income $15,000 - $19,999	2,153	10.83%	3,085	10.04%	2,739	8.10%
Income $20,000 - $24,999	1,873	9.43%	2,397	7.80%	2,760	8.16%
Income $25,000 - $29,999	1,559	7.85%	2,374	7.73%	2,200	6.50%
Income $30,000 - $34,999	1,252	6.30%	2,195	7.14%	2,401	7.10%
Income $35,000 - $39,999	1,037	5.22%	1,948	6.34%	2,131	6.30%
Income $40,000 - $44,999	809	4.07%	1,396	4.54%	2,047	6.05%
Income $45,000 - $49,999	719	3.62%	1,311	4.27%	1,358	4.01%
Income $50,000 - $59,999	1,212	6.10%	2,032	6.61%	2,385	7.05%
Income $60,000 - $74,999	1,170	5.89%	2,361	7.68%	2,582	7.63%
Income $75,000 - $99,999	926	4.66%	2,424	7.89%	2,932	8.67%
Income $100,000 - $124,999	423	2.13%	1,115	3.63%	1,686	4.98%
Income $125,000 - $149,999	347	1.75%	662	2.15%	910	2.69%
Income $150,000 - $199,999	245	1.23%	823	2.68%	920	2.72%
Income $200,000 - $249,999	170	0.86%	303	0.99%	486	1.44%
Income $250,000 - $499,999	111	0.56%	409	1.33%	497	1.47%
Income $500,000 or more	40	0.20%	145	0.47%	254	0.75%
Median Household Income	$25,271		$34,006		$37,984	

Households by Household Income	2000 Census	%	2009 Estimate	%	2014 Projection	%
Total Households	995,492		1,077,820		1,141,072	
Income less than $15,000	124,436	12.50%	93,104	8.64%	86,655	7.59%
Income $15,000 - $24,999	117,642	11.82%	90,046	8.35%	80,355	7.04%
Income $25,000 - $34,999	122,297	12.29%	99,186	9.20%	91,319	8.00%
Income $35,000 - $49,999	159,617	16.03%	147,882	13.72%	141,929	12.44%
Income $50,000 - $74,999	200,299	20.12%	203,765	18.91%	205,222	17.99%
Income $75,000 - $99,999	114,797	11.53%	153,992	14.29%	157,610	13.81%
Income $100,000 - $149,999	97,844	9.83%	159,144	14.77%	194,593	17.05%
Income $150,000 - $249,999	42,258	4.24%	92,088	8.54%	128,748	11.28%
Income $250,000 - $499,999	11,041	1.11%	27,123	2.52%	36,213	3.17%
Income $500,000 or more	5,261	0.53%	11,490	1.07%	18,428	1.61%
Average Household Income	$63,204		$84,359		$95,860	
Median Household Income	$47,534		$63,335		$70,743	
Per Capita Income	$22,926		$30,204		$34,192	

Senior Life

County (see appendix for geographies), Total

All Owner-Occupied Housing Unit Values	2000 Census	%	2009 Estimate	%	2014 Projection	%
Total All Owner-Occupied Housing Unit Values	551,489		606,540		646,365	
Value Less than $20,000	11,351	2.06%	5,705	0.94%	5,334	0.83%
Value $20,000 - $39,999	12,696	2.30%	7,210	1.19%	6,696	1.04%
Value $40,000 - $59,999	7,090	1.29%	7,621	1.26%	6,995	1.08%
Value $60,000 - $79,999	9,010	1.63%	6,351	1.05%	6,610	1.02%
Value $80,000 - $99,999	17,385	3.15%	3,960	0.65%	4,717	0.73%
Value $100,000 - $149,999	74,491	13.51%	11,663	1.92%	10,021	1.55%
Value $150,000 - $199,999	122,128	22.15%	24,330	4.01%	16,818	2.60%
Value $200,000 - $299,999	153,350	27.81%	89,686	14.79%	67,776	10.49%
Value $300,000 - $399,999	66,376	12.04%	134,299	22.14%	116,885	18.08%
Value $400,000 - $499,999	31,316	5.68%	97,321	16.05%	110,128	17.04%
Value $500,000 - $749,999	27,244	4.94%	122,619	20.22%	154,141	23.85%
Value $750,000 - $999,999	9,930	1.80%	53,211	8.77%	80,551	12.46%
Value $1,000,000 or more	9,122	1.65%	42,564	7.02%	59,693	9.24%
Median All Owner-Occupied Housing Unit Value	$214,081		$412,788		$473,851	

Group Quarters by Population Type*	2000 Census	%	2009 Estimate	%	2014 Projection	%
Institutionalized:	23,447		24,483		25,022	
Correctional Institutions	12,140	51.78%	12,617	51.53%	12,873	51.45%
Nursing Homes	9,745	41.56%	10,218	41.74%	10,456	41.79%
Other Institutions	1,562	6.66%	1,648	6.73%	1,693	6.77%
Noninstitutionalized	73,566		76,702		78,418	

Tenure of Occupied Housing Units	2000 Census	2009 Estimate	2014 Projection
Owner Occupied	551,461	606,540	646,365
Renter Occupied	443,216	471,280	494,707

Senior Life

County (see appendix for geographies), Total

2000 Tenure By Age of Householder	Total	%
Total Households	994,677	
Owner Occupied	551,489	
Householder 55 to 59 Years	48,031	8.71%
Householder 60 to 64 Years	40,014	7.26%
Householder 65 to 74 Years	74,983	13.60%
Householder 75 to 84 Years	58,838	10.67%
Householder 85 and over	14,243	2.58%
Renter Occupied	443,188	
Householder 55 to 59 Years	17,608	3.97%
Householder 60 to 64 Years	12,585	2.84%
Householder 65 to 74 Years	23,170	5.23%
Householder 75 to 84 Years	17,808	4.02%
Householder 85 and over	7,492	1.69%

2000 Pop 65 and over by HH Type and Relationship	Total	%
Total for Pop 65 and over	313,702	
In Households:	300,196	
In Family Households:	211,475	67.41%
Householder	107,027	34.12%
Male	86,886	27.70%
Female	20,141	6.42%
Spouse	72,670	23.17%
Parent	16,127	5.14%
Other Relatives	13,174	4.20%
Nonrelatives	2,477	0.79%
In Non-Family Households:	88,721	28.28%
Male householder	23,595	7.52%
Living Alone	20,905	6.66%
Not Living Alone	2,690	0.86%
Female Householder	60,731	19.36%
Living Alone	57,782	18.42%
Not Living Alone	2,949	0.94%
Nonrelatives	4,395	1.40%
In Group Quarters:	13,506	
Institutionalized population	9,289	2.96%
Noninstitutionalized population	4,217	1.34%

Senior Life

County (see appendix for geographies), Total

2000 Mobility and Disability Civilian Noninstitutionalized Persons Age 16 and over	Totals	%	65 Yrs And Over	%
Total Disability	572,389		247,329	
Sensory Disability	77,249	13.50%	43,483	17.58%
Physical Disability	173,065	30.24%	83,483	33.75%
Mental Disability	96,027	16.78%	33,767	13.65%
Self-Care Disability	53,701	9.38%	27,364	11.06%
Go-Outside-Home Disability	172,347	30.11%	59,232	23.95%

2000 Mobility and Disability Civilian Noninstitutionalized Persons Age 16 and over	Totals	%	65 - 74 Yrs	%	75 Yrs And Over	%
Disability by Sex by Age	2,053,954		160,436		143,977	
Male	984,762	47.94%	72,106	44.94%	57,894	40.21%
With a Disability	205,890	10.02%	22,251	13.87%	28,730	19.95%
No Disability	778,872	37.92%	49,855	31.07%	29,164	20.26%
Female	1,069,192	52.06%	88,330	55.06%	86,083	59.79%
With a Disability	221,389	10.78%	26,748	16.67%	46,476	32.28%
No Disability	847,803	41.28%	61,582	38.38%	39,607	27.51%

2000 Occupied Housing Units	Totals	%	65 - 74 Yrs	%	75 Yrs And Over	%
Total Units	994,677		98,153		98,381	
With Telephone	984,427	98.97%	97,438	99.27%	97,849	99.46%
No Telephone	10,250	1.03%	715	0.73%	532	0.54%

Senior Life

County (see appendix for geographies), Total

2000 Census Poverty Status in 1999 Families By Household Type by Age of Householder	**Totals**	**%**	**65 - 74 Yrs**	**%**	**75 Yrs And Over**	**%**
Population with Known Poverty Status	2,722,408		160,436		143,977	
Married-Couple Families	1,749,277	64.25%	104,056	64.86%	73,899	51.33%
In other Families	520,255	19.11%	17,068	10.64%	16,452	11.43%
Male householder, no wife present	150,973	5.55%	5,202	3.24%	4,368	3.03%
Female householder, no husband present	369,282	13.56%	11,866	7.40%	12,084	8.39%
Unrelated individuals	452,876	16.64%	39,312	24.50%	53,626	37.25%
Income At or Above Poverty Level	2,384,009	87.57%	150,302	93.68%	133,550	92.76%
Married-Couple Families	1,619,662	59.49%	100,412	62.59%	71,717	49.81%
In other Families	393,330	14.45%	15,403	9.60%	15,247	10.59%
Male householder, no wife present	121,779	4.47%	4,680	2.92%	4,019	2.79%
Female householder, no husband present	271,551	9.97%	10,723	6.68%	11,228	7.80%
Unrelated individuals	371,017	13.63%	34,487	21.50%	46,586	32.36%
Income Below Poverty Level	338,399	12.43%	10,134	6.32%	10,427	7.24%
Married-Couple Families	129,615	4.76%	3,644	2.27%	2,182	1.52%
In other Families	126,925	4.66%	1,665	1.04%	1,205	0.84%
Male householder, no wife present	29,194	1.07%	522	0.33%	349	0.24%
Female householder, no husband present	97,731	3.59%	1,143	0.71%	856	0.59%
Unrelated individuals	81,859	3.01%	4,825	3.01%	7,040	4.89%

*In contrast to Claritas Demographic Estimates, "smoothed" data items are Census 2000 tables made consistent with current year estimated and 5 year projected base counts.

Appendix: Area Listing

Area Name:

Type: List - County | Reporting Detail: Aggregate | Reporting Level: County

Geography Code	Geography Name	Geography Code	Geography Name
06073	San Diego County, CA		

Project Information:

Site: 1

Order Number: 967918505

Exhibit

B

COMPETITION MAP


Oceanside
Vista
Carlsbad
San Marcos
Buena
Leucadia
Encinitas
Olivenhain
Pacific Ocean
Competitor 1
Sunrise at La Costa
Competitor 2
Silvergate San Marcos
Competitor 3
Brookdale Place of San Marcos
Competitor 4
Aegis at Shadowridge
Competitor 5
Emeritus at Carlsbad
Competitor 6
Glenview Assisted Living
SUBJECT
Palomar Airport Rd
El Camino Real
San Diego Fwy
0 mi
1
2
3

Exhibit

C

COMPETITIVE MARKET ANALYSIS SUMMARY
BRESSI RANCH ASSISTED LIVING FACILITY
Nygaard Street, Carlsbad, CA 92009

The facility will offer three levels of memory care:

1) **Assisted Living** for the resident with mild cognitive impairment (MCI)—safe and secure.
2) **ActivCare®** (secured perimeter) for the physically ambulatory resident who has a dementia diagnosis.
3) **Royal Club** (secured perimeter) for the physically frail resident who is transfer and wheelchair dependent and has a dementia diagnosis.

The facility will be licensed by the Department of Social Services as a Residential Care Facility (RCFE). The facility will have program approval under their licensure to provide care for patients with a dementia diagnosis.

DEVELOPMENT/PROGRAMMING:

The facility will have four wings.

- One wing will be **Assisted Living** designed to accommodate MCI residents. The residents need a programmed environment but do not need a secured perimeter. They do not have a propensity to wander; however, the perimeter will be monitored to ensure their safety.
- Two wings will be dedicated to the **ActivCare®** program. The residents' cognitive issues have progressed to a level where they have a diagnosis of dementia and are in need of an enhanced program and a secured perimeter.
- The fourth wing will be the **Royal Club**, dedicated to residents who have a diagnosis of dementia, and the progression of the disease has impacted their physical well being. They have become transfer dependent and wheelchair dependent. The program is modified to meet their needs based on their diminished physical capacity.

The facility will be able to meet the needs of the dementia residents throughout the disease process. The configuration of the facility will allow us to program each area to meet the changing needs of the residents.

PRO FORMA:

The number and type of units in each wing are delineated as follows, along with the projected rates and stabilized occupancy levels:

	Total Units	Total Residents	% Occup.	Full Oper.	Monthly Rate
Assisted Living (MCI):					
Private Studio	6	6		6	$3,500
Shared Suites (2 pvt. rms./1 shared bath)	5	10		9	$3,100
Total Units/Residents	11	16	93.75%	15	
ActivCare®:					
Private	9	9		8	$5,500
Shared Suites (2 pvt. rms./1 shared bath)	12	24		22	$5,100
Semi Private (1 shared rm./1 shared bath)	4	8		7	$4,000
Total Units/Residents	25	41	90.24%	37	

	Total Units	Total Residents	% Occup.	Full Oper.	Daily Rate
Royal Club:					
Private	5	5		5	$240
Shared Suites (2 pvt. rms./1 shared bath)	7	14		12	$215
Semi Private (1 shared rm./1 shared bath)	2	4		4	$180
Total Units/Residents	14	23	91.30%	21	
Facility Totals:	**50**	**80**	**91.25%**	**73**	

COMPETITION ANALYSIS (See attached):

We have divided the competition between Primary Competition and Secondary Competition:

- Primary Competition – Bressi Ranch will be offering three levels of memory care. We have broken down the competition into the levels of memory care and by unit type for each level of care. For example, our ActivCare® program is similar to Sunrise's Reminiscence program, and our Royal Club is similar to their Enhanced Reminiscence program. Silvergate's Gate Levels 1 – 3 would be similar to our ActivCare®, and their Levels 4 – 5 would be similar to our Royal Club. Reading across the summary sheet, you can see the level of care and unit type comparison.

- Secondary Competition – These facilities are outside our primary market area but could compete if pricing was a major issue and travel distance was not an issue.

In reviewing the data, you will note that the pricing structure for our MCI accommodation is generally $1,000 to $3,000 less than the Primary Competition, and our ActivCare® program is generally $1,000 to $2,000 less than the Primary Competition. The Royal Club is priced in line with the Primary Competition.

Exhibit 15(c)

(See Attached)

VALUATION & INFORMATION GROUP

An Appraisal of A Proposed Memory Care Facility



Bressi Ranch Memory Care
6255 Nygaard Street
Carlsbad, California
RIMS Project #10-000030-01

Prepared For
Cushman & Wakefield
Appraisal Management Firm for Mutual of Omaha Bank
1747 Veterans Highway
Suite 48
Islandia, New York

Prepared By
Valuation & Information Group
6167 Bristol Parkway
Suite 430
Culver City, California


VALUATION &
INFORMATION
GROUP

6167 Bristol Parkway
Suite 430
Culver City, CA 90230
Tel 310.342.0123
Fax 310.342.0147

5 Neshaminy Interplex
Suite 215
Trevose, PA 19053
Tel 215.639.7600
Fax 215.639.7605

www.valinfo.com

February 8, 2010

Clarke Lewis
Managing Director
Valuation Services, Capital Markets Group
Cushman & Wakefield
Appraisal Management Firm for Mutual of Omaha Bank
1747 Veterans Highway
Suite 48
Islandia, New York 11749

RE: Bressi Ranch Memory Care
6255 Nygaard Street
Carlsbad, California
RIMS Project #: 10-000030-01

Dear Mr. Lewis:

In accordance with your request, we have conducted a market value analysis of the going concern of the above referenced property. The subject is a proposed one-story, 39,410-square-foot assisted living/memory care facility to be completed in 2011. The subject will consist of 80 memory care units. The quality of construction is expected to be excellent upon completion.

The primary purpose of this valuation is to estimate the market value of the business upon completion of the construction and upon stabilized occupancy. It is our understanding that this appraisal will be used in connection with financing.

The value reported herein is that of the fee simple estate, which includes the land, improvements, personal property and intangible going-concern assets. We did not include working capital in our valuation but have assumed that it is available and adequate to support the operations of the facility.

This appraisal included a visit to the property on January 27, 2010, and the necessary investigation and analysis was made by the appraisers. The appraisal was prepared in accordance with Uniform Standards of Professional Appraisal Practice (USPAP) and the Financial Institutions Reform, Recovery and Enforcement Act (FIRREA), and involved the facts, assumptions, investigations and analyses set forth in the report.

Based upon the procedures outlined in this report, it is estimated that the as-is, fee simple, market value of the subject vacant land, as of January 27, 2010, is reasonably represented in the following rounded amount:

$2,940,000



Based on the procedures outlined in this report, it is estimated that the prospective market value of the fee simple interest, upon stabilization occupancy in the property identified as Bressi Ranch Memory Care, as of February 1, 2012, is in the rounded amount of:

$13,200,000

This value may be allocated as follows

Land	$2,940,000
Improvements	9,470,000
Equipment	720,000
Business	70,000
Total	$13,200,000

It is also estimated that the prospective market value of the fee simple interest upon completion of this improvements in the property identified, as Bressi Ranch Memory Care, as of February 1, 2011, is in the rounded amount of:

$12,150,000

This estimate and the report are subject to the statement of facts and limiting conditions that are a critical part of our valuation report. No part of the appraisal report should be published or disseminated without Valuation and Information Group's prior written approval.

Thank you for the opportunity to provide you this service.

Respectfully submitted,

Valuation and Information Group

Jean-Pierre LoMonaco, MAI
President
CA Cert. Gen. AG011111

John P. Greenbaun
Consultant
CA Cert. Gen. AG043267

JPL/JPG:sww
200019



SUBJECT PHOTOGRAPHS



NWC of Cottage Drive and Town Center Drive
Looking Southeast across Subject



Looking North across Subject


V&
IG



Looking Southwest across Subject



Looking Northwest across Subject



SUMMARY OF SALIENT FACTS

Property	Bressi Ranch Memory Care 6255 Nygaard Street Carlsbad, California
Assessor's Parcel Number	213-190-02-00
Interest Appraised	Fee Simple Estate
Effective Dates of the Appraisal:	
As Is	January 27, 2010
As Complete	February 1, 2011
As Stabilized	February 1, 2012
Date of Physical Inspection	January 27, 2010
Date of Report	February 8, 2010
Type of Value	To estimate the as-is, as-complete and as-stabilized market values of the fee simple interest of the subject facility as of the dates specified within this report.
Intended Use	In connection with financing
Site Size	2.5 acres, or 108,900 square feet
Zoning	P-C (Planned Community)
Building Description	The proposed improvements consist of a 39,410-square-foot, one-story, wood framed, memory care/assisted living facility to be completed in 2011. The quality of construction is expected to be excellent.
Licensing	82 residents with proposed plans for 80 residents
Census Tract:	178.12
Zip Code:	92009-3086
Highest and Best Use:	
As Vacant	Memory care/assisted living use
As Developed	As is: to develop a memory care/assisted living facility. As completed: to continue the existing use.



Value Indicators:

	As Is	As Complete	As Stabilized
Cost Approach			
Land			$2,940,000
Improvements			9,470,000
Equipment			720,000
Value Indication	N/A	N/A	$13,130,000
Sales Comparison Approach	$2,940,000	N/A	$13,500,000
Income Capitalization Approach			
Occupancy Level			94.0%
Net Income			$1,315,813
Capitalization Rate			10.00%
Total (rounded)	N/A	$12,150,000	$13,160,000
Value Conclusion - Fee Simple	$2,940,000	$12,150,000	$13,200,000

This value may be allocated as follows:

Land	$2,940,000
Improvements	9,470,000
Equipment	720,000
Business	70,000
Total	$13,200,000



CERTIFICATION

We certify that to the best of our knowledge and belief:

1. The statements of fact contained in this report are true and correct.

2. The reported analyses, opinions and conclusions are limited only by the reported assumptions and limiting conditions and are our personal, unbiased professional analyses, opinions and conclusions.

3. We have no present or prospective interest in the property that is the subject of this report and we have no personal interest or bias with respect to the parties involved.

4. We have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment.

5. Our engagement in this assignment was not contingent upon developing or reporting predetermined results.

6. Our compensation is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.

7. The reported analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute, which include the Uniform Standards of Professional Appraisal Practice.

8. Jean-Pierre LoMonaco, MAI, and John P. Greenbaun made a personal inspection of the property that is the subject of this report. John P. Greenbaun conducted the market research and analysis, concluded the value estimate and drafted the appraisal report. Jean-Pierre LoMonaco, MAI, aided in the appraisal process and reviewed the report.

9. No one has provided significant professional assistance to the persons signing this report.

10. The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

11. This appraisal was not based on a requested minimum valuation, a specific valuation, or the approval of a loan.

12. As of the date of this report, Jean-Pierre LoMonaco, MAI, has completed the continuing education program of the Appraisal Institute.



13. I have provided services regarding the subject property within the three-year period immediately preceding acceptance of the assignment, as an appraiser or in any other capacity. Employees of the Valuation & Information Group have provided services regarding the subject property within the three-year period immediately preceding acceptance of the assignment, as an appraiser or in any other capacity.

Jean-Pierre LoMonaco, MAI
CA Cert. Gen. AG011111

John P. Greenbaun
CA Cert. Gen. AG043267



STATEMENT OF FACTS AND LIMITING CONDITIONS

This appraisal report has been made with the following assumptions and limiting conditions:

1. We assume no responsibility for the legal description furnished to us, stated in the report, or for matters pertaining to legal or title considerations. In arriving at the opinion expressed in this report, we assumed that the owner holds good and marketable title, free and clear of all liens except those described herein.

2. If no legal description or survey was furnished, we used the county tax plat to ascertain the physical dimensions and acreage of the property. Should the information furnished to or obtained by us prove to be inaccurate, the property's value may be more or less than what is stated in this report.

3. We appraised the property free and clear of any or all liens or encumbrances unless otherwise stated.

4. We assumed that the property is an established business, with efficient and competent owners and management, experienced in the healthcare industry.

5. We assumed that the information furnished by others is reliable, but we were given no warranty of its accuracy and we make no such warranty.

6. We assumed all engineering studies to be correct. To the extent that we have included plot plans and illustrative material in this report, we have done so solely to help the reader visualize the property and make no representations in connection with such depictions.

7. We assumed that there are no hidden or unapparent conditions of the property, subsoil, or structures that render it more or less valuable. We assume no responsibility for such conditions or for obtaining the engineering studies that may be required to discover them.

8. We assumed that the owner and management have fully complied with all applicable federal, state and local laws and regulations, including without limitation any zoning, use, and environmental restrictions, unless any noncompliance or nonconformity is stated, described, and considered in the report.

9. We assumed that all required licenses, certificates of occupancy, consents, and other legislative or administrative authority from any local, state, or national government or private entity or organization have been or can be obtained or renewed for any use on which the value estimate contained in this report is based.

10. We assumed that the use of the land and improvements is confined within the boundaries or property lines of the property described and that there is no encroachment or trespass unless noted in the report.

11. Unless otherwise stated in this report, we were not informed of and did not observe the existence of hazardous materials, which may or may not be present on the property. We are, however, not qualified to detect such materials. We assume no responsibility for such conditions or for any expertise or engineering knowledge required to discover them. The presence of asbestos, urea-formaldehyde foam insulation, and other potentially hazardous materials may affect the value of the property. The intended user of the property and this



appraisal is urged to retain a hazardous materials expert. In valuing the property, we assumed that there are no hazardous materials in or about the property that diminish the property's value.

12. Any allocation of the total value estimated in this report between the land and the improvements applies only under the stated program of utilization. The separate values allocated to the land and buildings must not be used in conjunction with any other appraisal and are invalid if so used.

13. Possession of this report, or a copy thereof, does not carry with it the right of publication.

14. Upon delivery of this report, we are not required to provide any additional services or testimony, or to appear or attend any judicial or other proceeding pertaining to the preparation or content of this report, the properties or interests described in it, or any matter that is or could have been addressed in it, unless we make or have made a separate arrangement specifically addressing this.

15. Neither all nor any part of the contents of this report (especially any conclusions as to value, our firm's identity, or the identity of the appraiser) shall be disseminated to the public through advertising, public relations, news, sales, or other media without our prior written consent and the approval of the appraiser.

16. Any value estimates provided in the report apply to the entire property, and any proration or division of the total into fractional interests will invalidate the value estimate, unless such proration or division of interests has been set forth in the report.

17. We used only preliminary plans and specifications in the preparation of this appraisal, except as indicated; and the analysis based upon any preliminary plans and specifications is made subject to a review of the final plans and specifications when available.

18. We assume that any proposed improvements have been completed unless otherwise stipulated; and we assume that any construction conforms to the building plans referenced in the report.

19. We assume that the reader or user of this report has been provided with copies of available building plans and all leases and amendments, if any, that encumber the property.

20. The forecasts, projections, or operating estimates contained herein are based on current market conditions, anticipated short-term supply and demand factors, and a continued stable economy. These forecasts are, therefore, subject to changes with future conditions.

21. We have not analyzed the requirements of the Americans with Disabilities Act (ADA), as amended, as they may pertain to this property or whether the property complies with the ADA. We were not engaged to, and did not, survey or analyze the property to determine whether or not the property or its operations complies with the requirements of the ADA. We assume no responsibility for the property's noncompliance or for any expertise or knowledge required to discover such noncompliance. If the property is not in compliance with the requirements of the ADA, such condition may affect the value of the property. The intended user of the property and this appraisal is urged to retain an ADA expert. In valuing the property, we assumed that there is no material noncompliance in or about the property that diminishes the property's value.



22. We have prepared this report in conformity with, and subject to, the requirements of the code of professional ethics and the standards of professional conduct of the professional appraisal organizations of which we are members.

23. We assume no responsibility to report to any person, including any financial, regulatory, or tax authority, any matters or information obtained or analyzed in preparing this report.

24. This report and the valuation estimate stated herein are valid only for the purpose stated and as of the date stated.

25. In preparing this report, we have relied, where appropriate, on information, including historical financial and operating data, and assumptions provided to us by the property's owner and management. We have not audited such information and give no warranty or other assurance as to the accuracy of such information and assumptions. Some of the assumptions inevitably shall not materialize, and unanticipated events and circumstances may occur, therefore, actual results achieved may vary from the forecasts and the variance from the assumptions may be material. We have assumed, however, that this data is correct and will accurately reflect the operating performance of the subject property. Our valuation estimate would be affected by any material misstatement in the information provided to us.

26. We have assumed that there are no legal or political matters affecting the future operation of the property, unless the property's owner or management have called such matters to our attention and they are stated herein.

27. This report may depend in part upon our opinions about the future operations of the property. These opinions are usually expressed in terms of what we "anticipate," believe," or "expect," or similar words. Actual results may differ from our projections.

28. We assume no responsibility to supplement or amend this report for conditions or events occurring after the date of this report.



TABLE OF CONTENTS



ADDENDUM



INTRODUCTION

PROPERTY IDENTIFICATION

The subject property is located at 6255 Nygaard Street, Carlsbad, California. The San Diego County Assessor identifies the subject property as Parcel Number 213-190-02-00. The legal description is contained in the addendum.

TYPE AND DEFINITION OF VALUE

The purpose of the appraisal is to set forth an estimate of and support for the market value of the subject facility. For the purpose of this report, "market value" is defined as follows:

> The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:[1]
>
> a) buyer and seller are typically motivated;
>
> b) both parties are well informed or well advised and each acting in what they consider their best interests;
>
> c) a reasonable time is allowed for exposure in the open market;
>
> d) payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and
>
> e) the price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

INTENDED USE, INTENDED USERS AND CLIENT

This report is to be used in connection with financing. The intended users are representatives of Cushman & Wakefield on behalf of Mutual of Omaha Bank and/or affiliates. Our client in this engagement is Cushman and Wakefield on behalf of Mutual of Omaha Bank and/or affiliates.

[1] Office of the Comptroller of the Currency, 12 CFR Part 34.42g.



SCOPE OF THE APPRAISAL

The subject is a business enterprise with a substantial real estate base. Included in the concept of business enterprise are tangible and intangible assets comprising the business. Tangible assets include land, site improvements, building and equipment. In addition to tangible assets, also known as real and personal property, the subject includes various intangible assets necessary for the provision of healthcare, dietary, housekeeping, laundry and ancillary services. The provision of these services may create a going concern value beyond the value of the real property. These assets, which tend to increase in value in relation to the level of services provided, include an assembled work force, referral sources, systems and procedures, resident records and goodwill. This appraisal is of the entire business enterprise, one part of which is real estate. This appraisal engagement has been conducted using applicable standard appraisal techniques and is in conformity with the Uniform Standards of Professional Appraisal Practice (USPAP) as set forth by the Appraisal Foundation and the Financial Institutions Reform, Recovery and Enforcement Act (FIRREA).

This appraisal engagement entails the collection, analysis and description of data pertaining to the physical, legal and economic conditions that affect the use and value of the subject property, and any other relevant data that would pertain to the appraisal of a senior care facility.

The scope of the appraisal includes, but is not limited to, the following:

1. Conducting an inspection of the subject property.
2. Describing the property and its environment.
3. Conducting an analysis of the city and neighborhood.
4. Estimating the market value of the land by the analysis of the land sales identified.
5. Estimating the depreciated replacement cost of the improvements which, when added to the land and equipment, indicates the market value via the Cost Approach.
6. Conducting a search for (with verification) and analysis of sales of similarly improved properties.
7. Estimating the market value by the analysis of the sales identified via the Sales Comparison Approach.
8. Estimating the fee simple market value via the Income Capitalization Approach.
9. Reconciling the three approaches to value for the final value estimate.
10. Preparing an appraisal report in a self-contained format based on all findings.



PROPERTY RIGHT APPRAISED

The property rights appraised herein are the fee simple of the tangible and intangible assets. These interests are defined as follows:

> **Fee Simple Estate:** Absolute ownership unencumbered by any other interest or estate, subject only to the limitation imposed by the governmental powers of taxation, eminent domain, police power, and escheat.[2]

EFFECTIVE DATE OF THE APPRAISAL

The effective date of the as-is value of the subject site is January 27, 2010, which is the same as the inspection date. The improvements are expected to be complete on February 1, 2011, which is the as-complete valuation date. The property is expected to be at stabilized occupancy one year later and the as-stabilized valuation date is February 1, 2012.

APPRAISAL DEFINITIONS

For the purposes of this report, "self-contained appraisal report" is defined as:

> A written report prepared under Standards Rule 2-2(a).[3]

Going-Concern Value is defined as:

> The value of a proven property operation. It includes the incremental value associated with the business concern, which is distinct from the value of the real property. It includes an intangible enhancement of the value of the operating business enterprise, which is produced by the assemblage of the land, buildings, labor, equipment, and the marketing operation. This assemblage creates an economically viable business that is expected to continue. The value of the going concern refers to the total value of the property, including both the real property and the intangible personal property attributed to business enterprise value.[4]

---

[2] *The Appraisal of Real Estate*, Thirteenth Edition, Appraisal Institute, Illinois, 2008, page 111.

[3] *Uniform Standards of Professional Appraisal Practice*, 2010-2011 edition, The Appraisal Foundation, Washington D.C., page 22.

[4] *The Appraisal of Real Estate*, Thirteenth Edition, Appraisal Institute, Illinois, 2008, pages 29-30.



Personal Property is defined as:

> Movable items of property that are not permanently affixed to, or part of, the real estate.[5]

For purposes of this appraisal, we consider equipment to represent personal property.

Our estimate of value reflects the value in a proven property operation considered as an assembled economic unit. The value estimate is expressed in terms of cash.

COMPLIANCE

To the best of our knowledge, the analyses, opinions and conclusions that were developed in this report have been prepared in conformity with the regulations of the Uniform Standards of Professional Appraisal Practice (USPAP) of the Appraisal Foundation and The Financial Institutions Reform, Recovery and Enforcement Act (FIRREA).

COMPETENCY

From our understanding of the assignment to be performed, which is addressed in the Scope of the Appraisal, it is our opinion that we are competent to perform this appraisal due to the fact that:

1. The appraisers have knowledge and experience in the nature of this assignment.
2. All necessary and appropriate steps have been taken in order to complete the assignment competently.
3. There is no lack of knowledge or experience that would prohibit this assignment from being completed in a professional, competent manner or where a biased or misleading opinion of value is to be rendered.

SALES HISTORY

Any sales of the subject property that have occurred within a three-year period prior to the effective date of value have been considered. There has not been any sale within the last three-year period. The

[5] Ibid., page 7.



current owner, Bressi Holding, LLC, acquired the subject from Bressi Garden Lane, LLC, on December 14, 2004, for $550,909. The subject is not currently listed for sale or under contract to sell.

The seller, Lennar, was also the developer of Bressi Ranch. Lennar is a large residential developer. The subject was shown on the master plan as an assisted living facility and had a limited pool of buyers. Lennar specializes in single-family residential development, not assisted living developments. The subject land was viewed by the seller as a nuisance, since it was not a profitable investment. Their intent was to dispose of the subject land in an expedient manner. The buyer, Health Care Group, was approached by a broker, but the property was not exposed to the market. The buyer obtained the conditional use permit at their own expense. Because of these factors, the property was purchased below market.

REASONABLE EXPOSURE TIME

Reasonable Exposure Time is defined as:

> The estimated length of time the property interest being appraised would have been offered on the market prior to the hypothetical consummation of a sale at market value on the effective date of the appraisal; a retrospective estimate based upon an analysis of past events assuming a competitive and open market.[6]

The concept of reasonable exposure time encompasses not only adequate, sufficient, and reasonable time, but also adequate, sufficient, and reasonable effort. This concept also takes into consideration the type of property being appraised, supply/demand conditions as of the effective date(s) of the appraisal and the analysis of historical sales information (sold after exposure and after completion of negotiations between the seller and buyer). The reasonable exposure period is therefore a function of price, time and use, and is not an isolated estimate of time alone.

Reasonable exposure time is always presumed to precede the effective date of the appraisal and differs for various types of real estate and under various market conditions. Our estimate of exposure time is

[6] *Uniform Standards of Professional Appraisal Practice*, 2010-2011 edition, The Appraisal Foundation, Washington D.C., page 89.



therefore based on the subject property's determined highest and best use, in a market where there is evidence of demand for such a facility.

The estimate of reasonable exposure time is not a predication, but rather, only a judgment made by the appraiser based on market conditions preceding the effective date of the appraisal.

Based upon the determination of the highest and best use for the subject, with consideration given to the overall condition and physical characteristics of the subject, it is our opinion that, were the subject property offered for sale, a sale could occur within 12 months.

ASSISTED LIVING INDUSTRY OUTLOOK

Assisted living is defined as the long-term care option in which communities provide housing, supportive services, personalized assistance with activities of daily living (ADL) and healthcare, and are licensed, certified or registered by states. Seniors who choose assisted living receive assistance customized to their needs and benefits that enriches their lives and promotes independence and well-being. Staff is available to meet both scheduled and unscheduled needs.

Activities of daily living (ADLs) include bathing or showering, dressing, eating, getting in or out of bed or a chair, walking and using the toilet.

Instrumental activities of daily living (IADLs) include using the telephone, doing light house work, doing heavy housework, preparing meals, shopping for personal items and managing money.

DEMAND

The rapid increase in the elderly population is the force behind the tremendous expansion of the senior housing and long-term care industries. The U.S. Bureau of the Census estimates that between 1990 and 2050, the number of Americans aged 65 and older will more than double (from 31 million in 1990 to more than 79 million in 2050).



The United States population statistics and forecasts are provided in the following table:

U.S. Population Growth

	2000	2009 estimate	% Change	2014 Projection	% Change
Total Population	281,421,906	306,624,699	9.0%	322,320,436	5.1%
65+ Population	34,991,753	39,578,194	13.1%	46,005,033	16.2%
% of Total	12.4%	12.9%		14.3%	
75+ Population	16,600,767	18,870,786	13.7%	20,320,371	7.7%
% of Total	5.9%	6.2%		6.3%	
85+ Population	4,239,587	5,738,990	35.4%	6,513,114	13.5%
% of Total	1.5%	1.9%		2.0%	

Source: Claritas, Inc.

Over the next five years the fastest growing age group is expected to be the 65+ population.

In the United States, the proportion of the population made up of persons 65 years of age or older is projected to increase from 12.4% of the population in 2000 to 20.7% by 2050 because of the aging of the baby boom generation and increased longevity. The implications for the delivery and financing of healthcare will be profound, because elderly persons use healthcare services at a greater rate than younger persons. The larger number of elderly persons will put greater pressure on the budget for the Medicare program. Increases in the number of persons 85 years of age or older, who are most likely to require nursing home and other long-term care, will exert similar pressure on the Medicaid program, which pays for about half the total costs of nursing home care.

A factor contributing to growth in demand for elderly care is the increased life expectancy of the United States population. As the average life expectancy for both men and women continues to increase (as illustrated in the following table) the probability of an elderly person requiring some form of healthcare service also increases.

UNITED STATES LIFE EXPECTANCY				
	Men		Women	
	At Birth	At Age 65	At Birth	At Age 65
1940	60.9	11.9	65.3	13.4
1950	65.3	12.8	70.9	15.1
1960	66.6	12.9	73.2	15.9
1970	67.1	13.1	74.8	17.1
1980	69.9	14.0	77.5	18.4
1990	72.3	15.1	79.9	19.9
2000	73.4	15.7	81.1	20.8
2005	75.2	17.2	80.4	20.0

Source: National Center for Health Statistics

While most major healthcare providers will benefit from the graying of America, the senior housing/care industry will be the chief beneficiary.

The total projected expenditure for all services from the age of 65 years until death is $164,505. Of this amount, $105,342 is for Medicare plus cost sharing, $34,205 is for nursing home care not covered by Medicare, $11,428 is for home health care not covered by Medicare, $9,546 is for prescription drugs and $3,984 is for vision, dental care and durable medical equipment (see following table). Total expenditures from the age of 65 years until death rise substantially with longevity, from $31,181 for persons who die at the age of 65 years to over $200,000 for those who die at the age of 90 or older. This pattern is determined by the substantial increase in nursing home expenditures for the very elderly.

Mean Cumulative Expenditures Per Person For Acute And Long-Term Care From The Age Of 65 Years Until Death, According To The Age At Death						
	All Services	Medicare-Covered Services Plus Cost Sharing	Nursing Home Care	Home Care	Prescription Drugs	Other Services
Age At Death (Yr)	Mean Expenditure (Dollars)					
All Persons > 64	164,505	105,342	34,205	11,428	9,546	3,984
65	31,181	26,161	1,751	2,024	1,073	171
70	87,116	72,302	5,829	3,658	3,564	1,762
75	123,823	96,459	12,168	5,614	6,681	2,901
80	157,903	112,857	22,529	8,909	9,656	3,952
85	193,727	123,722	39,009	13,692	12,335	4,969
90	235,369	130,042	64,665	20,019	14,667	5,976
95	287,980	132,341	104,069	27,948	16,634	6,988
100	358,174	130,910	163,563	37,476	18,214	8,011
>101	407,425	128,617	207,926	43,390	18,913	8,579

Source: *The Effect of Longevity on Spending for Acute and Long-Term Care*, New England Journal of Medicine, May 11, 2000, Volume 342, Number 19, by Brenda C. Spillman, Ph.D. and James Lubitz, M.P.H.

Medicare covered services and nursing home care from the age of 65 years until death for a cohort of persons born in 1950 and projected to turn 65 in 2015 will be 73% greater than the combined expenditures for a cohort of persons born in 1935 and projected to turn 65 in 2000. The most important factor underlying the difference in expenditures is the higher number of persons projected to turn 65 in 2015. This increase is due primarily to the larger number of births in the 2015 cohort (4.27 million versus 2.72 million in the 2000 cohort), which accounts for 70% of the difference, but also to a higher rate of survival to the age of 65 years (80% in the 2015 cohort versus 74% in the 2000 cohort), which accounts for 22% of the difference. Greater longevity after the age of 65 years plays a much smaller part, accounting for only 8% of the difference in total spending. Increased longevity has a larger role in nursing home expenditures than in Medicare expenditures. The 3% increase in life expectancy at the age of 65 years for the cohort of people born in 1950 is associated with less than a 1% increase in the simulated mean Medicare expenditure ($109,352 versus $108,361 for the cohort of people born in 1935) but with a 6% increase in the mean expenditure for nursing home care ($46,168 versus $43,613). Persons 85 years of age or older ("the oldest old") are projected to represent an increasing proportion of the elderly population. Of the persons turning 65 in 2000, 44% will survive to the age of 85 years and expenditures for their care will account for 60% of total spending for the cohort. Of the persons turning 65 in 2015, 47% will survive to the age of 85 years. Expenditures for this group will account for 63% of total spending.

Changes in the financing and delivery of acute- and long-term care may alter spending patterns and levels. The proportion of Medicare beneficiaries who are enrolled in HMOs is growing. Payments based on risk-adjusted capitation and other changes in payment are likely. New approaches to the provision of long-term care that emphasize community-based services may reduce the use of nursing home and hospital care, although there is no evidence that in the aggregate such changes will reduce total expenditures for long-term care. Shifts in the location of care without a reduction in costs would likely have a greater effect on the distribution of payments among insurers than on actual spending levels. A greater shifting of costs to elderly persons and their families is also possible.

SUPPLY

Many types of in-home care services and new kinds of senior housing with a wide range of costs and services are emerging to meet the needs of America's aging population. Defining the different types of housing options can be difficult since there are many types and variations that can vary from facility to facility, and since many residences offer more than one type of housing or care.

Over the past decade, consumers have pushed for a continuum of care that would allow them to remain in their homes or senior communities for as long as possible rather than automatically moving to a medical setting when their disabilities increased. At the same time, the success of the consumer driven approach of assisted living has caused other housing and care providers to rethink how to best serve their residents. As a result, the distinct lines that at one time separated independent living, assisted living and other models have become blurred as each segment has expanded, causing some overlapping of services.

The definitions below should be considered a general guide to the types of housing options seniors may find.

Home and Day Care Services

If an individual needs assistance, a combination of health and social services may allow the older person to continue living at home if desired. The home can be physically adapted with a variety of helpful features to make it more accessible. Home health aides can help with daily activities such as medication, bathing and dressing. Homemaker services can help with housekeeping, cooking, and home and yard maintenance. Meals on Wheels and other groups may deliver low cost, nutritious lunches to homebound elders. Visiting nurses, medical laboratories, and occupational and physical therapists can provide in-home medical services.

Many cities have adult day care programs where seniors can spend daytime hours socializing to relieve the individual's primary caregiver. Many of these programs are designed for seniors in relatively good health but with cognitive or mental difficulties. These programs are often nonprofit and low cost but often have waiting lists. Local support groups for specific illnesses, community organizations and agencies are a good source for finding other appropriate care and support services.

Retirement Communities

There are many types of retirement communities to choose from and they vary greatly in services offered, scope and price. The communities range from lushly landscaped, country-club style condominium developments in a suburb to senior apartments in a bustling urban area.

Traditional retirement communities, sometimes called active adult communities, restrict admission to adults above a certain age and offer security, recreational facilities, planned activities and perhaps communal dining and housekeeping. Planned adult communities can be open to renters or offer condominiums or homes for purchase. Medical services are not included, but are generally located nearby.

Senior apartment complexes, also called congregate housing, generally charge a monthly rental fee and security deposit for services such as transportation, activities and meals. Some are under federal housing guidelines and only accept low income seniors, but most are privately owned.

Continuing Care Retirement Communities

A continuing care retirement (CCRC), or life care community, provides housing and health-related services to an older person under an agreement effective for the person's lifetime or a specified period of time. This living alternative can be attractive since it eliminates the need for moving when the individual's health and medical needs change. An essential part of continuing care is the provision that a resident can stay in the community even if he or she needs skilled nursing services.

Some CCRCs require a substantial entry fee or buy-in, which may be forfeited if the person dies or decides to leave. Most also charge monthly maintenance fees in exchange for a living unit, meals and some health services. Both types of fees vary greatly among CCRCs, depending on location, size of the unit, services and programs. CCRCs typically require that the individual be in relatively good health and independent upon entrance. Those with serious illnesses or limited financial resources may not qualify for admission to this type of community.

Assisted Living

Assisted living is a type of licensed care that provides personal care services, support and housing for those who need help with daily activities, yet need limited medical care. Assisted living can be in an independent facility or part of a retirement, continuing care or life care community. The programs and services offered may include transportation, social activities, exercise and fitness programs, beauty or barber shop access, hobby and craft activities, community excursions, meals in a dining room setting and other activities sought by residents. These facilities are often in apartment-like buildings with private residences ranging from single rooms to large apartments. Rooms may typically be furnished at least partially with the resident's belongings.

Although assisted living facilities are not licensed to perform skilled nursing activities, residents can sometimes receive skilled nursing care from outside licensed home health agencies that come in on a daily or weekly basis.

Alzheimer's Facilities

An increasing number of facilities are focusing on the needs of people with Alzheimer's or other dementia-related illnesses. These facilities may be exclusively dedicated or have special sections or areas for elderly residents with these conditions. Typically, Alzheimer's facilities offer a secured environment, a high ratio of staff to residents and special activity programs designed for those with limited attention spans. Other services may include incontinence care, medication management and transportation to medical appointments. Alzheimer's facilities may be licensed as either assisted living or skilled nursing.

Skilled Nursing Facilities

A skilled nursing facility is state licensed to provide room and board, nursing care, supervision and medical care. These facilities are also referred to as convalescent homes, rehabilitation homes or hospitals, and nursing homes. They provide the type of extended nursing care not given in assisted living or residential care homes. Skilled nursing facilities, at a minimum, include skilled nursing, dietary and pharmaceutical services, and an activity program.

Skilled nursing facilities provide three levels of care, defined as basic, skilled and subacute. Basic care is the level of care required to maintain daily living activities and includes personal care and supervision. Skilled care is for residents needing the services of a registered nurse or other medical professional on a regular basis, for treatments and procedures. Subacute care is comprehensive inpatient care for someone who has an acute illness or injury and requires frequent patient assessment.

Facilities usually bill for two types of charges. There are standard daily rates for room, care and some nursing services, and extra charges for any services not included in the basic rate such as therapies, pharmacy, wheelchairs, dental care, hand feeding or care for incontinence. Skilled nursing facilities are generally the most expensive senior housing option. Thus, financial planning is critical since private insurance, Medicaid and Medicare have only limited provisions for skilled nursing care. A skilled nursing facility may be the best and only alternative when an individual needs 24-hour nursing care and supervision.

The following tables summarize the national inventory of senior housing/care properties:

SENIOR HOUSING PROPERTIES WITH SUPPORTIVE SERVICES IN THE U.S.	
Type of Property	**Properties**
Freestanding Congregate Care	3,214
Freestanding Assisted Living (30+ units)	3,781
Freestanding Assisted Living (1 to 29 units)	19,333
Freestanding Skilled Nursing	15,640
CCRC	1,900
Properties Combining Assisted and Congregate	850
Properties Combining Assisted and Skilled Nursing	1,413
Total Properties	46,131

Source: NIC National Supply Estimate of Senior Housing & Care Properties 2000

SUPPLY OF SENIOR HOUSING UNITS/BEDS WITH SUPPORTIVE SERVICES IN THE U.S.	
Type of Property	**Properties**
Congregate Care	705,376
Assisted Living	585,735
Skilled Nursing (Beds)	1,928,714
Total Properties	3,219,825

Source: NIC National Supply Estimate of Senior Housing & Care Properties 2000

NEW CONSTRUCTION ACTIVITY

The American Seniors Housing Association and the National Investment Center for the Seniors Housing and Care Industry identified a total of 2,035,303 existing units in the 100 largest metropolitan areas of the country, and of those, 41,040 senior apartments, assisted living units, independent living units, dementia care units and nursing care units are under construction. The 2009 report identified 420 new or expanding senior housing properties under construction containing 41,040 units/beds. These numbers reflect construction activity within freestanding, combined and continuing care retirement community (CCRC) properties. The senior properties tracked include a small number of HUD Section 202 properties and other types of affordable properties, in addition to market rate rental senior apartments.

The number of senior housing units under construction in 2009 (420) is less than was being constructed in 2008 (461) and lower than the survey's peak year (1998) in which 614 senior housing properties were reported to be under construction.



There are 11,172 new senior apartments units under construction in the 100 largest metropolitan areas. Including the units in expansions to existing properties, senior apartments account for 27% of all senior housing units under construction.

There are 12,656 new independent living units under construction in the 100 largest metropolitan areas. Including the units in expansions to existing properties, independent living units account for 31% of all senior housing units under construction.

There are 7,793 new assisted living units under construction in the 100 largest metropolitan areas. Including the units in expansions to existing properties, assisted living units account for 19% of all senior housing units under construction.

There are 2,810 new dementia care units under construction in the 100 largest metropolitan areas. Including the units in expansions to existing properties, dementia care units account for 7% of all senior housing units under construction.

Data collected in 2009 reveals that independent living units represent 31% of the total national sample of seniors housing units under construction, followed by senior apartment units (27%), assisted living units (19%) and dementia care units (7%). The balance is comprised of nursing care units (16%).

The following graph illustrates the total units under construction by property type in 2009:


Total Units Under Construction by Property Type
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Senior Apartment
Independent Living
Assisted Living
Dementia Care
Source: 2009 Seniors Housing Construction Trends Report

NEW CONSTRUCTION BY CITY

Chicago is the top metro area in terms of the number of units being built (2,450). New York ranks second (2,067), followed by Boston (1,944), Los Angeles (1,483) and Houston (1,340). These five metro areas represent 23% of all senior housing units reported under construction as of March 2009. New York had the greatest number of projects (new and expansions) under construction with 22, followed by Chicago (20), Los Angeles (16), Boston (15) and Austin, Cleveland, Dayton, Minneapolis and Pittsburgh (11).


New Construction in Top Metro Areas
3,000
2,500
2,000
1,500
1,000
500
0
Chicago
New York
Boston
Los Angeles
Houston
Source: 2009 Seniors Housing Construction Trends Report

Independent Living

The metro area with the largest number of existing independent living units is Philadelphia, with 27,351 units, followed by Chicago (24,706), Los Angeles (16,940), New York (16,115) and Miami (14,548). The metro area with the highest percentage of independent living construction to existing supply is Melbourne, Florida (17.2%), followed by Boise, Idaho (15.2%), Wichita, Kansas (13.9%), Raleigh, North Carolina (13.9%) and Cleveland, Ohio (12.8%).

All Assisted Living

The metro area with the largest number of existing assisted living units is New York, with 17,531 units, followed by Los Angeles (15,855), Portland, Oregon (7,774), Chicago (7,665) and Philadelphia (7,607). The metro area with the highest percentage of assisted living construction to existing supply is Indianapolis, Indiana (19.3%), followed by Jackson, Mississippi (19.1%), Worchester, Massachusetts (17.9%), Baton Rouge, Louisiana (15.6%) and Melbourne, Florida (14.6%).

PAYORS

Residents and/or their families generally pay for the cost of congregate and assisted living services, whereas skilled nursing facilities rely heavily on governmental reimbursements. Some states provide for reimbursement of assisted living through a variety of funding programs, such as Medicaid waiver programs. Medicaid coverage is common (37 state Medicaid programs currently cover assisted living), but participation is not. As opposed to congregate and assisted living, 70.0% to 75.0% of revenue for skilled nursing facilities is derived from Medicaid.

The following table illustrates the distribution of residents' annual household income by care segment:

ANNUAL HOUSEHOLD INCOME BY SEGMENT

Income	General	Home Care	Independent Living	Assisted Living	Skilled Nursing	Total
Income of Resident:						
<$25,000	72.5%	72.7%	68.8%	71.9%	80.2%	73.3%
$25,000 to $74,999	21.7%	25.5%	28.1%	24.6%	16.5%	22.1%
>$75,000	5.7%	1.8%	3.1%	3.5%	3.3%	4.5%
Total Worth of Resident:						
<$50,000	40.6%	50.8%	53.1%	45.5%	62.4%	45.4%
$50,000 to $99,999	27.0%	19.4%	12.5%	12.7%	14.0%	22.9%
$100,000 to $299,999	20.6%	20.2%	15.6%	23.6%	18.3%	20.3%
$300,000 to $499,999	4.2%	4.8%	15.6%	5.5%	2.2%	4.6%
>$500,000	7.7%	4.8%	3.1%	12.8%	3.3%	6.9%

Source: NIC National Survey of Adult Children 2000

Wealthier households are more likely to receive home care or live in independent living or assisted living communities compared to lower income households, which are more likely found in skilled nursing facilities. Overall, 73% of residents have annual household income of less than $25,000, 22.1% had income between $25,000 and $74,999, and 4.5% had an income of $75,000 or more.

CALIFORNIA REGULATORY OVERVIEW

The Department of Social Services, Community Care Licensing Division licenses assisted living facilities and adult day care centers in California. Assisted living facilities are licensed as Residential Care Facilities for the Elderly (RCFE). Two laws enhancing resident protection take effect in 2009. Health and Safety (H&S) Code Section 1569.658 requires licensees annually to disclose rate increases from the previous three years of operations to prospective residents. H&S Code Section 1569.695 requires licensees to establish plans for sheltering for up to 72 hours in the event of an emergency or disaster.



A Residential Care Facility for the Elderly (RCFE) is a housing arrangement chosen voluntarily where 75% of the residents are 60 years of age or older and where varying levels of care and supervision are provided, as agreed to at the time of admission or as determined at subsequent times of reappraisal. Younger residents must have needs compatible with other residents.

An admission agreement must be completed prior to a resident being accepted. The agreement must include available basic and optional services, service rates, payment provisions and refund conditions. Written notice must be given to a resident 60 days prior to any basic rate change. Admission agreements should also disclose:

- A comprehensive description of any items and services provided under a single fee;
- A description and schedule of all items and services not included in the single fee;
- A description of any preadmission fee (a licensee cannot require a preadmission fee from a recipient under the State Supplementary Program for the Aged, Blind and Disabled;
- An explanation for the use of third-party services;
- A comprehensive description of billing and payment policies and procedures;
- Conditions under which rates may be increased;
- Policy concerning family visits and refunds; and
- Conditions under which the agreement may be terminated.

The agreement should also include eviction policies and procedures and information about the facility's closure plan in the event of a closure.

SCOPE OF CARE

The facility may provide assistance with activities of daily living (ADLs), observation and reassessment, postural support that can be released by the resident, and other types of care. Residents with the following conditions may be cared for so long as the provider complies with the applicable RCFE regulations for that condition. These incidental medical services include administration of oxygen, catheter care, colostomy/ileostomy care, contractures, diabetes, enemas/suppositories, incontinence, injections, intermittent positive pressure breath machine, Stage I and II dermal ulcers and wound care. Health-related conditions specified in regulations can be cared for as long as the applicable RCFE regulations are followed and those procedures and services requiring a nurse or



physical therapist are provided by the appropriately skilled professional. Terminally ill residents may remain in the facility and receive services from a hospice agency. The facility staff, however, is still prohibited from providing any care beyond that allowed within the parameters of the RCFE license.

Private pay personal assistants (PPPAs) may only provide services that the licensee is not required to provide. PPPAs can provide companionship, additional baths or assist with the self-administration of medication, only if the resident's approves the storing and administering of his/her own medications. PPPAs must have criminal background checks.

Residents may not be admitted if they have active communicable tuberculosis; require 24-hour skilled nursing or intermediate care; have a mental disorder resulting in ongoing behavior that would upset the general resident group; would require a greater amount of care and supervision than the other residents; or cannot generally benefit from the program services available at the facility. Residents must be assessed prior to move-in, however, there is no standardized form required.

Residents diagnosed by a physician as having dementia may be admitted if certain requirements are met, including an annual medical assessment, adequate supervision, enhanced physical plant safety requirements and an appropriate activity program.

A 30-day notice may be issued by the facility for: nonpayment of the basic services within 10 days of the due date; failure to comply with the state or local law; failure to comply with general facility policies; the resident is no longer appropriate for the facility and level of care; or if there is change in the use of the facility. If evidence supports that a resident is a threat to himself or others, a three-day eviction notice may be granted.

FACILITY REQUIREMENTS

The regulations allow for private or semiprivate resident rooms. Resident rooms must be furnished by the licensee or resident and be of sufficient size to allow for easy passage of the resident and equipment. A maximum of two residents is allowed per resident unit. Private and shared toilets,



bathing and lavatory facilities are permitted. There must be at least one toilet and washbasin per six persons and one bathtub or shower for each 10 persons including residents, family and facility-dwelling staff.

Prior to being licensed, each facility must secure and maintain an appropriate facility fire clearance approved by the fire authority have jurisdiction.

For residents having dementia, use of egress alert devices, delayed egress and locked facility doors and perimeters are allowed if specified additional requirements are met. Delayed egress and locked doors/perimeters require special fire clearances, and are only allowed with approval from CCLD. Resident and/or responsible person consent is required prior to use of delayed egress devices or locked facility doors.

STAFFING REQUIREMENTS

In RCFEs caring for 16 or more residents, there must be awake night staff. In facilities with dementia residents, there must be an adequate number of direct care staff to support each resident's physical, social, emotional, safety and health care needs as identified at time of admission or reassessment. In facilities with fewer than 16 residents, if a resident with dementia is determined to require awake night supervision, there must be one awake staff member at all times.

An administrator must complete a 40-hour initial Certification Training Program from one of the department's approved training vendors and pass a written test. Nursing home administrators must complete 12 of the 40 hours in areas of laws and regulations, use and misuse of medication, and resident admission, retention and assessment procedures if they possess a valid Nursing Home Administrator license. Nursing home administrators with a current and valid administrator's license are exempt from taking the test administered by the department.

To administer a facility licensed for 16 or more residents, an administrator must have specified college or continuing education credits and must have at least one year's experience providing residential care



to the elderly. All employees in facilities of 16 or more residents must complete 16 hours of initial training, including eight hours of shadowing training. Direct care staff must pass an exam and complete additional training per 12-month period. Facilities must retain documentation that proves a consultant pharmacist or nurse has reviewed the facility's medication program and procedures at least twice a year.

All staff who assist residents with personal ADLs must receive at least 10 hours of training within the first four weeks of employment and at least four hours annually thereafter. Staff providing direct care to residents must complete a first aid course by such agencies as the Red Cross and each RCFE shall provide training in recognizing and reporting elder and dependent adult abuse. Prior to admission of a resident with a restricted health condition, the licensee shall ensure that facility staff who will participate in meeting the resident's specialized care needs complete training provided by a licensed professional to meet those needs, which should include hands-on instruction in general procedures and resident-specific procedures.

Administrators must complete 40 hours of continuing education units every two years in areas related to any of the uniform core knowledge areas and must include eight hours in Alzheimer's disease and dementia training. Administrators that hold a current license are only required to complete 20 of the 40 hours of continuing education.

DEMENTIA WAIVER

Licensed assisted living facilities that accept and retain residents with dementia are required to have a dementia waiver. With a dementia waiver, the licensee may accept and retain residents who are incapable of demonstrating the mental competence and physical ability to leave a building without assistance of any other person or without the use of any mechanical aid in case of an emergency. Licensees are required to submit additional information that include operation and training plans, an activity program plan that addresses the needs and limitations of residents with dementia, including large motor activities and perceptual and sensory stimulation. Licensees are also required to submit a written plan developed with the concurrence of each resident's physician that includes facility-wide practices and resident-specific procedures to minimize the need for psychoactive medication. In addition, the facility staff is required to be trained in dementia care, identifying and reporting resident



abuse and neglect, and the behavioral effects of medications on residents with dementia. Each resident with dementia must have an annual medical assessment and an annual reappraisal, both of which shall include a reassessment of the resident's dementia-care needs.

Legislation AB 1753, Chapter 434, which took effect on January 1, 2001, requires RCFEs that advertise specialized Alzheimer's and dementia care to meet additional staff training requirements.

MEDICAID REIMBURSEMENT

In May 2005, the California Department of Public Health split into two different departments. The new California Department of Health Care Services (DHCS) obtained a federal home and community-based services waiver to provide a Medi-Cal benefit to persons participating in the Assisted Living Waiver Pilot Project (ALWPP). Participants must be both Medi-Cal eligible and nursing-home eligible. They may reside in either a licensed RCFE or publicly subsidized housing.

The ALWPP was successful during the past three years. The program has been converted to a five-year federal waiver program effective March 1, 2009. The ALWPP will now be titled the ALW (Assisted Living Waiver). The DHCS will continue to oversee the delivery of assisted living services and determine whether those services are being provided in a cost effective manner that assures the safety and well-being of consumers.

REGIONAL ANALYSIS

The subject property is located in the city of Carlsbad in San Diego County, California. Situated in the northern portion of the county, Carlsbad is a coastal community recognized for its scenic location, low population density, city ordinances protecting sensitive wildlife habitats and for maintaining strict policies governing the amount of land within city limits available for development of any kind. Land is a premium and, thus, real estate is expensive even by southern California standards. The annual *Forbes*, which ranks the most expensive zip codes in the U.S., ranked Carlsbad zip codes as some of the most expensive in the nation. The city encompasses a total land area of 40.8 square miles with an estimated population density of 2,565 persons per square mile.



DEMOGRAPHICS

Population Growth					
	2000 Census	2009 Estimate	% Change	2014 Projection	% Change
Total Population					
Carlsbad	78,247	99,526	27.2%	111,705	12.2%
San Diego County, CA	2,813,833	3,064,619	8.9%	3,247,986	6.0%
United States	281,421,906	306,624,699	9.0%	322,320,436	5.1%
65+ Population					
Carlsbad	10,980	13,761	25.3%	16,362	18.9%
San Diego County, CA	313,750	345,013	10.0%	389,139	12.8%
United States	34,991,753	39,578,194	13.1%	46,005,033	16.2%
65+ Population, as a % of Total Population					
Carlsbad	14.0%	13.8%	N/A	14.6%	N/A
San Diego County, CA	11.2%	11.3%	N/A	12.0%	N/A
United States	12.4%	12.9%	N/A	14.3%	N/A
75+ Population					
Carlsbad	5,425	7,220	33.1%	7,646	5.9%
San Diego County, CA	153,691	173,705	13.0%	177,928	2.4%
United States	16,600,767	18,870,786	13.7%	20,320,371	7.7%
75+ Population, as a % of Total Population					
Carlsbad	6.9%	7.3%	N/A	6.8%	N/A
San Diego County, CA	5.5%	5.7%	N/A	5.5%	N/A
United States	5.9%	6.2%	N/A	6.3%	N/A
85+ Population					
Carlsbad	1,130	2,129	88.4%	2,548	19.7%
San Diego County, CA	36,407	54,313	49.2%	60,609	11.6%
United States	4,239,587	5,738,990	35.4%	6,513,114	13.5%
85+ Population, as a % of Total Population					
Carlsbad	1.4%	2.1%	N/A	2.3%	N/A
San Diego County, CA	1.3%	1.8%	N/A	1.9%	N/A
United States	1.5%	1.9%	N/A	2.0%	N/A
Households					
Carlsbad	31,521	39,868	26.5%	44,696	12.1%
San Diego County, CA	994,677	1,077,820	8.4%	1,141,072	5.9%
United States	105,480,101	115,306,103	9.3%	121,279,475	5.2%
Household Size					
Carlsbad	2.48	2.50	0.6%	2.50	0.1%
San Diego County, CA	2.83	2.84	0.5%	2.85	0.1%
United States	2.67	2.66	-0.3%	2.66	-0.1%
Percentage of Homeowners					
Carlsbad	67.4%	69.3%	2.8%	69.9%	0.8%
San Diego County, CA	55.4%	56.3%	1.5%	56.6%	0.7%
United States	66.2%	67.1%	1.4%	67.5%	0.5%
Median Household Income					
Carlsbad	66,140	87,904	32.9%	98,262	11.8%
San Diego County, CA	47,534	63,335	33.2%	70,743	11.7%
United States	42,729	51,433	20.4%	56,581	10.0%
Median Home Value					
Carlsbad	308,766	613,469	98.7%	679,618	10.8%
San Diego County, CA	214,081	412,788	92.8%	473,851	14.8%
United States	112,467	172,352	53.2%	188,671	9.5%

Source: Claritas, Inc.

GENERAL POPULATION

Between 2000 and 2009, the population in the U.S. grew 9.0% and is expected to grow 5.1% over the next five years. From 2000 to 2009, the population in San Diego County grew 8.9% and is expected to grow 6.0% over the next five years. During the same period, the population in Carlsbad grew 27.2% and is expected to grow 12.2% over the next five years. Over the next five years, the general population is projected to increase by 12,179 in Carlsbad and increase by 183,367 in San Diego County.

AGE 75 AND OVER POPULATION

Between 2000 and 2009, the 75 and older population in the U.S. grew 13.7% and is expected to grow 7.7% over the next five years. From 2000 to 2009, the 75 and older population in San Diego County grew 13.0% and is expected to grow 2.4% over the next five years. During the same period, the 75 and older population in Carlsbad grew 33.1% and is expected to grow 5.9% over the next five years. Over the next five years, the 75 and older population is projected to increase by 426 in Carlsbad and increase by 4,223 in San Diego County.

AGE 85 AND OVER POPULATION

Between 2000 and 2009, the 85 and older population in the U.S. grew 35.4% and is expected to grow 13.5% over the next five years. From 2000 to 2009, the 85 and older population in San Diego County grew 49.2% and is expected to grow 11.6% over the next five years. During the same period, the 85 and older population in Carlsbad grew 88.4% and is expected to grow 19.7% over the next five years. Over the next five years, the 85 and older population is projected to increase by 419 in Carlsbad and increase by 6,296 in San Diego County.

HOUSEHOLDS

Between 2000 and 2009, the households in the U.S. grew 9.3% and are expected to grow 5.2% over the next five years. From 2000 to 2009, the number of households in San Diego County grew 8.4% and is expected to grow 5.9% over the next five years. During the same period, the number of households in Carlsbad grew 26.5% and is expected to grow 12.1% over the next five years. Over the next five years, the number of households is projected to increase by 4,828 in Carlsbad and increase by 63,252 in San Diego County.

HOUSEHOLD SIZE

Between 2000 and 2009, the household size in the U.S. declined 0.3% and is expected to decline 0.1% over the next five years. From 2000 to 2009, the household size in San Diego County grew 0.5% and is expected to grow 0.1% over the next five years. During the same period, the household size in Carlsbad grew 0.6% and is expected to grow 0.1% over the next five years.

PERCENTAGE OF OWNERS

Between 2000 and 2009, the percentage of homeowners in the U.S. grew 1.4% and is expected to grow 0.5% over the next five years. From 2000 to 2009, the percentage of homeowners in San Diego County grew 1.5% and is expected to grow 0.7% over the next five years. During the same period, the percentage of homeowners in Carlsbad grew 2.8% and is expected to grow 0.8% over the next five years.

MEDIAN HOUSEHOLD INCOME

Between 2000 and 2009, the median household income in the U.S. grew 20.4% and is expected to grow 10.0% over the next five years. From 2000 to 2009, the median household income in San Diego County grew 33.2% and is expected to grow 11.7% over the next five years. During the same period, the median household income in Carlsbad grew 32.9% and is expected to grow 11.8% over the next five years. The median household income in Carlsbad is higher than San Diego County and higher than the United States.

MEDIAN HOME VALUE

Between 2000 and 2009, the median home value in the U.S. grew 53.2% and is expected to grow 9.5% over the next five years. From 2000 to 2009, the median home value in San Diego County grew 92.8% and is expected to grow 14.8% over the next five years. During the same period, the median home value in Carlsbad grew 98.7% and is expected to grow 10.8% over the next five years. The



median home value in Carlsbad is higher than San Diego County and higher than the United States.

EMPLOYMENT

According to the Bureau of Labor Statistics, the county labor force increased from 1,505,285 in 2005 to 1,566,223 in 2008. During that same time, the unemployment rate in San Diego County changed from 4.3% in 2005 to 4.0% in 2006, 4.6% in 2007 and 6.0% in 2008. In 2008, the national unemployment rate was lower than San Diego County's unemployment rate.

The following table summarizes the labor force and unemployment data:

Historical Labor Force and Unemployment Data				
Year	2008	2007	2006	2005
County Labor Force	1,566,223	1,542,445	1,518,007	1,505,285
County Unemployment Rate	6.0%	4.6%	4.0%	4.3%
National Unemployment Rate	5.8%	4.6%	4.6%	5.1%

The largest employers of Carlsbad are summarized in the following table:

EMPLOYERS		
Employer	**Number of Employees**	**Industry**
Callaway	2,500	Golf Equipment
Legoland	1,100	Amusement Park
Four Seasons Resort Aviara	1,100	Resort
Invitrogen	960	Research & Development
Carlsbad Unified School Dist.	875	School District
TaylorMade-Adidas Golf Company	727	Golf Equipment
La Costa Resort & Spa	650	Resort
City of Carlsbad	603	Government
Acushnet (Cobra Golf, Titleist, Footjoy)	540	Golf Equipment
Gemological Institute of America	500	Gemological School/ Manufacturer

Source: City of Carlsbad Economic Development



HOUSING

There is a variety of housing available in Carlsbad and the surrounding areas. The December 2009/2008 average purchase prices are shown in the following table. The subject is located in zip code 92009.

Community	Zip Code	Home Sales December 2009	Average Purchase Price	Change From Previous Year	Home Sales December 2008	Average Purchase Price
Carlsbad	**92009**	**59**	**$527,000**	**-8.51%**	**54**	**$576,000**
Carlsbad	92008	16	$593,000	10.63%	12	$536,000
Carlsbad	92010	19	$461,000	-10.83%	14	$517,000
Carlsbad	92011	22	$710,000	17.94%	17	$602,000
Encinitas	92024	55	$671,000	-2.61%	15	$689,000
San Marcos	92078	63	$400,000	5.26%	40	$380,000
Vista	92081	34	$359,000	-26.58%	21	$489,000

Source: Melissa Data

TRANSPORTATION

The city has good transportation linkages to surrounding areas:

- Interstate 5, located less than a mile from the subject, is the main interstate highway on the west coast. It parallels the Pacific Ocean from Canada to Mexico, serving some of the largest cities in the western U.S., including Seattle, Tacoma, Portland, Sacramento, San Francisco/Oakland, Los Angeles and San Diego. It links the state capital cities of Washington, Oregon and California. Its southern terminus is at Mexico's border, while the northern terminus is at Canada's border.
- State Route 78, also located less than a mile from the subject, provides western access to Escondido. It continues east, traversing the entire width of the state to its eastern terminus at Interstate 10 in Riverside County. To the west is its western terminus at Interstate 5.
- Interstate 15, located 12 miles east of the subject, is the fourth longest north/south transcontinental interstate highway in the country, traveling through the states of California, Nevada, Arizona, Utah, Idaho and Montana. Since the I-15's inception, it has served as a long-haul route for North American commerce. It is now officially chartered for this purpose. This highway's southern terminus is in San Diego, California, north of the international border with Mexico, and the northern terminus is in Sweetgrass, Montana, at the international border of Canada, where it becomes Alberta Highway 4.

Bus transportation in Carlsbad is provided by the North County Transit District (NCTD).

Amtrak provides rail transportation, located approximately three miles north of the subject in Oceanside, with service to the northeast, southeast and northwest.



Passenger airline transportation is provided by San Diego International Airport, located 32 miles south of the subject. McClellan-Palomar Airport is a public airport located three miles south of the subject. McClellan-Palomar Airport is mostly used for general aviation, but is also served by two commercial airlines.

EDUCATION

The city is served by Carlsbad Unified School District, accommodating more than 10,000 students. CUSD is comprised of nine elementary schools that feed into three middle schools and one high school. Cal State University – San Marcos, MiraCosta College and Palomar College are all in proximity to Carlsbad.

HEALTHCARE

The following table identifies general acute-care hospitals within a 10-mile radius:

Facility	Beds	Approximate Distance from Subject (Miles)
Tri-City Medical Center	397	4.7
Scripps Memorial Hospital – Encinitas	134	6.4
Palomar Medical Center	315	10.0
Total	**846**	

Source: 2009 AHA Guide and Hospital Websites

Tri-City Medical Center was established in 1961 and has 397 licensed beds, approximately 2,200 employees, 550 physicians and offers 60 specialties and subspecialties. The facility, administered by Tri-City Healthcare District, a California hospital district, serves the North Coastal San Diego region, including the communities of Oceanside, Carlsbad, Vista and San Marcos. Tri-City Medical Center is a San Diego County designated Heart Attack Receiving Center and a Joint Commission designated Primary Stroke Center. In 2008, Tri-City Medical Center's emergency department served approximately 70,000 individuals.

Discharged elderly patients typically return to their home city where adult children live or to local skilled nursing facilities within a five- to 10-mile radius. In addition, according to AHCA's *1998 Facts and Trends: The Subacute Care Source Book*, 83% of patients were referred to nursing facility-based subacute units by hospitals or the patient's physician. This national survey also found that there is no significant difference between freestanding and hospital-based subacute facilities with regard to patient discharge destinations. The following chart shows the discharge destination for typical subacute patients.


Discharge Destination of Subacute Patients
Residential Care
2%
Other Discharge
3%
Assisted Living
4%
Other Nursing Facility
7%
Deceased
8%
Hospital
15%
Home/Health Care
61%

CONCLUSION

Population is expected to increase in the city, county and nation over the next five years. The 75-plus population is expected to increase slightly in the city and county over the next five years. Average and median incomes are expected to increase in the city, county and nation over the next five years. Based upon the increase in the overall population in the city and county, the slight increase in the 75-plus population in the county, coupled with income gains, the demand for assisted-living services should increase.



NEIGHBORHOOD ANALYSIS

Neighborhoods may be devoted to one or more uses such as residential, commercial, industrial, agricultural, and cultural and civic activities. Analysis of the neighborhood in which a particular property is located is important due to the fact that the various economic, social, political and physical forces that affect the neighborhood also directly influence the individual properties within it. An analysis of these various factors as they affect the subject property is presented in the following discussion.

The subject property is located in the city of Carlsbad in the master planned community of Bressi Ranch. The subject's neighborhood is bounded by Palomar Airport Road to the north, Poinsettia Lane to the south, Melrose Drive to the east and El Camino Real to the west. The subject encompasses an entire city block and is bordered by Town Garden Drive to the north, Paradise Road to the south, Nygaard Street to the east and Cottage Drive to the west. The following describes the surrounding land uses around the subject:

North	—	A subdivision of good quality condominiums built in 2006. This development extends north to Gateway Road. Immediately northeast of the subject site is Bressi Village, a new, 122,000-square-foot neighborhood shopping center serving the larger Bressi Ranch residential community. At present, tenants include Trader Joe's, Stater Bros. Market, Rubio's restaurant and several small retail and service providers. On the date of inspection, Bressi Village had recently been completed and was more than 50% occupied. North of Gateway Road, extending to Palomar Airport Road, is Bressi Ranch Corporate Center, a business park improved with one- and two-story, low-density office and research and development buildings.
South	—	A subdivision of good quality single-family homes built in 2006. This development extends south to Poinsettia Lane. South of Poinsettia Lane are tracts of vacant land zoned for single-family home development and several clusters of single-family homes built between 2001 and 2007.
East	—	Immediately east of the subject is a public park and farther east is an under-construction, two-story building that will house the Bressi Ranch Boys & Girls Club. Beyond that is a subdivision of good quality single-family homes built in 2006, extending east to Melrose Drive. Beyond Melrose Drive are tracts of vacant land zoned for single-family home development and several clusters of single-family homes built between 2001 and 2007.



West — A subdivision of good quality single-family homes built in 2006, extending west to Alicante Road. West of Alicante Road, extending west to El Camino Real, is a portion of Bressi Ranch Corporate Center, a business park improved with one- and two-story, low-density office and research and development buildings.

The subject's neighborhood is in the master planned community of Bressi Ranch, which is a recent 585-acre master planned community. Bressi Ranch contains schools, retail shops and other services, a mixed-use office park, a gas station, a Boys & Girls Club and the subject site. The community also includes about 200 acres of open space, which includes walking trails and eight parks. Bressi Ranch encompasses eight neighborhoods of single-family homes of varying styles, sizes and price ranges. The northern portion is within the McClellan-Palomar Airport influence area and will be developed with a mixed-use office park. The southern portion of the community is developed with the mixed-use Village Center, which is surrounded by a wide range of single-family homes on various size lots. The Village Center is a mixture of land uses, including a neighborhood shopping center, small shops along a "main street," high density affordable apartments, an assisted living facility (the subject) and a community facility (Village Club). The Village Club is a private facility for residents, offering a swimming pool, meeting room with kitchen, spa, showers, barbecue area, picnic tables, outdoor fireplace and a walk-in wading pool. The majority of the residential development is completed and is of good quality and condition. A significant amount of retail/commercial has been recently developed, with a significant amount still vacant. The mixed use office park near the airport is still in the early stages of development. The Bressi Ranch community is shown in the following map:

The subject and its neighborhood are shown in the following aerial photograph, although some development in the neighborhood occurred after the photograph was taken:


Employment Center
Bank
Bus Stop
Pharmacy
Subject
Senior Center
Google

The neighborhood services and amenities map and table are presented below:

Amenities and Services		
Amenity/Service	**Description**	**Distance (in Miles)**
Stater Bros.	Drugstore	0.1
Bank of America	Bank	0.3
North County Transit District (NCTD)	Bus Stop	0.1
The Village Club Community Center	Senior Services	0.1
Scripps Memorial Hospital-Encinitas	Hospital	6.4
Downtown Carlsbad	Major Employment	5.7

Every neighborhood has a dynamic quality of its own. This quality can be described as the life cycle of the neighborhood. There are four stages that a neighborhood will typically encounter. These phases, in the order in which they typically appear, are defined below.

Growth – a period during which the neighborhood gains public favor and acceptance

Stability – a period of equilibrium without marked gains or losses

Decline – a period of diminishing demand

Revitalization – a period of renewal, modernization and increasing demand

The complementary land uses that comprise a neighborhood typically evolve around these four stages. These four stages describe the neighborhood in a general way and are not a specific guide to market trends. No set number of years is assigned to any of the cycles and a neighborhood can remain in a cycle for many years.

The subject's neighborhood is in the growth phase of its life cycle. The subject's area has seen an increase in population over several years and is projected to grow over the next five years.

A neighborhood is affected by social factors that will determine why people reside and work in the area. Potential residents and workers are attracted or put off from a neighborhood based upon its status, physical environment, services, affordability, safety and convenience. The subject neighborhood is residential in nature, but has a good mixture of land uses, including neighborhood-oriented retail space and an office park. The neighborhood has good linkages via major roadways and interconnecting interstates, which provide access to neighboring communities. Retail and commercial uses are located immediately northeast of the subject on a grid of streets known as Bressi Ranch Village. The downtown area of Carlsbad is located 5.7 miles northwest of the subject. The overall social outlook for the subject's neighborhood is good.

Economic considerations relate to the financial capacity of a neighborhood's occupants. Some of these considerations include the ability of residents to rent or own property, the ability to adequately



maintain property and the ability to make repairs or renovations to property as needed. Residential housing in the neighborhood consists of newer single-family homes. Most improvements are in good condition and well maintained. There appear to be no adverse effects on the subject's neighborhood due to economic conditions.

Governmental considerations relate to the laws, regulations and taxes that are imposed on a neighborhood's properties. The more desirable these attributes, the more desirable the neighborhood becomes. Real estate tax rates appear to be in line with neighboring communities, and do not pose as an adverse effect on the neighborhood. Regulations regarding zoning and land use are dictated by the City of Carlsbad. There appear to be no adverse effects on the neighborhood due to governmental considerations.

The final consideration one must give to a neighborhood focuses on environmental issues. These consist of man-made or natural features of the neighborhood that include building sizes, neighborhood density, topographical features, adequacy of public utilities, and nuisances and hazards emanating from nearby properties. The subject's neighborhood is composed of a combination of level and gently sloping terrain as is typical of this area. There appear to be no adverse effects on the neighborhood due to environmental considerations.

In conclusion, the neighborhood provides most services and amenities needed to support a senior care facility. The neighborhood is predominantly residential in nature, although it has clusters of office and retail uses. It is within convenient proximity to neighborhood commercial services and medical centers. Overall, the subject neighborhood is a good location for an assisted living facility.

FACILITY OVERVIEW

According to Management, the subject is proposed consists of a high quality memory care facility that will contain 50 units and 80 beds. The facility will be secured and the wings will be separated based on acuity. The following table summarizes the proposed unit mix:

Unit Mix Analysis		
Unit Type	Beds	Total Units
Terrace Club (MCI)		
Private Studio	6	6
Shared Suite (2 BDR/2 BA)	10	5
	16	11
ActivCare		
Private	9	9
Shared Suite (2 BDR/1 BA)	24	12
Semiprivate (1 BDR/1 BA)	8	4
	41	25
Royal Club		
Private	5	5
Shared Suite (2 BDR/1 BA)	14	7
Semiprivate (1 BDR/1 BA)	4	2
	23	14
Facility Totals	**80**	**50**

SERVICES DESCRIPTION

The subject is a proposed residential care facility for the elderly, providing residents with mild cognitive impairment" (MCI) with a level of care known as the Terrace Club, ambulatory residents with dementia diagnosis with a level of care known as ActivCare and non-ambulatory residents with a dementia diagnosis with a level of care known as Royal Club. Services provided include 24-hour care with emergency call buttons in all rooms, three meals daily and snacks, assistance with bathing and dressing, medication supervision, housekeeping and laundry, transportation to medical appointments, planned daily activities, telephone and cable TV in all rooms and an onsite barber/beauty salon.

MANAGEMENT OVERVIEW

Since the successful operation of a going concern is dependent upon effective management, a perusal of facility management can provide an indication of the potential for growth or the risk of achieving budgeted cash flows. Professional management with a high level of experience and expertise can improve the stability of operations, reducing the risk associated with the assets.



The subject will be operated by Health Care Group. Health Care Group is a San Diego-based corporation that was formed in 1981. Health Care Group manages the operations of its various retirement communities, Alzheimer's care facilities and skilled nursing facilities. Currently, Health Care Group manages nine senior housing and care facilities in California and Alabama, which offer more than 1,700 accommodations and employ more than 1,200 people. Several levels of housing and care are available to accommodate the different resident needs, which include independent living (instrumental assisted living), assisted living, memory care and skilled nursing.

The following facilities are currently operated by Health Care Group:

- Grossmont Gardens (La Mesa) – independent/assisted/memory care/skilled nursing
- ActivCare at La Mesa – memory care
- Las Villas Del Norte (Escondido) – independent/assisted/memory care/skilled nursing
- Mount Royal Towers (Birmingham, AL) – independent/assisted/memory care/skilled nursing
- Rancho Vista (Vista) – independent/assisted/memory care/skilled nursing
- Las Villas De Carlsbad – independent/assisted/skilled nursing
- Mountview (Montrose) – independent/assisted
- ActivCare at Point Loma – memory care
- Brittany House (Long Beach) – memory care



SITE DESCRIPTION

SITE CHARACTERISTICS

Location	—	6255 Nygaard Street in Carlsbad, California, and is identified by the San Diego County Assessor as Parcel Number 213-190-02-00. A plat map is contained in the addendum.
Access	—	Frontage along Town Garden Road measures approximately 280 feet, with 296 feet along Paradise Road, 346 feet along Nygaard Street and 363 feet along Cottage Road.
Visibility	—	Average due to its exposure to four streets.
Frontage	—	Frontage along Town Garden Road measures approximately 280 feet, with 296 feet along Paradise Road, 346 feet along Nygaard Street and 363 feet along Cottage Road
Size/Shape	—	According the San Diego County Assessor, the subject site is 108,900 square feet, or 2.5 acres, a multiple-cornered lot and nearly rectangular.

The following aerial photograph illustrates the access to the subject:


Town Garden Rd
Cottage Dr
Subject
Google

TOPOGRAPHY AND DRAINAGE

The site slopes gently downward to the south. Although the site was observed in a dry condition, drainage appears adequate.

SOILS HAZARDS

No information was received regarding the condition of the subsoils. No unusual soil conditions were reported by Management. No negative impact on property values due to soil conditions is assumed to exist.

FLOOD ZONE

The subject is located in Flood Zone X (community map and panel number 06073C1051, effective June 19, 1997) and is not located within a flood hazard area.

Zone X is the flood insurance rate zone that corresponds to areas outside the 1% annual chance floodplain, areas of 1% annual chance sheet flow flooding where average depths are less than one foot, areas of 1% annual chance stream flooding where the contributing drainage area is less than one square mile or areas protected from the 1% annual chance flood by levees. No base flood elevations or depths are shown within this zone. Insurance purchase is not required in these zones. A copy of the FEMA Map is presented below:


FIRM
FLOOD INSURANCE RATE MAP
ZONE X



UTILITIES

All typical city services exist and are available to the subject site, including sewer, water, gas, electricity, sanitation, and fire and police protection. Utilities are provided from the following suppliers:

Gas	—	San Diego Electric and Gas
Electricity	—	San Diego Electric and Gas
Water	—	City of Carlsbad
Sewer	—	City of Carlsbad
Telephone	—	Verizon

ZONING

The subject site is zoned P-C (Planned Community) by the city of Carlsbad. All P-C districts are required to have a master plan. The purpose of the master plan is to encourage the orderly implementation of the city's general plan. By doing so, large tracts of land are developed with the appropriate balance of densities, housing types, community facilities and open spaces.

Within the Bressi Ranch Master Plan, the subject site is designated for an assisted care development. The owners of the subject property were granted a conditional use permit for construction of a 50-unit, 82-bed assisted living facility on June 3, 2009. As of the date of this report, the grading permits for the site have also been granted. The building plans are in the back check phase, which implies that the remaining items required for the final approval of building permits are relatively minor. The P-C zone does not specify the specific development standards for this type of building, as this is generally a matter that is handled by the Planning Commission on a case by case basis. Based on the approvals granted and the progress toward receiving final building permits, it is apparent that the property, as proposed, is a legal use. It appears to be nonconforming, due to the need for a conditional use permit.

EASEMENTS/ENCROACHMENTS/RESTRICTIONS

We did not review a property profile on the subject property. It is assumed typical easements exist and provide for availability of utilities such as water, gas and electricity. The easements are deemed to be of the type normally found on a developed parcel and therefore do not adversely affect the marketability of the subject site.



ASSESSMENT AND TAXES

The subject property is assessed by the San Diego County Assessor and is identified as Assessor's Parcel Number 213-190-02-00. The most recent taxes are for the 2009 tax year. The subject's real estate tax rate is 1.040790% of assessed value. Total taxes are $38,512, which includes $24,796 in direct assessments. The assessment and taxes applicable are shown below:

APN	Land Value	Improvement Value	Total Assessed Value	Direct Taxes	Total Taxes
213-190-02-00	$1,298,917	$0	$1,298,917	$24,796	$38,315

COMPARABLE ASSESSMENT DATA

The real estate taxes in this report are calculated in accordance with California's Proposition 13. Upon transfer, the subject will be reassessed at market value. New construction is also reassessed at current value. Subsequent assessments are limited to 2% annual increases or annual appreciation, whichever is less. It is an assumption within this appraisal that the subject is reassessed at market value. Therefore, the use of comparable tax data and historical assessment trends is not meaningful in California.

IMPROVEMENTS DESCRIPTION

BUILDING

Summary building plans for the subject were available for review. The following is based on an inspection and discussions with Management. It is assumed that all information provided by Management is correct.

A detailed description of the subject is summarized below:

GENERAL INFORMATION

Number of Beds	80
Quality of Construction	assumed to be excellent



General Condition	assumed to be excellent
Number of Stories	1
Size	36,865 square feet (above grade) 2,545 square feet (basement) **39,410 square feet total**
Date of Construction	February 1, 2011(estimated completion date)
GENERAL CONSTRUCTION	
Site Preparation	leveling and grading
Foundation	reinforced concrete
Frame	wood
Exterior Walls	stucco
Floors	concrete slab on grade
Roof	wood joist
FINISH CONSTRUCTION	
Roof Cover	tile
Partitioning and Built-In Items	drywall over wood studs divides the facility into patient rooms, lounge areas, kitchen, dining rooms, nurses' stations, administrative offices, utility rooms; various service areas and closets
Ceilings	assumed to be drop ceilings with acoustical tiles
Floor Coverings	carpeting in the hallways and administrative offices; tile in kitchen, carpeting in patient rooms; vinyl in bathrooms
MECHANICAL EQUIPMENT	
Plumbing	adequate public restrooms and water heaters with circulating pumps
Heating, Ventilating and Air Conditioning	central heat and air conditioning
Electrical	240/120 volts electrical service distributed to sub-panels throughout facility
OTHER FEATURES	wet sprinkler fire protection throughout facility; fire alarms; smoke detectors, emergency call system; washers and dryers; 1 elevator



LAYOUT

The subject will consist of a one-story facility with four patient wings. The building is generally X-shaped. The central point is the hub of the activities, including dining and activity rooms, the kitchen, the beauty shop, administrative offices, the front lobby/foyer and a family dining room. Each wing has a care giver station in the center of the wing for convenient access to all parts of the wing. A copy of the facility floor plans is contained in the addendum. The subject consists of the following type and number of rooms:

Unit Mix Analysis

Unit Type	Beds	Total Units
Terrace Club (MCI)		
Private Studio	6	6
Shared Suite (2 BDR/2 BA)	10	5
	16	11
ActivCare		
Private	9	9
Shared Suite (2 BDR/1 BA)	24	12
Semiprivate (1 BDR/1 BA)	8	4
	41	25
Royal Club		
Private	5	5
Shared Suite (2 BDR/1 BA)	14	7
Semiprivate (1 BDR/1 BA)	4	2
	23	14
Facility Totals	**80**	**50**

The proposed improvements contain 20 private rooms and 60 semiprivate rooms in 50 total units. The semiprivate rooms feature three configurations. The first configuration is a traditional-style shared room comprised of with one large room and one bathroom. The second configuration is comprised of a common entrance and a shared bathroom, but separate sleeping quarters. The third configuration features separate sleeping quarters, separate bathrooms and a common entrance. The owners/developers explained that the third configuration could be marketed as a one-bedroom unit, as the second sleeping area could be utilized as a living room. As previously noted, each wing is designed to be secured so that residents only have access to the wing in which they reside.



Site Improvements

The proposed subject site will be improved with asphalt paving, concrete walks, signage and landscaping surrounding the structure. The City of Carlsbad general zoning regulations indicate residential care facilities are required to have one parking space for every three beds and an additional two spaces for the entire facility. This implies that approximately 29 parking spaces would be required as the site. The Planning Commission presides over the development guidelines in the P-C zone. The plans indicate that the Planning Commission requires 37 parking spaces and the plans provide for 38 parking spaces. It appears that the plans are in compliance with both parking regulations.

Depreciation

Physical

Upon completion of the construction, the proposed improvements will be new. The quality of construction and the condition of the improvements will be good to excellent and utilize modern construction techniques and materials.

Functional

The overall utility of the design of the subject improvements is typical and adequate for their current use as a memory care/assisted living facility. No functional obsolescence was noted.

Economic/External

No adjacent land uses appear detrimental to the use of the subject. Elderly demographics indicate the potential for relatively stable future demand. No alternative use is suggested that would generate a higher net return to the land.

Equipment

Equipment includes the normal complement of items (care supplies, resident furnishings, office, furnishings, residential washers and dryers, kitchen, dining, activities and therapy) necessary to serve a



memory care/assisted living facility. A detailed inventory of the equipment is beyond the scope of this assignment. The equipment will be of adequate quantity and quality to service resident needs and in new condition.

SUMMARY

The subject improvements comprise a memory care/assisted living facility. The proposed improvements will be good quality and in new condition. No significant functional or economic obsolescence was noted and the subject is well suited to provide assisted living.

MARKET AREA

The primary market area (PMA) is defined as the geographic area from which 70% to 90% of residents will originate. The remaining 10% to 30% of the residents will originate from outside the PMA, called the Secondary Market Area (SMA). Properly identifying the PMA is a critical component of a feasibility study. Factors influencing PMA boundaries are social, income difference, physical barriers and land use patterns.

In heavily developed urban areas 70% to 90% of the residents often originate from within the local city or within a five- to 10-mile radius. This covers a considerably smaller area than a less developed community, which typically has 70% to 90% of residents originating from an entire county or within a 15- to 20-mile radius.

The subject site is located in a newly developed, growing planned community in the well-developed suburban community of Carlsbad. Its primary competitors will be located in Carlsbad and the neighboring cities of Vista, San Marcos and Encinitas. Based on discussions with local operators and marketing directors, residents of this north county area do not generally travel to urban San Diego in search of retirement living, nor does the reverse generally occur. Areas north and east of Carlsbad are sparsely populated for many miles. The area directly north of the subject, which extends to the southern border of Oceanside, is undeveloped and mountainous. Therefore, the northern border of the PMA is defined as the southern edge of Oceanside due to the fact that residents must travel west or



east around this mountainous area in order to access the subject's area. The southern border of the PMA is defined as the southern edge of Carlsbad. The eastern border is Highway 78 and Rancho Santa Fe Road, which run along the north side of undeveloped mountainous terrain. The western border is the Pacific Ocean. The SMA is considered to be the remainder of metropolitan San Diego.

COMPETITIVE SUPPLY

In order to estimate the demand for units, we have analyzed present and future supply and demand within the subject's primary market area. This assessment is being used to determine the demand for assisted living facilities.

COMPETITIVE FACILITIES

The analysis of the competitive environment includes existing, under construction and proposed senior facilities located within the subject's PMA. Not including the subject, there are five existing facilities in the PMA. All of these facilities are considered directly competitive based on their location in similar communities. A sixth facility was added that is outside the PMA, but represents a property that is operated by the same owner and features a similar offering for memory care patients. Profiles of the subject and the competition are presented on the following pages:

Bressi Ranch

Subject Profile



General

Street Address: 6255 Nygaard Street
City, State, Zip: Carlsbad, CA 92009
Contact Person: Kevin Moriarty
Telephone Number: 858-565-4424

Owner: Bressi Holding, LLC
Operator: Health Care Group

Operations

		IL	AL
Number of Licensed	Beds	N/A	80
Number of Operating	Beds	N/A	80

Other types of units available: ☐ SN ☑ ALZ ☐ CC/IN

Building

Stories	1	Design	Residential
Constructed	Proposed	Visibility	Average
Quality	Excellent	Access	Average
Condition	New	Neighborhood	Suburban

Services Provided in Basic Rate

Three Daily Meals	☑	Utilities	☑
Weekly Housekeeping	☑	Maintenance	☑
Laundry - Linens	☑	Furnished Room	☑
Laundry - Personal Items	☐	Activities	☑
Scheduled Transportation	☑	Social Services	☑

IL Unit Sizes & Rates*

Unit Type:	Size (SF)	Monthly Base Rate
Shared	N/A	N/A
Studio	N/A	N/A
1 Bedroom	N/A	N/A
2 Bedroom	N/A	N/A
3 Bedroom	N/A	N/A
Other	N/A	N/A
Other 2	N/A	N/A

*As of the effective date of the report 01/28/2010

Other Services Provided

Medication Mgmnt.	☑	Secured Alzheimer's	☑
Therapies	☐	Beauty/Barber Shop	☑
Hospice	☑	Other	☐
Respite	☐		

Personal Care Rate Structure

Type of Rate Structure: All Inclusive

AL Unit Sizes & Rates*

Unit Type:	Size (SF)	Monthly Base Rate
Shared	0	$0
Studio	0	$0
1 Bedroom	0	$0
2 Bedroom	0	$0
Alzheimer's Shared	0	$3,100 to $5,500
Alzheimer's Private	0	$3,500 to $7,296
Other	0	$0

*As of the effective date of the report 01/28/2010

Other Fees

Entrance Fee	N/A	Community Fee	$15,000
2nd Occupant	N/A		

Payor Mix:*

Private	0%
Medicaid	0%
SSI/Other	0%
Total	0%

*As of the effective date of the report

Occupancy Statistics

AL	0
AL Occupancy	0%
IL	N/A
IL Occupancy	N/A

Comments:

The subject facility is proposed and will be residential care facility for the elderly licensed by California's Department of Social Services, Community Care Division. The facility will feature three levels of memory care depending on the patient's cognitive and ambulatory abilities. The only additional fee is $400 per month for incontinence and $35 per month for personal supplies/bedding. The Bressi Ranch development is a 585-acre development with eight neighborhoods of single family homes. The community was developed with a town center concept that features many pedestrian walkways, open spaces and a retail component. The residential development features a homeowner's association with a swimming pool, meeting rooms, barbeque areas and outdoor play areas. The subject property, although located within the development, does not have access to these facilities.

IN-Independent, CC- Congregate Care, AL- Assisted Living, ALZ - Assisted Living Alzheimer's, SN - Skilled Nursing, SN ALZ - Nursing Alzheimer's, N/A -Not Applicable

Sunrise at La Costa

Competitor 1



General

Street Address:	7020 Manzanita Street
City, State, Zip:	Carlsbad, CA 92009
Contact Person:	Ed - Marketing
Telephone Number:	(760) 930-0060
Distance to Subject:	1.9 miles southwest
Owner:	AL ILA Costa Senior Housing, LLC
Operator:	Sunrise Senior Living

Operations

		IL	AL
Number of Licensed	Units/Beds	N/A	86
Number of Operating	Units/Beds	N/A	86

Other types of units available: ☐ SN ☑ ALZ ☑ CC/IN

Building

Stories	2	Design	Residential
Constructed	1999	Visibility	Average
Quality	Good	Access	Average
Condition	Good	Neighborhood	Suburban

Services Provided in Basic Rate

Three Daily Meals	☑	Utilities	☑
Weekly Housekeeping	☑	Maintenance	☑
Laundry - Linens	☑	Furnished Room	☐
Laundry - Personal Items	☐	Activities	☑
Scheduled Transportation	☑	Social Services	☑

IL Unit Sizes & Rates*

Unit Type:	Size (SF)	Monthly Base Rate
Shared	N/A	N/A
Studio	N/A	N/A
1 Bedroom	N/A	N/A
2 Bedroom	N/A	N/A
3 Bedroom	N/A	N/A
Other	N/A	N/A

*As of the effective date of the report 06/10/2009

Other Services Provided

Medication Mgmnt.	☑	Secured Alzheimer's	☑
Therapies	☐	Beauty/Barber Shop	☑
Hospice	☐	Other	☐
Respite	☐		

Personal Care Rate Structure

Type of Rate Structure	A la Carte
Service Level Compared to Subject	Similar

AL Unit Sizes & Rates*

Unit Type:	Size (SF)	Monthly Base Rate
Shared	N/A	N/A
Studio	300	$3,498
1 Bedroom	450 to 550	$4,563
2 Bedroom	N/A	N/A
Alzheimer's Shared	300	$3,498
Alzheimer's Private	450 to 550	$4,258
Other	N/A	N/A

*As of the effective date of the report 01/28/2010

Other Fees

Entrance Fee	N/A	Community Fee
2nd Occupant	N/A	1 month rent

Payor Mix:*

Private	100%
Medicaid	0%
SSI/Other	0%
Total	100%

*As of the effective date of the report

Occupancy Statistics

AL	80
AL Occupancy	98%
IL	N/A
IL Occupancy	N/A

Comments:

This facility contains 66 assisted living units and 20 memory care units. According to the facility contact, the memory care unit currently has two available beds and the assisted living building has only four available units, which is typical. Services are offered on a point system, typically ranging from $840 to $1,860 per month. This facility is located in an established, good quality, residential neighborhood.

IL - Independent Living, CC- Congregate Care, AL- Assisted Living, ALZ - Assisted Living Alzheimer's, SN - Skilled Nursing, N/A -Not Applicable

Silvergate San Marcos

Competitor 2



General

Street Address:	1550 Security Place
City, State, Zip:	San Marcos, CA 92078
Contact Person:	David Nelson - Marketing Dir.
Telephone Number:	(760) 744-4484
Distance to Subject:	2.7 miles east
Owner:	AmeriCare Health & Retirement, Inc.
Operator:	AmeriCare Health & Retirement, Inc.

Operations

		IL	AL
Number of Licensed	Units/Beds	N/A	160
Number of Operating	Units/Beds	N/A	160

Other types of units available: ☐ SN ☑ ALZ ☐ CC/IN

Building

Stories	2	Design	Residential
Constructed	1980s/2000	Visibility	Good
Quality	Avg/Good	Access	Good
Condition	Avg/Good	Neighborhood	Suburban

Services Provided in Basic Rate

Three Daily Meals	☑	Utilities	☑
Weekly Housekeeping	☑	Maintenance	☑
Laundry - Linens	☑	Furnished Room	☐
Laundry - Personal Items	☑	Activities	☑
Scheduled Transportation	☑	Social Services	☑

IL Unit Sizes & Rates*

Unit Type:	Size (SF)	Monthly Base Rate
Shared	N/A	N/A
Studio	N/A	N/A
1 Bedroom	N/A	N/A
2 Bedroom	N/A	N/A
3 Bedroom	N/A	N/A
Other	N/A	N/A

*As of the effective date of the report 06/10/2009

Other Services Provided

Medication Mgmnt.	☑	Secured Alzheimer's	☐
Therapies	☐	Beauty/Barber Shop	☑
Hospice	☐	Other	☐
Respite	☑		

Personal Care Rate Structure

Type of Rate Structure	Tiered
Service Level Compared to Subject	Similar

AL Unit Sizes & Rates*

Unit Type:	Size (SF)	Monthly Base Rate
Shared	N/A	N/A
Studio	300 to 480	$2,595 to $2,995
1 Bedroom	600	$3,595
2 Bedroom	N/A	N/A
Alzheimer's Shared	450	$4,195
Alzheimer's Private	450	$5,195
Other	N/A	N/A

*As of the effective date of the report 01/28/2010

Other Fees

Entrance Fee	N/A	Community Fee	$2,400
2nd Occupant	$600		

Payor Mix:*

Private	100%
Medicaid	0%
SSI/Other	0%
Total	100%

*As of the effective date of the report

Occupancy Statistics

AL	144
Occupancy	90%
IL	N/A
Occupancy	N/A

Comments:

This facility contains 100 independent/assisted living beds and 60 memory care beds. The assisted living units have 90 beds occupied, and the memory care units have 54 beds occupied. The property contact indicated that this occupancy is fairly typical. The assisted living rents do not include levels of care. The memory care unit has a primary level of care that does not include incontinence care and medication management.

IL - Independent Living, CC- Congregate Care, AL- Assisted Living, ALZ - Assisted Living Alzheimer's, SN - Skilled Nursing, N/A -Not Applicable

Aegis at Shadowridge

Competitor 3


Aegis

General

Street Address:	1440 South Melrose Drive
City, State, Zip:	Oceanside, CA 92056
Contact Person:	Michele Bessinger - Marketing
Telephone Number:	(760) 806-3600
Distance to Subject:	3.2 miles north
Owner:	Aegiso LLC
Operator:	Aegis Living

Operations

		IL	AL
Number of Licensed	Units/Beds	N/A	84
Number of Operating	Units/Beds	N/A	84

Other types of units available: ☐ SN ☑ ALZ ☐ CC/IN

Building

Stories	2	Design	Residential
Constructed	1998	Visibility	Very Good
Quality	Excellent	Access	Good
Condition	Excellent	Neighborhood	Suburban

Services Provided in Basic Rate

Three Daily Meals	☑	Utilities	☑
Weekly Housekeeping	☑	Maintenance	☑
Laundry - Linens	☑	Furnished Room	☐
Laundry - Personal Items	☑	Activities	☑
Scheduled Transportation	☑	Social Services	☑

IL Unit Sizes & Rates*

Unit Type:	Size (SF)	Monthly Base Rate
Shared	N/A	N/A
Studio	N/A	N/A
1 Bedroom	N/A	N/A
2 Bedroom	N/A	N/A
3 Bedroom	N/A	N/A
Other	N/A	N/A

*As of the effective date of the report 01/28/2010

Other Services Provided

Medication Mgmnt.	☑	Secured Alzheimer's	☑
Therapies	☑	Beauty/Barber Shop	☑
Hospice	☑	Other	☐
Respite	☑		

Personal Care Rate Structure

Type of Rate Structure	A la Carte
Service Level Compared to Subject	Similar

AL Unit Sizes & Rates*

Unit Type:	Size (SF)	Monthly Base Rate
Shared	N/A	N/A
Studio	377	$3,500
1 Bedroom	650 to 800	$4,502 to $4,806
2 Bedroom	N/A	N/A
Alzheimer's Shared	377	$3,600
Alzheimer's Private	377	$4,100
Other	N/A	N/A

*As of the effective date of the report 01/28/2010

Other Fees

		Community Fee	
Entrance Fee	N/A		
2nd Occupant	$1,000	$10,000	Studio
		$12,000	1 BDR

Payor Mix:*

Private	100%
Medicaid	0%
SSI/Other	0%
Total	100%

*As of the effective date of the report

Occupancy Statistics

AL	83
AL Occupancy	99%
IL	N/A
IL Occupancy	N/A

Comments:

This facility contains 49 assisted living units and 35 secured memory care units. It is at a lighted intersection off a main thoroughfare and a secondary residential connector road in a growing area at the border of Oceanside and Vista. Visibility is very good at the intersection. The surrounding neighborhood has a significant amount of undeveloped land, with other uses including a newer neighborhood shopping center, an assisted living facility, a house of worship and a new apartment home community. Overall, this neighborhood is in good condition. According to the facility contact, occupancy has been between 98% and 100% in recent years. There is currently one shared Alzheimer's unit available. The base rates do not include ADLs, which are available on an a la carte basis and can be customized to each resident's needs.

IL - Independent Living, CC- Congregate Care, AL- Assisted Living, ALZ - Assisted Living Alzheimer's, SN - Skilled Nursing, N/A -Not Applicable

Emeritus at Carlsbad

Competitor 4



General

Street Address:	3140 El Camino Real
City, State, Zip:	Carlsbad, CA 92008
Contact Person:	Kelly - Comm. Relations
Telephone Number:	(760) 720-9898
Distance to Subject:	5.3 miles northwest
Owner:	C N L Retirement A UR 1 Calif A Pack, LP
Operator:	Emeritus Senior Living

Operations

		IL	AL
Number of Licensed	Units/Beds	N/A	115
Number of Operating	Units/Beds	N/A	115

Other types of units available: ☑ SN ☑ ALZ ☐ CC/IN

Building

Stories	3	Design	Residential
Constructed	1999	Visibility	Good
Quality	Good	Access	Good
Condition	Good	Neighborhood	Suburban

Services Provided in Basic Rate

Three Daily Meals	☑	Utilities	☑
Weekly Housekeeping	☑	Maintenance	☑
Laundry - Linens	☑	Furnished Room	☐
Laundry - Personal Items	☐	Activities	☑
Scheduled Transportation	☑	Social Services	☑

IL Unit Sizes & Rates*

Unit Type:	Size (SF)	Monthly Base Rate
Shared	N/A	N/A
Studio	N/A	N/A
1 Bedroom	N/A	N/A
2 Bedroom	N/A	N/A
3 Bedroom	N/A	N/A
Other	N/A	N/A
Other 2	N/A	N/A

*As of the effective date of the report 06/10/2009

Other Services Provided

Medication Mgmnt.	☑	Secured Alzheimer's	☑
Therapies	☑	Beauty/Barber Shop	☑
Hospice	☑	Other	☐
Respite	☑		

Personal Care Rate Structure

Type of Rate Structure	A la Carte
Service Level Compared to Subject	Similar

AL Unit Sizes & Rates*

Unit Type:	Size (SF)	Monthly Base Rate
Shared	N/A	N/A
Studio	320	$3,011
1 Bedroom	415 to 520	$3,711 to $4,988
2 Bedroom	N/A	N/A
Alzheimer's Shared	320 to 415	$3,200
Alzheimer's Private	320 to 415	$4,000
Other	N/A	N/A

*As of the effective date of the report 01/28/2010

Other Fees

Entrance Fee	N/A	Community Fee
2nd Occupant	$760	1 month rent

Payor Mix:*

Private	100%
Medicaid	0%
SSI/Other	0%
Total	100%

*As of the effective date of the report

Occupancy Statistics

AL	114
AL Occupancy	99%
IL	N/A
IL Occupancy	N/A

Comments:

Emeritus at Carlsbad was formerly known as Brighton Gardens of Carlsbad. It is located in a neighborhood of newer single- and multifamily residential developments and medical uses. This facility also contains a 45-bed skilled nursing unit. A 25-bed secured assisted living facility for Alzheimer's residents is also available onsite and is currently full. The base rates do not include ADLs, which are available on an a la carte basis and can be customized to each resident's needs. Medications management ranges from $350 to $450 per month. The ADLs range from $1,186 to $2,200 per month in addition to the base rent.

IL - Independent Living, CC- Congregate Care, AL- Assisted Living, ALZ - Assisted Living Alzheimer's, SN - Skilled Nursing, N/A -Not Applicable

Glenview Assisted Living

Competitor 5



General

Street Address: 1950 Calle Barcelona
City, State, Zip: Carlsbad, CA 92009
Contact Person: Caroline - Marketing
Telephone Number: (760) 704-6800
Distance to Subject: 3.8 miles south
Owner: Continuing Life Communities, LLC
Operator: Continuing Life Communities, LLC

Operations

		IL	AL
Number of Licensed	Units/Beds	N/A	70
Number of Operating	Units/Beds	N/A	70

Other types of units available: ☑ SN ☑ ALZ ☑ CC/IN

Building

Stories	1 and 2	Design	Residential
Constructed	2002	Visibility	Good
Quality	Very Good	Access	Good
Condition	Very Good	Neighborhood	Suburban

Services Provided in Basic Rate

Three Daily Meals	☑	Utilities	☑
Weekly Housekeeping	☑	Maintenance	☑
Laundry - Linens	☑	Furnished Room	☐
Laundry - Personal Items	☐	Activities	☑
Scheduled Transportation	☑	Social Services	☑

IL Unit Sizes & Rates*

Unit Type:	Size (SF)	Monthly Base Rate
Shared	N/A	N/A
Studio	N/A	N/A
1 Bedroom	N/A	N/A
2 Bedroom	N/A	N/A
3 Bedroom	N/A	N/A
Other	N/A	N/A

*As of the effective date of the report 06/10/2009

Other Services Provided

Medication Mgmnt.	☑	Secured Alzheimer's	☑
Therapies	☑	Beauty/Barber Shop	☑
Hospice	☐	Other	☐
Respite	☑		

Personal Care Rate Structure

Type of Rate Structure: Tiered
Service Level Compared to Subject: Similar

AL Unit Sizes & Rates*

Unit Type:	Size (SF)	Monthly Base Rate
Shared	N/A	N/A
Studio	407	$5,267
1 Bedroom	485 to 604	$3,208
2 Bedroom	737	$7,856
Alzheimer's Shared	407 to 604	$5,678
Alzheimer's Private	407	$6,636
Extra-Large Private Ro	700 +	$8,884

*As of the effective date of the report 01/28/2010

Other Fees

Entrance Fee	N/A	Community Fee	N/A
2nd Occupant			

Payor Mix:*

Private	100%
Medicaid	0%
SSI/Other	0%
Total	100%

*As of the effective date of the report

Occupancy Statistics

AL	69
AL Occupancy	99%
IL	N/A
IL Occupancy	N/A

Comments:

This facility contains a total of 70 assisted living beds, of which 18 are designated for memory care. This facility also contains 70 skilled nursing beds and is part of the La Costa Glen Carlsbad continuing care retirement community (CCRC). According to the facility contact, they take residents from outside the CCRC, but residents from within the CCRC get first priority. Currently, the only available unit is in the memory care wing. The memory care rates are all inclusive, except for incontinence care. The assisted living rates includes the first level of care, with Level 2 at an additional $900 per month and Level 3 at $1,200. Medications management is included in Levels 2 and 3. It is located between a major commercial thoroughfare and mountainous undeveloped land in southern Carlsbad.

IL - Independent Living, CC - Congregate Care, AL - Assisted Living, ALZ - Assisted Living Alzheimer's, SN - Skilled Nursing, N/A - Not Applicable

Las Villas del Norte

Competitor 6



General

Street Address:	1325 Las Villas Way
City, State, Zip:	Escondido, CA 92026
Contact Person:	Todd Shetter
Telephone Number:	760-741-1047
Distance to Subject:	9.5 miles northeast
Owner:	V S C RE Holdings, LLC
Operator:	Health Care Group

Operations

		SNF	AL
Number of Licensed	Beds	48	236
Number of Operating	Beds	48	236

Other types of units available: ☐ SN ☑ ALZ ☐ CC/IN

Building

Stories	3 and 4	Design	Residential
Constructed	1986/2007	Visibility	Good
Quality	Good	Access	Good
Condition	Good	Neighborhood	Suburban

Services Provided in Basic Rate

Three Daily Meals	☑	Utilities	☑
Weekly Housekeeping	☑	Maintenance	☑
Laundry - Linens	☑	Furnished Room	☑
Laundry - Personal Items	☐	Activities	☑
Scheduled Transportation	☑	Social Services	☑

IL Unit Sizes & Rates*

Unit Type:	Size (SF)	Monthly Base Rate
Shared	N/A	N/A
Studio	N/A	N/A
1 Bedroom	N/A	N/A
2 Bedroom	N/A	N/A
Alzheimer's Shared	N/A	N/A
Alzheimer's Private	N/A	N/A
Other	N/A	N/A

*As of the effective date of the report 01/28/2010

Other Services Provided

Medication Mgmnt.	☑	Secured Alzheimer's	☑
Therapies	☑	Beauty/Barber Shop	☑
Hospice	☑	Other	☐
Respite	☐		

Personal Care Rate Structure

Type of Rate Structure	A la Carte
Service Level Compared to Subject	Similar

AL Unit Sizes & Rates*

Unit Type:	Size (SF)	Monthly Base Rate		
Shared	N/A	$0		
Studio	N/A	$2,100		
1 Bedroom	N/A	$3,200		
2 Bedroom	N/A	$4,135		
Alzheimer's Shared	N/A	$3,495	to	$3,655
Alzheimer's Private	N/A	$3,865	to	$4,060
Other	N/A	$4,195	to	$4,395

*As of the effective date of the report 01/28/2010

Other Fees

Entrance Fee	N/A	Community Fee	N/A
2nd Occupant	$500		

Payor Mix:*

Private	100%
Medicaid	0%
SSI/Other	0%
Total	100%

*As of the effective date of the report

Occupancy Statistics

AL	215
Occupancy	91%
IL	N/A
Occupancy	N/A

Comments:

Las Villas del Norte is a sister facility of the subject property and features similar levels of care in comparison to what will be offered at the subject property. This facility has a mix of skilled nursing, assisted living and memory care units. The memory care units consist of 12 one-bedroom units situated on the secured third floor of a building constructed in 2007. What differentiates this configuration is that married couples can occupy the units when only one resident is suffering from dementia. This is unique in the marketplace and will be an option at the subject property. This competitive property has been included for informational purposes, as it is not within the primary market area.

IN-Independent, CC- Congregate Care, AL- Assisted Living, ALZ - Assisted Living Alzheimer's, SN - Skilled Nursing, SN ALZ - Nursing Alzheimer's, N/A -Not Applicable



ADDITIONS TO SUPPLY

Based on discussions with the management of the subject and its competitors, as well as an interview with the local building and planning department, we are unaware of any additional facilities in the planning stages or under construction. We are aware of a proposed assisted living facility located in the northern portion of Oceanside, 8.3 miles northwest of the subject, in the secondary market area (SMA). As proposed, it will contain 180 instrumental assisted living units and 59 assisted living units.

SUMMARY OF LOCAL COMPETITIVE FACILITIES

Occupancy

Six competitive properties were surveyed. Competitor 6 is a property with a similar memory care offering and operated by the owners of the subject property. It has been included for informational purposes, but it is not a part of the primary market area. A total of 751 licensed units were surveyed, of which 705 were occupied, indicating an occupancy rate of 93.9%.

The table below presents occupancy rates of the local comparable facilities:

		AL Occupancy Statistics				
		Occupied	Licensed		Operating	
	Provider	Beds	Beds	Occup.	Beds	Occup.
1	Sunrise at La Costa	80	86	93.0%	86	93.0%
2	Silvergate San Marcos	144	160	90.0%	160	90.0%
3	Aegis at Shadowridge	83	84	98.8%	84	98.8%
4	Emeritus at Carlsbad	114	115	99.1%	115	99.1%
5	Glenview Assisted Living	69	70	98.6%	70	98.6%
6	Las Villas del Norte	215	236	91.1%	236	91.1%
	Weighted Average	705	751	93.9%	751	93.9%
	Weighted Average without Comp. 6	490	515	95.1%	515	95.1%
	Subject	**0**	**80**	**0.0%**	**80**	**0.0%**
	Total Including Subject	**705**	**831**	**84.8%**	**831**	**84.8%**

Competitors 1, 3, 4 and 5 are the newest, most upscale and most appealing facilities in the PMA. Competitor 2 is older and, despite a renovation in the last 10 years, is less appealing.



All of the competitors offer memory care units/beds, which will compete with the subject property. The subject property, however, is the only facility that is exclusively dedicated to memory care. The memory care units, included in the previous table, are abstracted from the total assisted living units in the following table:

		MC Occupancy Statistics		
		Occupied	Licensed	
	Provider	Units/Beds	Units/Beds	Occup.
1	Sunrise at La Costa	18	20	90.0%
2	Silvergate San Marcos	54	60	90.0%
3	Aegis at Shadowridge	35	35	100.0%
4	Emeritus at Carlsbad	25	25	100.0%
5	Glenview Assisted Living	17	18	94.4%
6	Las Villas del Norte	12	12	100.0%
	Weighted Average	161	170	94.7%
	Weighted Average excluding Comp. 6	149	158	94.3%
	Subject (Beds)	**N/A**	**80**	**N/A**
	Total in PMA including Subject	**N/A**	**250**	**N/A**

The occupancy of memory care units for the competitive set is 94.7% and the occupancy for the memory care units of the five competitors in the PMA is 94.3%.

Rate

In order to determine if the subject's private pay rates are within market, a survey of local facilities was conducted. The following table presents a summary of these rates:

	Provider	Studio	1 Bedroom	2 Bedroom	Alzheimer's Shared	Alzheimer's Private	Other
1	Sunrise at La Costa	$3,498	$4,563	N/A	$3,498	$4,258	N/A
2	Silvergate San Marcos	$2,595 to $2,995	$3,595	N/A	$4,195	$5,195	N/A
3	Aegis at Shadowridge	$3,500	$4,502 to $4,806	N/A	$3,600	$4,100	N/A
4	Emeritus at Carlsbad	$3,011	$3,711 to $4,988	N/A	$3,200	$4,000	N/A
5	Glenview Assisted Living	$5,267	$3,208	$7,856	$5,678	$6,636	$8,884
6	Las Villas del Norte	$2,100	$3,200	$4,135	$3,495 to $3,655	$3,865 to $4,060	$4,195 to $4,395
	Min to Max	$2,100 to $5,267	$3,200 to $4,988	$4,135 to $7,856	$3,200 to $5,678	$3,865 to $6,636	$4,195 to $8,884
	Subject				**$3,100 to $5,500**	**$3,500 to $7,296**	

The subject property only offers memory care units. Management is projecting monthly rates of $3,100 to $5,500 for shared rooms and $3,500 to $7,200 for private rooms. A detail of the subject's pro forma rental rates are indicated in the following table:



Pro Forma Pricing

Unit Type	Beds	Total Units	Monthly Rate	Community Fee
Terrace Club (MCI)				
Private Studio	6	6	$3,500	$15,000
Shared Suite (2 BDR/2 BA)	10	5	$3,100	$15,000
	16	11		
ActivCare				
Private	9	9	$5,500	$0.00
Shared Suite (2 BDR/1 BA)	24	12	$5,100	$0.00
Semiprivate (1 BDR/1 BA)	8	4	$4,700	$0.00
	41	25		
Royal Club				
Private	5	5	$240/day	$0.00
Shared Suite (2 BDR/1 BA)	14	7	$215/day	$0.00
Semiprivate (1 BDR/1 BA)	4	2	$180/day	$0.00
	23	14		
Facility Totals	**80**	**50**		

Competitor 1 is the Sunrise at La Costa, a 10 year old facility offering accommodations for 20 memory care residents. The rental rates are $3,498 for a shared room and $4,258 for a private room. ADLs are not included in this rate and are generally accounted for on a point system. Depending on the level of ADLs required, the additional cost would be $840 to $1,860 per month.

Competitor 2 is the Silvergate at San Marcos facility, offering accommodations for 60 memory care residents in a facility with 160 assisted living units. The monthly rental rates are $4,195 for a shared memory care unit and $5,195 for a private unit. The rent does not include incontinence care or medication management. This facility was originally constructed in the 1980s and was renovated in 2000.

Competitor 3 is the Aegis Shadowridge, offering accommodations for 35 memory care residents within an assisted living facility with 84 total units. The monthly rental rate is $3,600 per month for a shared room and $4,100 per month for a private room. All of the ADLs are on an a la carte basis. This



facility customizes the ADLs and the cost to the resident's needs. This facility was constructed in 1998 and is in good condition.

Competitor 4 is the Emeritus at Carlsbad, offering accommodations for 25 memory care residents within a facility with 115 assisted living units. This facility also features a skilled nursing facility. The property as constructed in 1999. The rental rates are $3,200 per month for a shared room and $4,000 per month for a private room. ADLs are an additional cost and range from $1,186 to $2,200 per month.

Competitor 5 is Glenview Assisted Living, offering accommodations for 18 memory care residents. The facility has a total of 70 assisted living units and an additional 70 bed skilled nursing facility. The rental rates for the memory care units are $5,678 per month for a shared room, $6,636 per month for a private room and $8,884 for an extra large private room. These rates include all services, with the exception of incontinence care. This facility is a CCRC and gives preferential treatment to existing residents.

Competitor 6 is the Las Villas del Norte, a sister facility to the subject. The facility features 236 assisted living units in total and a 48 bed skilled nursing facility. Of the 236 assisted living units, this facility features 12 memory care units. The memory care units are situated in a three-story building and the 12 units are located on the secured third floor. The owners explained that this part of the property was constructed in 2007 and additional units within this building could be designated for memory care if needed. The unique feature of this configuration is that married couples can move in to the secured memory care unit. This is an alternative to in-home care. The monthly rents for the memory care units are $3,495 to $3,655 per month for a shared room and $3,865 to $4,060 per month for a private room. This is all inclusive, with the exception of incontinence care and medication management.

The subject property's rates are all inclusive with the exception of incontinence care and personal supplies/bedding. The subject property is offering three levels of care depending on the patient's mental and physical acuity. The Royal Club room rate is toward the high end of the range. The



Terrace Club features a similar configuration to the arrangement at Las Villas del Norte, where spouses can live together. This is a unique offering that does not exist at the competitive properties.

Based on the subject's location, age, design appeal and private pay rates, the subject's rates are deemed reasonable.

MEMORY CARE/ASSISTED LIVING DEMAND

PMA population statistics are provided by Claritas, Inc., a national demographic supplier, and are summarized in the following table:

Bressi Ranch
Demographic Analysis

	Primary Market Area		
	2009	2014	% Change
Total Population	150,543	167,009	10.9%
Total Households	61,426	68,154	11.0%
Median Housing Value	$524,373	$597,456	13.9%
% of 75+ Householder Living in Non Married Families	40.2%		
% of 65+ Householders Homeowners	84.6%		
65+ Householders	16,677	19,165	14.9%
As a % of Total Households	27.1%	28.1%	
65-74 Population	11,651	14,615	25.4%
As a % of Total Population	7.7%	8.8%	
75-84 Population	10,527	10,686	1.5%
As a % of Total Population	7.0%	6.4%	
85+	4,051	4,780	18.0%
As a % of Total Population	2.7%	2.9%	
% Non-institutional Age 65+ With:			
Sensory Disability	20.3%		
Physical Disability	32.6%		
Mental Disability	13.0%		
Self-Care Disability	10.7%		
Go-Outside-Home Disability	23.4%		

Source: Claritas, Inc.

The 2009 estimated population within the PMA for cohorts aged 65 to 74 represents 7.7% of the total population and is projected to increase to 8.8% by 2014. The cohorts aged 75 to 84 are estimated to decrease as a percentage of total population from 7.0% to 6.4%. As a percentage of total population, the cohorts aged 85-plus are estimated to increase from 2.7% to 2.9% by 2014.

The general PMA population is expected to grow 10.9% by 2014. The cohorts aged 65 to 74 are expected to increase by 25.4%, the cohorts aged 75 to 84 are forecasted to increase by 1.5% and the cohorts aged 85-plus are projected to increase by 18.0% by 2014. The population aged 85-plus is expected to exhibit a higher growth rate when compared to that of the general PMA population. The population aged 85-plus is the most likely to need assisted living services. This is a positive influence for the future growth demand for assisted living facilities.

The following table presents the projections for adults age 45 to 64:

Adult Children Population

Age Cohort	2000	2009	% Change	2014	% Change
45 - 49 Population	9,612	12,129	26.2%	12,104	-0.2%
50 - 54 Population	8,264	11,495	39.1%	12,875	12.0%
55 - 59 Population	5,743	9,762	70.0%	11,914	22.0%
60 - 64 Population	4,501	7,532	67.3%	10,094	34.0%
Total 45 - 64 Population	28,120	40,918	45.5%	46,987	14.8%
Total Population	122,153	150,543	23.2%	167,009	10.9%

Between 2000 and 2009, the adult children population increased 45.5% compared to the total population increase of 23.2%. Over the next five years, the adult children population is still expected to increase, at a greater rate than compared to total population. However, the primary group (ages 60 to 64) likely to have parents in need of assisted living and memory care services increased by 67.3% between 2000 and 2009 and is expected to increase by 14.8% over the next five years. In addition, the 65 and older population is expected to increase over the next five years. Based on this analysis, the demand for assisted living and memory care services should increase.



MEMORY CARE DEMAND

The U.S. Centers for Disease Control and Prevention publishes statistics on *the Utilization of Alzheimer's Agents in the United States* (Public Health and Aging Trends in Aging) based on 2005 census information. The study identifies Alzheimer's prevalence by age group. Based on the study, 2.0% of the cohort aged 65 to 74, 19.0% of cohorts age 75 to 84 and 42.0% of cohorts age 85 and older have a diagnosis of Alzheimer's.

Based upon the information presented, the age and health qualified population is based upon 19.0% of the 75 to 84 aged population and 42.0% of the age 85-plus population. Applying the study's percentages to the estimated 2009 and 2014 population results in a total number of age and health qualified persons with mobility and self-care limitations. The minimum age that is considered for memory care demand in this study is 75 years old. The following table calculates the health qualified population within the PMA:

Age and Health Qualified Population Calculation

Year				2009				2014
65+ Population				26,229				30,081
Health Qualifier:								
65-74[1]:	11,651 x	2.0% =	0		14,615 x	2.0% =	0	
75-84:	10,527 x	19.0% =	2,000		10,686 x	19.0% =	2,030	
85+:	4,051 x	42.0% =	1,701		4,780 x	42.0% =	2,008	
Health Qualified				3,702				4,038

Only population 75 and older are considered.

INCOME QUALIFIER

The competitors' rates range from $3,200 to $5,678 per month for a shared memory care unit and $4,000 to $8,884 for a private memory care unit. Management's pro forma rates are the following:



Pro Forma Pricing

Unit Type	Beds	Total Units	Monthly Rate	Community Fee
Terrace Club (MCI)				
Private Studio	6	6	$3,500	$15,000
Shared Suite (2 BDR/2 BA)	10	5	$3,100	$15,000
	16	11		
ActivCare				
Private	9	9	$5,500	$0.00
Shared Suite (2 BDR/1 BA)	24	12	$5,100	$0.00
Semiprivate (1 BDR/1 BA)	8	4	$4,700	$0.00
	41	25		
Royal Club				
Private	5	5	$240/day	$0.00
Shared Suite (2 BDR/1 BA)	14	7	$215/day	$0.00
Semiprivate (1 BDR/1 BA)	4	2	$180/day	$0.00
	23	14		
Facility Totals	**80**	**50**		

Based on the subject's pro forma rates, a weighted average projected monthly rate of $5,142 is used in this analysis. This indicates a minimum annual household income of $61,704 ($5,142 x 12 months) to cover housing costs for assisted living. Since the monthly rent will cover most living expenses (housing, meals and activities), the maximum a memory care resident can spend on housing, meals and services is estimated at 80% of their annual income, which is the generally accepted proportion within the industry. Therefore, the required annual income is estimated at $77,130 ($61,704 divided by 80%).

However, this analysis assumes that homeowners can sell their homes and have assets to invest for income and from which to draw funds. It is assumed that the homeowners will earn an average interest rate of 4% on the investment of the proceeds from the sale. Therefore, these individuals require a net minimum income of $58,253, or the required gross annual income less interest only income at 4%. The income attributable to the sale of a home is summarized in the following calculation:



Additional Income from Home Sale		
Minimum Required Income (renter)		$77,130
Median Home Value	$524,373	
Less Closing Costs at 10.0%	52,437	
Net Proceeds	$471,935	
Interest Only Income at 4.0%		$18,877
Minimum Required Income (homeowner)		$58,253

Based upon the percentage of the population aged 65-plus owning a home (84.6%), the population aged 75-plus owning a home is assumed to be 84.6% and the remaining 15.4% are renters. Applying the income required, the weighted average minimum income required for both homeowners and renters is as follows:

Homeowners:	84.6%	x	$58,253	=	$49,309
Renters:	15.4%	x	$77,130	=	$11,842
	Weighted Average:				$61,151

Approximately 39.8% of the PMA's over age 75 households are earning $61,151 or above and, therefore, income qualify for memory care assisted living. This qualified percentage (39.8%) is derived by taking the number of aged 75-plus households that earn more than $61,151 and dividing it by the total number of aged 75-plus households. In determining the income qualified population throughout this study, income gains will be offset by rate increases. Therefore, 39.8% of the population throughout this study is projected to be income qualified. The following table calculates the income qualified population within the PMA:



Age, Health and Income Qualified Population Calculation								
Year				**2009**				**2014**
65+ Population				26,229				30,081
Health Qualifier:								
65-74 [1]:	11,651 x	13.3% =	0		14,615 x	13.3% =	0	
75-84:	10,527 x	25.8% =	2,716		10,686 x	25.8% =	2,757	
85+:	4,051 x	49.8% =	2,017		4,780 x	49.8% =	2,380	
Health Qualified				4,733				5,137
Percent with income Above $61,151				39.8%				39.8%
Health and Income Qualified				1,885				2,046

Only population 75 and older are considered.

LIVING STATUS QUALIFIER

According to the 1996 ALFAA study, less than 3% of all assisted living residents were married and living with their spouses. Therefore, this study only considers the majority, which are those seniors in non-married households. Of the total 75-year and older households in the PMA, 40.2% live in non-married households.

COMPETITIVE SUPPLY

There are five memory care providers (158 units/beds) in the subject's PMA, which will all compete with the subject.

PERIPHERAL DEMAND ADJUSTMENT

It is assumed that the subject's PMA will represent an area of origin of 90% of the subject's residents. The following table summarizes the age, income, living status and health qualified demand from the PMA as well as indicates the required penetration rates:



Age, Health and Income Qualified Population Calculation

Year				2009				2014
65+ Population				26,229				30,081
Health Qualifier:								
65-74 [1]:	11,651 x	13.3% =	0		14,615 x	13.3% =	0	
75-84:	10,527 x	25.8% =	2,716		10,686 x	25.8% =	2,757	
85+:	4,051 x	49.8% =	2,017		4,780 x	49.8% =	2,380	
Health Qualified				4,733				5,137
Percent with income Above $61,151				39.8%				39.8%
Health and Income Qualified				1,885				2,046
Non Married Households				40.2%				40.2%
Single, Health and Income Qualified Persons				758				822
Peripheral Demand Adjustment				90%				90%
Adjusted Single, Health and Income Qualified Persons				842				914
Less Competitive Supply at 94.0%				160				160
Total Potential Qualified Population				598				663
Subject's Stabilized Occupancy at 94.0%				75				75
Required Penetration Rate				12.58%				11.35%

PENETRATION RATES

As summarized in the previous tables, in 2009, there are 842 individuals who are age, health and income qualified for memory care assisted living within the PMA (adjusted for peripheral demand) that are not living in a competitive facility. This number is expected to increase to 914 individuals by 2014. Assuming that the subject's stabilized occupancy is 94.0%, the subject requires a penetration rate of 12.58%, decreasing to 11.35% by 2014. Typically acceptable penetration rates are below 15% for memory care assisted living. The subject is within the range of acceptable penetration rates. Therefore, the underlying supply and demand factors within subject's PMA suggest that there is a need for the subject's memory care units.

OVERALL MARKET UTILIZATION (SATURATION)

As a check for reasonableness, a measurement is used to calculate the overall market saturation or utilization level. For purposes of this analysis, the potential current population that is age, living status, health and income qualified (Total Qualified Demand from PMA) is 758 in 2009 and 822 in 2014 for memory care services. Total occupied competitive units plus the subject's units at 94.0%



occupancy results in a total market supply of 235 units in 2009 and 2014. A total market utilization rate of 31.0% in 2009 and 28.6% in 2014 is indicated. This rate reflects the utilization, or saturation, level within the PMA.

In general, a given market can support a memory care facility, which totals under 60% of the refined population of income, age and health qualified households. Therefore, the subject's PMA utilization of 31.0% is an indication that the PMA can support the subject's memory care units. The following chart summarizes memory care assisted-living utilization in the PMA:

Memory Care Market Utilization		
Primary Market Area (PMA)	**2009**	**2014**
Total Competitive Units and Subject Units at 94.0%	235	235
Divided by Total Qualified Population by Health and Income	758	822
Total Market Utilization	31.0%	28.6%
Typical Acceptable Range	Under 40% - 50 %	

Subtracting the population living in the PMA's units (including the subject) from the total qualified population results in a remaining qualified population of 532 in 2009 and 587 in 2014.

HIGHEST AND BEST USE

"Highest and best use" may be defined as:

> The reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible and that results in the highest value.[7]

For existing properties, two analyses of highest and best use are required. The first is the highest and best use "as vacant," which assumes that the actual improvements do not exist. The outcome of the

[7] *The Appraisal of Real Estate*, Thirteenth Edition, Appraisal Institute, Illinois, 2008, page 278.



highest and best use "as vacant" determines how the land value will be determined. The second highest and best use analysis is "as improved," which considers the actual improvements.

The highest and best use of the land "as vacant" may be different from the highest and best use of the improved property. This may be true when the improvement is not the maximally productive use, yet still makes a contribution to the total property in excess of land value.

The highest and best use of both the land as though vacant and the property as improved must meet four criteria. The highest and best use must be legally permissible, physically possible, financially feasible, and maximally productive.

> **Legally Permissible** – uses that are allowed by private restrictions, zoning, building codes, historic districts, environmental regulations and possible long term leases.
>
> **Physically Possible** – considers the size, shape, area, terrain and accessibility of a parcel, and the risk of natural disasters such as floods or earthquakes.
>
> **Financially Feasible** – which uses are likely to satisfy operating expenses, financial obligation and capital amortization. All uses that are expected to produce a positive return are regarded as financially feasible.
>
> **Maximally Productive** – of the financially feasible uses, the use that produces the highest residual land value consistent with the rate of return warranted by the market for that use is the highest and best use.

HIGHEST AND BEST USE AS THOUGH VACANT

Highest and best use as though vacant assumes that the subject site is vacant and available for development.

LEGALLY PERMISSIBLE

The subject site is zoned P-C (Planned Community) by the City of Carlsbad. All P-C districts are required to have a master plan. The purpose of the master plan is to encourage the orderly implementation of the city's general plan. By doing so, large tracts of land are developed with the appropriate balance of densities, housing types, community facilities and open spaces.



Within the Bressi Ranch Master Plan, the subject site is designated for an assisted care development. The owner's of the subject property were granted a conditional use permit for construction of a 50-unit, 82-bed assisted living facility on June 3, 2009. As of the date of this report, the grading permits for the site have also been granted.

Only typical utility easements exist on the subject site, which do not limit its potential development. Based upon the legal constraints as set forth by the zoning and conditional use permit, legally permissible uses include a memory care/assisted living facility.

PHYSICALLY POSSIBLE

The size, shape, available utilities, terrain, accessibility and risk of natural disasters all affect potential development of the subject site. The subject site contains an area of approximately 108,900 square feet, or 2.50 acres, and is rectangular in shape. The site is level.

The subject site provides good functional utility for several potential developments. The site soils appear adequate to support a variety of development types. All public utilities are available and of adequate capacity to support a wide variety of development. The subject could support most of the legally permitted uses.

Based upon the legal constraints as set forth by the Zoning District in conjunction with the site's physical characteristics, the most probable use is memory care/assisted living use.

FINANCIALLY FEASIBLE

The next step in the analysis is to consider the financial feasibility of those uses which are legally permitted and physically possible. Any use of the subject site that provides an acceptable financial return to the land is financially feasible. The primary test is whether the particular use results in a market value that is high enough to cover all development costs, or whether the income generated by the property is sufficient to satisfy all operating expenses. The scope of this assignment is limited to the appraisal of the subject as a memory care/assisted living facility. Based upon the development of other sites in the area, a memory care/assisted living facility use is financially feasible.

MAXIMALLY PRODUCTIVE

The use that produces the highest residual land value is the highest and best use. Therefore, the maximally productive use of the subject, assuming it is vacant and available for development, is a memory care/assisted living use.

HIGHEST AND BEST USE AS IMPROVED

The subject property is an unimproved vacant site.

VALUATION METHODOLOGY

An appraisal is an orderly process in which the data used to estimate the value of the subject property is acquired, classified, analyzed and presented. Appraisal methodology applied to any specific property or property types must emulate the rationale of market participants. The first step is defining the appraisal problem, i.e., the identification of the real estate, the effective date of value, the property rights being appraised and the type of value sought. Once this has been accomplished, the appraiser collects and analyzes the factors that affect the market value of the subject property.

There are three recognized approaches in the valuation of real property: the Cost, Sales Comparison and Income Capitalization approaches. The type and age of the property and the quality and quantities of available data affect the applicability of each approach in a specific appraisal situation.

The basic tenet of all three appraisal approaches is the principle of substitution. This principle is defined as follows:

> When several similar or commensurate commodities, goods, or services are available, the one with the lowest price attracts the greatest demand and widest distribution.[8]

[8] Ibid., page 38.

This principle assumes rational, prudent market behavior, with no undue cost due to delay. According to the principle of substitution, a buyer will not pay more for a property than another that is equally desirable. It affirms that a prudent purchaser has three alternative courses of action available: to buy a vacant site and build a similar property (Cost Approach), to acquire an equally desirable existing property offering comparable utility (Sales Comparison Approach) or to acquire a substitute income stream of comparable quality, quantity and durability (Income Capitalization Approach).

> In the **Cost Approach**, the current cost of constructing the subject improvements is estimated, less all forms of depreciation plus the market value of the underlying land. The result is the indicated property value via the Cost Approach.
>
> The **Sales Comparison Approach** involves a search for recent sales and current listings of comparable properties and an analysis of the selected data as they relate to the subject. The two indicators of value employed in this approach are the price per unit and the gross income multiplier. In valuing senior-care buildings the most common unit of comparison is the price per unit. Comparable data is adjusted to compensate for differences. An analysis of the comparable data is then made to arrive at a current estimate of the market value or the subject. The second method is based on selecting a gross rent multiplier, which is derived from the market data, and multiplying it by the subject's estimated gross income. Based upon these two techniques, an estimate of value via the Sales Comparison Approach is determined.
>
> The **Income Capitalization Approach** involves an estimate of a property's capacity to produce income. This method involves estimating market rent for the subject property, typical vacancy, and credit loss rates and expenses. From this, an estimate of the net operating income can be generated. There are two primary methods to value the income stream of an income producing property. One is the Direct Capitalization Method that capitalizes the net operating income by a single rate derived from the market. The second method is a Discounted Cash Flow Analysis, which projects the income and expense streams for a specified holding period. The ultimate reversion from the sale of the property at the end of the holding period is also considered.

The final step in the valuation process is the reconciliation of the three value indications into a single conclusion of value for the subject. The reliability and precision of each approach are considered along with possible inconsistencies with the other approaches. Thus, certain approaches may be emphasized because of more reliable data and analyses, or because of a greater degree of relevance to the behavior of the marketplace.



The subject will be valued utilizing all three approaches to value. The Cost Approach will be presented first, followed by the Sales Comparison Approach and the Income Capitalization Approach. The valuation will conclude with a reconciliation of the three approaches and a final estimate of value.

Value estimates determined by the Cost, Sales Comparison and Income Capitalization approaches are rounded to the nearest $10,000.

COST APPROACH

The Cost Approach is divided into three segments: the land value estimate, the estimated cost new of the improvements and the depreciation estimate. The Cost Approach is also known as the summation approach since at the end of the approach, the three segments are brought together to derive an indication of value. Each one of these three processes is described later in this section.

LAND VALUATION

Anticipation, change, supply and demand, substitution and balance are appraisal principles that influence land value. The subject is valued in accordance with its highest and best use and assumed to be vacant. The procedures used to value vacant land are as follows.

Sales Comparison: sales of similar parcels of land are analyzed, compared and adjusted to provide a value indication for the land being appraised.

Allocation: allocates total value, including improvements, to land and building. The principles of balance and related concept of contribution affirms that there is a typical ratio of land value to property value for specific categories of real estate in specific locations. This method is typically used when adequate land sales do not exist.

Extraction: land value is extracted from the sale price of an improved property by deducting the value contribution of the improvements, estimated at their depreciated costs.

Income Capitalization: converts, via a capitalization or discount rate, a cash flow attributable to the land into a value.



The Sales Comparison procedure is the most common technique for valuing land and it is the preferred method when comparable sales are available. Based upon the quantity and quality of the available data herein, the Sales Comparison procedure is used to estimate land value.

SURVEY OF COMPARABLE LAND DATA

In order to estimate the value of the subject site, an extensive survey is conducted for comparable sales, sales negotiations and offerings of vacant or minimally improved sites within the surrounding area. Land in the subject area is purchased, sold and valued on a price-per-square-foot basis. The unit of comparison used in this analysis is the price per square foot. The data most pertinent in formulating an opinion of value are presented below. A data sheet summarizing each sale along with a map and photographs are provided in the addendum.

Bressi Ranch Memory Care
Summary of Comparable Land Data

Sale	1	2	3	4
Location	1260 W. Valley Parkway Escondido	127 N. Las Posas Road San Marcos	SWC of S. Melrose Drive and Park Center Drive Vista	139-141 Canyon Drive Oceanside
Date	12/23/2009	7/31/2008	5/15/2008	1/10/2008
Zoning	SP-Specific Plan	C-Commercial	GC-General Commercial (SPO)	C2-Commerical
Size SF	51,401	98,446	149,846	49,658
Size Acres	1.18	2.26	3.44	1.14
Price	$2,094,545	$3,920,500	$4,539,540	$1,450,000
Price/SF	$40.75	$39.82	$30.29	$29.20
Price/Acre	$1,775,031	$1,734,727	$1,319,637	$1,271,940

The above comparable sales indicate an unadjusted price range of $29.20 to $40.75 per square foot. Adjustments were made for factors such as property rights conveyed, financing terms, conditions of sale, market conditions (time), location, access and visibility, and physical characteristics such as topography, shape, size and zoning.



EXPLANATION OF ADJUSTMENTS

Property Rights

All of the comparable sales reflect fee simple estates. No adjustments are warranted for this factor.

Financing

The verification process indicates that the prices of the transactions used in this analysis are considered to be cash-equivalent prices. No adjustments are warranted for this factor.

Conditions of Sale

This adjustment takes into account any unusual conditions or circumstances that may affect the sales or listing price. Utilities and offsite improvements were available to all of the comparable sales. In addition, all of the comparable sales sold vacant and ready for development. Information gathered through the search and verification process indicates that all buyers and sellers were typically motivated with no undue influences. No adjustments are warranted for this factor.

Market Conditions

The next adjustment was made to account for the influence of change in market conditions between the transaction dates and the date of valuation. During 2008, the real estate market entered a period of instability, as financing for projects was difficult to obtain and the financial markets experienced declines. As a result, the price of vacant land available for development declined as buyers were reluctant to purchase land without the availability of financing for construction projects. This issue was discussed with several market participants.

The consensus among the participants was that land pricing decreased by 25% to 30% from 2008 to 2009. During 2009, pricing stabilized. Bill Thaxton, senior vice president at Flocke & Avoyer Commercial Real Estate, was involved in selling Comparable 3. Mr. Thaxton explained that this property would likely sell for approximately $20.00 per square foot currently. He added that it would have likely declined to that price during 2008 and stayed at that level until the present. He explained that sellers are generally removing their properties from the market until conditions improve and, thus, preventing further pricing declines. The comparable sales have transacted within the last 24 months. During this time, there has been little new development activity and downward pressure on land prices. Downward adjustments are warranted for sales that occurred in 2008, with the exception of



Sale 4. No adjustment for time is required for Sale 4 because the buyer purchased an improved site that had the possibility of generating income with an interim use until the site could be developed. No adjustments are required for sales in 2009 through the date of value.

Location

The location adjustment is the next category considered. Factors such as the quality of the surrounding improvements, proximity to arterials and business centers and convenience to residential neighborhoods are all influences that affect the location, and hence the value, of a site.

The subject property is situated within the Bressi Ranch master planned community. This community is primarily residential with some additional service uses, including the subject property and a neighborhood shopping center. Within the immediate neighborhood, the subject property is surrounded by single-family detached homes. To the north of the subject is the neighborhood shopping center, which features a grocery store and other convenience retail uses. The property has no visibility from primary roadways and the closest freeway access is more than three miles away.

Comparable Sale 1 is located nine miles to the east of the subject property. The adjacent properties include a mid-rise limited service hotel and several restaurants. The property is situated in good proximity to the Escondido Freeway (Interstate 15). The site does not have good visibility from the freeway, but the city approved a package allowing a large sign to be erected that would be visible from the freeway. Traffic on West Valley Parkway tends to be heavy given the proximity to the freeway and the other retail in the immediate neighborhood. The overall quality and condition of the surroundings and local demographics are slightly superior. A slight downward adjustment is warranted.

Comparable Sale 2 is located four miles northeast of the subject. The site is currently being developed with a mid-rise hotel. The property is situated at the corner of a signalized intersection in a heavily trafficked area that is densely developed with commercial uses. An on ramp for S.R. 78 is situated adjacent to the site. The overall quality and condition of the surroundings and local demographics are slightly superior. A slight downward adjustment is warranted.



Comparable Sale 3 is located 1.2 miles north of the subject. The site is currently vacant. The surrounding land uses include some industrial/office buildings on the easterly side of Melrose Drive. The site is situated at the corner of a signalized intersection that has moderate to heavy traffic. The overall quality and condition of the surroundings and local demographics are slightly inferior. An upward adjustment is warranted.

Comparable Sale 4 is located approximately eight miles northwest of the subject. This site is currently improved with a 10,435-square-foot flex building. The buyers purchased the property with the intention of demolishing the building and developing a commercial use. The adjacent land uses include a McDonald's fast food restaurant and a day care center. The property is located approximately 0.5 miles southeast of a signalized intersection. The local demographics are slightly superior, but this is offset by the quality and condition of the surroundings. No adjustment is warranted.

Zoning

The subject site is zoned P-C (Planned Community) with the property being designated as an assisted care facility. All comparable land sales are zoned for commercial uses, which allows for a larger variety of uses. Downward adjustments are warranted for all the sales.

Topography

The subject property's topography is level, which does not hinder its overall utility. All of the comparable sales also have similar topography. No adjustment is warranted.

Shape

The shape of a land parcel is a primary factor in determining the utility of the site. It limits, as well as strongly influences the type of configuration of the improvements developed on the land. The subject site is rectangular in shape. The shape is adequate for most types of development. All the comparable sales have functional shapes. No adjustment is warranted.



Exposure

This adjustment takes into consideration the positive effect upon the value of a location exposure and considers the positive effect upon the value of a corner site versus an interior location. The subject site is an interior site with no exposure from primary roadways. Sales 1, 2 and 3 have superior exposure and warrant downward adjustment. Sale 4 is similar to the subject property.

Size

The subject property contains an area of 108,900 square feet, or 2.5 acres. The comparable sales range in size from 49,658 to 149,846 square feet. Typically, a larger property will sell for a lower price per square foot compared to an otherwise similar but smaller property. Sales 1 and 4 are smaller in size and warrant downward adjustments. Sale 3 is a larger size and warrants an upward adjustment. Sale 2 is similar in size and does not warrant an adjustment.

The Comparable Land Sales Adjustment Grid is presented below:



Bressi Ranch Memory Care
Comparable Land Data Adjustment Grid

	Subject	1	2	3	4
	6255 Nygaard Street Carlsbad	1260 W. Valley Parkway Escondido	127 N. Las Posas Road San Marcos	SWC of S. Melrose Drive and Park Center Drive Vista	139-141 Canyon Drive Oceanside
Parcel Data					
Parcel Number	213-190-02-00	232-141-42	219-163-56	219-541-11-00	148-160-20-00
Zoning	P-C	SP-Specific Plan	C-Commercial	GC-General Commercial (SPO)	C2-Commerical
Topography	Level	Level	Level	Level	Level
Shape	Generally rectangular	Generally rectangular	Irregular	Generally rectangular	Rectangular
Corner/Interior	xxx	Interior	Corner	Corner	Interior
Size (SF)	108,900	51,401	98,446	149,846	49,658
Size (Acres)	2.50	1.18	2.26	3.44	1.14
Sales Data					
Recording Doc. #	N/A	09-0708431	08-0410195	08-0262029	08-0012720
Date	N/A	12/23/09	7/31/08	5/15/08	1/10/08
Interest	Fee simple	Fee simple	Fee simple	Fee simple	Fee simple
Price	N/A	$2,094,545	$3,920,500	$4,539,540	$1,450,000
Price Per SF	N/A	$40.75	$39.82	$30.29	$29.20
Adjustments					
Property Rights		0	0	0	0
		2,094,545	3,920,500	4,539,540	1,450,000
Financing		0	0	0	0
		2,094,545	3,920,500	4,539,540	1,450,000
Conditions of Sale		0	0	0	0
		2,094,545	3,920,500	4,539,540	1,450,000
Market Conditions		0	-503,131	-873,861	0
Adjusted Sale Price		$2,094,545	$3,417,369	$3,665,679	$1,450,000
Adjusted Price Per SF		$40.75	$34.71	$24.46	$29.20
Adjustments					
Location		-5.0%	-5.0%	10.0%	0.0%
Zoning		-5.0%	-5.0%	-5.0%	-5.0%
Topography		0.0%	0.0%	0.0%	0.0%
Shape		0.0%	0.0%	0.0%	0.0%
Exposure		-15.0%	-10.0%	-5.0%	0.0%
Size		-5.0%	0.0%	10.0%	-5.0%
Overall Adjustment		-30.0%	-20.0%	10.0%	-10.0%
Adjusted Price Per Unit		$28.52	$27.77	$26.91	$26.28
Low	$26.28				
High	$28.52				
Mean	$27.15				
Median	$27.34				
Conclusion	$27.00	x	108,900	=	$2,940,300
Rounded					$2,940,000

Conclusion Of Land Value

After adjustments, the above comparable sales indicate a range in value of $26.28 to $28.52 per square foot, with a mean of $27.15 and a median of $27.34 per square foot. The comparable sales require net overall adjustments of 10% to 30%. Sales 3 and 4 require the least overall adjustment of 10%. Sale 3 is most similar to the subject property in terms of location, zoning and topography. Sale 4 is the oldest



sale and is given secondary emphasis. Sales 1 and 2 require overall adjustments of 20% to 30% and are given minimal emphasis. The land value is therefore estimated as follows:

$27.00 per square foot	×	108,900	=	$2,940,300
Rounded				$2,940,000

BUILDING AND SITE IMPROVEMENTS VALUATION

The building and land improvements have been valued on the basis of replacement cost new less accrued depreciation. The cost new was estimated via the Calculator Cost Method with cost factors obtained from *Marshall Valuation Service*, a nationally recognized cost manual. The unit cost is based on gross building area. *Marshall Valuation Service* includes all direct costs and the following indirect costs:

- Plans, specifications and building permits
- The cost of interim money during normal periods of construction, not discount points or permanent financing charges
- Sales tax on materials
- Contractor's overhead and profit, including workman's compensation, fire and liability insurance, and unemployment insurance

DIRECT COSTS

Direct costs include only the hard costs associated with the construction of the building. The Calculator Cost Method from *Marshall Valuation Service* has been utilized. This method provides the average base cost for typical buildings classified by construction class and quality of construction. The subject building will be a wood framed building with excellent quality construction. The base cost per square foot of gross building area is as follows:

Category	assisted living
Section/Page	12/16
Quality	excellent
Base Cost	$121.11



Adjustments to the base cost include fire sprinklers, balconies, entrance canopies, elevators, height, perimeter, time and location.

Site improvements include all improvements excluding the building. These typically include parking lots, signage, fencing, lighting, hardscaping, landscaping and walkways. In calculating these costs, the Cost-Per-Square-Foot Method from *Marshall Valuation Service* was utilized and any extra improvement costs not covered by this method were added. Site improvements are estimated on a price per square foot of the site area less the building footprint. This calculation is as follows:

Site Improvements	
Site Size	$108,900
Building Footprint	39,410
Site Improvements	$69,490
Price per SF of Improvements	5.00
	$347,450
Rounded	$350,000

INDIRECT COSTS

The indirect costs include such items as financing points, the property taxes on land during construction, revenue loss during construction, marketing and entrepreneurial profit.

Financing: Financing points are estimated at 4%, based on a 75% loan-to-value ratio of the direct costs of the building and site improvement, plus land value and equipment.

Property Taxes: Taxes are calculated based on the actual taxes of the land during construction, assumed to take 12 months. This time frame is based on estimations received from contractors who specialize in the construction of senior care facilities.

Entrepreneurial Profit: This profit is a necessary element in the enticement for undertaking the cost and risks associated with developing a property such as the subject. The amount of entrepreneurial profit varies according to economic conditions and types of development, exhibiting a fairly wide range. An entrepreneurial profit of 20% of direct and indirect costs is utilized in this analysis.

Marketing: A marketing expense is estimated in order to account for the initial marketing effort required to bring a property to a stabilized level. Based upon experiences of several national and regional providers, this expense ranges from $2,000 to $4,000 per bed. An estimate of $3,750 is utilized.



Revenue Loss: This expense accounts for the difference in revenue between a stabilized property and a property in the initial absorption period. This expense is based upon an absorption period of 12 months, multiplied by the number of units to be absorbed, multiplied by the average monthly revenue, which equals a total potential revenue loss. Since the absorption of units will occur gradually over time, the midpoint is utilized. Therefore, the total revenue loss is divided in half, which is the average loss. This amount is further reduced by 40% to account for lower variable expenses during the absorption period. Therefore, the revenue loss during absorption is estimated as follows:

Revenue Loss	
Months to stabilization	12
Stabilized ADC	75.2
Less pre lease	11.3
Units to be absorbed	63.9
Average monthly revenue	$5,142.15
Total loss	$3,944,235
Average loss	$1,972,117
% offset by reduced expenses	40.0%
Revenue loss	$1,183,270
Rounded	$1,180,000

DEPRECIATION

Depreciation of a structure is its loss in value due to physical deterioration and obsolescence. These terms are defined as follows:

Physical Deterioration: The loss in value due to ordinary wear and tear, i.e. age and natural forces taking their toll on the improvements. This begins at the time the building is completed and continues throughout its physical life.

Functional Obsolescence: An element of accrued depreciation resulting from deficiencies or superadequacies in the structure.

External Obsolescence: An element of accrued depreciation; a defect, usually incurable, caused by negative influences outside a site and generally incurable on the part of the owner, landlord, or tenant.

In estimating the overall economic life of the improvements, data on economic lives taken from *Marshall Valuation Service* was considered. The assignment of an economic life assumes that, except for the building shell and foundation, shorter-lived building components will be replaced periodically over the life of the building.



The subject property will be new when complete and, therefore, no physical deterioration will exist when the property is completed. No consideration is giving to physical depreciation for this reason.

No functional or external obsolescence was noted.

EQUIPMENT VALUATION

Depreciated equipment values for memory care/assisted living facilities range from $3,500 to $9,500 per unit. The low end of this range represents equipment that is sparse in quantity, low in quality or highly depreciated. The upper end of the range would be expected at a newer facility or at a facility with a higher ratio of common areas. For the subject property, an estimate of $9,000 per unit is utilized.

$9,000	x	80 units	=	$720,000
Rounded				$720,000

The Cost Approach is summarized on the following page:



Bressi Ranch Memory Care Summary of Cost Approach		
Base Cost	$121.11	
$/SF Adjustments		
Sprinklers	$2.00	
Elevators	0.00	
	$123.11	
Multipliers		
Height	1.00	
Perimeter	1.00	
Time	1.01	
Location	1.17	
Adjusted Base Cost	$145.48	
Gross Building Area	39,410	
Direct Cost - Buildings		$5,733,331
Direct Cost - Site Improvements		350,000
Total Direct Costs		$6,083,331
Indirect Costs		
Financing Points	$292,300	
Taxes During Construction	36,750	
Marketing	300,000	
Revenue Loss	1,180,000	
Entrepreneurial Profit	1,580,000	
Total Indirect Costs		$3,389,050
Replacement Cost New		$9,472,381
Depreciation		
Deferred Maintenance	$0	
Physical - Buildings	0	
Physical - Site Improvements	0	
Functional Obsolescence	0	
External Obsolescence	0	
Total Depreciation		$0
Depreciated Replacement Cost		$9,472,381
Land Value		$2,940,000
Equipment		720,000
Indicated Value - Cost Approach		$13,132,381
Rounded		$13,130,000



The owner's development budget is presented in the following table.

Development Budget	
Design/Engineering	$650,000
Permits/Fees	$455,000
Site Work	$1,000,000
Building	$5,450,000
Furnishings/Fixtures	$775,000
Financing Fees	$200,000
Construction Interest	$300,000
Insurance/Taxes	$250,000
Legal/Organizational	$75,000
G/A Costs	$250,000
Marketing	$300,000
Negative Carry	$1,000,000
Land	$2,500,000
Total	$13,205,000

The owners have estimated proposed construction cost of $9,930,000 without the inclusion of furnishings and fixtures. We have estimated that the replacement cost is $9,472,381. The primary variance between the owner's development budget and our estimate is the amount of financing fees and construction interest. In addition, the owner's development budget does not include an allocation of profit. The appraisers' estimate includes an estimate of entrepreneurial profit. After comparison of the owner's development budget to the appraisers' estimates, the owner's development is to be reasonable.

COST APPROACH SUMMARY

Based on the aforementioned data and analysis, the market value via the Cost Approach of the assets comprising the subject property is represented in the following rounded amount:

Bressi Ranch Memory Care Summary of Cost Approach	
Land Value	$2,940,000
Improvements	9,470,000
Equipment	720,000
Total	$13,130,000



SALES COMPARISON APPROACH

The Sales Comparison Approach is a method of estimating value by comparing prices paid for similar properties. Property prices are a direct function of the balance between supply and demand for real estate. This approach, like the Cost Approach, is based upon the principle of substitution. The principle of substitution implies that a prudent investor will not pay more for a property than it would cost to buy a substitute property with similar utility and desirability. The reliability of this approach is dependent upon the availability of recent sales or listings of competitive properties in the market and the degree of comparability of each sale with the appraised property.

To apply the Sales Comparison Approach, the following procedures have been utilized.

- Research the market for information on sales transactions, listings and offers to purchase or sell involving properties that are similar to the subject property in terms of property type, date of sale, size, physical condition, location, zoning, and highest and best use. The market area is determined to include the state of California.
- Verify the information by confirming that the data obtained are factually accurate and that the transactions reflect arm's-length, market considerations. Verification was performed through discussions with one or more of the following parties; buyer, seller and/or the listing or selling brokers.
- Select relevant units of comparison and develop a comparative analysis for each unit. During the verification process, the unit of comparison most commonly used by buyer, sellers and brokers was the price per unit. As a test of reasonableness, a second unit of comparison, the effective gross income multiplier, has been utilized.
- Compare comparable sale properties with the subject property using the elements of comparison and adjust the price of each comparable to the subject property. Information sheets and a map of all comparable sales are presented in the addendum. The selected properties used are the highest and best use of their respective sites.
- Reconcile the various value indications produced from the analysis of comparable data into a single value indication.

The comparable properties selected all have similar highest and best uses. The comparable facility transactions are presented on the following page, followed by an analysis.



Bressi Ranch Memory Care
Comparable Improved Sales Data

Facility	Beds	Year Built	Sales Date	Sales Price	Price/ Unit/Bed	Occupancy at Sale	NOI/ Bed	EGIM	Cap. Rate (R_o)
1) Villa San Ramon San Ramon, CA	169	1992	10/01/08	$34,000,000	$201,183	93.0%	$16,477	4.50	8.2%
2) Claremont House Oakland, CA	147	1981	08/29/08	$26,250,000	$178,571	90.0%	$11,565	4.38	6.5%
3) Crowne Pointe Retirement Corona, CA	159	1987	04/03/08	$23,000,000	$144,654	85.0%	$12,579	5.05	8.7%
4) Hazel Creek Orangevale, CA	104	1987	01/17/08	$10,600,000	$101,923	92.0%	$8,202	3.02	8.0%
5) Hallmark Orangevale Orangevale, CA	97	1982/1986	Contract	$12,200,000	$125,773	81.0%	$12,831	2.70	10.2%
Subject Bressi Ranch Memory Care Carlsbad, California	80	2011	N/A	N/A	N/A	94.0%	$16,448	N/A	N/A



PRICE PER UNIT COMPARISON

In this analysis, adjustments are first made to the sales prices of the comparable sales for property rights conveyed, financing terms, conditions of sale and market conditions at the time of sale. Subsequent to these adjustments, a qualitative analysis, comparing the physical characteristics of the sales to the subject, is performed.

The location adjustment is based on demographic characteristics of the market area for each of the comparable sales, as well as on both the more specific and general neighborhood influences. Factors considered were the number of elderly persons in the market, general income data and population trends. On a more localized level, the surrounding uses and access and visibility characteristics of each sale were considered.

The age, construction quality and condition of a facility are interrelated factors. The age and condition of a building must be considered if there is physical depreciation or functional obsolescence. Construction design and materials as well as routine maintenance affect the degree of depreciation and obsolescence.

Overall occupancy is an important factor impacting the profitability of a facility. Generally, a higher occupancy rate translates into a lower expense ratio. In a well-managed facility wherein expenses are contained at reasonable levels, an increase in revenue will result in an increase in profitability. Since the profitability of a business is a key element in determining its value, facilities with a high occupancy level tend to be more valuable.

Gross building size per unit typically influences the overall value of a facility. A facility with a low gross building size per unit could be a result of a higher percentage of smaller units and a lack of adequate common areas or therapy areas. Facilities with a high square-foot-per-unit ratio often have a larger number of private rooms and more common and administrative areas.



QUANTITATIVE ADJUSTMENTS

The following is an explanation of the adjustments made to the comparable sales used in this analysis.

Property Rights

All of the sales used in this analysis reflect the fee simple interest. No adjustments are required.

Financing

The verification process indicated that the sales prices are cash-equivalent prices. No adjustments are warranted.

Conditions Of Sale

This adjustment takes into account any unusual conditions or circumstances that may affect the sales price. No conditions are identified that would have had a noticeable impact on the sales prices of the transactions. No adjustments are deemed necessary.

Market Conditions

The next adjustment was made to account for the influence of change in market conditions between the transaction dates and the date of valuation. The improved sales occurred in January 2008 and later, with a contract in November 2009. Based on capitalization rates and other data, the market has remained stable during this period and no adjustments were made.

QUALITATIVE ANALYSIS

Improved Sale 1 is located in San Ramon. Overall, the demographics are superior in terms of population size and wealth. The facility was constructed in 1992 and sold in average condition. Its effective age at the time of sale was inferior to the subject. Occupancy at the time of sale was 93.0%, which is similar to the subject's projected occupancy of 94.0%. The NOI per bed was $16,477, which is similar to the subject's NOI per bed of $16,448. The facility's square footage per bed of 840 is superior to the subject's square footage per bed of 492. Overall, the improved sale is superior to the subject.

Improved Sale 2 is located in Oakland. Overall, the demographics are inferior in terms of population size and wealth. The facility was constructed in 1981 and sold in average condition. Its effective age at the time of sale was inferior to the subject. Occupancy at the time of sale was 90.0%, which is



similar to the subject's projected occupancy of 94.0%. The NOI per bed was $11,565, which is inferior to the subject's projected NOI per bed of $16,448. The facility's square footage per bed of 674 is superior to the subject's square footage per bed of 492. Overall, the improved sale is inferior to the subject.

Improved Sale 3 is located in Corona. Overall, the demographics are superior in terms of population size and wealth. The facility was constructed in 1987 and sold in average condition. Its effective age at the time of sale was inferior to the subject. Occupancy at the time of sale was 85.0%, which is inferior to the subject's projected occupancy of 94.0%. The NOI per bed was $12,579, which is inferior to the subject's NOI per bed of $16,448. The facility's square footage per bed of 864 is superior to the subject's square footage per bed of 492. Overall, the improved sale is inferior to the subject.

Improved Sale 4 is located in Orangevale. Overall, the demographics are inferior in terms of population size and wealth. The facility was constructed in 1987 and sold in average condition. Its effective age at the time of sale was inferior to the subject. Occupancy at the time of sale was 92.0%, which is similar to the subject's projected occupancy of 94.0%. The NOI per bed was $8,202, which is inferior to the subject's projected NOI per bed of $16,448. The facility's square footage per bed of 777 is superior to the subject's square footage per bed of 492. Overall, the improved sale is inferior to the subject.

Improved Sale 5 is located in Orangevale. Overall, the demographics are inferior in terms of population size and wealth. The facility was constructed in 1982 and 1986 and sold in average condition. Its effective age at the time of sale was inferior to the subject. Occupancy at the time of sale was 81.0%, which is inferior to the subject's projected occupancy of 94.0%. The NOI per bed was $12,831, which is inferior to the subject's projected NOI per bed of $16,448. The facility's square footage per bed of 641 is superior to the subject's square footage per bed of 492. Overall, the improved sale is inferior to the subject.

The Adjustment Summary Grid is presented in the following table:



Bressi Ranch Memory Care
Comparable Improved Sales Adjustment Grid

Data	Subject	1	2	3	4	5
Location (City)	Carlsbad	San Ramon	Oakland	Corona	Orangevale	Orangevale
Beds	80	169	147	159	104	97
Year Built	2011	1992	1981	1987	1987	1982/1986
Occupancy	94.0%	93.0%	90.0%	85.0%	92.0%	81.0%
Building Size	39,410	141,922	99,124	137,364	80,850	62,164
Size Per Bed	493	840	674	864	777	641
Sale Price	N/A	$34,000,000	$26,250,000	$23,000,000	$10,600,000	$12,200,000
Price Per Bed	N/A	$201,183	$178,571	$144,654	$101,923	$125,773
NOI Per Bed	$16,448	$16,477	$11,565	$12,579	$8,202	$12,831
Adjustments						
Property Rights		0	0	0	0	0
		34,000,000	26,250,000	23,000,000	10,600,000	12,200,000
Financing		0	0	0	0	0
		34,000,000	26,250,000	23,000,000	10,600,000	12,200,000
Conditions of Sale		0	0	0	0	0
		34,000,000	26,250,000	23,000,000	10,600,000	12,200,000
Market Conditions		0	0	0	0	0
Adjusted Price		34,000,000	26,250,000	23,000,000	10,600,000	12,200,000
Price Per Bed		$201,183	$178,571	$144,654	$101,923	$125,773
Qualitative Analysis						
Location		Superior	Inferior	Superior	Inferior	Inferior
Age/Condition		Inferior	Inferior	Inferior	Inferior	Inferior
Occupancy		Similar	Similar	Inferior	Similar	Inferior
Operation		Similar	Inferior	Inferior	Inferior	Inferior
SF Per Bed		Superior	Superior	Superior	Superior	Superior
Overall Comparison		Superior	Inferior	Inferior	Inferior	Inferior
NOI Adjustment						
Subject's NOI per Bed		$16,448	$16,448	$16,448	$16,448	$16,448
Comp's NOI per Bed		$16,477	$11,565	$12,579	$8,202	$12,831
Adjustment Factor (Subj ÷ Comp)		0.9982	1.4222	1.3076	2.0053	1.2819
Price Per Bed		$201,183	$178,571	$144,654	$101,923	$125,773
Adjusted Price		$200,826	$253,971	$189,148	$204,391	$161,229
Low	$161,229					
High	$253,971					
Median	$200,826					
Mean	$201,913					
Conclusion	$175,000	x	80	=	$14,000,000	
				Rounded	**$14,000,000**	

After adjustments, the price per bed ranges from $161,229 to $253,971 with a median and mean of $200,826 and $201,913 per bed, respectively. Each sale requires adjustment in relation to the subject, and each is considered to provide a reasonable value indicator for the subject after adjustments.



Sales 1, 2, 3 and 4 represent sales that occurred prior to the distress in the financial markets in September and October 2008. As such, these sales represent transactions that had occurred during more favorable market conditions. As such, primary emphasis is placed on Sale 5, which is a current agreement of sale. Sales 1, 2, 3 and 4 are given minimal emphasis. The indicated value via the Price-Per-Bed Method is calculated as follows:

$175,000 per unit x 80 beds = $14,000,000

EFFECTIVE GROSS INCOME MULTIPLE

The adjusted effective gross income multipliers (EGIM) for the comparable sales were calculated by dividing the adjusted sale price by the effective gross income. *The Senior Care Acquisition Report, Fourteenth Edition 2009*, published by Irving Levin Associates, Inc., indicates that the average EGIM in 2008 was 3.2x. The median was similar to the average.

The sales indicate a range from 2.70x to 5.05x of adjusted effective gross income. The following table summarizes the sales' expense ratio and EGIM:

Comparison of Expense Ratio to EGIM		
Sale	**Expense Ratio**	**EGIM**
4	75.7%	3.02
Subject	72.6%	
5	72.5%	2.70
2	71.7%	4.38
1	63.1%	4.50
3	56.0%	5.05

The subject's expense ratio is toward the high end of the range of the comparable sales, which indicates a 2.75 EGIM. The EGIM utilized is based on the subject's projected expense ratio, age and location. The indicated value via the EGIM method is calculated as follows:



2.75	×	$4,801,534	=	$13,204,218
Rounded				$13,200,000

SALES COMPARISON APPROACH CONCLUSION

The two methods utilized indicate a 5.7% range in value from $13,200,000 to $14,000,000 and are supportive of one another. Therefore, a market value has been concluded via the Sales Comparison Approach of $13,500,000.

INCOME CAPITALIZATION APPROACH

Properties such as the subject are normally valued based on their ability to generate an income stream characterized by their quality, quantity and desirability. Hence, analysis of a property in terms of its ability to provide sufficient net annual return on investment capital is an important means of developing a value indication. This estimate is developed in the Income Capitalization Approach by capitalizing the projected net income at a rate commensurate with investment risks inherent to the ownership of the property. Such conversion of income considers competitive returns offered by alternative investment opportunities. When properly applied, this approach is generally considered to provide a reliable indication of value for income-producing properties.

An initial step in the Income Capitalization Approach is to estimate the gross income, which can be generated by the appraised property. In the case of the subject property, stabilized occupancy needs to be estimated. Once this estimate is established, an estimate of effective gross income can be derived for the subject. Expenses are then deducted to arrive at a property's net operating income. The value of the property can then be estimated through two capitalization techniques: the Direct Capitalization Method and/or a Discounted Cash Flow Analysis (DCF).

The Direct Capitalization method was used because this method is most utilized by owners and developers of assisted living facilities when valuing proposed projects.



PROJECTED PERFORMANCE

In estimating income and expenses for the subject property, we have relied upon Management's budget as well as on our experience in appraising properties of this nature.

The data is analyzed on a per-bed-month basis and as a percentage of effective gross revenue. This data is summarized on the following pages. In addition to Management's budget, the operating data has been analyzed from four similar facilities.



Bressi Ranch Memory Care
Table 1 - Management's Projected Census Data

Unit Type	Available Beds	Available Bed Months	Year 1		Year 2	
Terrace Club						
Private Studio	6	72	60	6.3%	72	7.5%
Shared Suite (2 BDR/2 BA)	10	120	77	8.0%	108	11.3%
ActiveCare						
Private	9	108	55	5.7%	96	10.0%
Shared Suite (2 BDR/1 BA)	24	288	113	11.8%	264	27.5%
Semiprivate (1 BDR/1 BA)	8	96	47	4.9%	84	8.8%
Royal Club						
Private	5	60	36	3.8%	60	6.3%
Shared Suite (2 BDR/1 BA)	14	168	96	10.0%	144	15.0%
Semiprivate (1 BDR/1 BA)	4	48	30	3.1%	48	5.0%
Total	80	960	514	53.5%	876	91.25%
Occupancy Rate			53.54%		91.25%	



Bressi Ranch Memory Care
Table 2 - Income and Expense Data, Per Unit Month

	Year 1		Year 2	
	$	Bed Month	$	Bed Month
Revenue				
Room & Board	$2,602,672	$5,064	$4,498,500	$5,135
Personal Care	50,670	99	156,540	179
Other	0	0	0	0
Total Revenue	$2,653,342	$5,162	$4,655,040	$5,314
Expenses				
General/Administrative	$341,216	$390	$343,438	$392
Building and Grounds	229,327	262	246,318	281
Dietary	322,083	368	392,777	448
Housekeeping/Laundry	127,501	146	145,644	166
Personal Care	1,266,873	1446	1,457,083	1663
Activities	46,848	53	46,851	53
Marketing	150,852	172	150,856	172
Insurance	62,400	71	62,400	71
Property Taxes	150,144	171	150,144	171
Management Fee	116,393	133	232,752	266
Reserves	0	0	0	0
Total Expenses	$2,813,637	$3,212	$3,228,263	$3,685
Net Operating Income	-$160,295	-$312	$1,426,777	$1,629



Bressi Ranch Memory Care
Table 3 - Income and Expense Data, % of Revenue

	Year 1		Year 2	
	$	% of Revenue	$	% of Revenue
Revenue				
Room & Board	$2,602,672	98.1%	$4,498,500	96.6%
Personal Care	50,670	1.9%	156,540	3.4%
Other	0	0.0%	0	0.0%
Total Revenue	$2,653,342	100.0%	$4,655,040	100.0%
Expenses				
General/Administrative	$341,216	12.9%	$343,438	7.4%
Building and Grounds	229,327	8.6%	246,318	5.3%
Dietary	322,083	12.1%	392,777	8.4%
Housekeeping/Laundry	127,501	4.8%	145,644	3.1%
Personal Care	1,266,873	47.7%	1,457,083	31.3%
Activities	46,848	1.8%	46,851	1.0%
Marketing	150,852	5.7%	150,856	3.2%
Insurance	62,400	2.4%	62,400	1.3%
Property Taxes	150,144	5.7%	150,144	3.2%
Management Fee	116,393	4.4%	232,752	5.0%
Reserves	0	0.0%	0	0.0%
Total Expenses	$2,813,637	106.0%	$3,228,263	69.3%
Net Operating Income	($160,295)	-6.0%	$1,426,777	30.7%

V&
IG

Bressi Ranch Memory Care
Table 4 - Comparable Expense Data

	Proforma			1			2			3			4			Correlated		
	Subject 6255 Nygaard Street Carlsbad ,CA			Villa Alamar 45 East Alamar Ave Santa Barabara, CA			The Arbors at Rancho Pensaquitos 12979 Rancho Penasquitos Blvd. San Diego, CA			Confidential San Juan Capistrano, CA			Silverado Senior Living 335 Saxony Rd. Encinitas, CA			Subject 6255 Nygaard Street Carlsbad ,CA		
Available Beds	80			43			91			92			122			80		
Occupied Beds	73.00			41.25			75.08			78.02			103.21			75.20		
Available Bed Months	960			516			1,092			1,104			1,464			960		
Occupied Bed Months	876			495			901			936			1,239			902		
Occupancy	91.3%			95.9%			82.5%			84.8%			84.6%			94.0%		
	$	Bed Month	%	$	Bed Month	%	$	Bed Month	%	$	Bed Month	%	$	Bed Month	%	$	Bed Month	%
Revenue																		
Room & Board	$4,498,500	$5,135	96.6%	$2,449,411	$4,948	100.0%	$4,375,100	$4,856	100.0%	$6,417,583	$6,856	98.2%	$9,407,885	$7,596	97.9%	$4,640,276	$5,142	96.6%
Personal Care	156,540	179	3.4%	0	0	0.0%	0	0	0.0%	119,618	128	1.8%	204,460	165	2.1%	$161,258	179	3.4%
Other	0	0	0.0%	0	0	0.0%	0	0	0.0%	0	0	0.0%	0	0	0.0%	$0	0	0.0%
Total Revenue	$4,655,040	$5,314	100.0%	$2,449,411	$4,948	100.0%	$4,375,100	$4,856	100.0%	$6,537,201	$6,984	100.0%	$9,612,345	$7,761	100.0%	$4,801,534	$5,321	100.0%
Expenses																		
General/Administrative	$343,438	$392	7.4%	$195,784	$396	8.0%	$608,093	$675	13.9%	$419,341	$448	6.4%	$761,881	$615	7.9%	$360,960	$400	7.5%
Building and Grounds	246,318	281	5.3%	166,503	336	6.8%	385,156	427	8.8%	691,168	738	10.6%	935,452	755	9.7%	270,720	300	5.6%
Dietary	392,777	448	8.4%	186,600	377	7.6%	367,477	408	8.4%	550,657	588	8.4%	622,643	503	6.5%	406,080	450	8.5%
Housekeeping/Laundry	145,644	166	3.1%	0	0	0.0%	0	0	0.0%	0	0	0.0%	0	0	0.0%	148,896	165	3.1%
Personal Care	1,457,083	1,663	31.3%	859,454	1,736	35.1%	968,075	1,074	22.1%	2,071,675	2,213	31.7%	2,618,153	2,114	27.2%	1,556,640	1,725	32.4%
Activities	46,851	53	1.0%	0	0	0.0%	96,397	107	2.2%	288,297	308	4.4%	358,367	289	3.7%	90,240	100	1.9%
Marketing	150,856	172	3.2%	25,625	52	1.0%	125,623	139	2.9%	322,590	345	4.9%	463,664	374	4.8%	153,408	170	3.2%
Insurance	62,400	71	1.3%	53,436	108	2.2%	133,859	149	3.1%	90,543	97	1.4%	116,921	94	1.2%	62,400	69	1.3%
Payroll	0	0	0.0%	335,209	677	13.7%	0	0	0.0%	0	0	0.0%	0	0	0.0%	0	0	0.0%
Property Taxes	150,144	171	3.2%	28,123	57	1.1%	79,357	88	1.8%	94,928	101	1.5%	105,021	85	1.1%	164,300	182	3.4%
Management Fee	232,752	266	5.0%	134,002	271	5.5%	261,463	290	6.0%	326,860	349	5.0%	480,617	388	5.0%	240,077	266	5.0%
Reserves	0	0	0.0%	0	0	0.0%	0	0	0.0%	0	0	0.0%	0	0	0.0%	32,000	35	0.7%
Total Expenses	$3,228,263	$3,685	69.3%	$1,984,735	$4,010	81.0%	$3,025,499	$3,358	69.2%	$4,856,059	$5,188	74.3%	$6,462,720	$5,218	67.2%	$3,485,721	$3,863	72.6%
Net Operating Income	$1,426,777	$1,629	30.7%	$464,675	$939	19.0%	$1,349,600	$1,498	30.8%	$1,681,141	$1,796	25.7%	$3,149,625	$2,543	32.8%	$1,315,813	$1,458	27.4%
				Trended Year Starting 01/01/2007			Trended Year Starting 01/01/2007			Trended Year Starting 01/01/2007			Trended Year Starting 01/01/2007			Appraiser's Correlated		



OCCUPANCY

Of the facilities surveyed, the overall occupancy for assisted living facilities ranged from 90% to 99% with a weighted average of 95.1%. Memory care tends to be one component within an assisted living facility, and the occupancy for the memory care component alone at the surveyed competitors had a weighted average of 94.7%. Based upon the occupancy rates at the other facilities in the area, a stabilized occupancy rate for the subject of 94.0% is warranted.

We note that the owner's per bed month revenue estimate is $5,135 and the appraiser's per bed month revenue estimate is $5,142. The slight differential between these revenue estimates is created by the owner's weighted average calculation, which incorporates different occupancy levels for different unit types. The appraiser's estimate considers uniform occupancy for all of the unit types.

The following table summarizes the stabilized census and utilization estimates used in this analysis:

Bressi Ranch Memory Care
Table 5 - Stabilized Pro Forma Real Estate

Licensed Beds	80
Available Bed Months	960
Occupied Beds	75.2
Occupied Bed Months	902
Occupancy Rate	94.0%

REVENUE

Management has projected revenue from two categories: Room and Board, and Personal Care fees.

Rental Revenue

Room and Board includes the base rent for a room and three meals per day. A competitive analysis was performed earlier in the report. The owners estimated rents were reasonable and consistent with the market. A table depicting these rents is indicated below:



Revenue Estimates					
Unit Type	Beds	Total Units	Monthly Rate	Occupied Bed/Months	Total Income
Terrace Club (MCI)					
Private Studio	6	6	$3,500	68	$236,880
Shared Suite (2 BDR/2 BA)	10	5	$3,100	113	$349,680
	16	11		180	$586,560
ActivCare					
Private	9	9	$5,500	102	$558,360
Shared Suite (2 BDR/1 BA)	24	12	$5,100	271	$1,380,672
Semiprivate (1 BDR/1 BA)	8	4	$4,700	90	$424,128
	41	25		462	$2,363,160
Royal Club					
Private	5	5	$240/day	56	$411,494
Shared Suite (2 BDR/1 BA)	14	7	$215/day	158	$1,032,165
Semiprivate (1 BDR/1 BA)	4	2	$180/day	45	$246,897
	23	14		259	$1,690,556
Facility Totals	**80**	**50**		**902**	**$4,640,276**

Personal Care Services

The subject will generate additional revenue for personal care services. This includes incontinence care and personal supplies/bedding. The estimated cost of these services is $400 per month for incontinence care and $35 per month for personal supplies/bedding.

Total Revenue

The estimated revenue for the stabilized year is utilized in the analysis is summarized as follows:

	$	Bed Month	% of Rev.
Revenue			
Room and Board	$4,640,276	$5,142	96.6%
Personal Care	161,258	179	3.4%
Other	0	0	0.0%
Total Revenue	$4,801,534	$5,321	100.0%



OPERATING EXPENSES

Operating expenses consist of variable expenses that change with the occupancy, fixed expenses that do not change with occupancy and reserves for replacement of short-lived items. Operating expenses are analyzed on a unit-month basis and as a percentage of net revenue. An explanation of expense categories follows:

General/Administrative
This category includes all wages and salaries associated with general administration as well as office supplies, telephone, education, professional and legal fees, travel and bad debt. Management's stabilized budget indicates an expense of $393 per bed month which equates to 7.4% of net revenue. The expense comparables ranged from $396 per month to $675 per bed month with a median of $532. As a percentage of revenue the comparables ranged from 6.4% to 13.9% with a median of 8.0%. An estimate of $400 per bed month is utilized in this analysis, which represents 7.5% of net revenue.

Building and Grounds
This category includes all wages and salaries associated with the maintenance staff, as well as utilities, supplies, and normal maintenance and repairs. Management's stabilized budget indicates an expense of $281 per bed month, or 5.3% of net revenue. It is notable that the expense comparables combine this category with the housekeeping and laundry expense. As such, the expense comparables indicate a range of $336 to $755 per bed month and 6.5% to 10.6% of net revenue. As a result, Management's estimate is significantly lower than the expense comparable indications. An estimate of $300 per bed month is utilized in our analysis, and a separate category is included for housekeeping and laundry. This estimate represents 5.6% of net revenue.

Dietary
This category includes all wages and salaries expenses for dietary personnel, raw food costs, dietary supplies and nutritional supplements. Management's stabilized budget indicates an expense of $448 per bed month and 8.4% in net revenue. The expense comparables range from $377 to $588 per bed month and 6.5% to 8.4% of net revenue. An estimate of $450 per bed month is utilized in this analysis.

Housekeeping/Laundry
This category includes wages and salaries for housekeeping and laundry staff and all housekeeping and laundry related supplies. Management's stabilized budget indicates an expense of $166 per bed month and 3.1% of net revenue. As noted in the discussion of building and grounds, the expense comparables combined this expense category with building and grounds. An estimate of $165 per bed month is utilized, which represents 3.1% of net revenue.

When combining housekeeping and laundry with building and grounds, the total expense estimate would be $465 per bed month and 8.7% of net revenue. This is still



within the range of the expense comparables exhibited for the building and grounds expenses when considering that combined category.

Personal Care
This category involves the costs of all wages and salaries associated with providing personal care services as well as related supplies. Management's stabilized budget indicates an expense of $1,663 per bed month, which represents 31.3% of net revenue. The expense comparables indicate a range of $1,074 to $2,213 per bed month with 22.1% to 35.15% of net revenue. An estimate of $1,725 per bed month is utilized in this analysis, which represents 32.4% of net revenue.

Activities
This category includes the costs of all wages and salaries associated with activities as well as related supplies. Management's stabilized budget indicates an expense $53 per bed month, or 1.0% of net revenue. The expense comparables ranged from $107 per month to $308 per bed month with a median of $289. This represents 2.2% to 4.4% of net revenue. An estimate of $100 per bed month is utilized in this analysis, which represents 1.9% of net revenue.

Marketing
This category includes marketing and public relations expenses. Management's stabilized budget indicates an expense $172 per bed month, or 3.2% of net revenue. The expense comparables ranged from $52 per month to $374 per bed month with a median of $242. This represents 1.0% to 4.9% of net revenue. An estimate of $170 per bed month is utilized in this analysis, which represents 3.2% of net revenue.

Insurance
This includes both professional liability and property insurance for the subject facility. Liability and property insurance has dramatically increased over the past several years due to industry-wide increased claims from patients. Management's stabilized budget indicates an expense $71 per bed month, or 1.3% of net revenue. The expense comparables ranged from $94 to $149. An estimate of $71 per unit month is utilized in this analysis, which represents 1.3% of net revenue.

Benefits/Payroll Taxes
This category involves the costs associated with employee benefits. Management has included payroll and benefit expenses within the individual expense departments. No analysis is required.

Property Taxes
This category includes real estate taxes. This expense is based upon the current tax rate applied to the real property estimate, excluding intangible asset value.



Estimated California Property Tax Calculation	
NOI before taxes, but after direct assessments	$1,480,113
Overall Capitalization Rate plus tax rate	11.0408%
Estimated transfer price	$13,405,862
Tax Rate	1.0408%
Estimated Taxes	$139,527
Direct Assessments	$24,796
Total taxes	$164,323
Rounded	$164,300

Management Fee
Management fees typically range from 4% to 6% of net revenue (effective gross income) for healthcare facilities of the subject's scope and level of services. Based on the relatively small size of the subject, a management fee at the upper end of the range is warranted. A 5% management fee has been utilized in this analysis.

Reserves
Reserves for replacement are not included in the subject's historical operating statements. This reserve is for the replacement of short-lived items, general modernization and renovation. Reserves are estimated at $400 per unit.

Total Expenses

The historical expenses are compared to the estimated expenses in the following table:

Bressi Ranch Memory Care - Summary of Operating Expenses			
	Management's Pro Forma		
	Year 1	Year 2	Correlated
Total Expenses	$2,813,637	$3,228,263	$3,485,721
Per Bed Month	$3,212	$3,685	$3,865
% of Revenue	106.0%	69.3%	72.6%

The correlated expenses are slightly higher than Management's stabilized budget due to an analysis of operating data at comparable facilities. In addition, the correlated analysis includes reserves for replacements, which were not included in Management's pro forma.

The following table compares the comparable expense data to the subject:



Bressi Ranch Memory Care - Summary of Comparable Expense Data					
Comparable	1	2	3	4	Correlated
Total Expenses	$1,984,735	$3,025,499	$4,856,059	$6,462,720	$3,485,721
Per Bed Month	$4,010	$3,358	$5,188	$5,218	$3,865
% of Net Revenue	81.0%	69.2%	74.3%	67.2%	72.6%

The comparable data ranges from $3,358 to $5,218 per unit month from 67.2% to 81.0% of net revenue. The correlated expenses are toward the low end of range of the comparable expense data on a per-bed-month basis, but toward the middle of the range in terms of percentage of net revenue.

NET OPERATING INCOME (NOI)

In this analysis, the net operating income has been considered before deducting depreciation and interest because these items are accounted for in the capitalization rate. Depreciation is a provision for the recapture of historical costs and is a non-cash item. The debt-service component is excluded because the charge for debt is a component of the capitalization rate.

The revenue and expenses used in this analysis are summarized in Table 5 below:



Bressi Ranch Memory Care
Table 5 - Stabilized Pro Forma Real Estate

Licensed Beds		80	
Available Bed Months		960	
Occupied Beds		75.2	
Occupied Bed Months		902	
Occupancy Rate		94.0%	

	$	Bed Month	% of Rev.
Revenue			
Room and Board	$4,640,276	$5,142	96.6%
Personal Care	161,258	179	3.4%
Other	0	0	0.0%
Total Revenue	$4,801,534	$5,321	100.0%
Expenses			
General/Administrative	$360,960	$400	7.5%
Building and Grounds	270,720	300	5.6%
Dietary	406,080	450	8.5%
Housekeeping/Laundry	148,896	165	3.1%
Personal Care	1,556,640	1725	32.4%
Activities	90,240	100	1.9%
Marketing	153,408	170	3.2%
Insurance	62,400	71	1.3%
Property Taxes	164,300	182	3.4%
Management Fee	240,077	266	5.0%
Reserves	32,000	35	0.7%
Total Expenses	$3,485,721	$3,865	72.6%
Net Operating Income	$1,315,813	$1,458	27.4%



CAPITALIZATION PROCESS

After estimating cash flow from operations, it is necessary to process it into a value. This has been accomplished via the Direct Capitalization Method. In this method, a capitalization rate is used to convert the estimate of stabilized net operating income into a value. This rate should represent the annual rate of return necessary to attract investment capital. Inherent in our selected overall capitalization rate is both a return on, and of, invested capital.

Capitalization rates are derived from the market, and rates achieved by the sales used in the Sales Comparison Approach are reviewed. These sales, together with their capitalization rates, are summarized as follows:

Sale	Number of Beds	Date of Sale	Sales Price	OAR
1	169	Oct-08	$34,000,000	8.2%
2	147	Aug-08	$26,250,000	6.5%
3	159	Apr-08	$23,000,000	8.7%
4	104	Jan-08	$10,600,000	8.0%
5	97	Contract	$12,200,000	10.2%

While differences exist in terms of both the comparable sales and the local markets in which they operate, the properties would compete with the subject for investors' dollars. The comparable data indicates a range of capitalization rates between 6.5% and 10.2%. Market participants have indicated that capitalization rates have been on the rise since October 2008 when the financial markets began to encounter distress. There have been very few recent sales as a result of the difficulties in obtaining financing. Sale 5 represents the most recent transaction and has yet to close. Given the age of the comparable sales, it is likely that the capitalization rates indicated would not be achievable today.

We have also considered published surveys of investors in long-term care facilities. *The Senior Care Acquisition Report, Fourteenth Edition, 2009*, produced by Irving Levin and Associates, Inc., indicates that the average assisted living and independent living capitalization rates for 2008 were 9.0% and 8.6%, respectively. The following chart illustrates the average and median trend line:


Average Capitalization Rates
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008
Median
Average

The National Investor Center (NIC) for the seniors and healthcare industries gathers quarterly information on the sale of senior care facilities. The most recent quarterly (9/30/09) results are summarized in the following table:

	Capitalization Rates			Number of
Property Type	Low	Average	High	Properties
Congregate	8.00%	8.80%	9.50%	12
Assisted Living	8.50%	9.60%	13.00%	37
Nursing Homes	7.20%	13.20%	20.20%	145
CCRCs	9.50%	10.50%	11.50%	6

Capitalization rates reported in these published sources take into account reserves for replacement and management fees.

Based upon the financial history of the subject and the demand for assisted living services in the area, a capitalization rate of 10.0% is appropriate for the subject property.



Applying the capitalization rate to the net operating income results in the following computation of value:

Net Operating Income		Capitalization Rate		Indicated Value
$1,315,813	x	10.0%	=	$13,158,131
Rounded				$13,150,000

AS COMPLETE VALUATION

At the request of the client, we are presenting an as-complete valuation. An as-complete value represents the value of the property when construction has been completed, but the property has not been occupied. In consideration of the Income Capitalization Approach to value, a value differential exists, as the property is not yet receiving income compared to when the property is at stabilized occupancy. In the previous sections of this report, the financial analysis considers the property only at stabilized occupancy and this final step is required to measure the impact of the stabilization process on the newly completed building.

In order to determine the as complete value, the costs, loss revenue as well as entrepreneurial incentive is subtracted from the stabilized value. Revenue loss is based upon the average difference in gross revenue created by occupancy levels during the initial lease up of the property. Marketing cost is based upon the expense associated with increasing the actual census to the projected stabilized census. Entrepreneurial incentive is estimated at 10% of the as-is value.

In order to determine the lost revenue, the time it will take to occupy the property must be projected. The next section addresses the absorption of the subject unit during the lease up period.

ABSORPTION

Comparable absorption data is limited due to a lack of recently constructed assisted living and memory care facilities in San Diego County.



The owners of the subject property have indicated that they will achieve 91% occupancy in 12 months. This indicates that they will lease approximately 6.125 units per month. The current market occupancy is 94.7%. This analysis has set stabilized occupancy at 94.0%. The owners/developers have supported their absorption estimate by referencing their experience at Las Villas del Norte in Escondido. That facility was constructed in 2007 and contains 35 assisted living units, of which 12 are memory care units. That facility leased all 35 units within 90 days. This indicates that approximately 11.6 units were leased each month on average. This property had two factors that influenced this absorption rate. The first factor was the overall economy, which was stronger. The second factor is the facility already operates a skilled nursing facility and, as such, had an established marketing presence. These factors helped speed absorption. As indicated in the table below, absorption rates over 10 units per month seem unachievable in the current economy.

Facility	City	Facility Type	Year Built	Total Units	Occupied Units	Months	Absorption Rate
Fairwinds - Woodward Park	Fresno	Instrumental Assisted	2008	51	18	12	1.5
Chateau Harveston	Temecula	Instrumental Assisted	2008	115	12	1.3	9.2
Golden Oaks	Yucaipa	Instrumental Assisted	2007/08	118	80	17	4.7
Sunrise of Playa Vista	Playa Vista	Assisted Living	2006	80	44	5	8.8
The Fair Oaks of Regency Park	Pasadena	Assisted Living	2004	89	82	17	4.8
Wildwood Canyon Villa	Yucaipa	Assisted Living	2004	83	77	21	3.7
						Min	1.5
						Max	9.2
						Mean	5.5
						Median	4.8

These six facilities indicate absorption rates of 2.2 to 9.2 units per month, with a median absorption of 5.6 units per month.

Fairwinds – Woodward Park is an upscale independent and assisted living facility that was completely remodeled in 2007 and 2008, including the addition of 51 units in 2008. According to the facility representative, the new units opened in August 2008 and, as of August 2009, approximately 35% of the units (18 units) had been rented (1.5 units per month). These units have some of the highest rates in the facility's market and have been hampered by the pronounced economic downturn in California's central valley.



Chateau Harveston opened in September 2008 and had 12 residents plus 20 to 25 deposits as of October 2008. Golden Oaks opened in March 2008 and as of August 2009, were at an occupancy of 68% (80 out of 118 units), which the marketing director considered on target. These two instrumental assisted living facilities (as well as Wildwood Canyon Villas) are located in Riverside County, which has been hit very hard by the single-family value declines. Sunrise of Playa Vista and The Fair Oaks of Regency Park are upscale and are located in more affluent neighborhoods. Sunrise of Playa Vista is in a rapidly growing multifamily residential area in West Los Angeles and The Fair Oaks is in an established mixed-use neighborhood in Pasadena. Wildwood Canyon Villa is similar to the subject in terms of physical plant and located in a similar neighborhood. The instrumental assisted living facilities were constructed more recently than the assisted living facilities. The subject's location has also experienced a significant decline in single-family home values.

Based on the absorption data, and the lack of new product coming online, an absorption rate of 5.58 units per month upon opening is used in this analysis, which is toward the middle of the range of the comparables. This absorption rate estimate indicates that, assuming eight (10%) of the units are pre-leased, a period of 12 months will be required to achieve stabilized occupancy.



Bressi Ranch Memory Care Table 6 - As Complete Valuation			
Prospective Stabilized Value			$13,158,131
Revenue Loss:			
Monthly Stabilized NOI	$109,651		
Monthly Current NOI*	0		
Monthly Difference	$109,651		
Average Monthly Loss	$54,826		
Number of Month to Stabilization	12		
Revenue Loss		$657,907	
Marketing:			
Stabilize Occupancy	75		
Current Occupied Beds	8		
Beds to be Absorbed	67		
Marketing Cost Per Bed	3,750		
Marketing Costs		$252,000	
Prospective Stabilized Value	$13,158,131		
As Complete Value	12,150,000		
Difference	$1,010,000		
Entrepreneurial Profit Percentage	10.0%		
Entrepreneurial Profit		$101,000	
Indicated As Complete Value			$12,147,225
Rounded			$12,150,000
* Projected Upon Completion prior to lease up			

INCOME CAPITALIZATION APPROACH SUMMARY

It is our opinion that the value of the subject facility, in fee simple, via the Income Capitalization Approach, is represented below:

Income Capitalization Approach Value Conclusions	
As Complete	$12,150,000
As Stabilized	$13,160,000



CORRELATION OF VALUE

Three traditional approaches to value have been considered. While the approaches are independently developed, the same fundamental principles of valuation and economics form the logical basis for each approach. The indications of value by the three approaches are as follows:

	As Is	As Complete	As Stabilized
Cost Approach	N/A	N/A	$13,130,000
Sales Comparison Approach	$2,940,000	N/A	$13,500,000
Income Capitalization Approach	N/A	$12,150,000	$13,160,000

The Cost Approach is indicative of the value of the land plus the depreciated replacement cost of the building, land improvements and equipment. The Cost Approach, as performed herein, failed to include all of the intangible assets, such as, but not limited to, the assembled work force, business enterprise assemblage, referral network, marketing plan, systems and procedures. In comparison to the other two approaches, its applicability is considered less relevant than both the Sales Comparison and Income Capitalization approaches.

The Sales Comparison Approach reflects competitive conditions based on the value of the assets, business enterprise, and other intangible assets associated with the operation of an memory care/assisted living facility. In the case of special-purpose properties such as the subject, this approach is particularly difficult to apply due to the subjectivity involved in making adjustments for intangible assets and numerous economic considerations that are not always known. The comparable sales used in our analysis are located in California. The Sales Comparison Approach in this appraisal is considered less relevant than the Income Capitalization Approach.

Our estimate of net operating income for the subject is based on management's pro forma as well as market data based on our surveys. The financial data provided by management has been relied upon, as well as our experience in appraising facilities of this kind. The estimate of income and expenses is a reasonable estimate compared to industry standards and comparable facilities. The capitalization rate was derived from the marketplace based upon the sales of similar facilities and a review of other



current market data. Overall, the Income Capitalization Approach, utilizing the Capitalization Method, is the best indicator of value for the fee simple interest in the subject property.

Therefore, it is estimated that the as-is, fee simple, market value of the subject vacant land, as of January 27, 2010, is reasonably represented in the following rounded amount:

$2,940,000

Based on the procedures outlined in this report, it is estimated that the prospective market value of the fee simple interest, upon stabilized occupancy in the property identified as Bressi Ranch Memory Care, as of February 1, 2012, is in the rounded amount of:

$13,200,000

This value may be allocated as follows:

Land	$2,940,000
Improvements	9,470,000
Equipment	720,000
Business	70,000
Total	$13,200,000

It is also estimated that the prospective market value of the fee simple interest upon completion of this improvements in the property identified, as Bressi Ranch Memory Care, as of February 1, 2011, is in the rounded amount of:

$12,150,000

Exhibit

A

AREA MAP



Peters Canyon Reservoir
Perris
San Jacinto
Hemet
Homeland
Valle Vista
San Bernardino National Forest
Tustin
Santiago Canyon Rd
Santiago Peak
Railroad Canyon Reservoir
RIVERSIDE
Sun City
Canyon Lake
ORANGE
Lake Elsinore
Rancho Santa Margarita
Mission Viejo
Lakeland Village
Wildomar
Lake Forest
Laguna Hills
CALIFORNIA
Lake Skinner
Laguna Niguel
Laguna Beach
Murrieta
Temecula
Dana Point
San Juan Capistrano
Cleveland National Forest
Agua Tibia Wilderness
San Clemente
Fallbrook
Pala I.R.
Camp Pendleton Marine Corps Base
La Jolla I.R.
Vista
SUBJECT
Gulf of Santa Catalina
San Marcos
SAN DIEGO
Escondido
Pacific Ocean
Encinitas
Ramona
Rosemont
Solana Beach
Del Mar
Poway
San Vicente Reservoir
Barona I.R.
Lake Miramar
El Capitan Reservoir
Santee
San Diego
Lakeside
Bostonia
El Cajon
Loveland Reservoir
La Mesa
Spring Valley
0 mi
5
10
15
20

NEIGHBORHOOD MAP


Vista
Sycamore Ave
S Melrose Dr
Park Center Dr
Scott St
Palmer Way
Impala Dr
S11
Faraday Ave
Priestly Dr
Loker Ave W
Loker Ave E
Palomar Airport Rd
S12
Palomar Airport Rd
McClellan-Palomar Airport
SUBJECT
Rancho Bravado
Melrose Dr
Yarrow Dr
S11
Carlsbad
El Camino Real
Camino Vida Roble
Poinsettia Ln
Via Conquistador
Rancho Pancho
Carrillo Way
Melrose Dr
El Fuerte St
Cassia Rd
Poinsettia Ln
La Golondrina St
Cacatua St
Xana Way
Lapis Rd
S11
Abedul St
Alga Rd
Unicornio St
Dove Ln
Cazadero Dr
Argonauta St
Aviara Pky
Alga Rd
Mimosa Dr
Alicante Rd
Babilonia St
0 mi
0.2
0.4
0.6
0.8
1



COTTAGE DRIVE


NORTH

ASSISTED LIVING FACILITY

COURT AND GARDENS

PALOMAR ROAD

TOWN GARDEN RD.

NYGAARD ST.

PARTERRE

1881 Hayes Avenue San Diego, CA 92103

LANDSCAPE ARCHITECT OF WORK


CALIFORNIA

EXPIRES 10/31/10

BRESSI RANCH ASSISTED LIVING FACILITY

HEALTH CARE GROUP
9619 CHESAPEAKE DR. STE 103
SAN DIEGO, CALIFORNIA 92123

LANDSCAPE CONCEPT PLAN

CITY OF CARLSBAD, CALIFORNIA

PLAN CHECK/BID SET DRAWINGS - 9/21/09

Royal Club Wing #4
ActivCare Wing #3
MCI Wing #1
ActivCare Wing #2
MATCH LINE



MAIN LEVEL PLAN - Reference

Scale: 3/32"=1'-0"



Bressi Ranch
Assisted Living Facility

MAIN LEVEL PLAN - Reference

JAMES H. WHEELER
ARCHITECT, INC

STATE OF CALIFORNIA

A2.1

LEGAL DESCRIPTION OF THE LAND

Lot 2 of Carlsbad Tract No. CT 03-03 in the City of Carlsbad, County of San Diego, State of California according to Map thereof No.14800 filed in the office of the County Recorder of San Diego County on May 21, 2004

Chapter 21.38 - P-C PLANNED COMMUNITY ZONE*

Sections:

21.38.010 - Intent and purpose.

The intent and purpose of the P-C, planned community zone, is to:

(1)
Provide a method for and to encourage the orderly implementation of the general plan and any applicable specific plans by the comprehensive planning and development of large tracts of land under unified ownership or developmental control so that the entire tract will be developed in accord with an adopted master plan to provide an environment of stable and desirable character;

(2)
Provide a flexible regulatory procedure to encourage creative and imaginative planning of coordinated communities involving a mixture of residential densities and housing types, open space, community facilities, both public and private and, where appropriate, commercial and industrial areas;

(3)
Allow for the coordination of planning efforts between developer and city to provide for the orderly development of all necessary public facilities to insure their availability concurrent with need;

(4)
Provide a framework for the phased development of an approved master planned area to provide some assurance to the developer that later development will be acceptable to the city; provided such plans are in accordance with the approved planned community master plan; and

(5)
Ensure that all new and, as appropriate, existing master plans reserve a site or sites for community facilities uses which benefit the community as a whole by satisfying social/religious/human service needs pursuant to Chapter 21.25 of this code.

(Ord. NS-579 § 2, 2001: Ord. 9458 § 1 (part), 1976)

21.38.020 - Permitted uses and structures.

In the P-C, planned community, zone the permitted uses and structures shall be established by a master plan of development approved in accordance with this chapter which may include any use found to be necessary and desirable for a community planned in accordance with the purposes of this chapter, provided that such permitted uses and structures shall be consistent with the general plan and applicable specific plans. Prior to approval of a master plan, the property may be used as permitted by Chapter 21.07 for the E-A exclusive agriculture zone. After approval of a master plan, such agricultural uses may be continued if the master plan so provides.

(Ord. NS-579 § 3, 2001: Ord. NS-409 § 19, 1997: Ord. 9458 § 1 (part), 1976)

21.38.021 - Community facilities sites required.

All new master plans shall include graphic plans and text to reserve a site within the master plan area for community facilities uses pursuant to Chapter 21.25 of this code.

(Ord. NS-579 § 4, 2001)

21.38.025 - Second dwelling units.

Second dwelling units are permitted according to the provisions of Section 21.10.030 in areas designated by a master plan for single-family detached dwellings. For second dwelling units proposed on standard lots (minimum seven thousand five hundred square feet in area) which are developed with detached single-family residences, the development standards of Chapter 21.10 shall apply. For second dwelling units proposed on substandard lots (less than seven thousand five hundred square feet in area) which are developed with detached single-family residences, the development standards of Chapter 21.45 shall apply.

(Ord. NS-718 § 16, 2004; Ord. NS-663 § 11, 2003; Ord. NS-283 § 6, 1994)

21.38.030 - General provisions.

(a)
The P-C zone may be established on parcels of land which are suitable for and of sufficient size to be planned and developed in a manner consistent with the purposes and objectives of this chapter. No P-C zone shall include less than one hundred acres of contiguous land.

(b)
All land in each proposed planned community shall be held in one ownership or shall be under unified control unless otherwise authorized by the city council. For the purposes of this section, the written agreement of all owners in the planned community to develop in accord with the master plan as approved indicates unified control.

(c)
An owner may transfer sections of the development. The transferee shall be required to use the property in accord with the approved master plan.

(d)
A planned community shall be subject to all other applicable provisions of Title 20, Subdivisions, and Title 21, Zoning, of this code. Where a conflict in regulation occurs, the regulations specified in this chapter or the approved master plan shall control.

(Ord. 9458 § 1 (part), 1976)

21.38.040 - Master plan required.

Prior to the approval for any permits for development on property zoned P-C, planned community, a master plan of development must be approved by the city council in accord with the provisions of this chapter. A master plan when approved by ordinance shall establish the regulations for the development of the planned community within the P-C zone, and the regulations shall become a part thereof.

(Ord. 9458 § 1 (part), 1976)

21.38.050 - Application.

An application for approval of a master plan shall be made to the city council through the planning department and planning commission in accordance with procedures set forth below:

(1)
An application for a master plan may be made by the record owner or owners, or their duly authorized agents, of the subject property. It shall be filed with the planning director and must contain the signatures of the record owner or owners of the subject property.

(2)
The planning commission may prescribe the form and content for such application.

(3)
A fee in an amount established by city council resolution shall be paid when the application is filed.

(4)
The application shall be accompanied with a preliminary master plan graphic and text, open area plan, and sign program.

(Ord. NS-675 §§ 76 (part), 81 (part), 2003; Ord. 1261 § 44 (part), 1983; Ord. 1256 § 13 (part), 1982; Ord. 9568 § 3 (part), 1980; Ord. 9458 § 1 (part), 1976)

21.38.060 - Contents of master plan.

A master plan for the development of a planned community shall consist of the following:

(1)
Graphic plans of the proposed development that include the following:

(A)
A map and legal description of the property with a north point scale not less than one inch equals two hundred feet, showing the date of preparation and the name and address of the plan's preparer, be it company or person, is required.

(B)
Location of the various land uses shall be indicated by the use of zone designations of development zones and overlay zones as

provided in this title. Development of property within the area of each such zone shall be subject to the regulations of the indicated zone unless specifically modified as a part of the master plan approval. All master plans shall allow a maximum building height of thirty feet and two stories if a minimum roof pitch of 3/12 is provided or twenty-four feet and two stories if less than a 3/12 roof pitch is provided for single-family and duplex projects on lots with a lot area less than twenty thousand square feet in size. Lots with a lot area of twenty thousand square feet or greater and zoned R-1 and specifying a -20 or greater area zoning symbol by the master plan may have a building height limit of thirty-five feet and three stories with a minimum roof pitch of 3/12 provided. A master plan may impose a lower building height limit than those stated in this section in its development standards. Neighborhood commercial uses within a master plan shall conform to Section 21.26.030 of the C-1 zone. Tourist-oriented commercial uses within a master plan shall conform to Section 21.29.060 of the C-T zone. All other commercial uses within a master plan shall conform to the building height regulations contained in Section 21.28.030 of the C-2 zone. All industrial uses within a master plan shall conform to the building height regulations as contained in Section 21.34.070 (1) of the P-M zone. Office uses shall conform to Section 21.27.050 (3) of the O zone.

(C)
An integrated open space program that is at least fifteen percent of the total master planned area is required, except that the city council may reduce this amount if the proposed open space is found to be adequate and is integrated with a proportional amount of off-site open space. This open space program shall address four separate categories of open space including:

Land uses considered as open space for purposes of this chapter are properties that are publicly or commonly owned for the benefit and use of the public or residents of the community such as parks, recreation facilities, greenbelts that are at least twenty feet wide, natural areas that are at least ten thousand square feet in area, bikeways and pedestrian paths. These areas are to be indicated in the master plan and not used for any other purpose.

(i)
Open space for the preservation of natural resources;

(ii)
Open space for the managed production of resources;

(iii)
Open space for outdoor recreation; and

(iv)
Open space for public health and safety.

(D)
Specific development provisions to be applied such as a planned unit development permit or a conditional use permit shall be indicated. Development of property within areas so indicated shall be in accord with the terms of the permit and the provisions of this title applicable to such permits.

(E)
The location of public and quasi-public facilities such as schools, fire stations, transmission lines and booster stations shall be indicated.

(F)
The locations of major circulation systems and collector streets and their relationship to the circulation element shall be indicated. Bikeways, pedestrian paths, interconnecting open space areas and other special access means shall also be shown.

(G)
Facilities for water supply and sewerage disposal, including sewer and water trunk lines, fire station sites, storm drainage and flood control structures and any other public facility needed to properly service the proposed community shall be indicated.

(H)
Phasing of development shall be indicated. adequate public facilities, open space, recreation areas and street systems shall be provided for each phase.

(I)
A map showing topographical contours at no less than twenty-five foot intervals. Existing trees and other natural features shall be indicated on such map.

(J)
Proposed development shall be consistent with the topography to reduce the amount of grading. The graphic is to indicate where significant grading is anticipated and for what reasons it is necessary.

(2)
A text shall accompany the graphic and shall include in the order as listed below:

(A)
A description of each type of land use by acre and area indicating the number and type of anticipated dwelling units in each of the residential areas, anticipated uses in the commercial, industrial zones and the land area for parks, schools, common open area and other public facilities and community services. For each of the open space categories identified in Section 21.38.060(1)(C), the master plan text shall also include a description of the resource type/environmental constraint being preserved or avoided or the types of recreational facilities proposed within recreational open space areas, and a program for preserving and/or maintaining the open space areas,

(B)
Land use and public facility economic impact report that contains the following:

(i)
Justification for the proportions of the various land uses based on the projected population and acceptable marketing or planning techniques,

(ii)

Projected fiscal impacts the development will have on the ability of the city and other governmental or quasi-public agencies to provide necessary services. This report shall include the approximate cost of dwelling units, anticipated land and sales taxes to the city and costs of necessary public services. The report shall be prepared by an economic consultant independent of the applicant but at the applicant's expense,

(C)
Special development regulations, including any modifications of zone designation regulations,

(D)
A program to meet the needs for parks, schools and other public facilities based on the anticipated population of the community and the timing of its development,

(E)
Method to be employed for the maintenance of commonly held private land such as open space, recreation areas, street and parking areas. Some possible methods, depending on the circumstances, are maintenance by developer, homeowners' association, maintenance district, or city,

(F)
Phasing schedule indicating the timing for each section of the development, what public facilities, open space, recreation facilities or amenities will be provided with each phase,

(G)
Special requirements as requested by the applicant or required by the city council which may include, but are not limited to, any of the matters which may be regulated by specific plan pursuant to Section 65451 of the Government Code,

(H)
Measures to be used to mitigate any adverse environmental impact as noted in the adopted environmental impact report for the project;

(3)
A landscape open area plan that includes all open spaces as required by this chapter and all other such areas proposed for the development. This plan shall include a graphic indicating areas to be landscaped, left natural, used as recreation, open space and bike or pedestrian ways. In addition, the plan shall include the proposed ownership, and indicate who shall have the responsibility for the maintenance of the various types of open areas;

(4)
A community identification sign program that, in addition to signs otherwise permitted, the master plan area will show community entrance signs, directional signs and temporary informational signs. The program may include the following:

(A)
Graphic representation of design motif,

(B)
Location of permanent community entrance, directional and informational signs,

(C)
Type, number and dimensions of temporary informational and directional signs that will be used during development only,

(D)
Special sign program for the commercial and industrial portion of the community including standards for development based on sign area footage per lineal foot, face of building and sign height maximums. A community identification sign program is in addition to those signs permitted in Chapter 21.41, but in no case may the sign program exceed that allowed for community identity signs in Chapter 21.41. If no community identification sign program is desired, the master plan text shall so indicate;

(5)
Park land dedications may be required as a condition of all master plans. All park land required shall be dedicated up front, concurrent with the approval of the first final map within the master plan area. Prior to dedicating park land over to the city, the master plan applicant shall be required to submit the following information to the city:

(A)
The master plan shall identify the location and acreage of the park site on the land use map and shall also include a discussion of the park in the master plan text. Prior to final adoption of the master plan the applicant shall enter into a recordable agreement with the city, and agreeable to the city, which generally depicts the location of the park site on a map and also contains provision whereby the developer agrees to dedicate the described park area when required under this section,

(B)
This park area shall be dedicated to the city prior to the adoption of the first final map within the master plan area,

(C)
The master plan shall include the location of the park, biological and soils analysis of the site along with a cultural resources inventory and any other environmental reports as may be required by the planning director, and a conceptual development plan of the park to the satisfaction of the community services director,

(D)
The applicant shall also provide, in writing, a statement as to whether or not the park site has ever been used for the disposal or storage of toxic wastes pursuant to Section 25300 et seq. of the Health and Safety Code.

(Ord. NS-286 § 6, 1994; Ord. NS-204 § 10, 1992; Ord. NS-180 § 24, 1991; Ord. 9838 §§ 1—3, 1987; Ord. 9458 § 1 (part), 1976)

21.38.070 - Exception to master plan.

Areas within a master plan may be reserved for future planning, provided such areas do not exceed forty percent of the entire master plan area. Such reserved areas shall be so indicated and will require amendment to the master plan to include all required contents prior to development.

(Ord. 9458 § 1 (part), 1976)

21.38.080 - Prefiling procedure.

Prior to filing an application for a master plan, an applicant may prefile the proposal with the planning director for review. The planning director shall contact interested departments and agency personnel and arrange any necessary meetings with the applicant. This procedure may involve a review of the general outline of the proposal. After review, the planning director shall furnish the applicant with written comments regarding the review conferences including recommendations as appropriate to inform and assist the applicant prior to the applicant's formal application for master plan approval. The planning director shall submit written comments within twenty days after completion of review or within thirty days after receiving written request for such comment from the applicant.

(Ord. NS-675 §§ 76 (part), 77 (part), 2003; Ord. 1256 § 7 (part), 1982; Ord. 9458 § 1 (part), 1976)

21.38.090 - Planning director's duties.

The planning director shall set a master plan for hearing before the planning commission within sixty days of receipt of a complete application. The hearing date may be extended beyond sixty days provided there is written concurrence from the applicant. The public hearing shall be noticed and held in accordance with the provisions of Chapters 21.52 and 21.54. A staff report containing recommendations on the plan shall be prepared and furnished to the public, the applicant, and the planning commission prior to the hearing.

(Ord. NS-675 § 76 (part), 2003; Ord. 1256 § 7 (part), 1982; Ord. 9458 § 1 (part), 1976)

21.38.100 - Planning commission duties.

The planning commission shall hear and consider the application for a master plan and shall prepare recommendations and findings for the city council including all matters set out in Section 21.38.110. The action of the commission shall be filed with the city clerk, and a copy shall be mailed to the applicant.

(Ord. 9458 § 1 (part), 1976)

21.38.110 - City council action.

(a)
When the planning commission action is filed with the city clerk, the clerk shall set the matter for public hearing before the city council, to be noticed and held in accordance with the provisions of Chapters 21.52 and 21.54.

(b)
The city council shall hear the matter, and after considering the findings and recommendations of the planning commission, may by ordinance approve a master plan if, from the evidence presented at the hearing, the council finds that all of the following facts exist:

(1)
The proposed development as described by the master plan is consistent with the provisions of the general plan and any applicable specific plans.

(2)
All necessary public facilities can be provided concurrent with need and adequate provisions have been provided to implement those portions of the capital improvement program applicable to the subject property.

(3)
The residential and open space portions of the community will constitute an environment of sustained desirability and stability, and that it will be in harmony with or provide compatible variety to the character of the surrounding area, and that the sites proposed for public facilities, such as schools, playgrounds and parks, are adequate to serve the anticipated population and appear acceptable to the public authorities having jurisdiction thereof.

(4)
The proposed commercial and industrial uses will be appropriate in area, location and overall design to the purpose intended. The design and development standards are such as to create an environment of sustained desirability and stability. Such development will meet performance standards established by this title.

(5)
In the case of institutional, recreational, and other similar nonresidential uses, such development will be proposed, and surrounding areas are protected from any adverse effects from such development.

(6)
The streets and thoroughfares proposed are suitable and adequate to carry the anticipated traffic thereon.

(7)
Any proposed commercial development can be justified economically at the location proposed and will provide adequate commercial facilities of the types needed at such location proposed.

(8)

The area surrounding the development is or can be planned and zoned in coordination and substantial compatibility with the development.

(9)
Appropriate measures are proposed to mitigate any adverse environmental impact as noted in the adopted environmental impact report for the project.

(c)
The city council shall make no substantive modification of a proposed master plan as recommended by the planning commission unless and until such modification has been referred to the planning commission for additional study, report and recommendation. Such additional study, report and recommendation shall be made by the planning commission within forty days of the date of the referral, unless and except as the city council may grant the planning commission additional time for its review of the matter. Failure of the planning commission to act within the time limit constitutes their concurrence with the city council actions.

(Ord. 9530 § 2, 1979; Ord. 9458 § 1 (part), 1976)

21.38.120 - Amendment of master plan.

(a)
The amendment of a master plan may be initiated by the property owner or authorized agent as follows:

(1)
A request for an amendment shall be submitted to the planning director in written form and shall be accompanied by such additional graphics, statements, or other information as may be required to support the proposed amendment. The planning commission shall consider the proposed amendment at its next regular meeting.

(2)
If the planning commission considers the amendment minor in nature, the additional graphics, statements or other information may be approved by the planning commission and made a part of the original city council approval without the necessity of a public hearing.

(3)
A minor amendment shall not change the densities, or the boundaries of the subject property or involve an addition of a new use or group of uses not shown on the original master plan or the rearrangement of uses within the master plan. If the planning commission determines that the amendment is not minor or that a hearing is otherwise necessary, it shall set the matter for public hearing.

(4)
If public hearing is required, the applicant shall submit a completed application with graphics, statements, or other information as may be required to support the proposed modification.

(5)
A fee in an amount established by city council resolution shall be paid when a master plan amendment application is filed.

(6)
An application for a modification of a master plan for which a hearing is required shall be processed, heard, and determined in accordance with the terms of this chapter applicable to the adoption of a master plan.

(b)
The city council may by motion initiate an amendment to a master plan. Such amendments shall be processed, heard and determined in accordance with the terms of this chapter applicable to the adoption of a master plan.

(Ord. NS-675 § 76 (part), 2003; Ord. 1261 § 44 (part), 1983; Ord. 9568 § 3 (part), 1980; Ord. 9458 § 1 (part), 1976)

21.38.130 - Implementation of master plan.

(a)
To insure that the provisions and requirements of the approved master plan are fulfilled, the following procedures shall be used:

(1)
Upon final approval of a master plan, the planning director shall affix the master plan designation number on the official zone map.

(2)
Subdivision of land in the master plan area shall meet all requirements of Titles 20 and 21 of this code and the approved master plan.

(3)
Development of property within a master plan pursuant to a special process such as site development plan, planned unit development permit or conditional use permit shall meet all requirements of the permit, the approved master plan, and the provisions of this title applicable to such permit.

(4)
Ministerial permits such as building permits, business licenses, and home occupations shall meet all requirements of this code and the approved master plan.

(b)
The planned community master plan process is part of the ongoing city planning effort. It is anticipated that amendments to the master plan may be necessary prior to completion of the planned community. Approval and construction of a sectional part of a master plan shall not vest rights in the remainder of the plan. The plan is intended rather as a planning framework to insure that the parts of the plan as constituted are properly integrated into the city's planning process.

(Ord. NS-675 § 76 (part), 2003; Ord. 1261 § 44 (part), 1983; Ord. 9458 § 1 (part), 1976)

21.38.140 - Additional standards.

The city council may by resolution adopt additional standards of development for master plans. Master plans approved or amended after the effective date of such regulations shall comply therewith. For amended master plans that are partially constructed, the new standards shall apply to the undeveloped portions only.

(Ord. 945 § 1 (part), 1976)

21.38.141 - Additional standards—Rancho La Costa, Batiquitos Lagoon Watershed.

The contents of the master plan as described in Section 21.38.060 shall include the following additional information required below and be approved in accordance with the following additional development standards:

(a)
Permits—Required. Developments as defined in Section 21.04.107, (including but not limited to land divisions) require a coastal development permit subject to the requirement of this zone. All uses in this zone are subject to the procedural requirements of Chapter 21.201. Prior to or simultaneously with the approval of any division of land or any other development, a master plan of development for the property called Rancho La Costa shall be approved in accordance with the provisions of this chapter.

(b)
Maximum Density of Development. The master plan shall be approved subject to a maximum density of development as follows:

The master plan shall include a topographic map at a scale sufficient to determine the above but no less than one inch equals one hundred feet having a contour interval of five feet with overlays delineating areas of greater than ten, fifteen, twenty and twenty-five percent slopes. A map showing the type of soil erodibility, and class based on the Land Use Capability Classification System of the Soil Conservation Service shall be submitted in the same scale as the slopes. The master plan shall show the computation of the densities and acreage of soils of the various classes and erodibility.

The plan required as a part of the master plan shall be certified as accurate by a registered engineer or other qualified professional to be true and accurate containing reasonably accurate estimates of the amount of cut and fill. The plan shall show the existing and the finished topography of the ground to be graded and filled, including a site plan of the proposed residential or commercial development in the same scale so that it can be superimposed upon the topographic map.

(1)
Agricultural land (with soils rated at I through IV under the Land Use Capability Classification System of the Soil Conservation Service) shall result in an allowable intensity of development of one residential dwelling unit per ten acres;

(2)
All slopes greater than twenty-five percent shall result in an allowable development intensity of one dwelling unit per ten acres;

(3)
All slopes greater than twenty percent but less than twenty-five percent shall result in a development intensity of one dwelling unit per five acres;

(4)
All slopes greater than fifteen percent but less than twenty percent shall result in a development intensity of one dwelling unit per acre;

(5)
All slopes greater than ten percent but less than fifteen percent shall result in a development intensity of two dwelling units per acre;

(6)
All areas with a slope of less than ten percent shall result in a development intensity of six units per acre.

(c)
Drainage and Erosion Control. Any development proposal that affects steep slopes (twenty-five percent inclination or greater) shall be required to prepare a slope map and analysis for the affected slopes. Steep slopes are identified on the PRC Toups maps. The slope mapping and analysis shall be prepared during the CEQA environmental review on a project-by-project basis and shall be required as a condition of a coastal development permit.

(1)
For those slopes mapped as possessing endangered plant/animal species and/or coastal sage scrub and chaparral plant communities, the following policy language would apply:

(A)
Slopes of twenty-five percent grade and over shall be preserved in their natural state, unless the application of this policy would preclude any reasonable use of the property, in which case an encroachment not to exceed ten percent of the steep slope area over twenty-five percent grade may be permitted. For existing legal parcels, with all or nearly all of their area in slope area over twenty-five percent grade, encroachment shall be limited so that at no time is more than twenty percent of the entire parcel (including areas under twenty-five percent slope) permitted to be disturbed from its natural state. This policy shall not apply to the construction of roads of the city's circulation element or the development of utility systems. Use of slopes over twenty-five percent may be made in order to provide access to flatter areas if there is no less environmentally damaging alternative available.

(B)
No further subdivisions of land or utilization of planned unit developments shall occur on lots that have their total area in excess of twenty-five percent slope unless a planned unit development is proposed which limits grading and development to not more

than ten percent of the total site area.

(C)
Slopes and areas remaining undisturbed as a result of the hillside review process, shall be placed in a permanent open space easement as a condition of development approval. The purpose of the open space easement shall be to reduce the potential for localized erosion and slide hazards, to prohibit the removal of native vegetation except for creating firebreaks and/or planting fire retardant vegetation and to protect visual resources of importance to the entire community.

(2)
For all other steep slope areas, the city council may allow exceptions to the above grading provisions provided the following mandatory findings to allow exceptions are made:

(A)
A soils investigation conducted by a licensed soils engineer has determined the subject slope area to be stable and grading and development impacts mitigatable for at least seventy-five years, or life of structure.

(B)
Grading of the slope is essential to the development intent and design.

(C)
Slope disturbance will not result in substantial damage or alteration to major wildlife habitat or native vegetation areas.

(D)
If the area proposed to be disturbed is predominated by steep slopes and is in excess of ten acres, no more than one third of the total steep slope area shall be subject to major grade changes.

(E)
If the area proposed to be disturbed is predominated by steep slopes and is less than ten acres, complete grading may be allowed only if no interruption of significant wildlife corridors occurs.

(F)
Because north-facing slopes are generally more prone to stability problems and in many cases contain more extensive natural vegetation, no grading or removal of vegetation from these areas will be permitted unless all environmental impacts have been mitigated. Overriding circumstances are not considered adequate mitigation.

(3)
Drainage and runoff shall be controlled so as not to exceed at any time the rate associated with property in its present state, and appropriate measures shall be taken onsite and/or offsite to prevent siltation of lagoons and other environmentally sensitive areas.

(4)
The appropriate measures shall be installed prior to onsite grading.

(5)
Modification of these standards and criteria may be granted to portions of properties where strict application of the standards and criteria would, even after application of clustering and other innovative development techniques, result in less than one-half of the development potential that would be attainable under the maximum density of development specified in subsection (b) of this section.

Such modification shall be limited to the standards and criteria expressed in subsection (c)(1)(A) of this section, and shall not exceed that necessary to the attainment of said one-half of the development potential.

Where such modification must involve grading or other disruption of lands of twenty percent slope or greater, such grading or disruption shall be limited to not more than one-fourth of the land area of the property which is of twenty percent slope or greater.

In selecting areas within the property of twenty percent slope or greater which will be subject to modification of standards and criteria, lands with the following characteristics shall receive preference.

(A)
Land with the lowest relative degree of environmental sensitivity.

(B)
Land with the relatively gentler slopes.

(C)
Land which will require the least amount of cut and fill, and upon which runoff and erosion can be most effectively controlled.

(D)
Land with the least amount of visual impact when viewed from a circulation element road or public vista point.

(E)
Land which, when graded and developed, would have the least environmental and visual impact on the steep-sloped land form upon which such grading or development is to take place.

(6)
A site specific technical report shall be required addressing the cumulative effects of developing each subwatershed and recommending measures to mitigate both increased runoff and sedimentation. It shall be reviewed and prepared according to the City of Carlsbad Engineering Standards and provisions of the Local Coastal Program, with the additions and changes adopted herein, such that a natural drainage system is generally preserved for the eastern undeveloped watersheds, but that storm drains are allowed for those western portions of the watershed which have already been incrementally developed.

(7)
Mitigation measures tailored to project impacts and consistent with the control of cumulative development shall be implemented prior

to development in accordance with the following additional criteria:

(A)
Submittal of a runoff control plan designed by a licensed engineer qualified in hydrology and hydraulics, which would assure no increase in peak runoff rate from the developed site over the greatest discharge expected from the existing undeveloped site as a result of a ten-year frequency storm. Runoff control shall be accomplished by a variety of measures, including, but not limited to, onsite catchment basins, detention basins, siltation traps and energy dissipators and shall not be concentrated in one area or a few locations.

(B)
Detailed maintenance arrangements and various alternatives for providing the ongoing repair and maintenance of any approved drainage and erosion control facilities. If the offsite or onsite improvements are not to be accepted or maintained by a public agency, detailed maintenance agreements shall be secured prior to issuance of a permit.

(C)
All permanent runoff and erosion control devices shall be developed and installed prior to or concurrent with any onsite grading activities.

(D)
All grading activities shall be prohibited within the period from October 1st to March 31st of each year.

(E)
All areas disturbed by grading, but not completed during the construction period, including graded pads, shall be planted and stabilized prior to October 1st with temporary or permanent (in the case of finished slopes) erosion control measures and native vegetation. The use of temporary erosion control measures, such as berms, interceptor ditches, sandbagging, filtered inlets, debris basins and silt traps, shall be utilized in conjunction with plantings to minimize soil loss from the construction site. Said planting shall be accomplished under the supervision of a licensed landscaped architect and shall consist of seeding, mulching, fertilization and irrigation adequate to provide ninety percent coverage within ninety days. Planting shall be repeated, if the required level of coverage is not established. This requirement shall apply to all disturbed soils, including stockpiles.

(d)
Buffers/Open Space. The master plan shall include buffers and open space to separate agriculture use from residential development.

Adequate buffer areas, generally of at least one hundred feet, between agricultural operations and new development shall be established and protected through conservation easements. The buffer area shall include natural vegetation, natural grade separations, and other natural features. In addition, roads shall be designed as much as possible to function as buffers between agriculture and residences. Residential uses shall be sited and designed to provide an open space area away from use conflicts. Cut and fill shall not occur adjacent to agricultural areas in order to provide a natural buffer. The P-C zone requirement of open space can be used in conjunction with this requirement. Lands to be preserved in open space shall be dedicated to coastal conservancy through the use of open space easements in perpetuity free of prior liens prior to issuance of a permit. Land subject to open space easements may remain in private ownership with the appropriate easements, use restrictions and maintenance arrangements to be secured from the developer prior to issuance of a permit. The city shall require the developer or a homeowner's association to maintain the open space area or it can alternatively require payment of fees if the coastal conservancy certifies that the maintenance fee is adequate. If a homeowner association is to maintain the open space, appropriate provision for fees and maintenance shall be required as a condition of approval of the permit.

(e)
Siting/Parking. Due to severe site constraints, innovative siting and design criteria (including shared use of driveways, clustering, tandem parking, pole construction) shall be incorporated in the master plan to minimize the paved surface area. Dwelling units shall be clustered in the relatively flat portions of the site.

(Ord. NS-365 § 3, 1996)

(Ord. CS-005, § 1, 11-18-08)

Editor's note—* Note: Applies only to Rancho La Costa, Hunt Properties, covered by the Mello I LCP Segment.

21.38.150 - Undeveloped areas of existing planned communities.

Undeveloped portions of properties zoned P-C on the effective date of this chapter shall be regulated by this section as follows:

(1)
Properties of less than one hundred acres shall be considered lawfully nonconforming. The development of such property shall require a planned unit development permit or a condominium permit issued in accordance with the provisions of Chapter 21.45 or Chapter 21.47, whichever chapter is applicable to the development. If no master plan has been approved for the property, the land use shall be consistent with the general plan. If a master plan has been approved, the density and other provisions of such plan shall be consistent with the general plan. If a master plan has been approved, the density and other provisions of such plan shall constitute the underlying zone for purposes of the planned unit development or condominium permit.

(2)
Properties of more than one hundred acres for which no master plan has been approved shall comply fully with the provisions of this chapter.

(3)
Properties of more than one hundred acres, with an approved master plan, shall require either a planned unit development or permits which shall be accomplished in accordance with the provisions of Chapter 21.45 or Chapter 21.47, whichever chapter is applicable to the development. The density and other provisions of such plan shall constitute the underlying zone for the purposes of the planned unit development or condominium permits. The city council, by motion, or the property owner, by application, may initiate an amendment to the

master plan to bring it into accord with the provisions of this chapter. If such amendment is approved, the development of such property shall be in accordance with this chapter.

(4)
Notwithstanding the provisions of this section, property with an approved specific plan adopted pursuant to P-C zone regulations in effect prior to the effective date of this chapter can be developed in accord with such specific plan without further processing as required in this chapter.

(Ord. 9535 § 1, 1979: Ord. 9458 § 1 (part), 1976)

Senior Life

Place (see appendix for geographies), Total

Population by Age	2000 Census	%	2009 Estimate	%	2014 Projection	%
Total Population	78,247		99,526		111,705	
Age 55 - 59	3,906	4.99%	6,977	7.01%	8,496	7.61%
Age 60 - 64	2,827	3.61%	5,154	5.18%	7,245	6.49%
Age 65 - 69	2,752	3.52%	3,630	3.65%	5,157	4.62%
Age 70 - 74	2,803	3.58%	2,911	2.92%	3,559	3.19%
Age 75 - 79	2,609	3.33%	2,795	2.81%	2,784	2.49%
Age 80 - 84	1,686	2.15%	2,296	2.31%	2,314	2.07%
Age 85 and over	1,130	1.44%	2,129	2.14%	2,548	2.28%
Age 55 and over	17,713	22.64%	25,892	26.02%	32,103	28.74%
Age 65 and over	10,980	14.03%	13,761	13.83%	16,362	14.65%
Total Population, Male	38,291		48,511		54,403	
Age 55 - 59	1,887	4.93%	3,399	7.01%	4,100	7.54%
Age 60 - 64	1,297	3.39%	2,442	5.03%	3,443	6.33%
Age 65 - 69	1,253	3.27%	1,674	3.45%	2,413	4.44%
Age 70 - 74	1,271	3.32%	1,295	2.67%	1,596	2.93%
Age 75 - 79	1,142	2.98%	1,214	2.50%	1,196	2.20%
Age 80 - 84	733	1.91%	941	1.94%	933	1.71%
Age 85 and over	363	0.95%	785	1.62%	877	1.61%
Age 55 and over	7,946	20.75%	11,750	24.22%	14,558	26.76%
Age 65 and over	4,762	12.44%	5,909	12.18%	7,015	12.89%
Total Population, Female	39,956		51,015		57,302	
Age 55 - 59	2,019	5.05%	3,578	7.01%	4,396	7.67%
Age 60 - 64	1,530	3.83%	2,712	5.32%	3,802	6.64%
Age 65 - 69	1,499	3.75%	1,956	3.83%	2,744	4.79%
Age 70 - 74	1,532	3.83%	1,616	3.17%	1,963	3.43%
Age 75 - 79	1,467	3.67%	1,581	3.10%	1,588	2.77%
Age 80 - 84	953	2.39%	1,355	2.66%	1,381	2.41%
Age 85 and over	767	1.92%	1,344	2.63%	1,671	2.92%
Age 55 and over	9,767	24.44%	14,142	27.72%	17,545	30.62%
Age 65 and over	6,218	15.56%	7,852	15.39%	9,347	16.31%

Senior Life

Place (see appendix for geographies), Total

Population by Single Race Classification	2000 Census	%	2009 Estimate	%	2014 Projection	%
White Alone	67,723		84,360		93,381	
Age 65 and over	10,392	15.34%	12,725	15.08%	15,031	16.10%
Black or African American Alone	753		945		1,062	
Age 65 and over	48	6.37%	56	5.93%	69	6.50%
American Indian and Alaska Native Alone	329		414		469	
Age 65 and over	19	5.78%	18	4.35%	25	5.33%
Asian Alone	3,315		5,466		6,858	
Age 65 and over	265	7.99%	559	10.23%	741	10.80%
Native Hawaiian and Other Pacific Islander Alone	155		177		195	
Age 65 and over	13	8.39%	7	3.95%	8	4.10%
Some Other Race Alone	3,636		4,692		5,514	
Age 65 and over	141	3.88%	198	4.22%	229	4.15%
Two or More Races	2,336		3,472		4,226	
Age 65 and over	102	4.37%	198	5.70%	259	6.13%

Population by Hispanic or Latino	2000 Census	%	2009 Estimate	%	2014 Projection	%
Hispanic or Latino	9,170		11,194		12,621	
Age 65 and over	538	5.87%	735	6.57%	861	6.82%
Not Hispanic or Latino	69,077		88,332		99,084	
Age 65 and over	10,442	15.12%	13,026	14.75%	15,501	15.64%

Senior Life

Place (see appendix for geographies), Total

Household Income by Age of Householder	2000 Census	%	2009 Estimate	%	2014 Projection	%
Householder Age 55 - 59	2,226		4,139		5,053	
Income less than $10,000	96	4.31%	111	2.68%	111	2.20%
Income $10,000 - $14,999	46	2.07%	55	1.33%	59	1.17%
Income $15,000 - $19,999	79	3.55%	64	1.55%	68	1.35%
Income $20,000 - $24,999	49	2.20%	102	2.46%	80	1.58%
Income $25,000 - $29,999	76	3.41%	77	1.86%	97	1.92%
Income $30,000 - $34,999	66	2.96%	68	1.64%	75	1.48%
Income $35,000 - $39,999	69	3.10%	103	2.49%	69	1.37%
Income $40,000 - $44,999	56	2.52%	120	2.90%	112	2.22%
Income $45,000 - $49,999	68	3.05%	110	2.66%	128	2.53%
Income $50,000 - $59,999	201	9.03%	170	4.11%	213	4.22%
Income $60,000 - $74,999	251	11.28%	371	8.96%	352	6.97%
Income $75,000 - $99,999	402	18.06%	703	16.98%	741	14.66%
Income $100,000 - $124,999	282	12.67%	526	12.71%	664	13.14%
Income $125,000 - $149,999	193	8.67%	406	9.81%	517	10.23%
Income $150,000 - $199,999	165	7.41%	660	15.95%	792	15.67%
Income $200,000 - $249,999	56	2.52%	231	5.58%	499	9.88%
Income $250,000 - $499,999	48	2.16%	189	4.57%	331	6.55%
Income $500,000 or more	23	1.03%	73	1.76%	145	2.87%
Median Household Income	$78,505		$100,759		$115,865	
Householder Age 60 - 64	1,614		3,091		4,336	
Income less than $10,000	74	4.58%	99	3.20%	126	2.91%
Income $10,000 - $14,999	37	2.29%	52	1.68%	66	1.52%
Income $15,000 - $19,999	66	4.09%	58	1.88%	66	1.52%
Income $20,000 - $24,999	44	2.73%	84	2.72%	88	2.03%
Income $25,000 - $29,999	62	3.84%	83	2.69%	112	2.58%
Income $30,000 - $34,999	52	3.22%	63	2.04%	98	2.26%
Income $35,000 - $39,999	55	3.41%	74	2.39%	83	1.91%
Income $40,000 - $44,999	46	2.85%	87	2.81%	100	2.31%
Income $45,000 - $49,999	57	3.53%	97	3.14%	105	2.42%
Income $50,000 - $59,999	152	9.42%	143	4.63%	212	4.89%
Income $60,000 - $74,999	172	10.66%	293	9.48%	330	7.61%
Income $75,000 - $99,999	241	14.93%	512	16.56%	652	15.04%
Income $100,000 - $124,999	203	12.58%	337	10.90%	529	12.20%
Income $125,000 - $149,999	142	8.80%	293	9.48%	392	9.04%
Income $150,000 - $199,999	123	7.62%	448	14.49%	617	14.23%
Income $200,000 - $249,999	44	2.73%	173	5.60%	383	8.83%
Income $250,000 - $499,999	30	1.86%	145	4.69%	282	6.50%
Income $500,000 or more	14	0.87%	50	1.62%	95	2.19%
Median Household Income	$74,090		$95,127		$106,156	

Senior Life

Place (see appendix for geographies), Total

Household Income by Age of Householder	2000 Census	%	2009 Estimate	%	2014 Projection	%
Householder Age 65 - 69	1,822		2,242		3,183	
Income less than $10,000	82	4.50%	75	3.35%	92	2.89%
Income $10,000 - $14,999	79	4.34%	50	2.23%	56	1.76%
Income $15,000 - $19,999	82	4.50%	75	3.35%	82	2.58%
Income $20,000 - $24,999	122	6.70%	67	2.99%	94	2.95%
Income $25,000 - $29,999	147	8.07%	114	5.08%	103	3.24%
Income $30,000 - $34,999	111	6.09%	88	3.93%	119	3.74%
Income $35,000 - $39,999	130	7.14%	141	6.29%	112	3.52%
Income $40,000 - $44,999	107	5.87%	125	5.58%	183	5.75%
Income $45,000 - $49,999	104	5.71%	107	4.77%	148	4.65%
Income $50,000 - $59,999	127	6.97%	214	9.55%	270	8.48%
Income $60,000 - $74,999	241	13.23%	219	9.77%	351	11.03%
Income $75,000 - $99,999	250	13.72%	369	16.46%	462	14.51%
Income $100,000 - $124,999	85	4.67%	214	9.55%	385	12.10%
Income $125,000 - $149,999	51	2.80%	129	5.75%	220	6.91%
Income $150,000 - $199,999	49	2.69%	155	6.91%	267	8.39%
Income $200,000 - $249,999	27	1.48%	36	1.61%	131	4.12%
Income $250,000 - $499,999	22	1.21%	51	2.27%	76	2.39%
Income $500,000 or more	6	0.33%	13	0.58%	32	1.01%
Median Household Income	$47,452		$64,466		$74,190	
Householder Age 70 - 74	1,585		1,811		2,217	
Income less than $10,000	78	4.92%	60	3.31%	72	3.25%
Income $10,000 - $14,999	74	4.67%	43	2.37%	50	2.26%
Income $15,000 - $19,999	78	4.92%	61	3.37%	71	3.20%
Income $20,000 - $24,999	117	7.38%	68	3.75%	73	3.29%
Income $25,000 - $29,999	134	8.45%	95	5.25%	83	3.74%
Income $30,000 - $34,999	108	6.81%	82	4.53%	98	4.42%
Income $35,000 - $39,999	127	8.01%	107	5.91%	79	3.56%
Income $40,000 - $44,999	102	6.44%	105	5.80%	110	4.96%
Income $45,000 - $49,999	101	6.37%	111	6.13%	125	5.64%
Income $50,000 - $59,999	112	7.07%	197	10.88%	225	10.15%
Income $60,000 - $74,999	173	10.91%	197	10.88%	273	12.31%
Income $75,000 - $99,999	175	11.04%	220	12.15%	278	12.54%
Income $100,000 - $124,999	67	4.23%	143	7.90%	200	9.02%
Income $125,000 - $149,999	45	2.84%	107	5.91%	130	5.86%
Income $150,000 - $199,999	47	2.97%	122	6.74%	172	7.76%
Income $200,000 - $249,999	24	1.51%	41	2.26%	82	3.70%
Income $250,000 - $499,999	18	1.14%	41	2.26%	69	3.11%
Income $500,000 or more	5	0.32%	11	0.61%	27	1.22%
Median Household Income	$43,738		$58,788		$66,734	

Senior Life

Place (see appendix for geographies), Total

Household Income by Age of Householder	2000 Census	%	2009 Estimate	%	2014 Projection	%
Householder Age 75 - 79	1,614		1,773		1,784	
Income less than $10,000	89	5.51%	72	4.06%	64	3.59%
Income $10,000 - $14,999	131	8.12%	45	2.54%	35	1.96%
Income $15,000 - $19,999	93	5.76%	99	5.58%	73	4.09%
Income $20,000 - $24,999	154	9.54%	78	4.40%	81	4.54%
Income $25,000 - $29,999	121	7.50%	87	4.91%	72	4.04%
Income $30,000 - $34,999	126	7.81%	127	7.16%	99	5.55%
Income $35,000 - $39,999	127	7.87%	103	5.81%	117	6.56%
Income $40,000 - $44,999	113	7.00%	107	6.03%	93	5.21%
Income $45,000 - $49,999	40	2.48%	77	4.34%	91	5.10%
Income $50,000 - $59,999	115	7.13%	191	10.77%	152	8.52%
Income $60,000 - $74,999	177	10.97%	149	8.40%	202	11.32%
Income $75,000 - $99,999	124	7.68%	247	13.93%	215	12.05%
Income $100,000 - $124,999	106	6.57%	127	7.16%	156	8.74%
Income $125,000 - $149,999	25	1.55%	81	4.57%	92	5.16%
Income $150,000 - $199,999	34	2.11%	94	5.30%	98	5.49%
Income $200,000 - $249,999	23	1.43%	35	1.97%	60	3.36%
Income $250,000 - $499,999	11	0.68%	45	2.54%	61	3.42%
Income $500,000 or more	5	0.31%	9	0.51%	23	1.29%
Median Household Income	$38,652		$54,792		$61,145	
Householder Age 80 - 84	1,010		1,502		1,520	
Income less than $10,000	71	7.03%	76	5.06%	67	4.41%
Income $10,000 - $14,999	98	9.70%	55	3.66%	50	3.29%
Income $15,000 - $19,999	70	6.93%	96	6.39%	55	3.62%
Income $20,000 - $24,999	102	10.10%	76	5.06%	77	5.07%
Income $25,000 - $29,999	74	7.33%	89	5.93%	69	4.54%
Income $30,000 - $34,999	80	7.92%	124	8.26%	92	6.05%
Income $35,000 - $39,999	82	8.12%	83	5.53%	117	7.70%
Income $40,000 - $44,999	65	6.44%	79	5.26%	84	5.53%
Income $45,000 - $49,999	25	2.48%	79	5.26%	84	5.53%
Income $50,000 - $59,999	60	5.94%	161	10.72%	140	9.21%
Income $60,000 - $74,999	101	10.00%	116	7.72%	162	10.66%
Income $75,000 - $99,999	72	7.13%	184	12.25%	164	10.79%
Income $100,000 - $124,999	51	5.05%	102	6.79%	123	8.09%
Income $125,000 - $149,999	14	1.39%	69	4.59%	85	5.59%
Income $150,000 - $199,999	23	2.28%	55	3.66%	75	4.93%
Income $200,000 - $249,999	13	1.29%	20	1.33%	31	2.04%
Income $250,000 - $499,999	6	0.59%	32	2.13%	38	2.50%
Income $500,000 or more	3	0.30%	6	0.40%	7	0.46%
Median Household Income	$35,633		$49,594		$54,645	

Senior Life

Place (see appendix for geographies), Total

Household Income by Age of Householder	2000 Census	%	2009 Estimate	%	2014 Projection	%
Householder Age 85 and over	657		1,132		1,379	
Income less than $10,000	59	8.98%	70	6.18%	78	5.66%
Income $10,000 - $14,999	78	11.87%	57	5.04%	55	3.99%
Income $15,000 - $19,999	50	7.61%	95	8.39%	94	6.82%
Income $20,000 - $24,999	71	10.81%	62	5.48%	76	5.51%
Income $25,000 - $29,999	52	7.91%	86	7.60%	78	5.66%
Income $30,000 - $34,999	46	7.00%	102	9.01%	107	7.76%
Income $35,000 - $39,999	48	7.31%	61	5.39%	109	7.90%
Income $40,000 - $44,999	41	6.24%	51	4.51%	71	5.15%
Income $45,000 - $49,999	17	2.59%	54	4.77%	53	3.84%
Income $50,000 - $59,999	39	5.94%	106	9.36%	122	8.85%
Income $60,000 - $74,999	57	8.68%	91	8.04%	147	10.66%
Income $75,000 - $99,999	35	5.33%	133	11.75%	149	10.80%
Income $100,000 - $124,999	28	4.26%	52	4.59%	88	6.38%
Income $125,000 - $149,999	12	1.83%	37	3.27%	51	3.70%
Income $150,000 - $199,999	13	1.98%	42	3.71%	42	3.05%
Income $200,000 - $249,999	5	0.76%	12	1.06%	27	1.96%
Income $250,000 - $499,999	4	0.61%	17	1.50%	21	1.52%
Income $500,000 or more	2	0.30%	4	0.35%	11	0.80%
Median Household Income	$32,021		$43,221		$47,037	

Households by Household Income	2000 Census	%	2009 Estimate	%	2014 Projection	%
Total Households	31,410		39,868		44,696	
Income less than $15,000	2,351	7.48%	1,874	4.70%	1,845	4.13%
Income $15,000 - $24,999	2,488	7.92%	2,177	5.46%	1,992	4.46%
Income $25,000 - $34,999	2,783	8.86%	2,437	6.11%	2,353	5.26%
Income $35,000 - $49,999	4,175	13.29%	3,969	9.96%	3,965	8.87%
Income $50,000 - $74,999	6,053	19.27%	6,504	16.31%	6,685	14.96%
Income $75,000 - $99,999	4,628	14.73%	5,760	14.45%	5,919	13.24%
Income $100,000 - $149,999	5,188	16.52%	7,852	19.69%	8,982	20.10%
Income $150,000 - $249,999	2,513	8.00%	6,253	15.68%	8,590	19.22%
Income $250,000 - $499,999	765	2.44%	2,006	5.03%	2,742	6.13%
Income $500,000 or more	466	1.48%	1,036	2.60%	1,623	3.63%
Average Household Income	$85,902		$116,735		$131,495	
Median Household Income	$66,140		$87,904		$98,262	
Per Capita Income	$34,752		$47,150		$52,987	

Senior Life

Place (see appendix for geographies), Total

All Owner-Occupied Housing Unit Values	2000 Census	%	2009 Estimate	%	2014 Projection	%
Total All Owner-Occupied Housing Unit Values	21,201		27,621		31,228	
Value Less than $20,000	25	0.12%	23	0.08%	24	0.08%
Value $20,000 - $39,999	76	0.36%	20	0.07%	23	0.07%
Value $40,000 - $59,999	125	0.59%	39	0.14%	36	0.12%
Value $60,000 - $79,999	194	0.92%	74	0.27%	54	0.17%
Value $80,000 - $99,999	230	1.08%	86	0.31%	93	0.30%
Value $100,000 - $149,999	933	4.40%	271	0.98%	228	0.73%
Value $150,000 - $199,999	2,676	12.62%	502	1.82%	462	1.48%
Value $200,000 - $299,999	5,884	27.75%	1,510	5.47%	1,260	4.03%
Value $300,000 - $399,999	5,224	24.64%	3,965	14.36%	3,159	10.12%
Value $400,000 - $499,999	2,719	12.82%	3,385	12.26%	3,741	11.98%
Value $500,000 - $749,999	2,280	10.75%	8,671	31.39%	9,094	29.12%
Value $750,000 - $999,999	544	2.57%	5,738	20.77%	7,653	24.51%
Value $1,000,000 or more	291	1.37%	3,337	12.08%	5,401	17.30%
Median All Owner-Occupied Housing Unit Value	$308,766		$613,469		$679,618	

Group Quarters by Population Type*	2000 Census	%	2009 Estimate	%	2014 Projection	%
Institutionalized:	535		576		589	
Correctional Institutions	0	0.00%	0	0.00%	0	0.00%
Nursing Homes	535	100.00%	576	100.00%	589	100.00%
Other Institutions	0	0.00%	0	0.00%	0	0.00%
Noninstitutionalized	252		267		270	

Tenure of Occupied Housing Units	2000 Census	2009 Estimate	2014 Projection
Owner Occupied	21,241	27,621	31,228
Renter Occupied	10,280	12,247	13,468



Senior Life

Place (see appendix for geographies), Total

2000 Tenure By Age of Householder	Total	%
Total Households	31,486	
Owner Occupied	21,201	
Householder 55 to 59 Years	1,787	8.43%
Householder 60 to 64 Years	1,257	5.93%
Householder 65 to 74 Years	2,898	13.67%
Householder 75 to 84 Years	2,248	10.60%
Householder 85 and over	496	2.34%
Renter Occupied	10,285	
Householder 55 to 59 Years	484	4.71%
Householder 60 to 64 Years	236	2.29%
Householder 65 to 74 Years	551	5.36%
Householder 75 to 84 Years	510	4.96%
Householder 85 and over	144	1.40%

2000 Pop 65 and over by HH Type and Relationship	Total	%
Total for Pop 65 and over	10,966	
In Households:	10,311	
In Family Households:	7,333	66.87%
Householder	3,865	35.25%
Male	3,270	29.82%
Female	595	5.43%
Spouse	2,879	26.25%
Parent	370	3.37%
Other Relatives	148	1.35%
Nonrelatives	71	0.65%
In Non-Family Households:	2,978	27.16%
Male householder	798	7.28%
Living Alone	681	6.21%
Not Living Alone	117	1.07%
Female Householder	2,025	18.47%
Living Alone	1,915	17.46%
Not Living Alone	110	1.00%
Nonrelatives	155	1.41%
In Group Quarters:	655	
Institutionalized population	535	4.88%
Noninstitutionalized population	120	1.09%

Senior Life

Place (see appendix for geographies), Total

2000 Mobility and Disability Civilian Noninstitutionalized Persons Age 16 and over	Totals	%	65 Yrs And Over	%
Total Disability	11,169		5,742	
Sensory Disability	1,988	17.80%	1,263	22.00%
Physical Disability	3,344	29.94%	1,845	32.13%
Mental Disability	1,919	17.18%	726	12.64%
Self-Care Disability	924	8.27%	567	9.87%
Go-Outside-Home Disability	2,994	26.81%	1,341	23.35%

2000 Mobility and Disability Civilian Noninstitutionalized Persons Age 16 and over	Totals	%	65 - 74 Yrs	%	75 Yrs And Over	%
Disability by Sex by Age	60,462		5,633		4,798	
Male	28,889	47.78%	2,534	44.98%	2,029	42.29%
With a Disability	4,658	7.70%	508	9.02%	843	17.57%
No Disability	24,231	40.08%	2,026	35.97%	1,186	24.72%
Female	31,573	52.22%	3,099	55.02%	2,769	57.71%
With a Disability	4,819	7.97%	623	11.06%	1,234	25.72%
No Disability	26,754	44.25%	2,476	43.96%	1,535	31.99%

2000 Occupied Housing Units	Totals	%	65 - 74 Yrs	%	75 Yrs And Over	%
Total Units	31,486		3,449		3,398	
With Telephone	31,343	99.55%	3,431	99.48%	3,398	100.00%
No Telephone	143	0.45%	18	0.52%	0	0.00%

Senior Life

Place (see appendix for geographies), Total

2000 Census Poverty Status in 1999 Families By Household Type by Age of Householder	Totals	%	65 - 74 Yrs	%	75 Yrs And Over	%
Population with Known Poverty Status	77,217		5,633		4,798	
Married-Couple Families	51,882	67.19%	3,797	67.41%	2,656	55.36%
In other Families	11,706	15.16%	403	7.15%	477	9.94%
Male householder, no wife present	3,650	4.73%	95	1.69%	96	2.00%
Female householder, no husband present	8,056	10.43%	308	5.47%	381	7.94%
Unrelated individuals	13,629	17.65%	1,433	25.44%	1,665	34.70%
Income At or Above Poverty Level	72,641	94.07%	5,454	96.82%	4,604	95.96%
Married-Couple Families	50,274	65.11%	3,767	66.87%	2,630	54.81%
In other Families	10,311	13.35%	403	7.15%	447	9.32%
Male householder, no wife present	3,352	4.34%	95	1.69%	91	1.90%
Female householder, no husband present	6,959	9.01%	308	5.47%	356	7.42%
Unrelated individuals	12,056	15.61%	1,284	22.79%	1,527	31.83%
Income Below Poverty Level	4,576	5.93%	179	3.18%	194	4.04%
Married-Couple Families	1,608	2.08%	30	0.53%	26	0.54%
In other Families	1,395	1.81%	0	0.00%	30	0.63%
Male householder, no wife present	298	0.39%	0	0.00%	5	0.10%
Female householder, no husband present	1,097	1.42%	0	0.00%	25	0.52%
Unrelated individuals	1,573	2.04%	149	2.65%	138	2.88%

*In contrast to Claritas Demographic Estimates, "smoothed" data items are Census 2000 tables made consistent with current year estimated and 5 year projected base counts.

Appendix: Area Listing

Area Name:

Type: List - Place   Reporting Detail: Aggregate   Reporting Level: Place

Geography Code	Geography Name	Geography Code	Geography Name
0611194	Carlsbad city		

Project Information:

Site: 2

Order Number: 967918505

Senior Life

County (see appendix for geographies), Total

Population by Age	2000 Census	%	2009 Estimate	%	2014 Projection	%
Total Population	2,813,833		3,064,619		3,247,986	
Age 55 - 59	114,391	4.07%	170,935	5.58%	201,830	6.21%
Age 60 - 64	90,275	3.21%	130,658	4.26%	166,729	5.13%
Age 65 - 69	81,763	2.91%	95,123	3.10%	123,921	3.82%
Age 70 - 74	78,296	2.78%	76,185	2.49%	87,290	2.69%
Age 75 - 79	70,851	2.52%	65,844	2.15%	66,278	2.04%
Age 80 - 84	46,433	1.65%	53,548	1.75%	51,041	1.57%
Age 85 and over	36,407	1.29%	54,313	1.77%	60,609	1.87%
Age 55 and over	518,416	18.42%	646,606	21.10%	757,698	23.33%
Age 65 and over	313,750	11.15%	345,013	11.26%	389,139	11.98%
Total Population, Male	1,415,097		1,537,731		1,629,285	
Age 55 - 59	55,113	3.89%	83,379	5.42%	98,891	6.07%
Age 60 - 64	42,233	2.98%	62,692	4.08%	80,284	4.93%
Age 65 - 69	37,701	2.66%	43,810	2.85%	58,252	3.58%
Age 70 - 74	34,536	2.44%	33,701	2.19%	38,954	2.39%
Age 75 - 79	29,976	2.12%	27,930	1.82%	27,774	1.70%
Age 80 - 84	18,962	1.34%	21,142	1.37%	19,794	1.21%
Age 85 and over	12,038	0.85%	19,433	1.26%	20,595	1.26%
Age 55 and over	230,559	16.29%	292,087	18.99%	344,544	21.15%
Age 65 and over	133,213	9.41%	146,016	9.50%	165,369	10.15%
Total Population, Female	1,398,736		1,526,888		1,618,701	
Age 55 - 59	59,278	4.24%	87,556	5.73%	102,939	6.36%
Age 60 - 64	48,042	3.43%	67,966	4.45%	86,445	5.34%
Age 65 - 69	44,062	3.15%	51,313	3.36%	65,669	4.06%
Age 70 - 74	43,760	3.13%	42,484	2.78%	48,336	2.99%
Age 75 - 79	40,875	2.92%	37,914	2.48%	38,504	2.38%
Age 80 - 84	27,471	1.96%	32,406	2.12%	31,247	1.93%
Age 85 and over	24,369	1.74%	34,880	2.28%	40,014	2.47%
Age 55 and over	287,857	20.58%	354,519	23.22%	413,154	25.52%
Age 65 and over	180,537	12.91%	198,997	13.03%	223,770	13.82%

Senior Life

County (see appendix for geographies), Total

Population by Single Race Classification	2000 Census	%	2009 Estimate	%	2014 Projection	%
White Alone	1,871,839		1,942,325		2,003,154	
Age 65 and over	264,912	14.15%	274,333	14.12%	304,483	15.20%
Black or African American Alone	161,480		151,800		147,045	
Age 65 and over	8,681	5.38%	10,256	6.76%	10,632	7.23%
American Indian and Alaska Native Alone	24,337		27,312		29,407	
Age 65 and over	1,367	5.62%	1,279	4.68%	1,562	5.31%
Asian Alone	249,802		312,496		354,437	
Age 65 and over	21,882	8.76%	30,152	9.65%	37,909	10.70%
Native Hawaiian and Other Pacific Islander Alone	13,561		14,071		14,512	
Age 65 and over	711	5.24%	787	5.59%	855	5.89%
Some Other Race Alone	360,847		452,060		513,056	
Age 65 and over	10,931	3.03%	17,106	3.78%	20,906	4.07%
Two or More Races	131,967		164,555		186,375	
Age 65 and over	5,266	3.99%	11,100	6.75%	12,792	6.86%

Population by Hispanic or Latino	2000 Census	%	2009 Estimate	%	2014 Projection	%
Hispanic or Latino	750,965		943,577		1,072,291	
Age 65 and over	34,149	4.55%	51,394	5.45%	63,124	5.89%
Not Hispanic or Latino	2,062,868		2,121,042		2,175,695	
Age 65 and over	279,601	13.55%	293,619	13.84%	326,015	14.98%

Senior Life

County (see appendix for geographies), Total

Household Income by Age of Householder	2000 Census	%	2009 Estimate	%	2014 Projection	%
Householder Age 55 - 59	65,304		95,246		110,951	
Income less than $10,000	4,174	6.39%	4,513	4.74%	4,615	4.16%
Income $10,000 - $14,999	2,594	3.97%	2,626	2.76%	2,434	2.19%
Income $15,000 - $19,999	2,752	4.21%	2,896	3.04%	2,820	2.54%
Income $20,000 - $24,999	2,785	4.26%	3,124	3.28%	3,048	2.75%
Income $25,000 - $29,999	3,236	4.96%	3,090	3.24%	3,227	2.91%
Income $30,000 - $34,999	3,170	4.85%	3,161	3.32%	3,092	2.79%
Income $35,000 - $39,999	3,315	5.08%	3,619	3.80%	3,178	2.86%
Income $40,000 - $44,999	3,069	4.70%	3,667	3.85%	3,775	3.40%
Income $45,000 - $49,999	2,674	4.09%	3,713	3.90%	3,903	3.52%
Income $50,000 - $59,999	5,551	8.50%	6,970	7.32%	7,667	6.91%
Income $60,000 - $74,999	7,606	11.65%	9,331	9.80%	10,486	9.45%
Income $75,000 - $99,999	9,081	13.91%	14,090	14.79%	15,276	13.77%
Income $100,000 - $124,999	5,834	8.93%	10,038	10.54%	12,479	11.25%
Income $125,000 - $149,999	3,279	5.02%	7,385	7.75%	9,441	8.51%
Income $150,000 - $199,999	2,946	4.51%	8,547	8.97%	11,220	10.11%
Income $200,000 - $249,999	1,414	2.17%	3,105	3.26%	6,074	5.47%
Income $250,000 - $499,999	1,249	1.91%	3,732	3.92%	5,386	4.85%
Income $500,000 or more	575	0.88%	1,639	1.72%	2,830	2.55%
Median Household Income	$58,796		$76,621		$86,833	
Householder Age 60 - 64	50,896		74,107		93,298	
Income less than $10,000	3,745	7.36%	4,131	5.57%	4,728	5.07%
Income $10,000 - $14,999	2,306	4.53%	2,296	3.10%	2,579	2.76%
Income $15,000 - $19,999	2,428	4.77%	2,572	3.47%	2,907	3.12%
Income $20,000 - $24,999	2,464	4.84%	2,702	3.65%	3,057	3.28%
Income $25,000 - $29,999	2,809	5.52%	2,763	3.73%	3,152	3.38%
Income $30,000 - $34,999	2,612	5.13%	2,919	3.94%	3,198	3.43%
Income $35,000 - $39,999	2,771	5.44%	3,075	4.15%	3,354	3.59%
Income $40,000 - $44,999	2,512	4.94%	2,964	4.00%	3,489	3.74%
Income $45,000 - $49,999	2,171	4.27%	3,025	4.08%	3,435	3.68%
Income $50,000 - $59,999	4,222	8.30%	5,746	7.75%	6,683	7.16%
Income $60,000 - $74,999	5,503	10.81%	7,128	9.62%	8,833	9.47%
Income $75,000 - $99,999	6,326	12.43%	10,263	13.85%	12,103	12.97%
Income $100,000 - $124,999	4,191	8.23%	6,987	9.43%	9,477	10.16%
Income $125,000 - $149,999	2,413	4.74%	5,285	7.13%	6,931	7.43%
Income $150,000 - $199,999	2,173	4.27%	6,161	8.31%	8,602	9.22%
Income $200,000 - $249,999	1,008	1.98%	2,309	3.12%	4,596	4.93%
Income $250,000 - $499,999	864	1.70%	2,629	3.55%	4,063	4.35%
Income $500,000 or more	378	0.74%	1,152	1.55%	2,111	2.26%
Median Household Income	$53,861		$70,228		$77,550	

Senior Life

County (see appendix for geographies), Total

Household Income by Age of Householder	2000 Census	%	2009 Estimate	%	2014 Projection	%
Householder Age 65 - 69	50,677		54,439		69,972	
Income less than $10,000	4,379	8.64%	3,557	6.53%	4,046	5.78%
Income $10,000 - $14,999	3,531	6.97%	2,186	4.02%	2,479	3.54%
Income $15,000 - $19,999	3,681	7.26%	2,767	5.08%	2,965	4.24%
Income $20,000 - $24,999	3,665	7.23%	2,956	5.43%	3,293	4.71%
Income $25,000 - $29,999	3,440	6.79%	3,054	5.61%	3,526	5.04%
Income $30,000 - $34,999	3,171	6.26%	2,952	5.42%	3,510	5.02%
Income $35,000 - $39,999	2,961	5.84%	2,882	5.29%	3,440	4.92%
Income $40,000 - $44,999	2,793	5.51%	2,641	4.85%	3,322	4.75%
Income $45,000 - $49,999	2,469	4.87%	2,508	4.61%	3,056	4.37%
Income $50,000 - $59,999	4,436	8.75%	4,630	8.50%	5,643	8.06%
Income $60,000 - $74,999	5,089	10.04%	5,543	10.18%	7,184	10.27%
Income $75,000 - $99,999	4,943	9.75%	7,113	13.07%	8,856	12.66%
Income $100,000 - $124,999	2,650	5.23%	3,994	7.34%	6,256	8.94%
Income $125,000 - $149,999	1,260	2.49%	2,639	4.85%	3,922	5.61%
Income $150,000 - $199,999	1,011	1.99%	2,635	4.84%	4,044	5.78%
Income $200,000 - $249,999	600	1.18%	875	1.61%	1,919	2.74%
Income $250,000 - $499,999	434	0.86%	1,082	1.99%	1,678	2.40%
Income $500,000 or more	164	0.32%	425	0.78%	833	1.19%
Median Household Income	$40,914		$53,708		$59,478	
Householder Age 70 - 74	45,675		44,913		50,775	
Income less than $10,000	4,451	9.74%	3,215	7.16%	3,215	6.33%
Income $10,000 - $14,999	3,559	7.79%	2,018	4.49%	1,950	3.84%
Income $15,000 - $19,999	3,654	8.00%	2,559	5.70%	2,470	4.86%
Income $20,000 - $24,999	3,608	7.90%	2,743	6.11%	2,651	5.22%
Income $25,000 - $29,999	3,221	7.05%	2,716	6.05%	2,827	5.57%
Income $30,000 - $34,999	3,037	6.65%	2,599	5.79%	2,740	5.40%
Income $35,000 - $39,999	2,771	6.07%	2,475	5.51%	2,675	5.27%
Income $40,000 - $44,999	2,556	5.60%	2,270	5.05%	2,595	5.11%
Income $45,000 - $49,999	2,274	4.98%	2,151	4.79%	2,444	4.81%
Income $50,000 - $59,999	3,734	8.18%	3,808	8.48%	4,238	8.35%
Income $60,000 - $74,999	3,995	8.75%	4,533	10.09%	5,047	9.94%
Income $75,000 - $99,999	3,735	8.18%	5,221	11.62%	5,985	11.79%
Income $100,000 - $124,999	2,098	4.59%	2,827	6.29%	3,910	7.70%
Income $125,000 - $149,999	1,078	2.36%	1,879	4.18%	2,387	4.70%
Income $150,000 - $199,999	882	1.93%	2,010	4.48%	2,581	5.08%
Income $200,000 - $249,999	535	1.17%	672	1.50%	1,318	2.60%
Income $250,000 - $499,999	355	0.78%	904	2.01%	1,185	2.33%
Income $500,000 or more	132	0.29%	313	0.70%	557	1.10%
Median Household Income	$37,359		$49,326		$54,296	

Senior Life

County (see appendix for geographies), Total

Household Income by Age of Householder	2000 Census	%	2009 Estimate	%	2014 Projection	%
Householder Age 75 - 79	45,646		39,939		39,663	
Income less than $10,000	4,667	10.22%	3,061	7.66%	2,773	6.99%
Income $10,000 - $14,999	4,349	9.53%	1,993	4.99%	1,693	4.27%
Income $15,000 - $19,999	4,189	9.18%	2,906	7.28%	2,122	5.35%
Income $20,000 - $24,999	4,133	9.05%	2,668	6.68%	2,501	6.31%
Income $25,000 - $29,999	3,680	8.06%	2,782	6.97%	2,466	6.22%
Income $30,000 - $34,999	3,199	7.01%	2,738	6.86%	2,530	6.38%
Income $35,000 - $39,999	2,693	5.90%	2,488	6.23%	2,490	6.28%
Income $40,000 - $44,999	2,506	5.49%	2,130	5.33%	2,323	5.86%
Income $45,000 - $49,999	1,918	4.20%	1,841	4.61%	1,901	4.79%
Income $50,000 - $59,999	3,498	7.66%	3,364	8.42%	3,105	7.83%
Income $60,000 - $74,999	3,588	7.86%	3,628	9.08%	3,691	9.31%
Income $75,000 - $99,999	3,137	6.87%	4,232	10.60%	4,359	10.99%
Income $100,000 - $124,999	1,636	3.58%	2,082	5.21%	2,705	6.82%
Income $125,000 - $149,999	710	1.56%	1,344	3.37%	1,578	3.98%
Income $150,000 - $199,999	614	1.35%	1,258	3.15%	1,569	3.96%
Income $200,000 - $249,999	574	1.26%	427	1.07%	691	1.74%
Income $250,000 - $499,999	403	0.88%	723	1.81%	752	1.90%
Income $500,000 or more	152	0.33%	274	0.69%	414	1.04%
Median Household Income	$32,821		$43,130		$47,455	
Householder Age 80 - 84	29,483		34,229		32,189	
Income less than $10,000	3,607	12.23%	3,082	9.00%	2,560	7.95%
Income $10,000 - $14,999	3,252	11.03%	2,009	5.87%	1,469	4.56%
Income $15,000 - $19,999	3,045	10.33%	2,843	8.31%	1,986	6.17%
Income $20,000 - $24,999	2,770	9.40%	2,586	7.55%	2,389	7.42%
Income $25,000 - $29,999	2,317	7.86%	2,579	7.53%	2,264	7.03%
Income $30,000 - $34,999	2,006	6.80%	2,354	6.88%	2,253	7.00%
Income $35,000 - $39,999	1,682	5.70%	2,063	6.03%	2,085	6.48%
Income $40,000 - $44,999	1,526	5.18%	1,724	5.04%	1,783	5.54%
Income $45,000 - $49,999	1,174	3.98%	1,563	4.57%	1,440	4.47%
Income $50,000 - $59,999	1,945	6.60%	2,717	7.94%	2,405	7.47%
Income $60,000 - $74,999	2,071	7.02%	2,870	8.38%	2,901	9.01%
Income $75,000 - $99,999	1,839	6.24%	3,211	9.38%	3,088	9.59%
Income $100,000 - $124,999	824	2.79%	1,593	4.65%	1,973	6.13%
Income $125,000 - $149,999	447	1.52%	966	2.82%	1,113	3.46%
Income $150,000 - $199,999	400	1.36%	969	2.83%	1,079	3.35%
Income $200,000 - $249,999	297	1.01%	354	1.03%	521	1.62%
Income $250,000 - $499,999	208	0.71%	558	1.63%	590	1.83%
Income $500,000 or more	73	0.25%	188	0.55%	290	0.90%
Median Household Income	$29,461		$39,026		$43,052	

Senior Life

County (see appendix for geographies), Total

Household Income by Age of Householder	2000 Census	%	2009 Estimate	%	2014 Projection	%
Householder Age 85 and over	19,872		30,730		33,832	
Income less than $10,000	3,141	15.81%	3,579	11.65%	3,464	10.24%
Income $10,000 - $14,999	2,685	13.51%	2,171	7.06%	2,080	6.15%
Income $15,000 - $19,999	2,153	10.83%	3,085	10.04%	2,739	8.10%
Income $20,000 - $24,999	1,873	9.43%	2,397	7.80%	2,760	8.16%
Income $25,000 - $29,999	1,559	7.85%	2,374	7.73%	2,200	6.50%
Income $30,000 - $34,999	1,252	6.30%	2,195	7.14%	2,401	7.10%
Income $35,000 - $39,999	1,037	5.22%	1,948	6.34%	2,131	6.30%
Income $40,000 - $44,999	809	4.07%	1,396	4.54%	2,047	6.05%
Income $45,000 - $49,999	719	3.62%	1,311	4.27%	1,358	4.01%
Income $50,000 - $59,999	1,212	6.10%	2,032	6.61%	2,385	7.05%
Income $60,000 - $74,999	1,170	5.89%	2,361	7.68%	2,582	7.63%
Income $75,000 - $99,999	926	4.66%	2,424	7.89%	2,932	8.67%
Income $100,000 - $124,999	423	2.13%	1,115	3.63%	1,686	4.98%
Income $125,000 - $149,999	347	1.75%	662	2.15%	910	2.69%
Income $150,000 - $199,999	245	1.23%	823	2.68%	920	2.72%
Income $200,000 - $249,999	170	0.86%	303	0.99%	486	1.44%
Income $250,000 - $499,999	111	0.56%	409	1.33%	497	1.47%
Income $500,000 or more	40	0.20%	145	0.47%	254	0.75%
Median Household Income	$25,271		$34,006		$37,984	

Households by Household Income	2000 Census	%	2009 Estimate	%	2014 Projection	%
Total Households	995,492		1,077,820		1,141,072	
Income less than $15,000	124,436	12.50%	93,104	8.64%	86,655	7.59%
Income $15,000 - $24,999	117,642	11.82%	90,046	8.35%	80,355	7.04%
Income $25,000 - $34,999	122,297	12.29%	99,186	9.20%	91,319	8.00%
Income $35,000 - $49,999	159,617	16.03%	147,882	13.72%	141,929	12.44%
Income $50,000 - $74,999	200,299	20.12%	203,765	18.91%	205,222	17.99%
Income $75,000 - $99,999	114,797	11.53%	153,992	14.29%	157,610	13.81%
Income $100,000 - $149,999	97,844	9.83%	159,144	14.77%	194,593	17.05%
Income $150,000 - $249,999	42,258	4.24%	92,088	8.54%	128,748	11.28%
Income $250,000 - $499,999	11,041	1.11%	27,123	2.52%	36,213	3.17%
Income $500,000 or more	5,261	0.53%	11,490	1.07%	18,428	1.61%
Average Household Income	$63,204		$84,359		$95,860	
Median Household Income	$47,534		$63,335		$70,743	
Per Capita Income	$22,926		$30,204		$34,192	

Senior Life

County (see appendix for geographies), Total

All Owner-Occupied Housing Unit Values	2000 Census	%	2009 Estimate	%	2014 Projection	%
Total All Owner-Occupied Housing Unit Values	551,489		606,540		646,365	
Value Less than $20,000	11,351	2.06%	5,705	0.94%	5,334	0.83%
Value $20,000 - $39,999	12,696	2.30%	7,210	1.19%	6,696	1.04%
Value $40,000 - $59,999	7,090	1.29%	7,621	1.26%	6,995	1.08%
Value $60,000 - $79,999	9,010	1.63%	6,351	1.05%	6,610	1.02%
Value $80,000 - $99,999	17,385	3.15%	3,960	0.65%	4,717	0.73%
Value $100,000 - $149,999	74,491	13.51%	11,663	1.92%	10,021	1.55%
Value $150,000 - $199,999	122,128	22.15%	24,330	4.01%	16,818	2.60%
Value $200,000 - $299,999	153,350	27.81%	89,686	14.79%	67,776	10.49%
Value $300,000 - $399,999	66,376	12.04%	134,299	22.14%	116,885	18.08%
Value $400,000 - $499,999	31,316	5.68%	97,321	16.05%	110,128	17.04%
Value $500,000 - $749,999	27,244	4.94%	122,619	20.22%	154,141	23.85%
Value $750,000 - $999,999	9,930	1.80%	53,211	8.77%	80,551	12.46%
Value $1,000,000 or more	9,122	1.65%	42,564	7.02%	59,693	9.24%
Median All Owner-Occupied Housing Unit Value	$214,081		$412,788		$473,851	

Group Quarters by Population Type*	2000 Census	%	2009 Estimate	%	2014 Projection	%
Institutionalized:	23,447		24,483		25,022	
Correctional Institutions	12,140	51.78%	12,617	51.53%	12,873	51.45%
Nursing Homes	9,745	41.56%	10,218	41.74%	10,456	41.79%
Other Institutions	1,562	6.66%	1,648	6.73%	1,693	6.77%
Noninstitutionalized	73,566		76,702		78,418	

Tenure of Occupied Housing Units	2000 Census	2009 Estimate	2014 Projection
Owner Occupied	551,461	606,540	646,365
Renter Occupied	443,216	471,280	494,707

Senior Life

County (see appendix for geographies), Total

2000 Tenure By Age of Householder	Total	%
Total Households	994,677	
Owner Occupied	551,489	
Householder 55 to 59 Years	48,031	8.71%
Householder 60 to 64 Years	40,014	7.26%
Householder 65 to 74 Years	74,983	13.60%
Householder 75 to 84 Years	58,838	10.67%
Householder 85 and over	14,243	2.58%
Renter Occupied	443,188	
Householder 55 to 59 Years	17,608	3.97%
Householder 60 to 64 Years	12,585	2.84%
Householder 65 to 74 Years	23,170	5.23%
Householder 75 to 84 Years	17,808	4.02%
Householder 85 and over	7,492	1.69%

2000 Pop 65 and over by HH Type and Relationship	Total	%
Total for Pop 65 and over	313,702	
In Households:	300,196	
In Family Households:	211,475	67.41%
Householder	107,027	34.12%
Male	86,886	27.70%
Female	20,141	6.42%
Spouse	72,670	23.17%
Parent	16,127	5.14%
Other Relatives	13,174	4.20%
Nonrelatives	2,477	0.79%
In Non-Family Households:	88,721	28.28%
Male householder	23,595	7.52%
Living Alone	20,905	6.66%
Not Living Alone	2,690	0.86%
Female Householder	60,731	19.36%
Living Alone	57,782	18.42%
Not Living Alone	2,949	0.94%
Nonrelatives	4,395	1.40%
In Group Quarters:	13,506	
Institutionalized population	9,289	2.96%
Noninstitutionalized population	4,217	1.34%

Senior Life

County (see appendix for geographies), Total

2000 Mobility and Disability Civilian Noninstitutionalized Persons Age 16 and over	Totals	%	65 Yrs And Over	%
Total Disability	572,389		247,329	
Sensory Disability	77,249	13.50%	43,483	17.58%
Physical Disability	173,065	30.24%	83,483	33.75%
Mental Disability	96,027	16.78%	33,767	13.65%
Self-Care Disability	53,701	9.38%	27,364	11.06%
Go-Outside-Home Disability	172,347	30.11%	59,232	23.95%

2000 Mobility and Disability Civilian Noninstitutionalized Persons Age 16 and over	Totals	%	65 - 74 Yrs	%	75 Yrs And Over	%
Disability by Sex by Age	2,053,954		160,436		143,977	
Male	984,762	47.94%	72,106	44.94%	57,894	40.21%
With a Disability	205,890	10.02%	22,251	13.87%	28,730	19.95%
No Disability	778,872	37.92%	49,855	31.07%	29,164	20.26%
Female	1,069,192	52.06%	88,330	55.06%	86,083	59.79%
With a Disability	221,389	10.78%	26,748	16.67%	46,476	32.28%
No Disability	847,803	41.28%	61,582	38.38%	39,607	27.51%

2000 Occupied Housing Units	Totals	%	65 - 74 Yrs	%	75 Yrs And Over	%
Total Units	994,677		98,153		98,381	
With Telephone	984,427	98.97%	97,438	99.27%	97,849	99.46%
No Telephone	10,250	1.03%	715	0.73%	532	0.54%

Senior Life

County (see appendix for geographies), Total

2000 Census Poverty Status in 1999 Families By Household Type by Age of Householder	Totals	%	65 - 74 Yrs	%	75 Yrs And Over	%
Population with Known Poverty Status	2,722,408		160,436		143,977	
Married-Couple Families	1,749,277	64.25%	104,056	64.86%	73,899	51.33%
In other Families	520,255	19.11%	17,068	10.64%	16,452	11.43%
Male householder, no wife present	150,973	5.55%	5,202	3.24%	4,368	3.03%
Female householder, no husband present	369,282	13.56%	11,866	7.40%	12,084	8.39%
Unrelated individuals	452,876	16.64%	39,312	24.50%	53,626	37.25%
Income At or Above Poverty Level	2,384,009	87.57%	150,302	93.68%	133,550	92.76%
Married-Couple Families	1,619,662	59.49%	100,412	62.59%	71,717	49.81%
In other Families	393,330	14.45%	15,403	9.60%	15,247	10.59%
Male householder, no wife present	121,779	4.47%	4,680	2.92%	4,019	2.79%
Female householder, no husband present	271,551	9.97%	10,723	6.68%	11,228	7.80%
Unrelated individuals	371,017	13.63%	34,487	21.50%	46,586	32.36%
Income Below Poverty Level	338,399	12.43%	10,134	6.32%	10,427	7.24%
Married-Couple Families	129,615	4.76%	3,644	2.27%	2,182	1.52%
In other Families	126,925	4.66%	1,665	1.04%	1,205	0.84%
Male householder, no wife present	29,194	1.07%	522	0.33%	349	0.24%
Female householder, no husband present	97,731	3.59%	1,143	0.71%	856	0.59%
Unrelated individuals	81,859	3.01%	4,825	3.01%	7,040	4.89%

*In contrast to Claritas Demographic Estimates, "smoothed" data items are Census 2000 tables made consistent with current year estimated and 5 year projected base counts.

Appendix: Area Listing

Area Name:

Type: List - County   Reporting Detail: Aggregate   Reporting Level: County

Geography Code	Geography Name	Geography Code	Geography Name
06073	San Diego County, CA		

Project Information:

Site: 1

Order Number: 967918505

Exhibit

B

COMPETITION MAP



Gopher Canyon Rd
Old Castle Rd
76
N River Rd
San Luis Rey
Mission Ave
Mesa Dr
S11
Oceanside
Oceanside Blvd
S13
Champagne Blvd
Vista
Emeritus at Carlsbad
Aegis at Shadowridge
Buena Creek Rd
78
Funparks
S12
Melrose Dr
15
San Marcos Cemetery
Las Villas del Norte
C A L I F O R N I A
S11
Nordahl Rd
SUBJECT
San Marcos
S14
S A N D I E G O
Rancheros
78
S12
College
Carlsbad
Lake San Marcos
S12
Silvergate San Marcos
Escondido
Melrose Dr
S10
Poinsettia Ln
S6
Aviara Pky
Alga Rd
Sunrise at La Costa
La Costa Ave
Glenview Assisted Living
S10
S21
El Camino del Norte
Encinitas
S6
Santa Fe Dr
S9
San Elijo Ave
Pacific Ocean
Rancho Santa Fe
Cleveland National Forest
S8
San Diego
0 mi
1
2
3
4
5

Exhibit

C

LAND SALES MAP

Pala I.R.
S13
76
395
Bonsall
Camp Pendleton Marine Corps Base
Basilone Rd
Landegrft Blvd
Gopher Canyon Rd
Old Castle Rd
Champagne Blvd
Land Sale 4
S13
SAN DIEGO
Vista
Oceanside
Oceanside Blvd
College Blvd
CALIFORNIA
Festival Funparks
S14
Land Sale 2
Carlsb
Land Sale 3
S21
San Marcos
S14
Rancheros
15
S12
S11
S12
Lake San Marcos
78
Escondido
S10
SUBJECT
Rd
Land Sale 1
La Costa Ave
Pacific Ocean
S11
El Camino del Norte
S6
Encinitas
S21
S9
Rancho Santa Fe
Cleveland National Forest
San Diego
S8
San Dieguito Rd
Solana Beach

0 mi 2 4 6



COMPARABLE LAND SALE 1

General Data

Location	1260 W. Valley Parkway
City	Escondido
State	CA
Assessor's Parcel	232-141-42

Site Data

Size (SF)	51,401
Size (Acres)	1.18
Zoning	SP-Specific Plan
Topography	Level
Shape	Generally rectangular
Corner/Interior	Interior

Transaction Data

Seller	Pacifica Escondido, LLC
Buyer	In-N-Out Burger
Interest	Fee simple
Recording	09-0708431
Date	December 23, 2009
Terms	All cash sale
Price	$2,094,545
Price Per SF	$40.75
Price Per Acre	$1,775,031

Additional Information

The site is currently vacant. The adjacent properties include a mid-rise limited service hotel and several restaurants. The property is situated in proximity to the Escondido Freeway (Interstate 15). The site does not have good visibility from the freeway, but the city approved a package allowing a large sign to be erected that would be visible from the freeway. Traffic on West Valley Parkway tends to be heavy given its proximity to the freeway and the other retail in the immediate neighborhood.



COMPARABLE LAND SALE 2

General Data

Location	127 N. Las Posas Road
City	San Marcos
State	CA
Assessor's Parcel	219-163-56

Site Data

Size (SF)	98,446
Size (Acres)	2.26
Zoning	C-Commercial
Topography	Level
Shape	Irregular
Corner/Interior	Corner

Transaction Data

Seller	City of San Marcos
Buyer	Palmetto Hospitality, LLC
Interest	Fee simple
Recording	08-0410195
Date	July 31, 2008
Terms	All cash sale
Price	$3,920,500
Price Per SF	$39.82
Price Per Acre	$1,734,727

Additional Information

The site is currently being developed with a mid-rise hotel. The property is situated at the corner of a signalized intersection in a heavily trafficked area that is densely developed with commercial uses. An on-ramp for S.R. 78 is situated adjacent to the site.



COMPARABLE LAND SALE 3

General Data

Location	SWC of S. Melrose Drive and Park Center Drive
City	Vista
State	CA
Assessor's Parcel	219-541-11-00

Site Data

Size (SF)	149,846
Size (Acres)	3.44
Zoning	GC-General Commercial (SPO)
Topography	Level
Shape	Generally rectangular
Corner/Interior	Corner

Transaction Data

Seller	Franz-Melrose, LLC
Buyer	Aba-Vista, LLC
Interest	Fee simple
Recording	08-0262029
Date	May 15, 2008
Terms	All cash sale
Price	$4,539,540
Price Per SF	$30.29
Price Per Acre	$1,319,637

Additional Information

The site is currently vacant. The surrounding land uses include some industrial/office buildings on the eastern side of Melrose Drive. The site is situated at the corner of a signalized intersection that has some moderate to heavy traffic.



COMPARABLE LAND SALE 4

General Data

Location	139-141 Canyon Drive
City	Oceanside
State	CA
Assessor's Parcel	148-160-20-00

Site Data

Size (SF)	49,658
Size (Acres)	1.14
Zoning	C2-Commerical
Topography	Level
Shape	Rectangular
Corner/Interior	Interior

Transaction Data

Seller	Dorothy G. Derosa
Buyer	David Hakmyong and Patricia Rhee
Interest	Fee simple
Recording	08-0012720
Date	January 10, 2008
Terms	All cash sale
Price	$1,450,000
Price Per SF	$29.20
Price Per Acre	$1,319,637

Additional Information

This site is currently improved with a 10,435-square-foot flex building. The buyers purchased the property with the intention of demolishing the building and developing a commercial use. The adjacent land uses include a McDonald's fast food restaurant and a day care center. The property is located approximately 0.5 miles southeast of a signalized intersection.


V&
IG

LAND SALES PHOTOGRAPHS


FOR LEASE

Land Sale 1



Land Sale 2


V&
IG



Land Sale 3


FOR LEASE

Land Sale 4

Exhibit

D

IMPROVED SALES MAP



Improved Sale 1
Improved Sale 2
Improved Sale 3
Improved Sale 4
Improved Sale 5
SUBJECT
Pacific Ocean
NEVADA
CALIFORNIA
UNITED STATES
MEXICO
San Francisco
Los Angeles
Sacramento
Reno
Fresno
Bakersfield
Tijuana
0 mi
50
100
150


V&
IG

COMPARABLE IMPROVED SALE 1

General Data

Facility	Villa San Ramon
Location	9199 Fircrest Lane
City	San Ramon
State	CA
Year Built	1992
Units	169
Building Size (SF)	141,922
Land Size (SF)	247,856

Sales Data

Seller	Villa San Ramon, LLC
Buyer	Avalon San Ramon, LLC
Recording	216851
Date	October 1, 2008
Price	$34,000,000
Terms	All cash to seller

Operating Data

Occupancy Level	93.0%
Effective Gross	7,555,556
Expenses	4,770,956
Net Operating Income	2,784,600
NOI per SF	$19.62
NOI per Unit	$16,477

Value Indicators

Capitalization Rate	8.2%
EGIM	4.5
Price per SF	$239.57
Price per Bed	$201,183

Additional Information

The facility was built in 1992 and has120 units. An addition was made to the property in 2001 that increased the total assisted living units to 169. Avalon San Ramon, LLC, is an entity of the property's operator, Vintage Senior Living. The sale was verified by Cushman & Wakefield, broker.



COMPARABLE IMPROVED SALE 2

General Data

Facility	Claremont House
Location	4500 Gilbert Street
City	Oakland
State	CA
Year Built	1981
Units	147
Building Size (SF)	99,124
Land Size (SF)	47,045

Sales Data

Seller	Foundation Pacific
Buyer	Monarch Place Peidmont, LLC
Recording	265974
Date	8/29/2008
Price	$26,250,000
Terms	All cash to seller

Operating Data

Occupancy Level	90.0%
Effective Gross	6,000,000
Expenses	4,300,000
Net Operating Income	1,700,000
NOI per SF	$17.15
NOI per Unit	$11,565

Value Indicators

Capitalization Rate	6.5%
EGIM	4.4
Price per SF	$264.82
Price per Bed	$178,571

Additional Information

The subject contains 50 assisted living units and 97 independent living units. The income and expenses above are projected based on a review of historical and current operations. Expenses include reserves for replacements and a 5% management fee. The subject contains 139 studio units and eight one-bedroom units. This sale was verified by the seller, Doug Gill, at (925) 472-0110.



COMPARABLE IMPROVED SALE 3

General Data

Facility	Crowne Pointe Retirement
Location	737 Magnolia Avenue
City	Corona
State	CA
Year Built	1987
Units	159
Building Size (SF)	137,364
Land Size (SF)	148,975

Sales Data

Seller	Corona Senior Living Properties
Buyer	Ritters Crown Point, LLC
Recording	166723
Date	4/3/2008
Price	$23,000,000
Terms	See Additional Information

Operating Data

Occupancy Level	85.0%
Effective Gross	4,550,000
Expenses	2,550,000
Net Operating Income	2,000,000
NOI per SF	$14.56
NOI per Unit	$12,579

Value Indicators

Capitalization Rate	8.7%
EGIM	5.1
Price per SF	$167.44
Price per Bed	$144,654

Additional Information

This facility is comprised of 159 units, with 115 assisted living, 35 independent living and nine Alzheimer's units. Over half of the units are one bedrooms, and the rest are two bedrooms or studios. Prior to the transaction, the property was financed by $13.8 million of debt in tax-exempt mortgage revenue bonds. Red Mortgage Capital arranged for defeasement of the bonds after a lengthy process. The buyer is an entity related to Canyon Creek. Financials stated above are based on 2006 results.



COMPARABLE IMPROVED SALE 4

General Data

Facility	Hazel Creek
Location	6125 Hazel Avenue
City	Orangevale
State	CA
Year Built	1987
Units	104
Building Size (SF)	80,850
Land Size (SF)	144,184

Sales Data

Seller	Elbert B. McGee
Buyer	Summerville of Hazel Creek, LLC
Recording	70301-1009
Date	1/17/2008
Price	$10,600,000
Terms	all cash to seller

Operating Data

Occupancy Level	92.0%
Effective Gross	3,511,000
Expenses	2,658,000
Net Operating Income	853,000
NOI per SF	$10.55
NOI per Unit	$8,202

Value Indicators

Capitalization Rate	8.0%
EGIM	3.0
Price per SF	$131.11
Price per Bed	$101,923

Additional Information

Summerville acquired the subject and will enter into a sale-lease back transaction with HCP. This facility was originally constructed as an independent living facility and was licensed for assisted living in 2001. The facility consists of 21 junior one-bedroom units (438 to 446 square feet), 66 one-bedroom units (502 to 506 square feet) and 17 two-bedroom units (640 square feet).



COMPARABLE IMPROVED SALE 5

General Data

Facility	Hallmark Orangevale
Location	8773 Oak Avenue
City	Orangevale
State	CA
Year Built	1982/1986
Units	97
Building Size (SF)	62,164
Land Size (SF)	261,796

Sales Data

Seller	SPS Healthcare
Buyer	Larry Moorehead
Recording	N/A
Date	Contract
Price	$12,200,000
Terms	All cash to seller

Operating Data

Occupancy Level	81.0%
Effective Gross	4,525,438
Expenses	3,280,863
Net Operating Income	1,244,574
NOI per SF	$20.02
NOI per Unit	$12,831

Value Indicators

Capitalization Rate	10.2%
EGIM	2.7
Price per SF	$196.26
Price per Bed	$125,773

Additional Information

The facility is located in the Sacramento, California, area. It was constructed in 1982 and 1986, originally as a drug rehabilitation facility, and is comprised of 97 units with 54 assisted living and 23 memory care units. Eskaton, a nonprofit organization, is currently the operator. The financial information presented above is based on a review of historical data as well as the buyer's expectations. The buyer's budget reflects expense savings to be realized from trimming overheard associated with staff and benefits. The stated NOI above is higher than historical levels, but lower than the buyer's projection. Planned renovations for the facility include new carpeting, wall coverings, hand rails, art package and lighting. Individual units are planned to receive new carpet, window coverings, furniture and bathroom upgrades. Also, the significant outdoor areas might be improved with new hardscapes to enhance the outdoor activities associated with memory care. The estimated cost is $1.2 million, which is included in the purchase price reported above. The sale was verified with the buyer.

Exhibit

E

BRESSI RANCH
30.4- DAY OPERATING BUDGET
Date 9-08-09

(Note: This information is used for internal budgeting purposes only and there is no implied or express warranty or representation as to the ability of the operations to meet these budgets.)

			(Full Op) 1 MO.	ANNUALIZED	
NO. OF DAYS IN MONTH			30.4	365	PRD

NO. RESIDENT DAYS:	Approx. square feet = 36,800 Single Story	1 MO.	ANNUALIZED
ACTIVCARE		1,125	13,505
ROYAL CLUB		639	7,665
ASSISTED LIVING		456	5,475
TOTAL FACILITY RESIDENT DAYS		2,220	26,645

CENSUS	TOTAL ROOMS	TOTAL UNITS	FULL OP UNITS	FULL OP RESIDENTS	
ACTIVCARE	25	41	37	37	37
ROYAL CLUB	14	23	21	21	21
ASSISTED LIVING	11	16	15	15	15
TOTAL FACILITY CENSUS	50	80	73	73	73
			91.25%		

****** ASSUMPTIONS ******

ACTIVCARE:

NO. OF RESIDENTS/UNITS:	Total Rooms	Total Units	(% Occ.)	Full Op	
PRIVATE	9	9		8	8
SHARED SUITES (2 Priv Rooms/1 Shared bath)	12	24		22	22
SEMI PRIVATE (1 Shared Rm/1 Shared bath)	4	8		7	7
TOTAL RESIDENTS	25	41	90.24%	37	37

ROOM & BOARD RATES:	
PRIVATE	$5,500
SHARED SUITES (2 Priv Rooms/1 Shared bath)	$5,100
SEMI PRIVATE (1 Shared Rm/1 Shared bath)	$4,700
INCONTINENCY FEE INCOME	400
INCONT. SUPPLIES (EXPENSE)	125
% RESIDENTS	51%
# OF RESIDENTS	19
PERSONAL SUPPLIES/BEDDING INCOME	35
PERSONAL SUPPLIES/BEDDING EXPENSE	15
% RESIDENTS	12%
# OF RESIDENTS	4

ROYAL CLUB:

NO. OF RESIDENTS/UNITS:	Total Rooms	Total Units	(% Occ.)	Full Op	
PRIVATE	5	5		5	5
SHARED SUITES (2 Priv Rooms/1 Shared bath)	7	14		12	12
SEMI PRIVATE (1 Shared Rm/1 Shared bath)	2	4		4	4
TOTAL RESIDENTS	14	23	91.30%	21	21

ROOM & BOARD DAILY RATES:	
PRIVATE	$240
SHARED SUITES (2 Priv Rooms/1 Shared bath)	$215
SEMI PRIVATE (1 Shared Rm/1 Shared bath)	$180
INCONTINENCY FEE INCOME	400
INCONT. SUPPLIES (EXPENSE)	125
% RESIDENTS	51%
# OF RESIDENTS	11
PERSONAL SUPPLIES/BEDDING INCOME	35
PERSONAL SUPPLIES/BEDDING EXPENSE	15
% RESIDENTS	12%
# OF RESIDENTS	3

BRESSI RANCH
30.4- DAY OPERATING BUDGET
Date 9-08-09

(Note: This information is used for internal budgeting purposes only and there is no implied or express warranty or representation as to the ability of the operations to meet these budgets.)

					(Full Op) 1 MO.	ANNUALIZED	
NO. OF DAYS IN MONTH					30.4	365	PRD

ASSISTED LIVING (MCI):	Total	Total					
NO. OF RESIDENTS/UNITS:	Rooms	Units	(% Occ.)	Full Op			
PRIVATE STUDIO	6	6		6	6		
SHARED SUITES (2 Priv Rooms/1 Shared bath)	5	10		9	9		
TOTAL RESIDENTS	11	16	93.75%	15	15		
ROOM & BOARD RATES:							
PRIVATE STUDIO					$3,500		
SHARED SUITES (2 Priv Rooms/1 Shared bath)					$3,100		
INCONTINENCY FEE INCOME			PER RES./MO. =		400		
INCONT. SUPPLIES (EXPENSE)			PER RES./MO. =		125		
% RESIDENTS					10.00%		
# OF RESIDENTS					2		
OTHER OPERATING REVENUE:							
OTHER REVENUE				PRD =	0.00		
OVERHEAD BURDEN:							
PAYROLL TAXES					0.1000		
VAC./HOL./SICK							
SPECIAL SERVICES/NURSING					0.0350		
MAINTENANCE					0.0350		
HOUSEKEEPING					0.0350		
LAUNDRY					0.0350		
DIETARY					0.0350		
SOCIAL SERVICES					0.0350		
ADMINISTRATION					0.0350		
MARKETING					0.0000		
WORKER'S COMP: (Eff. 01/01/09)							
RESIDENTIAL (Includes Exec. Dir.) (9070)					0.0553		
SKILLED NURSING (8829)					0.0359		
CLERICAL (Includes Marketing Dept.- does not include Exec. Dir.) (8810)					0.0041		

REVENUE:	ACCT. CODE	1 MO.	ANNUALIZED	PRD
ACTIVCARE:				
TOTAL ROOM & BOARD	903000	189,100	2,269,200	168.03
OTHER REVENUE:				
INCONTENENCY FEE INCOME	906821	7,600	91,200	6.75
PERSONAL SUPPLIES/BEDDING	906822	140	1,680	0.12
TOTAL OTHER REVENUE		7,740	92,880	6.88
TOTAL ACTIVECARE REVENUE		196,840	2,362,080	174.90
ROYAL CLUB:				
TOTAL ROOM & BOARD		136,875	1,642,500	300.00
OTHER REVENUE:				
INCONTENENCY FEE INCOME	916821	4,400	52,800	9.64
PERSONAL SUPPLIES/BEDDING	916822	105	1,260	0.23
TOTAL OTHER REVENUE		4,505	54,060	9.87
TOTAL ROYAL CLUB REVENUE		141,380	1,696,560	309.87

BRESSI RANCH
30.4- DAY OPERATING BUDGET
Date 9-08-09

(Note: This information is used for internal budgeting purposes only and there is no implied or express warranty or representation as to the ability of the operations to meet these budgets.)

				(Full Op) 1 MO.	ANNUALIZED	
NO. OF DAYS IN MONTH				30.4	365	PRD
ASSISTED LIVING (MCI):						
TOTAL ROOM & BOARD				48,900	586,800	107.18
OTHER REVENUE:						
INCONTENENCY FEE INCOME	916821			800	9,600	1.75
OTHER REVENUE				0	0	0.00
TOTAL OTHER REVENUE				800	9,600	1.75
TOTAL ASSISTED LIVING REVENUE				49,700	596,400	108.93
TOTAL FACILITY REVENUE				387,920	4,655,040	174.71
EXPENSES:						
NURSING - TOTAL FACILITY						
WAGES - PROGRAM LEADERS	907012			11,437	137,240	5.15
WAGES - LVN	907013			16,425	197,100	7.40
WAGES - CAREGIVERS	907014			38,325	459,900	17.26
WAGES - MED AIDES	907016			5,840	70,080	2.63
WAGES - CNA'S	907019			19,163	229,950	8.63
SUBTOTAL - WAGES				91,189	1,094,270	41.07
PAYROLL TAXES	907021			9,438	113,257	4.25
VACATION, HOLIDAY & SICK	907023			3,192	38,299	1.44
WORKERS COMP.	907027			5,043	60,513	2.27
MEDICAL DIRECTOR	9070340	/MO. =	1,250	1,250	15,000	0.56
MEDICAL CARE SUPPLIES	907044	/RD =	0.14	158	1,891	0.07
PERSONAL SUPPLIES	907045	%/Tot. Rev.	43%	60	720	0.03
INCONTINENCY SUPPLIES	907046	%/Tot. Rev.	31%	2,375	28,500	1.07
TOTAL FACILITY NURSING				112,704	1,352,450	50.76
ACTIVCARE - ADMINISTRATION:						
WAGES - PROGRAM DIRECTOR (LVN) *	9079120			7,304	87,647	6.49
SUBTOTAL - WAGES				7,304	87,647	6.49
PAYROLL TAXES	9079210			756	9,071	0.67
VACATION, HOLIDAY & SICK	9079230			256	3,068	0.23
WORKERS COMP.	9079270			404	4,847	0.36
TOTAL ACTIVCARE ADMINISTRATION				8,719	104,633	7.75
PLANT MAINTENANCE:						
UTILITIES:						
ELECTRICITY	917272	/Square Ft =	0.12	4,416	52,992	1.99
GAS	917273	/Square Ft =	0.05	1,840	22,080	0.83
WATER & SEWER	917274	/Square Ft =	0.05	1,840	22,080	0.83
TRASH REMOVAL	917275	/Unit =	8.50	621	7,446	0.28
CABLE TV	917290	/MO. =	100	100	1,200	0.05
SUBTOTAL - UTILITIES				8,817	105,798	3.97
WAGES - MAINT. SUPERVISOR *	917211			4,507	54,080	2.03
WAGES - MAINTENANCE TECH.	917216			2,433	29,200	1.10
SUBTOTAL - WAGES				6,940	83,280	3.13

BRESSI RANCH
30.4- DAY OPERATING BUDGET
Date 9-08-09

(Note: This information is used for internal budgeting purposes only and there is no implied or express warranty or representation as to the ability of the operations to meet these budgets.)

NO. OF DAYS IN MONTH				(Full Op) 1 MO. 30.4	ANNUALIZED 365	PRD
PAYROLL TAXES	917221			718	8,619	0.32
VACATION, HOLIDAY & SICK	917223			243	2,915	0.11
WORKERS COMP.	917227			384	4,605	0.17
MINOR EQUIPMENT	917251	/MO. =	100	100	1,200	0.05
SUPPLIES	917252	/MO. =	700	700	8,400	0.32
PURCH. SVS. REPAIR & MAINT.	917262	/MO. =	375	375	4,500	0.17
PURCH. SERVICES. - HVAC	917263	/MO. =	150	150	1,800	0.07
CONTRACTED SERVICES (INCL. PEST)	917266	/MO. =	950	950	11,400	0.43
GARDENER	917280	/MO. =	1,000	1,000	12,000	0.45
GARDENING SUPPLIES	917281	/MO. =	150	150	1,800	0.07
TOTAL PLANT & MAINTENANCE				20,526	246,318	9.24
HOUSEKEEPING:						
WAGES - HOUSEKEEPERS	917314			4,380	52,560	1.97
WAGES - JANITORS	917316			2,190	26,280	0.99
SUBTOTAL - WAGES				6,570	78,840	2.96
PAYROLL TAXES	917321			680	8,160	0.31
VACATION, HOLIDAY & SICK	917323			230	2,759	0.10
WORKERS COMP.	917327			363	4,360	0.16
CLEANING SUPPLIES	917347	/RD =	0.25	555	6,661	0.25
MINOR EQUIPMENT	917351	/MO. =	50	50	600	0.02
PAPER SUPPLIES	917352	/RD =	0.28	622	7,461	0.28
TOTAL HOUSEKEEPING				9,070	108,841	4.08
LAUNDRY & LINEN:						
WAGES - LAUNDRY AIDES	917416			2,190	26,280	0.99
SUBTOTAL - WAGES				2,190	26,280	0.99
PAYROLL TAXES	917421			227	2,720	0.10
VACATION, HOLIDAY & SICK	917423			77	920	0.03
WORKERS COMP.	917427			121	1,453	0.05
LINEN & BEDDING	917446	/MO. =	75	75	900	0.03
SUPPLIES	917452	/RD =	0.17	377	4,530	0.17
LEASED EQUIPMENT	917464	/MO. =		0	0	0.00
PURCHASED SERVICES	917465	/MO. =		0	0	0.00
TOTAL LAUNDRY & LINEN				3,067	36,803	1.38
DIETARY:						
WAGES - DIETARY DIRECTOR *	917511			4,333	52,000	1.95
WAGES - COOKS	917512			5,840	70,080	2.63
WAGES - DISHWASHERS/CLEANUP	917517			3,893	46,720	1.75
WAGES - DIET. AIDE (Royal Club)	917520			2,360	28,324	1.06
SUBTOTAL - WAGES				16,427	197,124	7.40
PAYROLL TAXES	917521			1,700	20,402	0.77
VACATION, HOLIDAY & SICK	917523			575	6,899	0.26
WORKERS COMP.	917527			908	10,901	0.41
DIETARY CONSULTANT	917539	/MO. =	600	600	7,200	0.27
RAW FOOD	917545	/RD =	5.00	11,102	133,225	5.00
PAPER SUPPLIES	917546	/RD =	0.22	488	5,862	0.22

BRESSI RANCH
30.4- DAY OPERATING BUDGET
Date 9-08-09

(Note: This information is used for internal budgeting purposes only and there is no implied or express warranty or representation as to the ability of the operations to meet these budgets.)

NO. OF DAYS IN MONTH				(Full Op) 1 MO. 30.4	ANNUALIZED 365	PRD
CLEANING SUPPLIES	917547	/RD =	0.16	355	4,263	0.16
MINOR EQUIPMENT - DISHES, ETC.	917551	/MO. =	350	350	4,200	0.16
LEASED EQUIPMENT	917562	/MO. =	75	75	900	0.03
PURCH. SVS./REPAIR & MAINT.	917565	/MO. =	100	100	1,200	0.05
LINENS	917581	/MO. =	50	50	600	0.02
FRESH FLOWERS	917584	/MO. =	0	0	0	0.00
TOTAL DIETARY				32,731	392,777	14.74
SOCIAL SERVICES:						
WAGES - DIRECTOR*	917611			2,947	35,360	1.33
WAGES - DRIVERS	917614			0	0	0.00
WAGES - ACTIVITIES ASSISTANTS	917616			0	0	0.00
SUBTOTAL - WAGES				2,947	35,360	1.33
PAYROLL TAXES	917621			295	3,536	0.13
VACATION, HOLIDAY & SICK	917623			0	0	0.00
WORKERS COMP.	917627			163	1,955	0.07
SUPPLIES & ENTERTAINMENT	917652	/MO. =	500	500	6,000	0.23
TOTAL SOCIAL SERVICES				3,904	46,851	1.76
SALES & MARKETING:						
WAGES - MARKETING DIRECTOR *	917805			5,200	62,400	2.34
WAGES - MOVE IN COORD/MRKTG ASSIST.	917811			0	0	0.00
SUBTOTAL - WAGES				5,200	62,400	2.34
PAYROLL TAXES	917821			520	6,240	0.23
VACATION, HOLIDAY & SICK	917823			0	0	0.00
WORKER'S COMP.	917827			21	256	0.01
MARKETING CONSULTANT	917829	/MO. =	3,000	3,000	36,000	1.35
ADVERTISING	917830	/MO. =	2,000	2,000	24,000	0.90
AD PRODUCTION COSTS	917832	/MO. =	200	200	2,400	0.09
PRINTING BROCH. & NEWSLTRS. - MKTG	917834	/MO. =	475	475	5,700	0.21
PROMOTIONAL MATERIALS & SUPPLIES	917836	/MO. =	300	300	3,600	0.14
SPECIAL EVENTS - PROMOTIONAL	917838	/MO. =	350	350	4,200	0.16
DUES & SUBSCRIPTIONS - MKTG	917864	/MO. =	50	50	600	0.02
FURNITURE & ACCESSORIES - MODELS	917870	/MO. =	50	50	600	0.02
COMPUTER - LEAD TRACKING SYSTEM	917880	/MO. =	105	105	1,260	0.05
REFERRAL SERVICE (Vet Salute)	917882	/MO. =	300	300	3,600	0.14
TOTAL SALES & MARKETING				12,571	150,856	5.66
GENERAL ADMINISTRATION:						
WAGES - EXEC. DIRECTOR*	917911			7,500	90,000	3.38
WAGES - RECEPTIONISTS	917916			4,745	56,940	2.14
WAGES - BOOKKEEPER	917917			3,467	41,600	1.56
SUBTOTAL - WAGES				15,712	188,540	7.08
PAYROLL TAXES	917921			1,626	19,514	0.73
VACATION, HOLIDAY & SICK	917923			550	6,599	0.25
GROUP INSURANCE	917924	/FTE =	27.00	1,484	17,804	0.67
WORKERS COMP.	917927	/MO. =		448	5,381	0.20
PROFESSIONAL FEES - LEGAL	917937	/MO. =	100	100	1,200	0.05
PROFESSIONAL FEES - ACCTG.	917938	/MO. =	500	500	6,000	0.23

BRESSI RANCH
30.4- DAY OPERATING BUDGET
Date 9-08-09

(Note: This information is used for internal budgeting purposes only and there is no implied or express warranty or representation as to the ability of the operations to meet these budgets.)

				(Full Op) 1 MO.	ANNUALIZED	
NO. OF DAYS IN MONTH				30.4	365	PRD
PROFESSIONAL FEES - OTHER	917939	/MO. =	500	500	6,000	0.23
PAYROLL PROCESSING FEES	917940	/MO. =	740	740	8,880	0.33
SUPPLIES	917948	/MO. =	725	725	8,700	0.33
MINOR EQUIPMENT	917951	/MO. =		0	0	0.00
CONTRACTED SERVICES	917958	/MO. =	75	75	900	0.03
LEASED EQUIPMENT	917959	/MO. =	775	775	9,300	0.35
BROCHURES & NEWSLETTERS	917965	/MO. =	100	100	1,200	0.05
OTHER EXPENSE	917970	/MO. =	50	50	600	0.02
WORKER'S COMP CONSULTANT	917974	/MO. =		0	0	0.00
TELEPHONE	917976	/MO. =	1,050	1,050	12,600	0.47
DUES & SUBSCRIPTIONS	917977	/MO. =	275	275	3,300	0.12
PUBLIC RELATIONS	917980	/MO. =		0	0	0.00
LICENSES & FEES	917982	/MO. =	400	400	4,800	0.18
BANK CHARGES	917983	/MO. =	150	150	1,800	0.07
DATA PROCESSING FEES	917984	/MO. =	400	400	4,800	0.18
AUTO & TRAVEL	917985	/MO. =	800	800	9,600	0.36
EMPLOYEE RECRUIT. EXP.	917986	/MO. =	600	600	7,200	0.27
EMPLOYEE SUPPLIES	917988	/MO. =	100	100	1,200	0.05
EMPLOYEE BENEFITS	917990	/MO. =	350	350	4,200	0.16
EMPLOYEE UNIFORMS	917991	/MO. =	110	110	1,320	0.05
EMP. PHYSICALS, FINGERPRINTS	917992	/MO. =	500	500	6,000	0.23
HEPATITIS VACCINE	917993	/MO. =	50	50	600	0.02
POSTAGE	917994	/MO. =	350	350	4,200	0.16
SEMINARS/EDUCATION	917998	/MO. =	100	100	1,200	0.05
TOTAL ADMINISTRATION				28,620	343,438	12.89
MANAGEMENT FEE	917963	PCT. =	5.00%	19,396	232,752	8.74
REAL PROPERTY TAX	918380	/Square Ft =	0.33	12,144	145,728	5.47
PERSONAL PROPERTY TAX	918381	/Square Ft =	0.01	368	4,416	0.17
INSURANCE	918480	/Bed =	65	5,200	62,400	2.34
TOTAL OPERATING EXPENSE				269,022	3,228,262	121.16
EARNINGS BEFORE INT., TAXES, DEPR., & AMORT. (EBITDA)				**118,898**	**1,426,778**	**53.55**

SUMMARY RECAP

	1 MO.	ANNUALIZED	PRD
TOTAL REVENUE	387,920	4,655,040	174.71
EXPENSES:			
TOTAL WAGES	154,478	1,853,741	69.57
TOTAL PAYROLL TAXES	15,960	191,520	7.19
TOTAL VAC/HOL/SICK	5,122	61,459	2.31
TOTAL WORKER'S COMP	7,856	94,272	3.54
TOTAL OVERHEAD BURDEN	28,938	347,251	13.03
SUBTOTAL	183,416	2,200,992	82.60
% of Overhead Burden	18.73%		
TOTAL NON-WAGE RELATED EXP.	85,606	1,027,270	38.55
TOTAL OPERATING EXPENSES	269,022	3,228,262	121.16
EBITDA	118,898	1,426,778	53.55

BRESSI RANCH
NEGATIVE CARRY ANALYSIS
DATE: 09/8/09

(Note: This information is used for internal budgeting purposes only and there is no implied or express warranty or representation as to the ability of the operations to meet these budgets.)

				Pre Opening			Opening Month 1	Month 2	Month 3	Month 4	Month 5	Month 6
				1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.
NO. OF DAYS IN MONTH				30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4
NO. RESIDENT DAYS:												
ACTIVCARE				0	0	0	183	243	304	365	426	487
ROYAL CLUB				0	0	0	91	152	213	274	335	395
ASSISTED LIVING				0	0	0	91	152	213	274	335	395
TOTAL FACILITY RESIDENT DAYS				0	0	0	365	548	730	913	1,095	1,278
	TOTAL UNITS	FULL OP UNITS	FULL OP RESIDENTS									
CENSUS												
ACTIVCARE	41	37	37	0	0	0	6	8	10	12	14	16
ROYAL CLUB	23	21	21	0	0	0	3	5	7	9	11	13
ASSISTED LIVING	16	15	15	0	0	0	3	5	7	9	11	13
TOTAL FACILITY CENSUS	80	73	73	0	0	0	12	18	24	30	36	42
		91.25%										
**** ASSUMPTIONS ****												
ACTIVCARE:	Tol.		Full									
NO. OF RESIDENTS/UNITS:	Accom.	% Occ.	Op									
PRIVATE	9		8	0	0	0	1	2	3	3	4	4
SHARED SUITES (2 Priv Rooms/1 Shared b	24		22	0	0	0	4	5	5	6	7	8
SEMI PRIVATE (1 Shared Rm/1 Shared batl	8		7	0	0	0	1	1	2	3	3	4
TOTAL RESIDENTS	41	90.24%	37	0	0	0	6	8	10	12	14	16
ROOM & BOARD RATES:												
PRIVATE				$5,500	$5,500	$5,500	$5,500	$5,500	$5,500	$5,500	$5,500	$5,500
SHARED SUITES (2 Priv Rooms/1 Shared bath)				$5,100	$5,100	$5,100	$5,100	$5,100	$5,100	$5,100	$5,100	$5,100
SEMI PRIVATE (1 Shared Rm/1 Shared bath)				$4,700	$4,700	$4,700	$4,700	$4,700	$4,700	$4,700	$4,700	$4,700
INCONTINENCY FEE INCOME				400	400	400	400	400	400	400	400	400
INCONT. SUPPLIES (EXPENSE)				125	125	125	125	125	125	125	125	125
% RESIDENTS				51%	51%	51%	51%	51%	51%	51%	51%	51%
# OF RESIDENTS				0	0	0	3	4	5	6	7	8
PERSONAL SUPPLIES/BEDDING INCOME				35	35	35	35	35	35	35	35	35
PERSONAL SUPPLIES/BEDDING EXPENSE				15	15	15	15	15	15	15	15	15
% RESIDENTS				12%	12%	12%	12%	12%	12%	12%	12%	12%
# OF RESIDENTS				0	0	0	1	1	1	1	2	2
ROYAL CLUB:	Tol.		Full									
NO. OF RESIDENTS/UNITS:	Accom.	% Occ.	Op									
PRIVATE	5		5	0	0	0	1	1	1	2	2	3
SHARED SUITES (2 Priv Rooms/1 Shared b	14		12				1	3	5	6	7	8
SEMI PRIVATE (1 Shared Rm/1 Shared batl	4		4	0	0	0	1	1	1	1	2	2
TOTAL RESIDENTS	23	91.30%	21	0	0	0	3	5	7	9	11	13

	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12	Month 13	Month 14	Month 15	Month 16	Month 17	Month 18
	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.
NO. OF DAYS IN MONTH	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4
NO. RESIDENT DAYS:												
ACTIVCARE	548	639	700	760	882	1,004	1,125	1,125	1,125	1,125	1,125	1,125
ROYAL CLUB	456	517	578	639	639	639	639	639	639	639	639	639
ASSISTED LIVING	456	456	456	456	456	456	456	456	456	456	456	456
TOTAL FACILITY RESIDENT DAYS	1,460	1,612	1,734	1,855	1,977	2,099	2,220	2,220	2,220	2,220	2,220	2,220
CENSUS												
ACTIVCARE	18	21	23	25	29	33	37	37	37	37	37	37
ROYAL CLUB	15	17	19	21	21	21	21	21	21	21	21	21
ASSISTED LIVING	15	15	15	15	15	15	15	15	15	15	15	15
TOTAL FACILITY CENSUS	48	53	57	61	65	69	73	73	73	73	73	73
**** ASSUMPTIONS ****												
ACTIVCARE:												
NO. OF RESIDENTS/UNITS:												
PRIVATE	5	5	6	6	8	8	8	8	8	8	8	8
SHARED SUITES (2 Priv Rooms/1 Shared b	9	11	12	13	15	18	22	22	22	22	22	22
SEMI PRIVATE (1 Shared Rm/1 Shared batl	4	5	5	6	6	7	7	7	7	7	7	7
TOTAL RESIDENTS	18	21	23	25	29	33	37	37	37	37	37	37
ROOM & BOARD RATES:												
PRIVATE	$5,500	$5,500	$5,500	$5,500	$5,500	$5,500	$5,500	$5,500	$5,500	$5,500	$5,500	$5,500
SHARED SUITES (2 Priv Rooms/1 Shared bath)	$5,100	$5,100	$5,100	$5,100	$5,100	$5,100	$5,100	$5,100	$5,100	$5,100	$5,100	$5,100
SEMI PRIVATE (1 Shared Rm/1 Shared bath)	$4,700	$4,700	$4,700	$4,700	$4,700	$4,700	$4,700	$4,700	$4,700	$4,700	$4,700	$4,700
INCONTINENCY FEE INCOME	400	400	400	400	400	400	400	400	400	400	400	400
INCONT. SUPPLIES (EXPENSE)	125	125	125	125	125	125	125	125	125	125	125	125
% RESIDENTS	51%	51%	51%	51%	51%	51%	51%	51%	51%	51%	51%	51%
# OF RESIDENTS	9	11	12	13	15	17	19	19	19	19	19	19
PERSONAL SUPPLIES/BEDDING INCOME	35	35	35	35	35	35	35	35	35	35	35	35
PERSONAL SUPPLIES/BEDDING EXPENSE	15	15	15	15	15	15	15	15	15	15	15	15
% RESIDENTS	12%	12%	12%	12%	12%	12%	12%	12%	12%	12%	12%	12%
# OF RESIDENTS	2	3	3	3	3	4	4	4	4	4	4	4
ROYAL CLUB:												
NO. OF RESIDENTS/UNITS:												
PRIVATE	3	4	4	5	5	5	5	5	5	5	5	5
SHARED SUITES (2 Priv Rooms/1 Shared b	9	10	11	12	12	12	12	12	12	12	12	12
SEMI PRIVATE (1 Shared Rm/1 Shared batl	3	3	4	4	4	4	4	4	4	4	4	4
TOTAL RESIDENTS	15	17	19	21	21	21	21	21	21	21	21	21

BRESSI RANCH
NEGATIVE CARRY ANALYSIS
DATE: 09/8/09

(Note: This information is used for internal budgeting purposes only and there is no implied or express warranty or representation as to the ability of the operations to meet these budgets.)

	Pre Opening			Opening Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12	Month 13	Month 14	Month 15	Month 16	Month 17	Month 18
	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.
NO. OF DAYS IN MONTH	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4
NO. RESIDENT DAYS:																					
ACTIVCARE	0	0	0	183	243	304	365	426	487	548	639	700	760	882	1,004	1,125	1,125	1,125	1,125	1,125	1,125
ROYAL CLUB	0	0	0	91	152	213	274	335	395	456	517	578	639	639	639	639	639	639	639	639	639
ASSISTED LIVING	0	0	0	91	152	213	274	335	395	456	456	456	456	456	456	456	456	456	456	456	456
TOTAL FACILITY RESIDENT DAYS	0	0	0	365	548	730	913	1,095	1,278	1,460	1,612	1,734	1,855	1,977	2,099	2,220	2,220	2,220	2,220	2,220	2,220
CENSUS																					
ACTIVCARE	0	0	0	6	8	10	12	14	16	18	21	23	25	29	33	37	37	37	37	37	37
ROYAL CLUB	0	0	0	3	5	7	9	11	13	15	17	19	21	21	21	21	21	21	21	21	21
ASSISTED LIVING	0	0	0	3	5	7	9	11	13	15	15	15	15	15	15	15	15	15	15	15	15
TOTAL FACILITY CENSUS	0	0	0	12	18	24	30	36	42	48	53	57	61	65	69	73	73	73	73	73	73
ROOM & BOARD DAILY RATES:																					
PRIVATE	$240	$240	$240	$240	$240	$240	$240	$240	$240	$240	$240	$240	$240	$240	$240	$240	$240	$240	$240	$240	$240
SHARED SUITES (2 Priv Rooms/1 Shared bath)	$215	$215	$215	$215	$215	$215	$215	$215	$215	$215	$215	$215	$215	$215	$215	$215	$215	$215	$215	$215	$215
SEMI PRIVATE (1 Shared Rm/1 Shared bath)	$180	$180	$180	$180	$180	$180	$180	$180	$180	$180	$180	$180	$180	$180	$180	$180	$180	$180	$180	$180	$180
INCONTINENCY FEE INCOME	400	400	400	400	400	400	400	400	400	400	400	400	400	400	400	400	400	400	400	400	400
INCONT. SUPPLIES (EXPENSE)	125	125	125	125	125	125	125	125	125	125	125	125	125	125	125	125	125	125	125	125	125
% RESIDENTS	51%	51%	51%	51%	51%	51%	51%	51%	51%	51%	51%	51%	51%	51%	51%	51%	51%	51%	51%	51%	51%
# OF RESIDENTS	0	0	0	2	3	4	5	6	7	8	9	10	11	11	11	11	11	11	11	11	11
PERSONAL SUPPLIES/BEDDING INCOME	35	35	35	35	35	35	35	35	35	35	35	35	35	35	35	35	35	35	35	35	35
PERSONAL SUPPLIES/BEDDING EXPENSE	15	15	15	15	15	15	15	15	15	15	15	15	15	15	15	15	15	15	15	15	15
% RESIDENTS	12%	12%	12%	12%	12%	12%	12%	12%	12%	12%	12%	12%	12%	12%	12%	12%	12%	12%	12%	12%	12%
# OF RESIDENTS	0	0	0	0	1	1	1	1	2	2	2	2	3	3	3	3	3	3	3	3	3
ASSISTED LIVING (MCI):																					
NO. OF RESIDENTS/UNITS:																					
PRIVATE STUDIO	0	0	0	1	3	4	5	6	6	6	6	6	6	6	6	6	6	6	6	6	6
SHARED SUITES (2 Priv Rooms/1 Shared b	0	0	0	2	2	3	4	5	7	9	9	9	9	9	9	9	9	9	9	9	9
TOTAL RESIDENTS	0	0	0	3	5	7	9	11	13	15	15	15	15	15	15	15	15	15	15	15	15
ROOM & BOARD RATES:																					
PRIVATE STUDIO	$3,500	$3,500	$3,500	$3,500	$3,500	$3,500	$3,500	$3,500	$3,500	$3,500	$3,500	$3,500	$3,500	$3,500	$3,500	$3,500	$3,500	$3,500	$3,500	$3,500	$3,500
SHARED SUITES (2 Priv Rooms/1 Shared bath)	$3,100	$3,100	$3,100	$3,100	$3,100	$3,100	$3,100	$3,100	$3,100	$3,100	$3,100	$3,100	$3,100	$3,100	$3,100	$3,100	$3,100	$3,100	$3,100	$3,100	$3,100
INCONTINENCY FEE INCOME — PER RES./MO. =	400	400	400	400	400	400	400	400	400	400	400	400	400	400	400	400	400	400	400	400	400
INCONT. SUPPLIES (EXPENSE) — PER RES./MO. =	125	125	125	125	125	125	125	125	125	125	125	125	125	125	125	125	125	125	125	125	125
% RESIDENTS	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%
# OF RESIDENTS	0	0	0	0	1	1	1	1	1	2	2	2	2	2	2	2	2	2	2	2	2
OTHER OPERATING REVENUE:																					
OTHER REVENUE — PRD =	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

CENSUS	TOTAL UNITS	FULL OP UNITS	FULL OP RESIDENTS
ACTIVCARE	41	37	37
ROYAL CLUB	23	21	21
ASSISTED LIVING	16	15	15
TOTAL FACILITY CENSUS	80	73	73
		91.25%	

ASSISTED LIVING (MCI)	Tot. Accom.	% Occ.	Full Op
PRIVATE STUDIO	6		6
SHARED SUITES (2 Priv Rooms/1 Shared b	10		9
TOTAL RESIDENTS	16	93.75%	15

BRESSI RANCH
NEGATIVE CARRY ANALYSIS
DATE: 09/8/09

(Note: This information is used for internal budgeting purposes only and there is no implied or express warranty or representation as to the ability of the operations to meet these budgets.)

		Pre Opening			Opening Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12	Month 13	Month 14	Month 15	Month 16	Month 17	Month 18
		1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.
NO. OF DAYS IN MONTH		30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4
NO. RESIDENT DAYS:																						
ACTIVCARE		0	0	0	183	243	304	365	426	487	548	639	700	760	882	1,004	1,125	1,125	1,125	1,125	1,125	1,125
ROYAL CLUB		0	0	0	91	152	213	274	335	395	456	517	578	639	639	639	639	639	639	639	639	639
ASSISTED LIVING		0	0	0	91	152	213	274	335	395	456	456	456	456	456	456	456	456	456	456	456	456
TOTAL FACILITY RESIDENT DAYS		0	0	0	365	548	730	913	1,095	1,278	1,460	1,612	1,734	1,855	1,977	2,099	2,220	2,220	2,220	2,220	2,220	2,220
CENSUS																						
ACTIVCARE		0	0	0	6	8	10	12	14	16	18	21	23	25	29	33	37	37	37	37	37	37
ROYAL CLUB		0	0	0	3	5	7	9	11	13	15	17	19	21	21	21	21	21	21	21	21	21
ASSISTED LIVING		0	0	0	3	5	7	9	11	13	15	15	15	15	15	15	15	15	15	15	15	15
TOTAL FACILITY CENSUS		0	0	0	12	18	24	30	36	42	48	53	57	61	65	69	73	73	73	73	73	73
OVERHEAD BURDEN:																						
PAYROLL TAXES		0.1000	0.1000	0.1000	0.1000	0.1000	0.1000	0.1000	0.1000	0.1000	0.1000	0.1000	0.1000	0.1000	0.1000	0.1000	0.1000	0.1000	0.1000	0.1000	0.1000	0.1000
VAC./HOL./SICK																						
SPECIAL SERVICES/NURSING		0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350
MAINTENANCE		0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350
HOUSEKEEPING		0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350
LAUNDRY		0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350
DIETARY		0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350
SOCIAL SERVICES		0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350
ADMINISTRATION		0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350	0.0350
MARKETING		0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
WORKER'S COMP: (Eff. 01/01/09)																						
RESIDENTIAL (includes Exec. Dir.) (9070)		0.0553	0.0553	0.0553	0.0553	0.0553	0.0553	0.0553	0.0553	0.0553	0.0553	0.0553	0.0553	0.0553	0.0553	0.0553	0.0553	0.0553	0.0553	0.0553	0.0553	0.0553
SKILLED NURSING (8829)		0.0359	0.0359	0.0359	0.0359	0.0359	0.0359	0.0359	0.0359	0.0359	0.0359	0.0359	0.0359	0.0359	0.0359	0.0359	0.0359	0.0359	0.0359	0.0359	0.0359	0.0359
CLERICAL (includes Marketing Dept.- does not include Exec. Dir.) (8810)		0.0041	0.0041	0.0041	0.0041	0.0041	0.0041	0.0041	0.0041	0.0041	0.0041	0.0041	0.0041	0.0041	0.0041	0.0041	0.0041	0.0041	0.0041	0.0041	0.0041	0.0041
REVENUE:	ACCT. CODE																					
ACTIVCARE:																						
TOTAL ROOM & BOARD	903000	0	0	0	30,600	41,200	51,400	61,200	71,800	81,600	92,200	107,100	117,700	127,500	148,700	168,700	189,100	189,100	189,100	189,100	189,100	189,100
OTHER REVENUE:																						
INCONTENENCY FEE INCOME	906821	0	0	0	1,200	1,600	2,000	2,400	2,800	3,200	3,600	4,400	4,800	5,200	6,000	6,800	7,600	7,600	7,600	7,600	7,600	7,600
PERSONAL SUPPLIES/BEDDING	906822	0	0	0	35	35	35	35	70	70	70	105	105	105	105	140	140	140	140	140	140	140
TOTAL OTHER REVENUE		0	0	0	1,235	1,635	2,035	2,435	2,870	3,270	3,670	4,505	4,905	5,305	6,105	6,940	7,740	7,740	7,740	7,740	7,740	7,740
TOTAL ACTIVECARE REVENUE		0	0	0	31,835	42,835	53,435	63,635	74,670	84,870	95,870	111,605	122,605	132,805	154,805	175,640	196,840	196,840	196,840	196,840	196,840	196,840
ROYAL CLUB:																						
TOTAL ROOM & BOARD		0	0	0	19,315	32,394	45,473	59,313	71,327	85,167	97,181	111,021	123,035	136,875	136,875	136,875	136,875	136,875	136,875	136,875	136,875	136,875
OTHER REVENUE:																						
INCONTENENCY FEE INCOME	916821	0	0	0	800	1,200	1,600	2,000	2,400	2,600	3,200	3,600	4,000	4,400	4,400	4,400	4,400	4,400	4,400	4,400	4,400	4,400
PERSONAL SUPPLIES/BEDDING	916822	0	0	0	0	35	35	35	35	70	70	70	70	105	105	105	105	105	105	105	105	105
TOTAL OTHER REVENUE		0	0	0	800	1,235	1,635	2,035	2,435	2,870	3,270	3,670	4,070	4,505	4,505	4,505	4,505	4,505	4,505	4,505	4,505	4,505
TOTAL ROYAL CLUB REVENUE		0	0	0	20,115	33,629	47,108	61,348	73,762	88,037	100,451	114,691	127,105	141,380	141,380	141,380	141,380	141,380	141,380	141,380	141,380	141,380

	TOTAL UNITS	FULL OP UNITS	FULL OP RESIDENTS
ACTIVCARE	41	37	37
ROYAL CLUB	23	21	21
ASSISTED LIVING	16	15	15
TOTAL FACILITY CENSUS	80	73	73
		91.25%	

BRESSI RANCH
NEGATIVE CARRY ANALYSIS
DATE: 09/8/09

(Note: This information is used for internal budgeting purposes only and there is no implied or express warranty or representation as to the ability of the operations to meet these budgets.)

CENSUS	TOTAL UNITS	FULL OP UNITS	FULL OP RESIDENTS
ACTIVCARE	41	37	37
ROYAL CLUB	23	21	21
ASSISTED LIVING	16	15	15
TOTAL FACILITY CENSUS	80	73	73
		91.25%	

	Account	Pre Opening 1 MO.	Pre Opening 1 MO.	Pre Opening 1 MO.	Opening Month 1 1 MO.	Month 2 1 MO.	Month 3 1 MO.	Month 4 1 MO.	Month 5 1 MO.	Month 6 1 MO.	Month 7 1 MO.	Month 8 1 MO.	Month 9 1 MO.
NO. OF DAYS IN MONTH		30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4
NO. RESIDENT DAYS:													
ACTIVCARE		0	0	0	183	243	304	365	426	487	548	639	700
ROYAL CLUB		0	0	0	91	152	213	274	335	395	456	517	578
ASSISTED LIVING		0	0	0	91	152	213	274	335	395	456	456	456
TOTAL FACILITY RESIDENT DAYS		0	0	0	365	548	730	913	1,095	1,278	1,460	1,612	1,734
CENSUS													
ACTIVCARE		0	0	0	6	8	10	12	14	16	18	21	23
ROYAL CLUB		0	0	0	3	5	7	9	11	13	15	17	19
ASSISTED LIVING		0	0	0	3	5	7	9	11	13	15	15	15
TOTAL FACILITY CENSUS		0	0	0	12	18	24	30	36	42	48	53	57
ASSISTED LIVING (MCI):													
TOTAL ROOM & BOARD		0	0	0	9,700	16,700	23,300	29,900	36,500	42,700	48,900	48,900	48,900
OTHER REVENUE:													
INCONTENENCY FEE INCOME	916821	0	0	0	0	400	400	400	400	400	800	800	800
OTHER REVENUE		0	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER REVENUE		0	0	0	0	400	400	400	400	400	800	800	800
TOTAL ASSISTED LIVING REVENUE		0	0	0	9,700	17,100	23,700	30,300	36,900	43,100	49,700	49,700	49,700
TOTAL FACILITY REVENUE		0	0	0	61,650	93,564	124,243	155,283	185,332	216,007	246,021	275,996	299,410
EXPENSES:													
NURSING - TOAL FACILITY													
WAGES - PROGRAM LEADERS	907012	0	0	5,718	5,718	5,718	11,437	11,437	11,437	11,437	11,437	11,437	11,437
WAGES - LVN	907013	0	0	1,564	16,425	16,425	16,425	16,425	16,425	16,425	16,425	16,425	16,425
WAGES - CAREGIVERS	907014	0	0	6,996	16,425	16,425	16,425	22,204	31,329	31,329	35,892	35,892	38,325
WAGES - MED AIDES	907016	0	0	2,920	0	2,920	2,920	2,920	5,840	5,840	5,840	5,840	5,840
WAGES - CNA'S	907019	0	0	10,494	10,494	10,494	17,338	19,163	19,163	19,163	19,163	19,163	19,163
SUBTOTAL - WAGES		0	0	27,692	49,062	51,982	64,544	72,148	84,193	84,193	88,756	88,756	91,189
PAYROLL TAXES	907021	0	0	2,866	5,078	5,380	6,680	7,467	8,714	8,714	9,186	9,186	9,438
VACATION, HOLIDAY & SICK	907023	0	0	969	1,717	1,819	2,259	2,525	2,947	2,947	3,106	3,106	3,192
WORKERS COMP.	907027	0	0	1,531	2,713	2,875	3,569	3,990	4,656	4,656	4,908	4,908	5,043
MEDICAL DIRECTOR	9070340	0	0	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250
MEDICAL CARE SUPPLIES	907044	0	0	0	26	34	43	51	60	68	77	89	98
PERSONAL SUPPLIES	907045	0	0	0	15	15	15	15	30	30	30	45	45
INCONTINENCY SUPPLIES	907046	0	0	0	375	500	625	750	875	1,000	1,125	1,375	1,500
TOTAL FACILITY NURSING		0	0	34,309	60,236	63,855	78,985	88,197	102,725	102,858	108,438	108,716	111,755
ACTIVCARE - ADMINISTRATION:													
WAGES - PROGRAM DIRECTOR (LVN) *	9079120	0	5,214	7,304	7,304	7,304	7,304	7,304	7,304	7,304	7,304	7,304	7,304
SUBTOTAL - WAGES		0	5,214	7,304	7,304	7,304	7,304	7,304	7,304	7,304	7,304	7,304	7,304
PAYROLL TAXES	9079210	0	540	756	756	756	756	756	756	756	756	756	756
VACATION, HOLIDAY & SICK	9079230	0	183	256	256	256	256	256	256	256	256	256	256
WORKERS COMP.	9079270	0	288	404	404	404	404	404	404	404	404	404	404
TOTAL ACTIVCARE ADMINISTRATION		0	6,225	8,719	8,719	8,719	8,719	8,719	8,719	8,719	8,719	8,719	8,719

	Month 10 1 MO.	Month 11 1 MO.	Month 12 1 MO.	Month 13 1 MO.	Month 14 1 MO.	Month 15 1 MO.	Month 16 1 MO.	Month 17 1 MO.	Month 18 1 MO.
NO. OF DAYS IN MONTH	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4
NO. RESIDENT DAYS:									
ACTIVCARE	760	882	1,004	1,125	1,125	1,125	1,125	1,125	1,125
ROYAL CLUB	639	639	639	639	639	639	639	639	639
ASSISTED LIVING	456	456	456	456	456	456	456	456	456
TOTAL FACILITY RESIDENT DAYS	1,855	1,977	2,099	2,220	2,220	2,220	2,220	2,220	2,220
CENSUS									
ACTIVCARE	25	29	33	37	37	37	37	37	37
ROYAL CLUB	21	21	21	21	21	21	21	21	21
ASSISTED LIVING	15	15	15	15	15	15	15	15	15
TOTAL FACILITY CENSUS	61	65	69	73	73	73	73	73	73
ASSISTED LIVING (MCI):									
TOTAL ROOM & BOARD	48,900	48,900	48,900	48,900	48,900	48,900	48,900	48,900	48,900
OTHER REVENUE:									
INCONTENENCY FEE INCOME	800	800	800	800	800	800	800	800	800
OTHER REVENUE	0	0	0	0	0	0	0	0	0
TOTAL OTHER REVENUE	800	800	800	800	800	800	800	800	800
TOTAL ASSISTED LIVING REVENUE	49,700	49,700	49,700	49,700	49,700	49,700	49,700	49,700	49,700
TOTAL FACILITY REVENUE	323,885	345,885	366,720	387,920	387,920	387,920	387,920	387,920	387,920
EXPENSES:									
NURSING - TOAL FACILITY									
WAGES - PROGRAM LEADERS	11,437	11,437	11,437	11,437	11,437	11,437	11,437	11,437	11,437
WAGES - LVN	16,425	16,425	16,425	16,425	16,425	16,425	16,425	16,425	16,425
WAGES - CAREGIVERS	38,325	38,325	38,325	38,325	38,325	38,325	38,325	38,325	38,325
WAGES - MED AIDES	5,840	5,840	5,840	5,840	5,840	5,840	5,840	5,840	5,840
WAGES - CNA'S	19,163	19,163	19,163	19,163	19,163	19,163	19,163	19,163	19,163
SUBTOTAL - WAGES	91,189	91,189	91,189	91,189	91,189	91,189	91,189	91,189	91,189
PAYROLL TAXES	9,438	9,438	9,438	9,438	9,438	9,438	9,438	9,438	9,438
VACATION, HOLIDAY & SICK	3,192	3,192	3,192	3,192	3,192	3,192	3,192	3,192	3,192
WORKERS COMP.	5,043	5,043	5,043	5,043	5,043	5,043	5,043	5,043	5,043
MEDICAL DIRECTOR	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250
MEDICAL CARE SUPPLIES	106	123	141	158	158	158	158	158	158
PERSONAL SUPPLIES	45	45	60	60	60	60	60	60	60
INCONTINENCY SUPPLIES	1,625	1,875	2,125	2,375	2,375	2,375	2,375	2,375	2,375
TOTAL FACILITY NURSING	111,888	112,155	112,437	112,704	112,704	112,704	112,704	112,704	112,704
ACTIVCARE - ADMINISTRATION:									
WAGES - PROGRAM DIRECTOR (LVN) *	7,304	7,304	7,304	7,304	7,304	7,304	7,304	7,304	7,304
SUBTOTAL - WAGES	7,304	7,304	7,304	7,304	7,304	7,304	7,304	7,304	7,304
PAYROLL TAXES	756	756	756	756	756	756	756	756	756
VACATION, HOLIDAY & SICK	256	256	256	256	256	256	256	256	256
WORKERS COMP.	404	404	404	404	404	404	404	404	404
TOTAL ACTIVCARE ADMINISTRATION	8,719	8,719	8,719	8,719	8,719	8,719	8,719	8,719	8,719

BRESSI RANCH
NEGATIVE CARRY ANALYSIS
DATE: 09/8/09

(Note: This information is used for internal budgeting purposes only and there is no implied or express warranty or representation as to the ability of the operations to meet these budgets.)

				Pre Opening			Opening Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12	Month 13	Month 14	Month 15	Month 16	Month 17	Month 18
				1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.	1 MO.
NO. OF DAYS IN MONTH				30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4
NO. RESIDENT DAYS:																								
ACTIVCARE				0	0	0	183	243	304	365	426	487	548	639	700	760	882	1,004	1,125	1,125	1,125	1,125	1,125	1,125
ROYAL CLUB				0	0	0	91	152	213	274	335	395	456	517	578	639	639	639	639	639	639	639	639	639
ASSISTED LIVING				0	0	0	91	152	213	274	335	395	456	456	456	456	456	456	456	456	456	456	456	456
TOTAL FACILITY RESIDENT DAYS				0	0	0	365	548	730	913	1,095	1,278	1,460	1,612	1,734	1,855	1,977	2,099	2,220	2,220	2,220	2,220	2,220	2,220

CENSUS	TOTAL UNITS	FULL OP UNITS	FULL OP RESIDENTS
ACTIVCARE	41	37	37
ROYAL CLUB	23	21	21
ASSISTED LIVING	16	15	15
TOTAL FACILITY CENSUS	80	73	73
		91.25%	

CENSUS				Pre Opening 1 MO.	1 MO.	1 MO.	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12	Month 13	Month 14	Month 15	Month 16	Month 17	Month 18
ACTIVCARE				0	0	0	6	8	10	12	14	16	18	21	23	25	29	33	37	37	37	37	37	37
ROYAL CLUB				0	0	0	3	5	7	9	11	13	15	17	19	21	21	21	21	21	21	21	21	21
ASSISTED LIVING				0	0	0	3	5	7	9	11	13	15	15	15	15	15	15	15	15	15	15	15	15
TOTAL FACILITY CENSUS				0	0	0	12	18	24	30	36	42	48	53	57	61	65	69	73	73	73	73	73	73
PLANT MAINTENANCE:																								
UTILITIES:																								
ELECTRICITY	917272	/MO. =	0	0	4,416	4,416	4,416	4,416	4,416	4,416	4,416	4,416	4,416	4,416	4,416	4,416	4,416	4,416	4,416	4,416	4,416	4,416	4,416	4,416
GAS	917273	/MO. =	0	0	1,840	1,840	1,840	1,840	1,840	1,840	1,840	1,840	1,840	1,840	1,840	1,840	1,840	1,840	1,840	1,840	1,840	1,840	1,840	1,840
WATER & SEWER	917274	/MO. =	0	0	1,840	1,840	1,840	1,840	1,840	1,840	1,840	1,840	1,840	1,840	1,840	1,840	1,840	1,840	1,840	1,840	1,840	1,840	1,840	1,840
TRASH REMOVAL	917275	/MO. =	9	0	0	0	102	153	204	255	306	357	408	451	485	519	553	587	621	621	621	621	621	621
CABLE TV	917290	/MO. =	100	0	0	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100
SUBTOTAL - UTILITIES				0	8,096	8,196	8,298	8,349	8,400	8,451	8,502	8,553	8,604	8,647	8,681	8,715	8,749	8,783	8,817	8,817	8,817	8,817	8,817	8,817
WAGES - MAINT. SUPERVISOR *	917211			0	0	4,507	4,507	4,507	4,507	4,507	4,507	4,507	4,507	4,507	4,507	4,507	4,507	4,507	4,507	4,507	4,507	4,507	4,507	4,507
WAGES - MAINTENANCE TECH.	917216			0	0	0	0	0	0	0	2,433	2,433	2,433	2,433	2,433	2,433	2,433	2,433	2,433	2,433	2,433	2,433	2,433	2,433
SUBTOTAL - WAGES				0	0	4,507	4,507	4,507	4,507	4,507	6,940	6,940	6,940	6,940	6,940	6,940	6,940	6,940	6,940	6,940	6,940	6,940	6,940	6,940
PAYROLL TAXES	917221			0	0	466	466	466	466	466	718	718	718	718	718	718	718	718	718	718	718	718	718	718
VACATION, HOLIDAY & SICK	917223			0	0	158	158	158	158	158	243	243	243	243	243	243	243	243	243	243	243	243	243	243
WORKERS COMP.	917227			0	0	249	249	249	249	249	384	384	384	384	384	384	384	384	384	384	384	384	384	384
MINOR EQUIPMENT	917251	/MO. =	100	0	0	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100
SUPPLIES	917252	/MO. =	700	0	0	700	700	700	700	700	700	700	700	700	700	700	700	700	700	700	700	700	700	700
PURCH. SVS. REPAIR & MAINT.	917262	/MO. =	375	0	0	375	375	375	375	375	375	375	375	375	375	375	375	375	375	375	375	375	375	375
PURCH. SERVICES. - HVAC	917263	/MO. =	150	0	0	0	150	150	150	150	150	150	150	150	150	150	150	150	150	150	150	150	150	150
CONTRACTED SERVICES (INCL. PEST)	917266	/MO. =	950	0	0	0	950	950	950	950	950	950	950	950	950	950	950	950	950	950	950	950	950	950
GARDENER	917280	/MO. =	1,000	0	0	0	0	0	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000
GARDENING SUPPLIES	917281	/MO. =	150	0	0	0	0	0	150	150	150	150	150	150	150	150	150	150	150	150	150	150	150	150
TOTAL PLANT & MAINTENANCE				0	8,096	14,751	15,953	16,004	17,205	17,256	20,212	20,263	20,314	20,356	20,390	20,424	20,458	20,492	20,526	20,526	20,526	20,526	20,526	20,526
HOUSEKEEPING:																								
WAGES - HOUSEKEEPERS	917314			0	0	626	4,380	4,380	4,380	4,380	4,380	4,380	4,380	4,380	4,380	4,380	4,380	4,380	4,380	4,380	4,380	4,380	4,380	4,380
WAGES - JANITORS	917316			0	0	0	2,190	2,190	2,190	2,190	2,190	2,190	2,190	2,190	2,190	2,190	2,190	2,190	2,190	2,190	2,190	2,190	2,190	2,190
SUBTOTAL - WAGES				0	0	626	6,570	6,570	6,570	6,570	6,570	6,570	6,570	6,570	6,570	6,570	6,570	6,570	6,570	6,570	6,570	6,570	6,570	6,570
PAYROLL TAXES	917321			0	0	65	680	680	680	680	680	680	680	680	680	680	680	680	680	680	680	680	680	680
VACATION, HOLIDAY & SICK	917323			0	0	22	230	230	230	230	230	230	230	230	230	230	230	230	230	230	230	230	230	230
WORKERS COMP.	917327			0	0	35	363	363	363	363	363	363	363	363	363	363	363	363	363	363	363	363	363	363
CLEANING SUPPLIES	917347	/RD =	0.25	0	0	0	91	137	183	228	274	319	365	403	433	464	494	525	555	555	555	555	555	555
MINOR EQUIPMENT	917351			0	0	50	50	50	50	50	50	50	50	50	50	50	50	50	50	50	50	50	50	50
PAPER SUPPLIES	917352	/RD =	0.28	0	0	0	102	153	204	256	307	356	409	451	485	520	554	588	622	622	622	622	622	622
TOTAL HOUSEKEEPING				0	0	797	8,087	8,183	8,280	8,377	8,474	8,570	8,667	8,748	8,812	8,877	8,941	9,006	9,070	9,070	9,070	9,070	9,070	9,070

BRESSI RANCH
NEGATIVE CARRY ANALYSIS
DATE: 09/8/09

[Note: This information is used for internal budgeting purposes only and there is no implied or express warranty or representation as to the ability of the operations to meet these budgets.]

CENSUS	TOTAL UNITS	FULL OP UNITS	FULL OP RESIDENTS
ACTIVCARE	41	37	37
ROYAL CLUB	23	21	21
ASSISTED LIVING	16	15	15
TOTAL FACILITY CENSUS	80	73	73
		91.25%	

	Account	Basis	Rate	Pre Opening 1 MO. 30.4	Pre Opening 1 MO. 30.4	Pre Opening 1 MO. 30.4	Opening Month 1 1 MO. 30.4	Month 2 1 MO. 30.4	Month 3 1 MO. 30.4	Month 4 1 MO. 30.4	Month 5 1 MO. 30.4	Month 6 1 MO. 30.4
NO. OF DAYS IN MONTH												
NO. RESIDENT DAYS:												
ACTIVCARE				0	0	0	183	243	304	365	426	487
ROYAL CLUB				0	0	0	91	152	213	274	335	395
ASSISTED LIVING				0	0	0	91	152	213	274	335	395
TOTAL FACILITY RESIDENT DAYS				0	0	0	365	548	730	913	1,095	1,278
CENSUS												
ACTIVCARE				0	0	0	6	8	10	12	14	16
ROYAL CLUB				0	0	0	3	5	7	9	11	13
ASSISTED LIVING				0	0	0	3	5	7	9	11	13
TOTAL FACILITY CENSUS				0	0	0	12	18	24	30	36	42
LAUNDRY & LINEN:												
WAGES - LAUNDRY AIDES	917416			0	0	0	0	0	0	0	2,190	2,190
SUBTOTAL - WAGES				0	0	0	0	0	0	0	2,190	2,190
PAYROLL TAXES	917421			0	0	0	0	0	0	0	227	227
VACATION, HOLIDAY & SICK	917423			0	0	0	0	0	0	0	77	77
WORKERS COMP.	917427			0	0	0	0	0	0	0	121	121
LINEN & BEDDING	917446	/MO. =	75	0	0	75	75	75	75	75	75	75
SUPPLIES	917452	/RD =	0.17	0	0	0	62	93	124	155	186	217
LEASED EQUIPMENT	917464	/MO. =		0	0	0	0	0	0	0	0	0
PURCHASED SERVICES	917465	/MO. =		0	0	0	0	0	0	0	0	0
TOTAL LAUNDRY & LINEN				0	0	75	137	168	199	230	2,876	2,907
DIETARY:												
WAGES - DIETARY DIRECTOR *	917511			0	0	4,333	4,333	4,333	4,333	4,333	4,333	4,333
WAGES - COOKS	917512			0	0	2,920	5,840	5,840	5,840	5,840	5,840	5,840
WAGES - DISHWASHERS/CLEANUP	917517			0	0	0	973	973	1,947	1,947	3,893	3,893
WAGES - DIET. AIDE (Royal Club)	917520			0	0	2,360	2,360	2,360	2,360	2,360	2,360	2,360
SUBTOTAL - WAGES				0	0	9,614	13,507	13,507	14,480	14,480	16,427	16,427
PAYROLL TAXES	917521			0	0	995	1,398	1,398	1,499	1,499	1,700	1,700
VACATION, HOLIDAY & SICK	917523			0	0	336	473	473	507	507	575	575
WORKERS COMP.	917527			0	0	532	747	747	801	801	908	908
DIETARY CONSULTANT	917539	/MO. =	600	0	600	600	600	600	600	600	600	600
RAW FOOD	917545	/RD =	5.00	0	0	0	1,825	2,738	3,650	4,563	5,475	6,388
PAPER SUPPLIES	917546	/RD =	0.22	0	0	0	80	120	161	201	241	281
CLEANING SUPPLIES	917547	/RD =	0.16	0	0	0	58	88	117	146	175	204
MINOR EQUIPMENT - DISHES, ETC.	917551	/MO. =	350	0	0	350	350	350	350	350	350	350
LEASED EQUIPMENT	917562	/MO. =	75	0	75	75	75	75	75	75	75	75
PURCH. SVS./REPAIR & MAINT.	917565	/MO. =	100	0	0	0	100	100	100	100	100	100
LINENS	917581	/MO. =	50	0	0	50	50	50	50	50	50	50
FRESH FLOWERS	917584	/MO. =	0	0	0	0	0	0	0	0	0	0
TOTAL DIETARY				0	675	12,552	19,263	20,245	22,389	23,371	26,677	27,659

	Month 7 1 MO. 30.4	Month 8 1 MO. 30.4	Month 9 1 MO. 30.4	Month 10 1 MO. 30.4	Month 11 1 MO. 30.4	Month 12 1 MO. 30.4	Month 13 1 MO. 30.4	Month 14 1 MO. 30.4	Month 15 1 MO. 30.4	Month 16 1 MO. 30.4	Month 17 1 MO. 30.4	Month 18 1 MO. 30.4
NO. OF DAYS IN MONTH												
NO. RESIDENT DAYS:												
ACTIVCARE	548	639	700	760	882	1,004	1,125	1,125	1,125	1,125	1,125	1,125
ROYAL CLUB	456	517	578	639	639	639	639	639	639	639	639	639
ASSISTED LIVING	456	456	456	456	456	456	456	456	456	456	456	456
TOTAL FACILITY RESIDENT DAYS	1,460	1,612	1,734	1,855	1,977	2,099	2,220	2,220	2,220	2,220	2,220	2,220
CENSUS												
ACTIVCARE	18	21	23	25	29	33	37	37	37	37	37	37
ROYAL CLUB	15	17	19	21	21	21	21	21	21	21	21	21
ASSISTED LIVING	15	15	15	15	15	15	15	15	15	15	15	15
TOTAL FACILITY CENSUS	48	53	57	61	65	69	73	73	73	73	73	73
LAUNDRY & LINEN:												
WAGES - LAUNDRY AIDES	2,190	2,190	2,190	2,190	2,190	2,190	2,190	2,190	2,190	2,190	2,190	2,190
SUBTOTAL - WAGES	2,190	2,190	2,190	2,190	2,190	2,190	2,190	2,190	2,190	2,190	2,190	2,190
PAYROLL TAXES	227	227	227	227	227	227	227	227	227	227	227	227
VACATION, HOLIDAY & SICK	77	77	77	77	77	77	77	77	77	77	77	77
WORKERS COMP.	121	121	121	121	121	121	121	121	121	121	121	121
LINEN & BEDDING	75	75	75	75	75	75	75	75	75	75	75	75
SUPPLIES	248	274	295	315	336	357	377	377	377	377	377	377
LEASED EQUIPMENT	0	0	0	0	0	0	0	0	0	0	0	0
PURCHASED SERVICES	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL LAUNDRY & LINEN	2,938	2,963	2,984	3,005	3,026	3,046	3,067	3,067	3,067	3,067	3,067	3,067
DIETARY:												
WAGES - DIETARY DIRECTOR *	4,333	4,333	4,333	4,333	4,333	4,333	4,333	4,333	4,333	4,333	4,333	4,333
WAGES - COOKS	5,840	5,840	5,840	5,840	5,840	5,840	5,840	5,840	5,840	5,840	5,840	5,840
WAGES - DISHWASHERS/CLEANUP	3,893	3,893	3,893	3,893	3,893	3,893	3,893	3,893	3,893	3,893	3,893	3,893
WAGES - DIET. AIDE (Royal Club)	2,360	2,360	2,360	2,360	2,360	2,360	2,360	2,360	2,360	2,360	2,360	2,360
SUBTOTAL - WAGES	16,427	16,427	16,427	16,427	16,427	16,427	16,427	16,427	16,427	16,427	16,427	16,427
PAYROLL TAXES	1,700	1,700	1,700	1,700	1,700	1,700	1,700	1,700	1,700	1,700	1,700	1,700
VACATION, HOLIDAY & SICK	575	575	575	575	575	575	575	575	575	575	575	575
WORKERS COMP.	908	908	908	908	908	908	908	908	908	908	908	908
DIETARY CONSULTANT	600	600	600	600	600	600	600	600	600	600	600	600
RAW FOOD	7,300	8,060	8,669	9,277	9,885	10,494	11,102	11,102	11,102	11,102	11,102	11,102
PAPER SUPPLIES	321	355	381	408	435	462	488	488	488	488	488	488
CLEANING SUPPLIES	234	258	277	297	316	336	355	355	355	355	355	355
MINOR EQUIPMENT - DISHES, ETC.	350	350	350	350	350	350	350	350	350	350	350	350
LEASED EQUIPMENT	75	75	75	75	75	75	75	75	75	75	75	75
PURCH. SVS./REPAIR & MAINT.	100	100	100	100	100	100	100	100	100	100	100	100
LINENS	50	50	50	50	50	50	50	50	50	50	50	50
FRESH FLOWERS	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL DIETARY	28,640	29,459	30,113	30,768	31,422	32,077	32,731	32,731	32,731	32,731	32,731	32,731

BRESSI RANCH
NEGATIVE CARRY ANALYSIS
DATE: 09/8/09

(Note: This information is used for internal budgeting purposes only and there is no implied or express warranty or representation as to the ability of the operations to meet these budgets.)

				Pre Opening			Opening Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12	Month 13	Month 14	Month 15	Month 16	Month 17	Month 18
NO. OF DAYS IN MONTH				1 MO. 30.4	1 MO. 30.4	1 MO. 30.4	1 MO. 30.4	1 MO. 30.4	1 MO. 30.4	1 MO. 30.4	1 MO. 30.4	1 MO. 30.4	1 MO. 30.4	1 MO. 30.4	1 MO. 30.4	1 MO. 30.4	1 MO. 30.4	1 MO. 30.4	1 MO. 30.4	1 MO. 30.4	1 MO. 30.4	1 MO. 30.4	1 MO. 30.4	1 MO. 30.4
NO. RESIDENT DAYS:																								
ACTIVCARE				0	0	0	183	243	304	365	426	487	548	639	700	760	882	1,004	1,125	1,125	1,125	1,125	1,125	1,125
ROYAL CLUB				0	0	0	91	152	213	274	335	395	456	517	578	639	639	639	639	639	639	639	639	639
ASSISTED LIVING				0	0	0	91	152	213	274	335	395	456	456	456	456	456	456	456	456	456	456	456	456
TOTAL FACILITY RESIDENT DAYS				0	0	0	365	548	730	913	1,095	1,278	1,460	1,612	1,734	1,855	1,977	2,099	2,220	2,220	2,220	2,220	2,220	2,220
CENSUS	TOTAL UNITS	FULL OP UNITS	FULL OP RESIDENTS																					
ACTIVCARE	41	37	37	0	0	0	6	8	10	12	14	16	18	21	23	25	29	33	37	37	37	37	37	37
ROYAL CLUB	23	21	21	0	0	0	3	5	7	9	11	13	15	17	19	21	21	21	21	21	21	21	21	21
ASSISTED LIVING	16	15	15	0	0	0	3	5	7	9	11	13	15	15	15	15	15	15	15	15	15	15	15	15
TOTAL FACILITY CENSUS	80	73	73	0	0	0	12	18	24	30	36	42	48	53	57	61	65	69	73	73	73	73	73	73
		91.25%																						
SOCIAL SERVICES:																								
WAGES - DIRECTOR*	917611			0	0	2,947	2,947	2,947	2,947	2,947	2,947	2,947	2,947	2,947	2,947	2,947	2,947	2,947	2,947	2,947	2,947	2,947	2,947	2,947
WAGES - DRIVERS	917614			0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
WAGES - ACTIVITIES ASSISTANTS	917616			0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
SUBTOTAL - WAGES				0	0	2,947	2,947	2,947	2,947	2,947	2,947	2,947	2,947	2,947	2,947	2,947	2,947	2,947	2,947	2,947	2,947	2,947	2,947	2,947
PAYROLL TAXES	917621			0	0	295	295	295	295	295	295	295	295	295	295	295	295	295	295	295	295	295	295	295
VACATION, HOLIDAY & SICK	917623			0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
WORKERS COMP.	917627			0	0	163	163	163	163	163	163	163	163	163	163	163	163	163	163	163	163	163	163	163
SUPPLIES & ENTERTAINMENT	917652	/MO. =	500	0	0	500	500	500	500	500	500	500	500	500	500	500	500	500	500	500	500	500	500	500
TOTAL SOCIAL SERVICES				0	0	3,904	3,904	3,904	3,904	3,904	3,904	3,904	3,904	3,904	3,904	3,904	3,904	3,904	3,904	3,904	3,904	3,904	3,904	3,904
SALES & MARKETING:																								
WAGES - MARKETING DIRECTOR *	917805			5,200	5,200	5,200	5,200	5,200	5,200	5,200	5,200	5,200	5,200	5,200	5,200	5,200	5,200	5,200	5,200	5,200	5,200	5,200	5,200	5,200
WAGES - MOVE IN COORD/MRKTG ASSIST.	917811			0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
SUBTOTAL - WAGES				5,200	5,200	5,200	5,200	5,200	5,200	5,200	5,200	5,200	5,200	5,200	5,200	5,200	5,200	5,200	5,200	5,200	5,200	5,200	5,200	5,200
PAYROLL TAXES	917821			520	520	520	520	520	520	520	520	520	520	520	520	520	520	520	520	520	520	520	520	520
VACATION, HOLIDAY & SICK	917823			0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
WORKER'S COMP.	917827			21	21	21	21	21	21	21	21	21	21	21	21	21	21	21	21	21	21	21	21	21
MARKETING CONSULTANT	917829	/MO. =	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000
ADVERTISING	917830	/MO. =	2,000	0	0	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000
AD PRODUCTION COSTS	917832	/MO. =	200	0	200	200	200	200	200	200	200	200	200	200	200	200	200	200	200	200	200	200	200	200
PRINTING BROCH. & NEWSLTRS. - MKTG	917834	/MO. =	475	0	475	475	475	475	475	475	475	475	475	475	475	475	475	475	475	475	475	475	475	475
PROMOTIONAL MATERIALS & SUPPLIES	917836	/MO. =	300	0	300	300	300	300	300	300	300	300	300	300	300	300	300	300	300	300	300	300	300	300
SPECIAL EVENTS - PROMOTIONAL	917838	/MO. =	350	0	350	350	350	350	350	350	350	350	350	350	350	350	350	350	350	350	350	350	350	350
DUES & SUBSCRIPTIONS - MKTG	917864	/MO. =	50	0	50	50	50	50	50	50	50	50	50	50	50	50	50	50	50	50	50	50	50	50
FURNITURE & ACCESSORIES - MODELS	917870	/MO. =	50	0	50	50	50	50	50	50	50	50	50	50	50	50	50	50	50	50	50	50	50	50
COMPUTER - LEAD TRACKING SYSTEM	917880	/MO. =	105	0	105	105	105	105	105	105	105	105	105	105	105	105	105	105	105	105	105	105	105	105
REFERRAL SERVICE (Vel Salule)	917882	/MO. =	300	0	300	300	300	300	300	300	300	300	300	300	300	300	300	300	300	300	300	300	300	300
TOTAL SALES & MARKETING				8,741	10,571	12,571	12,571	12,571	12,571	12,571	12,571	12,571	12,571	12,571	12,571	12,571	12,571	12,571	12,571	12,571	12,571	12,571	12,571	12,571

BRESSI RANCH
NEGATIVE CARRY ANALYSIS
DATE: 09/8/09

(Note: This information is used for internal budgeting purposes only and there is no implied or express warranty or representation as to the ability of the operations to meet these budgets.)

CENSUS	TOTAL UNITS	FULL OP UNITS	FULL OP RESIDENTS
ACTIVCARE	41	37	37
ROYAL CLUB	23	21	21
ASSISTED LIVING	16	15	15
TOTAL FACILITY CENSUS	80	73	73
		91.25%	

	Acct			Pre Opening 1 MO.	Pre Opening 1 MO.	Pre Opening 1 MO.	Opening Month 1 1 MO.	Month 2 1 MO.	Month 3 1 MO.	Month 4 1 MO.	Month 5 1 MO.	Month 6 1 MO.	Month 7 1 MO.	Month 8 1 MO.	Month 9 1 MO.
NO. OF DAYS IN MONTH				30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4
NO. RESIDENT DAYS:															
ACTIVCARE				0	0	0	183	243	304	365	426	487	548	639	700
ROYAL CLUB				0	0	0	91	152	213	274	335	395	456	517	578
ASSISTED LIVING				0	0	0	91	152	213	274	335	395	456	456	456
TOTAL FACILITY RESIDENT DAYS				0	0	0	365	548	730	913	1,095	1,278	1,460	1,612	1,734
CENSUS															
ACTIVCARE				0	0	0	6	8	10	12	14	16	18	21	23
ROYAL CLUB				0	0	0	3	5	7	9	11	13	15	17	19
ASSISTED LIVING				0	0	0	3	5	7	9	11	13	15	15	15
TOTAL FACILITY CENSUS				0	0	0	12	18	24	30	36	42	48	53	57
GENERAL ADMINISTRATION:															
WAGES - EXEC. DIRECTOR*	917911			7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500
WAGES - RECEPTIONISTS	917916			0	3,163	3,163	4,745	4,745	4,745	4,745	4,745	4,745	4,745	4,745	4,745
WAGES - BOOKKEEPER	917917			0	0	3,467	3,467	3,467	3,467	3,467	3,467	3,467	3,467	3,467	3,467
SUBTOTAL - WAGES				7,500	10,663	14,130	15,712	15,712	15,712	15,712	15,712	15,712	15,712	15,712	15,712
PAYROLL TAXES	917921			776	1,104	1,462	1,626	1,626	1,626	1,626	1,626	1,626	1,626	1,626	1,626
VACATION, HOLIDAY & SICK	917923			263	373	495	550	550	550	550	550	550	550	550	550
GROUP INSURANCE	917924	/MO. =	27	54	119	519	946	946	1,041	1,131	1,375	1,375	1,446	1,446	1,484
WORKERS COMP.	917927	/MO. =		415	428	442	448	448	448	448	448	448	448	448	448
PROFESSIONAL FEES - LEGAL	917937	/MO. =	100	0	0	0	100	100	100	100	100	100	100	100	100
PROFESSIONAL FEES - ACCTG.	917938	/MO. =	500	0	0	0	500	500	500	500	500	500	500	500	500
PROFESSIONAL FEES - OTHER	917939	/MO. =	500	0	0	0	500	500	500	500	500	500	500	500	500
PAYROLL PROCESSING FEES	917940	/MO. =	740	0	0	740	740	740	740	740	740	740	740	740	740
SUPPLIES	917948	/MO. =	725	0	0	725	725	725	725	725	725	725	725	725	725
MINOR EQUIPMENT	917951	/MO. =	0	0	0	0	0	0	0	0	0	0	0	0	0
CONTRACTED SERVICES	917958	/MO. =	75	0	75	75	75	75	75	75	75	75	75	75	75
LEASED EQUIPMENT	917959	/MO. =	775	0	775	775	775	775	775	775	775	775	775	775	775
BROCHURES & NEWSLETTERS	917965	/MO. =	100	0	0	100	100	100	100	100	100	100	100	100	100
OTHER EXPENSE	917970	/MO. =	50	0	0	50	50	50	50	50	50	50	50	50	50
WORKER'S COMP CONSULTANT	917974	/MO. =		0	0			0	0	0	0	0	0	0	0
TELEPHONE	917976	/MO. =	1,050	0	200	500	1,050	1,050	1,050	1,050	1,050	1,050	1,050	1,050	1,050
DUES & SUBSCRIPTIONS	917977	/MO. =	275	0	0	275	275	275	275	275	275	275	275	275	275
PUBLIC RELATIONS	917980	/MO. =		0	0	0	0	0	0	0	0	0	0	0	0
LICENSES & FEES	917982	/MO. =	400	400	400	400	400	400	400	400	400	400	400	400	400
BANK CHARGES	917983	/MO. =	150	0	150	150	150	150	150	150	150	150	150	150	150
DATA PROCESSING FEES	917984	/MO. =	400	0	400	400	400	400	400	400	400	400	400	400	400
AUTO & TRAVEL	917985	/MO. =	800	0	0	800	800	800	800	800	800	800	800	800	800
EMPLOYEE RECRUIT. EXP.	917988	/MO. =	600	500	600	600	600	600	500	600	600	600	600	600	600
EMPLOYEE SUPPLIES	917988	/MO. =	100	100	100	100	100	100	100	100	100	100	100	100	100
EMPLOYEE BENEFITS	917990	/MO. =	350	0	0	350	350	350	350	350	350	350	350	350	350
EMPLOYEE UNIFORMS	917991	/MO. =	110	110	110	110	110	110	110	110	110	110	110	110	110
EMP. PHYSICALS, FINGERPRINTS	917992	/MO. =	500	500	500	500	500	500	500	500	500	500	500	500	500
HEPATITIS VACCINE	917993	/MO. =	50	50	50	50	50	50	50	50	50	50	50	50	50
POSTAGE	917994	/MO. =	350	0	350	350	350	350	350	350	350	350	350	350	350
SEMINARS/EDUCATION	917998	/MO. =	0	0	100	100	100	100	100	100	100	100	100	100	100
TOTAL ADMINISTRATION				10,768	16,497	24,198	28,083	28,083	28,177	28,267	28,511	28,511	28,582	28,582	28,620

	Month 10 1 MO.	Month 11 1 MO.	Month 12 1 MO.	Month 13 1 MO.	Month 14 1 MO.	Month 15 1 MO.	Month 16 1 MO.	Month 17 1 MO.	Month 18 1 MO.
NO. OF DAYS IN MONTH	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4
NO. RESIDENT DAYS:									
ACTIVCARE	760	882	1,004	1,125	1,125	1,125	1,125	1,125	1,125
ROYAL CLUB	639	639	639	639	639	639	639	639	639
ASSISTED LIVING	456	456	456	456	456	456	456	456	456
TOTAL FACILITY RESIDENT DAYS	1,855	1,977	2,099	2,220	2,220	2,220	2,220	2,220	2,220
CENSUS									
ACTIVCARE	25	29	33	37	37	37	37	37	37
ROYAL CLUB	21	21	21	21	21	21	21	21	21
ASSISTED LIVING	15	15	15	15	15	15	15	15	15
TOTAL FACILITY CENSUS	61	65	69	73	73	73	73	73	73
GENERAL ADMINISTRATION:									
WAGES - EXEC. DIRECTOR*	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500
WAGES - RECEPTIONISTS	4,745	4,745	4,745	4,745	4,745	4,745	4,745	4,745	4,745
WAGES - BOOKKEEPER	3,467	3,467	3,467	3,467	3,467	3,467	3,467	3,467	3,467
SUBTOTAL - WAGES	15,712	15,712	15,712	15,712	15,712	15,712	15,712	15,712	15,712
PAYROLL TAXES	1,626	1,626	1,626	1,626	1,626	1,626	1,626	1,626	1,626
VACATION, HOLIDAY & SICK	550	550	550	550	550	550	550	550	550
GROUP INSURANCE	1,484	1,484	1,484	1,484	1,484	1,484	1,484	1,484	1,484
WORKERS COMP.	448	448	448	448	448	448	448	448	448
PROFESSIONAL FEES - LEGAL	100	100	100	100	100	100	100	100	100
PROFESSIONAL FEES - ACCTG.	500	500	500	500	500	500	500	500	500
PROFESSIONAL FEES - OTHER	500	500	500	500	500	500	500	500	500
PAYROLL PROCESSING FEES	740	740	740	740	740	740	740	740	740
SUPPLIES	725	725	725	725	725	725	725	725	725
MINOR EQUIPMENT	0	0	0	0	0	0	0	0	0
CONTRACTED SERVICES	75	75	75	75	75	75	75	75	75
LEASED EQUIPMENT	775	775	775	775	775	775	775	775	775
BROCHURES & NEWSLETTERS	100	100	100	100	100	100	100	100	100
OTHER EXPENSE	50	50	50	50	50	50	50	50	50
WORKER'S COMP CONSULTANT	0	0	0	0	0	0	0	0	0
TELEPHONE	1,050	1,050	1,050	1,050	1,050	1,050	1,050	1,050	1,050
DUES & SUBSCRIPTIONS	275	275	275	275	275	275	275	275	275
PUBLIC RELATIONS	0	0	0	0	0	0	0	0	0
LICENSES & FEES	400	400	400	400	400	400	400	400	400
BANK CHARGES	150	150	150	150	150	150	150	150	150
DATA PROCESSING FEES	400	400	400	400	400	400	400	400	400
AUTO & TRAVEL	800	800	800	800	800	800	800	800	800
EMPLOYEE RECRUIT. EXP.	500	600	600	500	600	500	600	600	600
EMPLOYEE SUPPLIES	100	100	100	100	100	100	100	100	100
EMPLOYEE BENEFITS	350	350	350	350	350	350	350	350	350
EMPLOYEE UNIFORMS	110	110	110	110	110	110	110	110	110
EMP. PHYSICALS, FINGERPRINTS	500	500	500	500	500	500	500	500	500
HEPATITIS VACCINE	50	50	50	50	50	50	50	50	50
POSTAGE	350	350	350	350	350	350	350	350	350
SEMINARS/EDUCATION	100	100	100	100	100	100	100	100	100
TOTAL ADMINISTRATION	28,620	28,620	28,620	28,620	28,620	28,620	28,620	28,620	28,620

BRESSI RANCH

NEGATIVE CARRY ANALYSIS

DATE: 09/8/09

(Note: This information is used for internal budgeting purposes only and there is no implied or express warranty or representation as to the ability of the operations to meet these budgets.)

	TOTAL UNITS	FULL OP UNITS	FULL OP RESIDENTS
ACTIVCARE	41	37	37
ROYAL CLUB	23	21	21
ASSISTED LIVING	16	15	15
TOTAL FACILITY CENSUS	80	73	73
		91.25%	

	Account	Basis	Rate	Pre Opening 1 MO.	Pre Opening 1 MO.	Pre Opening 1 MO.	Opening Month 1 1 MO.	Month 2 1 MO.	Month 3 1 MO.	Month 4 1 MO.	Month 5 1 MO.	Month 6 1 MO.	Month 7 1 MO.	Month 8 1 MO.	Month 9 1 MO.	Month 10 1 MO.	Month 11 1 MO.	Month 12 1 MO.	Month 13 1 MO.	Month 14 1 MO.	Month 15 1 MO.	Month 16 1 MO.	Month 17 1 MO.	Month 18 1 MO.
NO. OF DAYS IN MONTH				30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4	30.4
NO. RESIDENT DAYS:																								
ACTIVCARE				0	0	0	183	243	304	365	426	487	548	639	700	760	882	1,004	1,125	1,125	1,125	1,125	1,125	1,125
ROYAL CLUB				0	0	0	91	152	213	274	335	395	456	517	578	639	639	639	639	639	639	639	639	639
ASSISTED LIVING				0	0	0	91	152	213	274	335	395	456	456	456	456	456	456	456	456	456	456	456	456
TOTAL FACILITY RESIDENT DAYS				0	0	0	365	548	730	913	1,095	1,278	1,460	1,612	1,734	1,855	1,977	2,099	2,220	2,220	2,220	2,220	2,220	2,220
CENSUS																								
ACTIVCARE				0	0	0	6	8	10	12	14	16	18	21	23	25	29	33	37	37	37	37	37	37
ROYAL CLUB				0	0	0	3	5	7	9	11	13	15	17	19	21	21	21	21	21	21	21	21	21
ASSISTED LIVING				0	0	0	3	5	7	9	11	13	15	15	15	15	15	15	15	15	15	15	15	16
TOTAL FACILITY CENSUS				0	0	0	12	18	24	30	36	42	48	53	57	61	65	69	73	73	73	73	73	73
MANAGEMENT FEE	917963	PCT. =	5.00%	0	0	0	3,082	4,678	6,212	7,764	9,267	10,800	12,301	13,800	14,971	16,194	17,294	18,336	19,396	19,396	19,396	19,396	19,396	19,396
REAL PROPERTY TAX	918380	/MO. =	0.33	0	0	0	12,144	12,144	12,144	12,144	12,144	12,144	12,144	12,144	12,144	12,144	12,144	12,144	12,144	12,144	12,144	12,144	12,144	12,144
PERSONAL PROPERTY TAX	918381	/MO. =	0.01	0	0	0	368	368	368	368	368	368	368	368	368	368	368	368	368	368	368	368	368	368
INSURANCE	918480	/MO. =	65	0	0	0	5,200	5,200	5,200	5,200	5,200	5,200	5,200	5,200	5,200	5,200	5,200	5,200	5,200	5,200	5,200	5,200	5,200	5,200
TOTAL OPERATING EXPENSE				19,509	42,064	111,877	177,748	184,124	204,355	216,369	241,647	244,475	252,787	255,531	260,552	262,683	264,824	266,921	269,022	269,022	269,022	269,022	269,022	269,022
EARNINGS BEFORE INT., TAXES, DEPR., & AMORT. (EBITDA)				(19,509)	(42,064)	(111,877)	(116,098)	(90,560)	(80,112)	(61,086)	(56,315)	(28,468)	(6,766)	20,465	38,859	61,202	81,061	99,799	118,898	118,898	118,898	118,898	118,898	118,898
$10,000,000 @ 5% INTEREST ONLY							-41,700	-41,700	-41,700	-41,700	-41,700	-41,700	-41,700	-41,700	-41,700	-41,700	-41,700	-41,700	-41,700	-41,700	-41,700	-41,700	-41,700	-41,700
Cap X reserve $450 per Bed							-3,000	-3,000	-3,000	-3,000	-3,000	-3,000	-3,000	-3,000	-3,000	-3,000	-3,000	-3,000	-3,000	-3,000	-3,000	-3,000	-3,000	-3,000
Cash Flow							-157,798	-132,260	-121,812	-102,786	-98,015	-70,168	-48,466	-21,235	-2,841	19,502	39,361	58,099	77,198	77,198	77,198	77,198	77,198	77,198
CUMULATIVE CASH FLOW:							(331,248)	(463,508)	(585,320)	(688,106)	(786,121)	(856,290)	(904,756)	(925,991)	(928,833)	(909,330)	(869,969)	(811,870)	(734,672)	(657,474)	(580,276)	(503,078)	(425,879)	(348,681)
SUMMARY RECAP																								
TOTAL REVENUE				0	0	0	61,650	93,564	124,243	155,283	185,332	216,007	246,021	275,996	299,410	323,885	345,885	366,720	387,920	387,920	387,920	387,920	387,920	387,920
EXPENSES:																								
TOTAL WAGES				12,700	21,078	72,019	104,808	107,728	121,263	128,868	147,483	147,483	152,045	152,045	154,478	154,478	154,478	154,478	154,478	154,478	154,478	154,478	154,478	154,478
TOTAL PAYROLL TAXES				1,296	2,163	7,425	10,819	11,121	12,522	13,309	15,236	15,236	15,708	15,708	15,960	15,960	15,960	15,960	16,960	15,960	15,960	15,960	16,960	15,960
TOTAL VAC/HOL/SICK				263	556	2,236	3,383	3,485	3,959	4,225	4,877	4,877	5,036	5,036	5,122	5,122	5,122	5,122	5,122	5,122	5,122	5,122	5,122	5,122
TOTAL WORKER'S COMP				436	737	3,377	5,109	5,271	6,019	6,440	7,469	7,469	7,721	7,721	7,856	7,856	7,856	7,856	7,856	7,856	7,856	7,856	7,856	7,856
TOTAL OVERHEAD BURDEN				1,995	3,456	13,038	19,311	19,877	22,501	23,974	27,582	27,582	28,466	28,466	28,938	28,938	28,938	28,938	28,938	28,938	28,938	28,938	28,938	28,938
SUBTOTAL				14,695	24,534	85,057	124,119	127,605	143,764	152,842	175,064	175,064	180,511	180,511	183,416	183,416	183,416	183,416	183,416	183,416	183,416	183,416	183,416	183,416
% of Overhead Burden				15.71%	16.40%	18.10%	18.43%	18.45%	18.56%	18.60%	18.70%	18.70%	18.72%	18.72%	18.73%	18.73%	18.73%	18.73%	18.73%	18.73%	18.73%	18.73%	18.73%	18.73%
TOTAL NON-WAGE RELATED EXP.				4,814	17,530	26,820	53,629	56,518	60,591	63,527	66,583	69,411	72,276	75,020	77,136	79,267	81,408	83,505	85,606	85,606	85,606	85,606	85,606	85,606
TOTAL OPERATING EXPENSES				19,509	42,064	111,877	177,748	184,124	204,355	216,369	241,647	244,475	252,787	255,531	260,552	262,683	264,824	266,921	269,022	269,022	269,022	269,022	269,022	269,022
EBITDA				(19,509)	(42,064)	(111,877)	(116,098)	(90,560)	(80,112)	(61,086)	(56,315)	(28,468)	(6,766)	20,465	38,859	61,202	81,061	99,799	118,898	118,898	118,898	118,898	118,898	118,898

Exhibit

F

Clarke Lewis
Managing Director
Valuation Services
Capital Markets Group
Appraisal Management



Cushman & Wakefield, Inc.
51 West 52nd Street
New York, NY 10019-6178
631-234-5050 Tel
631-234-5192 Fax
clarke.lewis@cushwake.com
Email

Date: January 19, 2010

Jean-Pierre LoMonaco
Valuation & Information Group
6167 Bristol Parkway Suite 430
Culver City, CA, 90230

REFERENCE: 10-000030-01
Bressi Holdings, LLC Bressi Holdings, LLC
Senior Housing - Skilled Nursing Facility
Paradise Road and Cottage Drive, Carlsbad, CA
Carlsbad, CA, 92008

This letter will confirm your engagement to prepare an appraisal of the above referenced property on behalf of Mutual of Omaha Bank. Your estimate(s) of market value must conform to the following valuation scenario(s) and corresponding property rights to be appraised:

Scope of Work

Intended Use — The intended use of this appraisal is for loan underwriting and-or credit decisions.

Intended User — The intended users of this report are Mutual of Omaha Bank and or affiliates and Cushman and Wakefield

Inspection Requirement — An interior and exterior inspection of the subject property, as well as an inspection of all comparable properties utilized.

Approaches to Value — All applicable approaches

Report Addressing and Uploads — Please address the report to:

Cushman & Wakefield
Appraisal Management Firm for Mutual of Omaha Bank
1747 Veterans Highway - Suite 48
Islandia, NY 11749
Attn: Clarke Lewis

Please include the RIMS Project # on the cover of the report.

At completion of the report please upload two files (appraisal report and invoice) to the system.

Sale and Rental Photographs — Photographs of the comparable rentals and sales are required.

Required Graphics	Required graphics include a site plan, a plot plan of the subject showing building lines, area and neighborhood maps, and maps indicating the locations of comparable sale and rental properties
Reporting Requirements	Reporting requirements include the subject property zip code and census tract number along with the designated flood zone of the subject property according to the National Flood Insurance Program maps.
Invoicing	The invoice should be addressed to the Account Officer at Mutual of Omaha Bank, not Cushman & Wakefield.
Other	None
Report Type: **Report Format:**	Self-Contained Narrative
Value(s) Requested:	Market Value - As-Is (Fee Simple) Prospective Market Value - Upon Completion of Construction (Fee Simple) Prospective Market Value - Upon Stabilization (Fee Simple)
Address Questions to the Job Manager:	Clarke Lewis Capital Markets Group, Valuation Services 1747 Veterans Highway 48 Islandia, NY 11749 Phone: 631-234-5050 Fax: 631-234-5192 Email: clarke.lewis@cushwake.com

It is mutually agreed that your completed appraisal report, in the specified number of copies, will be delivered to the undersigned on or before the date specified below, and that the total appraisal fee will not exceed the fee specified below.

Date Appraisal Due: 2/4/2010 Total Fee:

The appraisal and report are to be prepared in conformance with the requirements of the Financial Institutions Reform, Recovery and Enforcement Act (FIRREA); the Interagency Appraisal and Evaluation Guidelines; and the Uniform Standards of Professional Practice (USPAP). The appraisal should include an estimate of exposure time as required in Statement 6 (USPAP) and clearly state the reporting option used under Standard 2-2 (USPAP). The purpose of the appraisal is to estimate market value as defined by the Board of Governors of the Federal Reserve System, in accordance with Title XI of FIRREA (1989). The appraisal will be utilized by Mutual of Omaha Bank as an aid in proper underwriting, loan classification and/or disposition of the asset.

The report should contain sufficient data and analysis to enable the reader to follow the appraiser to the final value conclusions. Representatives of Cushman & Wakefield or Mutual of Omaha Bank may perform an administrative or technical review of the report. Your full cooperation in the review process is deemed to be an integral part of this appraisal assignment

Mutual of Omaha Bank reserves the right to provide a copy of the appraisal to the borrower, the borrower's representative or any third party Mutual of Omaha Bank may deem appropriate. Further, Cushman & Wakefield and Mutual of Omaha Bank reserves the right to terminate this appraisal assignment at any time without any further liability or obligation owed to you, if in Cushman & Wakefield's judgment you have failed to perform in accordance with the terms and conditions set forth in this engagement letter. The appraiser will maintain the confidentiality and privacy of customer information obtained in the course of this assignment in compliance with USPAP and Regulation P, Title V of the Gramm-Leach-Bliley Financial Modernization Act.

For access to the property, please contact:

Name: Kevin Moriarty Telephone: 858-565-4424

Upon completion of the assignment, please deliver the required number of copies of the report, the invoice, and all property specific documentation provided by Cushman & Wakefield and/or Mutual of Omaha Bank to:

3 Copy(ies) to:
Jeff Barnett
Mutual of Omaha Bank
F6074
4675 McArthur Court Suite 1480
Newport Beach, CA 92660

In addition, please upload an electronic copy of your appraisal report *and invoice* to the **RIMSCentral** site at http://www.rimscentral.com.

Include a signed copy of this letter as an addendum to the completed report. The signatory of this engagement letter must also be a signatory of the appraisal report.

Sincerely,

Clarke Lewis
Cushman & Wakefield
Valuation Services
Capital Markets Group
Appraisal Management

Accepted By:
Printed Name:
Date:


Jean-Pierre LoMonaco
1/19/10

Exhibit

G

STATE OF CALIFORNIA



Business, Transportation & Housing Agency

OFFICE OF REAL ESTATE APPRAISERS

REAL ESTATE APPRAISER LICENSE

OREA APPRAISER IDENTIFICATION NUMBER AG011111

JEAN-PIERRE LOMONACO

has successfully met the requirements for a license as a general real estate appraiser in the State of California and is, therefore, entitled to use the title "Certified General Real Estate Appraiser".

This license has been issued in accordance with the provisions of the Real Estate Appraisers' Licensing and Certification Law.

OFFICE OF REAL ESTATE APPRAISERS

Bob Clark

Date Issued: June 25, 2009

Date Expires: June 24, 2011

Audit No. 118714

STATE OF CALIFORNIA



Business, Transportation & Housing Agency

OFFICE OF REAL ESTATE APPRAISERS

REAL ESTATE APPRAISER LICENSE

OREA APPRAISER IDENTIFICATION NUMBER AG043267

JOHN P. GREENBAUN

has successfully met the requirements for a license as a general real estate appraiser in the State of California and is, therefore, entitled to use the title "Certified General Real Estate Appraiser".

This license has been issued in accordance with the provisions of the Real Estate Appraisers' Licensing and Certification Law.

OFFICE OF REAL ESTATE APPRAISERS

Bob Clark

Date Issued: November 7, 2009

Date Expires: November 6, 2011

Audit No. 123758



PROFESSIONAL QUALIFICATIONS

JEAN-PIERRE LoMONACO, MAI
PRESIDENT
VALUATION & INFORMATION GROUP

Experience

General

Mr. LoMonaco entered the real estate consulting industry in 1989. Assignments include market feasibility analysis, appraisal reports, lease analysis, highest and best use studies, and general consulting. Mr. LoMonaco's expertise has been used by clients for lending, litigation support, asset allocation, due diligence, lease negotiation, tax appeals, bankruptcy proceedings and market and site selection.

Mr. LoMonaco is the President of Valuation & Information Group, Culver City, CA. Experience includes appraisal and market feasibility assignments for a wide variety of property types in the senior housing and healthcare related industry. Property types included senior apartments, independent living, congregate, assisted living, skilled nursing, Alzheimer's, medical office buildings, surgery centers, dialysis centers, rehabilitation hospitals, psychiatric hospitals, specialty hospitals and general acute care hospitals. Assignments have been conducted throughout the United States.

Prior to joining the Valuation & Information Group Mr. LoMonaco was Vice President of a national consulting company specializing in healthcare related assets and was responsible for the western real estate division. Duties included client servicing, staff development and general oversight of the western division.

Professional Affiliations

Member of the Appraisal Institute (MAI); Certified General Real Estate Appraiser in Arizona, California, Colorado, Georgia, Illinois, Maryland, Massachusetts, Michigan, Ohio, Oregon, Pennsylvania, Texas, Utah, and Washington

Education

By continually attending classes, seminars and conferences, Mr. LoMonaco routinely exceeds the minimum continuing education requirements of the Appraisal Institute and State requirements.

Mr. LoMonaco has moderated panels at senior housing / long-term care conferences. He received his Bachelor of Science degree in Finance and Real Estate Emphasis at the University of Southern California.



SENIOR HOUSING/HEALTHCARE INDUSTRY ASSIGNMENTS
PERFORMED BY JEAN-PIERRE LoMONACO, MAI
SINCE JANUARY 1, 1996

Senior Housing/Assisted-Living Facilities

Aegis Escondido, Escondido, CA
Aegis of Fremont, Fremont, CA
Aliso Laguna Village, Aliso Laguna, CA
Alterra- Augusta, Augusta, KS
Alterra Clare Bridge of Corona, Corona, CA
Alterra Clare Bridge of East Hempfield, Lancaster, PA
Alterra Clare Bridge, Oceanside, CA
Alterra Sterling Hse of Chambersburg, PA
Alterra-Woodland Terrace, Liberal, KS
Amdal Chico, Chico, CA
Amdal Residential Care, Hemet, CA
Amdal Rancho Mirage, Rancho Mirage, CA
AmeriPark at Austin, Austin, TX
AmeriPark at Sherwood, Tucson AZ
Anaheim Gardens, Anaheim, CA
Anaheim Village, Anaheim, CA
Anberry Rehab, Atwater, OR
Angela Jane/Harmony Place, Philadelphia, PA
Arbour Villas, San Bernardino, CA
Ashton Court, Orange, CA
Assisted Living Concepts, Several Locations, USA
Assisted Living Foundation, Agoura Hills, CA
Astoria Gardens, Vallejo, CA
Ateret Avot, Brooklyn, NY
Auburn Park, Bakersfield, CA
Austin Gardens Alz Care Center, Lodi, CA
Autumn Years, Costa Mesa, CA
Avalon at Brush Creek, Santa Rosa, CA
Avalon at Newport, Newport, CA
Bedford, Vancouver, WA
Bella Mar, Santa Monica, CA
Bellflower Gardens, Bellflower, CA
Belmont Hills, Belmont, CA
Bethany Healthplex, Lakewood, CO
Beverly Monterey, Monterey, CA
Bickford House, Bourbonnais, IL
Bickford House, Rockford, IL
Bothell Assisted Living, Bothell, WA
Bradley Bay Nursing Center, Bay Village, OH
Bradley Sun City, Sun City, CA
Brandywine – Bel Ami, Brick Township, NJ
Breakers, Long Beach, CA
Bremerton, Bremerton, WA
Broadway at City View, Ft. Worth, TX
California Villa Retirement, Van Nuys, CA
Cambridge House, Los Angeles, CA
Camino Alto Resident Club, Vallejo, CA
Camlu Retirement Center, Kerrville, TX
Canterbury Apartments, Waterford, MI
Canterbury House, Auburn, CA
Homewood at Richmond, Cleveland, OH
Homewood at Shavano Park, San Antonio, TX
Huntington Retirement Hotel, Torrance, CA
Huntington Terrace ALF, Gresham, OR
Immanuel Campus of Care, Peoria, AZ
Infinia at Mansfield, Mansfield, OH
Iranian Jewish Senior Ctr., Los Angeles, CA
Lafayette Conv. Hosp., Lafayette, CA
Laguna Bch Retirement Comm., Laguna Bch, CA
Lakeview Senior Citizens Center, Cleburne, TX
Lakeview Village, Boulder City, NV
Lakeview Village Assisted Living, Yorba Linda, CA
Lake Wiley Assisted Living, Lake Wiley, CA
Las Fuentes Resort Village, Prescott, AZ
Laurel Place, San Bernardino, CA
Lincoln Square Assisted Living, North Versailles, PA
Locust Grove Assisted Living, West Mifflin, PA
Loyalton at Biloxi, Biloxi, MS
Loyalton at Hattiesburg, Hattiesburg, MS
Madera Assisted Living, Madera, CA
Maple Leaf, Seattle, WA
Mission Villa, Campbell, CA
Morningside of Cleveland, Cleveland, TN
Morningside of Gainesville, Gainesville, GA
Morningside of Macon, Macon, GA
Morningside of Madison, Madison, AL
Needles Village Campus, Needles, CA
Nightingale Assisted Living, Escondido CA
Northbay at Rancho Solon, Fairfield, CA
Oak Harbor Retirement Community, Oak Harbor, WA
Ochoco Village, Prinville, OR
Ontario Residential Manor, Ontario, CA
Orchard Park, Bellingham, WA
Pacific Gardens at Tarzana, Tarzana, CA
Palm Gardens, Woodland, CA
Paragon Assisted Living, Mission Viejo, CA
Park Place, Denver, CO
Parsons House on Eagle Run, Omaha, NE
Patriots Landing CCR & Condo, Du Pont, WA
Pine Haven, Sugar Land, TX
Pines at the Park, Mesa, AZ
Plantation Place Retirement Home, Boise, ID
Primrose – Alzheimer, Santa Rosa, CA
Proposed ALF, W. Sacramento, CA
Regency Park- Oak Knoll, Pasadena, CA
Residential Care Facility, Menifee, CA
Rhode Island, Cranston, RI
Ridge Wind, Pocatello, ID
Ridgemont Terrace, Port Orchard, WA
Rolston Village, San Mateo, CA


V&
IG

Canterbury Ridge, Urbana, IL
Capri Retirement Villa, Newhall, CA
Care Age, Carlsbad, CA
Careage, DuPont, WA
Cardinal Retirement, Cuyahoga Falls, OH
Carlton Plaza of San Jose, CA
Carlton Plaza of San Leandro, CA
Carlton Plaza of Sacramento, Sacramento, CA
Carson Retirement, Carson, CA
Carriage Hill Retirement Home, Bedford, VA
Casa Carmen, Glendora, CA
Casa Verdugo, Glendale, CA
Cerritos Village, Cerritos, CA
Chancellor Place of Windsor, Windsor, CA
Charleston Gardens, Charleston WV
Chestnut of Highlands, Highlands
Chestertown Nursing & Rehab Cntr, Chestertown, MD
Cheyenne Residential Care, N. Las Vegas, NV
Chris Ridge Village, Phoenix, AZ
Christian Church Home, Lexington, KY
Citadel, Mesa, AZ
Clarion, Simi Valley, CA
Cobblestones at Fairmont, Manassas, VA
Cottage of Green Valley, Henderson, NV
Cottonwood Assisted Living, Cottonwood, AZ
Country House Cumberland, Cumberland, MD
Country Villa West, Culver City, CA
Covered Bridge Health Campus, Seymour, IN
Creston Village, Paso Robles, CA
Cypress Meadows, Antioch, CA
Deane Hill, Knoxville, TN
Diamond Springs Assisted Lvng, Diamond Springs, CA
Dubuque Assisted Living, Dubuque, IA
Eden Villa, Walnut Creek, CA
Elim Gardens, Fresno, CA
Elder Care Alliance, San Rafael, CA
Emerald Hills, Auburn, WA
Emeritus, Several Locations, USA
Encino Assisted Living, Los Angeles, CA
Encino Riviera, Tarzana, CA
Evergreen Valley Retirement Center, Spokane, WA
Fair Oaks Estates, Carmichael, CA
Fair Oaks, Pasadena, CA
Fairwinds, West Hills, CA
Fairwinds, Coeur d' Alene, ID
Farmington Square, Salem, OR
Foremost Health Care Center, Hesperia, CA
Fountain Asst. Living-Ashton Studios, Orange, CA
Fountain View Portfolio, Multistate
Fountain Village, Fountain Valley, CA
Fullerton Village, Fullerton, CA
Garden Crest, Los Angeles, CA
Gardena Retirement Center, Gardena, CA
Georgetown Place, Fort Wayne, IN
Glenwood Gardens, Bakersfield, CA
Golden Creek Inn, Irvine, CA

Rosemont at Clearlake, Houston, TX
Rosemont at Kingwood, Kingwood, TX
Rosewood Estates, Bucks County, PA
Royal Bellingham Gardens, North Hollywood, CA
Rubidoux Manor, Riverside, CA
Sacramento ALF, Sacramento, CA
Sanford House, Los Angeles, CA
Seabrook House, Seabrook, NJ
Seasons at Modesto, Modesto, CA
Seville Terrace, Las Vegas, NV
Silver Creek Leisure Living, Bullhead City, AZ
Silverado Azusa, Azusa, CA
Silverado- San Luis Rey, San Juan Capistrano, CA
Silverado Senior Living, Costa Mesa, CA
Silverado Senior Living, Escondido, CA
Silverado- Olympus View, Salt Lake City, UT
Spring Retirement, Torrance, CA
Springfield Place, Petaluma, CA
St. Cloud Nursing Home, Orange, NJ
St. Joseph Gardens, Fort Worth, TX
St. Paul's Vila, San Diego, CA
St. Teresa Assisted Care, Pleasant Hill, CA
Sterling House of Broadmoor, Colorado Springs, CO
Sterling Commons & Inn, Victorville, CA
Sterling House of Lincoln, Lincoln, NE
Sterling House at Olathe, Olathe, KS
Sterling House of Omaha, NE
Sterling House of Sioux City, Woodbury, IA
Sterling House of Temecula, Temecula, CA
Stratford at Maple Leaf, Seattle, WA
Summerville at Litchifield Hills, Torrington, CT
Summerville at South Windsor, South Windsor, CT
Summit at Westlake Hills, Austin, TX
Sun City Village, Sun City, CA
Sun City Assisted Living Center, Sun City, CA
Sungarden Terrace/McAllister Inst, Lemon Grove, CA
Sunshine Villa Living Center, Santa Cruz, CA
Sunnybrook at Tama, Tama, IA
Sunrise Santa Monica, Santa Monica, CA
Tacoma, Lutheran Home, Tacoma, WA
Tennyson Court Sr Care Center, Williamsville, NY
Terrace at Mountain, Chattanooga, TN
Timber Ridge at Madera, Madera, CA
The Breakers, Long Beach, CA
The Bridge at Citadel, Mesa, AZ
The Evergreen, Dickinson, ND
The Gardens at Balboa Park, Van Nuys, CA
The Huntington, Alhambra, CA
The Kensington, Hastings, NE
The Kensington, Williston, ND
The Lorelton, Wilmington, DE
The Woodlands, Las Vegas, NV
Uncommon Care Louisville, Louisville, KY
Uncommon Care Nashville, Nashville, TN
Uncommon Care Sugarland, Sugarland, TX
Villa Res. Care Home at Arlington, Arlington, TX



Golden Oaks, Pasadena, CA
Golden Pond Retirement Community, Sacramento, CA
Grand Court of Mesa, Mesa, CA
Granite Hills Convalescent Hospital, El Cajon, CA
Green Hill Park, Chandler, AZ
Grace Healthcare of Clewiston, Clewiston, FL
Grace Healthcare of Lakeland, Lakeland, FL
Grace Healthcare of St. Petersburg, St. Petersburg, FL
Green Valley, Henderson, NV
Green Valley Assisted Living, Green Valley, AZ
Haven Nursing Center, Baltimore, MD
Heritage Place, Bountiful, UT
Hillcrest Inn, Thousand Oaks, CA
Holiday Manor, Scranton, PA
Holy Hill, Los Angeles, CA
Homewood at Boyton Bch, Boyton Bch, FL
Homewood at Delray Bch, Delray Bch, FL
Villa Maria, Tucson, AZ
Villas Las Posas, Camarillo, CA
Villas at San Bernardino, San Bernardino, CA
Washington Oaks Retirement, Everett, WA
Watsonville ALF, Watsonville, CA
West Cobb Assisted Living, Marietta, GA
Western Ferndale Board & Care, Los Angeles, CA
Westminster Terrace, Westminster, CA
Willow Glen ALF, San Jose, CA
Wilshire Retirement Center, Los Angeles, CA
Wilshire at Lakewood, Lee's Summit, MO
Windchime of Marin, Kentfield, CA
Whitehall Residence, Rochelle Park, NJ
Wildwood Canyon Villa, Yucaipa, CA
Woodward Estate, Bowie, MD
Yorkshire House, Hemet, CA

Skilled-Nursing Facilities

Alamitos Belmont, Long Beach, CA
Alta Mesa Nursing Center, Ft. Worth, TX
Anberry Rehabilitation Hospital, Atwater, CA
Astoria Nursing & Rehab, Sylmar, CA
Autumn Health Care of Coshocton, Coshocton, OH
Balch Springs, Balch Springs, TX
Baldwin Manor, Kenton, OH
Bala Nursing & Retirement, Philadelphia, PA
Bear Creek Care, Rochester, MN
Bell Gardens, Bell Gardens, CA
Bethany Gardens, Rome, NY
Beverly Healthcare – Burbank, Burbank, CA
Beverly Healthcare of Forestdale, Birmingham, AL
Beverly Healthcare - La Mesa La Mesa, CA
Beverly Healthcare of Tarboro, Tarboro, NC
Beverly Manor, St. Joseph, CA
Blossom Nursing & Rehab, Salem, OH
Briarcliff, McAllen TX
Briarwood Manor, Lexington, TN
Briarwood Nursing/Medical Arts Health, GA
Brighton Convalescent Center, Pasadena, CA
Brighton Place of San Diego, San Diego, CA
Bristol Minor Health Care Center, Rochelle Park, NJ
Buena Vista Retirement, Clovis, NM
Canterbury on the Lake, Waterford, MI
Canterbury Villa of Houston, Houston, TX
Capitol Healthcare Services, Dover, DE
Capitol Nursing & Rehab Center Inc., Kent, DE
Cardinal Hill Healthcare, Greenville, IL
Cardinal Healthcare, Energy, IL
Carehouse Conval. Ctr. Santa Ana, CA
Care Meridian, Fairfax, CA
Carlyle Nursing Home, Framingham, MA
Casa San Miguel, Concord, CA
Cascade Park Care Center, Vancouver, WA
Castle County Care Center, Price, UT
Lafayette Convalescent Hospital, Lafayette, CA
Laird Hospital, Bakersfield, CA
Lexington Center for Health & Rehab, Lexington, KY
Liberty Care Center, Liberty, MS
Live Oak Nursing Ctr., George West, TX
Lubbock Hospitality House, Lubbock, TX
Las Vegas Skilled Nursing Facility, Las Vegas, NV
Laurel Wood Center, Union, CA
Liberty West View Manor, Derby, KS
Life Care Center of Casper, Casper, WY
Life Care Center of Charleston, N. Charleston, SC
Liliha Healthcare Center, Honolulu, HI
Lincoln Care Center, Detroit, MI
Linda Vly Care & Linda Vly Villa, Loma Linda, CA
Jacobsen Center, Seattle, WA
James Square Health & Rehab Center, Syracuse, NY
Mariposa SNF, Mariposa, CA
Marilinda Convalescent Hospital, Napa, CA
Mediplex of Stamford, Stamford, CT
Michael Manor, Douglas, WY
Millford House, Baltimore, MD
Millwood Hospital, Arlington, TX
Middlebury Manor Health Care Ctr. Akron, OH
Mission de la Casa, Santa Clarita, CA
Mission Manor Health Center, Albuquerque, NM
Montebello Plaza Hotel, Montebello, CA
Monument Hill Nursing Ctr., La Grange, TX
Mtn City Health Care Center, Mountain City, TN
Mountain Shadow Nursing, Las Cruces, NM
New Hope Care Center, Tracy, CA
Oak Crest Nursing Ctr., Rockport, TX
Oak Grove Institute at Vista, Vista, CA
Oakland Care Center, Oakland, CA
Oakland Manor Nursing Center, Giddings, TX
Oak Manor Nursing Ctr. Flatonia, TX
Oak Park Convalescent Hospital, Pleasant Hill, CA



Cedar Lawn Convalescent Hospital, Abington, VA
Cherokee Rose Manor, Glen Rose, TX
Cheyenne Care Ctr., N. Las Vegas, NV
Chicago Lakeview Hospital, Chicago, IL
Christian Church Home of Lexington, Lexington, KY
Citrus Nursing Center, Fontana, CA
Cityview Care Ctr. Fort Worth, TX
Clairmont, Longview, TX
Clairmont, Tyler, TX
Clearview Sanitarium, Gardena, CA
Cleveland Rehab & Spec. Care Ctr. Cleveland, OH
Colonial Manor, New Braunfels, TX
Colonial Manor at Tyler, Tyler, TX
Comanche Trail Nursing Ctr., Big Spring, TX
Community Alzheimer's Living Facility, Fresno, CA
Community Living Center, Oakhurst, CA
Consolidated Industries, 17 facilities, CA
Convalescent Care of Reseda, Reseda, CA
Coronado Nursing Center, Abilene, TX
Country Club Conv. Hospital, Santa Ana, CA
Creswell Care Center, Creswell OR
Crestwood, Eureka, CA
Crestwood Manor at Freemont, Freemont, CA
Crestwood Portfolio, 30 facilities, CA
Cuppett and Weeks Nursing Home, Oakland, MD
Cuyahoga Falls Country Place, Cuyahoga Falls, OH
Cypress Portfolio
Del Amo Gardens Convalescent, Torrance, CA
Devonshire Care, Hemet, CA
Downey Community Health, Downey, CA
Earlwood, Care Ctr. Torrance, CA
Eastside Medical & Rehab, Bellevue, WA
Eaglewood Care Center, Carey, OH
Elmwood Convalescent, Oakland, CA
Emmanuel of San Jose, San Jose, CA
Empress Rehab Center, Long Beach, CA
Enumclaw Healthcare & Rehab, Enumclaw, WA
Escondido Care Center, Escondido, CA
Evergreen at Arvin, Arvin, CA
Evergreen at Bakersfield, Bakersfield, CA
Evergreen Bremerton Health & Rehab, Bremerton, WA
Evergreen At Fullerton, Fullerton, CA
Evergreen at La Grande, La Grande, OR
Evergreen at Lakeport, Lakeport, CA
Evergreen Mesa, Mesa, AZ
Evergreen Park Royal Healthcare Cntr, Longview, WA
Fallon Convalescent Center, Fallon, NV
Fireside Conv. Hospital, Santa Monica, CA
Forest Hill Convalescent Home, Richmond, VA
Fountain Care Ctr., Orange, CA
Franklin Care Center, Detroit, MI
Fredrick Villa, Catonsville, MD
Fremont Manor, Fremont, CA
Friendship Home, Carlinville, IL
Garden Crest, Los Angeles, CA
Gardena Convalescent Center, Gardena, CA

Oak Park Convalescent Hospital, Torrance, CA
Oakland Care Center, Oakland, NJ
Oakwood/Briarwood/Whitehaven, TN
Oakwood Manor, Dryersburg, TN
Olive Ridge Care Center, Oroville, CA
Orchard Brooke Living Center, Orchard Park, NY
Oshkosh Medical & Rehab Center, Oshkosh, WI
Oswego, Oswego, KS
Palm at Park Place, Kissimmee, FL
Palm Valley Rehab & Care Center, Goodyear, AZ
Parkview/side Care Center, Fremont, OH
Parkview Manor, Humbolt, TN
Pine Ridge Health Care Center, Elizabethton, TN
Pines at the Park, Mesa, AZ
Point Loma, San Diego, CA
Sierra Madre SNF, Sierra Madre, CA
Ramona Manor Convalescent Hospital, Hemet, CA
Regency Care Center, Independence, MO
Rheem Valley Convalescent Hospital, Moraga, CA
Riviera Healthcare Center, Pico Rivera, CA
Ridgewood Manor, Maumee, OH
Riverbluff of Cahokia, Cahokia, IL
Riviera Healthcare Center, Pico Rivera, CA
Rockwood Health Care Center, Rockwood, TN
Rosenberg Health & Rehab, Rosenberg, TX
Ruxton Health & Rehab, Richmond, VA
Ruxton Health & Rehab, Pikesville, MD
Sadie G. Mays Health & Rehab Center, Atlanta, GA
Saint Joseph's Health & Retirement, Ojai, CA
Santa Anita Conv. &Retirement Ctr Temple City, CA
Seashell Communities, Morro Bay, CA
Season's At La Jolla, La Jolla, CA
Shoreline Care, Oxnard, CA
South Jersey Health Care Center, Camden, NJ
Southern Oaks Health Care Center, St. Cloud, FL
Southwood Care Ctr., Austin, TX
Spring City Health Care Center, Spring City, TN
Shuffield II & III, Brady, TX
Stonehedge – Chittenango, Chittenango, NY
Stonehedge – Rome, Rome, NY
St. Joseph Nursing Care Center, Dorchester, MA
Sun Bridge Care & Rehab, Toledo, OH
Sun Bridge Care & Rehab, Carmichael, CA
Suncrest Healthcare Center, Phoenix, AZ
Sunharbor Manor, Roslyn, NY
Sun Healthcare, Brookline/Boston, MA
Sunset Lakes,Desert Hot Springs, CA
SunRise Care Rehab., Torrance, CA
Surry Comm. Nursing Center, Surry, NC
Texoma Healthcare Center, Sherman, TX
The Oaks of Pasadena, Pasadena, CA
The Waters of Allegany, Allegany, NY
The Waters of Aurora Park, East Aurora, NY
The Waters of Dunkirk, Dunkirk, NY
The Waters of Eden, Eden, NY
The Waters of Endicott, Endicott, NY



Glenwood Care Center, Oxnard, CA
Golden State Health Centers, 24 facilities, CA
Gordon Lane Convalescent, Fullerton, CA
Great Falls Health Care Center, Patterson, NJ
Greenwood Terrace, Swansea, IL
Guadalupe Valley Nursing Ctr., Seguin, TX
Harbor Convalescent Hospital, Torrance, CA
Harbor Health Care, Fullerton, CA
Hallettsville Nursing Ctr., Hallettsville, TX
Hardi Nursing Homes, CA
Harmony Court, Cincinnati, OH
Haven Healthcare of St. Albans, St. Albans, VT
Haven Healthcare of Rocky Hill, Rocky Hill, CT
Haven Healthcare of Rutland, Rutland, VT
Heatherbank, Columbus, PA
Hebrew Hospital Home, Bronx, NY
Heritage Care Center, American Fork, UT
Hilltop Park Rose, Tacoma, WA
Homestead I, Painesville, OH
Homestead II, Painesville, OH
Horizon Healthcare Corp, Rowell, NM
Huntington Transitional Center, Pasadena, CA
Infinia at Abilene, Abilene, KS
Infinia at Arma, Arma, KS
Infinia at Kensington, KS
Infinia at McPherson, McPherson, KS
Infinia at Smith Center, Smith Center, KS
Infinia at Wichita, Wichita, KS
James Square Health & Rehab., Syracuse, NY
Jewish Home of the Aging Reseda, CA
Kern Manor, Pilot Point, TX
Kulana Hale II, Honolulu, HI
The Waters of Gasport, Gasport, NY
The Waters of Houghton, Houghton, NY
The Waters of Orchard Park, Orchard Park, NY
The Waters of Salamanca, Salamanca, NY
The Waters of Three Rivers, Painted Post, NY
300 East Gleed Avenue, East Aurora, NY
Totally Kids, Sun Valley, CA
Town & Country Manor, Boerne, TX
Tri State Comprehensive Care Center, Harrogate, TN
Tustin Care Center, Tustin, CA
Twin Oaks Health and Rehab Center, Chico, CA
Unity Court, Cincinnati, OH
University Convalescent Hospital, Menlo Park, CA
Valley Health Care Ctr, Fresno, CA
Valley House Care Ctr, Santa Clara, CA
View Heights Conv. Hospital, Los Angeles, CA
Villa Maria Care Ctr., Santa Maria, CA
Villa Residential Care at Arlington, Arlington, TX
Vista Del Sol, Los Angeles, CA
Walton Manor Health Center, Walton Hills, OH
Washoe Care Center Nursing Home, Sparks, NV
Waterford at Three Fountains, Medford, OR
Westlake Conval. Hospital, Thousand Oaks, CA
Westlake Health Care Center, Westlake Village, CA
West Side Care Center, Los Angeles CA
West Side Campus of Care, White Settlement, TX
Whitehaven Manor, Memphis, TN
Willow Creek Care, Ctr., Clovis, CA
Windsor Terrace, Van Nuys, CA

Medical Office Buildings/Surgical Centers

Balboa Medical Plaza, Granada Hills, CA
Beltway Portfolio, Indianapolis, CA
Cambridge Medical Center, San Diego, CA
Camden MOB, Camden, NJ
Encino Medical Plaza, Encino, CA
Family Health Plan, WI
Holt-Krock Clinics, AK
Houston Orthopedic Surgical Hospital, Bellaire, TX
Medical Office Building, Atlanta, GA
Mercy Medical/ MacGregor Medical, Houston, TX
Mission Viejo MOB, Mission Viejo, CA
Office Building, Los Angeles, CA
Pacific Medical Plaza, San Luis Obispo, CA
Pacific Tower, Huntington Beach, CA
Rancho Vistoso, Tucson, AZ
Victory Tampa Medical Square, Los Angeles, CA

Hospitals

Alhambra Hospital Medical Center, Alhambra, CA
Arroyo Grande Comm. Hospital, Arroyo Grande, CA
Bellwood General Hospital, Bellflower, CA
Cedars Hospital, DeSoto, TX
Chino Valley, Chino, CA
City of Angels, Los Angeles, CA
Columbia Chino Valley Medical Center, Chino, CA
Community Hospital of Alhambra, Alhambra, CA
Community Hospital of Gardena, Gardena, CA
Delma Pacifica, Huntington Beach, CA
Doctor's Hospital of Montclair, Montclair, CA
General Hospital, Mesa, AZ
Las Encinas Hospital, Pasadena, CA
Marian Medical Center, Santa Maria, CA
Mercy Hospital, Buffalo, NY
Mercy Baptist Medical Center
Mission Healthcare of Bellevue, Bellevue, WA
Mt. Diablo Healthcare, Pleasant Hill, CA
Monrovia Community Hospital, Monrovia, CA
Ojai Valley Community, Ojai, CA
Orange County Community Hosp., Buena Park, CA
Pacifica Hospital, Huntington Beach, CA



Doctors Hospital of West Covina, West Covina, CA
East Kansas Rehab Hospital, KS
ElaStar Community Hospital, Los Angeles, CA
French Hospital, San Luis Obispo, CA
Good Samaritan Medical Center, Phoenix, AZ
Grant Hospital, Chicago, IL
Hollywood Community Hospital, Hollywood, CA
Hollywood Comm. Hosp. at Van Nuys, Van Nuys, CA
Huntington East Valley Hospital, Glendora, CA
Los Angeles Community Hospital, L.A., CA
Los Angeles Community Hospital, Norwalk, CA
Park Community Hospital, Riverside, CA
Park View Community Hospital, Riverside, CA
Queen of Angeles – Hollywood, Los Angeles, CA
Redbud Community Hospital, Clearlake, CA
Sharp Healthcare, San Diego, CA
Specialty Hospital of So. California, La Mirada, CA
Specialty Hospital San Gabriel, West Covina, CA
St. Joseph Hospital, Buffalo, NY
The Rehab Institute of Santa Barbara, Santa Barbara, CA
US Family Care Center, Montclair, CA
Washington Medical Center, Culver City, CA
White County Medical Center, Carmi, IL

Psychiatric Facilities

Anacapa by the Sea, Port Hueneme, CA
Benchmark Behavioral, Woods Cross, UT
Brown Schools of Virginia, Charlottesville, VA
Brynn Marr Behavioral Health Care, Jacksonville, NC
Cathedral City, Palm Springs, CA
CBHS Of San Diego, San Diego, CA
Cedar Crest Hospital, Belton, TX
Cedar Springs, Colorado Springs, CO
Charter by the Sea, St. Simons Island, GA
Charter Oak BHS, Covina, CA
Chicago Lakeshore Hospital, Chicago, IL
College Hospital Costa Mesa, Costa Mesa, CA
College Hospital Inc., Cerritos, CA
Community Psychiatric Hospitals, 24 facilities
Cypress Creek, Houston, TX
Focus Healthcare of HighPoint, Cooper City, FL
Focus Healthcare of Arrowhead, Maumee, OH
Gulf Coast Youth Services, FL
Havenwyck Hospital, Auburn Hills, MI
6 Health Source Rehab Facilities
Heartland Behavioral Health Services, Nevada, MI
Hill Crest Behav + 3 Group Homes, Birmingham, AL
Holly Hill Hospital, Raleigh, NC
Kingwood, Kingwood, TX
Knollwood Center, Riverside, CA
Lakeshore Hospital, Chicago, IL
Laurel Ridge, San Marcos, TX
Light House at Mays Landing, Hamilton Twnshp, NJ
Macon Behavioral Health System, Macon, GA
Manatee Adolescent Treatment Srvce, Bradenton, FL
Manatee Palms Youth Services, Bradenton, FL
Meadow Wood, New Castle, DE
Mission Vista Compass Hospital, San Antonio, TX
Mission Vista Behvrl Hlth System, San Antonio, TX
Oaks Treatment Center, Austin, TX
Pacific Shores Hospital, Oxnard, CA
Palo Verde Hospital, Tucson, AZ
Park Manor Health Care & Rehab, DeSoto, TX
Ramsay Youth Center of Dothan, Dothan, AL
Riveredge Hospital, Forest Park, IL
Salvation Army Rehab Facility, San Bernardino, CA
Sand Hospital, Conway, SC
San Marcos Treatment Center, San Marcos, TX
Somerset Advocate School, Riverside, CA
TBS of Okalahoma, Tulsa, OK
Telecare Mental Health, Gresham, OR
Texas NeuroRehab Center, Austin, TX
Valley of the Sun, Peoria, CA
Vista Del Mar Mental Health, Ventura, CA
West Oaks Hospital, Houston, TX
Woodside Hospital, Newport News, VA



PROFESSIONAL QUALIFICATIONS

JOHN P. GREENBAUN
CONSULTANT
VALUATION & INFORMATION GROUP

Experience

General

John Greenbaun entered the real estate appraisal field in 2002 and previous to that, worked in related fields such as property tax management and strategic development. His responsibilities have included the direction of start-up offices; supervision of tax consulting engagements; completion of appraisal reports on both existing and proposed property; property inspection; research and analysis of market data; and general consulting. Mr. Greenbaun's expertise has been used by public agencies, financial institutions, national corporations, private individuals, federal entities, and properties involving Low Income Housing Tax Credits (LIHTC).

Currently, he is a Consultant at Valuation & Information Group, Culver City, CA. Prior to joining the Valuation & Information Group, Mr. Greenbaun was a senior appraiser at a Los Angeles-based firm and has also worked as an independent fee appraiser. Assignments have been conducted throughout the United States. He has completed 320 hours of appraisal and valuation education in pursuit of his MAI designation from the Appraisal Institute.

Education

Pennsylvania State University

Bachelor of Arts in Liberal Arts
May 1991

Appraisal Institute

Basic Appraisal Principles
Basic Income Capitalization (310)
Advanced Income Capitalization
Practical Aspects of Real Estate Appraisal - I
General Market Analysis and Highest & Best Use
Report Writing
Real Estate Finance, Statistics, and Valuation Modeling
General Appraiser Market Analysis and Highest & Best Use
General Appraiser Site Valuation and Cost Approach

Professional Affiliations

Member of the Appraisal Institute.
California State Certified General Real Estate Appraiser, AG043267